7/15

03024696

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bayerische Hypo- und Vereinsbank Aktiengesellschaft

*CURRENT ADDRESS D-80311 Munich

**FORMER NAME Bayerische Hypotheken und Wechsel Bank AG

**NEW ADDRESS

PROCESSED
JUL 22 2003
THOMSON FINANCIAL

FILE NO. 82- 3777 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: BBS

DATE: 7/21/03

2 0 0 1

AR/S
12-31-01

03 JUL 15 AM 7:21

ANNUAL REPORT
HOLDINGS

HVB Group

COMPLIANT WITH SECTION 313 (2) OF THE GERMAN COMMERCIAL CODE FOR THE CONSOLIDATED FINANCIAL STATEMENTS AND WITH SECTION 285 No. 11 AND 11A OF THE GERMAN COMMERCIAL CODE FOR THE ANNUAL FINANCIAL STATEMENTS OF THE PARENT BANK

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
1. Subsidiaries					
1.1 Consolidated subsidiaries					
1.1.1 Banks and financial institutions					
1.1.1.1 Domestic banks and financial institutions					
Activest Institutional Investmentgesellschaft mbH, Munich	100.0	100.0	EUR	8,962	[1]
Activest Investmentgesellschaft mbH, Unterföhring	100.0	100.0	EUR	5,131	[1]
Bankhaus Gebrüder Bethmann, Frankfurt/Main[6]	100.0		EUR	38,606	0
Bankhaus Maffei & Co. KGaA, Munich	100.0	100.0	EUR	17,300	[1]
Bankhaus Neelmeyer AG, Bremen	100.0	100.0	EUR	43,984	3,592
DAB Bank AG, Munich	65.2		EUR	138,093	(47,807)
Financial Markets Service Bank GmbH, Munich	100.0		EUR	10,226	[2,1]
Hanseatische Investitions-Bank GmbH, Hamburg	100.0	66.7	EUR	18,433	1,504
HVB Real Estate Bank Aktiengesellschaft, Munich	73.4		EUR	1,210,911	83,085
INDEXCHANGE Investment AG, Munich	95.1		EUR	11,866	(6,308)
Internationales Immobilien-Institut GmbH, Munich	94.0		EUR	8,100	1,250
Nordinvest Norddeutsche Investment-Gesellschaft mbH, Hamburg	100.0	100.0	EUR	19,355	7,904
norisbank Aktiengesellschaft, Nuremberg	100.0	10.0	EUR	139,505	10,369
Vereins- und Westbank Aktiengesellschaft, Hamburg	76.3		EUR	843,735	53,105
Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich	70.0	10.0	EUR	62,418	7,826
Westfalenbank Aktiengesellschaft, Bochum	99.8		EUR	139,777	(24,166)
Westfälische Hypothekenbank Aktiengesellschaft, Dortmund	75.0		EUR	397,128	22,920
Württembergische Hypothekenbank Aktiengesellschaft, Stuttgart	75.9		EUR	379,170	40,830

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
1.1.1.2 Foreign banks and financial institutions[4]					
Activest Investmentgesellschaft Luxembourg S.A., Luxembourg	100.0	100.0	EUR	23,732	19,060
Asset Management GmbH, Vienna	100.0	100.0	EUR	7,493	[1]
Bank Austria Aktiengesellschaft, Vienna	<100.0		EUR	5,141,037	384,788
Bank Austria Cayman Islands Ltd., George Town	100.0	100.0	USD	303,863	35,038
Bank Austria Creditanstalt d.d., Ljubljana	99.5	99.5	SIT	11,772,778	940,945
Bank Austria Creditanstalt Wohnbaubank AG, Vienna	100.0	100.0	EUR	24,379	[1]
Bank Austria Handelsbank Aktiengesellschaft, Vienna	100.0	100.0	EUR	12,138	[1]
Bank Austria Treuhand AG, Vienna	75.0	75.0	EUR	779,452	[1]
Bank Przemyslowo-Handlowy PBK S.A., Cracow	71.0	33.6	PLN	4,945,234	336,583
Bank von Ernst & Cie. AG, Berne	100.0	100.0	CHF	168,375	28,351
Bankprivat AG, Vienna	100.0	100.0	EUR	11,776	[1]
CA IB Investmentbank Aktiengesellschaft, Vienna	100.0	100.0	EUR	30,942	(27,632)
Capital Invest die Kapitalanlagegesellschaft der Bank Austria/Creditanstalt Gruppe GmbH, Vienna	100.0	100.0	EUR	4,417	[1]
Creditanstalt AG, Vienna	100.0	100.0	EUR	1,782,614	[1]
DAB Bank (Schweiz) AG, Bäch	100.0	100.0	CHF	27,117	8,774
FGH Bank N.V., Utrecht	99.9	99.9			
held by					
HVB Real Estate Bank Aktiengesellschaft, Munich					
through Assumij Beheer B.V., The Hague	100.0	100.0	EUR	374,043	28,780
subgroup with subsidiaries:					
B.V. Expl. Mij. Gem.sch.Eigendom »E.G.E. XXII«, Amsterdam	100.0	100.0			
B.V. Expl. Mij. Gem.sch.Eigendom »E.G.E. XXXII«, Amsterdam	100.0	100.0			
B.V. Mij. tot Expl. van O.G. »Lorentzplein III«, Amsterdam	100.0	100.0			
B.V. Vastgoedmij. Ilex VI, Utrecht	100.0	100.0			
B.V. Vastgoedmij. Ilex VIII, Utrecht	100.0	100.0			
B.V. Vastgoedmij. Ilex X, Utrecht	100.0	100.0			
Beheerskantoor B.H.F. B.V., Amsterdam	100.0	100.0			
Belfries I B.V., Utrecht	100.0	100.0			
Bouw-en Exploitatie Mij. »Grosland II« B.V., Amsterdam	100.0	100.0			
E.F.G. 2 (Expl. Mij. Friesch-Groningsche) B.V., Amsterdam	100.0	100.0			
FGH Hypo Garant Fonds I B.V., Utrecht	100.0	100.0			
G.B.F. Bouw-en Exploitatiemij. B.V., Rijswijk	100.0	100.0			
Nederlandse Hypotheekbank N.V., Amsterdam	100.0	100.0			
Northern Express Terminals (N.E.T.) B.V., Groningen	100.0	100.0			
Tumulus B.V., Amsterdam	61.7	61.7			
Górnoslaski Bank Gospodarczy – Spólka Akcyjna, Katowice	68.7	68.7	PLN	224,975	42,671
HVB Bank Croatia d.d., Zagreb	80.0	80.0	HRK	336,034	41,463
HVB Bank Czech Republic a.s., Prague	99.5	99.5	CZK	11,832,163	1,343,381
HVB Bank Hungary Rt., Budapest	100.0	100.0	HUF	54,734,704	8,052,209
HVB Bank Ireland, Dublin	100.0		EUR	511,330	27,400
HVB Bank Romania S.A., Bucharest	100.0	100.0	ROL	621,773,101	170,302,058
HVB Bank Slovakia a.s., Bratislava	100.0	100.0	SKK	5,011,840	690,832
HVB Banque Luxembourg Société Anonyme, Luxembourg	<100.0	5.8	EUR	961,060	105,560
HypoVereinsbank Bank Hipoteczny S.A., Warsaw	100.0	100.0	PLN	166,532	7,014
Pfandbrief Bank International S.A., Luxembourg	100.0	100.0	EUR	62,825	2,150

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Ringturm Kapitalanlagegesellschaft m.b.H., Vienna	40.0	40.0	EUR	733	198
Self Trade SA, Paris	96.0	96.0	EUR	84,326	(40,447)
subgroup with subsidiaries:					
Self Trade UK Nominees Ltd., London	100.0	100.0			
Self Trade UK Operations Ltd., London	100.0	100.0			
Self Trade UK Services Ltd., London	100.0	100.0			
Self Trade Vie SA, Paris	100.0	100.0			
Trade Gate Ltd., Peterborough	100.0	100.0			
SKWB Schoellerbank Aktiengesellschaft, Vienna	<100.0	<100.0	EUR	133,576	29,770
Visa-Service Kreditkarten Aktiengesellschaft, Vienna	75.0	75.0	EUR	23,370	19,762

1.1.2 Other consolidated companies[4]

Name and registered office	Percentage interest total	of which: held indirectly	Currency	Equity capital	Net income
Activest GmbH Marketing und Vertrieb, Munich	100.0	100.0	EUR	663	[1]
BA/CA Asset Finance Limited, Glasgow	96.0	96.0	GBP	14,016	10,169
subgroup with subsidiaries:					
BA/CA Asset Finance (1) Limited, Glasgow	100.0	100.0			
BA/CA Asset Finance (2) Limited, Glasgow	100.0	100.0			
BA/CA Asset Finance (3) Limited, Glasgow	100.0	100.0			
BA/CA Asset Finance (4) Limited, Glasgow	100.0	100.0			
BA/CA Properties Limited, Glasgow	100.0	100.0			
CA Motor Finance Ltd., Glasgow	100.0	100.0			
Caledonian Motor Finance Ltd., Glasgow	100.0	100.0			
Jessups OptiO Limited, Glasgow	100.0	100.0			
Zenith Freedom Limited, Glasgow	100.0	100.0			
BACA Export Finance Limited, London	99.9	99.9	EUR	180,387	182,575
Bank Austria Creditanstalt Leasing GmbH, Vienna	<100.0	<100.0	EUR	140,702	16,327
subgroup with subsidiaries:					
»Geiereckstrasse« Grundstücksverwaltungsgesellschaft m.b.H., Vienna	55.0	55.0			
»Kage« Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	100.0	100.0			
»Mistral Real« Spol.z.o.o., Warsaw	100.0	100.0			
»Passat Real« SP.z.o.o., Warsaw	100.0	100.0			
»Taifun Real« SP.o.o., Warsaw	100.0	100.0			
ALINT 458 Grundstücksverwaltung Gesellschaft m.b.H. & Co. Geschäftshaus Wuppertal KG, Bad Homburg	99.0	99.0			
ALINT 458 Grundstückverwaltung Gesellschaft m.b.H., Bad Homburg	100.0	100.0			
Allegro Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Allib Leasing s.r.o., Prague	100.0	100.0			
ALLIB Romania s.r.l., Bucharest	100.0	100.0			
ALMS Leasing GmbH, Salzburg	95.0	95.0			
ALV Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Anatares Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Apollo Leasing Gesellschaft m.b.H., Vienna	100.0	100.0			
Arany Pénzügyi Lizing Rt., Budapest	100.0	100.0			
Arno Grundstücksverwaltungs Gesellschaft m.b.H., Vienna	100.0	100.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Augarten – Hotel – Errichtungsgesellschaft m.b.H., Vienna	99.8	99.8			
Austria Finanza S.p.A., Treviso	100.0	100.0			
Austria Leasing GmbH, Vienna	100.0	100.0			
Austrolease S.p.A., Bolzano	100.0	100.0			
Autogyör Liegenschaftsnutzung Kft., Budapest	100.0	100.0			
BA CA Leasing (Deutschland) GmbH, Bad Homburg	94.9	94.9			
BA Creditanstalt Leasing Alpha d.o.o., Belgrade	100.0	100.0			
BA Eurolease Beteiligungsgesellschaft m.b.H., Vienna	100.0	100.0			
BA/CA-Leasing Beteiligungen GmbH (formerly CAL-Beteiligungen GmbH), Vienna	100.0	100.0			
BA/CA-Leasing Finanzierung GmbH, Vienna	100.0	100.0			
BACA Baucis Leasing GmbH, Vienna	100.0	100.0			
BACA Cheops Leasing GmbH, Vienna	100.0	100.0			
BA-CA Export Leasing GmbH, Vienna	100.0	100.0			
BA-CA Leasing MAR Immobilien Leasing GmbH, Vienna	99.8	99.8			
BA-CA Leasing Versicherungsservice GmbH & Co. KG, Vienna	100.0	100.0			
BACA Mykerinos Leasing GmbH, Vienna	100.0	100.0			
BACA-Leasing Herkules Ingatlanhasznosító Korlatólt Felelösséhü Társaság, Budapest	100.0	100.0			
BACA-Leasing Midas Ingatlanhasznosító Korlatólt Felelösséhü Társaság, Budapest	100.0	100.0			
BACA-Leasing Nero Ingatlanhasznosító Korlatólt Felelösséhü Társaság, Budapest	100.0	100.0			
BA-Creditanstalt Leasing Henk s.r.l., Bucharest	100.0	100.0			
BA-Creditanstalt-Leasing Poland Sp.z.o.o., Warsaw	100.0	100.0			
BAL Carina Immobilien Leasing GmbH, Vienna	99.8	99.8			
BAL Demeter Immobilien Leasing GmbH, Vienna	99.8	99.8			
BAL Helios Immobilien Leasing GmbH, Vienna	99.8	99.8			
BAL Hestia Immobilien Leasing GmbH, Vienna	99.8	99.8			
BAL Horus Immobilien Leasing GmbH, Vienna	99.8	99.8			
BAL Hypnos Immobilien Leasing GmbH, Vienna	99.8	99.8			
BAL Leto Immobilien Leasing GmbH, Vienna	99.8	99.8			
BAL Midas Immobilien Leasing GmbH, Vienna	99.8	99.8			
BAL Osiris Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
BAL Pan Immobilien Leasing GmbH, Vienna	99.8	99.8			
BAL Selene Immobilien Leasing GmbH, Vienna	99.8	99.8			
BAL Sobek Immobilien Leasing GmbH, Vienna	99.8	99.8			
BALSELKIS Immobilien Leasing GmbH, Vienna	99.8	99.8			
Bank Austria Creditanstalt KFZ Leasing GmbH, Vienna	100.0	100.0			
Bank Austria Creditanstalt Leasing (SR) s.r.o., Bratislava	100.0	100.0			
Bank Austria Creditanstalt Leasing Bauträger GmbH, Vienna	100.0	100.0			
Bank Austria Creditanstalt Leasing Hungary Rt., Budapest	100.0	100.0			
Bank Austria Creditanstalt Leasing Kereskedelmi Kft., Budaörs	100.0	100.0			
Bank Austria Creditanstalt Leasing Real Estate s.r.o., Prague	100.0	100.0			
Bank Austria Creditanstalt Leasing, leasing, d.o.oo, Ljubljana	100.0	100.0			
Bank Austria Creditanstalt Mobilien Leasing GmbH, Vienna	99.8	99.8			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Bank Austria Hungaria Alfa Leasing Kft., Györ	100.0	100.0			
Bank Austria Hungaria Beta Leasing Kft., Györ	100.0	100.0			
Bank Austria Leasing Argo Immobilien Leasing GmbH, Vienna	99.8	99.8			
Bank Austria Leasing Aton Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Bank Austria Leasing Hera Immobilien Leasing GmbH, Vienna	99.8	99.8			
Bank Austria Leasing Ikarus Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Bank Austria Leasing Medea Immobilien Leasing GmbH, Vienna	99.8	99.8			
Bause Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH, Vienna	100.0	100.0			
Border Leasing Grundstücksverwaltungs-gesellschaft m.b.H., Vienna	100.0	100.0			
Brewo Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	99.8	99.8			
Bumarx-Büro- und Kraftfahrzeugs-Vermietungsgesellschaft m.b.H., Vienna	99.8	99.8			
Business City Management Kft., Budapest	100.0	100.0			
CA Objekt Betriebs GmbH & Co Finanzierungs OEG, Vienna	100.0	100.0			
CAIL-Ingatlan Kft., Budapest	100.0	100.0			
CA-Kfz Leasing GmbH, Vienna	100.0	100.0			
CAL Bau Projektmanagement GmbH, Düsseldorf	100.0	100.0			
CA-Leasing Alpha Liegenschaftsnutzung Kft., Budapest	100.0	100.0			
CA-Leasing Beta Liegenschaftsnutzung Kft., Budapest	100.0	100.0			
CA-Leasing Delta Liegenschaftsnutzung Kft., Budapest	100.0	100.0			
CA-Leasing Epsilon Liegenschaftsnutzung Kft., Budapest	100.0	100.0			
CA-Leasing Euro s.r.o., Prague	100.0	100.0			
CA-Leasing High Tech Management GmbH, Vienna	100.0	100.0			
CA-Leasing Iota Kft., Budapest	100.0	100.0			
CA-Leasing Lamda Kft., Budapest	100.0	100.0			
CA-Leasing Omega Liegenschaftsnutzung Kft., Budapest	100.0	100.0			
CA-Leasing Ovus s.r.o., Prague	100.0	100.0			
CA-Leasing Praha s.r.o., Prague	100.0	100.0			
CA-Leasing Senioren Park GmbH, Vienna	74.8	74.8			
CA-Leasing Terra d.o.o., Ljubljana	100.0	100.0			
CA-Leasing Ypsilon Kft., Budapest	100.0	100.0			
CA-Leasing Zeta Liegenschaftsnutzung Kft., Budapest	100.0	100.0			
CALG 307 Mobilien Leasing GmbH & Co KG, Vienna	99.8	99.8			
CALG 307 Mobilien Leasing GmbH, Vienna	<100.0	<100.0			
CALG 434 Grundstückverwaltung GmbH, Vienna	99.8	99.8			
CALG 443 Grundstückverwaltung GmbH, Vienna	100.0	100.0			
CALG 451 Grundstückverwaltung GmbH, Vienna	99.8	99.8			
CALG 452 Grundstückverwaltung GmbH, Vienna	99.8	99.8			
CALG Alpha Grundstückverwaltung GmbH, Vienna	99.8	99.8			
CALG Anlagen Leasing GmbH & Co Grundstückvermietung und -verwaltung KG, Munich	99.9	99.9			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
CALG Anlagen Leasing GmbH, Vienna	99.8	99.8			
CALG Delta Grundstückverwaltung GmbH, Vienna	100.0	100.0			
CALG Gamma Grundstückverwaltung GmbH, Vienna	100.0	100.0			
CALG Grundstückverwaltung GmbH, Vienna	99.8	99.8			
CALG Grundstückverwaltung Gründung 1982 GmbH, Vienna	99.8	99.8			
CALG Hotelgrundstückverwaltung Gründung 1986 GmbH, Vienna	100.0	100.0			
CALG Immobilien Leasing GmbH, Vienna	100.0	100.0			
CALG Minal Grundstückverwaltung GmbH, Vienna	99.6	99.6			
CALG Sigma Grundstückverwaltung GmbH, Vienna	99.8	99.8			
CALG Tertia LBL Grundstückverwaltung GmbH, Vienna	99.8	99.8			
CAL-Papier Liegenschaftsnutzung Kft., Budapest	100.0	100.0			
Charade Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Chefren Leasing GmbH, Vienna	100.0	100.0			
Christal Palace Real Estate, s.r.o., Prague	95.0	95.0			
Civitas Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Communa-Leasing Grundstücksverwaltungs-gesellschaft m.b.H., Vienna	100.0	100.0			
Contra Leasing-Gesellschaft m.b.H., Vienna	99.8	99.8			
Cukor Liegenschaftsnutzung Kft., Budapest	100.0	100.0			
DLV Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
DUODEC Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Eggenberg Leasing-Gesellschaft m.b.H., Vienna	100.0	100.0			
Ehrenhöfler Leasing Gesellschaft m.b.H., Vienna	99.0	99.0			
Eurolease Amun Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Eurolease Anubis Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Eurolease Isis Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Eurolease Marduk Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Eurolease Ra Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Eurolease Ramses Immobilien Leasing Gesellschaft m.b.H., Vienna	100.0	100.0			
Expanda Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Feuerwehrzentrale Wels Planung- und Errichtung Gesellschaft m.b.H., Vienna	100.0	100.0			
Fides Immobilien Treuhand Gesellschaft m.b.H., Vienna	100.0	100.0			
Folia Leasing Gesellschaft m.b.H., Vienna	75.0	75.0			
Forge Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	99.8	99.8			
Fugato Leasing Gesellschaft m.b.H., Vienna	100.0	100.0			
G.N.E. Global Grundstücksverwertung Gesellschaft m.b.H., Vienna	99.8	99.8			
Gebäudeleasing Grundstücksverwaltungs-gesellschaft m.b.H., Vienna	99.8	99.8			
Gemeindeleasing Grundstückverwaltung Gesellschaft m.b.H., Innsbruck	99.8	99.8			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Gömez Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Graba Grundstücksverwaltungs Gesellschaft m.b.H., Vienna	100.0	100.0			
Grundstücksverwaltung Höchst Gesellschaft m.b.H., Vienna	100.0	100.0			
Grundstücksverwaltungsgesellschaft m.b.H. & Co KG, Dornbirn	100.0	100.0			
Handelszentrum Buda Kft., Budapest	100.0	100.0			
Haspe Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Hellas Leasing- und Beteiligungs GmbH, Bad Homburg	100.0	100.0			
Herku Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Hochpoint Grundstücksverwaltungs-gesellschaft m.b.H., Vienna	100.0	100.0			
Hoka Leasing-Gesellschaft m.b.H., Vienna	99.8	99.8			
Honeu Leasing Gesellschaft m.b.H., Vienna	75.0	75.0			
Hunor-Mithra Liegenschaftsnutzung Kft., Budapest	100.0	100.0			
HVB Leasing Croatia d.o.o., Zagreb	100.0	100.0			
HVB Leasing Real Estate Bratislava s.r.o., Bratislava	100.0	100.0			
Immo Nova Leasing Gesellschaft m.b.H., Vienna	100.0	100.0			
Immobilienleasing Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	99.8	99.8			
Inprox Chomutov, s.r.o., Prague	100.0	100.0			
Inprox Karlovy Vary s.r.o., Prague	100.0	100.0			
Intro Leasing Gesellschaft m.b.H., Vienna	100.0	100.0			
IPO-Leasing Polska Sp.z.o.o., Warsaw	100.0	100.0			
Jausern-Leasing Gesellschaft m.b.H., Vienna	100.0	100.0			
KADMOS Immobilien Leasing GmbH, Vienna	99.8	99.8			
Kutra Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	100.0	100.0			
Lagermax Leasing GmbH, Salzburg	99.8	99.8			
Lagev Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Laguna Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Largo Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Leasing OnLine GmbH & Co KG, Vienna	100.0	100.0			
Leasing OnLine GmbH, Vienna	100.0	100.0			
Legato Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Lelev Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Ligo Grundstücksverwaltungs Gesellschaft m.b.H., Vienna	99.8	99.8			
Lipark Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Liva Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
M.A.V.7., Bank Austria Leasing Bauträger GmbH & Co. OHG, Vienna	98.0	98.0			
Martianez Comercial S.A., Puerto de la Cruz	100.0	100.0			
MBC Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Menuett Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	100.0	100.0			
MIK Ingatlankezelö Kft., Budapest	100.0	100.0			
Mögra Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Musikschule und Veranstaltungszentrum Laakirchen Gesellschaft m.b.H., Vienna	100.0	100.0			
Nage Lokalvermietungsgesellschaft m.b.H., Vienna	99.8	99.8			
Nata Immobilien-Leasing Gesellschaft m.b.H., Vienna	57.5	57.5			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Neo-Pallas Leasing Gesellschaft m.b.H., Vienna	100.0	100.0			
NÖ. Hypo Leasing Astricta Grundstückvermietungs Gesellschaft m.b.H., Vienna	95.0	95.0			
OCDEC Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Oct Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
ÖGV Leasing-Gesellschaft m.b.H., Vienna	99.8	99.8			
OLG – Mobilien- und Anlagenleasing Gesellschaft m.b.H., Vienna	100.0	100.0			
OLG 92 – Mobilien- und Anlagenleasing GmbH, Vienna	100.0	100.0			
OLG Handels- und Beteiligungsverwaltungs-gesellschaft m.b.H., Vienna	100.0	100.0			
Panenska Invest Spol.s.r.o., Bratislava	100.0	100.0			
Parzhof-Errichtungs- und Verwertungs-gesellschaft m.b.H., Vienna	99.8	99.8			
PELOPS Leasing Gesellschaft m.b.H., Vienna	100.0	100.0			
Pest-Center Liegenschaftsnutzung Kft., Budapest	100.0	100.0			
Piana Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
PIO Liegenschaftsverwertung GmbH, Vienna	100.0	100.0			
Posato Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Prelude Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	100.0	100.0			
Prim Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Projekt-Lease Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	99.8	99.8			
QLZ Leasing Ges.m.b.H., Vienna	100.0	100.0			
QUADEC Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Quart Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
QUINDEC Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Quint Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Real-Lease Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	100.0	100.0			
Real-Rent Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Regev Realitätenverwertungsgesellschaft m.b.H., Vienna	100.0	100.0			
Repol Estate 2 B.V., Amsterdam	100.0	100.0			
Repol Estate 3 B.V., Amsterdam	100.0	100.0			
Rondo Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	75.0	75.0			
RSB Anlagenvermietung Gesellschaft m.b.H., Vienna	100.0	100.0			
RWF Real – Wert Grundstücksvermietungs-gesellschaft m.b.H. & Co. Objekt Wien-Hietzing Kommanditgesellschaft, Vienna	100.0	100.0			
Savka Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Seca-Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Second Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Sedec Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Sext Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Shopping Center Bratislava spol.s.r.o., Bratislava	100.0	100.0			
Shopping Center Györ Errichtungs- und Betriebs-gesellschaft mbH, Budapest	100.0	100.0			
SHS Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	99.8	99.8			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Sinfonia Leasing GmbH, Vienna	100.0	100.0			
Sonata Leasing-Gesellschaft m.b.H., Vienna	99.8	99.8			
Spectrum Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	100.0	100.0			
Sterboholy Investment a.s., Prague	100.0	100.0			
Stewe Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	100.0	100.0			
Terz Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Tredec Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Tullner Betriebsansiedlungsgesellschaft m.b.H., Vienna	99.8	99.8			
TURUL Liegenschaftsnutzung Kft., Mosunmagyarovar	90.0	90.0			
Ufficium Immobilien Leasing Gesellschaft m.b.H., Vienna	100.0	100.0			
Unicom Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Vape Communa Leasinggesellschaft m.b.H., Vienna	100.0	100.0			
Vivace Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Vora Leasing-Gesellschaft m.b.H., Vienna	99.8	99.8			
WÖM Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	100.0	100.0			
Wüba Grundstücksverwaltungsgesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing Alfa Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing Arktur Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing Auriga Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing Beta Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing Corvus Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing Deimos Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing Delta Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing Dorado Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing Draco Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing Gama Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing GEMINI Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing HEBE Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing HERCULES Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing HYDRA Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing IPSILON Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing ITA Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Z Leasing JANUS Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing JOTA Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing KALLISTO Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing KAPA Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing KSI Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing LAMDA Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing LUNA Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing LYRA Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing NEREIDE Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing OMEGA Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing PAVO Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing PERSEUS Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing PI Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing POLARIS Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing POLLUX Immobilien Leasing Gesellschaft m.b.H., Vienna	100.0	100.0			
Z Leasing RIGEL Immobilien Leasing Gesellschaft m.b.H., Vienna	100.0	100.0			
Z Leasing SCORPIUS Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing SIRIUS Immobilien Leasing Gesellschaft m.b.H., Vienna	100.0	100.0			
Z Leasing TAF Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing TAURUS Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing VELA Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing VENUS Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing VOLANS Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Zega Leasing-Gesellschaft m.b.H., Vienna	99.8	99.8			
Bank Austria Creditanstalt American Corporation, Greenwich	100.0	100.0	USD	37,947	26,544
Bank Austria Creditanstalt Corporate Finance, Inc., New York	100.0	100.0	USD	(54,485)	(32,455)

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Bayerische Immobilien-Leasing GmbH, Munich and					
Bayerische Immobilien-Leasing GmbH & Co.					
Verwaltungs-KG, Munich	100.0	5.0	EUR	11,823	599
subgroup with subsidiaries:					
ASX Beteiligungs-GmbH & Co Fako KG, Munich	100.0	100.0			
ASX Beteiligungs-GmbH, Munich	100.0	100.0			
BIL Aircraftleasing GmbH & Co Orion KG, Munich	100.0	100.0			
BIL Aircraftleasing GmbH, Munich	100.0	100.0			
BIL Amata s. r. o., Prague	100.0	100.0			
BIL Baumanagement GmbH, Munich	100.0	100.0			
BIL Beteiligungs GmbH, Munich	100.0	100.0			
BIL Beteiligungstreuhand GmbH, Munich	100.0	100.0			
BIL Bürogebäude-Verwaltungs-GmbH & Co					
Grundstücks-KG, Munich	100.0	100.0			
BIL Bürogebäude-Verwaltungs-GmbH & Co					
Leasing KG, Munich	100.0	100.0			
BIL Fernwärmenetzleasing GmbH, Munich	100.0	100.0			
BIL Gasnetzleasing GmbH, Munich	100.0	100.0			
BIL Grundbesitzverwaltungs-GmbH & Co					
Lagergebäude KG, Munich	100.0	100.0			
BIL Grundstücksverwaltungs und Speditions					
Häring GmbH & Co KG, Munich	94.0	94.0			
BIL Grundstücksverwaltungs-GmbH & Co					
Bürogebäude KG, Munich	100.0	100.0			
BIL Grundstücksverwaltungs-GmbH & Co					
Objekt Fontainebleau KG, Munich	100.0	100.0			
BIL Grundstücksverwaltungs-GmbH & Co					
Objekt Großschirma KG, Munich	94.0	94.0			
BIL Grundstücksverwaltungs-GmbH & Co					
Rodena KG, Munich	90.0	90.0			
BIL Grundstücksverwaltungs-GmbH & Co					
Warenhaus KG, Munich	100.0	100.0			
BIL Grundstücksverwaltungs-GmbH, Munich	100.0	100.0			
BIL Immobilien Fonds GmbH, Munich	100.0	100.0			
BIL Immobilien GmbH & Co »Am Steinacker« KG, Munich	100.0	100.0			
BIL Immobilien GmbH & Co Bagrun KG, Munich	100.0	100.0			
BIL Immobilien GmbH & Co Kellerei					
»Am Schatzbogen« KG, Munich	100.0	100.0			
BIL Immobilien GmbH & Co					
Lagerhallenvermietungs-KG, Munich	100.0	100.0			
BIL Immobilien GmbH & Co					
Speditionslagerhalle KG, Munich	100.0	100.0			
BIL Immobilien GmbH & Co Uni-Druck KG, Munich	100.0	100.0			
BIL Immobilien GmbH & Co Vermietungs-KG, Munich	100.0	100.0			
BIL Immobilien GmbH & Co Weberei-Lagerhaus KG, Munich	100.0	100.0			
BIL Immobilien- und Anlagenleasing					
Grünwald GmbH, Grünwald	100.0	100.0			
BIL Industriemetalle GmbH, Munich	100.0	100.0			
BIL Internationale Leasing GmbH & Co POLSKA I KG, Munich	100.0	100.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
BIL Internationale Leasing GmbH & Co POLSKA II KG, Munich	100.0	100.0			
BIL Internationale Leasing GmbH & Co POLSKA III KG, Munich	100.0	100.0			
BIL Internationale Leasing GmbH & Co POLSKA IV KG, Munich	100.0	100.0			
BIL Internationale Leasing GmbH, Munich	100.0	100.0			
BIL Kapitalvermittlungs-GmbH, Munich	100.0	100.0			
BIL Leasing GmbH & Co 725 KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co 732 KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co 736 KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co 743 KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co 744 KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co 745 KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co 746 KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co 747 KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co 748 KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co 749 KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co 750 KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co 751 KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co 752 KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co 753 KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co 754 KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co 757 KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co 758 KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co 759 KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co 760 KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co 761 KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co 762 KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co 763 KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co 764 KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co 765 KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co 766 KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co 767 KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co Abdera KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co Arato KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co Argon KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co Astari KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co Balbex KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co Balios KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co Betriebsgebäude KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co Caldera KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co Cantaro KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co Cardea KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co Daulos KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co Donar KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co Entro KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co Eosar KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co Galia KG, Munich	100.0	100.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
BIL Leasing GmbH & Co Gewerbegebäude KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co Gigos KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co Hestia KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co Hildex KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co Industriegebäude KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co Industriehallen KG, Chemnitz	100.0	100.0			
BIL Leasing GmbH & Co Istar KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co Ito KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co Itys KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co Jason KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co Kaufhaus KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co Kinocenter KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co Mantis KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co Mobilien-Vermietung I KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co Multum KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co Oxar KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co Parison KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co Quarta KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co Radex KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co Sarastro KG, Munich	81.0	81.0			
BIL Leasing GmbH & Co Tacos KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co Textilhaus KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co Undar KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co Verwaltungs-KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co Verwaltungsbauten KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co Wanto KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co Xanthos KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co Xenor KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co Zamia KG, Munich	100.0	100.0			
BIL Leasing GmbH & Co Zelos KG, Munich	100.0	100.0			
BIL Leasing GmbH, Munich	100.0	100.0			
BIL Leasing Kaufhaus GmbH, Grünwald	100.0	100.0			
BIL Leasing Management CR s. r. o., Prague	100.0	100.0			
BIL Leasing Management Polska Sp. Zo.o., Warsaw	100.0	100.0			
BIL Leasing Polska Objekt 10 Sp. Zo.o., Warsaw	100.0	100.0			
BIL Leasing Polska Objekt 12 Sp. Zo.o., Warsaw	100.0	100.0			
BIL Leasing Polska Objekt 13 Sp. Zo.o., Warsaw	100.0	100.0			
BIL Leasing Polska Objekt 14 Sp. Zo.o., Warsaw	100.0	100.0			
BIL Leasing Polska Objekt 15 Sp. Zo.o., Warsaw	100.0	100.0			
BIL Leasing Vermietungs-GmbH, Grünwald	100.0	100.0			
BIL Leasing Verwaltungs-GmbH & Co. 868 KG, Grünwald	100.0	100.0			
BIL Leasing Verwaltungs-GmbH & Co. 872 KG, Grünwald	100.0	100.0			
BIL Leasing Verwaltungs-GmbH & Co. 874 KG, Grünwald	100.0	100.0			
BIL Leasing Verwaltungs-GmbH & Co. 880 KG, Grünwald	100.0	100.0			
BIL Leasing Verwaltungs-GmbH & Co. 882 KG, Grünwald	100.0	100.0			
BIL Leasing Verwaltungs-GmbH & Co. 885 KG, Grünwald	100.0	100.0			
BIL Leasing Verwaltungs-GmbH & Co. 888 KG, Grünwald	100.0	100.0			
BIL Leasing Verwaltungs-GmbH & Co. 889 KG, Grünwald	100.0	100.0			
BIL Leasing Verwaltungs-GmbH & Co. 890 KG, Grünwald	100.0	100.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
BIL Leasing Verwaltungs-GmbH & Co. 892 KG, Grünwald	100.0	100.0			
BIL Leasing Verwaltungs-GmbH & Co. 893 KG, Grünwald	*100.0*	*100.0*			
BIL Leasing Verwaltungs-GmbH & Co. 894 KG, Grünwald	100.0	100.0			
BIL Leasing Verwaltungs-GmbH & Co. 897 KG, Grünwald	100.0	100.0			
BIL Leasing Verwaltungs-GmbH & Co. 898 KG, Grünwald	100.0	100.0			
BIL Leasing Verwaltungs-GmbH & Co. 899 KG, Grünwald	100.0	100.0			
BIL Leasing Verwaltungs-GmbH & Co. 901 KG, Grünwald	100.0	100.0			
BIL Leasing Verwaltungs-GmbH & Co. 902 KG, Grünwald	100.0	100.0			
BIL Leasing Verwaltungs-GmbH & Co. 903 KG, Grünwald	100.0	100.0			
BIL Leasing Verwaltungs-GmbH & Co. 904 KG, Grünwald	100.0	100.0			
BIL Leasing Verwaltungs-GmbH & Co. 905 KG, Grünwald	100.0	100.0			
BIL Leasing Verwaltungs-GmbH & Co. 906 KG, Grünwald	100.0	100.0			
BIL Leasing Verwaltungs-GmbH & Co. 907 KG, Grünwald	100.0	100.0			
BIL Leasing Verwaltungs-GmbH & Co. Vermietungs-KG, Grünwald	100.0	100.0			
BIL Leasing Verwaltungs-GmbH, Grünwald	*100.0*	*100.0*			
BIL Leasing Verwaltungsgebäude GmbH, Grünwald	81.0	81.0			
BIL Leasing-Fonds Verwaltungs-GmbH, Munich	100.0	100.0			
BIL Objektverwaltungs-GmbH & Co. Gesellschaft 722 KG, Munich	100.0	100.0			
BIL Objektverwaltungs-GmbH, Munich	100.0	100.0			
BIL Produktionshalle GmbH, Grünwald	100.0	100.0			
BIL Produktionshalle Zweite GmbH, Grünwald	100.0	100.0			
BIL V & V Vermietungs GmbH, Munich	100.0	100.0			
BIL Verwaltungs-GmbH, Munich	100.0	100.0			
BIL Werksgebäude GmbH, Munich	81.0	81.0			
Motion Picture Production GmbH, Munich	51.2	51.2			
CA Betriebsobjekte AG, Vienna	100.0	100.0	EUR	122,549	[1]
CA IB Corporate Finance Beratungs Gesellschaft m.b.H., Vienna	100.0	100.0	EUR	7,813	(601)
CA IB Financial Advisors S.A., Warsaw	100.0	100.0	PLN	2,500	2,662
CA IB Financial Advisors spol. s.r.o., Prague	100.0	100.0	CZK	11,034	19,362
CA IB Fund Management S.A., Warsaw	100.0	100.0	PLN	16,670	(4,732)
CA IB Investment Fund Company, Warsaw	100.0	100.0	PLN	12,839	6,122
CA IB Investment Management S.A., Warsaw	100.0	100.0	PLN	1,298	(2,178)
CA IB Romania SRL, Bucharest	100.0	100.0	ROL	30,900,545	(13,803,575)
CA IB Securities d.d., Zagreb	100.0	100.0	HRK	15,068	2,832
CA IB Securities a.s. o.c.p., Bratislava	100.0	100.0	SKK	57,662	9,989
CA IB Securities a.s., Prague	100.0	100.0	CZK	83,970	454
CA IB Securities Investment Fund Management Rt., Budapest	100.0	100.0	HUF	130,695	190,574
CA IB Securities Rt., Budapest	99.1	99.1	HUF	21,857,169	474,742
CA IB Securities S.A., Warsaw	100.0	100.0	PLN	51,081	1,106
CABET-Holding-Aktiengesellschaft, Vienna	100.0	100.0	EUR	54,445	3,017
Domus Facility Management GmbH, Vienna	100.0	100.0	EUR	2,591	1,014
EFIT – Equity and Fixed Income Trading GmbH, Munich	50.4		EUR	2,081,990	(96)
Equinox Ventures Investment Advisory, Budapest	100.0	100.0	HUF	84,387	80,545
H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH, Munich	*100.0*		*EUR*	5,501	915
Hanseatische Leasing GmbH, Hamburg	100.0	100.0	EUR	11,426	1,415
HVB America Inc., New York	100.0		USD	43,705	4,128

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
HVB Asia Limited, Hong Kong	100.0		USD	(18,133)	(1,483)
subgroup with subsidiaries:					
BA/CA Capital Ltd., Hong Kong	100.0	100.0			
Caminvest Ltd., Hong Kong	100.0	100.0			
HVB Asset Management GmbH, Munich	100.0		EUR	84,447	2.2
HVB Capital LLC, Wilmington	100.0		USD	1,127	87
HVB Capital LLC II, Wilmington	100.0		USD	2	0
HVB Capital LLC III, Wilmington	100.0		USD	1,107	90
HVB Capital LLC IV, Wilmington	100.0		USD	0	0
HVB Capital LLC V, Wilmington	100.0		USD	0	0
HVB Capital LLC VI, Wilmington	100.0		USD	2	0
HVB Capital LLC VII, Wilmington	100.0		USD	0	0
HVB Gesellschaft für Gebäude mbH & Co. KG, Munich	100.0		EUR	621,000	0
HVB Informations-Verarbeitungs-GmbH, Munich	100.0		EUR	153	26
HVB Private Clients GmbH, Munich	100.0		EUR	161,527	2.4
HVB Real Estate Capital Ltd., London	100.0	>0.0	GBP	13,822	18,125
subgroup with subsidiaries:					
Broadway Centre Ltd., London	100.0	100.0			
HVB Real Estate Investment Banking Limited, London (formerly Hypo Property Advisory Limited, London)	100.0	100.0			
Hypo Property Investment (1992) Limited, London	100.0	100.0			
Hypo Property Investment Limited, London	100.0	100.0			
Hypo Property Participation Limited, London	100.0	100.0			
Hypo Property Services Ltd., London	100.0	100.0			
Hypo Property Trading Ltd., London	100.0	100.0			
Zamara Investments Limited, Gibraltar	100.0	100.0			
HVB Risk Management Products Inc., New York	100.0	100.0	USD	47,807	31,572
HVB Structured Finance Inc., New York	100.0	100.0	USD	11,064	9,063
HVB Systems GmbH, Unterföhring	100.0		EUR	597	2.9
Hypo (UK) Holdings Limited, London	100.0	>0.0	GBP	277,168	106,847
Hypo-Bank Verwaltungszentrum GmbH & Co. KG Objekt Arabellastraße, Munich[3]	100.0	100.0	EUR	96	1,174
Hypo-Bank Verwaltungszentrum GmbH & Co. KG, Munich[3]	100.0	100.0	EUR	154,665	3,202
HypoVereinsFinance N.V., Amsterdam	100.0		EUR	6,795	4,749
Lassallestraße Bau-, Planungs-, Errichtungs- und Verwertungsgesellschaft m.b.H., Vienna	100.0	100.0	EUR	4,001	1
PBI-Beteiligungs-GmbH, Munich	100.0	83.3	EUR	51,705	1,167
PlanetHome AG, Munich	90.8		EUR	27,813	(10,092)
Salvatorplatz-Grundstücksgesellschaft mbH & Co. OHG Verwaltungszentrum, Munich[3, 6]	100.0	100.0	EUR	2,301	1
Schoeller Capital Management AG, Vienna	100.0		EUR	6,991	(3,009)
Tivoli Grundstücks-Aktiengesellschaft, Munich	99.7	99.7	EUR	7,516	3,120
Vereins- und Westbank Beteiligungsgesellschaft S.A., Luxembourg	100.0	100.0	EUR	53,055	4,852
VI-Industrie-Beteiligungsgesellschaft mbH, Munich	>50.0		EUR	715,638	29,275
WAVE Solutions Information Technology GmbH, Vienna	100.0	100.0	EUR	1,879	319
WestHyp Immobilien Management GmbH & Co. KG, Dortmund	100.0	100.0	EUR	27,045	46

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
1.2 Non-consolidated subsidiaries					
1.2.1 Banks and financial institutions[4]					
A/S Vereinsbank Riga, Riga	<100.0	<100.0	LVL	14,765	1,264
AWT International Trade and Finance AWT Internationale Handels- und Finanzierungs AG, Vienna	100.0	100.0	EUR	37,266	19,165
Banco Inversión S.A., Madrid	100.0	100.0	EUR	30,803	(25,212)
group with subsidiaries:					
B.I. Asesoramiento Financiero, S.A., Madrid	100.0	100.0			
B.I. Capital Agencia De Valores S.A., Madrid	100.0	100.0			
B.I. Gestión Colectiva S.G.I.I.C., S.A., Madrid	100.0	100.0			
B.I. Gestión de Pensiones E.G.F.P., S.A., Madrid	100.0	100.0			
B.I. International Limited, George Town	100.0	100.0			
Inversiones en valores Siglio XXI, S.A., S.I.M., Madrid	100.0	100.0			
Tibest Dos, S.A., S.I.M., Madrid	100.0	100.0			
Bank von Ernst (Liechtenstein) AG, Vaduz	100.0	100.0	CHF	28,147	2,456
Bank von Ernst (Monaco), Monaco	100.0	100.0	EUR	12,267	1,033
Bankhaus C.L. Seeliger, Wolfenbüttel[5]	53.7	53.7			
direktanlage.at AG, Salzburg	100.0		EUR	14,730	(2,622)
FactorBank Aktiengesellschaft, Vienna	52.0	52.0	EUR	5,075	165
HVB Bank Bulgaria EAD, Sofia	100.0	100.0			
HVB Bank Yugoslavia A.D., Belgrade	99.0	99.0			
HVB Jelzálogbank Rt., Budapest	100.0		HUF	3,919,455	(127,218)
HVB Real Estate Capital France S.A., Paris	<100.0		EUR	22,997	0
HVB Singapore Limited, Singapore	100.0		USD	7,907	511
Hypo stavebni sporitelna a.s., Prague	100.0	100.0	EUR	18,665	1,244
JSCB »Bank Austria Creditanstalt Ukraine«, Kiev	89.1	89.1	UAH	21,160	(4,865)
SKWB Schoellerbank Invest AG, Salzburg	100.0	100.0	EUR	3,093	460
1.2.2 Other non-consolidated subsidiaries[4]					
»Alte Schmelze« Projektentwicklungsgesellschaft mbH, Dresden	100.0	100.0			
»Powszechne Towarzystwo Emerytalne PBK« S.A., Warsaw	60.0	60.0			
A&T-Projektentwicklungs GmbH & Co Potsdamer Platz Berlin KG, Munich	66.7	66.7	EUR	(82,181)	3,670
A&T-Projektentwicklungs-Verwaltungs GmbH, Munich	66.7	66.7			
AB Immobilienverwaltungs-GmbH, Munich	100.0	100.0			
ABG Anlagenverwertungs- und Beteiligungs-Gesellschaft m.b.H. & Co. KG, Vienna	100.0	100.0			
Acis Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0			
Acis Immobilien- und Projektentwicklungs GmbH & Co. Oberbaum City KG, Munich	100.0	100.0			
Acis Immobilien- und Projektentwicklungs GmbH Stuttgart Kronprinzstraße KG, Munich	100.0	100.0			
Acis Immobilien- und Projektentwicklungs GmbH Parkkolonnaden KG, Munich	100.0	100.0			
AdFinCon – Advanced Financial IT Consulting GmbH, Hamburg	100.0	100.0			
AE Capital Inc., New York	100.0	100.0			
AE Liegenschaftsverwertung GmbH, Vösendorf	100.0	100.0			

Name and registered office	Percentage interest		Currency	Equity capital	Net income
	total	of which:		in thousands	in thousands
	Sect. 16 (4),	held		of currency	of currency
	Stock	indirectly		units	units
	Corporation Act				
AGROB Aktiengesellschaft & Co. Grundbesitz OHG, Munich[6]	100.0	100.0	EUR	13,210	167
AGROB AKTIENGESELLSCHAFT, Munich	52.7	52.7	EUR	7,272	611
Agrund Grundstücks-GmbH, Munich	90.0	90.0			
Aktienbrauerei Kaufbeuren AG, Kaufbeuren	75.7		EUR	2,977	207
Alexandersson Real Estate I.B.V., Apeldoorn	100.0	100.0			
Alkmene Immobilien-Verwaltungs GmbH & Co. KG Objekt Mainzer Landstraße, Munich	100.0	100.0	EUR	32	254
Alkmene Immobilien-Verwaltungs GmbH, Munich	100.0	100.0			
Allcasa Immobilien-Verwaltungs GmbH, Munich	100.0	100.0	EUR	(469)	(469)
Allterra Immobilienverwaltungs GmbH, Munich	100.0	100.0	EUR	(15,515)	6,706
Altea Verwaltungsgesellschaft mbH & Co. Objekt I KG, Munich	100.0	100.0			
Altea Verwaltungsgesellschaft mbH, Munich	100.0	100.0			
Amphitryon Immobilien-Verwaltungs GmbH, Munich	100.0	100.0			
Amphitryon Immobilienverwaltungs GmbH & Co. Grundbesitz OHG, Munich[6]	100.0	100.0	EUR	(61,812)	33,525
Antus Immobilien- und Projektentwicklungs GmbH Munich	90.0	90.0	EUR	(14,827)	0
Anwa Gesellschaft für Anlagenverwaltung mbH, Munich	95.0				
Apir Verwaltungsgesellschaft mbH & Co. Immobilien- und Vermietungs KG, Munich	100.0	100.0	EUR	(23,468)	511
Apir Verwaltungsgesellschaft mbH, Munich	100.0	100.0			
Aquaterra Gesellschaft für Immobilienverwaltung mbH, Munich	99.0				
Arcadia Gesellschaft für Immobilienverwaltung mbH, Munich	99.0				
Argentaurus Immobilien-Vermietungs- und Verwaltungs GmbH, Munich	100.0	100.0			
Argo d.o.o., Zagreb	100.0	100.0			
Arronda Immobilienverwaltungs GmbH, Munich	90.0	90.0	EUR	(48,061)	0
Assindia Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0	EUR	(10,038)	(1)
Astroterra Gesellschaft für Immobilienverwaltung mbH, Munich	99.0				
Atlanterra Immobilienverwaltungs GmbH, Munich	90.0	90.0	EUR	(47,229)	(1,724)
Aufbau Dresden GmbH, Dresden	99.0	99.0	EUR	(35,698)	(2,689)
Aufbaugesellschaft Bayern GmbH, Munich	82.7	13.5	EUR	3,611	837
Aurum Beteiligungs- und Verwaltungsgesellschaft mbH, Hamburg	100.0	100.0			
Austropa Verkehrsbüro-Slovensko Spol s.r.o., Bratislava	100.0	100.0			
AWT – Handels und Beteiligungs (Deutschland) GmbH, Bad Homburg	100.0	100.0	EUR	2,348	2,616
AWT Bavaria (Bratislava) s.r.o., Bratislava	100.0	100.0			
AWT Bavaria (Kiev) Ltd., Kiev	100.0	100.0			
AWT Handels Gesellschaft m.b.H., Vienna	100.0	100.0	EUR	3,641	1
AWT Immo Kft, Budapest	100.0	100.0			
AWT Immo a.s., Bratislava	100.0	100.0			
AWT International (BH) d.o.o., Sarajevo	100.0	100.0			
AWT International (Hungary) Trade Services Ltd., Budapest	100.0	100.0			
AWT International d. o. o., Belgrade	100.0	100.0			
AWT International D.O.O., Skopje	100.0	100.0			
AWT International Ltd. Zagreb, Zagreb	100.0	100.0	EUR	150	288
AWT-Car (Bratislava) s.r.o, Bratislava	100.0	100.0			
B.A. Real Estate Ltd., Moscow	100.0	100.0	RUB	(12,745)	(2,623)
B.A.B.S. spol.s.r.o., Bratislava	100.0	100.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
B.F.S. *Beteiligungs-Treuhand für Sachwerte GmbH, Munich*	100.0	100.0	EUR	(113)	(573)
BA & GrEco Versicherungsmanagement Gesellschaft m.b.H., Vienna	51.0	51.0	EUR	1,025	572
BA Private Equity GmbH, Vienna	100.0	100.0			
BA Worldwide Fund Management Ltd., Tortola	100.0	100.0			
BA-Alpine Holdings, Inc., Wilmington	100.0	100.0	USD	162,832	1,459
BA/CA Asset Finance (5) Limited, Glasgow	95.0	95.0			
BA-CA Leasing Versicherungsservice GmbH (FN 216798x), Klosterneuburg	100.0	100.0			
BA-CA Property Sp.z.o.o., Warsaw	100.0	100.0	EUR	3,284	(313)
BACA (London) Limited, London	100.0	100.0			
BACA Community Development LLC, Greenwich	100.0		USD	(2,860)	(1,807)
BACA Leasing Alfa s.r.o., Prague	100.0	100.0			
BACA Leasing Beta s.r.o., Prague	100.0	100.0			
BACA Leasing Corp., Greenwich	100.0	100.0			
BACA Leasing Gamma s.r.o., Prague	100.0	100.0			
BACA Minerva Leasing GmbH, Vienna	100.0	100.0			
BACA Storitve, druzba za poslovno svetovanje, d.o.o., Ljubljana	100.0	100.0			
BACA-*Leasing Aquila Kft., Budapest*	100.0	100.0			
BACA-Leasing Gemini Kft., Budapest	100.0	100.0			
BACA-Leasing Lupus Kft., Budapest	100.0	100.0			
BACAI, London	100.0	100.0	GBP	9,976	367
BAI Fondsberatung Ges m.b.H., Vienna	100.0	100.0			
BAK Verwaltungs-Gesellschaft mbH, Bochum	100.0	100.0			
BaLea Soft GmbH & Co. KG, Hamburg	100.0	100.0	EUR	1,182	(912)
BaLea Soft Verwaltungsgesellschaft mbH, Hamburg	100.0	100.0			
Bank Austria Aktiengesellschaft & EDV Leasing OHG, Vienna	100.0	100.0	EUR	(4,152)	(6)
Bank Austria Creditanstalt Finanzservice GmbH, Vienna	100.0	100.0			
Bank Austria Creditanstalt Holdings Corporation, Greenwich	100.0	100.0	USD	11,106	4,764
Bank Austria Creditanstalt Immobilienagentur GmbH, Vienna	100.0	100.0			
Bank Austria Creditanstalt Leasing Immobilien-anlagen GmbH, Vienna	99.3	99.3			
Bank Austria Creditanstalt Property Corp., Greenwich	100.0	100.0	USD	343	(231)
Bank Austria Creditanstalt SBIC, Inc., New York	100.0	100.0	USD	4,289	629
Bank Austria Creditanstalt Trade Finance Services, Inc., Greenwich	100.0	100.0			
Bank Austria *Property Investment* Ltd., London	100.0	100.0			
Bank Austria Trade Services Gesellschaft m.b.H., Vienna	100.0	100.0	EUR	924	1
Bank Austria-CEE BeteiligungsgmbH, Vienna	100.0	100.0			
Bankowe Towarzystwo Leasingowe S.A., Poznan	56.7	56.7	PLN	21,972	738
BAPS s.r.o., Prague	100.0	100.0	EUR	505	(341)
Bavaria Servicos de Representacao Comercial Ltda., Rio de Janeiro	100.0				
Bavarian Investment Company, Dublin	100.0	100.0			
Bawco, spol.s.r.o., Prague	100.0	100.0			
Bayerische Wohnungsgesellschaft für Handel und Industrie mbH, Munich	100.0	100.0			
Bayern-Ingatlan Hungaria Ertekesitö Kft., Budapest	100.0	100.0			
Bayern-Leasing Hungária Rt., Budapest	100.0	100.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
BC Pensionsfonds Enwicklungs AG, Munich	100.0				
BD Industrie-Beteiligungsgesellschaft mbH, Munich	100.0				
Betaterra Gesellschaft für Immobilienverwaltung mbH, Munich	99.0				
Beteiligungs- und Handelsgesellschaft in Hamburg mit beschränkter Haftung, Hamburg	100.0	100.0	EUR	16,754	(1,274)
Bethmann und Cie. Beratungsgesellschaft mbH, Frankfurt/Main	100.0	100.0	EUR	1,888	(498)
Betriebsobjekte Verwertung Gesellschaft m.b.H. & Co. Leasing KG, Vienna	100.0	100.0			
BFL Beteiligungsgesellschaft für Flugzeug-Leasing mbH, Munich	100.0				
BFZ (Overseas) Ltd. Cayman Islands, George Town	100.0	100.0	CHF	1,385	(208)
Blue Capital 2. USA Immobilien Verwaltungs GmbH, Hamburg	100.0	100.0			
Blue Capital Equity GmbH, Hamburg	100.0	100.0			
Blue Capital Equity Management GmbH, Hamburg	100.0	100.0			
Blue Capital GmbH, Hamburg	100.0	100.0	EUR	1,856	114
Blue Capital Investment Inc., Dallas	100.0	100.0	USD	765	203
Blue Capital Treuhand GmbH, Hamburg	100.0	100.0	EUR	369	204
Blue Capital USA Immobilien Verwaltungs GmbH, Hamburg	100.0	100.0			
Blue Capital-Verwaltungs GmbH, Hamburg	100.0	100.0	EUR	2,821	99
BM Beteiligungs Management Ges.m.b.H., Vienna	100.0	100.0	EUR	354,980	122,621
Bonum Anlage- und Beteiligungsgesellschaft mbH, Bremen	100.0	100.0			
BPH Finance BV, Amsterdam	100.0	100.0			
Brau und Brunnen Aktiengesellschaft, Berlin and Dortmund	55.6		EUR	15,312	(54,099)
group with subsidiaries:					
Adler Brauerei Gustav Dierichs GmbH & Co. KG, Wuppertal	100.0	100.0			
Altstadt-Bräu Johann Sion GmbH, Cologne	100.0	100.0			
Apollinaris & Schweppes Beteiligungs-GmbH, Bad Neuenahr-Ahrweiler	100.0	100.0			
Apollinaris & Schweppes GmbH & Co., Bad Neuenahr-Ahrweiler	72.0	72.0			
Apollinaris & Schweppes Verwaltungs-GmbH, Bad Neuenahr-Ahrweiler	72.0	72.0			
Apollinaris Brunnen Actien-Gesellschaft, Bad Neuenahr-Ahrweiler	100.0	100.0			
Bergische Löwen-Brauerei GmbH & Co. KG, Cologne	100.0	100.0			
Bergische Löwen-Brauerei Produktions GmbH, Cologne	100.0	100.0			
Berliner Pilsner Brauerei Grundstücksverwaltung GbR, Berlin	100.0	100.0			
Berliner-Schultheiss Brauerei GmbH, Berlin	100.0	100.0			
Betriebsgrundstücksverwaltung Jever Getränkevertrieb Hamburg GbR, Hamburg	100.0	100.0			
Brau und Brunnen Immobilien Verwaltung und Beteiligung Gesellschaft mbH, Dortmund	100.0	40.0			
Brau und Brunnen Immobilienverwaltung GbR, Dortmund	100.0	100.0			
Brau und Brunnen International GmbH, Dortmund	100.0	100.0			
Brauerei Grüner Tal GmbH & Co. KG, Iserlohn	100.0	100.0			
Brauerei Grüner Tal Verwaltungsgesellschaft mbH, Iserlohn	100.0	100.0			
Brauerei Iserlohn GmbH, Iserlohn	100.0	100.0			
Brauerei Pilsator GmbH, Berlin	100.0	100.0			
Brauerei Schlösser GmbH, Düsseldorf	100.0	100.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Brauerei Schlösser Produktions GmbH, Düsseldorf	100.0	100.0			
Brauerei Tivoli GmbH, Düsseldorf	100.0	100.0			
Brauhaus Bönnsch GmbH, Bonn	100.0	100.0			
Deutsche Brauerei Holding GmbH & Co. KG, Dortmund	100.0	100.0			
Deutsche Brauerei Holding Verwaltungs-gesellschaft mbH, Dortmund	100.0	100.0			
Diät-Pils GmbH, Dortmund	63.8	63.8			
Dortmunder Bergmann Westfalia Getränkevertriebs- und Verwaltungs-GmbH, Dortmund	100.0	100.0			
Dortmunder Brau Union GmbH, Dortmund	100.0	100.0			
Dortmunder Brau Union Grundstücksverwaltung GbR, Dortmund	100.0	100.0			
Dortmunder Union-Brauerei Grundstücksverwaltung GbR, Dortmund	100.0	100.0			
Dortmunder Union-Frankfurter Brauhaus GmbH, Frankfurt/Main	100.0	100.0			
Dortmunder Union-Ritter Brauerei GmbH, Dortmund	100.0	100.0			
Engelhardt-Brauerei GmbH, Berlin	100.0	100.0			
Engelhardt-Brauerei Grundstücksverwaltung GbR, Berlin	100.0	100.0			
Friesisches Brauhaus zu Jever Betriebsgrundstücks-verwaltung GbR, Hamburg	100.0	100.0			
Friesisches Brauhaus zu Jever GmbH & Co. KG, Jever	100.0	100.0			
Friesisches Brauhaus zu Jever Verwaltungs-gesellschaft mbH, Jever	100.0	100.0			
Germania-Brauerei F. Dieninghoff GmbH, Münster	100.0	100.0			
Gilden Kölsch Brauerei GmbH, Cologne	100.0	100.0			
Grundstücksverwaltung Alt Stralau GbR, Berlin	100.0	100.0			
GV Getränke Vertriebs GmbH, Berlin	100.0	100.0			
Heinrich Leonhard Brügman- und Geheimrat Dr. Carl Brügman-Stiftung, Belegschaftshilfe der Dortmunder Union-Brauerei GmbH, Dortmund	100.0	100.0			
HUBERTUS-Brauerei GmbH, Cologne	100.0	100.0			
IGC Internationale Gaststätten und Consulting GmbH, Hamburg	100.0	100.0			
Jever Getränkevertriebsgesellschaft Hamburg mbH, Hamburg	100.0	100.0			
Kölner Verbund Vertrieb Kölscher Bierspezialitäten GmbH & Co. KG, Cologne	100.0	100.0			
Kölner Verbund Vertrieb Kölscher Bierspezialitäten Verwaltungs- und Beteiligungsgesellschaft mbH, Cologne	100.0	100.0			
Kraus GmbH, Dortmund	100.0	100.0			
Küppers Brauerei GmbH, Cologne	100.0	100.0			
Küppers Kölsch GmbH, Cologne	100.0	100.0			
Kurfürsten-Bräu GmbH Cologne	100.0	100.0			
Landskroner Logistik- und Speditions-GmbH, Bad Neuenahr-Ahrweiler	100.0	100.0			
Leipziger Brauhaus zu Reudnitz GmbH, Leipzig	100.0	100.0			
Magdeburger Brau GmbH, Magdeburg	100.0	100.0			
Neue Berliner Pilsner Brauerei GmbH, Berlin	100.0	100.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Oderland-Brauerei GmbH, Frankfurt/Oder	100.0	100.0			
Projektgemeinschaft Landsberger Allee / Friedrichshain GbR, Berlin	100.0	100.0			
Projektgemeinschaft Mühlenstraße / Pankow GbR, Berlin	100.0	100.0			
Projektgesellschaft Zoofenster GbR, Dortmund	100.0	100.0			
Reudnitzer Brauerei GmbH, Leipzig	100.0	100.0			
Rheinisch-Bergische Brauerei GmbH & Co. KG, Cologne	100.0	100.0			
Römer Brauerei Verwaltungsgesellschaft mbH, Cologne	100.0	100.0			
Ruhr-Trans Getränke Logistik GmbH, Dortmund	100.0	100.0			
Schultheiss Brauerei GmbH, Berlin	100.0	100.0			
Schultheiss-Jubiläumsspende GmbH, Berlin	100.0	100.0			
Schweppes Aktiengesellschaft, Oberalm	100.0	100.0			
Sester Brauerei GmbH, Cologne	100.0	100.0			
Sinziger Mineralbrunnen GmbH, Sinzig	100.0	100.0			
Spree-Trans Getränke Logistik GmbH, Berlin	100.0	100.0			
Spreequell Mineralbrunnen GmbH, Berlin	100.0	100.0			
Spreequell Mineralbrunnen Grundstücksverwaltung GbR, Berlin	100.0	100.0			
Sternburg Brauerei GmbH, Leipzig	100.0	100.0			
Thüringer Waldquell Mineralbrunnen GmbH, Schmalkalden	100.0	100.0			
Valentins Weizen Vertriebsgesellschaft mbH, Düsseldorf	100.0	100.0			
Wicküler Brauerei GmbH, Wuppertal	100.0	100.0			
Brau und Brunnen Versicherungs-Vermittlungs-gesellschaft mbH, Dortmund	50.0	50.0			
Broadway Centre Management Ltd., London	100.0	100.0			
BV Finance Praha s.r.o., Prague	100.0				
BV Financial (Ireland) Ltd., Dublin	100.0				
BV Grundstücksentwicklungs-GmbH & Co. Jota KG, Munich	100.0	100.0			
BV Grundstücksentwicklungs-GmbH & Co. Schloßberg-Projektentwicklungs-KG, Bad Vilbel	100.0	100.0			
BV Grundstücksentwicklungs-GmbH & Co. Sigma KG, Munich	100.0	100.0			
BV Grundstücksentwicklungs-GmbH & Co. Verwaltungs-KG, Munich	100.0				
BV Grundstücksentwicklungs-GmbH, Munich	100.0				
BvE S.A., Montevideo	100.0	100.0			
BVK 2 GmbH, Munich	98.0	98.0			
BVK Holding GmbH, Munich	100.0	100.0	EUR	3,735	1,589
CA Bau-Finanzierungsberatung Gesellschaft m.b.H., Vienna	100.0	100.0	EUR	314	157
CA European Bond Advisor S.A., Luxembourg, Luxembourg	100.0	100.0			
CA Fiokkezelö Kft., Budapest	100.0	100.0	EUR	5,204	(523)
CA IB Bulinvest Ltd., Sofia	100.0	100.0			
CA IB Corporate Finance Ltd, Budapest	100.0	100.0			
CA IB Infrastruktur Projektberatungs Ges.m.b.H., Vienna	100.0	100.0			
CA IB International Markets Limited, London	100.0	100.0			
CA IB Invest d.o.o. Zagreb	100.0	100.0			
CA IB Securities (New York), Inc., New York	100.0	100.0	USD	643	(1,987)
CA IB Securities (Ukraine) AT, Kiev	100.0	100.0			
CA IB Securities d.d., Ljubljana	100.0	100.0	SIT	41,219	27,214
CA IB Securities S.A. (Bucharest), Bucharest	100.0	100.0	ROL	6,953,221	(8,158,635)

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
CA Immo Beteiligungen und Leasing AG, Vienna	50.3	50.3			
CA-GVG-Holding GmbH, Vienna	100.0	100.0	EUR	392	356
CA-Shop Handels GmbH, Vienna	100.0	100.0			
CA-Telefon Informations und Auftrags Service GmbH, Vienna	100.0	100.0			
CA-Versicherungsdienst Gesellschaft m.b.H., Vienna	81.0	81.0			
Caibon com Internet Services AG, Vienna	100.0	100.0			
Calanda Beteiligungs-, Finanz- und Handels-AG, Chur	100.0	100.0			
CALG 445 Grundstückverwaltung GmbH, Vienna	75.0	75.0			
CALG Hotelbetrieb GmbH, Vienna	100.0	100.0			
CAMSCO Bank-es Penzügytechnikai Tanacsado Kft., Budapest	100.0	100.0			
Cards & Systems EDV-Dienstleistungs GmbH, Vienna	58.0	58.0	EUR	418	208
CATO Grundstücks-Verwaltungsgesellschaft mbH & Co. KG, Munich	100.0	100.0			
Cato Grundstücks-Verwaltungsgesellschaft mbH, Munich	100.0	100.0			
CCE Grundstücksverwaltungs- und Errichtungs-Gesellschaft m.b.H., Vienna	100.0	100.0			
CDT Advisor S.A., Luxembourg, Luxembourg	100.0	100.0			
CEED Adviser Luxembourg S.A., Luxembourg	100.0	100.0			
Celer Allgemeine Vermögensverwaltungs-, Investitions- und Beratungs Gesellschaft m.b.H., Budapest	100.0	100.0			
Centrum Bankowosci Bezposredniej spolkaz ograniczona odpowie, Cracow	100.0	100.0			
Centrum Promocji Inicjatyw Gospodaqrczych S. A., Warsaw	97.8	97.8			
Choric Limited, Dublin	100.0	100.0			
Christoph Reisegger Gesellschaft m.b.H., Vienna	100.0	100.0			
CL Dritte Car Leasing GmbH & Co. KG, Camin	100.0	100.0			
CL Dritte Car Leasing Verwaltungsgesellschaft mbH, Camin	100.0	100.0			
CLV Car Leasing Verwaltungsgesellschaft mbH, Hamburg	100.0	100.0			
CMM Center Management München GmbH, Munich	60.0	60.0			
CMS-Club-Menü-Service Gesellschaft m.b.H. & Co KG, Vienna	100.0	100.0	EUR	1,818	818
CMS-Club-Menü-Service Gesellschaft m.b.H., Vienna	100.0	100.0			
Comes Bauconcept GmbH, Munich	100.0	100.0			
comle@se & comfin@nce GmbH & Co. KG, Hamburg	100.0	100.0	EUR	1,010	(238)
comle@se online GmbH, Hamburg	100.0	100.0			
Community Concepts Aktiengesellschaft, Munich	100.0	100.0	EUR	1,410	(3,627)
CoNetwork GmbH, Hamburg	100.0	100.0	EUR	679	219
Cornus Immobilien- und Vermietungs GmbH, Munich	100.0	100.0			
Cosmoterra Gesellschaft für Immobilienverwaltung mbH, Munich	99.0				
CPF Asset Advisors LLC, New York	100.0	100.0			
Creditanstalt Global Markets Fund Advisor S.A., Luxembourg, Luxembourg	100.0	100.0	EUR	1,201	401
Creditanstalt Ingatlankezelö Kft., Budapest	100.0	100.0	EUR	1,003	180
Creditanstalt Investment Management Ltd., London	100.0	100.0			
Cumterra Gesellschaft für Immobilienverwaltung mbH, Munich	99.0				
Data Austria Datenverarbeitungs GmbH, Vienna	100.0	100.0	EUR	3,997	345
Dataline Datenverarbeitungs GmbH, Vienna	100.0	100.0			
Delpha Immobilien- und Projektentwicklungs GmbH & Co. Großkugel Bauabschnitt Alpha Management KG, Großkugel	100.0	100.0	EUR	(22,033)	(22)

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	Percentage interest of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Delpha Immobilien- und Projektentwicklungs GmbH & Co. Großkugel Bauabschnitt Beta Management KG, Großkugel	100.0	100.0	EUR	(41,358)	0
Delpha Immobilien- und Projektentwicklungs GmbH & Co. Großkugel Bauabschnitt Gamma Management KG, Großkugel	100.0	100.0	EUR	(33,994)	0
Delpha Immobilien- und Projektentwicklungs GmbH, Großkugel	100.0	100.0			
Deltaterra Gesellschaft für Immobilienverwaltung mbH, Munich	99.0				
DIA Vermögensverwaltungs-GmbH, Munich	100.0		EUR	36	616
Diners Club Polska Sp.z.o.o., Warsaw	100.0	100.0			
Dom Maklerski PBK Spólka Akcyjna, Warsaw	100.0	100.0			
Domus-Plan Althaussanierungsges m.b.H., Vienna	100.0	100.0			
Düsseldorf-Münchener Beteiligungsgesellschaft mbH, Munich	100.0	100.0	EUR	10,784	(179)
Entwicklungsagentur Güterverkehrszentrum Trier I GmbH, Trier	85.0	85.0			
Eratech Spólka Akcyjna, Lodz	66.0	66.0			
Erste ungarische-österreichische Investment GmbH, Budapest	100.0	100.0			
Erzet-Vermögensverwaltungsgesellschaft m.b.H., Vienna	100.0	100.0			
Euroventures-Austria-CA-Management GesmbH, Vienna	100.0	100.0	EUR	2,441	1,329
Ferra Immobilien- und Projektentwicklungs GmbH & Co. Projekt Großenhainer Straße Areal I KG, Munich	100.0	100.0	EUR	(1,787)	(356)
Ferra Immobilien- und Projektentwicklungs GmbH & Co. Projekt Großenhainer Straße Areal II KG, Munich	100.0	100.0	EUR	(24,059)	(3,383)
Ferra Immobilien- und Projektentwicklungs GmbH & Co. Projekt Großenhainer Straße Areal III KG, Munich	100.0	100.0			
Ferra Immobilien- und Projektentwicklungs GmbH & Co. Projekt Großenhainer Straße Areal IV KG, Munich	100.0	100.0			
Ferra Immobilien- und Projektentwicklungs GmbH & Co. Projekt Großenhainer Straße KG, Munich	100.0	100.0	EUR	(18,472)	(2,623)
Ferra Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0			
FGB Grund und Boden GmbH & Co. KG, Norderfriedrichskoog	94.0	94.0	EUR	(1,957)	(2,429)
FGB Grund und Boden Verwaltungs GmbH, Norderfriedrichskoog	100.0	100.0			
FGH Expertise B.V., Utrecht	100.0	100.0			
FIA Securities Trading Company, Dublin	100.0	100.0			
Fontana Hotelverwaltungsgesellschaft m.b.H., Vienna	100.0	100.0			
Fontana Kurhotel Gesellschaft m.b.H., Vienna	99.0	99.0	EUR	(2,009)	(1,680)
Fontana Sporthotel Gesellschaft m.b.H., Vienna	100.0	100.0	EUR	(5,826)	(646)
Food & more GmbH, Munich	100.0		EUR	100.0	2.8
Freizeitpark Oberlaa Vermietungs GmbH, Vienna	75.0	75.0			
Fundus Gesellschaft für Grundbesitz und Beteiligung mbH, Nuremberg	100.0	94.0	EUR	2,226	(784)
Fünf Höfe GmbH & Co. KG, Munich	100.0	100.0	EUR	14,791	0
G.F.S. Geschäftsbesorgung für Sachwerte GmbH, Munich	100.0	100.0	EUR	2,715	652
G.F.S. Management Kantoor B.V., The Hague	100.0	100.0	EUR		
GALA Grundstücksverwaltung Gesellschaft m.b.H., Vienna	100.0	100.0			
Galileo Gesellschaft für Immobilienverwaltung mbH, Munich	99.0				
Gammaterra Gesellschaft für Immobilienverwaltung mbH, Munich	99.0				
Ganymed Immobilienvermietungsgesellschaft m.b.H., Vienna	100.0	100.0	EUR	55,191	1
GBG Servis Spólka z ograniczona odpowiedz GBG Sevis Sp. z.o.o., Katowice	100.0	100.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
GCCS Golfanlagen Errichtungs- und Verwaltungs GmbH, Wildenbruch	100.0	100.0			
GE Immobilienverwaltungs-GmbH & Co. Grundstücks-KG, Munich	100.0	100.0			
GE Immobilienverwaltungs-GmbH, Munich	98.0	98.0			
GfG Gesellschaft für Grundbesitz GmbH, Bochum	100.0	100.0			
GfI-Gesellschaft für Immobilienentwicklung und -verwertung mbH, Stuttgart	100.0	100.0			
GfR-Gesellschaft für Rechenzentrumsleistungen mbH, Stuttgart	100.0	100.0			
GGV Gesellschaft für Grundbesitzverwaltung- und Immobilienmanagement mbH, Dortmund	100.0	100.0			
Gimmo Immobilien-Vermietungs- und Verwaltungs GmbH, Munich	100.0	100.0			
GIW Gesellschaft für Informationstransfer und Weiterbildung mbH, Alfter	100.0	100.0	EUR	4,602	97
Goethe Galerie Centermanagement GmbH, Jena	100.0	100.0			
Golf- und Country Club Seddiner See AG, Berlin	100.0	100.0	EUR	12,005	22
Golf- und Country Club Seddiner See GmbH, Wildenbruch	94.0	94.0	EUR	(17,129)	80
Golf- und Country Club Seddiner See Management GmbH, Wildenbruch	100.0	100.0			
Górnoslaskie Centrum Gospodarcze Spólka Akcyjna, Katowice	<100.0	<100.0			
Grand Central Re Limited, Hamilton	92.5		USD	197,329	(338)
Großkugel Immobilien- und Projektentwicklungs GmbH, Großkugel	100.0	100.0	EUR	(4,787)	574
Gründerfonds Beteiligungs GmbH, Vienna	100.0	100.0			
Grundstücksaktiengesellschaft am Potsdamer Platz (Haus Vaterland), Berlin	98.2	98.2	EUR	4,495	0
Grundstücksgesellschaft Geibelstraße Leipzig mbH & Co KG, Nuremberg	100.0	100.0			
Grundstücksgesellschaft Othmarschen Park Hamburg Centerpark GbR, Hamburg	100.0	100.0	EUR	(13,191)	0
Grundstücksgesellschaft Othmarschen Park Hamburg Gewerbepark GbR, Hamburg	100.0	100.0	EUR	(26,689)	0
Grundstücksgesellschaft Schuhhagen Greifswald mbH & Co KG, Nuremberg	100.0	100.0			
Grundstücksgesellschaft Simon beschränkt haftende Kommanditgesellschaft, Düsseldorf	100.0	100.0			
Gustana Menü-Service Gesellschaft m.b.H., Vienna	100.0	100.0	EUR	1,697	1
H.F.S. Immobilienfonds Deutschland 10 KG, Munich	90.9	90.9			
H.F.S. Immobilienfonds Europa 1 Beteiligungs GmbH, Munich	100.0	100.0			
H.F.S. Immobilienfonds Europa 2 Beteiligungs GmbH, Munich	100.0	100.0			
H.F.S. Immobilienfonds Europa 3 Beteiligungs GmbH, Munich	100.0	100.0			
H.F.S. Immobilienfonds GmbH & Co. Deutschland 16 KG, Munich	100.0	100.0			
H.F.S. Immobilienfonds GmbH & Co. Deutschland 17 KG, Munich	100.0	100.0			
H.F.S. Immobilienfonds GmbH & Co. Deutschland 18 KG, Munich	100.0	100.0			
H.F.S. Immobilienfonds GmbH & Co. Europa 3 KG, Munich	100.0	100.0			
H.F.S. Immobilienfonds GmbH, Munich	100.0	100.0	EUR	(7,096)	22
H.F.S. Immobilienfonds Schweinfurt KG, Munich	94.0	94.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
H.F.S. Leasingfonds GmbH & Co. Deutschland »Ecuador« KG, Mannheim	100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Haiti« KG, Mannheim	100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Hawai« KG, Mannheim	100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Indien« KG, Mannheim	100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Java« KG. Mannheim	100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Korea« KG, Mannheim	100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Kuba« KG, Mannheim	100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Malaysia« KG, Mannheim	100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Panama« KG, Mannheim	100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Thailand« KG, Mannheim	100.0	100.0			
H.F.S. Leasingfonds GmbH, Munich	100.0	100.0			
H.F.S. Schiffs-Leasingfonds GmbH, Munich	100.0	100.0			
H.F.S. Value Management GmbH, Munich	100.0	100.0			
H.F.S. Zweitmarktfonds Deutschland 2 KG, Munich	62.5	62.5			
H.F.S. Zweitmarktfonds Deutschland 3 KG, Munich	62.5	62.5			
H.F.S. Zweitmarktfonds Deutschland 4 KG, Munich	62.5	62.5			
H.F.S. Zweitmarktfonds GmbH, Munich	100.0	100.0			
Harmony Limited Partnership, George Town	56.4	56.4	USD	46,977	2,843
Hawa Grundstücks GmbH & Co. OHG Hotelverwaltung, Munich[6]	100.0	100.0			
Hawa Grundstücks GmbH & Co. OHG Immobilienverwaltung, Munich[6]	100.0	100.0			
Hekla Immobilien- und Projektentwicklungs GmbH & Co. Hotel Jena KG, Jena	100.0	100.0	EUR	(4,708)	1,002
Hekla Immobilien- und Projektentwicklungs GmbH & Co. Vermietungs KG, Munich	100.0	100.0			
Hekla Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0			
HL Eurocopter Leasing GmbH & Co. KG, Camin	100.0	100.0			
HL Eurocopter Leasing Verwaltungsgesellschaft mbH, Camin	100.0	100.0			
HM Leasing GmbH, Vienna	100.0	100.0			
HMIS Management Information & Service GmbH, Munich	100.0	100.0			
Hotel Fürstenhof Betriebsgesellschaft mbH, Munich	100.0	100.0			
Hotel Heiligenblut Betriebs GmbH NfG. KG, Vienna	100.0	100.0			
Hotel Königshof Dresden Betriebsgesellschaft mbH, Munich	100.0	100.0			
Hotel Seddiner See GmbH, Wildenbruch	94.0	94.0			
HVB Akademie, Gesellschaft für berufliche Weiterbildung und Managementtraining mbH, Unterhaching	100.0		EUR	4,130	1,229
HVB Asset Leasing Limited, London	100.0	100.0	USD	83,890	(4,972)
HVB Beteiligungs-GmbH & Co. Verwaltungs-KG, Munich	100.0				
HVB Beteiligungsgesellschaft mbH, Munich	100.0		EUR	949	[1]

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
HVB Campustar (Hong Kong) Ltd., Hong Kong	100.0	100.0	HKD	40,009	2,030
HVB Cape Blanc LLC, Wilmington	100.0	100.0			
HVB Capital Asia Limited, Hong Kong	100.0		JPY	12,714,750	(2,782,548)
HVB Capital Corp., New York	100.0	100.0	USD	29,501	8,383
HVB Capital Management, Inc., New York	100.0	100.0			
HVB Capital Markets Inc., New York	100.0	100.0			
HVB Consult GmbH, Munich	100.0	10.0	EUR	2,550	1,527
HVB Direkt Gesellschaft für Direktservice und Direktvertrieb mbH, Munich	100.0				2,5
HVB Dublin Properties Limited, Dublin	100.0	100.0			
HVB Expertise GmbH, Munich	100.0				
HVB Export Leasing GmbH, Munich	100.0				
HVB Finance (Delaware) Inc., Wilmington	100.0				
HVB Finance Limited, Hong Kong	66.7	66.7	USD	(8,772)	(3,404)
HVB Finance London Limited, London	100.0		EUR	342	267
HVB Finanziaria S.p.A., Milan	100.0		EUR	4,809	555
HVB Funding Trust II, Wilmington	100.0				
HVB Funding Trust IV, Wilmington	100.0				
HVB Gesellschaft für Gebäude Beteiligungs GmbH, Munich	100.0				
HVB Immobilie Slovakia spol. s.r.o., Bratislava	100.0	100.0	SKK	26,128	2,147
HVB Immobilien Management GmbH, Munich	100.0		EUR	25,620	2,3
HVB Immobilien Verwaltungs GmbH, Munich	100.0		EUR	1,836	1,736
HVB International Asset Leasing GmbH, Munich	100.0				
HVB Leasing International GmbH & Co. KG, Hamburg	100.0	100.0			
HVB Leasing Limited Partnership, Wilmington	100.0	1.0			
HVB Pensionsfonds Entwicklungs-AG, Munich	100.0				
HVB Profil Gesellschaft für Personalmanagement mbH, Munich	100.0				
HVB Projects USA, Inc., New York	100.0	100.0			
HVB Projekt Emilienhof GmbH & Co. KG, Munich	100.0	100.0			
HVB Projekt Emilienhof Verwaltungs GmbH, Munich	100.0	100.0			
HVB Projekt GmbH, Munich	100.0	94.0	EUR	25,626	3
HVB Projekt Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0			
HVB Rating Advisory GmbH, Munich	100.0				
HVB Real Estate Capital Italia S.p.A., Milan	100.0		EUR	5,302	(3)
HVB Real Estate Management Pty Ltd., Sydney	100.0	100.0			
HVB Reality CZ s.r.o., Prague	100.0	100.0	CZK	(25,957)	(27,735)
HVB Realty Capital Inc., New York	100.0	100.0	USD	(7,740)	(4,616)
HVB Realty Finance Corporation, New York	100.0	100.0			
HVB Realty Investments LLC, New York	100.0	100.0			
HVB Russel Asset Management GmbH, Munich	100.0				
HVB Secur GmbH, Unterhaching	80.0				
HVB Tecta GmbH, Munich	100.0	94.0	EUR	1,751	174
HVB Verwa 1 GmbH, Munich	100.0				
HVB-Offene Unternehmensbeteiligungs-Aktiengesellschaft, Munich	100.0		EUR	12,726	205
Hyperion Immobilienvermietungsgesellschaft m.b.H., Vienna	100.0	100.0	EUR	49,479	1

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Hypo-Bank Verwaltungszentrum GmbH und Bayerische Hypotheken- und Wechselbank AG GbR Objekt Unterföhring, Munich[6]	100.0	100.0			
Hypo-Bank Verwaltungszentrum GmbH, Unterföhring	100.0	100.0			
Hypo-Immobilien-Service Gesellschaft mit beschränkter Haftung, Munich	100.0				[2,6]
Hypo-Leasing Hungária Kft., Budapest	100.0	100.0			
Hypo-Real Haus & Grundbesitz Gesellschaft mbH & Co. Immobilien-Vermietungs KG, Munich	80.0	80.0	EUR	4,746	(710)
Hypo-Real Haus- und Grundbesitz Gesellschaft mbH, Munich	100.0	100.0	EUR	311	183
Hypolux Portfolio Management (HPM) S.A., Luxembourg	100.0	100.0			
HypoVereinsbank Bulgaria GmbH, Munich	100.0		EUR	10,687	131
HypoVereinsImmobilien EOOD, Sofia	100.0	100.0			
I.P.I. (Braintree) Limited, Gibraltar	100.0	100.0	GBP	290	245
I.P.I. (Bristol) Limited, Gibraltar	100.0	100.0	GBP	(182)	(189)
I.P.I. (Bury) Limited, Gibraltar	100.0	100.0			
I.P.I. (Daventry) Limited, Gibraltar	100.0	100.0	GBP	755	661
I.P.I. (Runcorn) Limited, Gibraltar	100.0	100.0	GBP	263	231
I.P.I. (Telford) Limited, Gibraltar	100.0	100.0			
I.P.I. Investments Limited, Gibraltar	100.0	100.0	GBP	816	670
I.P.I. Properties (Holdings) Limited, Gibraltar	100.0	100.0	GBP	600	(408)
IFIS Immobilienfinanzierung Information Service GmbH, Unterföhring	100.0				
IL Zweite Industrie Leasing GmbH & Co. KG, Camin	100.0	100.0			
IL Zweite Industrie Leasing Verwaltungsgesellschaft mbH, Camin	100.0	100.0			
Immobilien-Besitzgesellschaft Heumarkt 50 mbH, Bochum	100.0	100.0			
Imwa Gesellschaft für Immobilienverwaltung mbH, Munich	95.0				
Industrie-Immobilien-Verwaltung Gesellschaft m.b.H., Vienna	99.9	99.9			
Informations-Technologie Austria GmbH, Vienna	73.9	73.9	EUR	15,598	(93)
Internationale Tourismus-Investment-Service (Tourism Investment Services International) Gesellschaft m.b.H., Vienna	100.0	100.0			
Interpark Management GmbH & Co. KG, Munich	100.0	100.0	EUR	51	(18,431)
Interpark Management Verwaltungs GmbH, Munich	100.0	100.0			
Interra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0				
Isar Chatham, LLC, New York	100.0	100.0			
Isar East 60th Street, LLC, New York	100.0	100.0			
Isar Gotham West 38th, LLC, New York	100.0	100.0			
Isar Related West 20th, LLC, New York	100.0	100.0			
Isar Related West 23rd, LLC, New York	100.0	100.0			
Isar Two Columbus, LLC, New York	100.0	100.0			
Isar-Seine Immobilien GmbH, Munich	100.0				
IVONA Beteiligungsverwaltung GmbH, Vienna	100.0	100.0			
KB-Leasing Gesellschaft m.b.H., Vienna	100.0	100.0			
Keller Crossing L.P., Atlanta	100.0	100.0			
KHR Projektentwicklungsgesellschaft mbH & Co. Objekt Bornitzstraße I KG, Munich	100.0	100.0	EUR	(9,063)	(1,420)
KHR Projektentwicklungsgesellschaft mbH & Co. Objekt Bornitzstraße II KG, Munich	100.0	100.0	EUR	(7,176)	(17)

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
KHR Projektentwicklungsgesellschaft mbH & Co. Objekt Bornitzstraße III KG, Munich	100.0	100.0	EUR	(5,810)	(103)
KHR Projektentwicklungsgesellschaft mbH & Co. Objekt Bornitzstraße KG, Munich	100.0	100.0	EUR	(18,781)	(2,461)
KHR Projektentwicklungsgesellschaft mbH, Munich	100.0	100.0			
KLEA ZS-Immobilienvermietung G.m.b.H., Vienna	100.0	100.0			
KLEA ZS-Liegenschaftsvermietung G.m.b.H., Vienna	100.0	100.0			
KM Leasing GmbH, Vienna	100.0	100.0			
KSG Karten-Verrechnungs- und Servicegesellschaft m.b.H., Vienna	100.0	100.0	EUR	2,589	1
Lahe Grundstücks GmbH & Co. KG, Munich	100.0	100.0	EUR	22,319	1,421
Lahe Grundstücks Verwaltungs GmbH, Munich	100.0	100.0			
Landos Immobilien- u. Projektentwicklungs GmbH & Co. Grundstücksentwicklungs KG, Munich	100.0	100.0	EUR	(11,658)	727
Landos Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0			
LB Beteiligungsgesellschaft Sofia, Sofia	100.0	100.0			
LB Capital, Inc., New York	100.0	100.0			
LB Fonds Beratungsgesellschaft m.b.H., Vienna	100.0	100.0	EUR	91,507	4,473
LB Holding Gesellschaft m.b.H., Vienna	100.0	100.0	EUR	28,079	2,332
LB-Beteiligungs-Aktiengesellschaft, Biel	100.0	100.0	CHF	5,496	115
Leaseffect-Leasing Gesellschaft m.b.H., Vienna	50.2	50.2			
Leasingfonds plus Deutschland 1 GmbH & Co. KG, Mannheim	100.0	100.0			
Leng Loi Limited, Hong Kong	100.0				
LFL Luftfahrzeug Leasing GmbH, Hamburg	100.0	100.0	EUR	154	(668)
Lion Capital Management (Bermuda) Ltd., Hamilton	100.0		USD	232	232
Long Grove N.V., Willemstad	100.0	100.0			
Maffei Vermögensverwaltung AG, Zurich	100.0	100.0	EUR	1,322	163
Manfred Handbüchler GmbH, Vienna	100.0	100.0			
Marienplatz Großgarage GmbH, Munich	66.7	66.7	EUR	638	291
Martius Investment Company, Dublin	100.0	100.0			
MC Marketing GmbH, Vienna	51.0	51.0			
Mercator Industrie- und Büro-Center GmbH & Co. Verwaltungs KG, Munich	100.0	100.0	EUR	(15,071)	114
Mercator Industrie- und Büro-Center GmbH, Munich	100.0	100.0			
Merian Gesellschaft für Immobilienverwaltung mbH, Munich	99.0				
Meridies Grundbesitz- und Bebauungsgesellschaft mbH, Munich	100.0	94.0			
Merkurhof Grundstücksgesellschaft mit beschränkter Haftung, Hamburg	100.0	100.0	EUR	11,437	288
Milleterra Gesellschaft für Immobilienverwaltung mbH, Munich	99.0				
Mobility Concept GmbH, Munich	51.0	51.0	EUR	926	(339)
Motor-Finanz GmbH, Bremen	100.0	100.0			
Move Mobilien Verwertungs GmbH, Vösendorf	100.0	100.0			
Mulrangin Ireland, Dublin	100.0	100.0			
New Century Kids Erste Filmproduktion GmbH & Co KG i.G., Munich	100.0	100.0			
NIB Norddeutsche Innovations- und Beteiligungsgesellschaft mbH, Hamburg	100.0	100.0	EUR	13,402	(203)
Noris Leasing Gesellschaft mit beschränkter Haftung, Nuremberg	100.0	100.0			
NRS Grundstücksverwaltungsgesellschaft mbH, Munich	100.0	100.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
O.G. Investment Management Services B V., Utrecht	100.0	100.0			
Olos Immobilien- und Projektentwicklungs GmbH & Co. Grundstücksentwicklungs KG, Munich	100.0	100.0	EUR	(1,057)	(298)
Olos Immobilien- und Projektentwicklungs GmbH & Co. Vermietungs KG, Munich	100.0	100.0			
Olos Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0			
Omnia Grundstücks-GmbH & Co. Betriebs KG, Munich	100.0	94.1			
Omnia Grundstücks-GmbH & Co. Objekt Eggenfeldener Straße KG, Munich	100.0	94.0			
Omnia Grundstücks-GmbH & Co. Objekt Haidenauplatz KG, Munich	100.0	94.0			
Omnia Grundstücks-GmbH & Co. Objekt Ostragehege KG, Munich	100.0	94.0			
Omnia Grundstücks-GmbH & Co. Objekte Sylt KG, Munich	100.0				
Omnia Grundstücks-GmbH, Munich	100.0	100.0			
ÖRAG Polska Sp.zo.o, Warsaw	100.0	100.0	PLN	(29,335)	(28,895)
Örag Praha spol.sr.o., Prague	100.0	100.0	CZK	89,962	(6,722)
ÖRAG-Immobilien Ges.m.b.H.-Vermietungs OHG, Vienna	100.0	100.0	EUR	10,477	28,781
Orestos Immobilien-Verwaltungs GmbH, Munich	100.0	100.0	EUR	10,149	0
Österreichisches Verkehrsbüro Aktiengesellschaft, Vienna	63.8	63.8	EUR	50,098	11,927
group with subsidiaries:					
»Intropa« – Reisebüro Dr. Ludwig Polsterer & Co. KG, Vienna	100.0	100.0			
Astropa Agentur für Touristik Gesellschaft m.b.H., Vienna	100.0	100.0			
Austropa Hotelbetriebsgesellschaft m.b.H., Vienna	100.0	100.0			
Austropa Verkehrsbüro Krems Gesellschaft m.b.H., Krems Stein	74.0	74.0			
Austropa Verkehrsbüro Reisebüro Gesellschaft m.b.H., Vienna	100.0	100.0			
Austropa Verkehrsbüro s r.o., Prague	100.0	100.0			
ECOTEL Hotelmanagement GmbH, Kitzbühel	100.0	100.0			
Elisabeth Polsterer Gesellschaft m.b.H., Vienna	100.0	100.0			
Eurotours Gesellschaft m.b.H., Kitzbühel	100.0	100.0			
Interconvention Kongreßorganisationsgesellschaft m.b.H., Vienna	100.0	100.0			
Unterstützungseinrichtung für die Bediensteten des Österr. Verkehrsbüro Ges.m.b.H., Vienna	100.0	100.0			
Othmarschen Park Hamburg Wohn- und Gewerbepark mbH, Hamburg	51.0	51.0			
Palais Rothschild Vermietung GmbH, Vienna	100.0	100.0			
Palais Rothschild Vermietungs GmbH & Co OEG, Vienna	100.0	100.0	EUR	2,172	(8)
Parkhotel Radebeul Betriebsgesellschaft mbH, Radebeul	100.0	100.0			
Parus Gesellschaft für Immobilienverwaltung mbH, Munich	99.0				
PATIO Beteiligungsverwaltung AG, Vienna	54.8	54.8			
PBK Asset Management Spółka Akcyjna, Warsaw	99.9	99.9			
PBK ATUT Towarzystwo Funduszy Inwestyjnych Spółka Akcyjna, Warsaw	100.0	100.0			
PBK Inwestycje Spółka Akcyjna, Warsaw	100.0	100.0			

Name and registered office	Percentage interest		Currency	Equity capital	Net income
	total	of which:		in thousands	in thousands
	Sect. 16 (4),	held		of currency	of currency
	Stock	indirectly		units	units
	Corporation Act				
PBK Leasing Spólka Akcyjna, Warsaw	100.0	100.0			
PBK Nieruchomosci Spólka z ograniczona odpowiedzia, Warsaw	100.0	100.0			
PBK Ochrona Spólka Akcyjna, Warsaw	100.0	100.0			
Pegasus Bauträger GmbH, Neutraubling	99.0				
Pegasus Project Stadthaus Halle GmbH, Munich	100.0				
Pension Consult Beratungsgesellschaft für Altersvorsorge mbH, Munich	100.0	100.0	EUR	(2,276)	(2,251)
Perterra Gesellschaft für Immobilienverwaltung mbH, Munich	99.0				
Phantus Hotel Betriebsgesellschaft mbH, Munich	100.0	100.0	EUR	68	(574)
PHW Vermögensverwaltung GmbH, Munich	100.0		EUR	331	0
PKBL Spólka Akcyjna, Lubin	84.5	84.5			
Plan Trade Gesellschaft für Immobilienverwaltung mbH, Munich	100.0		EUR	26	[2,7]
PlanetHome Österreich GmbH, Vienna	100.0	100.0	EUR	949	(1,293)
Plottos Verwaltungsgesellschaft mbH, Munich	100.0	100.0			
Portia Grundstücks-Verwaltungsgesellschaft mbH & Co. Objekt KG, Ismaning	100.0	100.0			
Portia Grundstücksverwaltungs-Gesellschaft mit beschränkter Haftung, Ismaning	100.0	100.0			
Primeo Fund Limited, George Town	100.0	100.0			
Projekt-GbR Kronstadter Straße München, Munich	75.0	75.0	EUR	12,463	141
Prunus Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0	EUR	(7,357)	(33)
Quadraterra Gesellschaft für Immobilienverwaltung mbH, Munich	99.0				
Quinterra Gesellschaft für Immobilienverwaltung mbH, Munich	99.0				
Railterra Immobilienverwaltungs GmbH, Munich	100.0	100.0			
RE-St.Marx Holding GmbH, Vienna	100.0	100.0			
Remu Grundstücksverwaltungsgesellschaft mbH, Munich	100.0	100.0			
Rest-Invest Spólka z ograniczona odpowiedzi alnosica, Warsaw	100.0	100.0			
Rhapsody Limited Partnership, George Town	56.4	56.4	USD	47,854	2,692
Rhoterra Gesellschaft für Immobilienverwaltung mbH, Munich	99.0				
Richland Hills Center L.P., Dallas	100.0	100.0	USD	6,094	547
RiskLab GmbH Private Research Institute for Financial Studies, Munich	100.0	100.0			
Rolin Grundstücksplanungs- und -verwaltungsgesellschaft mbH, Munich	100.0	100.0	EUR	3,785	1,053
Roncasa Immobilien-Verwaltungs GmbH, Munich	90.0	90.0	EUR	(17,384)	0
Rotus Immobilien-Verwaltungs GmbH, Munich	100.0	100.0			
RR Fund, Dublin	100.0	100.0			
Rudolf Piber 2001 GmbH, Vienna	99.6	99.6			
Salvatorplatz-Grundstücksgesellschaft mbH & Co. OHG Saarland, Munich[6]	100.0	100.0	EUR	1,534	0
Salvatorplatz-Grundstücksgesellschaft mbH, Munich	100.0	100.0			
Saphira Immobilien- und Projektentwicklungs GmbH & Co. Frankfurt City West Office Center und Wohnbau KG, Munich	100.0	100.0			
Saphira Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0			
SCB Industriebeteiligungen 1989 Gesellschaft m.b.H., Vienna	100.0	100.0	EUR	(10,582)	2
Schäfflerhof Objekt-GmbH & Co. KG, Munich	100.0	100.0	EUR	3,612	0
Schäfflerhof Objektgesellschaft Beteiligungs-GmbH, Munich	100.0	100.0			
Schloßberg-Projektentwicklungs-GmbH und Co 683 KG, Munich	99.0	99.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Schoeller Leasing Gesellschaft m.b.H., Vienna	100.0	100.0			
Schoeller Leasing Gesellschaft mbH & Co. KG, Vienna	100.0	100.0			
Schönefeld Wohn- und Gewerbebau GmbH & Co. »Neues Wohnen« KG, Schönefeld	100.0	100.0	EUR	(3,712)	(900)
Schönefeld Wohn- und Gewerbebau GmbH & Co. Dorfanger KG, Schönefeld	90.0	90.0			
Schönefeld Wohn- und Gewerbebau GmbH, Schönefeld	100.0	100.0			
Selfoss Beteiligungsgesellschaft mbH, Munich	100.0	100.0			
SFB Stockerauer Finanzierungsberatungs- und Beteiligungsgesellschaft m.b.H., Stockerau	100.0	100.0	EUR	(216)	(184)
Shop in der Kunsthalle GmbH München, Munich	100.0				
SIA VereinsLeasing Riga, Riga	100.0	100.0	EUR	874	(198)
Sirius Immobilien- und Projektentwicklungs GmbH, Munich	99.0	99.0	EUR	(141,040)	0
sm-end-2-end.de AG, Munich	100.0		EUR	2,479	(21)
Solos Immobilien- und Projektentwicklungs GmbH & Co. Sirius Beteiligungs KG, Munich	100.0	100.0	EUR	(28,326)	(8)
Solos Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0			
SR Immobilien GmbH & Co. KG, Dortmund	100.0	100.0			
SR Immobilien Verwaltungs GmbH, Munich	100.0		EUR	2,738	70
ST Liegenschaftsverwertungs Aktiengesellschaft, Vienna	99.7	99.7	EUR	313	323
STEL-Holding GmbH, Vienna	99.8	99.8			
Synterra Gesellschaft für Immobilienverwaltung mbH, Munich	99.0				
T & P Frankfurt Development B.V., Amsterdam	87.5	87.5	EUR	(7,656)	(200)
T & P Vastgoed Stuttgart B.V., Amsterdam	87.5	87.5	EUR	(16,225)	(530)
Tai Tam Limited, London	100.0				
TC Projektverwaltungsges.m.b.H., Vienna	100.0	100.0	EUR	(685)	(788)
TCH Grundstücke Berlin GbR, Berlin	80.0	80.0			
TCHA Immobilien GmbH & Co. Friedrichstraße 204 KG, Berlin	80.0	80.0			
TCHA Immobilien Verwaltungs-GmbH, Berlin	80.0	80.0			
Teledata Consulting und Systemmanagement Gesellschaft m.b.H., Vienna	100.0	100.0			
Terra Magna Gesellschaft für Immobilienverwaltung mbH, Munich	99.0				
Terreno Grundstücksverwaltung GmbH & Co. Entwicklungs- und Finanzierungsvermittlungs-KG, Munich	75.0	75.0	EUR	254,387	101
Terreno Grundstücksverwaltung GmbH & Co. Objektgesellschaft Hallbergmoos I, Munich	75.0	75.0	EUR	19	9,874
Terreno Grundstücksverwaltung GmbH & Co. Objektgesellschaft Hallbergmoos II, Munich	75.0	75.0	EUR	18	18,349
Terreno Grundstücksverwaltung GmbH & Co. Objektgesellschaft Grillparzerstraße, Munich	75.0		EUR	(12,801)	1,165
Terreno Grundstücksverwaltung GmbH & Co. Objektgesellschaft Köln, Munich	75.0	75.0	EUR	(18,053)	274
Terreno Grundstücksverwaltung GmbH, Munich	75.0	75.0			
Terronda Development B.V., Amsterdam	100.0	100.0			
The CA Management Company Ltd., St. Peter Port	100.0	100.0			
The Greater Manchester Property Enterprise Fund Limited, London	100.0	100.0	GBP	1,564	66
Theta Drei HandelsgmbH, Vienna	100.0	100.0			
Theta Fünf HandelsgmbH, Vienna	100.0	100.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Theta Vier HandelsgmbH, Vienna	100.0	100.0			
Theta Zwei HandelsgmbH, Vienna	100.0	100.0			
TL 1 Tank Leasing Verwaltungsgesellschaft mbH, Camin	100.0	100.0			
TL Dritte Tank Leasing Verwaltungsgesellschaft mbH, Hamburg	100.0	100.0			
TL Zweite Tank Leasing Verwaltungsgesellschaft mbH, Camin	100.0	100.0			
Tolmers Company, Dublin	100.0	100.0			
Towarzystwo Ubezpieczeniowe PBK Spólka Akcyjna, Warsaw	100.0	100.0			
Transterra Gesellschaft für Immobilienverwaltung mbH, Munich	99.0				
Treuconsult Beteiligungsgesellschaft m.b.H., Vienna	100.0	100.0	EUR	99,197	5,070
Trinitrade Vermögensverwaltungs-Gesellschaft mit beschränkter Haftung, Munich	100.0				
Triple A Rating Advisors Beratung GmbH, Vienna	100.0	100.0			
Triterra Gesellschaft für Immobilienverwaltung mbH, Munich	99.0				
TSG EDV-Terminal-Service Ges.m.b.H., Vienna	100.0	100.0			
TWS Transportmittel-Vermietung Beteiligungsgesellschaft mbH, Camin	100.0	100.0			
TWS Transportmittel-Vermietung GmbH & Co. KG, Camin	100.0	100.0	EUR	2,812	14
Ubiterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0			
Union Verwaltungs- und Treuhand-Gesellschaft mit beschränkter Haftung, Hamburg	100.0	100.0			
Universale Belgium S.A., Brussels	100.0	100.0			
Universale International Realitäten GmbH, Vienna	100.0	100.0	EUR	45,996	(16,505)
group with subsidiaries:					
»Unimac« Planungs- und Baugesellschaft m.b.H., Vienna	100.0	100.0			
Arpad Center Invest. und Dienstleistungsbauges.m.b.H., Budapest	74.1	74.1			
CARE-Realitäten Ges.m.b.H. & Co. KG, Vienna	100.0	100.0			
CARE-Realitäten Ges.m.b.H., Vienna	100.0	100.0			
Dritte UNIPRO Immobilien-Projektierungs-gesellschaft m.b.H., Berlin	100.0	100.0			
Erste UNIPRO Immobilien-Projektierungs-gesellschaft m.b.H., Berlin	100.0	100.0			
Globe 13 Ingatlanfejlesztö Kft., Budapest	<100.0	<100.0			
Gordon Invest Kft., Budapest	<100.0	<100.0			
GRUWA Grundbau und Wasserbau GmbH, Berlin	100.0	100.0			
H. Schu & Co. Spezial-Abbruchunternehmen Gesellschaft m.b.H., Vienna	100.0	100.0			
ISB Universale Bau GmbH, Brandenburg	100.0	100.0			
Objekta Errichtungs- und Verwertungs-gesellschaft m.b.H., Salzburg	100.0	100.0			
P & U Büro- und Wohnparkerrichtungsges.m.b.H., Vienna	100.0	100.0			
PMG Bauprojektmangementgesellschaft m.b.H., Vienna	100.0	100.0			
Property Partners Kft., Budapest, Budapest	100.0	100.0			
Rana-Liegenschaftsverwertung AG, Vienna	99.0	99.0			
UIB Universale Bau Holding Gesellschaft m.b.H., Berlin	100.0	100.0			
Union – Baugesellschaft, Baumachinenhandels KG, Vienna	100.0	100.0			
Universale Budapest Kft., Budapest	100.0	100.0			
Universale International Beteiligungsgesellschaft m.b.H., Vienna	96.7	96.7			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Universale International Gesellschaft m.b.H., Vienna	100.0	100.0			
Universale International Poland Sp.zo.o., Warsaw	100.0	100.0			
Universale International Projektmanagement GmbH, Berlin	100.0	100.0			
Universale International spol s r.o., Prague	100.0	100.0			
Universale-International Projektszervezesi Kft., Budapest	100.0	100.0			
Zapadni Trgovacki Centar d.o.o., Rijeka	100.0	100.0			
Zitna Building s.r.o., Prague	100.0	100.0			
Zweite Unipro Immobilien-Projektierungs-gesellschaft m.b.H., Berlin	100.0	100.0			
Uraby Limited, Dublin	100.0	100.0			
US Office VII L.P., Dallas	100.0	100.0			
US Property Investments Inc., Dallas	100.0	100.0	USD	43,677	1,776
V.M.G. Vermietungsgesellschaft mbH, Munich	100.0	100.0			
VB Europa Erste Immobilien – Objekt Niederlande – Verwaltungs GmbH, Hamburg	100.0	100.0	EUR	1,913	172
VB Europa Immobilien Verwaltungs GmbH, Hamburg	100.0	100.0			
VB Fund Services Limited, Dublin	100.0	100.0			
VCI Volta Center Immobilienverwaltungs GmbH, Munich	100.0	100.0	EUR	(23,787)	8,845
VEGA Informatik Projekt Consult EDV-Softwareentwicklungs-gesellschaft mbH, Vienna	100.0	100.0			
Velo Direct Limited, Glasgow	100.0	100.0			
Verba Verwaltungsgesellschaft mbH, Munich	64.3				
Vereinigte Papierindustrie- und Allgemeine Warenhandels-Aktiengesellschaft, Vienna	57.5	57.5	EUR	3,276	661
Vereinsbank Leasing International GmbH & Co KG, Hamburg	100.0	100.0			
Vereinsbank Leasing International Verwaltungs-gesellschaft mbH, Hamburg	100.0	100.0			
VereinWest Overseas Finance (Jersey) Limited, St. Helier	100.0	100.0			
Verwaltung Grundstücksgesellschaft Geibelstraße Leipzig mbH, Nuremberg	100.0	100.0			
Verwaltung Grundstücksgesellschaft Schuhhagen Greifswald mbH, Nuremberg	100.0	100.0			
Verwaltungsgesellschaft Katharinenhof mbH, Hamburg	100.0	100.0	EUR	708	154
VIE-Reiseservice GmbH, Vienna	51.0	51.0			
Vivaterra Gesellschaft für Immobilienverwaltung mbH, Unterföhring	99.0				
Von Ernst (Deutschland) Financial Services GmbH, Frankfurt/Main	100.0	100.0			
Von Ernst Capital Management SA, Luxembourg	100.0	100.0	CHF	12,574	11,835
Von Ernst Fund Management AG, Berne	100.0	100.0	CHF	10,852	1,604
Von Ernst Gesellschaft für Financial Management mbH, Frankfurt/Main	100.0	100.0			
Von Ernst Performa AG, Vaduz	100.0	100.0	CHF	3,215	1,580
Von Ernst Trust & Consulting AG, Zurich	100.0	100.0			
Vorarlberger Landesreisebüro Gesellschaft m.b.H., Bregenz	100.0	100.0			
VuWB Investments Inc., New York	100.0	100.0			
VV City General Partner Ltd., London	100.0	100.0			
VV CR 1 s.r.o., Prague	100.0	100.0			
VV Edinburgh General Partner Ltd., London	100.0	100.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
VV Edinburgh Retail Warehouse General Partner Ltd., London	100.0	100.0			
VV Epsom General Partner Ltd., London	100.0	100.0			
VV General Partner Limited, London	100.0	100.0			
VV Glasgow G.P. Limited, London	100.0	100.0			
VV Hungaria 1 Kft., Budapest	100.0	100.0			
VV Immobilien Verwaltungs GmbH, Munich	70.0		EUR	3,382	1,514
VV Milton Keynes General Partner Ltd., London	100.0	100.0			
VV Nominees Limited, London	100.0	100.0			
VV Northampton General Partner Ltd., London	100.0	100.0			
VV Northhampton (No 2) General Partner Ltd., London	100.0	100.0			
VV Real Property Nominees Limited, London	100.0	100.0			
VV Real Property G.P. Limited, London	100.0	100.0	GBP	370	290
VV Redhill General Partner Ltd., London	100.0	100.0			
VV Soho General Partner Ltd., London	100.0	100.0			
VV Stockton General Partner Ltd., London	100.0	100.0			
VV Taunton General Partner Ltd., London	100.0	100.0			
VV Wolverhampton General Partner Ltd., London	100.0	100.0			
VVB Gesellschaft zur Vermittlung von Finanzdienstleistungen mbH, Munich	100.0	80.0			
VWP Facility Management Gesellschaft m.b.H., Götzis	100.0	100.0			
WBI Beteiligungs Ges.m.b.H., Vienna	100.0	100.0	EUR	18	122,739
WEAG Leasing Gesellschaft m.b.H., Vienna	100.0	100.0			
WEILBURG Grundstückvermietungsgesellschaft m.b.H., Vienna	100.0	100.0			
Westfalen Immobilien-Servicegesellschaft mbH, Bochum	100.0	100.0			
Westfalen Kapitalverwaltungsgesellschaft mbH, Bochum	100.0	100.0			
Westhyp Finance B.V., Amsterdam	100.0	100.0	EUR	630	1,231
Westhyp Immobilien Holding GmbH, Dortmund	100.0	100.0			
WestHyp Immobilien Management GmbH, Dortmund	100.0	100.0			
WH – Erste Grundstücks GmbH & Co. KG, Stuttgart	100.0	100.0	EUR	13,863	111
WH – Grundstücksverwaltungs GmbH, Stuttgart	100.0	100.0			
WHI-Württemberger Hypo Immobilienbewertungs- und Beratungsgesellschaft mbH, Stuttgart	100.0	100.0			
Wirtschaftsverein der Angestellten der Creditanstalt-Bankverein, reg. Gen.m.b.H., Vienna	54.7	54.7			
Wochenkurier Verlagsgesellschaft mbH, Hagen	75.0	75.0	EUR	807	756
Zentralexport Handelsgesellschaft m.b.H., Vienna	100.0	100.0			
2. Joint ventures					
2.1 Joint ventures valued at equity					
2.1.1 Banks and financial institutions					
Banco Popular Hipotecario S. A., Madrid	50.0		EUR	116,543	7,246
2.2 Minor joint ventures					
2.2.1 Banks and financial institutions					
FSB FondsServiceBank GmbH, Unterhaching	50.0		EUR	7,201	0

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
2.2.2 Other companies					
Austrian Holidays Limited, London	50.0	50.0			
Austropa Verkehrsbüro International GmbH, Budapest	50.0	50.0	EUR	12	2,031
Babcock&Brown GmbH, Munich	50.0				
Bethmann Liegenschafts KG, Frankfurt/Main	50.0	50.0	EUR	11,248	2,223
DDSG Blue Danube Schiffahrt GmbH, Vienna	50.0	50.0			
First Liechtenstein Investment Fonds Verwaltungs-Aktiengesellschaft, Vaduz	50.0	50.0	CHF	1,679	560
Global Life Science Limited Partnership, St. Peter Port	25.0		EUR	26,288	17,295
Heizkraftwerk Cottbus Verwaltungs GmbH, Munich	33.3		EUR	443	491
Heizkraftwerke-Pool-Verwaltungs-GmbH, Munich	33.3		EUR	238	723
Interfinanziaria S. A., Lugano	33.3	33.3			
Kor Dagitim Pazarlama Ve Ticaret Anonim Sirketi, Istanbul	50.0	50.0	USD	3,467	91
Life Science Ventures GmbH Global Equity Advisers, Munich	33.4				
Malev Pannonia Kft, Budapest	50.0	50.0	HUF	4,833	0
memIQ AG, Haar	46.7		EUR	3,255	(5,745)
New Elaine UK Ltd., London	31.8				
PDF Project Development Fund GmbH & Co. KG, Munich	25.0		EUR	1,897	(37)
PDF Project Development Fund Management GmbH, Munich	25.0				
Rail Tours Touristik Gesellschaft m.b.H., Vienna	50.0	50.0			
Spoorstaete Beheer B.V., Amersfoort	50.0	50.0			
TAW Trade Corporation Pte Ltd., Singapore	50.0	50.0			
TC TrustCenter AG, Hamburg	25.0				
Udeko Handelsgesellschaft mbH, Luxembourg	24.9	24.9			
Wisus Beteiligungs GmbH & Co. Zweite Vermietungs-KG, Munich	33.0	33.0	EUR	2,223	(289)
3. Associated companies					
3.1 Associated companies valued at equity					
3.1.1 Banks and financial institutions					
Adria Bank Aktiengesellschaft, Vienna	25.5	25.5	EUR	28,182	1,453
B.I.I. Creditanstalt International Bank Ltd., George Town	50.0	50.0	USD	19,613	3,844
Banco B.I. Creditanstalt S.A., Buenos Aires	50.0	50.0	USD	62,950	7,407
Banco BBA-Creditanstalt S.A., Sao Paulo	48.0		USD	551,505	89,690
Bausparkasse Wüstenrot Aktiengesellschaft, Salzburg	27.1	27.1	EUR	330,612	11,647
International Moscow Bank, Moscow	43.2		USD	143,266	52,366
Investkredit Bank AG, Vienna	27.2	27.2	EUR	310,316	11,602
Oesterreichische Kontrollbank Aktiengesellschaft, Vienna	49.1	49.1	EUR	198,409	20,941
3.1.2 Other companies[4]					
3. Anlagen Vermietung Gesellschaft m.b.H., Vienna	50.0	50.0			
included in the subgroup totals for Bank Austria Creditanstalt Leasing GmbH, Vienna (see »Subsidiaries/Consolidated subsidiaries«):					
Bank Austria - Wiener Städtische KFZ Leasing GmbH, Vienna	50.0	50.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Bank Austria Creditanstalt Fuhrparkmanagement GmbH, Vienna	50.0	50.0			
Bank Austria Leasing IMMORENT Immobilienleasing GmbH, Vienna	50.0	50.0			
CAC Leasing Slovakia a.s., Bratislava	30.0	30.0			
Creditanstalt-SKB Leasing d.o.o., Ljubljana	50.0	50.0			
Die Erste-Immorent-Z-Einrichtungshausverwertungs-gesellschaft m.b.H., Vienna	33.2	33.2			
Eurolease Immorent Grundverwertungs-gesellschaft m.b.H., Vienna	50.0	50.0			
FAMWAG Gebäudemanagement Ges.m.b.H., Vienna	26.0	26.0			
HYPO-BA Leasing Süd GmbH, Klagenfurt	50.0	50.0			
IPG-Industriepark Györ Projektierungs-gesellschaft m.b.H., Vienna	40.0	40.0			
Immorent-Theta Grundverwertungs-gesellschaft m.b.H., Vienna	50.0	50.0			
LBL drei Grundstückverwaltung Gesellschaft m.b.H., Vienna	33.4	33.4			
LBL eins Grundstückverwaltung Gesellschaft m.b.H., Vienna	25.0	25.0			
Liba Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	50.0	50.0			
Neubau Augasse 9 Errichtungs- und Vermietungs-gesellschaft m.b.H., Vienna	50.0	50.0			
Objekt-Lease Grundstücksverwaltungs-gesellschaft m.b.H., Vienna	50.0	50.0			
Palatin Grundstückverwaltungs Gesellschaft m.b.H., Stockerau	50.0	50.0			
Purge Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	50.0	50.0			
Rembra Leasing Gesellschaft m.b.H., Vienna	50.0	50.0			
RIL II Raiffeisen Immobilien Leasing Ges.m.b.H., Vienna	50.0	50.0			
Schul- und Amtsgebäude Grundstücksverwaltungs-gesellschaft m.b.H., Graz	33.3	33.3			
Schulerrichtungsgesellschaft m.b.H., Vienna	50.0	50.0			
Steyba Grundstücksverwaltungsgesellschaft m.b.H., Vienna	50.0	50.0			
Time Trucks Lastwagen- und Auflieger Vermietungs- und Leasingges.m.b.H., Tribuswinkel	33.3	33.3			
Z Leasing Metis Immobilien Leasing Gesellschaft m.b.H., Vienna	50.0	50.0			
Bode Grabner Beye AG & Co. KG, Grünwald	49.0	49.0	EUR	97	3,272
CA Versicherung AG, Vienna	50.0	50.0	EUR	15,019	1,648
HI-Vermögensverwaltungsgesellschaft mbH, Munich	49.8		EUR	656,731	23,338
3.2 Minor associated companies					
3.2.1 Banks and financial institutions[4]					
»AirPlus« Air Travel Card Vertriebsgesellschaft m.b.H., Vienna	33.3	33.3			
Österreichische Hotel- und Tourismusbank Gesellschaft m.b.H., Vienna	50.0	50.0	EUR	25,922	136
Schwäbische Bank AG, Stuttgart	25.1		EUR	19,713	3,338
Spoldzielczy Bank Rozwoju »Samopomoc Chlopska«, Warsaw	74.9	74.9	PLN	21,917	1,246

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
3.2.2 Other companies[4]					
Aerodrom Bureau Verwaltungs GmbH, Berlin	32.0	32.0			
Airport Bureau Verwaltungs GmbH, Berlin	32.0	32.0			
Akbar – Marketing e Servicos Lda, Conchelho de Funchal	48.0		USD	41,062	(17,052)
Amastria-CA Finanzierungsberatung Gesellschaft m.b.H., Vienna	50.0	50.0			
Austria Ticket Ges. m.b.H., Vienna	42.9	42.9			
Baltic Business Center Sp.z.o.o., Gdynia	62.0	62.0	PLN	(50,064)	(3,044)
Bavaria Finance Holdings, LLC, New York	49.0	49.0	USD	17,882	(493)
BBA Creditanstalt Empreendimentos S/C Ltda., Sao Paulo	48.0		USD	1,310	(7,888)
BFAG – Holding Gesellschaft m.b.H., Vienna	46.1	46.1	EUR	3,527	424
CA Global Property Internationale Immobilien AG, Vienna	29.5	29.5	EUR	11,280	0
CAC-Leasing a.s., Prague	50.0	50.0	CZK	567,152	99,968
CALG 435 Grundstückverwaltung GmbH, Vienna	50.0	50.0			
CALG Secunda Grundstückverwaltung GmbH, Vienna	25.0	25.0			
CALG Vomido Grundstückverwaltung GmbH, Vienna	50.0	50.0			
Cruquius Park Vastgoed B.V., Best	26.5	26.5			
DFA Deggendorfer Freihafen Ansiedlungs-GmbH & Co. Grundstücks-KG, Deggendorf	50.0	50.0			
DFA Deggendorfer Freihafen Ansiedlungs-GmbH, Deggendorf	50.0	50.0			
Dospa Immobilien Leasing Gesellschaft m.b.H., Vienna	25.0	25.0			
East Fund Managementberatung GmbH, Vienna	49.0	49.0	EUR	312	(681)
EFM Optiva Asset Management, Tartu	50.0	50.0			
Euro Synergies Management S.A., Paris	20.0		EUR	788	329
Europacenter Kft, Budapest	50.0	50.0			
Garagen-, Einkaufs- und Freizeitzentrum Naßfeld Ges.m.b.H. & Co KG, Villach	28.6	28.6			
GED Capital Development S.A., Madrid	29.0	29.0			
GED Eastern Fund, Nicosia	50.0	50.0	EUR	2,481	(97)
GfA-Gesellschaft für Anwendungsentwicklung mbH, Stuttgart	33.3	33.3			
Górnoslaski Fundusz Restrukturyzacyjny Spólka Akc, Katowice	50.0	50.0			
GrECo International Aktiengesellschaft, Vienna	20.0	20.0	EUR	3,618	1,466
Hofgarten Grundbesitz Verwaltung GmbH, Berlin	49.6	49.6			
Hofgarten Real Estate B.V., Amsterdam	47.2	47.2	EUR	(48,903)	(6,446)
IBJ-BA Consulting Investitionsberatung GmbH, Vienna	50.0	50.0			
Immotrust Anlagen Aktiengesellschaft, Vienna	25.0	25.0	EUR	48,458	980
itp Finanzservice Verwaltungsgesellschaft mbH, Salzkotten	30.0				
Kallco Projekt Donaufelderhof GmbH, Vienna	40.0	40.0	EUR	(1,808)	(79)
Kapital-Beteiligungs Aktiengesellschaft, Vienna	20.0	20.0	EUR	8,767	252
Katowicki Hurt Towarowy Spólka Akcyjna, Katowice	34.0	34.0			
Lambacher HITIAG Leinen Aktiengesellschaft, Stadl-Paura	45.5	45.5	EUR	7,711	(4,866)
Leasing 431 Grundstückverwaltung Gesellschaft m.b.H., Vienna	20.4	20.4	EUR	11,293	1,012
Leasing 439 GmbH, Vienna	50.0	50.0			
Leasingverwaltung v.o.s., Prague	50.0	50.0			
Lorit Immobilien Leasing Gesellschaft m.b.H., Vienna	25.0	25.0	EUR	(21,645)	(14)
M.A.I.L. Finanzberatung GmbH, Vienna	49.0	49.0	EUR	6,622	1,891
MOC Verwaltungs GmbH & Co. Immobilien KG, Munich	23.0	23.0	EUR	(23,978)	(6,247)
MOC Verwaltungs GmbH, Munich	23.0	23.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
MUC-Gewerbepark Hallbergmoos GmbH & Co. Grundstückserschließungs-KG, Munich	40.0	40.0	EUR	(9,508)	1,126
MUC-Gewerbepark Hallbergmoos GmbH, Munich	40.0	40.0			
OC Immobilienverwaltungs-GmbH, Frankfurt/Main	50.0	50.0			
OC Orga Consult GmbH & Co. Baubetreuungs-KG, Frankfurt/Main	50.0	50.0			
ÖHFT-Vermögensverwaltungsgesellschaft m.b.H., Vienna	25.0	25.0	EUR	2,407	105
Österreichische Wertpapierdaten Service GmbH, Vienna	39.7	39.7			
PGRI »Aktyn« Sp. z. o. o., Warsaw	47.0	47.0	PLN	11,280	5,010
Polish Banking Systems S.A., Warsaw	48.9	48.9			
Przedsiebiorstwo Produkcjno-Uslugowe Budpress Sp. z.o.o., Warsaw	36.2	36.2			
S-Informatik Gesellschaft m.b.H., Vienna	40.0	40.0			
Sano Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Dresden KG, Düsseldorf	33.3	33.3	EUR	11	(437)
SK BV Grundstücksentwicklung GmbH & Co. KG, Cologne	25.0	25.0			
SK BV Grundstücksentwicklung Verwaltung GmbH, Cologne	50.0	50.0			
Soma Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Darmstadt KG, Düsseldorf	33.3	33.3	EUR	11	(678)
Sparkassen-Haftungs Aktiengesellschaft, Vienna	28.3	28.3			
Super Media Holding Spólka Akcyjna, Warsaw	25.0	25.0			
Tishman Speyer Berlin GmbH & Co. Friedrichstraße KG, Berlin	49.0	6.0	EUR	247,084	(17,832)
TISI Leasing Gesellschaft mbH, Vienna	30.0	30.0			
Tremonis GmbH Brauerei-Nebenerzeugnisse, Dortmund	44.5	44.5			
Union Versicherungs-Aktiengesellschaft, Vienna	33.3	33.3	EUR	36,843	6,191
Unitas Wohnbau Ges.m.b.H., Vienna	49.0	49.0	EUR	(491)	(450)
VBV acht Anlagen Vermietung Gesellschaft m.b.H., Vienna	25.0	25.0	EUR	97	411
Vereinigte Pensionskasse Aktiengesellschaft, Vienna	30.1	30.1	EUR	20,006	936
Vierte Airport Bureau Center KG, Areal Bau-Investitionen GmbH & Co., Berlin	32.0	32.0	EUR	900	(5,980)
Wika Leasing Gesellschaft m.b.H., Vienna	25.0	25.0			
Wohndomicil Am Henningbach Grundstücks-entwicklungs GmbH, Munich	50.0	50.0			
4. Holdings of 20% to 50% without significant influence					
4.1 Banks and financial institutions[4]					
Clearing Bank Hannover AG, Hanover	20.0	20.0	EUR	5,118	(1,688)
Deutsche Schiffsbank AG, Bremen/Hamburg	20.0	20.0	EUR	319,529	30,166
Europay Austria Zahlungsverkehrssysteme GmbH, Vienna	21.9	21.9	EUR	34,729	13,458
Hansa-Nord-Lux Managementgesellschaft, Luxembourg	50.0	50.0	EUR	1,491	361
Notartreuhandbank AG, Vienna	25.0	25.0	EUR	8,700	3,292
Wiener Kreditbürgschaftsgesellschaft m.b.H., Vienna	24.5	24.5	EUR	5,037	19
Wüstenrot stambena stedionica d.d., Zagreb	25.0	25.0	HRK	18,714	(8,747)

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
4.2 Other companies[4]					
»Gesfö« Gemeinützige Bau- und Siedlungs-gesellschaft m.b.H., Vienna	25.0	25.0	EUR	3,667	645
»Uni« Gebäudemanagement GmbH, Linz	50.0	50.0			
A. Asmussen GmbH, Hamburg	50.0	50.0			
ABO Asphalt-Bau Oeynhausen GmbH, Oeynhausen	32.5	32.5	EUR	231	1,165
AdAstra Erste Beteiligungs GmbH, Munich	49.0		EUR	(983)	(1,187)
Allgäuer Brauhaus AG, Kempten	32.1		EUR	5,448	179
Allgemeine Baugesellschaft-A. Porr AG & Universale-Bau AG, OHG zur Errichtung von Eigentumswohnungen, Vienna	50.0	50.0			
Allianz Immobilienfonds GmbH & Co. 2 KG, Munich	41.7	41.7			
Allrisk Bau-Versicherungsdienst Gesellschaft m.b.H., Vienna	26.0	26.0			
any-bet.com GmbH, Kiel	47.5	47.5			
Asphaltmischwerk Betriebsgesellschaft m.b.H. & Co. KG, Rauchenwarth	20.0	20.0			
Asphaltmischwerk Betriebsgesellschaft m.b.H., Rauchenwarth	20.0	20.0			
Athlon Place Verwaltung und Versorgungsgesellschaft mbH, Frankfurt/Main	20.0	20.0			
Austria Rail Engineering Österreichische Eisenbahn Transport Planungs- und Beratungsgesellschaft m.b.H., Vienna	40.0	40.0			
Austrian Touristik Flugreiseveranstaltungsges.m.b.H., Vienna	33.3	33.3			
AVW Albrecht Vermögensverwaltung Aktiengesellschaft, Buxtehude	49.0	49.0	EUR	13,921	2,911
Babcock&Brown Investment Management Partners LP, Dover	20.0		USD	(3,530)	(3,542)
Babcock&Brown LP, Dover	20.0		USD	179,082	33,516
baulog Baustellenlogistik Potsdamer Platz GmbH, Berlin	24.0	24.0	EUR	1,016	2,056
Bavaria Filmkunst GmbH, Munich	32.0	32.0	EUR	6,403	2,801
BayBG Bayerische Beteiligungsgesellschaft mbH, Munich	22.5		EUR	82,088	6,468
Beteiligung MPV Projektentwicklung GmbH, Hamburg	50.0	50.0			
Biesterfeld Chemie-Distribution GmbH & Co., Hamburg	24.9	24.9	EUR	2,608	72
Bode Grabner Beye AG, Grünwald	49.0	49.0			
BVT Energie- und Umwelttechnik AG, Munich	33.1		EUR	6,904	(1,699)
CA-Gebäudevermietungsgesellschaft m.b.H., Vienna	50.0	50.0	EUR	423	326
clickfish.com GmbH, Hamburg	24.9	24.9	EUR	1,974	(3,576)
CMP Fonds I GmbH, Berlin	32.7				
Continentale Finanzgesellschaft A. Asmussen G.m.b.H. & Co., Hamburg	49.0	49.0			
Corvin Hotel Stadt Salzburg Errichtungs- und Betriebs-AG, Vienna	35.5	35.5			
Deutsche Structured Finance & Leasing GmbH & Co. Mira KG, Frankfurt/Main	38.6	3.8	EUR	7,691	(9,224)
Dimitri J. Petsopoulos Ges.m.b.H., Athens	50.0	50.0			
Einlagensicherung der Banken und Bankiers Gesellschaft m.b.H., Vienna	31.3	31.3			
Engelbert Rütten Verwaltungsgesellschaft Kommandit-gesellschaft, Düsseldorf	30.2				
Euro Synergies Founder S.A., Luxembourg	20.0				
Eurowoningen Ontwikkelingsmij. B.V., Rotterdam	50.0	50.0			
evosoft Holding GmbH, Nuremberg	49.0	49.0	EUR	(3,389)	(4,424)

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Fertighauszentrum »Blaue Lagune« Verwaltungs GmbH, Vienna	30.0	30.0			
Fertighauszentrum »Blaue Lagune« Verwaltungs GmbH & Co KG, Vienna	30.0	30.0	EUR	73	691
formac Beteiligungsgesellschaft mbH, Hamburg	33.3	33.3	EUR	(4,434)	0
Fulgurit Beteiligungsgesellschaft mbH, Hamburg	50.0	50.0	EUR	20	1,283
GbR Haidelweg V, Munich	50.0	50.0			
GermanIncubator Erste Beteiligungs GmbH, Munich	39.6		EUR	(462)	(511)
GI Ventures Aktiengesellschaft, Munich	20.8				
Golden Arrow Fund, Perth	23.7		AUD	65,083	(1,133)
H & E Holding GmbH & Co. KG, Munich	30.0	30.0	EUR	4,905	(382)
H & E Holding Verwaltungsgesellschaft mbH, Munich	30.0	30.0			
H.F.S. Immobilienfonds Deutschland 13 KG, Munich	38.5	38.5	EUR	1,309	(2,679)
H.F.S. Immobilienfonds GmbH & Co. Deutschland 14 KG, Munich	50.0	50.0			
Hanseatische Verlags-Beteiligungs Aktiengesellschaft, Hamburg	31.3	31.3	EUR	24,653	3,298
Holiday Inns Brandenburg Hotelbetriebsgesellschaft mbH, Stolpe	50.0	50.0	EUR	414	(1,271)
Hotel Rügen Betriebs- und Management GmbH, Frankfurt/Main	25.2	25.2			
HP IT-Solutions GmbH, Innsbruck	20.0	20.0			
Immorent-Nike Grundverwertungsgesellschaft m.b.H., Vienna	24.5	24.5			
Japan Travel Bureau (Austria) GmbH, Vienna	49.0	49.0			
Kappa IT Ventures Beteiligungs GmbH, Bonn	48.6		EUR	(322)	578
Kappa IT Ventures Zweite Beteiligungs GmbH, Bonn	38.6		EUR	(1,029)	(1,414)
Köhler & Krenzer Fashion AG, Ehrenberg	48.4	48.4	EUR	22,654	7,114
Krems Tourismus GmbH, Krems/Stein	49.0	49.0			
Licher Privatbrauerei Ihring-Melchior GmbH & Co. KG, Lich	24.8	24.8	EUR	31,416	9,100
Maritakis AG, Athens	25.0	25.0			
mm Liegenschaftsbesitz GmbH, Vienna	26.7	26.7			
MPV Projektentwicklung GmbH & Co. Objekt Schwerin-Krebsförden KG, Hamburg	50.0	50.0	EUR	423	(696)
Mühoga Münchner Hochgaragen Gesellschaft mit beschränkter Haftung, Munich	25.0	25.0	EUR	2,022	1,167
New Century Kids Verwaltungsgesellschaft mbH, Munich	50.0	50.0			
Osca Grundstücksverwaltungsgesellschaft mbH & Co. KG, Grünwald	27.0	9.0			
OTEGAU Ostthüringer Entwicklungsgesellschaft mbH Arbeit und Umwelt, Gera	23.4				
Petrasch Trust spol.s.r.o., Prague	50.0	50.0			
PHG POS – Handelsgesellschaft m.b.H., Vienna	33.3	33.3			
PTP Liegenschaftsentwicklung AG, Vienna	25.0	25.0	EUR	1,566	(150)
Radio Point of Sale GmbH, Kiel	32.1	32.1	EUR	492	358
Ramius Capital Group, L.L.C., New York	24.6	24.6	USD	126,233	19,543
Realitas Bauträger und Grundstücksverwertungsges.m.b.H., Salzburg	33.3	33.3			
Saubermacher Dienstleistungs AG, Graz	50.0	50.0	EUR	11,158	2,762
Segmüller-Caldera Grundstücksverwaltungsgesellschaft bürgerlichen Rechts, Munich	49.0	49.0			
Sitlog GmbH, Schwandorf	26.0	26.0			
Spardat Sparkassen-Datendienst Gesellschaft m.b.H., Vienna	31.7	31.7			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Städtebauliche Entwicklungsgesellschaft Kelkheim/Taunus mit beschränkter Haftung, Kelkheim/Taunus	40.0				
Studiengesellschaft für Zusammenarbeit im Zahlungsverkehr (STUZZA) G.m.b.H., Vienna	23.7	23.7			
Technologie- und Gründerzentrum Gera GmbH, Gera	23.8				
The Global Life Science Ventures Funds II GmbH & Co. KG, Munich	27.4				
The St. Margarets Limited Partnership, George Town	20.9	20.9	USD	123,424	7,623
Towarzystwo Ubezpieczen na Zycie Royal PBK Spólka, Warsaw	40.0	40.0			
Traviaustria Datenservice für Reise und Touristik Gesellschaft m.b.H., Vienna	20.0	20.0	EUR	3,391	795
UBF Mittelstandsfinanzierungs AG, Vienna	24.1	24.1	EUR	21,571	(327)
USI Gaedeke Associates L.P., Dallas	33.5	33.5	USD	56,944	2,992
VB Private Equity Fund I GbR, Hamburg	25.0	25.0	EUR	23,200	(196)
Vienna International Hotelmanagement Aktiengesellschaft, Vienna	30.0	30.0			
Vienna Sightseeing Tours – Wiener Rundfahrten Gesellschaft m.b.H. & Co. KG, Vienna	29.0	29.0			
Vienna Sightseeing Tours – Wiener Rundfahrten Gesellschaft m.b.H., Vienna	29.5	29.5			
Volksbank-Reisen GmbH, Vienna	49.0	49.0			
VSH Beteiligungsgesellschaft m.b.H., Vienna	25.0	25.0	EUR	1,744	1,084
WED Holding Gesellschaft m.b.H., Vienna	48.1	48.1	EUR	11,548	0
Wiener Wasser Technologie GmbH, Vienna	33.3	33.3			
Wienerberger AG, Vienna	31.9	31.9	EUR	1,081,439	196,899
WIWAG Betriebsgastronomie, Vienna	49.0	49.0			

Name and registered office	Percentage share of voting rights total	held indirectly as per Sect. 16 (4), Stock Corporation Act
5. Holdings in large corporations not already shown, with more than 5% of the voting rights		
AKA Ausfuhrkredit-Gesellschaft mbH, Frankfurt/Main	15.4	2.5
Allianz AG, Berlin and Munich	6.2	
Banca di Trento e Bolzano S.p.A., Trient	11.7	
Bayerische Landessiedlung GmbH, Munich	7.4	2.9
Bürgschaftsbank Schleswig-Holstein GmbH, Kiel	6.0	6.0
Bürgschaftsgemeinschaft Hamburg GmbH, Hamburg	9.7	9.7
Commercial Union Powszechne Towarystwo Emerytalne BPH Cu WBK S.A., Warsaw	10.0	10.0
Credit Foncier et Communal d'Alsace et de Lorraine, Strasbourg	10.4	10.4
Deutsche Börse AG, Frankfurt/Main	5.3	0.4
Gabriel Sedlmayr Spaten-Franziskaner-Bräu Kommanditgesellschaft auf Aktien, Munich	19.0	
GZS Gesellschaft für Zahlungssysteme mit beschränkter Haftung, Frankfurt/Main	6.2	1.5
Herlitz AG, Berlin	13.1	
Huta Ostrowiec S.A., Ostrowiec Swietokrzyski	6.3	6.3
Köllmann Aktiengesellschaft, Wiesbaden	10.0	
Kraftwerksgesellschaft Völklingen Geschäftsführungs-GmbH, Völklingen	10.0	10.0
Krajowa Izba Rozliczeniowa S.A., Warsaw	11.5	11.5
Lubelskie Towarzystwo Leasingowe S.A., Lublin	16.0	16.0
Mittelständische Beteiligungsgesellschaft Sachsen mbH, Dresden	11.9	
Münchener Rückversicherungs-Gesellschaft AG, Munich	13.3	
Polcard S.A., Warsaw	9.9	9.9
Société Générale de Banques en Côte d'Ivoire S.A., Abidjan	5.1	
Société Générale de Banques au Sénégal S.A., Dakar	5.6	
Towarzystwo Ubezpieczeniowe Compensa S.A., Warsaw	9.5	9.5
Unternehmens Invest AG, Vienna	13.0	13.0
VBW Bauen und Wohnen GmbH, Bochum	10.1	10.1
Wiener Städtische Allgemeine Versicherung Aktiengesellschaft, Vienna	9.0	9.0
Wüstenrot & Württembergische AG, Stuttgart	7.6	

Name and registered office	Percentage interest held by Bayerische Hypo- und Vereinsbank AG	Currency	Subscribed capital, in millions of currency units
6. Other selected holdings of under 20%			
6.1 Banks and financial institutions			
Bayerische Garantiegemeinschaft mbH für mittelständische Beteiligungen, Munich	10.5	EUR	0.4
BBB Bürgschaftsbank zu Berlin-Brandenburg GmbH, Berlin	4.8	EUR	2.9
Bürgschaftsbank Brandenburg GmbH, Potsdam	7.8	EUR	7.4
Bürgschaftsbank Mecklenburg-Vorpommern GmbH, Schwerin	4.2	EUR	8.1
Bürgschaftsbank Sachsen GmbH, Dresden	4.8	EUR	12.9
Bürgschaftsbank Sachsen-Anhalt GmbH, Magdeburg	6.5	EUR	8.3
Bürgschaftsbank Thüringen GmbH, Erfurt	8.7	EUR	12.9
DEFO-Deutsche Fonds für Immobilienvermögen GmbH, Frankfurt/Main	10.0	EUR	6.2
Liquiditäts-Konsortialbank GmbH, Frankfurt/Main	4.5	EUR	200.0
6.2 Other companies			
BioM Aktiengesellschaft Munich Bio Tech Development, Planegg	10.0	EUR	2.2
BNL-Beteiligungsgesellschaft Neue Länder GmbH & Co. KG, Berlin	13.6	EUR	203.7
Börse Düsseldorf AG, Düsseldorf	1.2	EUR	5.0
debis AirFinance B.V., Amsterdam	15.0	EUR	363.0
EURO Kartensysteme EUROCARD und eurocheque Gesellschaft mit beschränkter Haftung, Frankfurt/Main	2.2	EUR	2.6
Gesellschaft des bürgerlichen Rechts Industrie- und Handelskammer/Rheinisch-Westfälische Börse, Düsseldorf[6]	1.5	EUR	0.8
MBG Mittelständische Beteiligungsgesellschaft Rheinland-Pfalz mbH, Mainz	8.7	EUR	2.9
Mittelständische Beteiligungsgesellschaft Berlin-Brandenburg GmbH, Potsdam	11.6	EUR	5.7
Mittelständische Beteiligungsgesellschaft Mecklenburg-Vorpommern mbH, Schwerin	7.7	EUR	5.1
Mittelständische Beteiligungsgesellschaft Niedersachsen (MBG) mbh, Hanover	8.2	EUR	0.9
Mittelständische Beteiligungsgesellschaft Sachsen-Anhalt mit beschränkter Haftung, Magdeburg	9.5	EUR	6.4
Mittelständische Beteiligungsgesellschaft Thüringen mbH, Erfurt	13.4	EUR	9.9
Saarländische Kapitalbeteiligungsgesellschaft mbH, Saarbrücken	8.7	EUR	0.8
Vermo Vermögensverwaltungsgesellschaft mbH, Düsseldorf	12.0	EUR	0.3

Notes and comments:
Percentages marked < or > are rounded up or down, to one decimal place, e.g. < 100.0% = 99.99% or > 0.0% = 0.01%

[1] Profit-and-loss transfer to shareholders and partners
[2] Bayerische Hypo- und Vereinsbank AG has concluded profit-and-loss transfer agreements with the following companies:

	Company	Profit (loss) transferred, €'000
2.1	Financial Markets Service Bank GmbH, Munich	105
2.2	HVB Asset Management GmbH, Munich	24,301
2.3	HVB Immobilien Management GmbH, Munich	74
2.4	HVB Private Clients GmbH, Munich	14,638
2.5	HVB Direkt Gesellschaft für Direktservice und Direktvertrieb mbH, Munich	103
2.6	Hypo-Immobilien-Service Gesellschaft mit beschränkter Haftung, Munich	0
2.7	Plan Trade Gesellschaft für Immobilienverwaltung mbH, Munich	(2,281)
2.8	Food & more GmbH, Munich	165
2.9	HVB Systems GmbH, Munich	53

[3] Compliant with Section 264b, German Commercial Code, the company is exempt from the obligation to prepare annual financial statements in accordance with the provisions applicable to corporations
[4] Omission of equity capital and net income is due to the options provided under Section 286 (3) 1 No. 1 (minor importance) or Section 286 (3) No. 2 German Commercial Code (major disadvantage). Otherwise, amounts shown for subgroups are consolidated figures
[5] Omission of equity capital and net income is due to the options provided under Section 286 (3) 2, German Commercial Code (no disclosure requirement)
[6] Bayerische Hypo- und Vereinsbank AG acts as a partner with unlimited liability for this company. Disclosure requirement *compliant with Section 285 No. 11a,* German Commercial Code

Exchanges rates at December 28, 2001

Argentina	1 euro =	0.8821	ARS	Poland	1 euro =	3.4953	PLN
Australia	1 euro =	1.728	AUD	Romania	1 euro =	27,817.00	ROL
Bulgaria	1 euro =	1.9463	BGN	Russian Federation	1 euro =	26.93	RUB
China	1 euro =	7.3075	CNY	Singapore	1 euro =	1.6306	SGD
Croatia	1 euro =	7.3554	HRK	Slovakia	1 euro =	42.78	SKK
Cyprus	1 euro =	0.5619	CYP	Slovenia	1 euro =	218.8364	SIT
Czech Republic	1 euro =	31.962	CZK	Switzerland	1 euro =	1.4829	CHF
Hong Kong	1 euro =	6.8723	HKD	UK	1 euro =	0.6085	GBP
Hungary	1 euro =	245.18	HUF	Ukraine	1 euro =	4.71	UAH
Japan	1 euro =	115.33	JPY	USA	1 euro =	0.8813	USD
Latvia	1 euro =	0.5563	LVL				

Published by
Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Head Office
D-80311 Munich
www.hvbgroup.com
Registrar of companies:
Munich HRB 421 48

Layout: Gottschalk+Ash Int'l
Typesetting: SchumacherGebler
Printed by: Druckerei Kriechbaumer

This edition of our annual report is prepared for the convenience of our English-speaking readers. It is based on the German original, which takes precedence in all legal aspects.

Printed in Germany

2 0 0 1

03 JUL 15 AM 7:21

ANNUAL REPORT
ANNUAL FINANCIAL STATEMENTS

HypoVereinsbank

CONTENTS

MANAGEMENT REPORT

ANNUAL FINANCIAL STATEMENTS

Management Report

I. BUSINESS SITUATION AND TRENDS

1. INTERNAL EXPANSION OF THE HVB GROUP

Internal expansion

After pursuing a deliberate, systematic strategy of expansion over the last few years, during which the corporate group grew rapidly, Bayerische Hypo- und Vereinsbank Aktiengesellschaft ("HVB" or the "Bank") used last year to

- focus more specifically on its core competencies and target markets,
- effect a strategic reorientation of individual segments and pool its dedicated resources,
- boost its flexibility and profitability by restructuring certain units, and
- implement a global management framework for its activities in line with the Bank of the Regions concept.

The Bank's rapid external growth over the last few years has made running the HVB Group a far more complex process. In response, the Bank has set up a new management structure featuring a Group Board and five business segments crossing entity lines. The regional segments for Germany and Austria/CEE are being consistently geared to local customer needs and equipped to respond quickly to changes in the market and customer behavior. Global competencies are being pooled in the business segments covering real estate, corporates and markets, and wealth management in order to run them under a single roof. The new management structure makes it possible to realize the Bank of the Regions strategy more effectively and above all more transparently.

In short, 2001 was characterized by the internal expansion of the HVB Group.

Integration of Bank Austria

With these objectives in mind, the Bank adopted a wide-ranging series of measures which are being implemented in a number of different projects. One of these, the integration of Bank Austria, was largely completed last year. The HVB subsidiaries in Austria and CEE were transferred to Bank Austria, with the units in the various CEE states being consolidated to create significant market players in their respective regions. BPH PBK-Bank, for instance, is now the third-biggest bank in Poland, and HVB now ranks fourth in the Czech Republic, and fifth in both Hungary and Slovakia. At the same time, Bank Austria's subsidiaries and offices in Germany, Western Europe, the Americas and Asia were transferred to HVB and consolidated with the existing units.

HVB Real Estate Bank With a view to stretching its market and competence leadership in real estate financing on the European marketplace, the Bank amalgamated Bayerische Handelsbank, Nürnberger Hypothekenbank, and Süddeutsche Bodencreditbank in 2001. The resulting HVB Real Estate Bank opened its doors for business at the beginning of September before taking over the interest in FGH Bank held by HVB at year-end 2001.

Asset management The Bank has implemented a strategic reorientation of its asset management operations by bundling its activities in this field. Together with Munich Ergo Asset Management (MEAG), the Bank set up FondsServiceBank as a means of managing custody accounts more efficiently. With more than 270,000 such accounts as of year-end 2001, this joint venture has an excellent springboard for market growth.

Spin-offs Significant portions of the Internal-Services division were spun off to form legally independent companies last year in the shape of HVB Systems and HVB Gesellschaft für Gebäude. These spin-offs were accompanied by further reorganization and efficiency-enhancing measures in other units.

Synergies Although the Bank had to invest heavily to implement these steps over the last twelve months, the efforts are forecast to pay off handsomely over the years to come. The internal expansion program is projected to yield synergies in the HVB Group totaling more than half a billion euros in 2002, rising to around a billion euros in 2003 and in excess of €1.2 billion each year starting in 2004.

2. STATEMENT OF INCOME

	2001 € millions	2000 € millions	Change € millions	Change in %
Net interest income	3,463	3,358	+ 105	+ 3.1
Net commission income	1,028	1,238	– 210	– 16.9
Net income on financial operations	328	383	– 55	– 14.4
Administrative expenses	3,538	3,113	+ 425	+ 13.6
Personnel expense	1,782	1,717	+ 65	+ 3.7
Other administrative expenses[1]	1,756	1,396	+ 360	+ 25.8
Other operating income less other operating expenses	547	26	+ 521	>+ 100.0
Operating result before risk provision	**1,828**	**1,892**	**– 64**	**– 3.4**
Risk provision	877	781	+ 96	+ 12.3
Operating result	**951**	**1,111**	**– 160**	**– 14.4**
Other income less other expenses	(64)	(59)	– 5	– 7.5
Other extraordinary income less other extraordinary expenses	—	(117)	+ 117	+ 100.0
Transfers to the special fund for general banking risks pursuant to Section 340g, Commercial Code	—	—	—	—
Pre-tax income	**887**	**935**	**– 48**	**– 5.1**
Taxes	330	229	+ 101	+ 44.1
Net income for the year	**557**	**706**	**– 149**	**– 21.1**
Transfers to retained earnings	100	250	– 150	– 60.0
Profit available for distribution	**457**	**456**	**+ 1**	**+ 0.1**

[1] Including standard depreciation on property, plant and equipment

Net interest income

Net interest income climbed 3.1%, to €3,463 million, over the prior year value, which benefited from non-recurring items. In 2001, the Bank received a higher dividend payment from Hypo (UK) Holdings Ltd. resulting from the sale of its holding in London-based investment manager Foreign & Colonial. The transfer of subsidiaries in Austria and CEE to Bank Austria served to lower net income, but this was more than offset by the integration of Bank Austria's international offices.

Downward pressure on the interest margin persisted on the back of sustained strong competition in Germany. The Bank was able to improve its interest margin in other regions, although it still remains below the domestic level. The proportion of interest-based operations with low interest margins has risen with the transfer of Bank Austria's international offices, causing the interest margin to fall overall from 1.05% to 0.97%.

Net commission income

Net commission income tumbled 16.9% compared with last year, to €1,028 million. The bearish climate on the international stock markets coupled with a collapse in issues of new shares resulted in a sharp downturn in revenues from securities and depositary business. Fees and commissions from the sale of retail funds and similar products failed to match last year's total. At the same time, revenues from agency operations and advisory services increased. The strategic partnership with the Munich Re Group has already had a positive impact in this respect. Revenues from the marketing of life and non-life policies on behalf of the Bank's new insurance partners rose one-third year-on-year.

The proportion of total operational income represented by net commission income contracted from 24.7% to 19.2%.

Net income on financial operations

Among other factors, net income on financial operations, which totaled €328 million, was affected by turmoil on the international stock markets. The year-on-year decline can be attributed to price-related operations.

Administrative expenses

Administrative expenses climbed 13.6%, to €3,538 million, during the year under review, in line with projections. The increase is attributable, among other things, to the expansion of the international offices following the takeover of Bank Austria units. Personnel expense rose 3.7%, below trend, to €1,782 million. The spin-offs of the IT division to HVB Systems and part of the Buildings and Administration unit to HVB Gesellschaft für Gebäude served to reduce the total figure. At 25.8%, other administrative expenses, including depreciation on property, plant and equipment, expanded faster than the average, to reach €1,756 million. For the most part, this can for be attributed to the greater use of services provided by the newly formed subsidiaries, causing significantly higher IT and rental expenses.

The cost-income ratio deteriorated from 62.2% in 2000 (including e-commerce expenses) to 65.9%, as administrative expenses climbed much faster than total operational income.

Other operating income less other operating expenses

The merger of a financial company formed in 2001, which was used to hedge part of the Bank's strategic shareholdings and conduct short-term money dealings, gave rise to a gain of €555 million. This amount is carried in other operating income less other operating expenses totaling €547 million.

Risk provisions

The number of bankruptcies rose rapidly last year, notably in Germany, due to the weakening of the economy. At the same time, the global fallout from the terror attacks in the United States together with the worsening financial crisis in Argentina required the Bank to reassess the risk inherent in its national and international exposures. Against this backdrop, the Bank increased its loan-loss provisions 19.2%, to €934 million.

Net income from securities held for liquidity purposes totaled €57 million, up from €2 million in 2000.

Operating result

The rise in administrative expenses together with the higher risk provisions depressed the operating result, which, at €951 million, was down 14.4% on the 2000 total.

Other income and expenses The balance of other income and expenses results in losses of €64 million after €59 million in 2000. The total was boosted by gains on the sale of subsidiaries (Foreign & Colonial, FGH Bank) and participating interests (including Banco Popular Español) together with lower losses transferred (€91 million after €108 million in 2000) and other factors. In addition, the Bank the special reserve item of €96 million still outstanding at the beginning of the year under review was written back in full. The total was also depressed by higher write-downs taken on the Bank's portfolio of shareholdings.

Taxes Taxes on income rose 46.6%, to €311 million, due mostly to the reversal of deferred taxes capitalized, despite the fall in net income. Other taxes totaled €19 million.

Net income for the year At €557 million, net income for 2001 was 21.1% down on 2000. Return on equity after taxes totaled 3.1% (2000: 5.1%).

€100 million of the net income for the year has been transferred to retained earnings. The Bank will propose to shareholders at the Annual General Meeting on May 23, 2002, that the profit available for distribution of €457 million be used to pay an advance share in profits of €0.08 on each share of non-voting preferred stock (totaling €1.2 million) and a dividend of €0.85 on each eligible share of common stock and share of non-voting stock. The total dividend payout represents 82.0% of net income for the year after 64.6% in 2000. New tax legislation in Germany means that the tax credit receivable in prior years will no longer be paid out. Instead, the Bank's domestic shareholders will be subject to a tax regime under which only half of the dividend paid is deemed taxable income, while the other half is not liable to income tax.

3. BALANCE SHEET

Development of volume HVB's total assets at December 31, 2001 amounted to €378.1 billion, representing a 12.4% rise over the prior year. This increase is attributable primarily to placements with, and loans and advances to, other banks and customers, and securities.

The Bank's lending volume (loans to banks and customers, and bills) climbed 5.3%, to €215.2 billion, of which €22.1 billion (down 8.7%) relates to municipal loans and €111.4 billion (up 1.6%) to mortgage loans. Within this total, the proportion of housing construction loans rose from 71.6% to 72.4%, while the proportion of loans to trade and industry fell accordingly, from 28.4% to 27.6%.

The Bank increased its holdings of debt securities and other fixed-income securities 29.3%, to €65.9 billion, while reducing equity securities and other-variable yield securities 16.8%, to €8.8 billion.

Property, plant and equipment declined 67.7%, from €743 billion to €354 million, for the most part due to the spin-off of parts of the Internal Services division to HVB Gesellschaft für Gebäude.

Funding To fund its lending operations, the Bank above all increased amounts owed to banks (up 20.8%) and amounts owed to other depositors (up 15.6%). Liabilities evidenced by paper rose 8.1%.

The Bank boosted its equity base a total of €148 million, of which €100 million relates to the transfer to retained earnings.

Risk assets and market risk positions HVB's risk assets grew 8.7%, to €196.7 billion, in 2001. The market risk positions amounted to €2.7 billion (2000: €2.8 billion). The introduction of the internal model for general interest rate and option risks helped to reduce the final figure.

Core capital and equity funds During the year under review, the Bank's core capital in accordance with approved annual financial statements fell 1.7% to €17.5 billion. Equity funds, which includes both liable equity of €27.0 billion and tier III funds of €1.9 billion, declined 1.7%, to €29.0 billion. The core capital ratio totaled 8.9% after 9.8% last year, while the equity funds ratio fell from 13.6% in 2000 to 12.6%. The Bank does not intend to carry out any capital increases to finance organic growth.

4. BANK OFFICES

HVB maintained 546 bank offices at year-end. The Bank's domestic network contracted to 523 offices, a fall of 99 attributable to closures and consolidations. In Bavaria alone, the Bank had 53 fewer branches than last year, while the number of offices in Berlin and the rest of eastern Germany was halved. Outside Germany, the Bank opened a new branch in Stockholm and a representative office in Sydney, and its branch office in Zagreb was transferred to Bank Austria.

5. EVENTS AFTER DECEMBER 31, 2001

In conjunction with the exchange of shareholdings agreed by Munich Re and Allianz in 2001 and to reinforce the Bank's cooperation with Munich Re, HypoVereinsbank increased its participating interest in ERGO to nearly 5% and sold its indirect interest in Dresdner Bank held through Vermo Vermögensverwaltungsgesellschaft at the beginning of 2002.

In 2000, VI-Industrie-Beteiligungsgesellschaft, in which the Bank holds an interest in excess of 50%, sold E.ON shares as part of a forward contract that was settled in February 2002, as agreed. VI-Industrie-Beteiligungsgesellschaft is scheduled in turn to pay the Bank a special dividend in the amount of the gain on disposal.

Following eighteen months of intensive preparations, the introduction of euro notes and coins ran extremely smoothly for the Bank. HVB's business customers had been supplied with enough of the new currency in good time before the turn of the year. Just about every ATM was ready to dispense euro notes at midnight on December 31, 2001. In the first days of the new year, the Bank's branches, operating mostly as exchange offices, booked almost three times the volume of a normal year-end. Switching accounts to the new currency occurred without hiccups.

With effect at the end of February 2002, the Bank acquired 3.8 million shares in HVB Real Estate Bank to raise its holding 7.4% to 80.8%.

The Bank intends to sell its holding in Westfalenbank during the course of 2002, in part against the issue of ownership rights.

OFFICES BY REGION

	2000	Additions New openings	Reductions Closures	Reductions Consolidations	2001
Germany					
Baden-Württemberg	27	1	2	2	24
Bavaria	445	—	15	38	392
Berlin	21	—	—	12	9
Brandenburg	11	—	3	—	8
Bremen	—	—	—	—	—
Hamburg	—	—	—	—	—
Hesse	13	—	1	—	12
Lower Saxony	—	—	—	—	—
Mecklenburg-Western Pomerania	—	—	—	—	—
North Rhine-Westphalia	20	1	—	—	21
Rhineland-Palatinate	24	—	2	—	22
Saarland	10	—	—	—	10
Saxony	22	—	10	2	10
Saxony-Anhalt	12	—	2	4	6
Schleswig-Holstein	—	—	—	—	—
Thuringia	17	—	8	—	9
Total domestic	**622**	**2**	**43**	**58**	**523**
Other regions					
Europe	7	1	1	—	7
Americas	5	—	—	—	5
Asia	9	—	—	—	9
Africa	1	—	—	—	1
Australia	—	1	—	—	1
Total international	**22**	**2**	**1**	**—**	**23**
Total	**644**	**4**	**44**	**58**	**546**

6. OUTLOOK

The forecasts relating to the future development of HVB represent best estimates made on the basis of all the information available to the Bank at the present time. Should the assumptions underlying the forecasts fail to materialize or risks occur to an extent not envisageable – as discussed in the Risk Report – it is possible that actual results will differ from those currently projected. The general economic outlook for 2002 underlying the Bank's planning processes is explained in detail in the section entitled General Economic Conditions and Outlook in the Annual Review part of the Annual Report for the HVB Group.

The business environment for the banking industry will remain difficult in 2002; the economic outlook is uncertain, and the international capital markets will tend to mark time rather than rise across the board. Nevertheless, the internal expansion of the HVB Group has prepared the Bank for the new market realities, creating what might be considered an insulated economic cycle.

The Bank is looking to achieve significant growth in total operating income, with the main contribution coming from the three most important sources of revenue: net interest income, net commission income, and net income on financial operations. The trend for expanding margins in lending operations, which became apparent last year, is set to continue, benefiting net interest income. This relates notably to loans to commercial real estate customers inside and outside Germany, and to mid-sized corporations. As last year, net interest income will also benefit from high levels of unusual income from the Bank's shareholdings in 2002, notably the special dividend paid by VI-Industrie-Beteiligungsgesellschaft. At the same time, these positive factors will be offset by the higher cost of refinancing, a rise in the number of loans put on a non-accrual basis resulting from the increased level of corporate bankruptcies, and the strict limits put on risk asset growth. All in all, a slight increase is expected compared with last year. Net commission income is forecast to expand rapidly, driven by a strong rebound in securities operations.

The rise in net commission income is projected to outpace the rise in operating income overall, resulting in the proportion of total operating income represented by net commission income pushing past the 20% mark. After the dust has settled from the stock market downturn and the terrorist attacks of September 11, the Bank now expects to see normality return to the capital markets and underlying factors regain the upper hand. HVB is well placed to deal with the new realities and is seeking to raise net income on financial operations tangibly from a relatively low base, although it does expect operations involving equity products to remain weak in 2002. Other operating income and expenses were boosted by an unusual amount of €555 million arising from the merger of a finance company in 2001. The Bank is looking to record further income from the hedging of reserves for part its strategic shareholdings in 2002, even if the prior year total will not be reached.

Administrative expenses are set to remain stable, despite high restructuring costs notably for the Bank's retail operations in Germany. Hence the rise in operating income will help enhance the cost-income ratio appreciably.

In terms of risk provisions, the Bank does not envisage any improvement given the state of the economy coupled with the high number of corporate bankruptcies. Loan-loss provisions will rise again, and this will be compensated less than last year by net income from securities held for liquidity purposes.

Other income is expected to benefit from considerable tax-free gains on the disposal of the Bank's Vermo holding, while other expenses will accrue due to the amortization of goodwill on the international units taken over from Bank Austria.

All in all, given the projected developments for 2002 described here, the Bank expects to be able to report an increase in net income, which will allow it to pay an attractive dividend and again strengthen its reserves, thus bolstering its equity base.

Risk Report

1. INTEGRATED APPROACH TO RISK CONTROL AND RISK MANAGEMENT

The market, regulatory authorities and lawmakers are imposing ever-stricter standards on banks' implementation of functional, efficient systems for the control and management of risk; moreover, the structure and effectiveness of these systems are becoming increasingly important as assessment criteria.

Groupwide management system

Consequently, the Bank took action several years ago to implement a comprehensive risk control and risk management system as an integral part of the Bank's existing processes for planning, management and control. The ongoing development of this system represents a key priority for the Bank.

The following organizational units bear the main responsibility for the core functions of identification, analysis and assessment of risks and ongoing control and management:

Central risk control

Our Group Risk Control reports directly to the managing director responsible for accounting, controlling, auditing and risk control as a neutral, independent unit.

Its primary tasks and competencies encompass:
- ongoing, independent risk measurement and monitoring of all risk types;
- responsibility for methods and methodology, including the development and continuing improvement of suitable models for measuring risks;
- regular reporting to the Board of Managing Directors;
- implementation of uniform, consistent risk control standards throughout the Group;
- Groupwide risk capital allocation and risk aggregation;
- implementation of all risk-related legal and regulatory standards.

In addition, local risk controllers operate in all foreign branches, over whom the central Group unit exercises functional authority.

Local risk management
Risk management of certain portfolios is performed locally within the risk management units in the corporate divisions. These units carry out ongoing risk analysis and operate under the business and risk policy guidelines set forth by the Board of Managing Directors to diversify and optimize portfolios in terms of risk and return while consciously limiting portfolio concentrations. This work is performed on the basis of close cooperation and continuous information exchanges between the Risk Control unit and Risk Management units.

To achieve an even more direct and effective implementation of our risk measurement and analysis results, we have positioned the controlling and the cross-segment management of risks under the control of a Chief Risk Officer.

New organizational and leadership structure
In the new leadership structure established during the current fiscal year, the Group Board is not only responsible for the Group's portfolio of business divisions and the allocation of capital and resources within the Group, but also for the rigorous controlling of the operational performance of the business segments and of the incurred risks.

Consequently, risk control will continue to be carried out centrally by the Corporate Center under the new position of Chief Risk Officer (CRO). Within the framework of risk controlling under the CRO, comprehensive records will be gathered on the Bank's risk situation and standardized risk assessment and risk pricing will be ensured.

In addition, the CRO is responsible through the Chief Credit Risk Officer for managing the credit portfolio, and among other things initiating measures to ease pressure on capital utilization on the basis of this function. The Chief Credit Risk Officer also heads the organization of senior risk managers as their line supervisor (mandatory approval and rating designation upwards of a certain loan ceiling) and also exercises functional authority over the entire credit organization.

The Chief Market Risk Officer is responsible for ensuring short-term and long-term liquidity, funding management and asset/liability management.

Group Audit
Group Audit's activities aim to prevent losses for the Bank and its customers. As an independent organizational unit, Group Audit reports directly to the Board of Managing Directors.

In January 2000 the German Federal Banking Supervisory Office issued new minimum standards (MaI) to be followed by internal audit divisions of financial institutions. Under the new rules, all operational and business processes must be audited at least every three years – if useful or appropriate – and all these processes subject to especially high levels of risk must be audited at least once a year.



Chief Risk Officer
(CRO)
Chief Credit Risk Officer
Credit portfolio management,
Senior risk manager
organization
Chief Market Risk Officer
Funding,
Asset/liability management,
Liquidity management
Risk Controlling
Methods, models and
procedures,
Operational risk control

To implement continuous improvement in risk-oriented planning of audits, a risk and control assessment process (RCA) was developed in 2001 and used for the first time in the planning of audits in 2002. In the initial phase all auditing units of the Bank (organizational units, processes, systems, etc.) were subject to assessment; in future a new RCA will be carried out after each audit. Alongside databases for planning and tracking the progress of measures, the new auditing tool is an essential component of a comprehensive auditing management system that is subject to continuous improvement and updates.

Risk-oriented planning of audits

Another milestone was the completion of the first phase of the electronic audit support project (EPU). This provides Group Audit with a modern set of tools for generating differentiated data material for an individual, risk-oriented preparation of audits.

The audit methods are continuously adapted to reflect changes occurring within the company and evolving market standards.

2. OVERALL BANK MANAGEMENT

Enhancing shareholder value through targeted capital allocation

The main focus of our market-oriented management is the targeted allocation of our capital to high-yield business activities. Within the framework of our dual management principle, the business units are allocated both regulatory (or used core) capital and risk capital. Both resources are expected to yield a certain return, which is derived from the expectations of the capital markets and is expected to be earned by the Bank's business units. Meeting (or exceeding) these yield expectations and the changes they undergo in the course of time comprise the added value, which is a vital management parameter for the entire Group.

Shareholder value orientation

a) Used core capital

The amount of regulatory capital required to back the operations of the Bank's individual divisions is determined in accordance with the rules of Principle I, Section 10 of the German Banking Act. For this purpose, however, we do not apply the minimum capital backing of 4.4% stipulated by the German Banking Act (including unrealized reserves), but a rate of 6.2%, thereby creating a core capital cushion. In calculating the regulatory capital for market risks, we incorporate an analogous core capital cushion.



Capital markets' yield expectations of HypoVereinsbank
Resource optimization
Used core capital
Takes regulatory requirements into account
Risk capital
Takes financial risks into account

b) Risk capital

At the HVB Group we define the following types of risk for the purposes of our risk control and management program:

- Credit risk
- Liquidity risk
- Market risk
- Operational risk
- Business risk
- Risks arising from the Bank's own real estate portfolio
- Risks arising from the Bank's shareholdings/financial investments
- Strategic risk

Uniform quantification of risk

With the exception of liquidity and strategic risk, we measure all risk types using a consistent value-at-risk approach under which potential unexpected losses are measured with a 99% confidence level.

Based on this uniform quantification, risk capital is allocated generally for a one-year period. The required risk capital for each corporate division is determined as part of the annual planning process in close cooperation between Group Risk Control and the individual business units. After approval by the Group Board, the amounts of capital are anchored in the controlling and reporting instruments.

We also monitor liquidity risk on a continuous basis, but do not manage it by means of risk capital coverage. Instead it is managed either within the scope of market risk or controlled by means of other additional management instruments.

RISK CAPITAL AFTER PORTFOLIO EFFECTS AT DECEMBER 31, 2001

Broken down by risk type		
Risk type	in millions of €	in %
Market risk	271	2.8
Credit risk	936	9.7
Business risk	386	4.0
Operational risk	360	3.8
Risks arising from the Bank's own real estate portfolio	—	—
Risks arising from the Bank's shareholdings/financial investments	7,649	79.7
Total	**9,602**	**100.0**

Broken down by division		
Division	in millions of €	in %
Private Customers and Professionals	472	4.9
Corporate Customers	710	7.4
Real Estate Finance and Real Estate Customers	258	2.7
International Markets	378	3.9
Asset Management	26	0.3
Real Estate Workout	39	0.4
Other (including corporate shareholdings/financial investments not allocated to the divisions)	7,719	80.4
Total	**9,602**	**100.0**

The Bank actively responds to any strategic risks that may arise by continuously monitoring the market trends in the various business segments. This usually takes place within specially assembled project teams that report regularly to the Board. The annual planning process includes a comprehensive presentation and examination of all business segment strategies including the underlying business plans.

Overall risk capital

We aggregate the overall risks, allowing for risk-reducing portfolio effects (diversification effects). The Bank's overall risk capital (including risks arising from shareholdings/financial investments) is regularly measured against the capital cushion available to cover its risks. This capital cushion consists of equity funds, price and property reserves, and average retained earnings. The price reserves are calculated on the basis of rolling annual average prices, and the property reserves on the basis of year-end values. The capital cushion to cover risks was approximately €39 billion at the end of the year. With overall risk capital equaling €9.6 billion, the utilization rate of the capital cushion was just one-fourth.

Capital management in line with statutory capital rules

Capital adequacy ratios

To manage the Bank's regulatory capital, we apply three capital adequacy ratios, for which we have established minimum values. These are:
- core capital ratio (ratio of core capital actually available to minimum regulatory core capital);
- equity capital ratio (ratio of liable capital to risk assets);
- equity funds ratio (ratio of equity funds to the sum of risk assets and market risk positions weighted by a factor of 12.5).

Since both the risks calculated for meeting regulatory requirements and the Bank's capital itself are subject to volatility (fluctuation of market risk positions, risk assets, change in revaluation reserves due to market conditions), the three above-mentioned ratios are calculated for planning purposes by applying a volatility discount, fully accepting the possibility that the ratios could circumstantially exceed the target levels significantly.

To determine the appropriate capital funding, we have essentially defined the following process:
- In addition to a three-year plan of our ratios compliant with Principle I of the German bank regulatory requirements and BIS rules, we also prepare a rolling eight-quarter plan to provide an interim forecast for our BIS ratios.
- Reports on the actual ratios and significant related effects are submitted every month to a committee of the Board of Managing Directors (Group Asset & Liability Committee). The committee takes appropriate action if the actual ratios deviate significantly from plan.

3. RISK MONITORING AND CONTROLLING

The Bank's risks are subject to an institutionalized organizational structure featuring processes and responsibilities as well as specific measurement procedures and systems.

a) Credit risk

Credit risk is defined as potential losses arising from a customer default or loss of credit rating. Such risks include loan default risk, counterparty risk, issuer risk and country risk.

Presentation of credit risks in the financial statements

Loan default risk is defined as the potential losses arising from commercial lending operations.

Loan-loss provision

We created a total loan-loss provision of €862 million for these risks in 2001. Of this amount, €392 million relates to Corporate Customers, €238 million to Private Customers and Professionals, €290 million to Real Estate Finance and Real Estate Customers, and €71 million to International Markets; we reversed provisions of €140 million in the Real Estate Workout division. (The valuation result of lending operations shown in the statement of income, including additions to country-specific provisions, amounts to €934 million.)

The mission of the Real Estate Workout division is to reduce its entire portfolio as quickly as possible, at the best possible terms, and to avoid additional losses by instituting special risk management structures. In 2001, we pared the volume back an aggregate of €2.2 billion, and are currently engaged in negotiations on the subject of further property sales aimed at cutting the remaining total. To date, the loan-loss provisions taken on the real estate workout portfolio amount to €2.1 billion, corresponding to a provision rate of around 38%.

Country risk

Country risk is defined as the transfer and conversion risk resulting from finance facilities for which no provisions have been made, maturing in more than one year, net of collateral in both cases.

Country risks increased over the prior year during 2001, in particular owing to the worsening financial crisis in Argentina. Loans to Argentina caused the loan volume subject to risk to increase €120 million to €334 million.

The total volume of the Bank's country risk provisions increased from €154 million to €225 million. Of this amount, €2 million relate to write-offs (without effect on the income statement) and €72 million to net additions.

Counting for write-downs taken on the lending portfolio equal to €1.8 billion, the total volume of loan-loss provisions decreased €0.5 billion to €6.9 billion in 2001. With these steps, we have adequately provided for all risks inherent in our lending operations. The methods used to value our loan receivables are described in the notes to the financial statements.

Counterparty risk

Counterparty risk is defined as the potential losses arising from the default or deterioration of credit rating of a customer with whom we have engaged in OTC derivatives transactions involving interest rates, foreign currencies, equities and indexes outstanding at year-end. These transactions are mainly concluded for hedging trading positions against fluctuations in interest rates, foreign exchange rates or other market prices. They also serve to provide cover for on- and off-balance-sheet items within asset/liability management.

At year-end 2001, the notional amounts of derivative transactions totaled €1,705 billion.

Of the total volume of derivatives, €1,428.6 billion relates to interest rate derivatives (83.8%), €229.5 billion to foreign exchange derivatives (13.5%), and €46.5 billion to equity/index derivatives (2.7%). These figures do not include the credit derivatives, which are shown separately below.

In terms of remaining maturity, the largest part of the derivatives volume belongs to the shortest time bucket (due within one year). The derivatives traded on futures and options exchanges account for 8.2% of the total volume. This comparatively low significance can be attributed among other reasons to the fact that the risks associated with exchange-traded derivatives can be neutralized by liquidating the contracts (reducing the overall volume), whereas in the OTC business, it is generally necessary to establish an offsetting position (increasing the volume).

The notional volume in itself does not provide a suitable basis for drawing conclusions about the risk inherent in our derivatives business. Gross replacement values for OTC transactions serve as a useful indicator to quantify the values actually at risk. These are computed under the marked-to-market method as the sum of all positive market prices, ignoring risk-reducing netting agreements and individual credit weightings. Based on this definition, the maximum risk of default was €27.0 billion, or 1.6% of the total notional volume outstanding, at the end of 2001. This value does, however, represent a worst-case scenario for counterparty risk, as it assumes that all counterparties would default simultaneously and no risk-reducing netting agreements would have been concluded. Taking into account the risk-reducing effects of existing netting agreements, the risk of default falls by €14.3 billion at the end of 2001. Additionally, the recognition of collateral for OTC transactions leads to a further reduction of counterparty risk; at the end of 2001, this effect amounted to approximately €0.2 billion. After risk reduction through the application of netting effects and collateral provided by borrowers, the remaining counterparty risk amounts to €12.5 billion.

DERIVATIVES VOLUME

in millions of €	Notional amount					Counterparty risk	
	Remaining maturity			Total	Total		
	less than 1 year	1 to 5 years	more than 5 years	2001	2000	2001	2000
Interest rate derivatives	**620,131**	**488,382**	**320,104**	**1,428,617**	**1,169,373**	**18,821**	**13,909**
OTC products							
FRAS	75,338	1,620	—	76,958	155,284	121	129
Single currency swaps	365,129	410,945	299,842	1,075,916	875,935	17,872	13,414
Interest rate options							
– purchased	21,110	32,796	10,447	64,353	34,950	825	364
– written	28,503	32,904	9,815	71,222	40,469	—	—
Other interest rate derivatives	3,922	68	—	3,990	1,121	3	2
Exchange-traded products							
Interest rate futures	70,935	9,644	—	80,579	46,685	—	—
Interest rate options	55,194	405	—	55,599	14,929	—	—
Foreign exchange derivatives	**183,878**	**37,115**	**8,471**	**229,464**	**246,458**	**5,501**	**8,053**
OTC products							
Foreign exchange forwards[1]	169,652	15,399	273	185,324	202,699	3,793	6,280
Cross-currency swaps	7,572	21,375	8,153	37,100	30,022	1,620	1,572
Foreign exchange options[1]							
– purchased	3,239	221	21	3,481	6,519	88	201
– written	3,415	120	24	3,559	7,218	—	—
Other foreign exchange contracts[1]	—	—	—	—	—	—	—
Exchange-traded products							
Foreign exchange futures	—	—	—	—	—	—	—
Foreign exchange options	—	—	—	—	—	—	—
Equity/index derivatives	**6,157**	**36,324**	**4,035**	**46,516**	**46,839**	**2,671**	**2,791**
OTC products							
Equity/index swaps	—	—	—	—	—	—	—
Equity/index options							
– purchased	1,505	13,836	1,737	17,078	16,587	2,225	2,141
– written	1,440	12,337	1,751	15,528	14,682	—	—
Other equity/index derivatives	532	9,689	547	10,768	12,051	446	650
Exchange-traded products							
Equity/index futures	1,533	—	—	1,533	2,096	—	—
Equity/index options	1,147	462	—	1,609	1,423	—	—
Other transactions	—	—	—	—	—	—	—
OTC products							
Precious metals derivatives[2]	—	—	—	—	—	—	—
Other transactions	—	—	—	—	—	—	—
Exchange-traded products							
Futures	—	—	—	—	—	—	—
Options	—	—	—	—	—	—	—
Total	**810,166**	**561,821**	**332,610**	**1,704,597**	**1,462,670**	**26,993**	**24,753**

[1] including gold
[2] excluding gold

OECD governments, banks and financial institutions, which are rated first-class borrowers, account for 92.5% (2000: 91.7%) of the risk of default before netting.

Compliant with Principle I of the relevant banking supervisory regulations, the counterparty risk on derivative financial instruments classified as trading and banking book totaled €23.5 billion, after netting and collateral collected, at the end of 2001; weighted by credit rating (credit equivalent), the corresponding figure was €6.3 billion.

Credit derivatives

The rising need for instruments to manage credit risks has fostered the development of so-called credit derivatives. These vehicles make it possible to trade and hedge credit risks without altering the original credit relationships. This product group consists of three basic types: credit default swaps, total return swaps and credit-linked notes. The risk-hedging function is accomplished by means of compensatory payments, which in the case of the credit default swap and the credit-linked note depend on a certain credit event, or in the case of total return swaps, on a possible loss in market value. In the case of a credit-linked note, the credit risk is secured by means of a cash deposit, which is not the case for credit default swaps. Unlike pure derivatives, credit-linked notes contain a securities element alongside the derivative hedging component. This explains why such instruments have a market value far closer to the notional value than in the case of pure derivatives. Credit-linked notes issued – where the Bank is the protection buyer – are shown as a negative market value in line with the liability nature of the note.

The contract volume resulting from credit derivatives, the market values and the various types of reference assets are presented in the two tables appearing below. This presentation is compliant with the disclosure recommendations of national and international experts (including the Association of German Banks and the Bank for International Settlements).

COUNTERPARTY TYPE

	Counterparty risk			
	2001	2000	2001	2000
	in millions of €	in millions of €	Structure in %	Structure in %
OECD central governments	354	78	1.3	0.3
OECD banks	21,750	21,440	80.5	86.6
OECD financial institutions	2,875	1,191	10.7	4.8
Non-OECD central governments	10	21	0.0	0.1
Non-OECD banks	292	273	1.1	1.1
Non-OECD financial institutions	48	2	0.2	0.0
Other companies and private individuals	1,664	1,748	6.2	7.1
Total	**26,993**	**24,753**	**100.0**	**100.0**

CREDIT DERIVATIVES

in millions of €	Contract volume					Fair value	
	Remaining maturity			Total	Total		
	less than 1 year	1 to 5 years	more than 5 years	2001	2000	2001	2000
Banking book	**357**	**1,499**	**6,202**	**8,058**	**1,453**	**924**	**156**
Protection buyer							
Credit default swaps	357	1,465	3,708	5,530	1,161	7	(3)
Total return swaps	—	—	2,333	2,333	—	944	—
Credit-linked notes	—	—	27	27	—	(27)	—
Other	—	—	—	—	—	—	—
Protection seller							
Credit default swaps	—	34	134	168	138	—	5
Total return swaps	—	—	—	—	—	—	—
Credit-linked notes	—	—	—	—	154	—	154
Other	—	—	—	—	—	—	—
Trading book	**2,647**	**7,439**	**1,397**	**11,483**	**622**	**(982)**	**(420)**
Protection buyer							
Credit default swaps	1,082	4,122	210	5,414	154	106	1
Total return swaps	825	—	—	825	—	5	—
Credit-linked notes	—	—	979	979	423	(1,009)	(422)
Other	—	—	—	—	—	—	—
Protection seller							
Credit default swaps	740	3,317	208	4,265	45	(84)	1
Total return swaps	—	—	—	—	—	—	—
Credit-linked notes	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—
Total	**3,004**	**8,938**	**7,599**	**19,541**	**2,075**	**(58)**	**(264)**

REFERENCE ASSETS

in millions of €	Contract volume					
	Credit default swaps	Total return swaps	Credit-linked notes	Other	Total 2001	Total 2000
Public bonds	1,805	—	—	—	1,805	413
Corporate bonds	11,209	—	969	—	12,178	299
Equity	227	2,333	—	—	2,560	161
Other	2,136	825	37	—	2,998	1,202
Total	**15,377**	**3,158**	**1,006**	**—**	**19,541**	**2,075**

Monitoring and control of credit risk
To monitor and control our credit risk, we apply back-testing analyses to compare calculated risks with experienced defaults while also analyzing the potential risks inherent in our portfolio at a given closing date. Quantifying these risks is the central challenge facing modern risk control and is also the subject of specific adjustments to the capital adequacy rules being developed by the Basel Committee.

Regulatory developments

The goal of reforming these regulations ("Basel 2") is to introduce a greater level of risk differentiation of the regulatory capital adequacy rules. In other words, the level of capital tied through the lending business of banks is more strongly linked to the credit quality of the individual customer. This reform will effectively represent the blending of regulatory and economic considerations, as already established at the Bank through our internal portfolio management instruments.

Through active involvement in banking associations and direct contact with the regulatory bodies and key representatives of the German banking sector, we are playing a formative role in the consultations on the new regulatory framework. Within the Bank, intensive activities are already underway well ahead of time to meet the stringent standards for procedures, processes and data, so as to ensure a smooth transition to the new capital adequacy rules in 2005/2006.

In the area of regulatory capital requirements for credit risks, we want to implement an advanced procedure based on our proven internal rating instruments (internal rating-based (IRB) approach). Although we have already gone a step further by applying a credit risk model (see Risk Report, "Internal credit risk model"), we welcome the efforts of the Basel Committee as an important first step in the right direction. A further important step, namely the approval of internal credit risk models to complement the market risk models already permitted by the regulatory authorities, is in our opinion absolutely essential. Only then will it be possible to adequately reflect concentration and diversification effects that have a decisive impact on the risk profile of a portfolio.

Credit analysis

Both for the regulatory capital coverage under Basel 2 (by the IRB approach) and for our internal credit risk model, it is vitally important for us to reliably assess the default probabilities of our customers. For this reason we have given particular priority to the ongoing development of our internal credit analysis instruments.

These instruments differ in content and structure according to the amount and complexity of the lending exposure being investigated. In addition, we maintain a number of special credit rating instruments tailored to

BREAKDOWN OF CREDIT RISK AND COUNTERPARTY RISK BY DIVISION

Division	Expected loss	in %	Value-at-risk	in %
	2001	2000	2001	2000
Private Customers and Professionals	23.2	26.1	16.7	17.3
Corporate Customers	34.7	39.0	41.7	46.0
Real Estate Finance and Real Estate Customers	28.4	19.3	26.2	21.0
International Markets	5.4	1.2	6.7	3.9
Real Estate Workout	1.8	5.7	1.2	2.8
Other	6.5	8.7	7.5	9.0
Total	**100.0**	**100.0**	**100.0**	**100.0**

specific industry sectors or financing forms, such as property developers, project finance, etc. As a result of this credit analysis, we assign customers to a credit rating corresponding to the customer's empirically measured default probability. With the aid of these default probabilities, we can correlate our internal ratings with the rating systems of external rating agencies.

We employ a number of measures to ensure a robust quality of our internal ratings. Firstly, credit scores are evaluated jointly by the customer relationship manager and the lending specialist. In addition, the quality management units of the corporate divisions and Internal Audit perform ongoing quality checks of individual cases. Furthermore, Group Risk Control oversees the consistency of the methods applied and empirically evaluates the probabilities of default of each individual credit rating.

Internal credit risk model

We have employed an internal credit risk model since 1997 to quantify and assess the Bank's global loan book default and counterparty exposures. This model developed by the Bank presents the advantage that its methodology and parameterization are precisely suited to our portfolio. Because it is our own, we can refine this model at any time to incorporate the latest advances.

Expected loss

For purposes of credit risk measurement, a distinction is drawn between the expected loss and the credit value-at-risk (or unexpected loss). The expected loss quantifies the average losses expected on the current portfolio over the next twelve months, which are then factored into the pricing of our products in the form of standard risk costs.

Credit value-at-risk

The credit value-at-risk (unexpected loss) provides information about the maximum negative deviation of the possible loss from the expected loss (99% probability) within one year and is backed by risk capital as a safety cushion.

The tables show the expected losses and the credit value-at-risk, broken down by corporate division, rating class and industry sector.

BREAKDOWN OF CREDIT RISK AND COUNTERPARTY RISK BY RATING CLASS

Rating class	Expected loss in %		Value-at-risk in %	
	2001	2000	2001	2000
Rating 1	0.5	0.9	2.0	3.4
Rating 2	1.4	2.9	3.5	6.2
Rating 3	2.9	6.2	6.0	12.2
Rating 4	28.3	23.8	37.4	27.8
Rating 5	11.4	12.9	14.8	16.3
Rating 6	18.0	16.1	16.4	13.8
Rating 7	13.2	12.6	8.6	9.5
Rating 8	24.3	24.6	11.3	10.8
Total	**100.0**	**100.0**	**100.0**	**100.0**

BREAKDOWN OF CREDIT RISK AND COUNTERPARTY RISK BY INDUSTRY SECTOR

Industry sector	Expected loss in %	Value-at-risk in %
Private individuals	27.1	9.5
Property developers – commercial	11.0	14.9
Residential property companies, real estate investors, property funds	10.9	17.2
Utilities	4.9	4.8
Sector unknown; trades	4.9	5.6
Other financial services providers	3.5	4.8
Services: business-related	3.4	3.3
Publishers, media	3.0	3.5
Health	2.8	2.8
Aerospace	2.5	2.3
Food	2.5	2.8
Communications	2.0	2.0
Consumer goods, textiles (non-durable)	2.0	2.3
Vehicles	2.0	2.8
Mechanical engineering	1.8	2.3
Transport, logistics	1.6	1.7
Consumer goods, textiles (durable)	1.5	1.7
Electrical	1.4	1.9
Public authorities, not-for-profit organizations	1.3	1.5
Personal services (leisure, hospitality)	1.3	1.0
Chemical	1.3	1.7
Banks	1.1	1.9
Non-ferrous metal	1.1	1.6
Personal services (general)	1.0	0.9
Paper	0.8	0.8
Mineral oil	0.8	1.3
Software	0.7	0.8
Movable equipment leasing	0.5	0.7
Recycling, waste management	0.3	0.3
Light metal	0.2	0.3
Insurance	0.2	0.2
Real estate leasing companies	0.2	0.4
Hardware	0.2	0.2
Printing	0.2	0.2
Total	**100.0**	**100.0**

Year-on-year development of risk The breakdown of risk indicators (expected loss and value-at-risk) by corporate division reflects the restructuring in 2001 of the corporate and retail banking activities and the International Markets division carried out in connection with the optimization of our market orientation. The rigorous continuation last year of measures to streamline our real estate exposures was reflected in a further reduction in the percentage share by more than half contributed by the Real Estate Workout division to the total risk.

As expected, a breakdown of our portfolio structure by credit rating shows, compared with the previous year, the effects of the world-wide economic slowdown. Our sensitive credit rating processes reacted to the deteriorating business situation and increased default probability of some of our customers by assigning lower ratings (shifts from classes 1–3 to class 4).

However, the breakdown of credit risk by industry sectors shows that the most critical sectors in 2001 such as media, aerospace and communications accounted for very small percentages of our total portfolio. Since the start of 2001, we have been using a much more refined breakdown of industrial sectors, permitting more precise mapping and analysis of portfolio effects.

The internal credit risk model we employ for analyzing these risks on the portfolio level also enables us to measure credit risks on much more specific levels, all the way down to the individual transaction. Such detailed analyses generate valuable insights into ways of improving risk management and control. By employing this highly sophisticated model, we are preparing for the following steps of regulatory capital requirements. The expertise and experience acquired in this process, along with the data histories collected, are already useful today as they create the conditions for the expected launch in 2005/2006 of capital coverage standards based on Basel 2, in particular when applying the so-called internal ratings-based approach.

Country risk We also apply a portfolio-based approach to quantify potential country risks in our current portfolios.

Due to the small number of countries, country portfolios tend by nature to be rather undiversified. Consequently, the analysis of portfolio effects (by model) is especially important for country risk measurement.

The default risk of each country is classified by assigning a country rating. The rating classes are determined on the basis of quantitative analysis of macro-economic time series and historical default records. The rating process also considers qualitative assessments of political factors and other considerations. Using this information, the specialists of our economic research team then set the ratings for the individual countries. Each rating class is in turn assigned an empirical default probability.

By combining the default probabilities, or their volatilities, with the country exposures and deducting any risk-reducing collateral, we can analytically determine the expected loss and the value-at-risk for each country. Upon computing the latter, we account for default correlation effects among the individual countries. We also account for correlations between borrowers' defaults and countries' defaults.

Limit system As a key element of our risk control and management program, we employ limit systems to prevent the unintended and uncontrolled increase of our risk positions. Rules governing the use of these systems, including the relevant escalation and disciplinary mechanisms, are stipulated in the corresponding systems, instructions, and standard operating procedures. For loan default risks, limit compliance is monitored by the local lending units; Group Risk Control monitors limit compliance for counterparty, issuer and country risks.

To monitor counterparty and issuer risk we employ worldwide limit systems with online access at all locations engaging in treasury trading transactions. This enables each dealer to check current limit utilization and lets the risk controller perform direct limit monitoring for each counterparty or issuer. Each new treasury transaction is immediately entered and applied to the corresponding limit.

For counterparty risks, the applicable amount is referred to as an "exposure" or "credit equivalent" and is computed with the aid of modern methods based on the marked-to-market approach. This method increases the current market value of a transaction by the amount of the so-called "add-on", a premium for potential market movements during the maturity of the transaction calculated on the basis of a 99% confidence interval. The basic principle for computing the "add-on" is also applied in our so-called internal model, which quantifies the market risk from trading positions (see Risk Report, "Market risks"). Through the gradual methodological and technical integration of the calculation of market risk and counterparty risk, we have already significantly boosted the efficiency of our processes.

The exposure per counterparty calculated in this way takes into account both risk-reducing netting agreements and collateral contracts that oblige the counterparty to provide collateral on a daily basis to match the market value of current transactions.

Applicaton of results

The results of the credit risk measurement process described above are incorporated into the strategic and operational management process to ensure that key ratios pertaining to income and risk can be compared at any time. In addition, risk measurements provide the basis for effective work on the part of the portfolio management units in the corporate divisions, which are making increasing use of modern structuring instruments as a means of actively optimizing the composition of their portfolios. To apply the insights gained from our management and control system ex ante down to the level of individual transactions, we employ preliminary costing models in order to calculate risk-adjusted margins for new business, thus ensuring fair individual pricing for our customers.

Outlook for 2002

In 2002 our activities will be focused on implementing time-critical aspects of the new regulatory requirements under Basel 2 and on the development of a new, integrated limit system for counterparty and issuer risks. We also plan to put into practice a refined methodology for measuring country risk and an improved IT system for limiting and monitoring risks. Finally, we will work to continuously refine the methodology and parameterization of our models, thereby enhancing the effectiveness of our management of credit risks as a means of improving earnings-to-risk ratios.

b) Liquidity risk

Liquidity risk is managed centrally within a separate unit, with strict attention paid to ensuring compliance with regulatory requirements. Monitoring liquidity is part of the market risk control system. The overriding goal of our liquidity management system is to guarantee the Bank's ability to meet its payment obligations at all times. To this end, we employ a number of powerful control instruments allowing us to respond quickly to market changes. An interdepartmental committee adopts the core principles of the liquidity management program and directs ongoing projects. The committee reports regularly on these actions and on the Bank's current liquidity and funding situation to a committee of the Board of Managing Directors.

Liquidity risk in the narrower sense

Day-to-day liquidity management intended to assure the Bank's ability to make payments at all times (liquidity risk in the narrower sense) is performed both by our Group clearing office in Munich and by local units in the corresponding foreign branches.

The Bank maintains extensive liquidity reserves. They serve to ensure that payments can be carried out and compensate for short-term liquidity bottlenecks on the unsecured money market, and can be employed at any time within the European System of Central Banks. In addition, the Bank has considerable reserves of liquid securities for borrowing funds on a secured basis.

Liquidity structure

The Bank's balanced liquidity structure is reflected in the relevant ratio for Liquidity Principle II. As defined under the regulatory principles, the funds available to the Bank exceeded its payment obligations by €20 billion for the following month. We continuously monitor the trend of this liquidity indicator, including our foreign branches, and actively manage it by assigning minimum variance targets.

Funding risk

Thanks to a strategy of broad diversification into various markets, customer groups, and products, we enjoy the advantages of a broad funding basis and excellent product placement capabilities. These advantages provide us

Broad funding basis

with a secure source of funding for our lending operations with regard to maturity and terms even under difficult market conditions. With their high credit quality and liquidity, our mortgage bonds ("Pfandbrief") continued to be the most important funding instrument in 2001. Innovative securitization transactions opened up new funding avenues which will continue to be developed in the future.

We manage our funding structure, and optimize it continuously with respect to costs, on the basis of detailed planning and clearly defined targets. These activities are coordinated within a Funding Committee.

Market liquidity risk

Market liquidity risk is managed by placing strict limitations on those markets which can be included within the individual trading portfolios. We conduct stress tests to determine the risk potential represented by liquidity risks for selected scenarios, and establish stress limits to contain the maximum loss potential.

c) Market risk

Market risk is defined as the potential loss arising from an adverse change in the prices of our positions in financial markets. Market risk arises when the prices of interest rates, foreign exchange rates or equity products, and their related derivatives, change.

Not only do we calculate this risk Groupwide in the trading book, but we apply the same standards to our investment books, which result from management of our extensive commercial and mortgage banking operations. Flow management (management of daily cash flows in the commercial and mortgage banking business) is handled directly by the Asset Liability Management Unit (International Markets division).

Quantification

The value-at-risk method quantifies, with a confidence level of 99%, the maximum loss that could be incurred as a result of market price changes during a certain holding period. We use a holding period of one day.

Our current system for measuring interest rate fluctuation risks in Munich and London uses the technologically and methodologically superior Monte-Carlo simulation system (internal model). The system is capable of simulating all relevant interest rate risk factors (such as yield curves) under simultaneous consideration of correlation effects. With this approach, the value-at-risk can be estimated for every level of the portfolio hierarchy, from individual positions to the broadest aggregates. As a further risk approach, the risks associated with foreign exchange and equity products are calculated statistically on the basis of various conservative assumptions (such as considering currencies separately, and disregarding correlation effects).

POTENTIAL MARKET RISK OF TRADING ACTIVITIES (VALUE-AT-RISK)

in millions of €	Average 2001*	Dec. 31, 2001	Sept. 30, 2001	June 30, 2001	March 31, 2001	Dec. 31, 2000
Interest rate positions	46	78	42	33	31	9
Foreign exchange positions	13	17	11	8	15	8
Equity/index positions	14	13	11	14	17	18
Total	**73**	**108**	**64**	**55**	**63**	**35**

We then add together the value-at-risk figures over a number of steps to arrive at an aggregate value-at-risk for the Bank as a whole.

On this basis, we calculated the average market risk of our trading positions for last year. These values, broken down by risk type, are shown in the table on the preceding page.
The values are standardized to a one-day holding period (market standard).

The spread risks are shown in the risks from interest rate positions as of March 31, 2001.

The value-at-risk for interest rate positions increased in the fourth quarter due to a build-up of interest risk positions.

At year-end, the investment book contained market risks of €40 million (year-end 2000: €22 million; one-day holding period). The increase in value-at-risk here was primarily due to the first-time inclusion of spread risks.

The methods we use to measure market risk are checked by means of periodic back-testing that compares the value-at-risk calculations with the market value changes derived from the positions.

We also continually conduct stress tests to determine the potential losses in our positions resulting from extraordinary events and worst-case scenarios. These range, for example, from simple interest rate shocks of 100 basis points to the default of entire markets or a total collapse of all correlations. Once a month the impacts of all stress scenarios are analyzed and reported.

Limit monitoring

Market Risk Control has direct access to the front office systems used in trading operations, enabling it to monitor the risk situation and compliance with limits on an intraday basis. Any high utilization rates or breaches of limits that occur in subportfolios immediately trigger an escalation process, and the reduction of the positions in question is monitored closely. In general, Risk Control subjects all our market risks to constant measurement and limit monitoring, reporting regularly to the Board of Managing Directors on the results.

The risk positions in the investment and trading books are managed by means of a hierarchical limit system that extends all the way down to the department level and limits the leeway for action allowed at each level. The risk limits are approved by the Board and may not be exceeded. In case of any losses that occur during the year, risk management is informed promptly by means of special triggers.

Supplementing the hierarchical limit system, the stress risks in our internal model are limited via a "traffic light" concept in the form of an early warning system. In case of "red" (limit exceeded), risk management and risk control discuss the consequences from the stress scenarios, and appropriate management measures are initiated.
In this way the stress tests support the management of market risks.

Outlook for 2002

After the successful "partial use" acceptance test of the internal model for the Munich and London locations in 2001, our next step will be to gradually introduce a Monte-Carlo simulation approach to the treatment of risks from foreign exchange and equity products as well as changes in spreads. In addition, we will start to integrate further locations, such as America and Asia, into the internal model system.

d) Operational risk

Generally speaking, losses driven by operational risk can arise in connection with most of the Bank's activities.

Definition

We define operational risk as the risk of unexpected losses due to human error, flawed management processes, natural and other disasters, technological failures, and changes in the external environment (event risk).

The definition we have selected corresponds to the description used by the BIS for the reform of capital coverage guidelines (Basel 2). A supplementary, cause-based categorization model enables detailed insights into the individual risk profiles of the Bank's business activities and service divisions, on the basis of which we are able to further optimize our risk management procedures.

Focus on 2001

Parallel to the ongoing internal improvements to the management and control of operational risk initiated in 1999 and 2000, a key concern in the year under review was the BIS consultation paper on the future capital coverage requirements for operational risk. The internal and external discussion process prompted by the paper clearly showed that banks will still have a great deal to do in the years ahead to improve risk management and control processes.

The events of September 11, 2001 in New York and Washington underscored the dimensions that can be assumed by operational risk, and the vital role played by a functioning risk management system.

Our central Operational Risk Control unit focused its attention in 2001 on the following priorities:

- further developing the organizational framework for operational risk management and control;
- putting into practice the tools developed in 2000 for the assessment of management and control processes;
- active involvement in the Basel 2 discussion through our participation in the banking association, taking into account the initial improvements achieved with our own instruments;
- participation in the impact studies conducted by the Basel Committee, which serve to identify basic values for the future regulatory determination of capital charges;
- preparation of a loss database to fulfil the Basel requirements for a complete and comprehensive collection of loss data.

Basic principle: functional separation

For operational risks, as for the other risk types, the principle of separating the functions of risk management and risk control is strictly observed. One of the main tasks of Risk Control is to develop quantitative and qualitative measurement methods and establish an independent risk measurement capability.

Risk Management, on the other hand, is responsible for managing operational risk, including the adoption of measures to reduce, prevent, or insure these risks. This work is performed by the competent risk managers in our operating units.

In the year under review, we implemented the operational risk framework developed in 2000, which allows for complete, comprehensive control and management of these risks. This framework clearly defines the division of responsibilities between management and controlling. In addition, the tasks and make-up of an interdivisional Operational Risk Committee were approved. The operational risk managers appointed for each division are responsible for implementing, in close cooperation with Risk Control, the measurement standards and reporting requirements in the divisions.

BASIC
OPERATIONAL RISK ORGANIZATIONAL MODEL



Board of Managing Directors
Operational Risk Committee
Corporate divisions
Group divisions
Group divisions
–Legal
–Compliance
–Personnel
Risk Control
Group Audit
Responsibility for risk management
"Operational risk manager"
Standards & Guidelines
Risk Control
Audit

Quantitative criteria

To quantify this risk, we employ an actuarial model of the type used for a long time in the insurance industry to assess portions of the risks being considered. Other banks, too, consider this method to be state-of-the-art and very promising.

The various possible approaches to quantifying operational risk are being intensively discussed in the current Basel 2 consultations. The utilization of models similar to the Bank's is explicitly mentioned as a basic requirement for optimizing capital coverage in connection with the more sophisticated approaches ("advanced measurement approach"). This shows that we are on the right track.

The consultation paper of the Basel Committee calls for banks to present a complete and comprehensive database of loss events ("loss database") with a duration of three years by the time the capital accord is implemented in national legislation. This is expected to occur in 2005/2006. Over a period of years, we have gradually assembled a pool of loss data providing a solid basis for quantification. By the end of 2001, we had completed most preparations to extend the data pool to establish the required "loss database".

We expect to gain additional loss data through our planned involvement in an international data-sharing consortium, which represents another important data source. Starting in 2002, anonymized data from this system will be incorporated into our risk measurement procedures.

Qualitative criteria

In 2000, we developed a survey-based Control Self-Assessment procedure to assess control and process quality in the relevant HypoVereinsbank units. In the year under review, we used it in the planning process for the first time to determine the division-specific risk capital requirements for operational risk.

Application of results

The value-at-risk figures for operational risk are an integral part of the risk capital allocated to each division for all risk types.

The need to earn an internal return on the risk capital allocated for operational risk, the increased transparency of information regarding the quantity, amount and distribution of risks and the evaluation of the control assessments in terms of quality control scores all serve to raise the awareness of operating units for the importance of these risks.

Risk management

The risk management units at the Bank's corporate and service divisions manage operational risk by means of numerous activities. In the year under review, the following items played a key role:

Business segments and service divisions

In the Private Customers and Professionals division, a self-assessment process was introduced in all areas. The process meets the standards of the EFQM (European Foundation for Quality Management) model. This process significantly enhances our ability to systematically and regularly identify opportunities for improvement and risk potential as compared with previous methods. In addition, the optimization of risk identification and the risk management process has helped to achieve considerable annual savings in error-related costs.

Several benchmark tests confirm the quality leadership we have established in payments through a number of measures. In 2001, our processing quality was further improved through the launch of new, important systems; rapid-start contingency back-up systems were developed for emergencies, and decentralized back-up locations were set up.

IT risks

A number of measures further improved the availability of systems, for instance in the self-service areas with direct customer contact.

The means of dissemination of the NIMDA virus in September 2001 emphatically underscored the risks of new technologies. This threat was successfully countered by the development of new security software. The successful Internet relaunch in the third quarter of the year also coincided with the implementation of additional security software to ensure that we can reliably repel hacker attacks (such as the one on September 16, 2001) in the future.

In the course of the year we also carried out inspections, updates and extensions to our most important back-up processes in the mainframe area, including dual data backups with output at different locations. At the same time, opportunities to use physically separate locations were exploited to minimize risks even more. Central computing systems underwent several successful post-failure restart tests.

Events of September 11, 2001

Following the events of September 11, 2001, the divisional emergency plans were subjected to a critical analysis of their ability to respond to such extreme cases. At the same time, an ongoing disaster-management project was set up to analyze emergency scenarios, measures and capacities across all areas and divisions, identify locations critical to our business, and initiate adjustments where required.

Legal risks

Our central Legal Department is responsible for managing the legal risks associated with all types of business conducted by the Bank. Changes in the law and court decisions are implemented promptly. Documentational risk is monitored centrally and decentrally. In its capacity as a Group Legal Department, it also performs a Corporate Center function by setting Groupwide standards for legal risk management and monitoring compliance.

The new German legislation on contract modernization law, which came into force on December 1, 2001, requires only slight modifications to our printed forms and general terms of business.

The management of legal risks also entails identifying potential legal conflicts at an early stage of their development and bringing about conflict resolutions on a general level or in specific cases. In its disputes with customers or third parties, the Bank always strives to reach an amicable settlement. Insofar as court proceedings were nonetheless unavoidable last year, the courts ruled in favor of the Bank in the vast majority of cases.

This also included lawsuits brought against the Bank in connection with real estate loans brokered by external sales agents. In this context, we are pleased to report the landmark decision of April 24, 2001 by the German Supreme Court, stating that consumer loans arranged through an agent of the consumer are valid even if the authorization agreement with the agent does not include the basic information on credit terms required for credit agreements under section 4 (1) 4.1 of the Consumer Credit Act. Nor will the much-reported decision by the European Court of Justice of December 13, 2001 require a negative adjustment of legal risks. The European Court of Justice simply stated that the European Doorstep Selling Directive has been inadequately implemented in law by the German legislature because the German Consumer Credit Act stipulating consumers' right of cancellation does not apply to real estate loans. The decision has no effect on existing mortgage agreements, since they were signed in compliance with the laws regulating consumer credits and the cancellation of doorstep transactions. Moreover, the European Doorstep Selling Directive is addressed only to the member states, and does not comprise the basis for an individual right of cancellation.

In May 2001, the Holocaust class action suit against German companies, including HypoVereinsbank AG, was dismissed by the United States District Court in New York, paving the way for payments under the law passed on August 12, 2000 to set up the German foundation, "Remembrance, Responsibility, and the Future", to which the Bank has made major contributions.

On December 11, 2001, the European commission imposed a fine of €28 million on HypoVereinsbank AG for alleged pricing collusion on currency exchange rates within the euro zone. There is not the slightest factual or legal basis for this decision. At no point in time were there any pricing arrangements of this kind in Germany; on the contrary, the fees charged were fully subject to open competition. We have filed an appeal with the European Court of Justice against this completely unjustified decision by the Commission.

Outlook for 2002

In 2002 we will be giving special priority to the development of the Basel 2 discussion. A top priority will be the implementation and Groupwide introduction of the "loss database".

We also plan to move forward with the development of control assessment, giving special emphasis to risk assessments for the identification of area-specific risk profiles. The quantification approaches are also being reviewed in the light of the ongoing Basel 2 consultation process.

e) Business risk

Business risk is defined as adverse, unexpected changes (meaning against the calculated trend) in business volume and/or margins that cannot be attributed to other risk types. It can lead to serious revenue losses, thereby diminishing the market value of a company. Business risk results from serious deterioration in the market environment (for example the collapse of securities commissions in the year under review due to the weak stock markets) or unexpected changes in customer behavior or the competitive situation.

Our measurement of business risk is based on historical income and cost volatilities, with due consideration paid to correlation effects while considering current trends if this appears necessary or advisable.

As part of its cost and income responsibility, each operational unit is responsible for the operational management of business risk.

f) Risks arising from the Bank's own real estate portfolio

To pool its real estate activities, in 2001 the Bank transferred its entire real estate holdings classified as long-term to the assets of the legally independent HVB Gesellschaft für Gebäude mbH & Co. KG. As a result, the Bank no longer carries real estate risk.

g) Risks arising from the Bank's shareholdings/financial investments

The methods applied to measuring the risks arising from our listed and unlisted shareholdings and financial investments are similar to those applied to equity trading positions. Given the long-term investment character of these holdings, however, we apply average annual prices to determine volatilities. In the case of investments in unlisted companies, we measure the volatility with reference to suitable sector indexes.

This overall risk position is strongly affected by our major financial holdings such as Allianz and Munich Re.

Portfolio management

Portfolio management of our shareholdings and investments is handled by the Group Board on the basis of the strategic goals established in line with the overarching strategy of the Bank of the Regions. The Board also takes profitability considerations into account and carefully weighs the possible opportunities against the estimated risks. Investment and divestment decisions are rendered on the basis of information supplied by the various relevant departments, much of which is gleaned with the aid of our extensive collection of risk control instruments.

h) Strategic risk

Strategic risk results from management being slow to recognize important trends affecting the structure of the banking sector as a whole or specific areas of the sector or drawing false conclusions about these trends. This may lead to fundamental management decisions that may not be in the Bank's best interest and may be difficult or impossible to reverse. It is not possible to collate and control strategic risks using quantitative methods. These types of risks are best handled by way of continuous monitoring of domestic and international markets, critical examination of the Bank's own strengths and weaknesses and by means of flexible, innovative action and reaction to market challenges.

Structural change in the banking sector

The most obvious example of such market challenges is the ongoing concentration process in the banking sector, both nationally and internationally, owing to the existing overcapacity. Whereas in Germany this consolidation process is currently more prevalent in the public and cooperative banking sectors, there is likely to be a rise in cross-border merger activity among commercial banks in the future. The opportunities afforded by concentration in the sector lie in a stronger market position in the fragmented banking market, and in the realization of cost synergies through the pooling of management support functions and internal services. For individual institutions, however, this process harbors the strategic risk of losing the status of an active market participant and being relegated to a passive role, or of failing to master the task of integration management. This would mean not achieving the hoped-for synergies.

The Bank has been very active in this area in recent years. Through the merger with Bank Austria in 2000, we completed one of the first major cross-border transactions in Europe.

Developments in retail banking

The retail side of the business, one of the main pillars of our Bank of the Regions concept, is also undergoing far-reaching structural transformations. The causes for this include the high cost of traditional branch-based sales and marketing, the increasing differentiation of sales channels, which is also driving costs upwards, and finally the rising demands of customers, who expect banks to give them cheap service for standard products while backing up complex products with competent advice. The challenges faced by management in this area are to identify new revenue sources and at the same time to reduce sales and processing costs with no loss of quality from the customer's standpoint.

Featuring prominently in efforts to secure new income sources is bancassurance, a product area that experienced a revival on the German market last year. The Bank has cooperated with VICTORIA for years now in this segment. Through a strategic partnership with Munich Re, this cooperative approach has now been extended to all primary insurers in the ERGO Group. The scope of the cooperative arrangement primarily involves the parties selling their partners' insurance and banking products while benefiting from their sales competence.

This intensifying cooperation between banks and insurance companies illustrates another general trend in the retail segment, namely the break-up of the traditional value creation chain, where a single provider always controlled both the marketing and production of the services offered to the customer. The use of new communication technologies is making it easier for banks to dissect the value chain, either selling their own products and services through independent financial advisors or purchasing such products and services from third parties for the banks' own selling operations. HypoVereinsbank has been a trailblazer in selling third-party funds, at the same time strengthening our position as a competent and objective investment partner for our customers. On the other hand, strategic risk arises here through the choice of the correct partner, since the Bank can no longer directly influence the quality of the products offered.

This trend is also evident in the processing of our services. For instance, our Financial Markets Service Bank is positioned as a transaction bank for clearing securities orders, offering its services not only to the Group's own banking subsidiaries, but also to outside banks and customers. Our goal is to achieve economies of scale in the production of banking services, thus significantly reducing the cost base of our service production, which will ultimately benefit our customers.

Real estate finance

Especially in the second half of 2001, our real estate financing business felt the impact of the worldwide economic downswing, which, in Germany, now fits the definition of a recession. At the same time, the anticipated trend towards generally higher market volatility and deepening regional differentiation has been confirmed.

With uncertainty remaining as to future trends in the economy as a whole, the overall market situation for commercial and residential property is expected to remain difficult in 2002.

The Bank is responding to the resulting risks by continuing to expand its skill base for market analysis and projections, reflected above all in continually improving market transparency.

Building on this know-how, we remain on course with our strategy of international diversification of our real estate finance portfolio. Key components of our risk management in support of this strategy are Groupwide standards for assessing creditworthiness, risk-adjusted pricing of loans and ongoing credit monitoring (for example regarding the application of funds). The focus is on first-class counterparties where the financed properties are subject to market-oriented assessment and calculation standards. Particularly the risk structure of our foreign business shows the efficiency of the tools applied there and the high level of market competence developed by the on-site real estate finance specialists.

We are increasingly stressing the importance of ensuring that assets meet the needs of the capital markets. This broadens our scope for active portfolio management through targeted, structured transactions. It also represents a sustainable approach to our goal of consistent portfolio diversification – which of course ensures risk diversification.

Personnel

Yet another strategic risk lies in the fact that the success of financial institutions depends very much on their ability to recruit and retain qualified employees, both for managerial and specialist positions. The labor market for qualified employees remains tight.

In light of this problem, the main risk factors relate to the three criteria employees apply when deciding to join or remain with a company: its corporate culture, whether the work is appropriately challenging, and whether it offers a competitive compensation package. At HypoVereinsbank, these issues are seen as crucially important.

Thanks to its Bank of the Regions strategy and its proven ability to pursue this strategy effectively, HVB Group today has acquired the reputation of being one of the most attractive employers in the German financial sector. We operate at the international level and attach great importance to innovative personnel marketing and systematic personnel development. In addition, we have a sophisticated compensation system (see "Our People" in the Annual Review). The challenges entailed by the Bank's ambitions are likely to attract highly ambitious employees.

On the whole, therefore, we believe we are well-positioned to continue recruiting skilled people in sufficient numbers, especially in the areas where we aim to achieve growth.

Staff cuts

A return on equity of 15% in 2004 will require increased revenues along with significant cost reductions. Consequently, the Bank has decided to eliminate a total of 9,100 positions within the Group between 2001 and 2004 and, in the interest of cost-effectiveness, to reduce employee capacity accordingly. The reductions will be distributed as follows:

- Private customer business, Germany: 2,200 positions
- BA/CA in Austria: 1,600 positions
- BPH/PBK in Poland: 4,000 positions
- HVB Real Estate: 800 positions
- Service divisions: 500 positions

In anticipation of these plans, the Bank left approximately 500 positions vacant in 2001, mainly in the retail side of the business in Germany, in addition to the program already planned for the year. The remaining cuts will be carried out mainly in 2002. For the Bank, further reductions of 1,110 positions are planned in the German segment, including staff functions, and another 150 positions in other staff functions. The 1,110 positions include 480 in retail sales and marketing, 100 in corporate sales and marketing, 330 in production units and 200 in staff functions within the segment. By 2004, we plan to have completed the entire program (see "Our People" in the Annual Review).

The reduction plans call for the cost-cutting targets to be achieved without negative effects on revenues or the performance of essential functions. Key projects are efforts to improve efficiency in the German private customer business (staff functions, production and sales), the pooling of real estate activities at HVB Real Estate, and the streamlining of central functions.

Admittedly, our plans to reduce the total number of positions are ambitious; however, they can certainly be achieved. We will rely on normal staff turnover and make every effort to reassign employees to other vacant positions within the Group. For cases where this is not possible, we have a wide range of tools that meet with a high level of acceptance among staff, including early retirement, special part-time arrangements for older staff, reduction in working hours, short-term sabbaticals, or placement through HVB TransFair or HVB Profil, whose employees are assigned to Group subsidiaries or other companies. And finally there is the possibility of contract termination by mutual agreement. We are therefore confident that with appropriate flexibility and mobility on the part of staff, we can achieve the personnel transition without resorting to compulsory layoffs.

4. SUMMARY

At HVB Group, the conscious, controlled assumption of risk and active risk management are key elements of professional management, and are thus decisive factors in sustainable shareholder value management. This is reflected in our integrated use of a comprehensive risk management system based on risk-return considerations encompassing all business activities and functions of our Bank. The transparent, closely intermeshed representation of risk and return components provides management with key decision-making input and provides a basis for all employees to operate within a "risk culture".

Risk management based on risk-return considerations

Our risks are quantified and monitored on a continuous basis by an organizationally independent, neutral Group Risk Control unit reporting directly to the Group Board. Until now, only the risk management units in the corporate and service divisions have been responsible for the operational management of their risks.

Since the beginning of 2002, risk controlling and Groupwide, cross-segment portfolio management have been the responsibility of the newly established function of Chief Risk Officer.

We classify our risks Groupwide by clearly defined risk types and measure them with comparable methods and uniformly established parameters (for example, a confidence level of 99%). By being able to aggregate all these risks and risk areas, we can represent the Bank's total risk, which is regularly compared against the capital available to the Bank to cover this risk. Furthermore, the rigorously consistent system of measuring risk forms the basis for Groupwide risk capital allocation to cover unexpected losses.

Due to their high quality, the methods and systems we employ to measure and manage our risks fulfil all relevant legal and regulatory requirements. This was again demonstrated in the year under review with the successful acceptance test of our new "internal model" for measuring interest rate fluctuation risks through the regulatory authorities.

Moreover, we are engaged in intensive preparations for the launch of the new equity capital coverage standards based on Basel 2 as of 2005/2006. Our know-how and experience enable us to play a formative role in consultations on this new body of regulations both at the level of the Association of German Banks and with the regulatory authorities.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

EXPENSES

			2001	2000
	€ millions	€ millions	€ millions	€ millions
1 **Interest payable**			14,954	14,906
2 **Fees and commissions payable**			257	240
3 **Net loss on financial operations**			—	—
4 **General administrative expenses**				
a) personnel expense				
aa) wages and salaries	1,369			1,301
ab) social security costs and expenses for pensions and other employee benefits	413			416
		1,782		1,717
including: for pensions €220 million				(215)
b) other administrative expenses		1,571		1,034
			3,353	2,751
5 **E-commerce expenses**			—	102
6 **Depreciation and amortization on property, plant and equipment, and intangible assets**			185	260
7 **Other operating expenses**			136	130
8 **Write-downs on loans and securities and additions to loan-loss provisions**			2,122	1,679
9 **Write-downs on participating interests, shares in affiliated companies, and investment securities**			69	—
10 **Expenses from absorbed losses**			91	108
11 **Transfers to special reserve item**			—	—
12 **Extraordinary expenses**			—	117
13 **Taxes on income**			311	212
14 **Other taxes, unless shown under 'Other operating expenses'**			19	17
15 **Net income**			557	706
Total expenses			**22,054**	**21,228**
1 **Net income**			557	706
2 **Transfers to retained earnings**				
a) to legal reserve		—		—
b) to reserve for treasury stock		—		—
c) to other retained earnings		100		250
			100	250
3 **Profit available for distribution**			**457**	**456**

INCOME

		2001	2000
	€ millions	€ millions	€ millions
1 Interest income from			
a) loans and money market operations	14,930		14,920
b) fixed-income securities and government-inscribed debt	2,509		2,257
		17,439	17,177
2 Current income from			
a) equity securities and other variable-yield securities	159		166
b) participating interests	61		60
c) shares in affiliated companies	718		826
		938	1,052
3 Income earned under profit-pooling and profit-and-loss transfer agreements		40	35
4 Fees and commissions receivable		1,285	1,478
5 Net profit on financial operations		328	383
6 Write-ups on bad and doubtful debts and on certain securities as well as write-backs of provisions for credit risks		1,245	898
7 Write-ups on participating interests, shares in affiliated companies, and investment securities		—	17
8 Other operating income		683	156
9 Income from the release of special reserve item		96	32
10 Extraordinary income		—	—
11 Income from the release of reserves pursuant to Section 340f, Commercial Code		—	—
Total income		**22,054**	**21,228**

BALANCE SHEET
AT DECEMBER 31, 2001

ASSETS		Dec. 31, 2001	Dec. 31, 2000
	€ millions	€ millions	€ millions
1 Cash reserve			
a) cash on hand	440		431
b) balances with central banks	2,188		1,219
including: with Deutsche Bundesbank			
€1,535 million			(1,083)
		2,628	1,650
2 Treasury bills and other bills eligible for refinancing with central banks			
a) Treasury bills and zero-interest treasury notes and similar securities issued by public authorities	100		22
including: eligible for refinancing with Deutsche Bundesbank			
€88 million			(—)
b) bills of exchange	241		226
including: eligible for refinancing with Deutsche Bundesbank			
€241 million			(226)
		341	248
3 Placements with, and loans advances to, other banks			
a) repayable on demand	14,108		10,432
b) other loans and advances	48,157		36,452
		62,265	46,884
including: mortgage loans			
€12 million			(24)
municipal loans			
€1,033 million			(1,344)
4 Loans and advances to customers		214,536	203,494
including: mortgage loans			
€111,387 million			(109,609)
municipal loans			
€21,084 million			(22,886)
other loans secured by real-estate liens			
€7,168 million			(7,858)
Amount carried forward:		279,770	252,276

LIABILITIES

	€ millions	€ millions	Dec. 31, 2001 € millions	Dec. 31, 2000 € millions
1 Amounts owed to other banks				
a) repayable on demand		15,653		12,462
b) with agreed maturity dates or periods of notice		75,153		62,728
			90,806	75,190
including: registered mortgage bonds in issue				
€3,375 million				(3,329)
registered municipal bonds in issue				
€775 million				(1,129)
bonds given to lender as				
collateral for funds borrowed:				
registered mortgage bonds				
€21 million				(23)
and registered municipal bonds				
€40 million				(40)
2 Amounts owed to other depositors				
a) savings deposits				
aa) with agreed period of notice of three months	8,068			8,490
ab) with agreed period of notice				
of more than three months	274			335
		8,342		8,825
b) registered mortgage bonds in issue		17,612		17,973
c) registered *municipal bonds in issue*		5,722		6,241
d) other debts				
da) repayable on demand	29,015			22,612
db) with agreed maturity dates or periods of notice	50,326			40,365
including: bonds given to lender				
as collateral for funds borrowed:				
registered mortgage bonds				
€674 million				(800)
and registered municipal bonds				
€434 million				(476)
		79,341		62,977
			111,017	96,016
Amount carried forward:			201,823	171,206

ASSETS

	€ millions	€ millions	Dec. 31, 2001 € millions	Dec. 31, 2000 € millions
Amount brought forward:			279,770	252,276
5 Debt securities and other fixed-income securities				
a) money market paper				
aa) issued by public authorities	10			3,105
including: those eligible for collateral for Deutsche Bundesbank advances: €— million				(—)
ab) issued by other borrowers	3,714			2,400
including: those eligible for collateral for Deutsche Bundesbank advances €661 million				(119)
		3,724		5,505
b) bonds and notes				
ba) issued by public authorities	18,522			14,452
including: those eligible for collateral for Deutsche Bundesbank advances €11,325 million				(7,043)
bb) issued by other borrowers	38,293			25,413
including: those eligible for collateral for Deutsche Bundesbank advances €18,141 million				(11,019)
		56,815		39,865
c) own debt securities		5,363		5,589
nominal value €5,220 million				(5,393)
			65,902	50,959
6 Equity securities and other variable-yield securities			8,799	10,572
7 Participating interests			1,925	1,798
including: in banks €582 million				(398)
in financial service institutions €— million				(—)
8 Shares in affiliated companies			14,487	13,734
including: in banks €11,206 million				(11,757)
in financial service institutions €177 million				(156)
9 Trust assets			30	32
including: loans granted on a trust basis €13 million				(14)
Amount carried forward:			370,913	329,371

LIABILITIES

	€ millions	€ millions	Dec. 31, 2001 € millions	Dec. 31, 2000 € millions
Amount brought forward:			201,823	171,206
3 Liabilities evidenced by paper				
a) debt securities in issue				
aa) mortgage bonds	37,056			31,867
ab) municipal bonds	13,516			17,071
ac) other bonds	86,502			77,240
		137,074		126,178
b) other liabilities evidenced by paper		127		733
including: money market paper				
€— million				(—)
acceptances and promissory notes				
€127 million				(733)
			137,201	126,911
4 Trust liabilities			30	32
including: loans taken out on a trust basis				
€13 million				(14)
5 Other liabilities			5,212	5,054
6 Deferred income				
a) from issuing and lending operations		822		980
b) other		371		266
			1,193	1,246
7 Provisions				
a) provisions for pension fund and similar obligations		1,190		1,129
b) tax provisions		650		485
c) other provisions		1,350		1,454
			3,190	3,068
8 Special reserve item			—	96
9 Subordinated liabilities			10,532	9,677
10 Participating interests outstanding			512	768
including: those due in less than two years				
€1 million				(257)
Amount carried forward:			359,693	318,058

ASSETS

		Dec. 31, 2001	Dec. 31, 2000
	€ millions	€ millions	€ millions
Amount brought forward:		370,913	329,371
10 Intangible assets		246	—
11 Property, plant and equipment		354	1,096
12 Treasury stock		—	—
nominal value €— million			(—)
13 Other assets		6,008	4,752
14 Deferred tax assets		—	185
15 Prepaid expenses			
a) from issuing and lending operations	419		434
b) other	160		479
		579	913
Total assets		**378,100**	**336,317**

LIABILITIES

	€ millions	€ millions	Dec. 31, 2001 € millions	Dec. 31, 2000 € millions
Amount brought forward:			359,693	318,058
11 Special fund for general banking risks[1]			200	200
12 Shareholders' equity				
a) subscribed capital		1,609		1,607
divided into:				
521,735,101 shares of common bearer stock				
14,553,600 shares of registered non-voting preferred stock				
b) additional paid-in capital		13,273		13,228
c) retained earnings				
ca) legal reserve	56			56
cb) reserve for treasury stock	—			—
cc) other retained earnings	2,812			2,712
		2,868		2,768
d) profit available for distribution		457		456
			18,207	18,059
Total liabilities and shareholders' equity			**378,100**	**336,317**
1 Contingent liabilities				
a) contingent liabilities on rediscounted bills of exchange credited to borrowers		—		—
b) liabilities under guarantees and indemnity agreements		28,744		21,949
c) contingent liabilities on assets pledged as collateral for third-party debts		—		—
			28,744	21,949
2 Other commitments				
a) commitments from the sale of assets subject to repurchase agreements		—		—
b) placing and underwriting commitments		—		—
c) irrevocable lending commitments		47,173		43,197
			47,173	43,197

[1] cf. page 55

Notes

LEGAL BASIS

The financial statements of Bayerische Hypo- und Vereinsbank Aktiengesellschaft (the "Bank" or "HypoVereinsbank") for the 2001 fiscal year are prepared in accordance with the accounting regulations in the German Commercial Code (HGB), the German Stock Corporation Act (AktG), the German Mortgage Banking Act (HypBankG), and the Regulation Governing Disclosures in the Financial Statements of Banks and Similar Financial Institutions (RechKredV).

The Bank is active in all of the sectors served by commercial and mortgage banks. Therefore, under Section 24 of the Mortgage Banking Act, the Bank is required by the Regulation Governing Disclosures in the Financial Statements of Banks and Similar Financial Institutions to supplement the general accounting format with the items required for mortgage banks.

CHANGES WITHIN HYPOVEREINSBANK

As a result of spin-offs, takeovers and transfers of business activities, and disposals, a number of changes have taken place within HypoVereinsbank during the year under review, with a view to enhancing the efficiency of the HVB Group's organizational structure. These are significant when analyzing the figures for individual items in the annual financial statements. This specifically relates to:

1. Spin-off of Buildings and Administration division
In an first move to consolidate real estate activities within the HVB Group, effective January 1, 2001 the Bank span off the Buildings and Administration division, together with the associated real estate and property companies, from HypoVereinsbank to HVB Gesellschaft für Gebäude mbH & Co. KG in accordance with the German Transformation of Companies Act (UmwG).

Hence the assets transferred to this company are no longer carried in the Bank's balance sheet; the transfers were made at book value. Services invoiced to the Bank by this company are posted to other administrative expenses.

2. Transfer of business activities to other companies

Service functions previously performed by HypoVereinsbank were transferred to other companies during the year under review as follows:

- HVB Systems GmbH at August 1, 2001. The IT division was transferred to the already consolidated FMIS Financial Markets Information Services GmbH, which was simultaneously renamed HVB Systems GmbH.
- Food and more GmbH at July 1, 2001.

The services charged to the Bank by these companies are included in other administrative expenses. Profit-and-loss transfer agreements have been signed with both companies.

3. Takeovers and transfers relating to the integration of Bank Austria

a) Takeovers of companies and business activities:

- BA/CA Deutschland was absorbed into HypoVereinsbank retroactively at January 1, 2001.
- Bank Austria's subsidiaries and offices in Western Europe (including Germany but excluding Austria), the Americas and Asia have been transferred to HypoVereinsbank and consolidated with the existing units. An agency agreement was concluded for the Bank Austria office in New York, which has not yet been transferred, allowing for this unit's net income to accrue to HypoVereinsbank.
- CB Bank Austria Creditanstalt (Russia) ZAO acquired and merged with International Moscow Bank at October 1, 2001.
- Banco BBA-Creditanstalt S.A., Brazil, taken over at December 15, 2001.

b) Companies and business activities in CEE countries transferred to Bank Austria:

- SKWB Schoellerbank AG
- BPH Bank Przemyslowo-Handlowy S.A. in stages; merged at year-end with Powszechny Bank Kredytowy S.A. (now Bank Przemyslowo-Handlowy PBK S.A.)
- HypoVereinsbank CZ a.s. (now HVB Bank Czech Republic a.s.)
- HypoVereinsbank Hungaria Rt. (now HVB Bank Hungary Rt.)
- HypoVereinsbank Slovakia a.s. (now HVB Bank Slovakia a.s.)
- Zagreb office

The transfers were made at book value.

4. Disposals

- Foreign & Colonial, sale at March 20, 2001 of the Bank's direct holding as well as the stake held indirectly by Hypo UK Holdings. The gain on disposal of the direct holding is included under other income less other expenses in the Statement of Income shown in the Management Report, while the gain on disposal of the indirect holding accrued to the Bank under net interest income in the form of a higher dividend payment from the subsidiary.
- FGH Bank N.V. was transferred to HVB Real Estate Bank Aktiengesellschaft at December 28, 2001. The resulting gains are included in full under other income less other expenses in the Statement of Income shown in the Management Report.

ACCOUNTING, VALUATION AND DISCLOSURE

Changes in accounting and valuation methods as well as disclosure modifications are indicated for the respective item.

Treasury bills and other bills (asset item 2) are shown at their cash value, that is, less any discounted amounts.

Loans and advances (asset items 3 and 4) are valued strictly at the lower of cost or market as stipulated in Section 253 (3) 1, German Commercial Code. The Bank creates specific loan-loss provisions and accruals to the amount of the anticipated loss for all identifiable exposure to national and international lending risk. Specific loan-loss provisions and accruals are reversed as soon as the lending risk has ceased, or used if the receivable is classified uncollectible or written off.

The Bank makes general loan-loss provisions or sets up reserves for cross-border loans involving acute transfer risk and guarantees with comparable risk. Country-specific risk provisions are created to cover renegotiated loans and other finance facilities (due in more than one year). Sound assets pledged to the Bank as security reduce the Bank's exposure to loan-loss risk. The group of countries with acute transfer risk and the corresponding write-down rate are updated regularly to take account of the current risk situation.

Latent lending risks are covered by global provisions where appropriate and where permitted under local regulations. When assessing domestic latent lending risks, the Bank applies the principles of the German tax regulations allowing financial institutions to deduct global provisions. The Bank recognizes loan losses for which adequate specific provisions have not been created, as consumption of general provisions.

Like other loans and advances, mortgage loans are shown at their nominal values. Differences between the nominal amount and the actual amount paid out are included under either prepaid expenses or deferred income, and amortized over the period to which they apply.

Securities are shown under the items debt securities and other fixed-income securities (asset item 5) and equity securities and other variable-yield securities (asset item 6). Depending on specific criteria like holding period and purpose, all securities are classified as held for trading purposes, as investment securities, or as held for liquidity purposes (securities treated neither as held for trading purposes nor as investment securities). The Bank's total holdings consist of 46.3% held for trading purposes, 47.6% held for liquidity purposes, and 6.1% investment securities. Write-downs are only taken on investment securities in the event of identifiable default risk. Securities held for trading or liquidity purposes are valued, by type of security, strictly at the lower of the moving average value or the market price at the balance sheet date, as provided for in Section 253 (3) 1, German Commercial Code. Securities held for trading or liquidity purposes are generally held as part of portfolios; in such cases, they are treated in accordance with the valuation-unit principles (cf. the following notes).

As a rule, transactions involving derivatives are not reported in the balance sheet because they represent pending transactions. As hedging or trading holdings, they are classified according to their purpose although trading holdings can also perform a hedging function. Such instruments are valued individually irrespective of whether they perform a hedging or a trading function.

The fair and true view principle notably requires commercially proper treatment for derivative financial instruments, preventing misleading distortions of earnings. Consequently, the Bank has established documented, pre-defined valuation units which are subject to strict preconditions; these are made up of underlying on-balance-sheet transactions (such as fixed-income securities) and associated hedging instruments (such as interest rate swaps) for the same type of risk. Within the individual valuation units, the results of valuing the individual financial instruments are netted. Any residual profit is disregarded when net income is computed; a loss is covered by appropriate provisions for anticipated losses on pending transactions. This procedure is applied both for the trading portfolios and normally for the bank book portfolios.

Exhaustive information about the Bank's forward contracts, complete with detailed breakdowns of the notional amounts and counterparty structure, is included in the Risk Report.

Participating interests and shares in affiliated companies (asset items 7 and 8) are shown at acquisition cost or – if there is a permanent reduction in value – at the lower value prevailing at the balance sheet date.

Where the Bank holds a controlling interest, profits and losses of partnerships, and dividends paid by limited or incorporated companies, are recognized in the year in which they arise. Interest earned on HypoVereinsbank's dormant holding in HVB Banque Luxembourg S.A., Luxembourg, depends on the latter's net profit, and is shown as income for the corresponding period.

When disclosing income from write-ups on participating interests, shares in affiliated companies and investment securities (income item 7) and write-downs on these investments (expense item 9), the Bank has exercised the option allowed under Section 340c (2) 2, German Commercial Code. The Bank nets out the respective expense and income items which also contain the results from the disposal of financial assets.

Pursuant to Section 255 (4) 2 of the German Commercial Code, the goodwill carried under intangible assets (asset item 10) will be amortized on a lump-sum basis starting next fiscal year.

Property, plant and equipment (asset item 11) is valued at acquisition or production cost and – insofar as the assets are depreciable – less scheduled depreciation using the straight-line method based on their expected useful life. In such cases, the useful lives are closely related to the depreciation rules specified in Section 7 of the German Income Tax Act in conjunction with the official depreciation tables for equipment. Minor fixed assets are fully expensed in the year of acquisition and shown as additions and disposals in the analysis of non-current assets. Additions to furniture and office equipment are depreciated pro rata temporis in the year of acquisition.

Liabilities (liability items 1 to 3 and 9) are shown on the basis of the actual amount payable. Any difference between this sum and the issue amount is carried under deferred income and amortized as appropriate. However, discounted liabilities are shown at cash value.

Provisions for taxes, liabilities of uncertain amount and anticipated losses on pending transactions (liability item 7) have been assessed in accordance with the prudence and due diligence concept; they cover the anticipated amounts to be drawn and are stated at nominal values, provided the regulations governing the balance sheet do not require discounting. Pension provisions are set up at the highest amount permitted under the relevant tax legislation, in accordance with actuarial principles, by applying an assumed interest rate of 6% on the future pension commitment; as provided for in Section 6a, German Income Tax Act, in conjunction with Regulation 41, German Income Tax Regulations, such provisions are based on present values. In line with the tax requirements, the Bank allocated a final third to the total to cover the adjusted amount arising from the mortality tables revised in 1998.

The timing differences between taxable income and accounting income are determined in a statistical working paper. Deferred tax assets and liabilities are netted. The previously disclosed net assets are, compliant with Section 274 (2) of the German Commercial Code, no longer included. In contrast to last year, e-commerce expenses are no longer shown in a separate item in the statement of income; they are now included in general administrative expenses instead.

Net income for the year is not affected by additional tax-related depreciation allowances or omitted write-ups.

FOREIGN CURRENCIES

Amounts in foreign currency are translated in accordance with the principles set forth in Section 340h, German Commercial Code. In addition, the Bank observes the suggestions for currency translation by banks given in Comment 3/1995 of the German Institute of Accountants' Expert Committee on Banks. As a result, assets and liabilities denominated in foreign currency and spot transactions outstanding at the balance sheet date are always converted into euros using market rates applicable at the balance sheet date. On the other hand, investment securities with no special cover are translated at the exchange rate applicable at the time of acquisition. Outstanding forward transactions are translated at the forward rate effective at the balance sheet date.

Earnings arising from the translation of items affecting the balance sheet and from the valuation of forward contracts at year-end are included in the statement of income. Due to the high rate of turnover, unrealized earnings from outstanding positions in money transfer operations are recognized in the period they arise. This does not give rise to any significant deferments of earnings. Where it holds strategic currency positions, the Bank sets up provisions for anticipated losses on pending transactions for valuation losses. Unrealized valuation gains, on the other hand, are not incorporated.

BREAKDOWN BY MATURITY OF SELECTED ASSET ITEMS

in millions of €		2001	2000
A 3 b)	Other loans and advances to banks		
	with residual maturity of		
	less than 3 months	36,690	26,705
	at least 3 months but less than 1 year	5,101	4,207
	at least 1 year but less than 5 years	4,882	4,380
	5 years or more	1,484	1,160
A 4)	Loans and advances to customers		
	with residual maturity of		
	less than 3 months	22,707	22,597
	at least 3 months but less than 1 year	12,607	10,659
	at least 1 year but less than 5 years	43,952	37,572
	5 years or more	119,579	118,603
	No fixed maturity	15,691	14,063
A 5)	Debt securities and other fixed-income securities		
	Amounts due in following year	14,341	14,528

BREAKDOWN BY MATURITY OF SELECTED LIABILITY ITEMS

in millions of €		2001	2000
L 1 b)	Amounts owed to other banks		
	with agreed maturity dates or periods of notice		
	with residual maturity of		
	less than 3 months	47,105	35,870
	at least 3 months but less than 1 year	11,902	13,699
	at least 1 year but less than 5 years	9,638	7,106
	5 years or more	6,508	6,053
	Amounts owed to other depositors		
L 2 ab)	Savings deposits with agreed periods of notice of at least 3 months		
	with residual maturity of		
	less than 3 months	8	8
	at least 3 months but less than 1 year	87	119
	at least 1 year but less than 5 years	179	208
	5 years or more	—	—
L 2 b)	Registered mortgage bonds in issue		
L 2 c)	Registered public-sector bonds in issue		
L 2 db)	Other debts with agreed maturity dates or periods of notice		
	with residual maturity of		
	less than 3 months	32,384	25,150
	at least 3 months but less than 1 year	3,696	3,612
	at least 1 year but less than 5 years	20,169	17,600
	5 years or more	17,411	18,217
	Liabilities evidenced by paper		
L 3 a)	Debt securities in issue		
	Amounts due in following year	60,306	54,475
L 3 b)	Other liabilities evidenced by paper		
	with residual maturity of		
	less than 3 months	127	733
	at least 3 months but less than 1 year	—	—
	at least 1 year but less than 5 years	—	—
	5 years or more	—	—

AMOUNTS RECEIVABLE FROM AND PAYABLE TO AFFILIATES AND COMPANIES IN WHICH PARTICIPATING INTERESTS ARE HELD

in millions of €	Affiliates	Affiliates	Participating interests	Participating interests
	2001	2000	2001	2000
Placements with, and loans and advances to, other banks	32,954	20,600	670	338
Loans and advances to customers	6,029	7,150	1,076	1,267
Debt securities and other fixed-income securities	3,946	2,539	174	5
Amounts owed to other banks	13,044	8,452	438	376
Amounts owed to other depositors	6,769	3,645	1,045	200
Liabilities evidenced by paper	6,190	7,474	62	21
Subordinated liabilities	1,753	902	—	—

TRUST BUSINESS

Trust business assets and liabilities break down as follows:

in millions of €	2001	2000
Placements with, and loans and advances to, other banks	—	—
Loans and advances to customers	13	15
Equity securities and other variable-yield securities	—	—
Participating interests	17	17
Other assets	—	—
Trust assets	**30**	**32**
Amounts owed to other banks	13	15
Amounts owed to other depositors	17	17
Other liabilities	—	—
Trust liabilities	**30**	**32**

FOREIGN-CURRENCY ASSETS AND DEBT

Around 69.6% of the Bank's foreign-currency holdings consist of U.S. dollars, 7.2% of yen, and 14.1% of pounds sterling.

The amounts shown represent the euro equivalents of all currencies. The differences in amount between assets and liabilities are generally offset by off-balance-sheet transactions.

in millions of €	2001	2000
Assets	100,977	78,419
Debt	120,516	94,383

SUBORDINATED ASSET ITEMS

The following balance sheet items contain subordinated assets:

in millions of €	2001	2000
Placements with, and loans and advances to, other banks	455	246
Loans and advances to customers	231	70
Debt securities and other fixed-income securities	842	822
Equity securities and other variable-yield securities	2	6
thereof: own participating certificates in market-smoothing portfolio	—	1

MARKETABLE DEBT AND EQUITY SECURITIES

The listed and unlisted marketable securities included in the respective balance sheet items break down as follows:

in millions of €	Total marketable securities 2001	Total marketable securities 2000	of which: listed 2001	of which: listed 2000	of which: unlisted 2001	of which: unlisted 2000
Debt securities and other fixed-income securities	65,902	50,959	59,563	43,075	6,339	7,884
Equity securities and other variable-yield securities	7,739	9,527	7,672	9,432	67	95
Participating interests	301	781	289	778	12	3
Shares in affiliated companies	9,453	9,528	2,465	2,548	6,988	6,980

Marketable investment securities carried at €2,430 million in the balance sheet are not booked at the lower market value at the balance sheet date.

TREASURY STOCK

At the start of 2001 and at December 31, 2001, neither the Bank nor any controlled companies nor companies in which a majority interest is held had shares of HypoVereinsbank (treasury stock) in their portfolios.

The Annual General Meeting of Shareholders in May 2001 authorized HypoVereinsbank to buy and sell, until the conclusion of the next ordinary Annual General Meeting, however not later than October 31, 2002, treasury stock for trading purposes pursuant to Section 71 (1) No. 7 of the German Stock Corporation Act. The acquisition prices must not exceed or undercut by more than 10% the share's average standard price in the final auction on the XETRA trading system on the three consecutive days preceding each acquisition. The shares acquired and held for such purposes must not exceed 5% of HypoVereinsbank's capital stock at the end of each day.

To ensure an orderly market in HypoVereinsbank shares and to facilitate trading as permitting under Section 71 (1) No. 1 and No. 7 of the German Stock Corporation Act, respectively, and in accordance with the applicable legal requirements, a total of 38,718,003 shares of treasury stock were purchased by the Bank and controlled or majority-owned companies at an average price of €46.04 per share and resold at an average price of €45.85 per share as part of normal securities trading. The resulting gains are recognized as current income. This amounts to the equivalent of €116 million, or 7.2% of capital stock.

ANALYSIS OF NON-CURRENT ASSETS

in millions of €	Acquisition/production cost			Acquisition/production cost	
	Jan. 1, 2001	Disposals due to partial spin-off	Jan. 1, 2001 after partial spin-off	Additions during fiscal year	Disposals during fiscal year
	1	2	3	4	5
Intangible assets	—	—	—	246	—
Property, plant and equipment	2,223	1,273	950	138	75
including: Leased assets	51	—	51	—	—
Other	28	—	28	—	3
	Acquisition cost				
Participating interests	2,213				
Shares in affiliated companies[2]	14,874				
Investment securities	—				

[1] Use has been made of the possibility of combining amounts allowed by Section 34 (3), Regulation Governing Disclosures in the Financial Statements of Banks and Financial Institutions

[2] Including the shares in Brau und Brunnen AG intended for resale taken over from Porta GmbH in 1995

[3] Including gains/losses on foreign currency transactions

The highest number of shares of treasury stock held during the year, including shares earmarked for employees, was 1,009,306, equivalent to €3 million, or 0.2% of capital stock.

Within the scope of lending operations, the Bank and its controlled companies or companies in which a majority interest is held had, in accordance with Section 71e (1) 2 of the German Stock Corporation Act, received a total of 1,474,265 shares as collateral as of year-end. This represents an amount of €4 million, or 0.3% of capital stock.

INTANGIBLE ASSETS

The former Bank Austria offices in London, Singapore and Hong Kong were integrated by the Bank in 2001. The consolidation of branches is accounted for using the acquisition method. Compliant with Section 255 (4) 2 of the German Commercial Code, the accrued goodwill of €246 million will be amortized on a lump-sum basis starting next fiscal year.

		Depreciation/amortization				Net book value	
Reclassifications during fiscal year[3]	Write-ups during fiscal year	Accumulated	Disposals Accumulated due to partial spin-off	Accumulated after partial spin-off	during fiscal year	Dec. 31, 2001	Dec. 31, 2000
6	7	8	9	10	11	12	13
—	—	—	—	—	—	246	—
—	—	1,253	594	659	185	354	1,097
—	—	32	—	32	2	19	20
—	—	—	—	—	—	25	28
Changes +/–[1]						Net book value Dec. 31, 2001	Net book value Dec. 31, 2000
–288						1,925	1,799
–387						14,487	13,734
+ 4,581						4,581	—

PROPERTY, PLANT AND EQUIPMENT

in millions of €	2001	2000
Land and buildings used by the Bank in its operations	—	380
Furniture and office equipment	354	686
including: Leased assets	19	20

Land and buildings together with some furniture and office equipment are being transferred to HVB Gesellschaft für Gebäude mbH & Co. KG as part of the partial spin-off of the Buildings and Administration unit.

OTHER ASSETS

in millions of €	2001	2000
Collection paper, such as checks, matured debentures, interest and dividend coupons	452	292
Premiums paid on options pending	2,308	2,062
Claims to dividends	707	600
Equalization item for revaluation of tied currency positions	711	611
Shares for resale	232	274
Purchase price receivables	537	6
Capital investments with life insurers	255	226
Claims to tax reimbursements	378	257

PREPAID EXPENSES

in millions of €	2001	2000
Discounts on funds borrowed	404	413
Premiums on amounts receivable	15	21

ASSETS ASSIGNED OR PLEDGED AS SECURITY FOR OWN LIABILITIES

Assets totaling €25,209 million were assigned or pledged as security for the following liabilities:

in millions of €	2001	2000
Amounts owed to other banks	22,073	15,701
Amounts owed to other depositors	3,136	1,439
Liabilities evidenced by paper	—	—
Contingent liabilities	—	—

Among other things, assets pledged as security for own liabilities concern special credit facilities granted by KfW and similar institutions, which the Bank has issued as loans in compliance with their conditions, and collateral provided for obligations to return in securities lending transactions.

As a seller under repurchase agreements, the Bank entered into sale and repurchase transactions for securities with a book value of €17,625 million. These securities continued to be capitalized, with the respective compensation being classified as a liability. For the most part, they include open-market transactions with Deutsche Bundesbank and international money market transactions.

At the balance sheet date, the Bank had pledged securities worth a nominal €2,072 million as collateral for transactions with EUREX, Clearstream Banking Luxembourg, and Clearstream Banking Frankfurt.

In international operations, at year-end assets worth €3,258 million were pledged by the Bank to central banks and other institutions in accordance with local regulations in various countries.

OTHER LIABILITIES

in millions of €	2001	2000
Offsetting item for swaps and tied currency positions	69	447
Premiums received on options pending	2,444	2,070
Accrued interest on participating certificates outstanding	35	59
Liabilities from allowances paid to and losses absorbed from subsidiaries	361	261
Liabilities from short securities positions	1,650	1,636
Liabilities arising from the restructuring of American operations	–	171
Obligations arising from debts assumed	372	91

DEFERRED INCOME

Discounts on amounts receivable shown at nominal value totaled €784 million.

PROVISIONS

Other provisions include the following items:

in millions of €	2001	2000
Provisions for losses on loans and advances	276	486
Anticipated losses on pending transactions	373	367
Provisions for uncertain liabilities	701	602
of which:		
Bonus payments on savings plans	26	31
Anniversary bonus payments	66	62
Payments for early retirement, pre-retirement part-time working, etc.	65	51
Payments to employees	178	239
Total other provisions	**1,350**	**1,455**

SPECIAL RESERVES

Write-downs on shares in affiliated companies and participating interests taken in earlier years have, due to new tax regulations, been reversed where the value has increased again. Compliant with Section 52 (16) 3 of the German Income Tax Act, the Bank posted €128 million of this book profit to special reserves in 1999, of which the remaining amount of €96 million was written back in full at the beginning of the year under review.

SUBORDINATED LIABILITIES

This item includes accrued interest of €186 million. The Bank incurred interest expenses of €618 million in 2001 in this respect.

The borrower cannot be obliged to make early repayment in the case of subordinated liabilities. In the event of insolvency or liquidation, subordinated loans are only repaid after all primary creditors have been reimbursed. For the purposes of a bank's liable funds as defined under banking supervisory regulations, subordinated liabilities are regarded as supplementary or tier III capital.

In 2001, no item exceeded 10% of total subordinated liabilities.

PARTICIPATING CERTIFICATES OUTSTANDING

1991 convertible bearer participating certificates, securities identification number 802 018	Nominal value, restated in € millions
Total participating certificates	1
subdivided into	
1,879 at €511.29 (DM 1,000) each	
6 at €5,112.92 (DM10,000) each	

The holders of participating certificates are entitled to annual interest payments of 9.25% of the nominal value, with priority over dividend payments to shareholders. The interest payment diminishes, with entitlement to subsequent payment, insofar as a payout would result in a net loss for the year.

Redemption is at nominal value, subject to a participation in losses, on the day following the Annual General Meeting regarding fiscal 2001. Certificate holders participate in a net loss for the year through a proportionate decrease in the redemption amount to which they are entitled. This amount is compensated up to the nominal value up to from net profits in subsequent years.

The share-conversion rights attached to the participating certificates expired on December 15, 1999.

While the holders of participating certificates have creditors' rights, they are not entitled to a share of the proceeds on liquidation.

1997 bearer participating certificates, securities identification number 802 180	Nominal value, restated in € millions
Total participating certificates	511
subdivided into	
1,000,000 at €511.29 (DM1,000) each	

The holders of participating certificates are entitled to annual interest payments of 6.75% of the nominal value, with priority over dividend payments to shareholders. The interest payment diminishes, without any entitlement to subsequent payment, insofar as a payout would result in a net loss for the year.

Redemption is at nominal value, subject to a participation in losses, on the day following the Annual General Meeting regarding fiscal 2007. Certificate holders participate in a net loss for the year through a proportionate decrease in the redemption amount to which they are entitled. This amount is compensated up to the nominal value up to from net profits in subsequent years.

While the holders of participating certificates have creditors' rights, they are not entitled to a share of the proceeds on liquidation.

For the Bank, the participating certificates are classified as shareholders' equity in the sense of Section 10 (5), German Banking Act.

SHAREHOLDERS' EQUITY

ANALYSIS OF SHAREHOLDERS' EQUITY SHOWN IN THE BALANCE SHEET

	in millions of €	in millions of €
Subscribed capital at January 1, 2001	1,607	
Addition from capital increase for employee shares	2	
Balance at December 31, 2001		1,609
Additional paid-in capital at January 1, 2001	13,228	
Transfer of premiums due to capital increase	45	
Balance at December 31, 2001		13,273
Retained earnings		
Legal reserve		
Balance at January 1, 2001	56	
Transfer from net income for the year	—	
Balance at December 31, 2001		56
Other retained earnings		
Balance at January 1, 2001	2,712	
Transfer from net income for the year	100	
Balance at December 31, 2001		2,812
Profit available for distribution at January 1, 2001	456	
Dividend payout of HypoVereinsbank for 2001	(456)	
Net income	557	
Transfer to other retained earnings from net income for the year	(100)	
Balance at December 31, 2001		457
Shareholders' equity at December 31, 2001		**18,207**

The capital increase in April for employee shares (800,000) was completed in part by using authorized capital. At December 31, 2001, subscribed capital totaled a nominal €1,609 million.

AUTHORIZED CAPITAL

Year authorized	Original amount	Amount remaining	Available until
	€ millions	€ millions	
2001	780	780	May 22, 2006

The authorized capital from 2000 lapsed as the result of a resolution adopted at the Annual General Meeting of Shareholders in May 2001.

CONDITIONAL CAPITAL

in millions of €	Dec. 31, 2001	End of period
AGM resolution 2000	300	May 3, 2005

HOLDINGS OF BAYERISCHE HYPO- UND VEREINSBANK AG CAPITAL STOCK IN EXCESS OF 5%

in %	2001	2000
Allianz AG	13.7	13.7
E.ON AG	6.6	6.6
AV-Z Kapitalgesellschaft mbH	5.2	—
Münchener Rückversicherungs-Gesellschaft AG	5.1	5.1
BA Holding AG	—	21.3

HOLDINGS PURSUANT TO SECTION 285 NO. 11, GERMAN COMMERCIAL CODE

The complete list of holdings is filed in the Commercial Register in Munich and can be called up via the Bank's homepage:

www.hvbgroup.com

NOTES TO THE STATEMENT OF INCOME

The condensed statement of income is shown with the Management Report.

SERVICES PERFORMED FOR THIRD PARTIES

The Bank performed significant services for third parties notably in portfolio and asset management, and in the brokerage of insurance, savings and loan contracts, and investment funds.

BREAKDOWN OF INCOME BY REGION

The following table shows a breakdown by region of
- interest receivable,
- current income from equity securities and other variable-yield securities, participating interests and shares in affiliated companies,
- income earned under profit-pooling and profit-and-loss transfer agreements,
- fees and commissions receivable,
- other operating income, and
- net profit on financial operations.

in millions of €	2001	2000
Germany	15,952	15,951
Rest of Europe	2,245	2,019
Americas	1,783	1,921
Asia	732	389

BREAKDOWN OF EXTRAORDINARY INCOME AND EXPENSES

Other operating expenses includes amounts for social facilities and personnel costs.

Moreover, the Bank again increased considerably its contribution to the "Remembrance, Responsibility and the Future" German Economic Foundation Initiative, to which it had already made a substantial payment in 2000.

The Bank realized income of €555 million on the merger of a financial company through which it hedged part of its strategic shareholdings and conducted short-term money dealings.

Other operating income additionally includes rental income, gains from sales of real estate, and leasing income totaling €3 million.

TAXES ON INCOME

€185 million of the total taxes on income relates to the reversal of deferred tax assets compliant with Section 274 (2), German Commercial Code, and €145 million to earnings from ordinary business. The amounts shown for taxes on income and other taxes have been reduced by €32 million for tax expenses transferred to other Group companies.

DISTRIBUTION OF EURO NOTES AND COINS

Deutsche Bundesbank started shipping euro notes and coins in September 2001 in an exercise called frontloading, after which the Bank commenced onward distribution to its business customers, or sub-frontloading. On December 17, 2001, starter kits worth €10.23 each were made available to retail customers against payment of DM20.00.

In all, the Bank obtained notes and coins worth €1,369 million from Deutsche Bundesbank, €286 million of which were passed on to business customers and banks by the end of the year. Retail customers purchased a total of 1.2 million starter kits worth an aggregate of €12 million in December of 2001, which left the Bank and its selected cash-transportation companies with €1,071 million for distribution in 2002.

CONTINGENT LIABILITIES AND OTHER FINANCIAL COMMITMENTS

The following table shows the breakdown of contingent liabilities arising from guarantees and indemnity agreements totaling €28,744 million.

in millions of €	2001	2000
Loan guarantees	5,740	3,752
Guarantees and indemnity agreements	21,309	16,765
Documentary credits	1,695	1,432

Irrevocable lending commitments totaling €47,173 million break down as follows:

in millions of €	2001	2000
Book credits	43,324	38,391
Mortgage and municipal loans	2,480	2,891
Guarantees	1,177	1,645
Bills of exchange	192	270

Other financial commitments arising notably from real estate and IT operations total around €383 million each year. A large part of the total relates to contracts with subsidiaries. The contracts run for standard market periods and no charges have been put off to future years.

The Bank has declared its intent to offset, by means of income subsidies, any losses incurred by hotel operating companies in which it holds an indirect majority stake.

As part of real estate financing and development operations, the Bank assumes rental obligations or undertakes rental guarantees on a case-by-case basis to make fund constructions more marketable – in particular for lease funds and (closed) KG real estate funds offered by its H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH subsidiary. Provisions have been created to cover identifiable risks arising from such guarantees. The Bank has provided performance guarantees for the holders of shares in bond/money market funds offered by its capital investment subsidiaries.

Commitments for uncalled payments on shares not fully paid up amounted to €609 million at year-end 2001, and similar liabilities for shares in cooperatives totaled €1 million. Under Section 24 of the German Private Limited Companies Act, the Bank was also liable for defaults on such calls in respect of €6 companies for an aggregate of €17 million. Further payment commitments totaling €11 million relate to special funds.

Under Section 26 of the German Private Limited Companies Act and on the basis of its holding in Liquiditäts-Konsortialbank GmbH, Frankfurt am Main, the Bank was liable for calls for additional capital up to €45 million, and of €40 million with regard to CMP Fonds I GmbH at year-end 2001. In addition, under Article 5 (4) of the Articles of Incorporation, the Bank is jointly and severally liable for any defaults on such calls by members of the Association of German Banks.

At the balance sheet date, the Bank had unlimited personal liability arising from shares in 2 partnerships. Under Section 5 (10) of the by-laws of the Deposit Guarantee Fund, the Bank has undertaken to indemnify the Association of German Banks, Berlin, against any losses it might incur as a result of action taken on behalf of banks in which the Bank has a majority interest. The Bank has made similar representations for its mortgage banking subsidiaries in accordance with Section 3 (1) of the by-laws of the Deposit Guarantee Fund for Bank-Related Savings and Loan Associations.

STATEMENT OF RESPONSIBILITY

Bayerische Hypo- und Vereinsbank AG ensures that, to the extent of its shareholding, the companies set forth below are in a position to meet their contractual obligations except in the event of political risks.

1. Banks in Germany
Bankhaus Gebrüder Bethmann, Frankfurt/Main
Bankhaus Maffei & Co. KGaA, Munich
DAB Bank AG, Munich
Financial Markets Service Bank GmbH, Munich
Hanseatische Investitions-Bank GmbH, Hamburg
HVB Real Estate Bank Aktiengesellschaft, Munich
norisbank Aktiengesellschaft, Nuremberg
Vereins- und Westbank Aktiengesellschaft, Hamburg[1]
Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich
Westfälische Hypothekenbank Aktiengesellschaft, Dortmund
Württembergische Hypothekenbank Aktiengesellschaft, Stuttgart
2. Banks in other regions
Banco Inversión S. A., Madrid
Banco Popular Hipotecario S. A., Madrid
Bank Austria Aktiengesellschaft, Vienna[1]
Bank Przemyslowo-Handlowy PBK S. A., Cracow
Bank von Ernst & Cie. AG, Berne
direktanlage.at AG, Salzburg
FGH Bank N.V., Utrecht[2]
HVB Bank Ireland, Dublin
HVB Banque Luxembourg Société Anonyme, Luxembourg
HVB Real Estate Capital France S. A., Paris
HVB Singapore Limited, Singapore
Pfandbrief Bank International S. A., Luxembourg
3. Financial services institutions
HVB Finance (Delaware) Inc., Wilmington
HVB Finanziaria S.p.A., Milan
Schoeller Capital Management AG, Vienna
4. Financial companies
Bayerische Immobilien-Leasing GmbH, Munich[1]
Bayerische Immobilien-Leasing GmbH & Co. Verwaltungs-KG, Munich[1]
HVB Real Estate Capital Ltd., London
HVB Real Estate Capital Italia S.p.A., Milan
HVB Risk Management Products Inc., New York
5. Companies with bank-related auxiliary services
HypoVereinsFinance N.V., Amsterdam

[1] The company provides a Statement of Responsibility with the same wording for selected subsidiaries in its annual report

[2] held indirectly through HVB Real Estate Bank Aktiengesellschaft, Munich

KEY CAPITAL RATIOS

Pursuant to Section 10 (2) of the German Banking Act, equity capital consists of liable funds and tier III capital totaling €28,951 million.

The liable funds consist of core capital (tier I) and supplementary capital (tier II) totaling €27,031 million. The Bank has not credited the fund for general banking risks (€200 million) to core capital. This serves as a cushion for latent lending risks which had not been definitively assessed by the balance sheet date. Supplementary capital includes unrealized reserves pursuant to Section 10 (2b) 1 No. 6 and 7 of the German Banking Act accounting for €2,358 million.

STAFF

The average number of staff employed was as follows:

	2001	2000
Staff (excluding trainees)	22,365	23,555
of which:		
full-time	18,414	19,778
part-time	3,951	3,777
Trainees	1,619	1,611

The staff's length of service was as follows:

in %	Women	Men	2001
	(excluding trainees)		Total
25 years or more	13.3	22.0	17.1
15 to 25 years	16.8	18.4	17.5
10 to 15 years	19.1	15.7	17.6
5 to 10 years	26.3	19.6	23.7
less than 5 years	24.0	24.3	24.1

EMOLUMENTS

in millions of €	2001	2000
Board of Managing Directors of HypoVereinsbank	25	12
Supervisory Board of HypoVereinsbank	2	1
Advisory Board of HypoVereinsbank	1	1
Former members of the Board of Managing Directors of HypoVereinsbank and their surviving dependents	20	13

Regarding the increase in emoluments paid to managing directors in 2001, it should be remembered that the totals include variable remuneration for the good year in 2000 alongside the fixed amounts, that four new managing directors were added in 2001, and that market-compliant compensation for expiring long-term incentives accrued; hence any comparison is distorted by non-recurring effects. The rise in emoluments paid to former managing directors results from a general adjustment and the fact that several people ceased to actively serve on the Board of Managing Directors.

At December 31, 2001, the Bank had pension provisions for former members of the Board of Managing Directors and their surviving dependents totaling €87 million (€78 million). These amounts are shown at the present value computed in accordance with actuarial principles, subject to necessary adjustment and after discounting in accordance with Section 6a of the German Income Tax Act.

LOANS TO EXECUTIVE BOARD MEMBERS

The total amount of loans and advances made and liabilities assumed at the balance sheet date was as follows:

in millions of €	2001	2000
Members of the Board of Managing Directors of HypoVereinsbank	8	7
Members of the Supervisory Board of HypoVereinsbank	6	6

EXECUTIVE BOARDS

Supervisory Board

Kurt F. Viermetz
Chairman

Herbert Betz
Deputy Chairman

Dr. Richard Trautner
Deputy Chairman

Dr. Diethart Breipohl

Heidi Dennl

Volker Doppelfeld

Ernst Eigner

Helmut Gropper

Klaus Grünewald

Heinz-Georg Harbauer

Anton Hofer

Dr. Edgar Jannott

Max Dietrich Kley

Peter König

Hanns-Peter Kreuser

Christoph Schmidt

Jürgen E. Schrempp

Dr. Siegfried Sellitsch
since January 17, 2001

Professor Hans-Werner Sinn

Helmut Wunder

Board of Managing Directors

Stephan Bub
since February 1, 2001

Dr. Egbert Eisele

Dr. Stefan Jentzsch
since May 1, 2001

Dr. Norbert Juchem
until January 31, 2002

Dr. Claus Nolting

Dieter Rampl

Gerhard Randa

Dr. Eberhard Rauch
until December 31, 2001

Dr. Albrecht Schmidt

Dr. Stephan Schüller
until September 30, 2001

Dr. Paul Siebertz

Dr. Wolfgang Sprissler

LIST OF EXECUTIVES AND OUTSIDE DIRECTORSHIPS

SUPERVISORY BOARD

	Positions on statutory supervisory boards of other German companies	Positions on comparable boards of German and foreign companies
Kurt F. Viermetz Former Vice Chairman J.P. Morgan & Co. Incorporated Chairman	E.ON AG, Düsseldorf	Grosvenor Estate Holdings, London Federal Reserve Bank of New York (Member of the International Capital Advisory Committee) New York Stock Exchange (Chairman, International Capital Markets Committee)
Herbert Betz Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft Deputy Chairman		BVV Versicherungsverein des Bankgewerbes a.G. (deputy chairman) HypoVereinsbank-BKK, Munich
Dr. Richard Trautner Former member of the Board of Managing Directors of Bayerische Vereinsbank Aktiengesellschaft Deputy Chairman	Aktien-Brauerei-Kaufbeuren AG, Kaufbeuren (chairman) Allgäuer Brauhaus AG, Kempten (deputy chairman) AVECO Holding AG, Frankfurt ERGO Versicherungsgruppe AG, Düsseldorf MEA Meisinger AG, Aichach (deputy chairman) Rhön-Klinikum AG, Bad Neustadt/Saale (deputy chairman)	Kraftverkehr Bayern GmbH, Munich Weltbild Verlag GmbH, Augsburg (chairman)
Dr. Diethart Breipohl Member of the Supervisory Board of Allianz AG and former member of the Board of Management of Allianz AG	Allianz AG, Munich Beiersdorf AG, Hamburg Continental AG, Hanover KarstadtQuelle AG, Essen mg technologies ag, Frankfurt KM Europa Metal AG, Osnabrück	Banco Popular Español S. A., Madrid BPI, Banco Portugues de Investimento, SA, Porto Crédit Lyonnais, Paris (Board of Directors) Les Assurances Générales de France (AGF), Paris (Board of Directors)
Heidi Dennl Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft		
Volker Doppelfeld Chairman of the Supervisory Board of BMW AG, former member of the Board of Management of BMW AG	BMW AG, Munich (chairman) D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG, Munich IWKA AG, Karlsruhe	Bizerba GmbH & Co. KG
Ernst Eigner Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft		
Helmut Gropper Ministerialdirektor in the Bavarian State Ministry of Finance		Bayerische Eisenbahngesellschaft mbH, Munich Gesellschaft für den Staatsbediensteten-Wohnungsbau in Bayern mbH, Munich (chairman) Siedlungswerk Nürnberg GmbH, Nuremberg (chairman)
Klaus Grünewald Secretary of Vereinte Dienstleistungsgewerkschaft e.V. trade union	Generali Lloyd AG, Munich	
Heinz-Georg Harbauer Deputy head of the Bavarian division of Vereinte Dienstleistungsgewerkschaft e.V. trade union	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG, Munich	
Anton Hofer Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft		

	Positions on statutory supervisory boards of other German companies	Positions on comparable boards of German and foreign companies
Dr. Edgar Jannott Former Chairman of the Managing Board and member of the Supervisory Board of ERGO Versicherungsgruppe AG	ERGO Versicherungsgruppe AG, Düsseldorf Eurohypo AG, Europäische Hypothekenbank der Deutschen Bank, Frankfurt Hermes Kreditversicherungs-AG, Hamburg Salamander AG, Kornwestheim Schindler Deutschland Holding GmbH, Berlin STRABAG AG, Cologne	D.A.S., Difesa Automobilistica Sinistri, S.p.A. di Assicurazione, Verona, Italy
Max Dietrich Kley Deputy Chairman of the Board of Executive Directors of BASF AG	BASF Coatings AG, Münster[1] (chairman) Gerling-Konzern Speziale Kredit-versicherungs-Aktiengesellschaft, Cologne Wintershall AG, Kassel[1] (chairman) RWE Plus AG, Essen	BASF Innovationsfonds GmbH[1] (chairman) BASFIN Corporation, Mount Olive, USA[1] Landesbank Rheinland-Pfalz, Mainz WINGAS GmbH, Kassel[1] WIEH GmbH, Berlin[1] BASELL, Hoofddorp, Netherlands OAO AK SIBUR, Moscow, Russia
Peter König Employee of Bayerische Hypo- und Vereinsbank Aktiengesellschaft		
Hanns-Peter Kreuser Employee of Bayerische Hypo- und Vereinsbank Aktiengesellschaft		Pensionskasse der Mitarbeiter der HypoVereinsbank, Munich
Christoph Schmidt Employee of Vereins- und Westbank Aktiengesellschaft	Vereins- und Westbank Aktiengesellschaft, Hamburg[1]	
Jürgen E. Schrempp Chairman of the Board of Management of DaimlerChrysler AG	Allianz AG, Munich DaimlerChrysler Services AG, Berlin[1] (chairman)	DaimlerChrysler of South Africa (Pty) Ltd.[1], South Africa (Chairman of the Board of Directors) Freightliner Corporation[1], Portland, Oregon, USA (Chairman of the Executive Committee) until February 28, 2001 New York Stock Exchange (NYSE), New York, USA South African Coal, Oil and Gas Corporation (Sasol) Ltd., Johannesburg, South Africa Vodafone Airtouch plc, Newbury, UK
Dr. Siegfried Sellitsch Chairman of the Managing Board of Wiener Städtische Wechselseitige Versicherungsanstalt – Vermögensverwaltung, Vienna (since January 17, 2001)	InterRisk Lebensversicherungs-Aktiengesellschaft, Wiesbaden (chairman) InterRisk Versicherungs-Aktiengesellschaft, Wiesbaden (chairman)	Bank Winter & Co. Aktiengesellschaft, Vienna (chairman) Bene Gesellschaft mbH, Vienna Böhler-Uddeholm Aktiengesellschaft, Vienna Österreichische Unilever Gesellschaft mbH, Vienna Siemens Aktiengesellschaft Österreich, Vienna UBM Realitätenentwicklung AG, Vienna (chairman) Wüstenrot Wohnungswirtschaft registrierte Genossenschaft mbH, Salzburg
Professor Hans-Werner Sinn President of the Ifo Institute for Economic Research		
Helmut Wunder Employee of Bayerische Hypo- und Vereinsbank Aktiengesellschaft		HypoVereinsbank-BKK, Munich (chairman)

[1] Group directorship

BOARD OF MANAGING DIRECTORS

	Positions on statutory supervisory boards of other German companies	Positions on comparable boards of German and foreign companies
Stephan Bub (since February 1, 2001)		HVB Capital Corp., Wilmington, USA (chairman)[1] HVB Capital LLC, Wilmington, USA (chairman)[1] HVB Realty Capital Inc., Wilmington, USA (chairman)[1] SCM Schoeller Capital Management AG, Vienna (chairman)[1] VV Immobilien Verwaltungs und Beteiligungs GmbH, Munich[1]
Dr. Egbert Eisele	HVB Real Estate Bank AG, Munich[1] Internationales Immobilien-Institut GmbH, Munich (chairman)[1] Westfälische Hypothekenbank AG, Dortmund (chairman)[1] Württembergische Hypothekenbank AG, Stuttgart (chairman)[1]	Aufbaugesellschaft Bayern GmbH, Munich (chairman)[1] Bank von Ernst & Cie AG, Berne[1] FGH Bank N.V., Utrecht (chairman)[1] HVB Asset Management GmbH, Munich[1] HVB Private Clients GmbH, Munich[1] HVB Real Estate Capital Ltd., London[1] PBI Pfandbrief Bank International S.A., Luxembourg[1]
Dr. Stefan Jentzsch (since May 1, 2001)	Activest Institutional Investmentgesellschaft mbH (chairman)[1] Activest Investmentgesellschaft mbH (chairman)[1] DAB Bank AG, Munich[1] FSB FondsServiceBank GmbH, Unterföhring (chairman)[1] HVB Systems GmbH, Unterföhring (chairman)[1] INDEXCHANGE Investment AG, Munich[1] Vereins- und Westbank AG, Hamburg[1]	Bank von Ernst & Cie AG, Berne[1] HVB Asset Management GmbH, Munich (chairman)[1] HVB Private Clients GmbH, Munich (chairman)[1] Pension Consult Beratungsgesellschaft für Altersvorsorge GmbH (chairman)[1]
Dr. Norbert Juchem (until January 31, 2002)	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG, Munich Deutsche Börse AG, Frankfurt HVB Systems GmbH, Unterföhring[1] INDEXCHANGE Investment AG, Munich (chairman)[1] Fördergesellschaft für Börsen und Finanzmärkte in Mittel- und Osteuropa mbH, Frankfurt	HVB Asset Management GmbH, Munich[1] HVB Banque Luxembourg S.A., Luxembourg[1]
Dr. Claus Nolting		Blue Capital Equity GmbH, Hamburg[1] Blue Capital GmbH, Hamburg[1] FGH Bank N.V., Utrecht[1] HVB Real Estate Capital Ltd., London[1] PBI Pfandbriefbank International S.A., Luxembourg (chairman)[1]

[1] Group directorship

	Positions on statutory supervisory boards of other German companies	Positions on comparable boards of German and foreign companies
Dieter Rampl	Bavaria Film GmbH, Munich Bode Grabner Beye AG & Co. KG, Grünwald Brau und Brunnen AG, Berlin and Dortmund (chairman)[1] Elexis Elektroholding AG, Frankfurt HVB Pensionsfonds AG, Munich (chairman)[1] Odeon Film AG, Munich Westfalenbank AG, Bochum[1]	Banco B.I. Creditanstalt S.A., Buenos Aires Banco BBA Creditanstalt S.A., São Paulo Bank Austria AG, Vienna[1] Bank von Ernst & Cie AG, Berne[1] Bavaria Filmkunst GmbH, Munich Bayerische Immobilien-Leasing GmbH, Munich (BIL) (chairman)[1] Blue Capital Equity GmbH, Hamburg[1] Blue Capital GmbH, Hamburg[1] HVB Asset Management GmbH, Munich[1] HVB Private Clients GmbH, Munich[1] Marsh GmbH, Munich MAHAG – Münchener Automobil-Handel Haberl GmbH & Co. KG, Munich
Gerhard Randa		Allgemeine Baugesellschaft A. Porr AG, Vienna Austrian Airlines Österr. Luftverkehrs AG, Vienna Bank Przemyslowo-Handlowy SA (BPH), Cracow[1] Creditanstalt Aktiengesellschaft, Vienna (chairman)[1] Magna International Inc., Toronto Oesterreichische Kontrollbank AG, Vienna (chairman) VA Technologie Aktiengesellschaft, Linz Voith Sulzer Papiermaschinen AG, St. Pölten (chairman) Wiener Städtische Wechselseitige Versicherungsanstalt – Vermögensverwaltung, Vienna Wienerberger Baustoffindustrie AG, Vienna
Dr. Eberhard Rauch (until December 31, 2001)	ADA-has IT Management AG, Willich Bionorica Arzneimittel AG, Neumarkt/Opf. DAB Bank AG, Munich (chairman)[1] HVB Systems GmbH, Unterföhring Infineon Technologies AG, Munich Inveos AG, Hamburg (chairman) Kennametal Hertel AG, Fürth (chairman) Koenig & Bauer AG, Würzburg norisbank AG, Nuremberg (chairman)[1] PlanetHome AG, Munich (chairman)[1] Vereinsbank Victoria Bauspar AG, Munich[1]	Bank Austria AG, Vienna[1] Clearstream International S. A., Luxembourg
Dr. Albrecht Schmidt	Allianz AG, Munich Bayerische Börse AG, Munich HVB Real Estate Bank AG, Munich (chairman)[1] Münchener Rückversicherungs-Gesellschaft AG, Munich Siemens Aktiengesellschaft, Berlin and Munich Vereins- und Westbank AG, Hamburg (chairman)[1]	Bank Austria AG, Vienna (chairman)[1]

[1] Group directorship

	Positions on statutory supervisory boards of other German companies	Positions on comparable boards of German and foreign companies
Dr. Stephan Schüller (until September 30, 2001)	BTV Finanz AG, Munich (chairman) PlanetHome AG, Munich[1] Vereinsbank Victoria Bauspar AG, Munich[1]	Banco Popular Español S.A., Madrid Blue Capital Equity GmbH, Hamburg[1] Blue Capital GmbH, Hamburg (chairman)[1] BVT Holding GmbH & Co. KG, Munich HVB Capital Management, Inc., New York[1] HVB Private Clients GmbH, Munich[1]
Dr. Paul Siebertz	Bayerische Immobilien AG, Munich Bayerische Landessiedlung GmbH, Munich HVB Pensionsfonds AG, Munich[1] Internationales Immobilien-Institut GmbH, Munich[1] PlanetHome AG, Munich[1] Schwäbische Bank AG, Stuttgart Viterra AG, Bochum Westfälische Hypothekenbank AG, Dortmund[1] Württembergische Hypothekenbank AG, Stuttgart[1]	BVV Versicherungsverein des Bankgewerbes a. G., Berlin HVB Projekt GmbH, Munich (chairman)[1]
Dr. Wolfgang Sprissler	ThyssenKrupp Materials AG Tivoli Grundstücks-AG, Munich (chairman)[1] Dr. R. Pfleger Chemische Fabrik GmbH, Bamberg HVB Systems GmbH, Unterföhring[1]	HVB Banque Luxembourg S.A, Luxembourg (president)[1] Liquiditäts-Konsortialbank GmbH, Frankfurt (Likobank)

[1] Group directorship

LIST OF EMPLOYEES AND OUTSIDE DIRECTORSHIPS

	Positions on statutory supervisory boards of other companies
Dr. Wolfgang Bassermann	Dermapharm AG Michael Huber München (MHM) Holding GmbH, Kirchheim Rathgeber AG, Munich
Hans-Frieder Bauer	SpaceNet AG
Daniel Becker	KoCoSS Messtechnik AG
Harm Bischoff	Flaskamp Familien AG IdealWert AG
Burkhard Breiing	norisbank AG, Nuremberg (chairman)[1]
Eckehard Dettinger-Klemm	SAT Medien AG
Matthias Diener	Mittelständische Beteiligungsgesellschaft Sachsen mbH, Dresden
Günther Dyx	Simon AG, Düsseldorf (in liquidation)[1]
Hermann-Josef Eidt	Simon AG, Düsseldorf (in liquidation)[1]
Dr. Peter Ermann	H.F.S. Hypo-Fondsbeteiligung für Sachwerte GmbH, Munich (chairman)[1] Vereinsbank Victoria Bauspar AG, Munich[1]
Gunter Ernst	Activest Investmentgesellschaft mbH[1] Brau und Brunnen AG, Berlin and Dortmund[1] Dyckerhoff AG, Wiesbaden Gütermann AG, Gutach HVB-Offene Unternehmensbeteiligungs-AG, Munich[1] norisbank AG, Nuremberg[1] Westfalenbank AG, Bochum[1]
Matthias Glückert	Oechsler AG
Caspar von Hauenschild	AKA Ausfuhrkredit-Gesellschaft mbH, Frankfurt SAINT-GOBAIN ISOVER G + H AG, Ludwigshafen
Frank Hellwig	HVB Informations-Verarbeitungs-GmbH, Munich[1]
Klaus Holzmann	Yorma's AG, Deggendorf
Johann Huber	Loxxess AG, Tegernsee
Karl Ralf Jung (until December 31, 2001)	GI Ventures AG HVB-Offene Unternehmensbeteiligungs-AG, Munich (chairman)[1]

[1] Group directorship

	Positions on statutory supervisory boards of other companies
Werner Kaindl	SAW AG, Munich
Günter Kaupitz	Leipziger Stadtbau AG, Leipzig
Dr. Michael Kemmer	Köllmann AG, Wiesbaden SchmidtBank GmbH & Co. KGaA, Hof Simon AG, Düsseldorf (in liquidation)[1]
Thomas Killius	Hartmann AG, Freiburg
Reinhard Klein	HVB Direkt Gesellschaft für Direktservice und Direktvertrieb mbH, Munich[1]
Dr. Alexander Kolb	Wilh. Werhahn-Gruppe, Neuss
Marko Kutter	Gebhard & Schuster Wertpapierhandelsbank AG, Gräfelfing Wildsoft-Development AG Wildsoft-Internet AG
Dr. Diether Münich	Internationales Immobilien-Institut GmbH, Munich[1]
Josef Paulus	BUL Bergbausanierung und Landschaftsgestaltung Sachsen GmbH, Sabrodt
Dr. Hans-Gert Penzel	memIQ AG, Haar (chairman) sm-end-2-end.de AG, Munich
Dr. Guido Schacht	AVAG Holding AG
Dr. Michael Schiwietz	stb software technologie beratung AG
Dr. Stefan Schmittmann	HVB-Offene Unternehmensbeteiligungs-AG, Munich[1] Schaltbau Holding AG, Munich
Christian Trattner	PAOLOSANDRO AG, Neubeuern
Raymond Trotz	Aufbaugesellschaft Bayern GmbH, Munich H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH, Munich[1] Internationales Immobilien-Institut GmbH, Munich[1]
Peter Wallner	Matino AG, Berlin
Bernhard Weiss	Financial Management Group AG
Christoph Wetzel	HVB Direkt Gesellschaft für Direktservice und Direktvertrieb mbH, Munich[1]
Günter Zehner	Bayerntreuhand AG (chairman)
Udo R. Zill	WBRM Holding GmbH, Essen WohnBau Rhein-Main AG, Frankfurt
Rainer Zorbach	TC TrustCenter AG, Hamburg (chairman)

[1] Group directorship

COVERAGE

in millions of €	2001	2000
A. Mortgage bonds		
Standard coverage		
1. Placements with, and loans and advances to, other banks		
Mortgage loans	8	9
2. Loans and advances to customers		
Mortgage loans	55,578	52,280
3. Property, plant and equipment (land charges on land owned)	—	250
4. Equalization claims on government authorities	—	—
5. Other assets	—	—
Other eligible coverage		
1. Other lending to banks	—	—
2. Debt securities and other fixed-income securities	3,591	2,623
3. Equalization claims on government authorities	—	—
Subtotal	**59,177**	**55,162**
Total mortgage bonds requiring cover	57,265	52,501
Excess coverage	**1,912**	**2,661**
B. Public-sector bonds		
Standard coverage		
1. Placements with, and loans and advances to, other banks	1,000	1,295
Mortgage loans	—	—
Municipal loans	1,000	1,295
2. Loans and advances to customers	14,227	16,178
Mortgage loans	240	231
Municipal loans	13,987	15,947
3. Debt securities and other fixed-income securities	7,625	8,580
Other eligible cover		
Other lending to banks	—	—
Subtotal	**22,852**	**26,053**
Total public-sector bonds requiring cover	19,981	24,297
Excess coverage	**2,871**	**1,756**

MORTGAGE LOANS

	Number of mortgaged properties	2001 in millions of €	2000 in millions of €
1. Classification of mortgage loans used as cover for bonds			
a) By size			
up to DM 100,000	161,635	5,311	5,172
DM 100,000 to DM 1,000,000	285,578	30,947	29,023
over DM 1,000,000	10,858	19,328	18,094
	458,071	55,586	52,289
b) By geographical location			
Baden-Württemberg	43,438	4,212	4,042
Bavaria	171,653	21,103	19,741
Berlin	14,326	2,951	2,725
Brandenburg	15,529	1,959	1,735
Bremen	1,210	168	171
Hamburg	5,993	1,256	1,228
Hesse	23,861	4,084	3,765
Lower Saxony	18,268	1,792	1,844
Mecklenburg-Western Pomerania	6,679	785	701
North Rhine-Westphalia	47,597	5,533	5,185
Rhineland-Palatinate	18,523	1,718	1,672
Saarland	5,983	478	464
Saxony	37,088	4,449	4,209
Saxony-Anhalt	14,041	1,541	1,447
Schleswig-Holstein	16,918	1,571	1,499
Thuringia	16,939	1,967	1,847
	458,046	55,567	52,275
Austria	9	2	2
France/Monaco	10	1	1
Luxembourg	2	9	4
Netherlands	4	7	7
	458,071	55,586	52,289
c) By type of mortgaged property			
Commercial property		14,704	15,194
Residential property		38,341	36,814
Undeveloped real estate		84	198
Buildings under construction (non-productive)		2,407	31
Agricultural property		50	52
		55,586	52,289
2. Repayments			
Scheduled repayments		2,455	2,390
Non-scheduled repayments		2,715	2,823
Repayments on expiry of fixed-interest period		2,359	2,544
		7,529	7,757

	Number of proceedings	Commercial property	of which: Residential property
3. Foreclosures and sequestrations			
a) Pending at December 31, 2001			
Foreclosure proceedings	4,995	302	4,693
Sequestration proceedings	244	37	207
Foreclosure and sequestration proceedings	2,613	320	2,293
	7,852	659	7,193
(comparable figures for 2000:	5,247	503	4,744)
b) Foreclosures finalized in 2001	869	59	810
(comparable figures for 2000:	516	36	480)
4. Land takeovers in settlement of loans			
Land takeovers in 2001			
to avoid losses on mortgage loans	2	—	2
(comparable figures for 2000:	1	1	—)

INTEREST IN ARREARS

Interest in arrears on mortgages due between October 1, 2000 and September 30, 2001 totaled €123 million, and a provision for such was created to the extent required. Arrears break down as follows:

in millions of €	2001	2000
Commercial property	31	35
Residential property	92	91

PROPOSAL FOR APPROPRIATION OF PROFIT

The profit available for distribution shown in the annual financial statements of HypoVereinsbank amounts to €457 million. In accordance with Article 25 of the Bank's Articles of Incorporation, we will propose to the Annual General Meeting of Shareholders on May 23, 2002 that the profit available for distribution be used to pay an advance share in profits of €0.08 on each share of non-voting preferred stock (totaling €1.2 million), and a dividend of €0.85 on each share of common stock and each share of non-voting stock.

Munich, March 5, 2002

BAYERISCHE HYPO- UND VEREINSBANK
AKTIENGESELLSCHAFT

THE BOARD OF MANAGING DIRECTORS

Bub Eisele Jentzsch

Nolting Rampl Randa Schmidt

Siebertz Sprissler

INDEPENDENT AUDITORS' REPORT

We have audited the annual financial statements, together with the bookkeeping system and the management report of the Company Bayerische Hypo- und Vereinsbank Aktiengesellschaft for the business year from January 1 to December 31, 2001. The maintenance of the books and records and the preparation of the annual financial statements and management report in accordance with German commercial law (and supplementary provisions in the articles of incorporation/partnership agreement) are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the management report based on our audit.

We conducted our audit of the annual financial statements in accordance with § 317 HGB ["Handelsgesetzbuch: German Commercial Code"] and the German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with [German] principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of the audit procedures. The effectiveness of the internal control system relating to the accounting system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations. In our opinion, the annual financial statements give a true and fair view of the net assets, financial position and results of operations of the Company in accordance with [German] principles of proper accounting. On the whole the management report provides a suitable understanding of the Company's position and suitably presents the risks of future developments.

Munich, March 19, 2002

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Wohlmannstetter	Pastor
Wirtschaftsprüfer	Wirtschaftsprüfer

(Independent Auditors)

In case of publication or transmission of the financial statements and/or the management report in a version different to the version confirmed by us (including translations into other languages), in so far as our audit opinion is quoted or our review referred to, a new statement is to be obtained from us. Please refer to § 328 HGB.

Published by

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Head Office
D-80311 Munich
www.hvbgroup.com
Registrar of companies:
Munich HRB 421 48

Layout: Gottschalk+Ash Int'l

Typesetting: SchumacherGebler
Printed by: Druckerei Kriechbaumer

Print deadline: April 2, 2002
Publication date: April 9, 2002

This edition of our annual report is prepared for the convenience of our English-speaking readers. It is based on the German original, which takes precedence in all legal aspects.

Printed in Germany

Wachstum
braucht
starke Wurzeln.



JAHRESBERICHT

Die Wurzeln der HVB Group liegen nicht im Verborgenen. Aber sie sind auch nicht auf den ersten Blick sichtbar. Es handelt sich dabei nicht allein um Aspekte der Herkunft, Tradition und Geschichte, obwohl all dies sicher eine gewichtige Rolle spielt. Die Wurzeln sind vielmehr die Beziehungen unserer Kunden zu ihrer Bank. Jede einzelne Bindung ist da wichtig, und je stärker sie ist, desto größer sind – in der Summe – unsere Wachstumschancen.

Das Konzept der Bank der Regionen ist ein guter Boden für starke, intakte Kundenbeziehungen. Weil es mehrdimensional ist. Weil es Eigenschaften verbindet, die sich bei anderen Banken ausschließen. Und weil es ermöglicht, sich auf jeden Kunden einzustellen, anstatt ihm abzuverlangen, sich auf die Bank einzustellen.

Kunden spüren und honorieren das. Egal in welcher Region.



Krakau
London
Madrid
Prag
chen



Es müsste mehr international tätige Banken geben, die mit beiden Beinen auf dem Boden stehen. Und mehr regional tätige Banken, die über ihren Tellerrand hinausgucken. Mir fällt



»Powinno być więcej banków działających międzynarodowo, które obydwiema nogami stoją na ziemi. I więcej banków regionalnych, które potrafią patrzeć dalej niż brzeg swojego talerza. Zarówno przy jednych i drugich przychodzi mi na myśl tylko jeden bank. Zabawne, ale to ten sam bank.«*



»I’m no number-cruncher. For me, the true indicator of a bank’s size is not its balance sheet total or the length of its payroll, but whether it comes up with innovative solutions to large-scale assignments.«*



Ich bin kein Buchhalter. Ich erkenne die wahre Größe einer Bank


»Algunos bancos saben inmediatamente qué hacer con mi dinero. Otros pueden brindarme lo que realmente mi capital necesita. Pero es difícil encontrar una entidad que me lo ofrezca todo al mismo tiempo. La verdad es que ahora estoy encantado.«*



Manche Banken schaffen es, zu verstehen, was mein Vermögen wirklich braucht. Manche Banken sind in der Lage, zu leisten, was es wirklich braucht. Nur beides zusammen, das gibt


"Meine Bank versteht, was hier vor der Tür passiert. Aber sie versteht auch, wie die inter-


»Moje banka rozumí tomu, co se děje před jejími dveřmi. Rozumí ale také tomu, jak funguje mezinárodní hospodářství. Je to vlastně kompetence na 200%.«*

»Es ist noch nicht lange her, da bekam ich von meiner Bank vor allem eins: Geld. Heute will ich immer noch Geld, aber ich bekomme obendrauf neue Ideen und neue Sichtweisen. Hat sich die Finanzwelt geändert oder das Immobiliengeschäft?«





Wertorientiertes Wachstum

- Die HVB Group hat ein unverwechselbares Profil am Markt für Finanzdienstleistungen.
- Bei unseren europäischen Kunden treten wir als Bank der Regionen im Wettbewerb auf. Im Herzen Europas sind wir die Nummer 1. Unser Wachstum beruht auf unseren Wurzeln in Deutschland, Österreich sowie Zentral- und Osteuropa.
- In den globalen Kompetenzfeldern Corporates & Markets, Real Estate Finance und Wealth Management bündeln wir unsere Ressourcen im Konzern, um auf diese Weise die Wertschöpfung zu optimieren.
- Wir wollen unseren Kunden in allen Geschäftsfeldern mit exzellenten, innovativen und schnellen Lösungen zur Verfügung stehen. Der Kunde steht im Mittelpunkt unseres Handelns.
- Für unsere Aktionäre wollen wir eine Eigenkapitalrentabilität nach Steuern von 15% durch eine wertorientierte Unternehmensführung erarbeiten. Dies erreichen wir durch die Stärkung der Ertragskraft sowie mit schlanken und effizienten Strukturen. Zudem werden wir unsere nicht-strategischen Beteiligungen reduzieren und das damit frei werdende Eigenkapital in unser Kerngeschäft für weiteres Wachstum reinvestieren.
- Wir beteiligen unsere Mitarbeiter durch leistungsorientierte Anreizsysteme am Erfolg der HVB Group.

Highlights



Globale Geschäftsfelder

Wir bündeln unsere Ressourcen in produktgetriebenen Kompetenzbereichen und fokussieren sie in drei globalen Geschäftsfeldern, um die Wertschöpfung des Konzerns zu optimieren:

HVB CORPORATES & MARKETS

Verknüpfung von globalem Kapitalmarkt-Know-how mit unserer Beratungskompetenz für multinationale Unternehmen; Stützpunkte an den wichtigen Finanzmärkten der Welt.

HVB REAL ESTATE

Marktführer im internationalen Real-Estate-Finance; starke Präsenz in den USA, Großbritannien und Westeuropa.

HVB WEALTH MANAGEMENT

Internationale Publikums- und institutionelle Fonds sowie Private Banking.

Marktführer im Herzen Europas

Die HVB Group gehört zu den drei größten Banken Europas.

BANK DER REGIONEN

Als Bank der Regionen sind wir im Wirtschaftsraum Deutschland, Österreich sowie Zentral- und Osteuropa (CEE) führend, einem Markt mit rund 160 Millionen Einwohnern.
Wir bilden zwei regionale Geschäftsfelder: Deutschland und Österreich/CEE. Hier betreuen wir Privatkunden und regionale Firmenkunden.




Deutschland
Nr. 2
(>5%)
Polen
Nr. 3
(>9%)
Tschechien
Nr. 4
(>5%)
Bayern
Nr. 1
(>15%)
Österreich
Nr. 1
(>20%)
Ungarn
Nr. 5
(>5%)

Präsenzkarte

Unsere finanziellen Ziele

Das Wachstum unserer Risikoaktiva haben wir im Jahr 2001 – auch durch den starken Einsatz von modernen Finanzierungsinstrumenten wie Asset-Backed- und Mortgage-Backed-Securitization – mit 2,9% in sehr engen Grenzen gehalten. Insbesondere im zweiten Halbjahr 2001 konnten wir unsere Risikoaktiva reduzieren. Wir werden auch weiterhin unsere Eigenkapitalbindung optimieren und die Programme zur Reduktion unserer Eigenkapital bindenden Risikoaktiva – mit 365,1 Mrd € die höchsten aller europäischen Banken – forcieren.


in %
20
15
10
5
99
00*
01
2004


in %
70
65
60
55
99
00*
01
2004

*Pro-forma

EIGENKAPITALRENTABILITÄT

Unser Ziel ist eine Eigenkapitalrentabilität nach Steuern bereinigt um Goodwillabschreibungen von 15%. Auf Grund des verschlechterten wirtschaftlichen Umfelds blieben wir mit 6,5% deutlich unter dem Planwert für 2001. Die Steuerungsprozesse des Konzerns sind so ausgelegt, dass die HVB Group innerhalb des nächsten, durchgreifenden konjunkturellen Aufschwungs, den wir ab 2003 erwarten, Eigenkapitalrentabilitäten in zweistelliger Höhe erreichen kann. Die Projekte des Innenausbaus unseres Konzerns werden dabei die Kosteneffizienz verbessern. Zusätzlich werden wir den hohen Bestand unserer Kurswert- und Grundstücksreserven strategiekonform reduzieren und das somit frei werdende Eigenkapital zur Stärkung des Kerngeschäfts reinvestieren. Die Führungs- und Controllinginstrumente sowie die Leistungsanreize für das Management und die Mitarbeiter sind auf dieses Ziel ausgerichtet.

COST-INCOME-RATIO

Unser Produktivitätsziel – das Verhältnis von Verwaltungsaufwand zum operativen Gesamtertrag – lautet 55%. Im Wesentlichen bedingt durch den starken Rückgang der Erträge im Wertpapiergeschäft mit unseren Kunden konnte diese Kennziffer den guten Vorjahreswert nicht erzielen; sie hat sich auf 68,5% verschlechtert. Mit unseren Projekten zur Hebung von Kostensynergien wollen wir unsere Ziel-Cost-Income-Ratio erreichen.

AN UNSERE AKTIONÄRE



Dr. Albrecht Schmidt
Vorstandssprecher

Aktionärsbrief

Sehr geehrte Damen und Herren,

die HVB Group konnte sich im abgelaufenen Geschäftsjahr der schwachen wirtschaftlichen Entwicklung nicht entziehen. Jedoch gelang es uns, einerseits ein im Wettbewerbsvergleich respektables Ergebnis zu erzielen, andererseits den Konzern auf die künftigen Herausforderungen klar auszurichten.

Die Weltwirtschaft zeigte von Beginn des Jahres an Schwäche. Die noch zu Jahresanfang bestehenden Wachstumserwartungen für Europa, USA und Asien wurden im weiteren Verlauf kräftig reduziert. Der noch das Vorjahr begünstigende Boom der New Economy entpuppte sich als Blase, die in einem schmerzhaften, aber heilsamen Prozess im zweiten Quartal 2001 endgültig platzte. Der starke, weltweit synchrone Abschwung führte zu drastischen Einbrüchen bei den Unternehmensgewinnen in den Industrieländern, zu einer steigenden Zahl von teilweise spektakulären Unternehmensinsolvenzen und zu Verlusten am Aktienmarkt. Das Jahr 2001 schloss mit den Anzeichen einer globalen Rezession.

DER 11. SEPTEMBER 2001 BLEIBT UNVERGESSEN

Die tragischen Ereignisse des 11. September in den USA und der damit verbundene Angriff auf die freiheitliche Weltordnung bleiben in unseren Herzen unvergessen. Die Angehörigen der durch den schrecklichen Terror ums Leben gekommenen Menschen und Kollegen aus aller Welt haben unser tiefes Mitgefühl. Glücklicherweise sind keine der Mitarbeiterinnen und Mitarbeiter unseres in den vergangenen Jahren stark gewachsenen Standortes in New York direkt zu Schaden gekommen. Um die materiellen Folgen für die vielen Hinterbliebenen der Opfer des Attentats auf das World Trade Center lindern zu helfen, hat die HVB Group eine Spende von 1 Mio US$ an die Betroffenen auf den Weg gebracht. Zu dieser Spende haben auch unsere Mitarbeiter spontan beigetragen. Allen, die dadurch und in anderer Weise Solidarität gezeigt haben, möchte ich noch einmal sehr herzlich danken.

KONZERNERGEBNIS 2001 UNTER VORJAHR

Unser Konzernergebnis 2001 konnte – den wirtschaftlichen Rahmenbedingungen entsprechend – den Pro-forma-Vorjahreswert nicht erreichen, auch wenn wir im inländischen Wettbewerbsvergleich respektabel abgeschnitten haben. Dies war uns nur durch das starke Vertrauen unserer Kunden und den großen Einsatz unserer Mitarbeiter möglich. Ihnen sage ich meinen ganz herzlichen Dank. Im Einzelnen erhöhten wir mit der Bank Austria unsere gesamten operativen Erträge um 1,3% auf 11,3 Mrd €, während die Verwaltungsaufwendungen ohne Einmaleffekte um 3,3% und mit diesen um 8,7% zulegten. Die Risikovorsorge betrug 2,1 Mrd € und lag damit um 18,0% höher als der Vergleichswert des Vorjahres. Das Ergebnis vor Steuern ermäßigte sich um 30,5% auf 1,5 Mrd €, und der Jahresüberschuss ging um 38,4% auf 967 Mio € zurück. Die Eigenkapitalrentabilität nach Steuern und vor Goodwill-abschreibungen sank – vom Anspruch ausgehend unbefriedigend, unter den Rahmenbedingungen aber noch akzeptabel – auf 6,5%. Durch eine strikte Begrenzung unserer Risikoaktiva und den Einsatz moderner Finanzierungsinstrumente konnten wir die Kernkapitalquote nach BIZ auf 6,0% erhöhen. Nach Einstellung von 481 Mio € in die Konzernrücklagen schlägt der Vorstand der Hauptversammlung eine unveränderte Dividende je Stammaktie von 0,85 € vor.

»Heute ist die HVB Group regional sehr gut aufgestellt. Das Leitmotiv ›Wachstum braucht starke Wurzeln‹ soll die besondere Verankerung der HVB Group in den europäischen Regionen hervorheben.«

Vor allem in Deutschland mussten wir unerwartet kräftige Rückgänge im Wertpapiergeschäft mit unseren privaten und institutionellen Kunden verzeichnen. Das europäische Kreditgeschäft mit Firmenkunden war durch steigende Insolvenzzahlen beeinträchtigt. Als wertvolle Stütze erwies sich der Beitrag der seit Ende 2000 zur HVB Group gehörenden Bank Austria. In Österreich haben wir die komplexe Integration der Bank Austria in die HVB Group vorangetrieben und damit auch Managementkapazität gebunden. Trotzdem konnte die Bank Austria ihre marktführende Stellung in Österreich in einem auch für sie konjunkturell schwierigen Umfeld ausbauen und erfreuliche Ergebnisse erzielen. Zudem forcierten wir im vergangenen Jahr unsere Politik der Bereinigung des Geschäftsfeldportfolios. Wir haben unsere Beteiligung an dem britischen Vermögensverwalter Foreign & Colonial (F & C) mit einem guten Buchgewinn verkauft und in Österreich weitere nicht-strategische Beteiligungen im Industrie- und Finanzbereich erfolgreich veräußert. Des Weiteren haben wir im letzten Jahr Kursreserven im Rahmen einer innovativen Finanzstruktur, mit der wir ein Viertel unserer Beteiligung an der Allianz AG zu Jahresbeginn kursgesichert hatten, realisiert.

WACHSTUM BRAUCHT STARKE WURZELN

Unsere nun gut zehn Jahre laufende Expansionspolitik in Europa – insbesondere mit der Fusion zur HypoVereinsbank 1998 und der Akquisition der Bank Austria im Jahr 2000 – hat sich auch im Geschäftsjahr 2001 ausgezahlt. Heute ist die HVB Group regional sehr gut aufgestellt. Das Leitmotiv unseres diesjährigen Geschäftsberichts »Wachstum braucht starke Wurzeln« soll die besondere Verankerung der HVB Group in den europäischen Regionen hervorheben. Um unser großes Potenzial zu realisieren, haben wir uns im vergangenen Jahr frühzeitig auf die interne Optimierung der Strukturen und Prozesse konzentriert. Bereits im Aktionärsbrief des Vorjahres habe ich dies mit dem Begriff des Innenausbaus des Konzerns angekündigt. Dieser hat zwei Dimensionen, in denen wir im letzten Jahr gute Fortschritte gemacht haben:

Erstens, der operative Teil. Wir haben gezielte Maßnahmen zur Reduktion unserer Verwaltungsaufwendungen um 1,2 Mrd € jährlich, die bis 2004 erreicht werden sollen, ergriffen. Dazu gehört auch ein notwendiger Personalabbau von insgesamt 9100 Stellen im Konzern. Wir reduzieren damit nicht nur die zu hohe Komplexität unseres stark gewachsenen Konzerns, sondern passen zudem unsere Kapazitäten einem veränderten Nachfrageumfeld für Bankdienstleistungen an.

Unser Programm zur Effizienzsteigerung konzentriert sich auf die folgenden drei Projekte:

INTEGRATION DER BANK AUSTRIA IN DIE HVB GROUP

Die Integration der Bank Austria, Marktführer in Österreich, verlief mit sehr gutem Erfolg und ist inzwischen weitgehend abgeschlossen. Wir haben die Überlappungen unserer Aktivitäten in den USA, in den Finanzzentren Tokio, Hongkong, Singapur und London sowie in den Ländern Zentral- und Osteuropas bereinigt. Entgegen unseren ursprünglichen Erwartungen konnten wir die Gesamtsynergien aus dem Projekt Österreich bis zum Jahr 2004 sogar auf 630 Mio € jährlich erhöhen. Hierzu trug die Entscheidung, die beiden Banken in Österreich, die Bank Austria und die Creditanstalt, zu einer Einheit unter der Marke Bank Austria Creditanstalt zu vereinigen, maßgeblich bei. Ebenso konnten wir unsere beiden Banken in Polen, die BPH und die PBK, gegen Ende des Jahres zu einer neuen starken Kraft in Polen mit einem Marktanteil von rund 10% fusionieren. Die HVB Group ist jetzt die führende Bankengruppe in Zentral- und Osteuropa.

HVB REAL ESTATE

Mit der Bündelung unserer inländischen Hypothekenbanken zu der am 3. September 2001 neu gegründeten HVB Real Estate Bank AG erschließen wir uns nicht nur Kostensynergien von 160 Mio € jährlich, sondern wir waren auch erneut Vorreiter in der notwendigen inländischen Konsolidierung. Mit diesem Schritt zur Verbesserung unserer Wertschöpfungspotenziale in der professionellen Immobilienfinanzierung konzentrieren wir den inländischen Vertrieb, das hier gebundene Eigenkapital und auch das Management unserer vormals selbstständigen Hypothekenbanken. Um unsere Ansprüche an Kosteneffizienz und Rentabilität im Geschäftsfeld HVB Real Estate zu realisieren, werden wir die Risikoaktiva im Inland – auch durch Verbriefung von Forderungen – deutlich reduzieren, um Wachstumschancen im margenstärkeren Auslandsgeschäft nutzen zu können. Unsere führende Marktposition im europäischen Ausland und in den USA werden wir deshalb konsequent ausbauen.

PRIVATKUNDENGESCHÄFT DEUTSCHLAND

Im deutschen Privatkundengeschäft, das besonders unter der Flaute im Wertpapiergeschäft und unter zu hohen Fixkosten leidet, werden wir unsere Kapazitäten schneller als bisher den veränderten Marktverhältnissen anpassen. Gleichzeitig bauen wir andere Aktivitäten, wie das Online-Banking, kräftig aus und entsprechen damit dem veränderten Kundenverhalten. Unsere bisherige Markenvielfalt im deutschen Privat-

»Wir haben dem Konzern eine neue, zur Größe des gewachsenen Konzerns passende und zukunftsfähige Führungsstruktur gegeben.«

kundengeschäft fokussieren wir auf die Marke HypoVereinsbank. Damit schaffen wir eine nationale Marke und verbessern die Effizienz unseres Marketingeinsatzes. Ziel unserer Maßnahmen ist die Realisierung von Synergien in Höhe von 450 Mio € jährlich. Darüber hinaus streben wir ein deutlich verbessertes Angebot in der qualifizierten Kundenbetreuung entlang unseres Leistungsprofils von der Wertpapieranlage, der Immobilienfinanzierung, des Konsumentenkredits bis zur Nachfolgeregelung bei Geschäftskunden an. Wir werden uns auf Beratung und Vertrieb im Privatkundengeschäft, auch und gerade unter Einbeziehung des Internets, konzentrieren.

KLARE MANAGEMENTVERANTWORTUNG

Die zweite Optimierung betrifft die strategische Ausrichtung der Managementstrukturen der HVB Group. Ende November haben wir dem Konzern eine neue, zur Größe des gewachsenen Konzerns passende und zukunftsfähige Führungsstruktur gegeben und damit konzeptionell den Innenausbau des Konzerns abgeschlossen.

Die Steuerung des Gesamtkonzerns, das heißt die strategische Planung und Führung, die Ressourcenallokation sowie die Risikosteuerung, erfolgt seit Jahresanfang 2002 durch einen Konzernvorstand. Diesem gehören sechs Mitglieder an: neben mir als Sprecher des Vorstands die Herren Dr. Wolfgang Sprißler als Chief Financial Officer, Dr. Stefan Jentzsch als Chief Risk Officer und Verantwortlicher für das Geschäftsfeld HVB Wealth Management, Dr. Egbert Eisele für das Geschäftsfeld HVB Real Estate, Gerhard Randa für das Geschäftsfeld Österreich/CEE und Dieter Rampl für die Geschäftsfelder Deutschland und HVB Corporates & Markets.

Herr Stephan Bub ist für das konzernweite Treasury zuständig und gehört zusätzlich der ersten operativen Führungsebene von HVB Corporates & Markets an.
Herr Dr. Claus Nolting übernimmt innerhalb des Geschäftsfelds HVB Real Estate die Verantwortung für die HVB Real Estate Bank und für das gesamte Deutschlandgeschäft. Herr Dr. Paul Siebertz leitet das Group Corporate Center Human-Resources und ist zugleich Arbeitsdirektor der HypoVereinsbank AG.

» Synthesen aus Regionalität im Kundengeschäft und Internationalität auf den globalen Märkten.«

Einerseits dokumentieren wir damit unsere unverwechselbare lokale Verankerung im jeweiligen regionalen Kundengeschäft als Bank der Regionen in Europa. In den europäischen Regionen, bei Privat- und Geschäftskunden sowie im Mittelstand treten wir mit getrennten nationalen Marken auf und zeigen damit regionale Verwurzelung und Identität. Anderseits bündeln wir in den drei globalen Geschäftsfeldern HVB Corporates & Markets, HVB Real Estate und HVB Wealth Management die zur Wertschöpfung notwendigen Ressourcen. Wir schaffen damit die Synthese aus Regionalität im Kundengeschäft und Internationalität auf den globalen Märkten. Unsere Wurzeln sind in den Regionen, und unsere Kompetenz gilt weltweit. Das ist unsere Antwort auf die dynamischen Veränderungen der Märkte.

STRATEGISCHE PARTNERSCHAFT MIT DER MÜNCHENER RÜCKVERSICHERUNGS-GRUPPE

Ein weiterer Meilenstein für die HVB Group ist die strategische Partnerschaft mit der Münchener Rückversicherungs-Gruppe, vor allem im Feld der Bankassurance beim Vertrieb von Versicherungs- und Bankprodukten. Gemeinsam werden wir alle Möglichkeiten im gegenseitigen Vertrieb unserer Produkte und Dienstleistungen zum Wohle unserer Kunden, die von einem erweiterten Leistungsspektrum in der immer wichtiger werdenden privaten und betrieblichen Altersvorsorge profitieren, und unserer Aktionäre nutzen. Gemeinsam mit der Münchener Rückversicherungs-Gruppe erwarten wir bis 2006 aus unserer Kooperation zusätzliche Ertragssynergien von mehr als 300 Mio € jährlich, die sich zu gleichen Teilen auf die Münchener Rückversicherungs-Gruppe und uns verteilen. Unsere partnerschaftliche Zusammenarbeit festigen wir durch gegenseitige Beteiligungen.

AUSBLICK: SPÜRBARE VERBESSERUNG BEI KOSTENEFFIZIENZ UND PROFITABILITÄT

Der geschäftliche Ausblick auf das Jahr 2002 ist durch drei wesentliche Einflüsse gekennzeichnet, wovon einer belastend und zwei positiv auf die HVB Group wirken:

- Erstens: Wir erwarten aus heutiger Sicht keinen durchgreifenden Aufschwung der Konjunktur, weder in den USA noch in Europa. Deutschland wird innerhalb Europas wegen des andauernden politischen Reformstaus weiterhin die schwächsten Wachstumsraten aufweisen. Eine nachhaltige Rezession sehen wir zwar nicht, stellen uns aber auf eine allenfalls leichte konjunkturelle Belebung 2002 ein. Der als Gemeinschaftswährung erfolgreich eingeführte Euro wird dabei helfen und das Transaktionsvolumen innerhalb der europäischen Industrie und Dienstleistungsbranche erhöhen. Zudem wird der Euro den europäischen Einigungsprozess forcieren und zu weiteren grenzüberschreitenden Fusionen und Übernahmen führen. Ein wirtschaftlich und politisch geeintes Europa steht vor einer großen Zukunft, wenn die notwendigen strukturellen Reformen auf dem Kontinent, vor allem zu Abgaben, Arbeit und Bildung, kräftig angegangen werden. Auf Grund der gesamtwirtschaftlichen Rahmenbedingungen müssen wir uns also 2002 auf ein weiteres schwieriges Übergangsjahr für den Bankensektor mit anhaltend hohen Risikobelastungen und nur moderaten Ertragszuwächsen einstellen. Erst für 2003 erwarten wir konjunkturellen Rückenwind und wieder kräftiger steigende Erträge.

- Zweitens: Wir sind sicher, im Jahr 2002 bei der inneren Stärkung unseres Konzerns gut voranzukommen, dabei die Produktivität im Gesamtkonzern zu erhöhen und so der HVB Group eine eigene Konjunktur zu ermöglichen. Wir geben der Realisierung der Synergien höchste Priorität, denn gerade unser heimischer deutscher Bankenmarkt steht vor einer weiteren notwendigen Konsolidierung, sowohl im privaten als auch im öffentlich-rechtlichen Sektor. Auch die fortlaufende Konsolidierung in Deutschland wird von starken Banken geführt werden. Die HVB Group wird, wie schon in den Jahren zuvor, an diesem Prozess mit ihrem klaren Konzept, ihrer reichen Integrationserfahrung und mit ihrer bewiesenen Umsetzungskraft teilnehmen – aber nur das tun, was unser Leistungsprofil in Europa sowie in den globalen Geschäftsfeldern weiter stärkt und unseren Kunden und Aktionären Mehrwert schafft.

- Drittens: Wir werden positive Ergebniseffekte für die HVB Group aus dem steuerfreien Abbau weiterer nicht-strategischer Beteiligungen erzielen. So wollen wir die für 2002 angekündigten Restrukturierungsaufwendungen in Höhe von maximal 500 Mio € zur inneren Stärkung unseres Konzerns durch Beteiligungsverkäufe in der Gewinn- und Verlustrechnung mindestens neutralisieren.

Nach der Gewichtung dieser wesentlichen Einflüsse erwarten wir für das laufende Jahr insgesamt eine spürbare Verbesserung sowohl der Kosteneffizienz als auch der Profitabilität. Bei der Eigenkapitalrentabilität nach Steuern und bereinigt um Goodwillabschreibungen streben wir an, zumindest unsere Kapitalkosten zu verdienen, die wir im Jahr 2000 schon übertroffen hatten. Damit legen wir den Grundstein für zweistellige Eigenkapitalrentabilitäten und steigende Dividendenausschüttungen in einem wieder positiven Konjunkturumfeld. Die Voraussetzungen für eine höhere Börsenkapitalisierung sind damit geschaffen.

Das zurückliegende schwierige Jahr 2001 hat uns wichtige Erkenntnisse verschafft und uns für die Zukunft noch stärker gemacht. Wir haben die vielen Teile unseres stark gewachsenen Konzerns zur HVB Group zusammengeschmiedet, unsere Strukturen gestrafft und die Steuerung unserer Prozesse optimiert. Wir gehen mit großer Entschlusskraft und Zuversicht an die vor uns liegenden Aufgaben. Dabei setzen wir auf unsere engagierten Mitarbeiter, unsere unverwechselbaren Stärken im europäisch verankerten Kundengeschäft sowie auf unsere globalen Kompetenzen im Wealth Management, Corporates & Markets und im professionellen Real Estate Finance. Ich freue mich, auf unserem Weg zum Erfolg, zum Wachstum und zur Stärke, Sie an unserer Seite zu wissen.

Mit den besten Grüßen

Ihr Albrecht Schmidt



Kurt F. Viermetz

Bericht des Aufsichtsrats

Angesichts des tiefen strukturellen Umbruchs, in dem sich die Bankenbranche in Europa, insbesondere in Deutschland, befindet, und einer erneuten Verschlechterung der gesamtwirtschaftlichen Lage, zu der auch die Ereignisse des 11. September in den USA beigetragen haben mögen, war die Aufsichtsratsarbeit des vergangenen Jahres geprägt von einem intensiven Dialog mit dem Vorstand darüber, wie auf diese verschiedenartigen Herausforderungen angemessen reagiert werden kann. In besonderem Maße galt das Interesse des Aufsichtsrats dem in diesem Jahr vorrangig betriebenen Innenausbau der Bank der Regionen in Europa und der neuen Konzernführungsstruktur, die in engster Abstimmung zwischen Vorstandssprecher und Aufsichtsratvorsitzendem eingeführt wurde.

Erheblich unterstützt wurde die Arbeit des Plenums dabei durch die in den vergangenen Jahren eingerichteten Ausschüsse (siehe auch die Liste »Aufsichtsrat«), die in allen Sitzungen des Aufsichtsrats über ihre Arbeit berichtet haben. Neben dem Präsidium des Aufsichtsrats, das die Beschlussfassungen zu einzelnen Tagesordnungspunkten der Aufsichtsratssitzungen vorbereitet und Vorstandspersonalia behandelt, sind dies der Ausschuss für Geschäftsentwicklung und Kredit, dessen Aufgabe es ist, mit dem Vorstand Fragen der strategischen Positionierung und der generellen Geschäftsentwicklung der Bank sowie der Entwicklung in den einzelnen Geschäftsfeldern zu beraten, der Ausschuss für Geschäftsprüfungen, der eng mit den Abschlussprüfern zusammenarbeitet und sich insbesondere über die Revisionsergebnisse berichten lässt, sowie der Ausschuss für Treuhandgeschäfte, der sich mit der Entwicklung der von der Bank verwalteten Kundenvermögen und der Einhaltung der diesbezüglichen Compliance-Regeln befasst. Darüber hinaus besteht noch der gesetzlich vorgesehene Vermittlungsausschuss, der im vergangenen Jahr jedoch nicht zusammenzutreten brauchte. Die umfangreiche Ausschussarbeit zeigt auch, in welch hohem Maße dem Aufsichtsrat daran gelegen ist, seiner Verpflichtung zu einer effizienten Überwachung und Beratung der Geschäftsführung im Sinne einer modernen Corporate Governance (siehe auch das Kapitel »Corporate Governance«) nachzukommen.

SCHWERPUNKT DER AUFSICHTSRATSTÄTIGKEIT

In seinen vier Sitzungen hat sich der Aufsichtsrat vom Vorstand jeweils über die aktuelle Geschäftsentwicklung der HVB Group, die weltwirtschaftliche Lage sowie die Perspektiven der Gesamtwirtschaft berichten lassen und gleich zu Beginn des vergangenen Jahres die Jahresplanung sehr intensiv mit dem Vorstand erörtert. Wiederholt ließ sich der Aufsichtsrat auch über die Umstrukturierungsmaßnahmen im Privatkundengeschäft berichten, das durch die Kostensteigerungen auf Grund des technologischen Wandels sowie des Einbrechens der Aktienmärkte in besonderem Maße von den Umwälzungen betroffen war. Ergänzend hierzu ließ sich der Aufsichtsrat einen umfassenden Bericht über die Markt-, Kredit- und Länderrisiken geben.

Gegenstand eingehender Beratungen waren ferner der Innenausbau des Konzerns sowie die weiteren Schritte zur Fortentwicklung der Bank der Regionen in Europa. Der Aufsichtsrat ließ sich daher mehrmals über den Stand der Immobilienfinanzierungsaktivitäten im Geschäftsfeld HVB Real Estate, die Integration der Bank Austria in die HVB Group, die weitgehend abgeschlossen werden konnte, den Stand der Vollfusion von Bank Austria und Creditanstalt sowie den planmäßig verlaufenden Fortgang der Projektarbeiten zur Neuordnung der Kooperation mit der Münchener Rückversicherungs-Gruppe berichten. Besonders intensiv wurde außerdem die neue Konzernführungsstruktur mit dem Vorstand diskutiert. Der Aufsichtsrat befürwortet es sehr, dass hierdurch klare Führungs- und eindeutige Verantwortungsstrukturen geschaffen wurden.

Ferner wurde dem Aufsichtsrat ein umfassender Personalbericht vorgelegt. Schließlich ließ sich der Aufsichtsrat in allen Sitzungen über den Stand der Untersuchungen zur Geltendmachung von Schadensersatzansprüchen auf der Grundlage der Feststellungen des im Jahre 1999 vorgelegten Sonderprüfungsberichtes unterrichten. Der Aufsichtsrat hat das um die Vorsitzenden der weiteren Ausschüsse (Herren Dr. Breipohl und Dr. Jannott) sowie einen Arbeitnehmervertreter im Aufsichtsrat (Herrn Hofer) erweiterte Präsidium als Ad-hoc-Ausschuss beauftragt, einen Beschlussantrag vorzubereiten. Das erweiterte Präsidium trat zu fünf Sitzungen zusammen und hat den Beschlussantrag dem Aufsichtsrat im Oktober vorgelegt. Nach sorgfältiger Prüfung der Argumente und mit gutachterlicher Unterstützung durch eine renommierte Anwaltskanzlei hat der Aufsichtsrat unter Abwägung der Interessen der Gesellschaft davon abgesehen, wegen der Kreditentscheidungen bei den Joint-Venture-Projekten, die zu hoher Risikovorsorge und zu ebensolchen Verlusten führten, Ersatzansprüche gegen Vorstandsmitglieder der ehemaligen Hypo-Bank geltend zu machen. Er hat sich dabei auch davon leiten lassen, dass bei diesen Sachverhalten Ersatzansprüche entweder nicht mit hinreichender Gewissheit feststellbar oder beweisbar oder wegen der möglicherweise schon eingetretenen Verjährung nicht mehr durchsetzbar waren.

Die Mitglieder des Aufsichtsrats wurden darüber hinaus laufend schriftlich über besondere Geschäftsvorfälle informiert, wobei sich der Vorsitzende des Aufsichtsrats außerdem in Einzelgesprächen über wichtige Entscheidungen des Vorstandes und aktuelle Ereignisse des laufenden Geschäftes unterrichten ließ.

TÄTIGKEITSSCHWERPUNKTE DER AUSSCHÜSSE

Das Präsidium des Aufsichtsrats ist im vergangenen Jahr zu sechs Sitzungen zusammengekommen, in denen vor allem Vorstandspersonalia und -bezüge behandelt, die Nachfolgeplanung des obersten Führungspersonals erörtert und einzelne Tagesordnungspunkte der Aufsichtsratsitzungen vorbereitet wurden. Das Präsidium hat sich davon überzeugt, dass das im vergangenen Jahr für die Vorstandsmitglieder eingeführte neue Vergütungssystem nach den inzwischen gewonnenen Erkenntnissen voll den Marktverhältnissen entspricht. Außerdem hat das Präsidium im Umlaufverfahren zustimmungspflichtige Kredite behandelt; in allen Fällen konnte die Zustimmung erteilt werden.

Der Ausschuss für Geschäftsentwicklung und Kredit ließ sich in seinen sechs Sitzungen vom Vorstand jeweils über die aktuelle Geschäftsentwicklung sowie die gesamtwirtschaftliche Lage berichten. Gegenstand der Erörterungen waren insbesondere die vom Vorstand eingeleiteten Maßnahmen zur Anpassung der Kosten an die verschlechterten Ertragserwartungen sowie die hieraus folgenden Beschlussempfehlungen an den Aufsichtsrat. Über die im Aufsichtsratsplenum behandelten Themen hinaus ließ sich der Ausschuss über die durch die Terroranschläge vom 11. September 2001 betroffenen Portfolien sowie die wirtschaftliche Entwicklung in Argentinien und Brasilien berichten und – angesichts der schwierigen wirtschaftlichen Lage in Polen – einen Bericht über die Geschäftsentwicklung unserer inzwischen fusionierten Konzerntöchter in diesem Land geben. Außerdem erhielt der Ausschuss im Rahmen eines umfassenden Vortrags über die Geschäftsentwicklung im Firmenkundengeschäft einen konzernweiten Überblick über den Stand des branchenorientierten Risikomanagements.

Über neue, mit erhöhten Risiken behaftete Engagements wurde dem Ausschuss in jeder Sitzung aktuell berichtet. Gegenstand der Beratungen waren ferner die EDV-Entwicklung in der HVB Group sowie die Beteiligungen der Bank und wesentliche Veränderungen bei diesen. Schließlich hat der Ausschuss der Begebung von genehmigtem Kapital zur Ausgabe von Belegschafts- und Leistungsaktien an Mitarbeiter, der Errichtung und Schließung von Zweigniederlassungen sowie der Erteilung von Prokuren zugestimmt.

Der Ausschuss für Geschäftsprüfungen ist im vergangenen Jahr zu zwei Sitzungen sowie einer gemeinsamen Sitzung mit dem Ausschuss für Geschäftsentwicklung und Kredit zusammengekommen. Der Ausschuss hat der von der Hauptversammlung zum Abschlussprüfer gewählten KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin und Frankfurt/Main, den Prüfungsauftrag erteilt.

Außerdem hat der Ausschuss die Feststellungen der KPMG aus der vorangegangenen Jahresabschlussprüfung aufgegriffen und sich die Maßnahmen erläutern lassen, die zu einer Qualitätsverbesserung in den betreffenden Bereichen führen. Weiter hat sich der Ausschuss über die Qualität unserer Revision durch einen Peer-Review der KPMG berichten und sich einen Sachstandsbericht über die Einhaltung von § 18 KWG sowie über Geldwäscheprüfungen geben lassen. Gegenstand der Erörterungen waren ferner die Ergebnisse der Depotprüfung durch die KPMG sowie die Sicherheitsstandards der Bank nach den Terroranschlägen in den USA. Ferner ließ sich der Ausschuss einen ausführlichen Bericht über die umfangreichen Vorbereitungen zur Euro-Bargeldeinführung zum Jahresende 2001 vorlegen.

Der Ausschuss für Treuhandgeschäfte hat sich in seinen vier Sitzungen eingehend mit der Entwicklung der von der Bank verwalteten Assets under Management beschäftigt. Gegenstand seiner Erörterungen waren ferner die Ausübung der Vollmachtsstimmrechte sowie die Einhaltung der Compliance-Regeln im Bereich Asset Management.

PRÜFUNG UND BILLIGUNG DES JAHRESABSCHLUSSES 2001

Der Jahresabschluss und der Lagebericht für die HypoVereinsbank AG sowie der nach International Accounting Standards (IAS) aufgestellte Konzernabschluss und Konzernlagebericht für das Geschäftsjahr 2001 sind unter Einbeziehung der Buchführung von der KPMG geprüft und jeweils mit dem uneingeschränkten Bestätigungsvermerk versehen worden.

Der Abschlussprüfer hat im Rahmen seiner Prüfungspflichten gem. § 317 Abs. 4 HGB auch die bei der Bank bestehenden Überwachungssysteme für die Früherkennung von Risiken geprüft. Der Abschlussprüfer bestätigt, dass die eingerichteten Überwachungssysteme ihre Aufgaben erfüllen können sowie die Lageberichte für die AG und den Konzern die Risiken der künftigen Entwicklung zutreffend darstellen.

An der Schlussbesprechung des Vorstands mit dem Abschlussprüfer haben der Vorsitzende des Aufsichtsrats sowie der Vorsitzende des Ausschusses für Geschäftsprüfungen teilgenommen.

Die genannten Abschlussunterlagen mit dem Gewinnverwendungsvorschlag des Vorstands wurden zusammen mit dem Bericht des Abschlussprüfers dem Aufsichtsrat zugeleitet. In der vorbereitenden gemeinsamen Sitzung der Ausschüsse für Geschäftsentwicklung und Kredit und für Geschäftsprüfungen sowie in der nachfolgenden Bilanzsitzung des Aufsichtsrats hat der Prüfungsleiter des Abschlussprüfers über die Ergebnisse der Prüfung berichtet und eingehend die Fragen der Aufsichtsratsmitglieder beantwortet. Der Aufsichtsrat hat sich dem Ergebnis der Prüfung durch den Abschlussprüfer angeschlossen und als Ergebnis seiner eigenen Prüfung von Jahres- und Konzernabschluss, Lage- und Konzernlagebericht sowie des Vorschlages für die Gewinnverwendung festgestellt, dass Einwendungen nicht zu erheben sind. In seiner Sitzung vom 20. März 2002 hat der Aufsichtsrat deshalb den vom Vorstand aufgestellten Jahresabschluss gebilligt, der damit festgestellt ist. Dem Vorschlag des Vorstands für die Verwendung des Bilanzgewinns stimmt der Aufsichtsrat zu.

PERSONALIEN

Am 30. September 2001 ist Herr Dr. Stephan Schüller einvernehmlich aus dem Vorstand ausgeschieden und mit Wirkung zum 1. Oktober 2001 zum Mitglied des Vorstandes unserer Tochtergesellschaft Vereins- und Westbank Aktiengesellschaft bestellt worden. Zum 31. Dezember 2001 hat Herr Dr. Eberhard Rauch mit dem Aufsichtsrat die Niederlegung seines Vorstandsmandats vereinbart und ist zu diesem Zeitpunkt aus dem Vorstand ausgeschieden. Herr Dr. Norbert Juchem hat den Aufsichtsrat ebenfalls gebeten, sein Vorstandsmandat niederlegen zu können, und ist nach entsprechender Zustimmung am 31. Januar 2002 aus dem Vorstand ausgeschieden. Der Aufsichtsrat dankt den ausgeschiedenen Herren für ihre langjährige, verdienstvolle Mitarbeit im Vorstand der HypoVereinsbank.

Am 21. Februar 2002 verstarb im 88. Lebensjahr Herr Siegfried Zimmermann, der von 1973 bis 1979 dem Vorstand der Bayerischen Hypotheken- und Wechsel-Bank angehörte und anschließend bis 1987 Mitglied des Beirats der Bank war. Mit seinem fundierten Fachwissen und großem Pflichtbewusstsein hat der Verstorbene der Bank wertvolle Dienste geleistet.

Am 3. März 2001 ist Herr Carl Wagenhöfer, Landeszentralbankpräsident i. R., verstorben, der von 1977 bis 1983 Mitglied des Aufsichtsrats der Bayerischen Hypotheken- und Wechsel-Bank war. Am 29. Juni 2001 verstarb Dr. Adalbert Freiherr von Poschinger-Bray, der dem Aufsichtsrat der Bayerischen Hypotheken- und Wechsel-Bank von 1968 bis 1982 angehörte. Sie waren der Bank wichtige Ratgeber.

Das Andenken an die Verstorbenen wird der Aufsichtsrat in hohen Ehren halten.

Der Aufsichtsrat dankt dem Vorstand und allen Mitarbeiterinnen und Mitarbeitern für ihren hohen Einsatz in einem wirtschaftlich schwierigen Umfeld und drückt insbesondere all den vielen Damen und Herren der Gruppe, die um die Jahreswende mit dem Umtausch der D-Mark in den Euro befasst waren, seinen besonderen Dank aus. Der Aufsichtsrat ist überzeugt, dass der Vorstand die richtigen Maßnahmen ergriffen hat, um die HVB Group in eine gute Zukunft zu führen.

München, den 20. März 2002

Der Aufsichtsrat



Kurt F. Viermetz
Vorsitzender

Corporate Governance

- Kodex für Corporate Governance dient der Vertrauensbildung.
- Geschäftsordnung des Aufsichtsrats fördert effizient Unternehmensüberwachung.
- Regelungen für integres Verhalten in einem konzernweiten Kodex zusammengefasst.

VERBESSERUNG DER UNTERNEHMENSKONTROLLE

Ziel der in jüngster Zeit in der Öffentlichkeit diskutierten Corporate-Governance-Regelungen ist es, durch größtmögliche Transparenz der Unternehmensführungs- und Überwachungsmechanismen das Vertrauen internationaler und nationaler Anleger, der Kunden, der Mitarbeiter und der Öffentlichkeit in eine verantwortliche Leitung und Überwachung der Unternehmen zu fördern. Die Forderungen nach Corporate-Governance-Regelungen haben ihren Ursprung im angloamerikanischen Raum, wo die Unternehmensführung und -kontrolle in einem Organ, dem Board, zusammengefasst ist, während hierfür in Deutschland durch die Vorgaben des Aktiengesetzes zwei Gremien, der Vorstand und der Aufsichtsrat, zur Verfügung stehen.

In Deutschland wurde erstmals im Jahre 2000 von der so genannten Grundsatzkommission Corporate Governance ein »Code of Best Practice« für börsennotierte Gesellschaften veröffentlicht. Im Sommer 2001 hat eine von der Bundesregierung eingesetzte Regierungskommission einen Bericht ausgearbeitet, der unter anderem auch Maßnahmen zur Verbesserung der Unternehmenskontrolle vorschlägt. In einem ersten Schritt zur Umsetzung dieser Vorschläge hat nunmehr das Bundesjustizministerium einen Referentenentwurf für ein Transparenz- und Publizitätsgesetz vorgelegt. Außerdem hat die Bundesregierung eine Expertenkommission beauftragt, einen Deutschen Corporate-Governance-Kodex zu erarbeiten. Dieser freiwillige Kodex, der Standards guter Unternehmensführung und -kontrolle für deutsche börsennotierte Unternehmen enthält, wurde der Öffentlichkeit inzwischen vorgestellt. Über die Einhaltung der Vorschriften wird die HypoVereinsbank künftig berichten.

Die HypoVereinsbank befasst sich mit Corporate-Governance-Überlegungen bereits seit längerem. Schon im Jahre 1999 hat der Aufsichtsrat auf Veranlassung des Aufsichtsratsvorsitzenden eine Neuordnung seiner inneren Organisation und Aufgabenverteilung beschlossen und sich eine neue Geschäftsordnung gegeben. Durch Übertragung weiterer Aufgabenfelder auf mehrere Ausschüsse wurde die Aufsichtsratsarbeit im Sinn einer modernen, effizienten Unternehmensüberwachung umgestaltet (siehe Bericht des Aufsichtsrats).

VERHALTENSKODEX ZUR VERMEIDUNG UNERLAUBTER GESCHÄFTSPRAKTIKEN

Ende des vergangenen Jahres hat der Vorstand der Bank außerdem einen konzernweiten Code of Conduct beschlossen, der bestehende Regelungen zusammenfasst und mit dem ein für alle Mitarbeiter der HVB Group verbindlicher Standard für ein integres Verhalten festgelegt wird, das insbesondere auf eine effektive Vermeidung unerlaubter Geschäftspraktiken – unter anderem Korruption, Bestechung, Geldwäsche, Insidergeschäfte – gerichtet ist (siehe auch das Kapital »Unsere Mitarbeiter«).

Zum Schutz der Anleger haben wir Leitsätze für Mitarbeitergeschäfte in Wertpapieren und Derivaten, Compliance-Richtlinien über die Handhabung vertraulicher und kursrelevanter Informationen sowie Leitsätze für Mitarbeiterverhalten bei Immobiliengeschäften erlassen, die klare Anweisungen im Umgang mit Insiderwissen und zur Vermeidung von Interessenskonflikten enthalten. Der Transparenz dienen auch die Veröffentlichungen auf den Internetseiten der Bank, auf denen alle wichtigen Veröffentlichungen, unter anderem der Geschäftsbericht, die Zwischenberichte, die Satzung und die Tagesordnung der Hauptversammlung, zu finden sind.

www.
hvbgroup.com

Neue Ausrichtung der HVB Group

- Neue Führungsstruktur stärkt Gesamtkonzern und reduziert Komplexität der Entscheidungsabläufe.
- Transparente Wertschöpfungsstrukturen und klare Verantwortungen in den fünf Geschäftsfeldern.
- Nähe zum Kunden bei der Bank der Regionen, Expertise am Markt in den globalen Geschäftsfeldern.
- Bündelung der Aktivitäten stärkt die Schlagkraft am Markt und schafft Synergien.

KLARE MANAGEMENT-VERANTWORTUNG

DYNAMISCHE EXPANSION IN EUROPA

Die Entwicklungsgeschichte der HVB Group steht im Zeichen der zielstrebigen Umsetzung unserer Unternehmensstrategie zur Bank der Regionen in Europa. Die erste Phase unseres konsequenten Wachstumsprogramms haben wir erfolgreich abgeschlossen: Mit der inländischen Fusion zur HypoVereinsbank im Jahr 1998 und der grenzüberschreitenden Akquisition der Bank Austria 2000 haben wir Gestaltungskraft bei komplexen Integrationsprojekten bewiesen und Meilensteine im Prozess der Bankenkonsolidierung in Europa gesetzt. Mit weiteren Akquisitionen und Neugründungen im In- und Ausland haben wir in den vergangenen zehn Jahren unser Kompetenzprofil geschärft und unser europäisches Vertriebsnetz kontinuierlich ausgebaut. Die HVB Group ist heute die Nummer 1 im Herzen Europas mit einer führenden Marktstellung in Deutschland, Österreich und den Wachstumsregionen Zentral- und Osteuropas.

NEUE FÜHRUNGSSTRUKTUR DES KONZERNS

Wir verfügen auf Grund unserer starken europäischen Marktposition über ein hohes Wertschöpfungspotenzial, das wir für unsere Aktionäre entschlossen nutzen werden. Die Steuerungsprinzipien, Strukturen und Prozesse innerhalb des Konzerns sind konsistent auf dieses Ziel ausgerichtet. Es gilt, wachstumsbedingte Redundanzen zu bereinigen und die Komplexität der Entscheidungsabläufe zu reduzieren. Dabei unterscheiden wir unseren regionalen Auftritt im europäischen Kundengeschäft vom Auftritt in den globalen Geschäftsfeldern, in denen wir unsere produktorientierten Kernkompetenzen bündeln.

Wir haben unsere im Wachstum bewährte Stammhausorganisation mit ihrer mittlerweile zu komplex gewordenen Matrixorganisation durch eine klare Konzernsteuerungsstruktur ersetzt und dabei eindeutige Verantwortlichkeiten für die strategischen Aufgaben einerseits und für das operative Geschäft andererseits festgelegt.

VORTEILE DER NEUEN FÜHRUNGSSTRUKTUR

- Durchgängige Managementverantwortung für eindeutig definierte Geschäftsfelder des Gesamtkonzerns.
- Reduktion des Konzernvorstands auf sechs Mitglieder bei klarer Trennung von strategischer Führung des Konzerns und operativer Geschäftsfeldverantwortung der Bereichsvorstände.
- Effizientere, deutlich schlankere Entscheidungsprozesse und Abbau von Komplexitäten in der Konzern- und Geschäftsfeldsteuerung.
- Transparenz der Wertschöpfungsstrukturen und Erhöhung der Wertschöpfungskraft.

Die strategische Steuerung und Weiterentwicklung der HVB Group liegt nun in den Händen des Konzernvorstandes, dem neben dem Vorstandssprecher, dem Finanzvorstand (Chief Financial Officer) und dem Risikomanager (Chief Risk Officer) auch die Vorsitzenden der Geschäftsfelder angehören. Der Konzernvorstand trägt die Verantwortung insbesondere für das Geschäftsfeldportfolio des Konzerns, für die Kapital- und Ressourcenallokation sowie für das Controlling der Konzerngeschäftsfelder. Der Konzernvorstand wird von einem schlanken Corporate Center unterstützt.

KLARE GESCHÄFTSFELDABGRENZUNGEN

Die Umsetzung unseres Konzepts der Bank der Regionen – der Verbindung regionaler Expertise mit globaler Produktkompetenz – haben wir mit der neuen Konzernstruktur konsequent vollendet. Zum 1. Januar 2002 haben wir die HVB Group in fünf Geschäftsfelder gegliedert: In den beiden Geschäftsfeldern der Bank der Regionen dokumentieren wir unsere Verankerung im lokalen Privatkunden- und mittelständischen Firmenkundengeschäft, und zwar mit der HypoVereinsbank und der Vereins- und Westbank in Deutschland, der Bank Austria Creditanstalt in Österreich sowie unseren Einheiten in Zentral- und Osteuropa, insbesondere in Polen, Tschechien, Ungarn und der Slowakei. In den drei globalen kapitalmarktorientierten Geschäftsfeldern HVB Corporates & Markets, HVB Real Estate und HVB Wealth Management bündeln wir die zur Wertschöpfung in den produktgetriebenen Kompetenzfeldern erforderlichen Ressourcen im Konzern. Das Verbinden von Gegensätzen ist eine Stärke der HVB Group: In der Kombination der lokalen Nähe und gewachsenen Identität der Bank der Regionen mit dem Produkt-Know-how und der Kompetenz in globalen Feldern hat die HVB Group einen wesentlichen Wettbewerbsvorteil.

ÜBERNAHME DER ALTEN UNTERNEHMENSBEREICHE IN DIE NEUEN GESCHÄFTSFELDER


Bank der Regionen
Globale Geschäftsfelder
Deutschland
Österreich/CEE
HVB Real Estate
HVB Corporates & Markets
HVB Wealth Management
PuG
Privatkunden und Geschäftskunden
FKD
Mittelstandskunden
IFK
FKD
Großkunden und Corporate Finance
INM
PuG
Vermögende Privatkunden
ASM

HVB Group

NEUE FÜHRUNGSSTRUKTUR DER HVB GROUP

Konzernvorstand

Group Corporate Center

Bank der Regionen in Europa

GESCHÄFTSFELD DEUTSCHLAND

- Geschäft mit Privatkunden unter der Marke HypoVereinsbank: Multioptionales Vertriebskonzept mit bedarfsorientiertem Beratungsansatz und standardisiertem Produktangebot, einschließlich der privaten Immobilienfinanzierung.
- Geschäftskunden
- Mittelständische Firmenkunden: regionale Kundenbetreuung mit Basisprodukten des Commercial Banking, integriertes Corporate Finance.

GESCHÄFTSFELD ÖSTERREICH/CEE

- Geschäft mit Privatkunden sowie mittelständischen Firmenkunden unter der Marke Bank Austria Creditanstalt in Österreich und in den CEE-Staaten unter den regionalen Marken.
- Gleicher Beratungsansatz wie im Geschäftsfeld Deutschland.

Globale Geschäftsfelder

HVB REAL ESTATE

- Professionelle Immobilienkunden im In- und Ausland: Gewerbliche und wohnwirtschaftliche Bauträger, Immobilieninvestoren, Wohnungsbau- und Immobilienfondsgesellschaften, Immobilienleasinggesellschaften, institutionelle Investoren.
- Produktpalette des professionellen Immobilienbanking: Finanzierung, Immobilien-Investment-Banking, Immobilien-Asset-Management, HVB Expertise.

HVB CORPORATES & MARKETS

- Firmenkunden mit kapitalmarktrelevantem Geschäft oder Umsatzvolumen über 500 Mio €.
- Multinationale Kunden; Firmenkunden in Amerika, Asien und Westeuropa.
- Banken, institutionelle Kunden, kapitalmarktfähige öffentlich-rechtliche Kunden.
- Außenhandelsgeschäft, Project & Asset-Based-Finance, Acquisition & Leverage-Finance, Corporate-Finance.
- Equities, Fixed-Income und Währungen.
- Global Credit: Risikotransfer in die Kapitalmärkte.

HVB WEALTH MANAGEMENT

- Private Banking: Vermögensverwaltung für Privatkunden mit einem adressierbaren Vermögen über 1 Mio €.
- Asset Management: Publikumsfondsgeschäft, Vermögensverwaltung für institutionelle Kunden.
- Fund-of-Funds: Private Equity, Venture Capital, Hedge Funds.
- Einbindung aller Private-Banking- und Asset-Management-Einheiten der HVB Group.

FÜNF GESCHÄFTSFELDER MIT KLARER VISION

Innerhalb der Bank der Regionen vereinen wir das breite Privatkundengeschäft aus unserem bisherigen Unternehmensbereich Privatkunden und Geschäftskunden (PuG) mit dem mittelständischen Unternehmenskundengeschäft aus dem Bereich Firmenkunden (FKD). Dies bildet das neue Geschäftsfeld Deutschland. Parallel dazu haben wir mit der Bank Austria das Geschäftsfeld Österreich/CEE eingerichtet. Der Marktauftritt der HVB Group erfolgt in den europäischen Regionen weiter dezentral mit eigenständigen Markennamen. Die Freiheitsgrade dieser Geschäftsbereiche wurden erweitert: Die Einheiten vor Ort haben volle Entscheidungskompetenz und somit die Möglichkeit, sich auf die Individualität ihrer Märkte und Kunden einzustellen. Im regionalen Geschäft setzen wir auf partnerschaftliche Nähe zum Kunden, individuelle Beratung, standardisierte Produkte, effiziente Prozessabläufe, eine zunehmend offene Vertriebsarchitektur und eine ausgeprägte Servicementalität.

Im Gegensatz zu unseren Wettbewerbern bleibt die Immobilienfinanzierung eine Kernkompetenz der HVB Group. Strategisches Ziel des Geschäftsfeldes HVB Real Estate, das aus dem Unternehmensbereich Immobilienfinanzierung und Immobilienkunden (IFK) hervorgeht und in das unsere Hypothekenbanken integriert werden, ist der Ausbau unserer Marktposition als international führender Immobilienfinanzierer und -berater professioneller Kunden mit Schwerpunkt in Europa und in den USA. Durch die Bündelung unserer Aktivitäten wollen wir unsere Schlagkraft am Markt erhöhen, erhebliche Synergien realisieren und Kapital für Wertschöpfung und Wachstum freisetzen.

Im Geschäftsfeld HVB Corporates & Markets bündeln wir die Führungsverantwortung für das weltweite Kapitalmarkt-Know-how der Gruppe, das wir um die globale Expertise der HVB Group bei strukturierten Finanzierungen und im Corporate-Finance ergänzen. Wir erweitern den Unternehmensbereich International Markets (INM) mit den Großunternehmen um eine wesentliche Kundenkomponente aus FKD und positionieren uns als leistungsstarker Intermediär zwischen Kunden und Kapitalmarkt. Im Sinne unseres integrierten Corporate-Finance-Ansatzes wird es weiterhin eine enge Verknüpfung des kapitalmarktorientierten, produktgetriebenen Transaction-Banking mit dem branchenorientierten Relationship-Banking für Mittelstandskunden in der Bank der Regionen geben. Wir erschließen uns damit ein großes Wachtumspotenzial.

Im Geschäftsfeld HVB Wealth Management sind besonders wichtige Wachstumsfelder der HVB Group gebündelt: die Private-Banking-Kunden des Unternehmensbereichs PuG sowie der Bereich Asset Management (ASM). Ausgehend von der guten Marktstellung im europäischen Privatkundengeschäft wollen wir unsere Position in der Vermögensverwaltung für private und institutionelle Kunden deutlich ausbauen. Wir zielen auf kräftiges Wachstum in der Distribution, auf eine weitere Verbesserung der Performance und auf das verstärkte Angebot alternativer Investments.

OPERATIVER INNENAUSBAU DER HVB GROUP

Bereits zu Beginn des Jahres 2001 hatten wir den Innenausbau der HVB Group angekündigt. Frühzeitig vor dem sich im Laufe des Berichtsjahres abzeichnenden konjunkturellen Abschwung haben wir damit interne Strukturschwächen, die infolge des kräftigen Wachstums der HVB Group in den vergangenen Jahren entstanden sind, adressiert. Es ist unser Ziel, Redundanzen und Komplexitäten im Konzern durch ein konkretes Programm zur Effizienzsteigerung zügig zu beseitigen und unsere Kapazitäten an das veränderte Marktumfeld anzupassen (siehe auch Aktionärsbrief).

SYNERGIEPOTENZIAL VON 1,2 MRD €

Der operative Innenausbau konzentriert sich auf drei Projekte:
- Integration der Bank Austria in die HVB Group, die weitgehend abgeschlossen ist,
- Aufbau von HVB Real Estate, dessen erster Schritt abgeschlossen ist,
- Privatkundengeschäft Deutschland und das darin eingebundene Projekt »Stäbe und Dienstleistungen«.

Insgesamt erwarten wir jährliche Synergien von 1,2 Mrd €, wobei wir knapp 600 Mio € bereits 2002 realisieren wollen. Bis 2004 planen wir, das volle Potenzial zu erschließen.

Diese Verteilung der Synergien korrespondiert mit einem Abbau von insgesamt 9100 Stellen bis zum Jahr 2004 im Konzern. Das sind 13% unseres gesamten Personalstands, verglichen mit dem Pro-forma-Stand 2000. Im Berichtsjahr haben wir davon gut 3300 Stellen in Deutschland, Österreich und Polen eingespart und damit bereits 36% der Stellenreduktion im Jahr 2001 erzielt (siehe auch das Kapitel »Unsere Mitarbeiter«).

RÜCKGANG DER KOSTENBASIS IM BLICKFELD

Um das Synergiepotenzial zügig heben zu können, werden wir die im Jahr 2002 notwendigen Restrukturierungsaufwendungen durch die steuerfreie Auflösung von Reserven mindestens kompensieren. Ziel ist es, bis zum Jahr 2004 einen Verwaltungsaufwand von rund 7,5 Mrd € im Konzern nicht zu überschreiten.

PROFITABLES WACHSTUM IN EUROPA

Das geplante Synergiepotenzial bezieht sich nahezu ausschließlich auf Kostensynergien. Darüber hinaus erwarten wir aus der Bündelung unserer Know-hows und unserer Ressourcen in den internationalen Geschäftsfeldern, vor allem in HVB Corporates & Markets und HVB Wealth Management, spürbare Ertragseffekte. Gleiches gilt selbstverständlich auch für unsere starken Geschäftsaktivitäten in den Wachstumsmärkten Zentral- und Osteuropas. An unserem mittelfristigen Ziel einer Eigenkapitalrentabilität von 15% nach Steuern halten wir fest; wir haben nun alle Voraussetzungen zum Erreichen dieses Ziels geschaffen. Damit haben wir auch die Basis für eine deutlich höhere Marktkapitalisierung und für weiteres Wachstum der HVB Group in Europa gelegt.

SYNERGIEN UND RESTRUKTURIERUNGS-AUFWENDUNGEN IM ZEITABLAUF



in Mio €
1800
1200
600
0
Jährliche Synergien
Einmalige Restrukturierungs-aufwendungen

Dr. Dr. h. c. Albrecht Schmidt:
Jahrgang 1938
Vorstandssprecher



»Die HVB Group hat jetzt eine Managementstruktur, die zu unserem Geschäftsmodell als Bank der Regionen mit globaler Expertise passt und eine hohe Wertschöpfung ermöglicht. Wir haben nun alle Voraussetzungen, um qualitativ weiterzuwachsen und unseren Marktwert kräftig zu steigern.«

Dr. Wolfgang Sprißler:
Jahrgang 1945
Chief Financial Officer



»Unser umfassendes Effizienzsteigerungsprogramm werden wir mit Nachdruck umsetzen, Synergien von deutlich über 1 Mrd € realisieren und die Kostenbasis der HVB Group reduzieren. Wir richten die Steuerung des Konzerns konsequent an unseren mittelfristigen Zielen aus, um die Profitabilität und die Marktkapitalisierung des Konzerns im europäischen Wettbewerb deutlich zu verbessern.«

Dr. Stefan Jentzsch:
Jahrgang 1960
Chief Risk Officer
und Geschäftsfeld
HVB Wealth Management



»Mit aktiver Eigenkapitalallokation und mit einem konzernweiten, integrierten Risikomanagement wollen wir risikoadjustiertes Pricing als zentralen Werthebel in der HVB Group verankern. Im HVB Wealth Management, dem strategischen Expansionsfeld der HVB Group, bauen wir mit exzellenter Beratung und überzeugender Performance unsere Marktposition im Asset-Management und im Private Banking aus.«

Dieter Rampl:
Jahrgang 1947
Geschäftsfelder Deutschland
und HVB Corporates & Markets



»In HVB Corporates & Markets bündeln wir das Kapitalmarktgeschäft sowie die ganzheitliche Beratung und strukturierte Finanzierung von Großunternehmen. Wir entwickeln unseren erfolgreichen integrierten Corporate-Finance-Ansatz weiter: Auch mittelständischen Firmenkunden in den Geschäftsfeldern Deutschland und Österreich/CEE stellen wir dieses Produkt-Know-how zur Verfügung. Im Privatkundengeschäft wollen wir mit guten Produkten, einem starken Vertrieb und exzellenter Beratung eine deutliche Profitabilitätssteigerung erreichen.«

Dr. Egbert Eisele:
Jahrgang 1942
Geschäftsfeld HVB Real Estate



»Im professionellen Immobilienbanking positionieren wir uns als international führende Bank. Im Konsolidierungsprozess der Immobilienfinanzierung ist die HVB Group Vorreiter: Mit unserem innovativen Geschäftsmodell setzen wir auf Strukturierungs- und Beratungskompetenz sowie auf den Ausbau des Immobilien-Investment-Banking. Den Anteil des Auslandsgeschäfts werden wir in den nächsten drei Jahren spürbar ausweiten.«

Gerhard Randa:
Jahrgang 1944
Geschäftsfeld Österreich/CEE



»In Österreich ist die Bank Austria Creditanstalt im Privat- wie im Firmenkundengeschäft die Nummer 1. Unsere Marktposition wollen wir profitabel und mit weiter verbesserter Effizienz ausbauen. In Zentral- und Osteuropa sind wir der klare Marktführer. Wir werden das Potenzial dieser dynamischsten Wachstumsregion Europas erschließen und den Wertbeitrag des Geschäftsfelds und der Region Österreich/CEE deutlich erhöhen.«

Strategische Partnerschaft mit der Münchener Rückversicherungs-Gruppe

- Gemeinsamer Ausbau der starken Marktposition von Münchener Rückversicherungs-Gruppe und HVB Group im dynamischen Wachstumsfeld Bankassurance.

- Exklusive Vertriebskooperation unabhängiger Partner erhöht den Kundennutzen; Ertragssynergien von mehr als 300 Mio € generieren zusätzlichen Aktionärswert.

- Erschließen weiterer Felder der Zusammenarbeit: Auslandsmärkte, Kapitalmarktgeschäft, Risikotransfer, Immobilien.

- Gegenseitige Kapitalbeteiligung zur Absicherung der strategischen Partnerschaft.

ZWEISTELLIGE WACHSTUMSRATEN IM BANKASSURANCE

Die Münchener Rückversicherungs-Gruppe und die HVB Group hatten im Zuge der Entflechtung der deutschen Finanzdienstleistungsbranche im April 2001 eine strategische Partnerschaft angekündigt. Zum Ende des Berichtsjahres haben wir den Märkten überzeugende Ergebnisse unserer Potenzialprüfung vorgestellt.

Durch eine exklusive Vertriebskooperation können beide Partner ihren Kunden ein deutlich erweitertes und qualitativ verbessertes Leistungsspektrum im Bankassurance anbieten. Die Münchener Rück – mit ihrem Erstversicherer ERGO – und die HVB Group mit HypoVereinsbank und Bank Austria verbinden mit zusammen 24 000 Versicherungsvermittlern, 2300 Bankfilialen und mehr als 30 Mio Kunden eines der stärksten Vertriebsnetze für Bank- und Versicherungsdienstleistungen in Europa. Das jeweils erweiterte Produktangebot wird gezielt in die Vertriebsprozesse integriert, die gegenseitige Kundendurchdringung wird spürbar zunehmen: Das durch die HypoVereinsbank an ERGO vermittelte Versicherungsgeschäft wird sich bis 2006 dadurch mehr als vervierfachen. Auch das von der ERGO an die HypoVereinsbank vermittelte Bankgeschäft wird stark zunehmen: Bei Baufinanzierungen, Ratenkrediten und beim Bausparen erwarten wir eine Verdoppelung der Volumina. Beide Partner wollen dabei insbesondere das Marktpotenzial in der privaten und betrieblichen Altersvorsorge erschließen.

WEITERE KOOPERATIONSFELDER MIT POTENZIAL

Weitere interessante Wachstumsmöglichkeiten der strategischen Kooperation liegen in unseren Auslandsmärkten. In Polen, einem der stärksten Wachstumsmärkte für Finanzdienstleistungen, gehört die HVB Group mit ihrer Einheit zu den Top-3-Banken. Ebenso zählt die Münchener Rückversicherungs-Gruppe zu den führenden Adressen im polnischen Versicherungsmarkt. Eine unmittelbare Zusammenarbeit zwischen Münchener Rückversicherungs-Gruppe und HVB Group wird es neben dem klassischen Bankassurance auch in den Bereichen Kapitalmarktgeschäft und Risikotransfer, im Corporate Business sowie beim Immobilieninvestment und -management geben.

SYNERGIEN VON ÜBER 300 MIO € BEI ERGEBNISORIENTIERTEM RESSOURCENEINSATZ

Die Prüfung der gemeinsamen Geschäftsmöglichkeiten hat realistische jährliche Ertragssynergien von 315 Mio € bis 2006 ergeben. Dieses Potenzial wollen wir nicht nur ohne zusätzliche Kosten, sondern auch ohne massiven Kapitaleinsatz ausschöpfen: Beide Partner unterlegen die strategische Kooperation mit einer begrenzten gegenseitigen Kapitalbeteiligung. Die Ertragssynergien verteilen sich ausgewogen zwischen Münchener Rückversicherungs-Gruppe und HVB Group. Damit profitieren unsere Aktionäre von künftigen Wertsteigerungen durch zusätzliche Erträge. Bereits 2001 haben wir viel versprechende Kooperationserfolge erzielen können, die unsere Ertragsprognosen untermauern. Insbesondere beim Vertrieb von »Riester-Produkten« an Privatkunden zeigten sich die Vorteile der exklusiven Kooperation deutlich.

Die Aktie

- Die HVB-Aktie musste per Jahresende deutliche Kursabschläge hinnehmen.

- Auch die wichtigen Vergleichsindices DAX und EuroStoxx 50 beenden mit –18% bzw. –20% das von der weltweiten konjunkturellen Abkühlung geprägte Börsenjahr mit erheblichen Kursverlusten.

- Die relativ schlechtere Entwicklung der HVB-Aktie gegenüber diesen Indices seit den tragischen Ereignissen des 11. September reflektiert die vergleichsweise hohe Konjunktursensitivität unseres Geschäfts.

- Nach Stärkung der Konzernrücklagen um 481 Mio € unveränderte Dividende bei 0,85 € pro Stammaktie.

- Gute Kursentwicklung zu Beginn des Jahres 2002.

HVB-AKTIE DURCH NEGATIVE KONJUNKTURELLE ENTWICKLUNG BELASTET

Die HVB-Aktie ist zunächst erfreulich in das Jahr 2001 gestartet. In den ersten drei Monaten entwickelte sich der Kurs deutlich besser als die Vergleichsindices DAX und EuroStoxx 50. Im Umfeld rückläufiger Aktienmärkte wurde die HVB Group als klare Anlagealternative zu den Investmentbanking-lastigen Instituten gesehen. Auch die reibungslos verlaufene rechtliche Integration der Bank Austria, die im Februar 2001 mit dem Umtausch der Bank-Austria-Aktien in HypoVereinsbank-Aktien im Verhältnis 1:1 ihren Abschluss fand, trug zu der positiven Grundeinstellung der Investoren gegenüber unserer Aktie bei.

In den folgenden Monaten traten jedoch die Sorgen um eine sich stärker als ursprünglich erwartet abkühlende Weltkonjunktur in den Fokus der Anleger. Die Notierungen an den internationalen Märkten gaben sukzessive nach. Bis zu den tragischen Ereignissen des 11. September entwickelte sich die HVB-Aktie parallel zu den Vergleichsindices mit einer marktkonformen Performance.

Von dem auf die Terroranschläge folgenden Kursrutsch sowie dem Crash der Nasdaq und des Neuen Marktes waren von den Standardwerten besonders Versicherungs- und Banktitel betroffen. Die HVB-Aktie verlor von dem bereits ermäßigten Niveau innerhalb weniger Tage mehr als 30% ihres Wertes. Von der anschließenden Kurserholung konnte unsere Aktie jedoch nur unterproportional profitieren.

Den Hauptgrund sehen wir in der hohen Kreditlastigkeit unseres Kerngeschäfts. Mit 454,3 Mrd € verfügt die HVB Group über das größte Kreditvolumen aller europäischer Banken. Die Märkte unterstellen deshalb eine erhöhte Konjunktursensitivität und Risikoanfälligkeit. Da durch die realwirtschaftlichen Auswirkungen der Anschläge eine Verlängerung der konjunkturellen Schwächephase erwartet wird, hielten sich die institutionellen Investoren mit Käufen von besonders konjunktursensiblen Werten, zu denen auch die HVB Group angesichts ihrer Geschäftsstruktur gehört, zurück. Demgegenüber zeigen die Ergebnisse der letzten Quartale eine branchenkonforme Entwicklung der Risikovorsorgequoten der HVB Group innerhalb des Konjunkturzyklus. Der starke Kursrückgang im vergangenen Jahr, der zu einer Reduzierung der Marktkapitalisierung der HVB Group auf knapp 20 Mrd € geführt hat, ist deshalb übertrieben, zumal der um die Kurswert- und Grundstücksreserven adjustierte Substanzwert deutlich höher liegt.

Diese Einschätzung spiegelt sich auch in der erfreulichen Kursentwicklung zwischen dem Jahresende 2001 und März 2002 wider. Die HVB-Aktie konnte um mehr als 10% und damit stärker als DAX- und EuroStoxx 50-Index zulegen.

HYPOVEREINSBANK-AKTIE
IM VERGLEICH ZUM DAX 30


HVB-Aktie in € von 01/2001 bis 03/2002
DAX 30 in Punkten
DAX 30
HVB-Aktie
69
58
47
36
6900
5800
4700
3600

GEWICHTUNG DER HVB-AKTIE IN DEN WICHTIGSTEN AKTIENINDICES ZUM 31. DEZEMBER 2001

	Gewichtung	Rang
DAX	2,46%	14
CDAX-Banken	14,12%	3
EuroStoxx 50	0,68%	46
EuroStoxx-Banken	3,04%	8

KENNZAHLEN DER HVB-AKTIE (BASIEREND AUF DURCHSCHNITTLICHER ANZAHL DER AKTIEN)

in €	2001	Pro-forma 2000
Durchschnittliche Anzahl der Aktien in Mio	536,1	535,5
Anzahl der Aktien zum 31.12. in Mio	536,3	535,5
Betriebsergebnis je Aktie	2,75	4,23
Ergebnis der gewöhnlichen Geschäftstätigkeit je Aktie	2,89	4,40
Ergebnis vor Steuern je Aktie	2,89	4,16
Ergebnis je Aktie bereinigt um Goodwillabschreibungen	2,35	3,09
Ergebnis je Aktie	1,75	2,69
Net-Asset-Value je Aktie	44,67	51,15
Adjustiertes Eigenkapital[1]	29,39	28,96
Kurswert- und Grundstücksreserven	15,28	22,19
Dividende je Stammaktie	0,85	0,85
Dividende je Vorzugsaktie	0,93	0,93
Börsenkurs: Jahresende	34,32	60,3
Höchststand	68,06	72,9
Tiefststand	27,40	55,3

[1] Basis zur Berechnung des Net-Asset-Value: Gezeichnetes Kapital, Kapitalrücklagen, Gewinnrücklagen, abzügl. Geschäfts- oder Firmenwerte.

RATINGS

per März 2002	Langfristig	Kurzfristig	Finanzkraft	Pfandbrief öffentlich	Pfandbrief Hypotheken
Moody's	Aa3*	P-1	B*	Aaa	Aaa*
S&P	A	A-1	—	AAA	—
Fitch Ratings	A+	F1	C	AAA	AAA

UNVERÄNDERTE DIVIDENDE VON 0,85 € PRO STAMMAKTIE ALS AUSDRUCK EINER KONTINUIERLICHEN DIVIDENDENPOLITIK

Für das Geschäftsjahr 2001 wird der Vorstand der Hauptversammlung eine im Vergleich zum Vorjahr unveränderte Dividende von 0,85 € je Inhaber-Stamm- und 0,93 € je Namens-Vorzugsaktie vorschlagen. Alle Aktien der HypoVereinsbank – auch die aus der Kapitalerhöhung zum Erwerb der Bank Austria – sind für das volle Jahr dividendenberechtigt. Trotz des niedrigeren Ergebnisses des Jahres 2001 wollen wir so dem Anspruch unserer Aktionäre auf eine kontinuierlich hohe Dividendenzahlung Rechnung tragen. Die Ausschüttungssumme liegt damit auf Vorjahresniveau bei 457 Mio €. Den Konzernrücklagen wurden 481 Mio € zugeführt. Die Ausschüttungsquote steigt im Vergleich zum Vorjahr von 31,6% auf 48,7%. Auf Grund des Systemwechsels im deutschen Steuerrecht hin zum Halbeinkünfteverfahren entfällt für die Dividende des Jahres 2001 erstmals das bisher an unsere inländischen Aktionäre ausgeschüttete Körperschaftsteuer-Anrechnungsguthaben.

EFFIZIENTER EINSATZ DER KURSWERT- UND GRUNDSTÜCKSRESERVEN ZUR VERBESSERUNG DER KAPITALSTRUKTUR

Bereits Anfang 2001 haben wir 25% unseres Anteils an der Allianz AG auf Basis der damals höheren Notierungen kursgesichert. Mit Hilfe einer innovativen Finanzstruktur konnte unser aufsichtsrechtliches Kernkapital um zwischenzeitlich 1,6 Mrd € erhöht werden. Die Kernkapitalquote stieg von 5,4% im Vorjahr auf 6,0%. Außerdem konnten wir aus der Transaktion einen umfangreichen steuerfreien Buchgewinn realisieren. Auch in Österreich haben wir nicht-strategische Beteiligungen im Industrie- und Finanzbereich planmäßig reduziert. Die gesamten Kurswert- und Grundstücksreserven der HVB Group beliefen sich Ende 2001 auf 8,2 Mrd €.

ÄNDERUNGEN IN DER AKTIONÄRSSTRUKTUR DURCH AKTIENTAUSCH BEI DER INTEGRATION DER BANK AUSTRIA UND IM ZUGE DER KONSOLIDIERUNG DES DEUTSCHEN FINANZMARKTES

Durch den Umtausch der ausstehenden Aktien der Bank Austria im Verhältnis 1:1 in HypoVereinsbank-Aktien rückte der bisherige Hauptaktionär der Bank Austria, die Anteilsverwaltung Zentralsparkasse (AV-Z), mit einem Aktienanteil von 5,24% in den Kreis unserer Hauptaktionäre auf. Weitere Veränderungen unserer Aktionärsstruktur ergaben sich aus der Konsolidierung des deutschen Finanzmarktes. Im Zuge der Bereinigungen von Überkreuzbeteiligungen und der Übernahme der Dresdner Bank AG durch die Allianz AG übertrug die Allianz ihren Anteil an der HVB Group an die Münchener Rückversicherungsgesellschaft AG. Damit schied die Allianz Anfang 2002 als größter Aktionär der HVB Group aus. Nach Übernahme auch des Aktienbestands der Dresdner Bank ergab sich eine Beteiligung der Münchener Rück von 25,59%. Zusammen mit unserem Anteil an der Münchener Rück von 13,3% wurde somit ein solides Fundament für die strategische Partnerschaft der beiden Konzerne gelegt.

ENTWICKLUNG DER KURSWERT- UND GRUNDSTÜCKSRESERVEN



in Mrd €
12,0
10,0
8,0
6,0
1,2
10,7
1,4
1,2
6,7
1,3
6,9
6,3
Kurswertreserven
Grundstücksreserven

WERTORIENTIERTEN KOMMUNIKATIONSANSATZ UNTER ANERKENNUNG DURCH DIE KAPITALMÄRKTE WEITER AUSGEBAUT

Unser Ziel ist es, die Effizienz des Meinungsbildungsprozesses der Kapitalmärkte durch gezielte Informationen zu erhöhen. Dabei haben wir den Prozess des zweiseitigen Informationsflusses weiter forciert. Durch intensive Diskussionen mit Investoren und Analysten wurde die Berücksichtigung der Erwartungen der Kapitalmarktteilnehmer im Rahmen der internen Planung sichergestellt. Somit tragen wir dem Shareholder-Value-Gedanken voll Rechnung. Im Zuge der Ankündigungen der Projekte des Innenausbaus der HVB Group haben wir unsere Aktivitäten nochmals intensiviert und sind auf Investorenveranstaltungen, Analystenmeetings, Roadshows im In- und Ausland, Conference Calls sowie in Gruppen- und Einzeldiskussionen dem hohen Informationsbedürfnis der Märkte nachgekommen.

Neben den regelmäßig stattfindenden Präsentationen und Kommentierungen der Quartalszahlen und des Jahresergebnisses lagen die kommunikativen Schwerpunkte im Jahresverlauf auf den Projekten des Innenausbaus des Konzerns. Dazu zählten am Jahresanfang die rechtliche Integration der Bank Austria in die HVB Group sowie der Aufbau der HVB Real Estate und zur Jahresmitte die Optimierung unseres Marktauftritts im deutschen Privatkundengeschäft mit der Bündelung der inländischen Marken unter der Dachmarke Hypo-Vereinsbank. Diese operativen Maßnahmen wurden im Oktober mit der Verkündung der neuen Führungs- und Steuerungsstruktur abgerundet. Insgesamt planen wir durch diese Maßnahmen die Wertschöpfungskraft der HVB Group signifikant zu steigern und bis 2004 Synergien von 1,2 Mrd € zu heben. Ein zusätzliches Highlight am Jahresende war die Bekanntgabe der strategischen Partnerschaft der HVB Group mit der Münchener Rückversicherungs-Gruppe. Beide Konzerne werden eng im zukunftsträchtigen Bankassurance-Geschäft zusammenarbeiten und so zusätzliche Erträge für ihre Aktionäre generieren. Ein weiterer Schwerpunkt der Investor-Relations-Arbeit war die Unterstützung der Konzerneinheiten beim weltweiten Funding von Fremdkapital.

AKTIONÄRSSTRUKTUR
DER HVB GROUP

Anteil am Grundkapital in %



AV-Z 5,24
E.ON 6,55
Münchener Rück 25,59
Streubesitz 62,62

Um die interaktive Kommunikation mit unseren privaten und institutionellen Anlegern noch effizienter zu gestalten, ging Mitte des vergangenen Jahres der speziell auf die Bedürfnisse der verschiedenen Anlegergruppen zugeschnittene neue Group-Investor-Relations-Internetauftritt an den Start. Mit seiner vereinfachten Navigation, dem umfangreichen Informationsangebot, Liveübertragungen von Veranstaltungen und der Möglichkeit zum direkten, interaktiven Kontakt mit dem Group-Investor-Relations-Team bieten wir dem interessierten Aktionär alle technisch verfügbaren Möglichkeiten. In den von der Finanzpresse veröffentlichten Vergleichen von unabhängigen Beratungsunternehmen hat unser neuer Internetauftritt ausnahmslos auf Spitzenplätzen abgeschnitten. Dieser Eindruck wird durch die Akzeptanz beim Anleger – die Seitenansichten stiegen im vergangenen Jahr um mehr als 57% auf 326 000 – bestätigt. Auch die Mitte des Jahres neu eingeführte kostenlose Telefonhotline für Privataktionäre mit der Nummer 00800-378 000 00 wurde von unseren deutschen und österreichischen Privatanlegern rege genutzt.

www.
hvbgroup.com/ir

Insgesamt fand die Kapitalmarktkommunikation der HVB Group eine gute Bewertung bei den Finanzprofis. Bei der im vergangenen Jahr zum ersten Mal von der Nachrichtenagentur Reuters durchgeführten Befragung der internationalen institutionellen Investoren und Analysten wurde das Investor-Relations-Team der HVB Group als Zweitbestes aller großen europäischen Banken ausgezeichnet.

WESENTLICHER ANTEILSBESITZ DER HVB GROUP PER 31. DEZEMBER 2001

in %	Anteile am Grundkapital
Allianz AG	6,2
Münchener Rückversicherungsgesellschaft AG	13,3



Gesamtwirtschaftliche Entwicklung und Ergebnisausblick

Im vergangenen Jahr blieb der konjunkturelle Rückenwind für das Bankgeschäft aus. Vielmehr war 2001 von einer weltweiten Wachstumsschwäche geprägt. Ausgangspunkt war der Einbruch in den USA nach dem Platzen der Technologieblase und dem Kursrutsch an den Aktienmärkten. Die Folgen der Terroranschläge vom 11. September taten ein Übriges, um die Kapitalmärkte weiter zu verunsichern und die Talfahrt der Konjunktur in allen großen Wirtschaftsräumen zu beschleunigen.

Nach zehn Jahren ungebremsten Wachstums gerieten die USA wieder in eine Rezession. Von der Erschütterung der IT-Branche war neben den asiatischen Schwellenländern vor allem die japanische Wirtschaft betroffen. Sie schrumpfte nach vorübergehender Stabilisierung erneut.

Euroland insgesamt blieb zwar von einer technischen Rezession knapp verschont, nicht aber einige seiner Mitgliedstaaten, vor allem Deutschland:

- Mit 0,6% wuchs die deutsche Wirtschaft so langsam wie seit acht Jahren nicht mehr (2000: 3,0%).
- Die Inflationsrate betrug im Jahresdurchschnitt 2,5%, nach 2,1% im Jahr zuvor.
- Die Arbeitslosigkeit nahm im Jahresverlauf deutlich zu und lag Ende 2001 um rund 150 000 über dem Niveau von Ende 2000.
- Das Leistungsbilanzdefizit verminderte sich geringfügig (0,5% des Bruttoinlandsprodukts (BIP), Vorjahr: 1,0%).
- Das Defizit der öffentlichen Haushalte erhöhte sich von 1,3% des BIP im Vorjahr (ohne UMTS-Erlöse) auf 2,6%.

Auch in Österreich blieb das BIP-Wachstum in 2001 mit 1,1% deutlich hinter dem langjährigen Durchschnitt zurück (2000: 3,0%), die Inflationsrate stieg dort auf 2,7% (2000: 2,3%).

Die Länder Zentral- und Osteuropas zeigten sich hingegen dank starker Binnennachfrage auch im vergangenen Jahr noch relativ robust. Eine Ausnahme bildet Polen, dessen BIP-Zuwachs mit 1,1% (2000: 4,0%) deutlich unter dem Durchschnitt blieb.

GESAMTWIRTSCHAFTLICHER AUSBLICK FÜR 2002

Inzwischen mehren sich die Anzeichen für eine globale Konjunkturerholung im Jahresverlauf 2002. Wichtige Frühindikatoren wie Geschäftsklima, Verbrauchervertrauen und Aktienmärkte weisen weltweit wieder nach oben. In den USA ist die Lagerkorrektur weitgehend abgeschlossen. Expansive Fiskal- und Geldpolitik sorgen dort ebenso für Wachstumsimpulse wie ein anhaltend starker privater Konsum. Die konjukturelle Dynamik wird im zweiten Quartal 2002 am stärksten ausfallen, als jahresdurchschnittliche Wachstumsrate erwarten wir 2,0%.

Auch die europäische Wirtschaft wird im Jahresverlauf voraussichtlich wieder an Fahrt gewinnen, unterstützt von zunehmenden externen Impulsen und niedrigen Inflationsraten. Wie bereits die Talfahrt, wird allerdings auch die Erholung nicht so akzentuiert ausfallen wie in den Vereinigten Staaten. Im Jahresdurchschnitt rechnen wir für Euroland mit einem BIP-Anstieg von 1,1%. In Deutschland dürfte das Wachstum mit 0,7% unterdurchschnittlich ausfallen, für Österreich erwarten wir 1,3%.

Die Länder Zentral- und Osteuropas können die Wachstumsdynamik des vergangenen Jahres dank kräftiger Binnennachfrage voraussichtlich auch 2002 in etwa beibehalten. Zudem profitieren sie von der Aussicht auf den EU-Beitritt. Allerdings wird Polen wohl auch im laufenden Jahr noch unter den Folgen restriktiver Geldpolitik, der Überexpansion in der Vergangenheit sowie unter der währungsbedingt schwachen Exportdynamik leiden.

Obwohl das gesamtwirtschaftliche Umfeld in Europa etwas besser aussieht als im Vorjahr, dürften die Folgen der Gründerwelle und die typischerweise der Konjunktur nachlaufenden Liquiditätsengpässe für anhaltend hohe Insolvenzzahlen sorgen.

Für die Kapitalmärkte und das europäische Bankgeschäft dürfte 2002 abermals ein schwieriges Jahr werden. Zwar sprechen weiterhin gedämpfte Wachstumsaussichten und verhaltene Inflationsentwicklung für nur geringfügig steigende, kurzfristige Zinsen. Bei festverzinslichen Wertpapieren mit langen Laufzeiten sowie an den Aktienmärkten ist infolge anhaltender Unsicherheit aber mit erheblicher Volatilität zu rechnen.

WACHSTUMSRATEN IN WICHTIGEN WIRTSCHAFTSREGIONEN


in %
4
3
2
1
USA
Euroland
Deutschland
Österreich
Polen
2001
2002
2003

ECKDATEN FÜR DIE PLANUNG 2002

Unsere Planung beruht auf konservativen Prämissen:

- Wachstum des Bruttoinlandsprodukts in Deutschland 3/4%, keine durchgreifende Erholung der Weltwirtschaft;
- Inflationsrate 1 1/2–2%;
- Langfristige Zinsen in einer Bandbreite von 4 3/4 und 5 1/2%;
- Ab 2002 sind Gewinne aus der Veräußerung von Beteiligungen an Kapitalgesellschaften steuerfrei;
- Beginn der staatlichen Förderung der privaten Altersvorsorge (»Riester-Rente«);
- Keine weiteren nennenswerten Reformen vor der Bundestagswahl im Herbst 2002.

ERGEBNISTRENDS

Unter Zugrundelegung dieser Annahmen erwarten wir folgende Ergebnistrends:

- Angesichts des schwachen wirtschaftlichen Wachstums in Europa und den USA gehen wir 2002 von einem nur moderaten Zuwachs unserer operativen Erträge aus: Im Zinsüberschuss wirken steigende Margen im Aktivgeschäft positiv, während die Volumina noch nicht kräftig zunehmen werden und die verteuerte Refinanzierung belastet. Für die Entwicklung des Provisionsüberschusses sind wir optimistischer als im Jahr 2001. Im Handelsgeschäft muss sich der Wettbewerb auf ein weiteres Jahr mit gebremstem Absatz von Eigenkapitalprodukten und -dienstleistungen einstellen.
- Für die Verwaltungsaufwendungen erwarten wir dank der geplanten Realisierung von Synergien durch den Innenausbau des Konzerns eine Kostenentlastung. Die zur inneren Stärkung notwendigen einmaligen Restrukturierungsaufwendungen werden wir durch steuerfreie Realisierung von Reserven mindestens neutralisieren. Insgesamt streben wir eine Verbesserung unserer Cost-Income-Ratio an.
- Bei der Risikovorsorge sehen wir gegenüber 2001 angesichts der bestehenden Wachstumsschwäche der globalen Wirtschaft eine in etwa unveränderte Situation.
- Bei der Eigenkapitalrentabilität nach Steuern bereinigt um Goodwillabschreibungen streben wir an, unsere Kapitalkosten zu erzielen.
- Das Kernkapital nach BIZ sollte 2002 eine Größenordnung von 23 bis 24 Mrd € erreichen. Durch eine Gewinnthesaurierung und den Einsatz innovativer Finanzinstrumente planen wir, unsere Kernkapitalquoten weiter zu erhöhen.

PLANUNGS-ECKDATEN
EIGENKAPITALRENTABILITÄT**


in %
12
9
6
3
12/2000*
12/2001
12/2002

PLANUNGS-ECKDATEN
COST-INCOME-RATIO


in %
70
67
64
61
12/2000*
12/2001
12/2002

PLANUNGS-ECKDATEN
KERNKAPITAL NACH BIZ


in Mrd €
24
21
18
15
12/2000*
12/2001
12/2002

▭ Entwicklung der Zielspanne

*jeweils Pro-forma
**nach Steuern bereinigt um Goodwill-abschreibungen

Unternehmens-bereichsrechnung

Die HVB Group legt die Segmentergebnisse mit diesem Bericht letztmalig in der alten Form vor. Mit der Einführung der Führungsstruktur der HVB Group am 1. Januar 2002 wurden die ehemaligen Unternehmensbereiche den fünf neuen Geschäftsfeldern zugeordnet. Das Kapitel »Neue Ausrichtung der HVB Group« enthält eingehende Erläuterungen und die Abgrenzungen der neuen Geschäftsfelder.

Wesentliche Merkmale der neuen Konzernstruktur sind die eindeutige Definition des Geschäftsumfangs der Bank der Regionen in Deutschland und Österreich/CEE mit dem Auftrag des regionalen Privatkunden- und Mittelstandsgeschäfts einerseits und die zur Wertschöpfung notwendige Bündelung der Ressourcen in den produktorientierten und globalen Kompetenzfeldern HVB Corporates & Markets, HVB Real Estate und HVB Wealth Management im Konzern andererseits. Alle fünf neuen Geschäftsfelder stehen unter eindeutig zugeordneter Managementverantwortung jeweils eines Mitglieds des HVB-Konzernvorstands. Die bisherige Verknüpfung von divisionaler und regionaler Mehrfachverantwortung wurde beendet.

Wie die alte Unternehmensbereichsrechnung erfüllt auch die neue Geschäftsfeldrechnung nicht nur eine Dokumentationsfunktion, sondern ist Grundlage für die strategische Steuerung des Gesamtportfolios des Konzerns. Die einzelnen Geschäftsfeldplanungen werden gemäß der vom Konzernvorstand verabschiedeten Ressourcenallokation, insbesondere Eigenkapitalbindung und Kostenbudgets, zum Gesamtkonzernplan verdichtet.

ERFOLGSRECHNUNG 2001

in Mio €	PuG	FKD	IFK	INM	ASM	WIM	Sonstige/ Konsolidierung	Konzern
Zinsüberschuss	3 116	2 292	1 576	657	– 3	– 9	– 298	7 331
Kreditrisikovorsorge	517	1 015	596	112	—	– 140	– 26	2 074
Provisionsüberschuss	1 594	882	59	295	225	—	– 178	2 877
Handelsergebnis	31	63	– 1	413	– 2	—	88	592
Verwaltungsaufwand	4 324	1 642	600	901	206	51	11	7 735
Saldo der sonstigen betrieblichen Erträge/Aufwendungen	– 4	26	53	– 13	383	2	38	485
Betriebsergebnis	**– 104**	**606**	**491**	**339**	**397**	**82**	**– 335**	**1 476**
Finanzanlageergebnis	11	– 16	70	– 26	– 19	– 139	649	530
Saldo übrige Erträge/Aufwendungen[1]	– 206	– 74	– 9	– 33	– 4	– 69	– 62	– 457
Ergebnis vor Steuern	**– 299**	**516**	**552**	**280**	**374**	**– 126**	**252**	**1 549**
Kernkapitalallokation	4 309	5 490	4 662	2 702	9	135	1 776	19 083
Risikovorsorgebestand	2 818	5 337	1 859	371	2	2 150	235	12 852
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwillabschreibungen) in %	– 0,1	7,1	7,2	7,6	—	—		6,5
Cost-Income-Ratio in %	91,3	50,3	35,6	66,6	34,2	—		68,5
Mitarbeiteranzahl	30 960	8 629	3 840	1 980	927	412	22 772	69 520

[1] Inklusive Abschreibungen auf Geschäfts- oder Firmenwerte.

Privatkunden und Geschäftskunden

- Erfolgsrechnung 2001 im schwierigen Marktumfeld: Ergebnis vor Steuern – 299 Mio €, Eigenkapitalrentabilität nach Steuern bereinigt um Goodwill-abschreibungen –0,1%. Verlust der DAB Bank und Erstkonsolidierungseffekte unserer polnischen Einheiten belasten zusätzlich das Ergebnis.

- Hohe Abhängigkeit vom Wertpapiergeschäft schlägt auf das Segmentergebnis durch.

- Kooperationsstart mit Münchener Rückversicherungs-Gruppe zur Stärkung der Vertriebskraft im Feld Bankassurance.

- »Auf Wiedersehen DM – Willkommen Euro« – Rechtzeitige Vorbereitung auf das kommende »Euro- und Riesterjahr«.

- »Open Architecture« beim aktiven Vertrieb von Fremdfonds sehr positiv von unseren Kunden angenommen.

UNERFREULICHE ERGEBNISENTWICKLUNG FORDERT NEUE WEGE

Das Jahr 2001 war im Privatkundengeschäft vor allem der Optimierung unserer Wertschöpfungsstrukturen, das heißt dem Umbau des deutschen Privatkundengeschäfts gewidmet. In dieser Phase wirkte sich die verschlechterte Marktsituation besonders negativ auf die Erträge aus. Aber auch die starke Abhängigkeit vom Wertpapiergeschäft spiegelte sich im mageren Ergebnis wider.

Mit einem Vorsteuerergebnis von –299 Mio € im Jahr 2001 können wir nicht zufrieden sein. Im Provisionsergebnis waren deutliche Rückgänge zu verzeichnen. Nicht nur das Geschäft in Deutschland erwies sich als schwierig; auch unsere Tochtereinheiten in Polen hatten in diesem Jahr schwer mit dem konjunkturellen Umfeld zu kämpfen. Und schließlich belastete unser Direktbroker »DAB Bank« mit einem Verlust vor Steuern von 229 Mio € das Ergebnis. Zufrieden stellend hingegen verlief das Geschäft in Österreich.

www.
diraba.de

GUTER ERGEBNISBEITRAG VOM PRIVATKUNDENGESCHÄFT AUS ÖSTERREICH

Die Konzentration der Aktivitäten von Bank Austria und Creditanstalt rückte das Privat- und Geschäftskundensegment in Österreich noch stärker in den Vordergrund. Das Jahr 2001 stand deshalb ganz im Zeichen der langfristigen strategischen Stärkung dieses Geschäftssegments. Das Geschäftsjahr verlief insgesamt zufrieden stellend. Im Jahr 2002 werden beide Banken zur Bank Austria Creditanstalt fusioniert. Da die Kundenstrukturen beider Banken einander ergänzen, ist eine gute Ausgangssituation gegeben. Unser Ziel wird sich in den kommenden Jahren auf den Ausbau der Marktführerschaft richten. Den Grundstein dafür legen wir mit einheitlichen, messbaren Qualitätsstandards und mit einer Kombination der Vertriebswege, also des stationären und mobilen Vertriebs sowie der Nutzung von Direct- und Call-Aktivitäten.

www.
bankaustria.at
www.
creditanstalt.co.at

ERFOLGSRECHNUNG

in Mio €	2001	Pro-forma 2000
Operative Erträge	**4737**	**4812**
Kreditrisikovorsorge	517	374
Verwaltungsaufwand	4324	3593
Betriebsergebnis	**–104**	**845**
Ergebnis vor Steuern	**–299**	**759**
Kernkapitalallokation	4309	3767
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwillabschreibungen) in %	–0,1	15,2
Cost-Income-Ratio in %	91,3	74,7
Mitarbeiteranzahl	30960	32701

SCHWACHE KONJUNKTUR IN POLEN BELASTET DAS ERGEBNIS UNSERER POLNISCHEN TOCHTEREINHEITEN

Für die BPH (Bank Przemysłowo-Handlowy S. A.) und die PBK (Powszechny Bank Kredytowy S. A.) erwies sich das Jahr 2001 – bedingt durch die unerwartet schwache Konjunktur und das atypisch hohe Realzinsniveau in Polen – als große Herausforderung. Wir mussten höhere Risikovorsorgen treffen, sodass sich für 2001 das Ergebnis beider Banken insgesamt belastend auf den Konzern auswirkte. Am 31. Dezember 2001 wurden beide Tochtereinheiten planmäßig zur Bank Przemysłowo-Handlowy PBK S.A. fusioniert, der nun drittgrößten Bank in Polen. Trotz der schwierigen Wirtschaftslage im Jahr 2001 erwarten wir eine schnelle Erholung des Marktes und somit eine deutliche Verbesserung der Ertragskraft für 2002. Mittelfristig können wir damit rechnen, dass sich unsere frühzeitige und kräftige Positionierung insbesondere durch den zu erwartenden Eintritt Polens in die EU deutlich auszahlen wird.

SCHWIERIGES BÖRSENJAHR BRAUCHT INNOVATIVE PRODUKTE

Das Jahr 2001 war von heftigen Turbulenzen an der Börse geprägt. Die Euphorie am Aktienmarkt ist einer pessimistischen Einstellung gewichen. In diesem Umfeld hielten sich viele private Anleger aus Unsicherheit zurück. Mehr denn je suchen die Kunden in diesen Zeiten das Gespräch mit den kompetenten Betreuern der Bank. Dieses Vertrauensverhältnis zwischen unseren Betreuern und den Kunden ist die Basis für weitere gute Zusammenarbeit, die durch neu entwickelte, flexible Produkte gestärkt wird. Diese tragen den neuen Herausforderungen am Markt Rechnung und bieten dem Kunden auch in schwachen Börsenphasen attraktive Anlagemöglichkeiten.

Hier erwies sich besonders unser Dachfonds-Konzept als erfolgreich, bei dem ein Fonds wieder in mehrere Fonds investiert. Vom Dachfonds Activest Lux Global-Choice wurden im ersten Halbjahr 2001 fast 900 Mio € platziert. Im Fokus des Kundeninteresses standen auch unsere Kapitalschutzfonds. Diese Fonds sind mit einem so genannten Risikopuffer zum Laufzeitende ausgestattet, bei dem das Kapital bis zu einer gewissen Höhe vor Verlusten geschützt ist. Mit drei Fonds von Activest, dem Activest Lux ContiStar Control, dem Activest Lux GlobalStar Control und dem Activest Lux EuropeWinner Control, wurde in 2001 ein Absatz in Höhe von mehr als 700 Mio € generiert. Daneben gehörten konservative Rentenanlagen zu den Gewinnern des Jahres 2001. Die Perent Anleihe – eine variabel verzinsliche Schuldverschreibung (Zinszahlung gekoppelt am Drei-Monats-Euribor plus 1,5% Aufschlag) ohne Endfälligkeit – war so erfolgreich, dass im zweiten Halbjahr eine zweite Tranche aufgelegt wurde und damit über 1,25 Mrd € am Markt platziert werden konnten.

www.activest.de

Als neue Alternative zur herkömmlichen Wertpapieranlage hat die HVB Group im Privatkundengeschäft ein Hedge-Zertifikat »HVB Value Vision« mit einem Volumen von rund 400 Mio € erfolgreich eingeführt. Dieses Zertifikat ist eines der ersten Geldanlageangebote der HVB Group aus dem Bereich »Total-Return«-Produkte – landläufig auch Hedge Funds genannt – an Privatkunden.

Basis unseres Betreuungskonzeptes bleibt indes der Ausbau unserer »Open Architecture«, des aktiven Verkaufs von Fremdfonds. Der Kunde kann – je nach Bedarf – die jeweils besten Fonds durch ein entsprechendes Ranking zertifiziert auswählen. Der Absatz der empfohlenen konzernfremden Fonds verzeichnet dabei gegenüber 2000 eine Steigerung von etwa 60%. Unterstützt wird die Öffnung der Fondspalette durch entsprechende deutschlandweite Kundenveranstaltungen. Über 10 000 Zielkunden in ganz Deutschland wurden in einer Reihe von Kundenveranstaltungen über die Öffnung der Fondspalette informiert. Dieses wurde in Kooperation mit 17 Investmentgesellschaften durchgeführt.

FLEXIBLER INS EURO-ZEITALTER

Im neuen Euro-Zeitalter von Europas Entwicklungschancen profitieren und trotzdem nur begrenzt Risiko eingehen – diese Möglichkeit haben wir für den Kunden mit der Koppelung der Zinszahlung der »HVB 8/1 Anleihe« an die Entwicklung des EuroStoxx 50 (8% Zinsen bei 3% Indexanstieg, gemessen am Ausgangsniveau, sonst 1% Zinsen) geschaffen. Mit über 250 Mio € Volumen ist diese Anleihe derzeit am Markt platziert.

www.euro.de
www.europhie.de

STRATEGISCHE PARTNERSCHAFT MIT DER MÜNCHENER RÜCKVERSICHERUNGS-GRUPPE

Die Münchener Rückversicherungs-Gruppe mit ihrem Erstversicherer ERGO (Victoria, DAS, DKV sowie Hamburg Mannheimer) und die HVB Group (HypoVereinsbank und Bank Austria) verbinden eines der stärksten Vertriebsnetze für Bank- und Versicherungsdienstleistungen mit insgesamt 24 000 Versicherungsvermittlern, 2300 Bankfilialen und mehr als 30 Mio Kunden in ganz Europa. Seit April 2001 wurde in gemeinsamen Projektgruppen eine detaillierte und realistische Potenzialprüfung im Feld Bankassurance und weiteren Feldern der Zusammenarbeit vorgenommen.

Das durch uns an ERGO vermittelte Versicherungsgeschäft wird sich von 2000 bis 2006 mehr als vervierfachen, es führt zu einem Neugeschäfts-Beitragsvolumen von über 500 Mio €. Das durch ERGO an uns vermittelte Bankgeschäft wird ebenfalls stark zunehmen. Bei Baufinanzierungen, Ratenkrediten und beim Bausparen erwarten wir bis 2006 eine Verdoppelung des Kreditvolumens auf etwa 600 Mio €. Wir streben zudem an, 500000 neue Kunden bis 2006 allein durch die Empfehlung der ERGO gewinnen zu können.

Weitere interessante Wachstumsmöglichkeiten der strategischen Kooperation liegen in unseren Auslandsmärkten. Allein in Polen, einem der stärksten Wachstumsmärkte für Finanzdienstleistungen, zählt die HVB Group mit ihrer Einheit zu den Top 3 im Bankenmarkt. Ebenso gehört ERGO/Hestia zu den Top 3 im polnischen Versicherungsmarkt (siehe auch das Kapitel »Strategische Partnerschaft mit der Münchener Rückversicherungs-Gruppe«).

VERMÖGENSPLANUNG & ALTERSVERSORGUNG MIT VICTORIA UND ACTIVEST

Durch die Kooperation mit der ERGO-Gruppe fokussieren und intensivieren wir die Kundenberatung noch mehr; das Leistungsspektrum wird hierbei erweitert. Mit innovativen Produktlösungen wie der VICTORIA FörderRente und der Activest VorsorgeRente haben wir – vor allen anderen Wettbewerbern – den Kunden bedarfsgerechte Lösungen angeboten.

Die VICTORIA FörderRente ist eine klassische, sicherheitsorientierte Rentenversicherung, in die der Kunde – je nach Wünschen und Möglichkeiten – einzahlen kann. Die VICTORIA FörderRente erfüllt alle erforderlichen Kriterien, ist somit »Riester-fähig« zertifiziert und am Markt bereits von mehr als 170000 Kunden angenommen.

Kunden mit eher renditeorientiertem Anlegerverhalten steht als Alternative die fondsgebundene Rentenversicherung (Activest VorsorgeRente), eine flexible Anlageform, zur Auswahl. Hierbei fließen Teile des Beitrags in Investmentfonds, die nach dem bei der Activest bereits bestens bewährten Switch-Prinzip investiert werden. Je näher der Zeitpunkt der Rentenzahlungen kommt, desto stärker wird in Rentenfonds bzw. festverzinslichen Wertpapieren zu Lasten der Aktienfonds angelegt. Wir erwarten deutlich zweistellige Wachstumsraten in diesem Geschäft.

BRANCHENUMFELD

- Nach Börseneuphorie der Vorjahre im Berichtsjahr starke Zurückhaltung der Privatanleger am Aktienmarkt.
- Grundsätzlich ist ein verstärkter Trend zur Multikanalnutzung von Finanzdienstleistungen zu beobachten; dies gilt insbesondere für Online-Banking.
- Mit den neuen Bestimmungen zur Eigenkapitalunterlegung setzt sich eine risikoadjustierte Preisgestaltung im Kreditgeschäft am gesamten Markt durch.
- Deutlich ausgeprägtes Renditebewusstsein bei den Anlegern fordert Innovationen im Produktangebot der Finanzdienstleister.
- Redimensionierung der Filialnetze sowie Profilierung des Serviceangebots in der gesamten Branche verstärkt.

KONSUMENTENKREDITE ÜBER E@SY CREDIT

Ein transparentes Liquiditätsmanagement ermöglicht den e@sy credit, den wir mit großem Erfolg eingeführt haben. E@sy credit ist ein internetbasiertes, menügesteuertes und selbsterklärendes Liquiditätsprodukt, das dem Kunden über alle drei Vertriebswege »Filiale, Telefon (HVB Direkt) und Internet« zugänglich ist. Seit der deutschlandweiten Einführung in der HVB Group sprechen positive Rückmeldungen seitens der Kunden (»einfaches System«, »benutzerfreundlich«, »selbsterklärend«) sowie der Absatzerfolg für sich. Im gesamten Jahr 2001 konnten wir das Volumen um 48% steigern.

www. e@sycredit.de

EXPANSION UNSERES MARKTANTEILS DURCH KOMPETENZ UND INNOVATION IM IMMOBILIENGESCHÄFT

Der Ausbau des Kernkompetenzfelds »Immobilien« durch Eröffnung der ersten Immobilienmarktplätze im Bundesgebiet bietet neue Chancen. Die Verschmelzung der Immobilientochter HVB Immobilien GmbH mit der PlanetHome AG zu einem der führenden Wohnimmobilienmakler in Deutschland und der damit verbundene Ausbau der Immobiliensuchmaschine »HVB-ImmoSeek« schaffen zusätzliche Synergien und stärken unsere innovative Position. Unsere Partner, die ERGO-Gruppe sowie die Deutsche Vermögensberatung AG, waren maßgeblich am guten Geschäftserfolg im Jahre 2001 beteiligt. Im Frühjahr 2001 konnte der »ImmoPass – Sanierung« erfolgreich im Markt eingeführt werden. Mit der Produktkonzeption der »HVB ImmobilienRente« unterstreicht die Hypo-Vereinsbank erneut ihre Marktstellung. Bei dem Modell der »HVB ImmobilienRente« kann für Senioren aus einer eigengenutzten Wohnimmobilie ein Zusatzeinkommen generiert werden.

www. immoseek.de

Trotz des weiterhin schwierigen Marktumfelds wurden die für 2001 gesteckten Ziele in der Immobilienfinanzierung übererfüllt. Unsere Kreditzusagen im Immobilienbereich der AG sind im Vergleich zum Vorjahr um 22% gestiegen, womit sich unser Marktanteil (gemessen am Gesamtmarkt inklusive Sparkassen und Volks- und Raiffeisenbanken) von 4,6% im zweiten Halbjahr 2000 auf deutlich über 5% erhöht hat. Mit Blick auf einen grundsätzlichen Rückgang des Immobilienmarktes – gemessen an der Wohnbautätigkeit bzw. am Umschlag der fertig gestellten Wohnungen und Wohngebäude – zeigt sich hier unsere Beratungskompetenz in diesem Geschäftsfeld.

GANZHEITLICHE VERMÖGENSPLANUNG IM PRIVATE BANKING

Der Ansatz der ganzheitlichen Kundenbetreuung mit dem umfassenden Financial Planning (Finanzanalyse) als Herzstück stand auch im Jahr 2001 im Fokus unserer Vermögensplanung. An der individuellen Situation des Kunden ausgerichtet, konzentrierten wir uns im Private Banking auf die folgenden sechs Kernkompetenzfelder: Financial Planning, Portfoliomanagement, Immobilienmanagement (Private Real Estate), Vermögensnachfolge (Estate Planning), Beteiligungsmanagement sowie Stiftungsmanagement.

Insbesondere im Stiftungsmanagement sind wir mit rund 5% Marktanteil Marktführer in Bezug auf die in Deutschland betreuten Stiftungen. Auf dem deutschen Markt konnten wir in diesem Jahr mit dem neu aufgelegten F&C HVB-Stiftungsfonds™ eine Finanzinnovation vorweisen.

Neue Wege gehen wir seit Herbst auch mit der Konzeption eines neuen Kompetenzfeldes »Art Banking«. Hier geht es um die Verbindung von Kunst und Wirtschaft im Zeichen eines zukunftsträchtigen Investment- und Dienstleistungsmarktes.

Im Konzern wurde per Ende 2001 im Private Banking ein Depotvolumen von fast 26 Mrd € verwaltet.

ERFOLGREICHES KUNDENBETREUUNGSMODELL MIT DEN GESCHÄFTSKUNDEN-COMPETENCE-CENTERN

Der Aufbau von bundesweit sechs Competence-Centern hat sich bewährt. Entsprechend unserer strategischen Positionierung werden alle kleinen und mittelständischen Unternehmen sowie Freiberufler effizienter und bedarfsgerechter auf einer innovativen Technologieplattform betreut. So hat sich die Anzahl der Kunden, die sich für das Angebot der Competence-Center innerhalb der vergangenen zwölf Monate entschieden haben, nicht nur verdoppelt, sondern sogar auf mehr als 100000 verdreifacht. 2002 rechnen wir mit einer deutlichen weiteren Expansion. Abgerundet wird unsere strategische Marktpositionierung mit einer sehr guten Marktdurchdringung bei freien Berufen und im Heilberufe-Bereich.

NEUER INTERNETAUFTRITT IM ONLINE-BANKING – MEHR ALS ZWEI MILLIONEN KONTEN IN DER HVB GROUP

Seit Herbst 2001 zeigt sich die HVB Group im World Wide Web von einer »neuen Seite«. Der neue Internetauftritt bietet höchste Benutzerfreundlichkeit und ein kundenfreundlicheres, übersichtlicheres Design. So ermöglicht er eine individuelle, personalisierte Nutzerführung und bietet eine interaktive Beratung. Wesentliche Funktionalitäten erklären sich durch Icons (Bildsymbole) selbst. Besonders die Möglichkeit, sich seine individuelle personalisierte Startseite einzurichten, stieß auf hohe Kundenakzeptanz.

www.hvb.de
Link: eCampus

Im Rahmen dieses Webauftritts haben wir ein ganzheitliches Internetkonzept mit Lernprogrammen, über elektronische Kontoauszüge bis hin zu Informationsportalen zur Euro-Einführung geschaffen.

www.
memIQ.de

Nicht zuletzt deshalb verläuft die Entwicklung im Online-Banking-Bereich weiter erfreulich. So wurde bereits im August 2001 die Grenze von zwei Millionen Online-Konten überschritten.

AUSBLICK: FOKUSSIERUNG UND BEDARFSORIENTIERUNG

Das Jahr 2001 hat gezeigt, dass wir auch im Zeichen einer unerfreulichen Gesamtmarktentwicklung im Privatkundensegment unsere Strukturen weiter optimieren und Kapazitäten anpassen müssen. Für das Jahr 2002 erwarten wir auf Grund der konjunkturellen Rahmenbedingungen und internen Restrukturierungsmaßnahmen eine weiterhin gedämpfte Ergebnisentwicklung, wobei wir aber von einer spürbaren Ergebnisentlastung wegen eines wieder besseren Resultats der DAB Bank ausgehen. Für das Geschäftsfeld Deutschland gilt es, ab 2002 eine schlagkräftige und kundenorientierte Organisation zu etablieren. Im Fokus stehen dabei weniger neue Produkte, sondern vielmehr bedarfsorientierte Lösungsansätze für unsere Kunden. Gleiches gilt für das Geschäftsfeld Österreich/CEE.

Im Kundeninteresse bündelt die HVB Group hierzu im Geschäftsfeld Deutschland (HypoVereinsbank AG und Vereins- und Westbank AG) ihre Marktaktivitäten unter der einheitlichen Marke »HypoVereinsbank«.

Im Privatkundenbereich setzen wir unverändert weiter auf ein multioptionales Vertriebskonzept mit fokussiertem Produktangebot und bedarfsorientiertem, ganzheitlichen Betreuungsansatz. Eine breitere Aufstellung der Ertragsquellen wird durch neue Produkte geschaffen. Mit dem Ausbau von »Consumer Finance« – einem Lösungspaket rund um die Liquidität – und vom Immobiliengeschäft wird künftig die Volatilität im Wertpapiergeschäft ausgeglichen. Bei Geschäftskunden favorisieren wir weiterhin die regionale Kundenbetreuung mit Basisprodukten des Commercial wie Private Banking.

In der Innenansicht wird im Jahr 2002 die erfolgreiche Risiko- und Kostenentwicklung höchste Priorität genießen. Damit positionieren wir die HVB Group in diesem Geschäftsfeld so, dass wir im kommenden Konjunkturaufschwung unsere Ergebnisse deutlich über das bereits 2000 erreichte Ergebnisniveau hinaus verbessern und unseren Aktionären nicht nur eine konsequente Unternehmensstrategie, sondern auch dazu passende, ambitionierte Ertragsrenditen bieten können. Die Herausforderungen an dieses für die HVB Group wichtige Geschäftsfeld gehen wir konsequent und zügig an.

AUFTEILUNG DER ONLINE-BANKING-KONTEN IM KONZERN


in %
HypoVereinsbank 25,1
DAB Bank 23,9
VuW 5,9
Bank Austria 37,6
norisbank 4,1
Übrige Konzernbanken 3,4

ONLINE-BANKING WEITER IM AUFWIND


in Tausend Konten
2400
1800
1200
600
99
00
01

Firmenkunden

- Erfolgsrechnung 2001 im Zeichen konjunkturellen Abschwungs:
  Ergebnis vor Steuern 516 Mio €; Eigenkapitalrentabilität nach Steuern bereinigt um Goodwillabschreibungen 7,1%.

- Mit dem Konzept der Integrierten Corporate-Finance-Bank gestaltet die HVB Group den Strukturwandel in der Mittelstandsfinanzierung.

- Im Vorgriff auf Basel II: Gründung der HVB Rating Advisory GmbH.

- Trotz schwacher Aktienmärkte im Equity-Corporate-Finance und M&A-Geschäft erfolgreich.

- Ungebrochenes Ertragswachstum in den globalen Geschäftsfeldern Acquisition & Leveraged-Finance sowie im Project & Asset Finance.

HVB GROUP ALS BEVORZUGTER FINANZPARTNER DES GEHOBENEN MITTELSTANDES

GESCHÄFTSENTWICKLUNG IM ZEICHEN KONJUNKTURELLEN ABSCHWUNGS

Die Erfolgsrechnung des Unternehmensbereichs Firmenkunden (FKD) wurde im Berichtsjahr vor allem auf der Risikoseite durch das deutlich verschlechterte gesamtwirtschaftliche Umfeld geprägt. Auf die Geschäftsentwicklung wirkte sich auch die Integration des Firmenkundengeschäfts der Bank Austria negativ aus. Erfreulich verlief die Entwicklung auf der Ertragsseite: Das Zins- und Provisionsgeschäft konnten wir auf einem zufrieden stellenden Niveau stabilisieren. In Kernbereichen des Corporate-Finance haben wir – angesichts schwieriger Kapitalmärkte – gegenüber dem Vorjahr erneut zulegen können. Bei den Kosten lagen wir trotz integrationsbedingter Aufwendungen voll im Plan. Die Cost-Income-Ratio verbesserte sich auf 50,3%.

Die Risikovorsorge haben wir der konjunkturellen Entwicklung angepasst. Allerdings unterstreicht der Anstieg der Zuführungsquote (0,60%, Vorjahr 0,44%), der angesichts des besonders deutlichen Abschwungs gerade in unseren Kernmärkten vergleichsweise überschaubar ist, den Erfolg unseres aktiven Risikomanagements und die solide Ratingstruktur unserer Portfolien. Der integrierte Corporate-Finance-Ansatz erweist sich auch in einem schwierigen Jahr als die richtige Strategie. Die Geschäftsentwicklung im Firmenkundengeschäft ist somit auch im dritten Jahr der Integrierten Corporate-Finance-Bank insgesamt überzeugend. Bei einem Rückgang der Eigenkapitalrentabilität nach Steuern und vor Goodwillabschreibungen auf 7,1% sind wir mit dem Ergebnis 2001 jedoch nicht zufrieden.

www.hypovereinsbank.de/firmenkunden

ERFOLGSRECHNUNG

in Mio €	2001	Pro-forma 2000
Operative Erträge	**3 263**	**3 252**
Kreditrisikovorsorge	1 015	761
Verwaltungsaufwand	1 642	1 692
Betriebsergebnis	**606**	**799**
Ergebnis vor Steuern	**516**	**740**
Kernkapitalallokation	5 490	6 039
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwillabschreibungen) in %	7,1	9,1
Cost-Income-Ratio in %	50,3	52,0
Mitarbeiteranzahl	8 629	9 096

IM TIEFGREIFENDEN STRUKTURWANDEL DER UNTERNEHMENSFINANZIERUNG...

Die Eigenkapitalquote des deutschen Mittelstands ist auf durchschnittlich unter 15% gesunken und hält dem internationalen Vergleich nicht mehr Stand. Damit sind die Grenzen der klassischen Kreditfinanzierung erreicht. Doch die Internationalisierung der Märkte zwingt zu Wachstum und Restrukturierung und induziert hohen Kapitalbedarf. Diese Problemstellung erfordert intelligente Finanzierungslösungen.

Mittelständische Unternehmen müssen sich den Kapitalmärkten öffnen. Syndizierte Kredite, Commercial Papers, ABS-Transaktionen und Corporate-Bonds treten vermehrt ins Blickfeld. Es gilt, Risiken fungibel zu machen, zu handeln und auszuplatzieren, um damit Freiräume in der Unternehmensfinanzierung zu schaffen. Auf der Eigenkapitalseite gewinnen – trotz der am Neuen Markt geplatzten Spekulationsblase – die Eigenkapitalbeschaffung über die Börse und Venture-Capital-Investments zur Finanzierung von Innovation und Wachstum stetig an Bedeutung.

...IST DIE INTEGRIERTE CORPORATE-FINANCE-BANK EIN ÜBERZEUGENDES GESCHÄFTSMODELL

Banken sehen sich durch die Renditeansprüche der Investoren zur Umsetzung differenzierter Geschäftsmodelle mit der Fokussierung auf Kernkompetenzen gezwungen. Die HVB Group hat sich in den vergangenen Jahren im Kapitalmarktgeschäft für den Mittelstand einen klaren Vorsprung am Markt verschafft. Neben der Bereitstellung klassischer Unternehmenskredite setzt sie dabei insbesondere auf exzellentes Branchen-Know-how, den gezielten Einsatz der gesamten Produktpalette des Corporate-Finance sowie die Kompetenz zu strukturierter und ganzheitlicher Beratung.

Integriertes Corporate-Finance ist die Verbindung von Relationship- und kapitalmarktgetriebenem Transaction-Banking unter der Klammer eines branchenorientierten Risikomanagements. Zwei Transaktionsbeispiele mit mittelständischen Automobilzulieferern illustrieren dieses Konzept: Im Geschäftsjahr 2000 hatte die HVB Group der Edscha AG und der Webasto AG Kreditmittel in Höhe von jeweils rund 150 Mio € zur Zwischenfinanzierung von Akquisitionen in den USA bereitgestellt. Für beide Unternehmen haben wir federführend im Berichtsjahr zur Ablösung der Zwischenfinanzierungen langfristig syndizierte Kreditfazilitäten arrangiert. Bei der Edscha AG haben unsere Structured-Finance-Spezialisten zudem die gesamte Bilanz-Passivseite neu strukturiert.

STRUKTUREN DER UNTERNEHMENSFINANZIERUNG IM INTERNATIONALEN VERGLEICH



in % der Bilanzsumme
100
75
50
25
Bankkredite
Kapitalmarktfinanzierung
USA

RISIKOADJUSTIERTES PRICING: KREDITGESCHÄFT NACH DEN GESETZEN DES KAPITALMARKTES

Den Anstieg der Margen ist ein zentraler Werthebel bei der Steigerung der Eigenkapitalrentabilität im Firmenkundengeschäft. Bei der klassischen Kreditfinanzierung wird der Fremdkapitalmarkt zum entscheidenden Parameter der Preisgestaltung. Der Credit-Spread, der die Bonität – und damit das Risiko – eines Unternehmens am Kapitalmarkt reflektiert, dominiert zunehmend auch das bilaterale Kreditgeschäft.

Die nach Basel II erforderliche risikoabhängige Eigenkapitalunterlegung von Krediten wird das Zusammenwachsen von Fremdkapital- und Kreditmärkten zusätzlich beschleunigen. Durch risikoadjustiertes Pricing der Banken kommt es zu einer deutlichen Annäherung der Margen auf den Kreditmärkten an die der Kapitalmärkte. Frühzeitig hat die HVB Group diese Entwicklung antizipiert: Die Bereitstellung von Krediten – und somit die Übernahme von Risiken – bleibt eine wichtige Basisleistung; unsere Bereitschaft dazu ist aber stark ertragsabhängig. Vor diesem Hintergrund konnten wir die Margen im Berichtsjahr erneut spürbar verbessern.

IM VORGRIFF AUF BASEL II: GRÜNDUNG DER HVB RATING ADVISORY GMBH

Die Entwicklungen auf den Fremdkapitalmärkten werden den gesamten Mittelstand betreffen. Dies gilt sowohl für Unternehmen mit herkömmlichen Bankfinanzierungen, deren Kreditmargen durch den Kapitalmarkt beeinflusst werden, als auch für solche Firmen, die sich über die Zwischenstufe eines Ratings direkten Zugang zum Kapitalmarkt verschaffen und sich damit den strategischen Vorteil eines aktiven Managements ihrer Kapitalkosten sichern.

Die Integration der europäischen Finanzmärkte, die Konsolidierung im deutschen Bankgewerbe und die Einflüsse durch Basel II werden dazu führen, dass auch in Deutschland – wie dies heute bereits in den USA und in Großbritannien der Fall ist – die traditionelle Kreditfinanzierung durch Banken sukzessive durch Kapitalmarktprodukte ergänzt, teilweise sogar ersetzt wird. Die Bedeutung externer Ratings wird somit zunehmen.


Unternehmen
HVB Rating Advisory
Ratingagentur
Bonitätssignal
Kapitalmarkt

Mit dem integrierten Corporate-Finance-Ansatz begleitet die HVB Group mittelständische Kunden bereits bei ihren ersten Schritten auf den Kapitalmarkt. In der HVB Rating Advisory GmbH, einer in Deutschland bislang einzigartigen Gesellschaft, haben wir unsere Erfahrungen und unser Know-how zum Thema Kapitalmarktrating für den Mittelstand gebündelt. Sie bereitet unsere Kunden, die sich einem Rating durch eine externe Agentur stellen wollen, auf der Basis einer umfassenden Unternehmensanalyse bestmöglich vor und leitet die Unternehmen schnell und effizient durch den Ratingprozess. Über diese Dienstleistung erschließen sich interessante Ansatzpunkte, als Integrierte Corporate-Finance-Bank mit unseren Kunden frühzeitig adäquate Möglichkeiten zu eröffnen.

TREND ZUM PRIVATE EQUITY LANGFRISTIG UNGEBROCHEN

Auch der Markt für Private Equity erhält durch die Diskussion um Basel II neue Impulse. Neben der verstärkten Inanspruchnahme der Fremdkapitalmärkte ist die Aufnahme von Finanz- oder strategischen Investoren eine attraktive Finanzierungsalternative. Die HVB Group steuert ihre eigenen Private-Equity-Aktivitäten differenziert über Investments in Fonds von Kooperationspartnern, die sich auf jeweils unterschiedliche Phasen entlang des Lebenszyklus von Unternehmen konzentrieren.

Der Private-Equity-Markt gestaltete sich 2001 infolge der enttäuschenden Börsenentwicklung und des Einbruchs der New Economy mit weltweit hohen Verlusten zwar äußerst schwierig, dennoch ergab sich für unsere eigenen Investments kein nennenswerter Abschreibungsbedarf. Private Equity ist auch weiterhin ein zentraler Baustein unseres integrierten Corporate-Finance, da es bereits heute zu den meistgenutzten Gestaltungsoptionen zur Stärkung der Eigenkapitalbasis und Restrukturierung im Mittelstand zählt. Auch wird es zunehmend als Finanzierungsoption in der Projekt- und Akquisitionsfinanzierung eingesetzt. Hier sehen wir für die HVB Group auch künftig erhebliches Potenzial auf der Grundlage realistischer Marktszenarien.

EQUITY-CORPORATE-FINANCE AUCH IN BAISSEZEITEN ERFOLGREICH

Im Bereich Equity-Corporate-Finance hat die HVB Group das Aktienkonsortialgeschäft und die aktienseitige Kapitalmarktberatung für Unternehmen gebündelt. Hier konnten wir uns auf Grund unserer breiten Produktexpertise in einem schwierigen Kapitalmarktumfeld behaupten. Neben erfolgreichen Zweitmarktplatzierungen, wie etwa einem Blocktrade von E.ON-Aktien mit einem Volumen von über 200 Mio €, begleitete Equity-Corporate-Finance zahlreiche öffentliche Kauf- und Übernahmeangebote börsennotierter Unternehmen.

In strategischer Hinsicht haben wir insbesondere unsere gezielte Branchenausrichtung weiter ausgebaut. So konnte sich neben den Sektoren Traditional Economy, IT/Technologies und Media/Entertainment auch das BioTech-Team erfolgreich am Markt etablieren. Der dadurch erweiterte Kundenzugang, die hohe Qualität der Beratung und die bewiesene Kontinuität in einem volatilen Umfeld machen die HVB Group zu einem verlässlichen Partner mittelständischer Unternehmen.

M&A-GESCHÄFT: ERFOLG IM GEHOBENEN MITTELSTANDSSEGMENT

Mit der Betreuung von komplexen Mandaten im Top-Level des mittelständischen Marktes hat die HVB Consult vor dem Hintergrund einer insgesamt rezessiven Entwicklung des Mergers & Acquisitions (M&A)-Marktes ihre führende Rolle in diesem Segment demonstriert. Wir haben unter anderem die Interessen der FAG Kugelfischer AG bei der Verteidigung gegen einen zunächst unfreundlichen Übernahmeversuch vertreten. Dabei kam die Verknüpfung unserer Kapitalmarktexpertise mit detailliertem Verständnis für die Belange des Mittelstands entscheidend zur Geltung.

In weiteren Transaktionen unterstützte die HVB Group große familiengeführte Unternehmen bei der Strukturierung und Umsetzungsvorbereitung der Nachfolgeregelung. Neben den kapitalmarktgetriebenen Transaktionen sowie der in Deutschland anhaltenden Privatisierungswelle kommunaler Betriebe wird der durch Basel II induzierte Handlungsbedarf im Mittelstand zusätzliches Geschäftsvolumen für die HVB Consult generieren. Als Kernleistungen unserer M&A-Beratung im Rahmen von Private Equity identifiziert die HVB Consult für ihre Kunden potenzielle Investoren, trifft eine wettbewerbliche Auswahl und betreut die Unternehmensprüfung.

GLOBAL-ACQUISITION & LEVERAGED-FINANCE: AUSBAU UNSERER MARKTPOSITION ALS EUROPÄISCHER TOP-PLAYER

Bei Akquisitions- und Buy-Out-Finanzierungen hat die HVB Group trotz zunehmenden Wettbewerbsdrucks ihre Position als der in Deutschland führende Lead-Arranger sowie als Top-10-Lead-Arranging-Bank und Asset-Manager in Europa mit der Finanzierung mehrerer Mega-Buy-Outs wie zum Beispiel Sanitec in Finnland, Yell in UK, Cognis und Messer Griesheim in Deutschland untermauert. Insgesamt fand das schwache konjunkturelle Umfeld Ausdruck in einem niedrigeren Underwritingvolumen von 5,6 Mrd € (Vorjahr 6,8 Mrd €) und einer geringeren Anzahl an Transaktionen (41 gegenüber 52 im Vorjahr).

Der Bereich Global-Acquisition & Leveraged-Finance hat die Erträge seit seiner Gründung 1995 jährlich um durchschnittlich 70% gesteigert, im Berichtsjahr trotz schwieriger Marktbedingungen um mehr als 20% bei einer erneut verbesserten Eigenkapitalrentabilität, die signifikant über den Rendite-Ansprüchen der HVB Group liegt. Auch die als Ertrag auf das durchschnittliche Exposure definierte Portfoliorendite hat sich weiter erhöht. Mit den im abgelaufenen Geschäftsjahr erneut intensivierten Investments in Private-Equity-Funds und Eigenkapital-Co-Investments haben wir unsere Ertragsquellen zukunftsorientiert diversifiziert. Auch haben wir unser Mezzanine-Geschäft und unsere Syndizierungsaktivitäten zur Erhöhung der Distributionskraft neu strukturiert. Vor dem Hintergrund der gestiegenen konjunkturellen Risiken reflektiert die unverändert niedrige Risikovorsorge unsere konsequent auf Risikostreuung ausgelegte Portfoliopolitik. Die Ausfallwahrscheinlichkeit unserer Portfolien liegt deutlich unter dem Marktdurchschnitt.

INNOVATIVE TRANSAKTIONEN IM PROJECT & ASSET-BASED-FINANCING

Im Project & Asset-Based-Financing haben wir die Erträge im Berichtsjahr erneut gesteigert; damit können wir auf ein durchschnittliches jährliches Ertragswachstum von 50% seit 1995 verweisen. Mit mehr als 80 Neuprojekten – bei einem Drittel war die HVB Group Arranger – gehören wir international zu den aktivsten Banken. In der Projektfinanzierung zählen wir weltweit zu den Top-3-Arrangern. Mit kontinuierlichen Produktinnovationen diversifizieren wir unsere Ertragsquellen.

www.forfaitierung.com

Bei Flugzeugfinanzierungen kam es zu 26 Neutransaktionen, im Bereich Lease & Asset-Finance haben wir im Jahr 2001 ein Transaktionsvolumen von knapp 7 Mrd € generiert. Trotz dieses signifikanten Wachstums ist unser Portfolio in der Projektfinanzierung breit diversifiziert und weist eine solide Ratingstruktur auf.

Die HVB Group hatte im Jahr 2000 die Fremdfinanzierung für den Bau und Betrieb einer Autobahn in Portugal arrangiert. Im Berichtsjahr haben wir zur Ablösung dieser Projektfinanzierung einen Langzeit-Infrastruktur-Bond – den Ersten seiner Art in Europa – ausplatziert. Für die Stadt Nürnberg haben wir einen US-Cross-Border-Lease der Abwasserkanalnetze mit einem Transaktionsvolumen von 340 Mio USD gemeinsam mit Babcock & Brown organisiert. Beim Lease & Asset-Finance konnten wir mit der Bayerischen Immobilien Leasing als Fondsinitiator erstmalig einen Filmfonds auflegen, der anschließend von HypoVereinsbank und Deutscher Bank vertrieben wurde. Auch arrangierten wir erstmals nach der russischen Finanzkrise 1998 wieder eine 250-Mio-€-Finanzierung für das Gasunternehmen Gazprom, die nicht durch eine Exportversicherung abgedeckt wurde.

ERWEITERTES LEISTUNGSSPEKTRUM IM AUSLANDSGESCHÄFT

Mit unserem breit gefächerten Produktangebot im grenzüberschreitenden Außenhandelsgeschäft – vom Auslandszahlungsverkehr über das klassische Dokumentengeschäft bis zur strukturierten Exportfinanzierung – haben wir unsere führende Position in Westeuropa weiter ausgebaut. Großvolumige Geschäftsabschlüsse bei multinationalen Projekten bestätigen unsere Expertise im ECA-gedeckten »Multisourcing«-Bereich. Nach erfolgreicher Integration der Bank Austria ist die HVB Group zum Marktführer in Zentral- und Osteuropa aufgestiegen. Mit der Aufstockung der Anteile an der International Moscow Bank (IMB) steht unseren Kunden ein attraktiver Zugang zu den wieder möglich gewordenen Russland-Finanzierungen mit HERMES- und ECA-Deckungen sowie für das kommerzielle Außenhandelsgeschäft zur Verfügung.

FIRMENKUNDENGESCHÄFT DER BANK AUSTRIA IN SCHWIERIGEM UMFELD

Die Integration des internationalen Firmenkundengeschäfts der Bank Austria in die HVB Group – im Wesentlichen an den Standorten London, New York und Asiens – verlief planmäßig und konnte bereits im Herbst 2001 abgeschlossen werden. In Österreich adaptierte die Bank Austria bereits das Konzept der Integrierten Corporate-Finance-Bank. Bei Kapitalmarkt-Know-how und Beratungskompetenz ist die Bank Austria die klare Nummer 1 im inländischen Firmengeschäft. Auch in den Staaten Zentral- und Osteuropas ist die Bank Austria im Corporate-Finance führend.

Im Berichtsjahr musste die Bank Austria der spürbaren Verschlechterung der Kreditqualität durch einen erheblichen Anstieg der Insolvenzen in Österreich jedoch in besonderem Maße Rechnung tragen. Auch das gebremste Wachstum in Polen trug zum deutlichen Anstieg der Risikovorsorge bei. Im Firmenkundengeschäft erzielte die Bank Austria 2001 damit ein unbefriedigendes Ergebnis. Mit dem im Berichtsjahr reorganisierten Risikomanagement hat die Bank Austria jetzt die Grundlage für eine konsequent risikogerechte Kreditpolitik gelegt.

RISIKOMANAGEMENT IM BLICKFELD: KAPITALMARKT-ORIENTIERTE PORTFOLIOSTEUERUNG

Im Risikomanagement verfolgt die HVB Group einen kapitalmarktorientierten Ansatz, der auf den zentralen Elementen aktiven Portfoliomanagements und klarer Branchenausrichtung beruht. Die Steuerung des Kreditportfolios erfolgt in drei Stufen: Auf der Grundlage einer durchgängigen, auf Portfoliomodellen und Value-at-Risk-Ansätzen basierenden Margensteuerung stellen die Vertriebseinheiten ein konsequent risikoadjustiertes Pricing im Neugeschäft sicher. Darauf aufbauend optimieren wir das Bestandsportfolio im zentralen Kreditportfoliomanagement mit dem Ziel einer breiten Streuung hinsichtlich Regionen, Branchen und Einzeladressen. Hierzu nutzen wir die vielfältigen Möglichkeiten moderner Kapitalmarktprodukte. Schließlich ermöglicht der aktive Zukauf von Sekundärmarktrisiken über ABS-Transaktionen, Kreditderivate und Bonds eine Optimierung der Portfoliodiversifikation und ein Generieren zusätzlicher Erträge. Infolge unserer frühzeitigen Fokussierung auf unsere Zielkunden konnte die HVB Group die Risikovorsorge im Firmenkundengeschäft in den vergangenen Jahren kontinuierlich senken.

Im Berichtsjahr gestaltete sich der globale Abschwung gravierender als zunächst erwartet. Die Insolvenzen in Deutschland bewegten sich auf Rekordniveau. Auch wenn wir die Kreditrisikovorsorge im Berichtsjahr gegenüber 2000 anheben mussten, unterschreiten wir dank unseres innovativen Managementansatzes die vom Markt durch die konjunkturelle Verschlechterung induzierten Risiken spürbar. Zwar waren wir von einigen Großinsolvenzen in unseren Kernmärkten betroffen,

RISIKOADÄQUATE KREDITKONDITIONEN


Kapitalmarkt
Bankkredit
Risikoprämie
Risiko/Rating
Investmentgrade
Non-Investmentgrade

dennoch zeigen die Ratingstrukturen unserer Portfolien keine nachhaltig negativen Veränderungen. Insbesondere stellen sich die Portfolios in den viel diskutierten Problembranchen robust dar: Im Bereich Airlines konzentrieren wir uns auf der Basis konservativer Bewertungen auf die Asset-gedeckte Finanzierung moderner Flugzeugflotten der im Markt führenden Fluglinien. In der Tourismusbranche ist unser Exposure auf beste Adressen fokussiert. Im Medienbereich sowie bei Unternehmen des Neuen Markts mussten wir im Wesentlichen nur einen Insolvenzfall mit Vorsorgemaßnahmen berücksichtigen; ansonsten ist die Ratingstruktur unseres Exposures hier solide.

AUSBLICK: ATTRAKTIVES MARKTPOTENZIAL FÜR DIE INTEGRIERTE CORPORATE-FINANCE-BANK

Es ist unser Ziel, im mittelständischen Firmenkundengeschäft die Nummer 1 in unseren Kernmärkten zu werden. Die HVB Group hat sich in den vergangenen zwei Jahren mit Beratungs- und Strukturierungskompetenz sowie innovativen, kapitalmarktorientierten Finanzierungslösungen klar im Markt positioniert. Zwar gehen wir für 2002 von einer weiterhin angespannten Wirtschaftslage und einem für das Risikomanagement herausfordernden Umfeld aus. Doch der anhaltende Strukturwandel des Mittelstands bietet der HVB Group mit ihrem kapitalmarktorientierten Kompetenzprofil gute Ertragsaussichten, zumal sich andere Wettbewerber aus diesem Marktsegment verabschieden. Die Eigenkapitalrentabilität wollen wir im Firmenkundengeschäft wieder deutlich verbessern.

Wir werden das Konzept der Integrierten Corporate-Finance-Bank in der neuen Organisationsstruktur der HVB Group konsequent weiterentwickeln. Kapitalmarktfähige Mittelstandsunternehmen und internationale Großunternehmen werden wir unter sektoralen Aspekten in der Betreuung bei HVB Corporates & Markets zusammenfassen. Auch das Geschäft mit strukturierten Finanzierungen und das Kapitalmarktgeschäft betreibt die HVB Group mit der globalen Expertise des Geschäftsfelds HVB Corporates & Marktes. In den globalen Produktkompetenzen des Project & Asset Finance, der Akquisitionsfinanzierung und der strukturierten Außenhandelsfinanzierung wollen wir auf dieser Basis deutliche Marktanteile hinzugewinnen. Das mittelständische Basisgeschäft wird in den Verantwortungsbereich der Bank der Regionen fallen. Die Produktspezialisten aus Corporates & Markets stehen diesen Kunden aber im Sinne des integrierten Ansatzes mit Kapitalmarkt-Know-how der HVB Group zur Verfügung.

BRANCHENUMFELD

- Schärfster Anstieg bei Unternehmensinsolvenzen seit 1995.
- Rückgang des Aktienneuemissionsvolumens in Deutschland um 90%.
- Trend zur Kapitalmarktfinanzierung ungebrochen.
- Restrukturierungsbedarf im deutschen Mittelstand erfordert ganzheitliche Beratungs- und Finanzierungslösungen.

Immobilienfinanzierungsgeschäft und Immobilienkunden

- Ergebnis vor Steuern 552 Mio €; Eigenkapitalrentabilität nach Steuern bereinigt um Goodwillabschreibungen mit 7,2% im Rahmen der Erwartungen.
- Geschäftsentwicklung 2001 im Zeichen konjunktureller Schwäche im Inland und kräftigen Ertragswachstums im Ausland.
- Anhaltender Strukturwandel der inländischen Märkte verändert Erfolgsfaktoren der Immobilienfinanzierung.
- Vorreiter im inländischen Konsolidierungsprozess: HVB Real Estate Bank AG am 3. September gestartet.
- Konsequenter Ausbau von Real Estate Investment Banking und Real Estate Asset Management.
- Workout Immobilien auf Kurs.

MODERNES GESCHÄFTSMODELL IM PROFESSIONELLEN IMMOBILIENBANKING

DRASTISCHE VERÄNDERUNG DES DEUTSCHEN IMMOBILIENMARKTS

Die deutschen Banken stehen vor der Herausforderung, den durch die tiefgreifend veränderten Rahmenbedingungen der inländischen Immobilienmärkte erforderlichen Paradigmenwechsel im Immobilienfinanzierungsgeschäft schnell und mit einem klaren Geschäftsprofil zu vollziehen. Der Strukturwandel ist durch stagnierende Bauinvestitionen, den Wegfall ausgeprägter steuerlicher Anreize sowie zunehmend professionellere und internationalere Marktteilnehmer gekennzeichnet. Auch der Druck der Kapitalmärkte zur Wertgenerierung der Banken in der Immobilienfinanzierung verschärft den Verdrängungswettbewerb und führt zu deutlich erkennbaren Differenzierungsstrategien. Die Notwendigkeit zur Verbesserung der Rentabilität und zur Diversifikation der Risiken erzwingt eine weitere Ausweitung der Auslandsaktivitäten bei einem zielgerichteten Abbau inländischer Risikoaktiva. Die Realisierung von Skalen- und Synergieeffekten erfordert gleichzeitig eine wachsende Größe der Einheiten. Auf Grund von Kapitalmarktorientierung und der hohen Bedeutung des Risikomanagements sind Transparenz und leistungsstarke EDV-Systeme für die weitere Unternehmensentwicklung erfolgskritisch.

GESCHÄFTSENTWICKLUNG 2001 IM ERWARTUNGSHORIZONT

Vor dem Hintergrund der Verschlechterung des konjunkturellen Umfelds standen die Märkte für gewerbliche Immobilien in Deutschland im Jahresverlauf nach anfänglich guter Entwicklung im Zeichen von Abschwächungstendenzen. Dies führte zu einem spürbaren Rückgang des Flächenumsatzes und einem gebremsten Anstieg der Büromieten. Auf den Wohnungsmärkten zeigten sich die regionalen Unterschiede zunehmend deutlich. Während in den Ballungsgebieten der alten Bundesländer Mieten und Kaufpreise erfreulich zulegten, hat sich die Situation in großen Teilen der neuen Bundesländer sowie in strukturschwachen Gebieten gegenüber dem Vorjahr nicht nennenswert verbessert.

ERFOLGSRECHNUNG

in Mio €	2001	Pro-forma 2000
Operative Erträge	**1 687**	**1 588**
Kreditrisikovorsorge	596	561
Verwaltungsaufwand	600	574
Betriebsergebnis	**491**	**453**
Ergebnis vor Steuern	**552**	**473**
Kernkapitalallokation	4 662	4 156
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwillabschreibungen) in %	7,2	6,8
Cost-Income-Ratio in %	35,6	36,1
Mitarbeiteranzahl	3 840	4 349

Wegen der divergierenden Konjunkturverläufe befinden sich die einzelnen Immobilienmärkte im europäischen Ausland in unterschiedlichen Entwicklungsstadien. Die Abschwächung der Konjunktur in Europa führte in den meisten westeuropäischen Städten zu einer rückläufigen Entwicklung der Märkte für Büroimmobilien. Im Durchschnitt kam es zu geringeren Flächenumsätzen und steigenden Leerstandsraten. Insgesamt fand ein moderates Mietpreiswachstum auf hohem Niveau statt.

Trotz anhaltendem Strukturwandel in der inländischen Immobilienfinanzierung verlief die Geschäftsentwicklung des Unternehmensbereichs Immobilienfinanzierungsgeschäft und Immobilienkunden (IFK) gemäß den Erwartungen. Die Erträge legten infolge konsequenter Umsetzung unserer risikoorientierten Konditionenpolitik, die zu einem spürbaren Margenanstieg im Kundengeschäft führte, insgesamt leicht zu. Dabei gingen die Erträge im deutschen Geschäft auf Grund des gezielten Abbaus inländischer Risikoaktiva planmäßig zurück. Im Ausland stiegen die Erträge jedoch erneut kräftig an. Die Kosten erhöhten sich – wesentlich bedingt durch die geplanten Restrukturierungsaufwendungen für die Neuausrichtung des Geschäftsfelds HVB Real Estate – moderat. Im Zuge der Konsolidierung der Portfolios in der HVB Real Estate Bank erhöhte sich die Risikovorsorge gegenüber dem Vorjahr leicht. Insgesamt erweist sich unsere restriktive, auf verschärften Risikogrundsätzen beruhende Politik im Neugeschäft, das eine konstant hohe Kreditqualität aufweist, als erfolgreich. Im Auslandsgeschäft lag der Vorsorgebedarf unverändert auf sehr niedrigem Niveau. Die Eigenkapitalrentabilität hat sich gegenüber dem Vorjahr leicht verbessert.

KAPITALMARKTORIENTIERTER GESCHÄFTSANSATZ

Die HVB Group ergänzt ihre Aktivitäten im klassischen Kreditgeschäft konsequent um den Transfer von Risiken als zentralen Werttreiber im Immobilienfinanzierungsgeschäft. Im Mittelpunkt steht die Ausrichtung des Geschäftsmodells an den Anforderungen des Kapitalmarkts. Mit einer Balance zwischen der Akquisition profitablen Neugeschäfts mit gutem Risikoprofil und dem aktiven Management des Finanzierungsbestands mit dem Ziel einer risiko-/renditeoptimierten Portfoliostruktur sowie die Konzentration auf profitable Kundensegmente wollen wir die Eigenkapitalrentabilität im Geschäft mit professionellen Immobilienkunden deutlich steigern. Dies unterstützen wir – auch durch das Sicher-

BRANCHENUMFELD

- Im Hypothekenbankgeschäft (einschließlich Kommunaldarlehen) Rückgang der Neuzusagen im Markt um 27%.
- Abschwächung im deutschen Markt; trotz vorübergehend rückläufiger Tendenzen weiterhin attraktive Potenziale im europäischen Ausland.
- Wachsender Bedarf an strukturierten Finanzierungslösungen Immobilien Investment Banking als zentraler Werttreiber in der Immobilienfinanzierung.

stellen der Kapitalmarktfähigkeit der Aktiva im Neugeschäft – mit umfassenden Securitizations-Maßnahmen. Im Blickfeld steht der schonende, renditeorientierte Einsatz des in der Immobilienfinanzierung gebundenen Eigenkapitals. Der weitere Ausbau unserer Aktivitäten im Immobilien Investment Banking und -Asset Management hat hohe Priorität.

HVB REAL ESTATE BANK GESTARTET

Die HVB Group hat den Paradigmenwechsel in der Immobilienfinanzierung frühzeitig mit einem innovativen Geschäftsansatz antizipiert. Am 3. September ist die HVB Real Estate Bank AG, die aus der Verschmelzung von Nürnberger Hypothekenbank und Süddeutscher Bodencreditbank auf die Bayerische Handelsbank hervorging, an den Start gegangen. Damit hat die HVB Group die Geschäftsaktivitäten ihrer inländischen Hypothekenbanken gebündelt und einen entscheidenden Meilenstein in ihrem neuen Marktauftritt als Immobilienfinanzierer gesetzt.

www.hvbrealestate.de

Die HVB Real Estate Bank AG hat sich vor anderen Wettbewerbern als treibende Kraft im Konsolidierungsprozess des deutschen Immobilienfinanzierungs- und Hypothekenbankgeschäfts am Markt positioniert. Sie hat klar definierte Ziele und eine Geschäftsausrichtung, die dem Wandel der Märkte und Kunden gerecht wird und darüber hinaus nennenswertes Synergiepotenzial besitzt.

AUSLANDSGESCHÄFT WEITER KRÄFTIG AUSGEBAUT

Die konsequente Ausweitung der Auslandsaktivitäten ist ein zentraler Bestandteil des Geschäftsmodells unseres globalen Geschäftsfelds HVB Real Estate. Die europäischen Märkte bieten für die HVB Group attraktive Wachstumsmöglichkeiten. Gegenüber dem Inlandsgeschäft bieten sie deutlich höhere Margen sowie die Möglichkeit zusätzlicher Provisionserträge.

Die HVB Group hat ihr internationales Geschäft im Berichtsjahr erneut kräftig forciert und das Auslandsportfolio um 29% im Vergleich zum Vorjahr ausgebaut. In allen ausländischen Märkten haben wir auch die Erträge weiter steigern können. Das Auslandsgeschäft erfüllt unsere Renditeansprüche bereits heute. Die wesentlichen Ergebnisbeiträge kommen entsprechend unserer starken Marktstellung aus den USA, Großbritannien und den Niederlanden, wo wir zu den größten Immobilienfinanzierern bei professionellen Kunden gehören. Dort haben wir unseren strategischen Ansatz der Konzentration auf intelligente Immobilieninvestment-Produkte weiterentwickelt. Besonders dynamisch haben wir unser Geschäft in Frankreich ausgebaut.

www.hvbire.com

VERTEILUNG
DES AUSLANDSPORTFOLIOS IFK
in %


USA 25
Frankreich 10
Niederlande 25
Großbritannien 30
Sonstige 10

Zentrales Element unseres Auslandsgeschäfts sind neben unserer langjährigen, profunden Expertise in den jeweiligen Märkten unser restriktives Risikomanagement, das den unterschiedlichen regionalen Marktgegebenheiten Rechnung trägt, und vor allem der Einsatz von Kapitalmarkt-Know-how. Trotz teilweise schwieriger Marktbedingungen – insbesondere in den USA – mussten wir im Berichtsjahr erneut keine nennenswerten Risikovorsorgemaßnahmen im Ausland treffen. Neben der höheren Rentabilität erweitert die Expansion der HVB Group im Auslandsgeschäft auch die Möglichkeiten der Ertrags- und Risikodiversifikation durch das Ausnutzen der unterschiedlichen Immobilienmarktzyklen.

REAL ESTATE INVESTMENT BANKING: FÜHREND AUF DEM DEUTSCHEN MBS-MARKT

Ein weiterer Eckpfeiler des Geschäftsmodells unseres globalen Geschäftsfelds HVB Real Estate ist die Erweiterung der klassischen Finanzierung um das Real Estate Investment Banking. Das Leistungsspektrum für unsere Kunden reicht von der Finanzierung großvolumiger Immobilienprojekte über die Beratung bei der Akquisition oder Veräußerung von Immobilienportfolios und -gesellschaften bis hin zur Strukturierung von Investitionsmöglichkeiten in direkter oder verbriefter Form. Darüber hinaus trägt der Bereich Real Estate Investment Banking durch Securitization zur Restrukturierung des Inlandsportfolios und zur Optimierung der Eigenkapitalallokation der HVB Group bei. Die Ausplatzierungsmaßnahmen für das inländische Immobilienfinanzierungsportfolio der HVB Group beliefen sich auf ein Volumen von 2,9 Mrd €. Im Vergleich zum Vorjahr konnten wir die Erträge im Real Estate Investment Banking – bei einem erfreulich hohen Anteil der Provisionserträge von über 50% – mehr als verdoppeln.

Die Geschäftsentwicklung verlief im Berichtsjahr sehr erfreulich: Erfolgreich ausgebaut haben wir das Geschäftssegment »Real Estate M&A«: Im Jahr 2001 arrangierten wir vier Verkäufe von Immobilienportfolien im Gesamtwert von knapp 200 Mio €. Im Bereich »Financial Advisory« haben wir sechs Projekte mit einem Gesamtvolumen von über 750 Mio € begleitet. Im Segment »Structured Finance« konnten wir 24 Finanzierungen mit einem Neugeschäftsvolumen von 2,2 Mrd € abschließen. Beispielhaft sei die Akquisitionsfinanzierung eines Büroimmobilienportfolios im Wert von 575 Mio € erwähnt. Am Syndizierungsmarkt haben wir mit einem Platzierungsvolumen in Höhe von 1,4 Mrd € unsere starke Position weiter ausgebaut.

REAL ESTATE INVESTMENT BANKING: KOMPLEXE IMMOBILIENINVESTITIONEN


Wertschöpfungskette
Akquisition
Strukturierung
Finanzierung
Platzierung
Geschäftssegmente des Real Estate Investment Banking
Real Estate M&A
Financial Advisory Services
Structured Finance
Loan Syndication
Securitization

Mit fünf Mortgage-Backed-Securitization (MBS)-Transaktionen und einem Gesamtvolumen von 4,7 Mrd € (Vorjahr 1,2 Mrd €) konnten wir uns im Jahr 2001 als führender Strukturierer auf dem europäischen MBS-Markt etablieren. Unter der optimierten Nutzung aller Techniken der synthetischen Mortgage-Backed-Securitization haben wir wohnwirtschaftliche und erstmals auch gewerbliche Portfolien im In- und Ausland am Kapitalmarkt platziert. Das gesamte Ausplatzierungsvolumen (Syndizierung und Securitization) betrug 2001 rund 6,1 Mrd €.

REAL ESTATE ASSET MANAGEMENT: ATTRAKTIVE RENDITEN MIT INTERNATIONALEN FONDS

Die HVB Group hat das für institutionelle Kunden verwaltete Immobilienvermögen in den vergangenen beiden Jahren mehr als verdreifacht und zählt zu den führenden Adressen im Immobilien Asset Management. Vor dem Hintergrund starker Kursverluste an den Aktienmärkten hat die Immobilie als Asset-Klasse im Jahre 2001 erheblich an Bedeutung gewonnen. Die HVB Group erzielte mit ihren für institutionelle Anleger strukturierten Fonds hervorragende Ergebnisse: So erreichten wir bei dem vor sechs Jahren zusammen mit der ERGO aufgelegten UK-Fonds im Berichtsjahr einen Gewinn auf das eingesetzte Kapital von über 25%. In den Märkten mit den höchsten Wertsteigerungen des Jahres 2001 waren wir mit unserem Südeuropafonds ebenfalls präsent und erzielten dort eine Performance von mehr als 20%. Wir gehen davon aus, im Immobilien Asset Management auch in den nächsten Jahren zweistellige Wachstumsraten erzielen zu können.

VDH NUTZT MARKTPROGNOSEN DES INFORMATIONSSYSTEMS EXPERTIX

Unser Kompetenzzentrum für Immobilienbewertung, -marktforschung und -consulting haben wir sukzessive erweitert. Insgesamt tragen mehr als 200 Spezialisten – Gutachter, Marktforscher und Analysten – in Deutschland, Europa und den USA neben der Bereitstellung von Analysen für unsere Kunden auch zur Risikosteuerung des Immobiliengeschäfts der HVB Group bei. Das immobilienwirtschaftliche Informationssystem »ExpertiX«, das Datenbanken zu Objekten, Regionalmärkten sowie zur wirtschaftlichen bzw. soziodemografischen Entwicklung mit einem komplexen Marktprognosemodell kombiniert, haben wir um ein geografisches Informationssystem ergänzt. Die Erkenntnisse aus dem mit Hilfe von ExpertiX gewonnenen Marktrating sind auch ein wichtiger Bestandteil der Kreditpolitik der HVB Group. Darüber hinaus wird ExpertiX im Rahmen des »Loss-Given-Default-Grading«, das der Verband Deutscher Hypothekenbanken (VDH) für seine Mitgliedsinstitute entwickelt, eingesetzt. Damit wird ein für die Immobilienfinanzierung wesentlicher Bestandteil des Ratingansatzes im neuen Baseler Eigenkapitalakkord (Basel II) erfüllt.

www.hvbexpertise.de

PORTFOLIO WORKOUT IMMOBILIEN


in Mrd €
10,0
7,5
5
2,5
39%
42%
38%
Volumen
Risikovorsorge-quote

WORKOUT IMMOBILIEN AUF KURS

Mit Abschluss des Geschäftsjahres 1999 hatten wir problembehaftete Altfinanzierungen, die nicht Bestandteil des strategisch gestützten Immobilienfinanzierungsaktivitäten der HVB Group sind, in den separaten Bereich »Workout Immobilien« (WIM) mit eigener Erfolgsrechnung ausgegliedert. Im Berichtsjahr haben wir erneut wesentliche Vermarktungserfolge erzielt und das Portfolio um weitere 2,2 Mrd € deutlich reduziert. Damit konnten wir das Volumen dieses Portfolios insgesamt von ursprünglich 9,6 Mrd € auf 5,7 Mrd € zum Jahresende 2001 verringern. Im Mittelpunkt steht dabei ein aktiver Managementprozess, der auf einem breit gefächerten Instrumentarium basiert. Dies reicht vom Verkauf der Objekte über die Vermietung bislang leer stehender Flächen bis hin zur Entwicklung bisher nicht fertig gestellter Projekte zur Marktreife mit dem Ziel der anschließenden Veräußerung.

Vor dem Hintergrund einer marktgerechten Bewertung der im Workout enthaltenen Objekte hatten wir für das Portfolio 1999 eine abschließende Wertberichtigung gebildet, um die Ergebnisrechnung des Konzerns in den Folgejahren nicht zu belasten. Für das gesamte Portfolio hatten wir daraufhin eine Vorsorgequote von rund 40% erreicht. Unsere Wertansätze haben sich erneut voll bestätigt: Das Portfolio bleibt mit einer nahezu unveränderten Quote abgeschirmt. Unsere Zielsetzung, das Portfolio innerhalb von insgesamt fünf Jahren abzuarbeiten, bestätigt sich damit als weiterhin realistisch. Im Berichtsjahr verzeichnete WIM ein Ergebnis von –126 Mio € vor Steuern.

AUSBLICK: IMMOBILIENFINANZIERUNG ALS KERNKOMPETENZ IN DER NEUEN KONZERNSTRUKTUR FEST VERANKERT

Die HVB Group rechnet auch für die kommenden Jahre mit einem im Inland rückläufigen Neugeschäftsvolumen in der klassischen Immobilienfinanzierung. Mit unserem innovativen Geschäftsmodell im professionellen Immobilienbanking haben wir uns jedoch frühzeitig im sich verändernden Marktumfeld positioniert. Wir bieten unseren Kunden eine breit gefächerte Produkt- und Dienstleistungspalette im kapitalmarkt-orientierten Finanzierungs- und Beratungsgeschäft. Im Gegensatz zu den Erklärungen anderer Wettbewerber bleibt die Immobilienfinanzierung eine Kernkompetenz der HVB Group, die als globales Geschäftsfeld »HVB Real Estate« in der neuen Konzernstruktur fest verankert wird.

Unsere internationalen Aktivitäten werden wir kontinuierlich ausweiten. Wichtigste Märkte sind für uns dabei die prosperierenden Großregionen in Europa. Für die HVB Group steht im Geschäftsjahr 2002 dabei die konsequente Umsetzung restriktiver Risikogrundsätze im Auslandsgeschäft im Mittelpunkt. Ein Schwerpunkt wird auf dem Ausbau des Investmentbanking in den USA, Großbritannien und Frankreich liegen. Die Märkte in Spanien, Italien und Skandinavien werden wir verstärkt erschließen. Insgesamt wollen wir den Anteil des internationalen Geschäfts in der professionellen Immobilienfinanzierung spürbar erhöhen.

Zusätzlich gilt es, die Voraussetzungen für die Übernahme des professionellen Immobilienfinanzierungsgeschäfts der HypoVereinsbank AG durch die HVB Real Estate Bank AG zu schaffen. Dies erfordert wegen der Passivseite einen größeren zeitlichen Vorlauf als zunächst angenommen und wird 2002 deshalb noch nicht durchgeführt. Strategie, Kredit- und Risikopolitik sowie die Vertriebsausrichtung beider Einheiten haben wir jedoch bereits in Einklang gebracht. In den kommenden Jahren werden wir unser Geschäftsmodell konsequent umsetzen. Den Abbau inländischer Risikoaktiva werden wir mit umfangreichen Ausplatzierungsmaßnahmen unterstützen. Mit diesen zielgerichteten Maßnahmen schafft die HVB Group die Voraussetzung für eine deutliche Steigerung der Eigenkapitalrentabilität und damit einer wertgenerierenden Verwendung des in der Immobilienfinanzierung gebundenen Eigenkapitals.

International Markets

- Ergebnis vor Steuern von 280 Mio € in schwierigem Kapitalmarktumfeld erzielt. Eigenkapitalrentabilität nach Steuern und vor Goodwillabschreibungen 7,6%.

- International Markets als Portal zu den globalen Kapitalmärkten mit gesamteuropäischem Fokus etabliert.

- Europäische Marktführerschaft bei Exchange-Traded-Funds innerhalb nur eines Jahres erreicht.

- HypoVereinsbank als Pfandbriefemittent des Jahres ausgezeichnet.

- Globale-Securitization-Expertise für internes Bilanzmanagement und externe Kunden konsequent ausgebaut.

- Erfolgskonzept der »Integrierten Kapitalmarktbank« als Grundlage für das neue globale Geschäftsfeld HVB Corporates & Markets.

INTERNATIONAL MARKETS ALS PORTAL ZU DEN GLOBALEN KAPITALMÄRKTEN MIT GESAMTEUROPÄISCHEM FOKUS ETABLIERT

Trotz des schwierigen Marktumfeldes konnte der Unternehmensbereich International Markets mit einem Ergebnis vor Steuern von 280 Mio € einen nennenswerten Beitrag zum Erfolg der HVB Group leisten. Die Eigenkapitalrentabilität nach Steuern und vor Goodwillabschreibungen lag bei 7,6%. Während das Aktiengeschäft unter der negativen Entwicklung der weltweiten Kapitalmärkte zu leiden hatte, wurden im Bereich des Bondhandels und des Fremdwährungsgeschäftes gute Ergebnisse erzielt.

Der Unternehmensbereich International Markets ist das Portal der HVB Group zu den Kapitalmärkten dieser Welt. Kunden fordern im Kapitalmarktgeschäft die Expertise und Marktverbindungen, die nur ein innovativer Finanzdienstleister gewährleisten kann. Mit unserem paneuropäischen Ansatz, der höchste Attraktivität auch für global agierende Kunden besitzt, konzentrieren wir uns auf gesamteuropäische Produkte, weltweite Kunden und exzellentes Know-how im Financial Structuring. Ein wesentlicher Erfolgsfaktor dabei ist, dass die Kapitalmarktaktivitäten der HVB Group nicht isoliert erfolgen, sondern über das Konzept der »Integrierten Kapitalmarktbank« eng mit dem Privatkunden- und Firmenkundengeschäft des Konzerns verzahnt sind. Unsere erfolgreiche Positionierung im Wettbewerb mit supraregionalen und globalen Investmentbanken beruht auf unserem Netzwerk an gewachsenen, multilokalen Kundenbeziehungen, verbunden mit dem starken internationalen Kapitalmarktgeschäft.

Die Integration von Bank Austria in die HVB Group hat uns die Chance eröffnet, unsere Wettbewerbsposition durch die Bündelung unserer Stärken weiter auszubauen. Durch die im Juli 2001 erfolgte Zusammenlegung der Handelsaktivitäten in Aktien, Devisen und Bonds unter einer gemeinsamen Managementstruktur haben

ERFOLGSRECHNUNG

in Mio €	2001	Pro-forma 2000
Operative Erträge	**1 352**	**1 354**
Kreditrisikovorsorge	112	–7
Verwaltungsaufwand	901	719
Betriebsergebnis	**339**	**642**
Ergebnis vor Steuern	**280**	**636**
Kernkapitalallokation	2 702	2 269
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwillabschreibungen) in %	7,6	21,1
Cost-Income-Ratio in %	66,6	53,1
Mitarbeiteranzahl	1 980	1 966

wir den Rahmen für eine reibungslose Integration sowie das Heben von Synergien geschaffen und einen einheitlichen Marktauftritt realisiert. Für unsere Kunden heißt dies, dass wir ihnen umfassendes Kapitalmarkt-Know-how – von den etablierten Finanzplätzen bis zu den aufstrebenden Märkten Zentral- und Osteuropas – aus einer Hand anbieten. Binnen kürzester Zeit hat sich unser Unternehmensbereich International Markets als führender Kapitalmarktpartner für West-, Zentral- und Osteuropa etabliert.

Diese hervorragende Marktstellung wird durch zahlreiche Auszeichnungen dokumentiert.

FOKUSSIERTES EUROPÄISCHES PROFIL IM AKTIENGESCHÄFT UND DEUTLICHE STÄRKUNG DES SEKUNDÄRGESCHÄFTS

Im Equities-Bereich haben wir mit unserem speziellen Fokus auf deutsche Aktien, ausgewählte europäische Kernsektoren, europäische Wachstumssegmente sowie die Zukunftsmärkte Zentral- und Osteuropas den Aufbau einer besonderen Produktexpertise in diesen Werten vorangetrieben. Dabei konnten wir vor allem im letztgenannten Bereich von der gebündelten Kompetenz von HypoVereinsbank- und Bank-Austria/CAIB-Einheiten profitieren.

Durch die Erweiterung unserer Sales-Niederlassungen in New York, London, Zürich und Wien sowie den Aufbau der Standorte Paris, Mailand und Madrid haben wir den Vertrieb im Sinne einer noch stärkeren Kundenorientierung dezentralisiert und unsere Platzierungskraft deutlich gestärkt. Mit diesem fokussierten europäischen Profil konnten wir unsere Marktstellung konsequent ausbauen und unsere Sekundärmarktkompetenz deutlich erweitern.

Nennenswert ist die erfolgreiche Platzierung eines sehr großvolumigen Paketes E.ON-Aktien im Sommer vergangenen Jahres. Wir haben hier das Potenzial aus der Konzentration auf die Wertschöpfungskette zwischen Kunde und Investor, die in dem Joint Venture zwischen unserer Institutional Client Group und dem Firmenkundengeschäft institutionalisiert ist, beispielhaft unter Beweis gestellt.

DEUTSCHER MARKTFÜHRER BEI STRUKTURIERTEN PRODUKTEN MIT KAPITALGARANTIE

Die volatile Börsenentwicklung führte zu einem gestiegenen Sicherheitsbedürfnis unserer Privatanleger. Als Marktführer in diesem Segment haben wir diesen Anforderungen durch die Auflage innovativer strukturierter Produkte mit Kapitalgarantie voll entsprochen. Auf besonders große Nachfrage stieß unsere HVB-8/1-Anleihe, deren attraktive Kuponverzinsung an die Entwicklung des EuroStoxx 50 gekoppelt ist. Auch die beiden Indexzertifikate Continental Star und Global Dividend Runner, die auf zwei von der HVB Group kreierten Indices aus dividendenstarken Aktien der Old Economy lauten, wurden in dem vorherrschenden Marktumfeld sehr positiv aufgenommen. Insgesamt konnten wir bei unseren deutschen Privatkunden strukturierte Produkte für mehr als 1 Mrd € platzieren.

www.hypovereinsbank.de/equilinx

AWARDS 2001 FÜR DIE HVB GROUP

- Beste Fixed-Income-Bank in Zentral- und Osteuropa.
- Beste Foreign-Exchange-Bank dieser Region.
- Bestes Equity-House in den aufstrebenden Märkten Europas.
- IFR-Award: Pfandbriefemittent des Jahres 2001.
- Beste Securitization-Transaktion des Jahres 2001.

ETABLIERUNG ALS EUROPÄISCHER MARKTFÜHRER IM INNOVATIVEN SEGMENT DER EXCHANGE-TRADED-FUNDS INNERHALB NUR EINES JAHRES

Über unsere Tochtergesellschaft INDEXCHANGE Investment AG, einem Joint Venture mit dem Unternehmensbereich Asset Management, haben wir unser strategisches Ziel, die Marktführerschaft im jungen Segment der Exchange-Traded-Funds (ETFs) zu erlangen, konsequent umgesetzt. ETFs sind Indexfonds, also Wertpapiere, die 1:1 den zugrunde liegenden Index abbilden und jederzeit über die Börse handelbar sind. Auf Grund unserer langjährigen Expertise in Indexprodukten sind wir die gestaltende Kraft in Europa bei der Entwicklung dieses rasch wachsenden Marktes. Innerhalb nur eines Jahres haben wir 17 Fonds auf verschiedene deutsche und europäische Indices aufgelegt und so Assets under Management von 1,5 Mrd € akquiriert. Der Marktanteil unserer ETFs gemessen am Börsenumsatz liegt bei weit über 50%. Besonders unser ETF auf den DAX, bei dem wir – wie auch beim Nemax 50 – weiterhin exklusiver Lizenznehmer der Deutschen Börse AG und somit der einzige Anbieter sind, erfreute sich besonderer Beliebtheit und zählte regelmäßig zu den zehn meistgehandelten Werten auf XETRA.

www.
indexchange.de

ALTERNATIVE INVESTMENT-PRODUKTE ERSTMALS AUCH FÜR PRIVATKUNDEN AUFGELEGT

Vor dem Hintergrund stark schwankender Aktienmärkte wuchs auch bei den Privatanlegern der Wunsch nach Anlagemöglichkeiten in Total-Return-Produkten, die sich nicht wie klassische Investments an einer Benchmark orientieren, sondern einen absoluten Ertrag – unabhängig von der Marktentwicklung – anstreben. Mit HVB Value Vision I und II haben wir erstmals Total-Return-Produkte für Privatanleger aufgelegt. Die Besonderheit lag darin, dass beide Geldanlagen als Erste ihrer Art auch mit Kapitalgarantie gezeichnet werden konnten. So erreichten wir ein Absatzvolumen von 400 Mio €. Um die Ertragschancen des Wachstumsmarktes konsequent zu nutzen, werden wir dieses zukunftsträchtige Produktsegment weiter ausbauen.

TREND ZU PRIVATE EQUITY

Um unseren institutionellen Kunden auch die Renditechancen eines Private-Equity-Investments bei höchstmöglicher Diversifikation des Risikos zu bieten, haben wir mit der amerikanischen Investmentgesellschaft Frank Russell das Joint Venture »HVB-Russell« gegründet. Zunächst wurden drei Private-Equity-Funds-of-Funds für institutionelle Investoren mit europäischem, amerikanischem und globalem Investmentfokus aufgelegt. Damit kombinieren wir die hervorragende Expertise von Russell in diesem Marktsegment mit dem Kundenzugang und der Vertriebskraft der HVB Group.

STÄRKE IN TRADITIONELLEN MARKTSEGMENTEN

Unser großes Engagement in europäischen Benchmark-Bonds – hier zählen wir zu den größten Market Makern sowohl im Pfandbrief- wie auch im Staatsanleihenmarkt – hat uns den Weg zu neuen Märkten eröffnet. Zum ersten Mal wurden wir zur Begebung einer 5-Mrd-Euro-Benchmark-Anleihe von Freddie Mac, einem der größten amerikanischen Hypothekenfinanzierer, eingeladen. Dieser Bond konnte erfolgreich bei Anlegern im In-und Ausland platziert werden.

Über die Einführung unserer elektronischen Handelsplattform und die Verknüpfung mit den Plattformen von MTS, Bloomberg und Eurex Bonds decken wir nun die gesamte Prozesskette vom Handel bis hin zum automatisierten Abwicklungsprozess im Bondhandel ab und erreichen eine deutlich höhere Marktpräsenz.

HYPOVEREINSBANK MIT DEM IFR-AWARD ALS PFANDBRIEFEMITTENT DES JAHRES AUSGEZEICHNET

Durch die Verleihung des IFR-Awards wurde die führende Rolle der HypoVereinsbank bei der Entwicklung des europäischen Pfandbriefmarktes und insbesondere die professionelle Emissionspolitik gewürdigt. Mit der Platzierung des Global Pfandbriefs Nr. 3 über 2 Mrd € sind wir dem hohen Interesse der internationalen Investoren an dieser Asset-Klasse nachgekommen und haben erneut unsere weltweite Platzierungskraft unter Beweis gestellt. Auch im kommenden Geschäftsjahr werden wir dem Trend zu großvolumigen internationalen Emissionen Rechnung tragen.

Im Segment der Jumbo-Pfandbriefe ist die HVB Group mit einem ausstehenden Volumen von 66 Mrd € weiterhin der größte Emittent.

Als weltweit viertgrößter Marktteilnehmer – gemessen am gesamten Neuemissionsvolumen – gehören wir auf internationaler Ebene wegen unserer hohen Platzierungskraft und unserer anerkannten Produktexpertise auch bei Pfandbriefemissionen für Dritte zu den führenden Instituten.

AUSBAU DES KONZERNWEITEN LIQUIDITÄTS- UND FUNDING-MANAGEMENTS

Die Optimierung unseres Kapitalmarktauftritts sowie die effiziente Nutzung aller Liquiditäts-Flows innerhalb der HVB Group wurden konsequent vorangetrieben. Unsere konzernweite Emissionspolitik wird in einem Group-Funding-Committee abgestimmt und koordiniert.

Parallel dazu bauen wir innerhalb unseres Group-Funding-Managements die effiziente Allokation langfristiger Refinanzierungsmittel im Konzern weiter aus.

Der Pfandbrief bleibt weiterhin unser wichtigstes langfristiges Refinanzierungsinstrument. Durch den disziplinierten, abgestimmten Marktauftritt der zur HVB Group gehörenden Pfandbrief emittierenden Institute und die hervorragende Bonität unserer Pfandbriefe konnten wir unseren Refinanzierungsbedarf bei vergleichsweise geringer Spreadausweitung decken.

In Zusammenarbeit mit dem Unternehmensbereich Privat- und Geschäftskunden haben wir mit der Platzierung der Perent-Anleihe über 1,25 Mrd € bei unseren Privatkunden die Stärke des Vertriebsapparates der HVB Group optimal genutzt. Dabei handelt es sich um eine nachrangige Anleihe, die der Bank die Möglichkeit einer kosteneffizienten Aufnahme von Kernkapital ohne Eigenkapital verwässernde Effekte bietet. Unsere Kunden profitieren von der überdurchschnittlichen Verzinsung. Es handelt sich hierbei nicht nur um die bisher größte Kernkapitaltransaktion in Euro, sondern gleichzeitig um die größte Anleihe, die jemals bei deutschen Privatanlegern platziert werden konnte.

SECURITIZATION ALS KERNINSTRUMENT EINES MODERNEN BILANZMANAGEMENTS

Verbriefung von Teilen unseres Kreditportfolios und Nutzung strukturierter Kreditderivate sind zentraler Bestandteil unserer modernen Credit Treasury. Die effiziente Organisation der gesamten Wertschöpfungskette – von der Übernahme von Risiken über deren Management bis hin zum Transfer an den Kapitalmarkt – sichert unsere führende Position im Wettbewerb. Um eine effiziente Steuerung aller Securitization-Aktivitäten der HVB Group zu gewährleisten, haben wir die weltweite Managementverantwortung in unserem Kompetenzzentrum in New York gebündelt.

Im Zuge eines aktiven Bilanzmanagements wurde im vergangenen Geschäftsjahr ein Volumen von knapp 10 Mrd € unseres Kreditportfolios verbrieft und somit die Eigenkapitalallokation weiter optimiert.

BRANCHENUMFELD

- Starke Kursrückgänge an den internationalen Aktienmärkten vor dem Hintergrund einer weltweiten wirtschaftlichen Abkühlung und als Folge der Anschläge des 11. September.
- Unterjährige Kursgewinne an den Anleihemärkten durch scharfen Renditeanstieg in den letzten zwei Monaten des vergangenen Jahres wieder aufgezehrt; Zentralbanken mit massiven Leitzinssenkungen aktiv.
- Euro im Vorfeld der Bargeldeinführung stabil gegen den US-Dollar; zentral- und osteuropäische Währungen – mit Ausnahme des polnischen Zloty – zeigen sich immun gegen die Argentinien-Krise und werden durch Privatisierungszuflüsse aus dem Ausland gestützt.
- Hohe Emissionstätigkeit von Unternehmensanleihen nur kurzzeitig im dritten Quartal abgeschwächt.

Unsere intensive Zusammenarbeit mit der Kreditanstalt für Wiederaufbau haben wir im vergangenen Jahr gefestigt und unter dem gemeinsamen »Provide«-Programm Wohnungsbauhypothekenkredite im Volumen von 1 Mrd € verbrieft. Eine weitere bedeutende europäische Securitization-Transaktion war Geldilux 2001-1 in Höhe von 1,5 Mrd €. Es handelte sich dabei bereits um die dritte Emission unseres Geldilux-Programms, das sich damit als Benchmark-Produkt im europäischen Markt etabliert hat. Unsere weltweite Expertise wird durch die Verleihung des Preises »Beste Securitization-Transaktion des Jahres 2001« für die erste Asset-Backed-Securities-Transaktion in Singapur dokumentiert, die von internationalen Ratingagenturen bewertet wurde.

In Europa hat sich der Markt für Asset-Backed- und Mortgage-Backed-Securities sowohl auf der Kapitalangebots- wie auch auf der -nachfrageseite kontinuierlich weiterentwickelt. Investoren schätzen die Möglichkeit der innovativen Asset-Klasse zur Renditeoptimierung und breiteren Diversifikation ihrer Risiken. Vor allem Großunternehmen nutzen dieses moderne Instrument als Alternative zu den traditionellen Finanzierungsmöglichkeiten. In der HVB Group erschließen wir dieses Geschäftspotenzial konsequent. In speziell auf die Bedürfnisse unserer Kunden zugeschnittenen Transaktionen konnten wir für Dritte ein Volumen von etwa 5 Mrd € verbriefen.

FREMDKAPITALFINANZIERUNG ÜBER CORPORATE-BONDS WEITERHIN MIT HOHEM WACHSTUMSPOTENZIAL

Vor dem Hintergrund der schwieriger werdenden Eigenkapitalaufnahme am Kapitalmarkt durch die Emission von Aktien und einer restriktiveren Kreditvergabepolitik der Banken war die direkte Fremdkapitalfinanzierung der Unternehmen am internationalen Kapitalmarkt trotz einer zu beobachteten Spread-Ausweitung unverändert rege. Telekommunikations- und Automobilkonzerne gehörten vergangenes Jahr zu den größten Emittenten.

Auf Grund unserer hohen Platzierungskraft und unserer besonderen Expertise für die Märkte Zentral- und Osteuropas war die HypoVereinsbank Co-Lead-Manager bei zwei parallel begebenen Anleihen der Deutschen Telekom über insgesamt 8 Mrd € und Lead-Manager für die erste von DaimlerChrysler North America Holding begebene Floating-Rate-Note in Slowakischen Kronen.

Die hervorragende Kooperation innerhalb unseres internen Joint Venture mit dem Unternehmensbereich Firmenkundengeschäft wurde auch im vergangenen Geschäftsjahr wieder unter Beweis gestellt. Im Rahmen der Strukturierung der bisher größten kontinentaleuropäischen Leveraged-Buy-Out-Transaktion für den Industriegasproduzenten Messer Griesheim war die HypoVereinsbank als Joint-Lead-Manager an der Platzierung einer High-Yield-Anleihe über 550 Mio € im Rahmen des Gesamtfinanzierungspakets beteiligt. Auch die Platzierung der ersten kontinentaleuropäischen Projektfinanzierungsanleihe für die portugiesische Autobahngesellschaft Algarve International mit einem Volumen von 126,5 Mio € als Joint-Lead-Manager dokumentiert den Erfolg der engen Zusammenarbeit von Firmenkunden- und Kapitalmarktgeschäft.

AUSBLICK: INTEGRATION VON INTERNATIONAL MARKETS IN DAS NEUE GLOBALE GESCHÄFTSFELD HVB CORPORATES & MARKETS

In dem neuen globalen Geschäftsfeld HVB Corporates & Markets haben wir seit Januar 2002 die gesamten Konzernressourcen der HVB Group im Kapitalmarktgeschäft und das Kundengeschäft mit Multinationals und kapitalmarktfähigen Mittelstandsunternehmen aus dem früheren Unternehmensbereich Firmenkundengeschäft in einer Einheit zusammengefasst. So verbinden wir unseren erfolgreichen Relationship-Ansatz im Kundengeschäft mit weltweitem Execution-Management. Mit seiner globalen Produktkompetenz ist HVB Corporates & Markets gleichzeitig Produktentwickler und Serviceanbieter für die Bank der Regionen.

Durch die Bündelung der Kompetenzen aller Konzerneinheiten in einem einheitlich auftretenden globalen Geschäftsfeld werden wir unsere fokussierte Marktstellung im Kapitalmarkt weiter ausbauen. Unseren Kunden bieten wir so ein deutlich verbessertes Leistungsprofil und damit Mehrwert, während unsere Aktionäre von der effizienten Ausschöpfung des Ertragspotenzials dieser Kundenbeziehungen profitieren werden.

Asset Management

- Ergebnis vor Steuern 374 Mio €.
- Meilenstein zur Neuordnung der Gesellschaften: Integration der Spezial- und Publikumsfondsgesellschaften der HVB Asset Management GmbH unter der erfolgreichen Marke Activest abgeschlossen.
- Nach Verkauf von Foreign & Colonial wurde das Fondsmanagement der Activest-Gruppe weiter ausgebaut und ein stringenter Investmentprozess etabliert.
- Performance der Produkte konnte auch vor dem Hintergrund einer schwierigen Kapitalmarktlage im Wettbewerbsvergleich verbessert werden.
- Marktstellung hat sich 2001 mit 97,5 Mrd € Assets under Management weitgehend stabilisiert.
- Vertriebsdynamik im Publikumsfondsgeschäft nimmt mit unabhängigen Drittvertriebs-Partnern deutlich zu: Erstmals wurde hier mehr als die Hälfte des abgesetzten Volumens akquiriert.
- Verkauf von Foreign & Colonial mit hohem Buchgewinn.

WICHTIGE GRUNDSTEINE FÜR EIN INTEGRIERTES ASSET MANAGEMENT DER HVB GROUP GELEGT

INTEGRIERTER ASSET MANAGER DER HVB GROUP

Mit dem 2001 vollzogenen Abschluss der Integration von Spezial- und Publikumsfondsgesellschaften unter der erfolgreichen Marke Activest hat die HypoVereinsbank einen ersten großen Schritt getan, um sich auf den Wachstumsmarkt Asset-Management einzustellen. Die Activest Institutional Investmentgesellschaft mbH (vormals allfonds-BKG), die Activest Investmentgesellschaften München und Luxemburg sowie die Activest GmbH Marketing und Vertrieb (vormals allfonds-BKG Management) bieten umfassende Produkt- und Servicelösungen rund um das Thema Vermögensaufbau und Zukunftsvorsorge auf der Basis von Investmentfonds an. Durch die enge Verzahnung der Gesellschaften und die durchgängige funktionale Steuerung werden die Vertriebspotenziale aller Geschäftsfelder des Asset-Management optimal ausgeschöpft.

www.
activest.de

ACTIVEST ALS MARKE FEST VERANKERT

Nach dem erfolgreichen Launch der Marke Activest mit einer innovativen Kampagne konnte der Anfangserfolg weiter ausgebaut werden. Activest belegt seitdem bei der Bekanntheit in der Gesamtbevölkerung den dritten Platz unter den Fondsgesellschaften. Besonders erfreulich ist, dass bereits jeder zweite Fondsbesitzer oder -interessierte Activest kennt. Mit dem Slogan »Ein schönes Leben noch« wurde sogar der erfolgreichste Claim der Branche lanciert.

VORREITERROLLE IN DER BETRIEBLICHEN ALTERSVORSORGE

Die Pension Consult GmbH ist der spezialisierte Berater für die betriebliche Altersvorsorge. Mit dem Zeitwertpapier wurde eine zukunftsweisende Produktinnovation umgesetzt, die es Unternehmen gestattet, auf einfache Weise ihren Mitarbeitern flexible Arbeitszeitmodelle anzubieten. 2001 bestätigte Pension Consult mit dem ersten deutschen Branchen-Pensionsfond, der in Kooperation mit den Tarifpartnern Bundesarbeitgeberverband Chemie (BAVC) und IG Bergbau, Chemie, Energie (IGBCE) aufgelegt wurde, seine Vorreiterrolle in dem dynamischen Wachstumsmarkt der betrieblichen Altersvorsorge.

ERFOLGSRECHNUNG

in Mio €	2001	Pro-forma 2000
Operative Erträge	**603**	**375**
Kreditrisikovorsorge	—	—
Verwaltungsaufwand	206	277
Betriebsergebnis	**397**	**98**
Ergebnis vor Steuern	**374**	**71**
Kernkapitalallokation	9	6
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwillabschreibungen) in %	—	—
Cost-Income-Ratio in %	34,2	73,9
Mitarbeiteranzahl	927	1 226

ACTIVEST ALS EINER DER ERSTEN ANBIETER »RIESTER«-ZERTIFIZIERT

Für die private Altersvorsorge bietet die Activest Gruppe performancestarke Lösungen an, die es dem Kunden ermöglichen, auf seinen individuellen Bedarf abgestimmt Vorsorge für die Zukunft zu treffen. Speziell für die staatlich geförderte Altersvorsorge bietet Activest einen zertifizierten Fondssparplan mit überwiegendem Aktienfondsanteil und damit hohen Performancechancen.

FÜHREND IN DER ABWICKLUNG VON FONDSDEPOTS

Auch bei der Fondsdepotführung mit der FSB Fonds-ServiceBank, einem Joint Venture des HVB Asset Management mit der MEAG Asset Management, setzen wir neue Maßstäbe. Durch diese Kooperation können Skaleneffekte optimal genutzt und Systeme konsequent weiterentwickelt werden. So bietet die Fonds-ServiceBank ab Anfang 2002 mit dem eDepot ein online- und fremdfondsfähiges Depot an, das unter den Systemen der deutschen Fondsgesellschaften führend ist. Außerdem ist das Depot mit dem Kundensystem der HypoVereinsbank vernetzt, sodass jeder Betreuer über das HypoVereinsbank-System einen direkten Zugriff auf die Depots seiner Kunden bei Activest hat.

ZIELGERICHTETER BEITRAG ZU FORSCHUNG UND ENTWICKLUNG

Mit der RiskLab GmbH verfügt das HVB Asset Management über ein hochspezialisiertes Forschungs- und Beratungsinstitut zur Analyse und Steuerung von Finanzrisiken. Außerdem entwickelte RiskLab maßgeschneiderte Investmentkonzepte zur strategischen und taktischen Asset-Allokation. Diese Kompetenz wurde 2001 bei der Entwicklung von Produkten für die kapitalgedeckte Altersvorsorge intensiv genutzt. Durch einen engen Kooperationsverbund mit Softwareanbietern, Investment Consultants, Universitäten und Forschungseinrichtungen kann RiskLab seinen Kunden integrierte Lösungen bieten.

ACTIVEST IM HEIMATMARKT DEUTSCHLAND: ERFOLGREICHER AUSBAU DES DRITTVERTRIEBS

Insgesamt setzte die Activest Gruppe mehr als 1,6 Mrd € ab. Davon entfielen knapp 1,2 Mrd € auf Publikumsfonds und 440 Mio € auf Spezialfonds.

Die Activest schaffte mit dem Aufbau des Drittvertriebs und der Gründung der FSB FondsServiceBank die nötigen Voraussetzungen zur Etablierung eines konzernunabhängigen Drittvertriebs. 2001 konnte bereits mehr als die Hälfte des Nettomittelaufkommens konzernextern generiert werden. Mit dem im Jahre 2001 neu gestarteten internationalen Vertrieb hat die Activest Gruppe einen sehr guten Anfangserfolg erzielt.

AMG, CAPITAL INVEST UND RINGTURM ERFOLGREICH IN ÖSTERREICH

Das österreichische Kompetenzfeld Asset Management umfasst im Wesentlichen die Tätigkeit von AMG, Capitalinvest und Ringturm. Zum Jahresende 2001 hatte die Capital Invest einen Marktanteil von 17,4% bzw. ein Fondsvolumen von 15,3 Mrd €. Trotz der insgesamt sehr schwierigen Entwicklung des Investmentfondsgeschäftes im Jahr 2001 hat die Capital Invest ihre Marktposition gehalten: bei den Publikumsfonds an dritter Stelle, bei den Großanlegerfonds an zweiter Stelle. Die AMG, die Vermögensverwaltungsgesellschaft der Bank Austria Creditanstalt-Gruppe, stand 2001 im Zeichen

ASSET MANAGEMENT (ASM) PEILT WEITERES WACHSTUM IN EUROPA AN


Marktanteilgewinne,
Expansion und Qualitätssicherung
Qualitäts-
offensive
Service-
offensive
Produkt-
offensive
Vertriebsoffensive
Deutschland
Vertriebsoffensive
Europa
Etablierung eines
ganzheitlichen ASM

anhaltenden Wachstums. In einem von starkem Wettbewerb geprägten Umfeld und unter generell sehr schwierigen Marktbedingungen konnte die Marktposition der Gesellschaft weiter gestärkt werden: Das von der AMG verwaltete Volumen betrug per Jahresultimo 2,1 Mrd €.

INNOVATIVE PRODUKTKONZEPTE

Mit dem Activest Lux GenerationWorld, dem Activest Lux GlobalChoice und drei neuen Kapitalschutzfonds haben wir die Produktpalette entlang der Expertise bei Themen- und Kapitalschutzfonds weiter ausgebaut. Per Ende 2001 konnte mit diesen Fonds ein Nettomittelaufkommen von über 1,7 Mrd € generiert werden. Der Activest-Nasdaq-100-Fonds, mit einem Nettomittelaufkommen von 178 Mio € 2001, rundet die Palette der Indexfonds ab, bei denen die Activest Gruppe in Deutschland Marktführer ist. Darüber hinaus führte die Repositionierung des Activest Euro Geldmarkt Plus zu einem überragenden Vertriebserfolg.

Auch NORDINVEST konnte sich 2001 in dem schwierigen Marktumfeld erfolgreich behaupten. So wurde das Ergebnis des Rekordjahres 2000 nur um 2% verfehlt. Neben einer sehr effizienten Kostenstruktur hat auch die starke Position im Fondsdepotgeschäft, das mit Einsatz unserer B2B-Plattform 2002 gerade im konzernunabhängigen Drittvertrieb eine weitere Stärkung erfahren wird, dazu beigetragen. Der Absatzerfolg unserer Dachfondsfamilie NORDPRIMUS, mit der wir in diesem Segment einen hohen Marktanteil erringen konnten, liegt weit über unserem üblichen Anteil im Publikumsfondsgeschäft. Unsere Führungsposition bei innovativen Produktkonzeptionen haben wir erfolgreich behaupten können: Mit dem Knowledge One Fonds-NORDINVEST präsentieren wir den weltweit ersten Fonds in der Zukunftsindustrie »Wissensmanagement«.

IND^{EX}CHANGE INVESTMENT AG – »INDICES WIE AKTIEN HANDELN«

Exchange-Traded-Funds sind passiv gemanagte Aktienfonds, welche die Vorzüge von Indexfonds und Aktien verknüpfen, die jeweiligen Nachteile jedoch aussparen. Die nahezu exakte Abbildung der Indices und das hohe Maß an Transparenz machen Exchange-Traded-Funds zu idealen Anlageinstrumenten markt- bzw. branchenorientierter Anleger. Weitere strategische Wettbewerbsvorteile der IND^{EX}CHANGE-Fonds sind neben der hohen Liquidität als Folge des Börsenhandels auch der geringe Gebührenaufwand und der enge Bid/Ask-Spread (Kauf-/Verkaufsspanne) an den entsprechenden Aktienmärkten. Dadurch kommen sowohl institutionelle als auch private Kunden voll auf ihre Kosten.

BRANCHENUMFELD

- Aufbau eines kapitalgedeckten Rentensystems in Deutschland stärkt langfristig den Vertrieb von Asset-Management-Produkten.
- Anlage in Fondskonzepte gewinnt gegenüber der Anlage in Einzeltitel auf Grund effizienter Risikoverteilung deutlich an Attraktivität.
- Im Publikumsfondsbereich wird die Marke zum entscheidenden Wettbewerbsfaktor und erfordert entsprechende Investitionen und Markenpflege.
- Bei der Vermittlung von Spezialfonds zwischen Asset-Manager und institutionellem Anleger gewinnen Consultants immer mehr an Bedeutung und stellen damit ein eigenes hocheffizientes Vertriebssegment dar.
- Gesamtes Fondsvermögen in Deutschland belief sich auf 918 Mrd € im Jahr 2001 mit mehr als 7720 Fonds, davon sind etwa 2220 Publikumsfonds.

Als erster deutscher Anbieter von Exchange-Traded-Funds ist unsere Tochtergesellschaft IND^{EX}CHANGE Investment AG nicht nur Vorreiter im Segment der börsengehandelten Indexfonds, sondern auch Spezialist für präzises Indextracking. Nach Gründung am 23. Oktober 2000 konnte die IND^{EX}CHANGE Investment AG den Erwartungen für das Geschäftsjahr 2001 voll gerecht werden. 2001 überschritt die IND^{EX}CHANGE Investment AG mit ihren 17 Fonds erstmals die Marke von 1,5 Mrd € Assets under Management und konnte somit unter den bundesdeutschen Kapitalanlagegesellschaften einen der höchsten Nettomittelzuflüsse generieren.

ACTIVEST FÜHREND BEIM THEMA WEB-TECHNOLOGIE IM ASSET-MANAGEMENT

Im Rahmen eines umfassenden Projekts hat Activest zusammen mit der FSB FondsServiceBank eine webbasierende, modulare Plattform entwickelt und umgesetzt, die automatisiert Geschäftsprozesse online abbilden kann und Informationen »rund um das Asset Management« verschiedenen Nutzergruppen bedürfnisgerecht zur Verfügung stellt. Dass dieses fremdfondsfähige »eDepot« führend in der deutschen Systemlandschaft der Asset-Management-Gesellschaften ist, beweist die Entscheidung einer Reihe von führenden Marktteilnehmern, dieses Depot für den eigenen Vertrieb zu nutzen.

AUF- UND AUSBAU DES STRATEGISCHEN KOOPERATIONSPORTFOLIOS

Activest setzt bei der Markterschließung neben den klassischen Partnerschaften mit Finanzdienstleistern auf innovative Konzepte und Kooperationen. So konnte Activest beispielsweise 2001 als erste große deutsche Kapitalanlagegesellschaft eine Kooperation mit Lufthansa Miles & More abschließen. Die Zielgruppe des führenden Vielfliegerprogramms passt optimal zur Zielgruppe für Investmentfonds. Mit dieser strategischen Allianz stehen Activest lukrative Prämienmeilen und eine Reihe von innovativen Kommunikations- und Kooperationsmöglichkeiten zur Verfügung, mit denen der Absatz weiter forciert werden kann.

AUSBLICK: VERTRIEBSKRAFT WIRD WEITER AUSGEBAUT

Der Unternehmensbereich Asset Management wird weiter an Bedeutung für die HVB Group gewinnen. Am deutschen Markt wird im Zeichen der Rentenreform und der zunehmenden Aktienkultur der Trend zur Anlage in Investmentfonds noch deutlich zulegen. Auch in Europa wird die Nachfrage nach Publikumsfonds weiter steigen. In den Kernmärkten Deutschland, Österreich und Zentral-/Osteuropa sind wir bereits fest im Markt etabliert und werden unsere Marktstellung weiter ausbauen können. Derzeit schaffen wir mit neuen, internationalen Strukturen im ASM die Voraussetzungen, dieses Kompetenzfeld der HVB Group im europäischen Markt neu auszurichten. Durch die in Teilen bereits umgesetzte Neuordnung sind wir sehr gut für den Markt aufgestellt und erwarten deutlich steigende Erträge.

Als entscheidende Erfolgsfaktoren sehen wir dabei eine Top-Performance der Fonds, eine hochwertige und eigenständige Markenpolitik, eine Stärkung der Vertriebskraft, eine absolute Serviceorientierung und eine schlanke Kostenstruktur an.

Deshalb steht 2002 neben der weiteren Verbesserung der Qualität, des Services und der Produkte sowie einer gezielten Vertriebsoffensive die Etablierung eines ganzheitlichen Geschäftsfeldes auf der Agenda.

Zukünftig wird dem Bedürfnis nach professioneller Vermögensverwaltung im gehobenen Privatkundensegment dadurch Rechnung getragen, dass die Private Banking Einheiten sowie Privatbanken zur Bündelung von Knowhow und zur Kostenreduzierung mit den Produktionseinheiten im Geschäftsfeld HVB Wealth Management zusammengefasst werden.

Darüber hinaus wird das Asset Management 2002 seine fremdfondsfähige Informations- und Abwicklungsplattform für ausgewählte Vertriebspartner weiter ausbauen, um seine Kernkompetenzen für große Vertriebsorganisationen bereitstellen zu können.

Mit der Erhöhung der Depotstückzahlen durch Anbindung von Vertriebsorganisationen, die Sicherstellung der Clearing- und Abwicklungsprozesse für Fremdfondsverwaltung in den Fondsdepots, die konsequente Automatisierung bestehender Abwicklungsprozesse und die Maximierung der Online-Quote werden wir die Kosten bei der Fondsdepotabwicklung rapide senken können.

WICHTIGE UNTERNEHMEN DER HVB GROUP

GESCHÄFTSFELDER DER BANK DER REGIONEN

DEUTSCHLAND

Bayerische Hypo- und Vereinsbank AG, München
Eigenkapital: TEUR 24 539 061

HVB Banque Luxembourg S. A., Luxemburg
Eigenkapital: TEUR 961 060
Kapitalanteil: 100,0%

Vereins- und Westbank AG, Hamburg
Eigenkapital: TEUR 843 735
Kapitalanteil: 75,0%

Bankhaus Neelmeyer AG, Bremen
Eigenkapital: TEUR 43 984
Kapitalanteil: 100,0%

Bayerische Immobilien-Leasing Gruppe, München
Eigenkapital: TEUR 11 823*
Kapitalanteil: 100,0%

DAB Bank AG, München
Eigenkapital: TEUR 138 093
Kapitalanteil: 65,2%

Hanseatische Leasing GmbH, Hamburg
Eigenkapital: TEUR 11 426
Kapitalanteil: 100,0%

norisbank AG, Nürnberg
Eigenkapital: TEUR 139 505
Kapitalanteil: 100,0%

PlanetHome AG, München
Eigenkapital: TEUR 27 813
Kapitalanteil: 90,8%

Vereinsbank Victoria Bauspar Aktiengesellschaft, München
Eigenkapital: TEUR 62 418
Kapitalanteil: 70,0%

* (Teil-)Konzernzahlen

ÖSTERREICH/CEE

Bank Austria AG, Wien
Eigenkapital: TEUR 5 141 037
Kapitalanteil: <100,0%

Bank Austria Creditanstalt d. d., Ljubljana
Eigenkapital: TSIT 55 225
Kapitalanteil: 99,54%

Bank Austria Creditanstalt Leasing GmbH, Wien
Eigenkapital: TEUR 140 702*
Kapitalanteil: <100,0%

Bank Przemyslowo-Handlowy PBK S. A., Krakau
Eigenkapital: TPLN 4 965 234
Kapitalanteil: 71,0%

Creditanstalt AG, Wien
Eigenkapital: TEUR 1 782 614
Kapitalanteil: 100,0%

HVB Bank Bulgaria EAD, Sofia
Kapitalanteil: 100,0%
Gründung 2001

HVB Bank Croatia d. d., Zagreb
Eigenkapital: THRK 336 034
Kapitalanteil: 80,0%

HVB Bank Czech Republic a. s., Prag
Eigenkapital: TCZK 11 832 163
Kapitalanteil: 99,5%

HVB Bank Hungary Rt., Budapest
Eigenkapital: THUF 54 734 704
Kapitalanteil: 100,0%

HVB Bank Romania S. A., Bukarest
Eigenkapital: TROL 621 773 101
Kapitalanteil: 100,0%

HVB Bank Slovakia a. s., Bratislava
Eigenkapital: TSKK 5 011 840
Kapitalanteil: 100,0%

HVB Bank Yugoslavia A. D., Belgrad
Kapitalanteil: 99,0%
Gründung 2001

Die vollständige Anteilsbesitzliste wird in einem gesonderten Band veröffentlicht und kann auch unter unserer Internetadresse abgerufen werden:

GLOBALE GESCHÄFTSFELDER

HVB REAL ESTATE

Bayerische Hypo- und Vereinsbank AG, München
Eigenkapital: TEUR 24 539 061

Vereins- und Westbank AG, Hamburg
Eigenkapital: TEUR 843 735
Kapitalanteil: 75,0%

H. F. S. Hypo-Fondsbeteiligungen für Sachwerte GmbH, München
Eigenkapital: TEUR 5501
Kapitalanteil: 100,0%

HVB Real Estate Bank AG, München
Eigenkapital: TEUR 1 210 911
Kapitalanteil: 73,4%

Internationales Immobilien Institut GmbH, München
Eigenkapital: TEUR 8100
Kapitalanteil: 94,0%

Westfälische Hypothekenbank AG, Dortmund
Eigenkapital: TEUR 397 128
Kapitalanteil: 75,0%

Württembergische Hypothekenbank AG, Stuttgart
Eigenkapital: TEUR 379 170
Kapitalanteil: 75,9%

Banco Popular Hipotecario S. A., Madrid
Eigenkapital: TEUR 116 543
Kapitalanteil: 50,0%

HVB Real Estate Capital France S. A., Paris
Eigenkapital: TEUR 22 997
Kapitalanteil: 100,0%

HVB Real Estate Capital Italia S.p.A., Mailand
Eigenkapital: TEUR 5305
Kapitalanteil: 100,0%

HVB Real Estate Capital Ltd., London
Eigenkapital: TGBP 13 822*
Kapitalanteil: 100,0%

FGH Bank N.V., Utrecht
Eigenkapital: TEUR 345 097
Kapitalanteil: 99,9%

Pfandbrief Bank International S. A., Luxemburg
Eigenkapital: TEUR 62 825
Kapitalanteil: 100,0%

HVB CORPORATES & MARKETS

Bayerische Hypo- und Vereinsbank AG, München
Eigenkapital: TEUR 24 539 061

Bank Austria AG, Wien
Eigenkapital: TEUR 5 141 037
Kapitalanteil: <100,0%

HVB Banque Luxembourg S. A., Luxemburg
Eigenkapital: TEUR 961 060
Kapitalanteil: 100,0%

Vereins- und Westbank AG, Hamburg
Eigenkapital: TEUR 843 735
Kapitalanteil: 75,0%

BC Pensionsfonds Entwicklungs AG, München
Eigenkapital: TEUR 50
Kapitalanteil: 100,0%

HVB Pensionsfonds Entwicklungs AG, München
Eigenkapital: TEUR 50
Kapitalanteil: 100,0%

CAIB Corporate Finance Beratungs GmbH, Wien
Eigenkapital: TEUR 7813
Kapitalanteil: 100,0%

HVB Bank Ireland, Dublin
Eigenkapital: TEUR 511 330
Kapitalanteil: 100,0%

HVB Capital Asia Ltd., Hongkong
Eigenkapital: TJPY 12 714 750
Kapitalanteil: 100,0%

HVB Risk Management Products Inc., New York
Eigenkapital: TUSD 47 807
Kapitalanteil: 100,0%

HVB Singapore Limited, Singapur
Eigenkapital: TUSD 7907
Kapitalanteil: 100,0%

HVB Structured Finance Inc., New York
Eigenkapital: TUSD 11 064
Kapitalanteil: 100,0%

International Moscow Bank, Moskau
Eigenkapital: TUSD 142 709
Kapitalanteil: 43,2%

JSCB Bank Austria Creditanstalt Ukraine, Kiev
Eigenkapital: TUAH 21 160
Kapitalanteil: 89,1%

Schoeller Capital Management AG, Wien
Eigenkapital: TEUR 6991
Kapitalanteil: 100,0%

HVB WEALTH MANAGEMENT

Bayerische Hypo- und Vereinsbank AG, München
Eigenkapital: TEUR 24 539 061

Bank Austria AG, Wien
Eigenkapital: TEUR 5 141 037
Kapitalanteil: <100,0%

Vereins- und Westbank AG, Hamburg
Eigenkapital: TEUR 843 735
Kapitalanteil: 75,0%

Activest GmbH Marketing und Vertrieb, München
Eigenkapital: TEUR 663
Kapitalanteil: 100,0%

Activest Institutional Investmentgesellschaft mbH, München
Eigenkapital: TEUR 8962
Kapitalanteil: 100,0%

Activest Investmentgesellschaft mbH, Unterföhring
Eigenkapital: TEUR 5131
Kapitalanteil: 100,0%

Bankhaus Gebrüder Bethmann, Frankfurt/Main
Eigenkapital: TEUR 38 606
Kapitalanteil: 100,0%

Bankhaus Maffei & Co. KGaA, München
Eigenkapital: TEUR 17 300
Kapitalanteil: 100,0%

FSB Fonds Service Bank GmbH, Unterhaching
Eigenkapital: TEUR 7201
Kapitalanteil: 50,0%

IND^{EX}CHANGE Investment AG, München
Eigenkapital: TEUR 11 866
Kapitalanteil: 95,1%

Nordinvest Norddeutsche Investmentgesellschaft mbH, Hamburg
Eigenkapital: TEUR 19 355
Kapitalanteil: 100,0%

Activest Investmentgesellschaft Luxembourg S. A., Luxemburg
Eigenkapital: TEUR 23 732
Kapitalanteil: 100,0%

Asset Management AG, Wien
Eigenkapital: TEUR 7493
Kapitalanteil: 100,0%

Banco Inversión S. A., Madrid
Eigenkapital: TEUR 30 803*
Kapitalanteil: 100,0%

Bankprivat AG, Wien
Eigenkapital: TEUR 11 776
Kapitalanteil: 100,0%

Bank von Ernst & Cie. AG, Bern
Eigenkapital: TCHF 168 375
Kapitalanteil: 100,0%

Capitalinvest GmbH, Wien
Eigenkapital: TEUR 4417
Kapitalanteil: 100,0%

SKWB Schoellerbank Aktiengesellschaft, Wien
Eigenkapital: TEUR 133 576
Kapitalanteil: <100,0%

Unsere Mitarbeiter

- Erfolgreiches Personalmarketing setzt auf Authentizität statt Entertainment.
- Vergütungsstruktur stärker marktorientiert mit höherer Leistungskomponente.
- Sozialverträglicher Stellenabbau durch flexible Kapazitätssteuerung.

FLEXIBILITÄT UND MOBILITÄT IM ZEICHEN GROSSER HERAUSFORDERUNGEN

NEUSTRUKTURIERUNG DES KONZERNS FÜHRT ZU PERSONELLEN UMSCHICHTUNGEN

Für die Kreditwirtschaft und die Beschäftigten in diesem Sektor war 2001 ein Jahr der großen Belastungen. Der steigende Wettbewerbs- und Kostendruck im Zeichen einer Konjunkturflaute führte im Rahmen von Kapazitätsanpassungen zur Schließung von Filialen, zur Umstrukturierung des Geschäfts und zur Freisetzung von Mitarbeitern sowohl im Vertrieb als auch in den Zentralen. Bei der HVB Group kam eine Reihe von anspruchsvollen Aufgaben im Berichtsjahr hinzu. Die Integration der Bank Austria, die Umstrukturierung der Unternehmensbereiche Privatkunden und Firmenkunden, die Neugründung der HVB Real Estate Bank AG und die Ausgründung von HVB Systems, HVB Secur und der Immo AG gehörten zu den wichtigsten Projekten.

Im Berichtsjahr schlossen wir 183 Geschäftsstellen. Diese Filialschließungen sowie die Strukturoptimierung im In- und Ausland führten zu einem Personalreduzierungsprogramm, das den Abbau von 9100 Stellen bis zum Jahr 2004 vorsieht. Allein im Berichtsjahr reduzierten wir insgesamt rund 3600 Stellen, davon rund 1600 im Rahmen des Personalreduzierungsprogramms. Darüber hinaus haben wir im Vorgriff auf das Programm 2002 rund 500 weitere Stellen eingespart.

Stellenabbau in der HVB Group ist allerdings nicht immer gleich bedeutend mit Personalabbau. Wir nutzen alle Gestaltungspotenziale, um betriebsbedingte Kündigungen zu vermeiden. Dazu gehört die Fluktuation, die konzernweit bei ca. 13 Prozent im Berichtsjahr lag. Außerdem verfügten wir einen konzernweiten Einstellungsstopp im Frühjahr 2001, der bis zum Jahresende nicht aufgehoben wurde. Weiterhin förderten wir den Personaltransfer innerhalb des Konzerns. In diesem Zusammenhang erwarten wir ein hohes Maß an Flexibilität und Mobilität seitens unserer Mitarbeiter, unterstützen sie aber auch durch Qualifizierungsmaßnahmen.

FLEXIBILE KAPAZITÄTSSTEUERUNG DURCH TEILZEIT UND HVB TRANSFAIR

Ein wirksames Mittel zur Behebung des Personalüberhangs liegt in der Kapazitätssteuerung. Wie in den vergangenen Jahren verfügt die HVB Group über ein umfangreiches Portfolio von Zeitgestaltungsinstrumenten:

- Wir erhöhten die Teilzeitquote in der AG auf 18,5% (im Vorjahr: 16,8%). Auf Grund flexibler Arbeitszeitmodelle wie »Fit im Team« steigerten wir den Gestaltungsspielraum der einzelnen Einheiten.
- Auch bei der Altersteilzeit machten wir Fortschritte. Rund 850 Mitarbeiter nutzten unser Altersteilzeitmodell.
- Die Zahl der Tele-Arbeitsplätze erhöhte sich weiterhin im Berichtsjahr und diente zugleich der Förderung des familienfreundlichen Arbeitens.

Zu unseren innovativsten Steuerungsinstrumenten gehören unsere Gesellschaft HVB TransFair und unsere Personalvermittlung HVB Profil. TransFair hat die Aufgabe, den Einsatz von Mitarbeitern zu koordinieren, die auf Grund von Schließungen oder Umstrukturierungen neue Aufgaben übernehmen. Die Mitarbeiter werden in einer so genannten TaskForce integriert und hauptsächlich in zeitlich befristeten Projekten und zum Ausgleich von Kapazitätsschwankungen eingesetzt. Außerdem bietet TransFair den TaskForce-Mitgliedern zahlreiche Möglichkeiten der Weiterqualifizierung, sowohl innerhalb als auch außerhalb der Bank. Bisher sind insgesamt 883 Mitarbeiter in die TransFair übernommen worden. Davon konnten 83% weitervermittelt werden, 8% sind nach wie vor bei TransFair tätig. Nur 9% schieden aus der HVB Group aus.

www. hvbprofil.de

GEPLANTER STELLENABBAU IN DER HVB GROUP


2400
1800
1200
600
Dienstleistungsbereiche
Real Estate
Polen
Bank Austria
Privatkundengeschäft Deutschland

Flankierend zur TransFair gründeten wir im letzten Jahr die HVB Profil, die Personal innerhalb und außerhalb der Group vermittelt. Profil agiert am Markt zum einen als eine Leiharbeitsfirma, die unsere Mitarbeiter bei anderen Unternehmen einsetzt, zum anderen bietet sie unsere Personalmanagement-Expertise auch extern an.

SOZIALVERTRÄGLICHER STELLENABBAU

Umstrukturierungen werden in der HVB Group von unseren regionalen Personalberatern intensiv begleitet. Diese führten beispielsweise allein im Geschäftsbereich Sachsen, Thüringen, Sachsen-Anhalt (STS) rund 200 Einzelgespräche, um akzeptable Lösungen für alle Betroffenen zu finden. Der Stellenabbau fand im Zeichen des Zusammenlegens von drei Niederlassungen und sechs Filialen sowie der Schließung von 21 Filialen statt. Gleichzeitig wurden zwölf Vertriebszentren gegründet. Insgesamt haben wir bei 573 Mitarbeitern alle unsere verfügbaren Instrumente – unter anderem Versetzung, Transfer innerhalb des Konzerns, Altersteilzeit, Teilzeit – gezielt eingesetzt. So ist es gelungen, den Stellenabbau von 236 Stellen planmäßig zum Jahresende abzuschließen, ohne eine einzige betriebsbedingte Kündigung ausgesprochen zu haben.

Sozialverträglicher Stellenabbau setzt voraus, dass Unternehmensführung und Mitarbeitervertretung konstruktiv zusammenarbeiten, um einvernehmliche Lösungen im Interesse aller Beteiligten zu finden. Wir sind den Betriebsräten, dem Sprecherausschuss der leitenden Angestellten, den Vertrauensleuten der Schwerbehinderten und den Jugend- und Auszubildenden-Vertretungen in diesem Zusammenhang zu großem Dank verpflichtet.

NACHWUCHSFÖRDERUNG TROTZ PERSONALENGPÄSSEN

Das Traineeprogramm und unsere betriebliche Ausbildung haben wir vom Einstellungsstopp ausgenommen. Auch in wirtschaftlich schwierigen Zeiten investieren wir in Nachwuchskräfte und legen damit das Fundament für unseren langfristigen Erfolg. Wir betreiben eine antizyklische Nachwuchsentwicklung. Denn gerade in Krisenzeiten kann man gezielt junge Talente gewinnen und langfristig an das Unternehmen binden.

Die Philosophie unseres Personalmarketings lautet: Authentizität statt Entertainment. Danach richten sich auch unsere innovativen Instrumente:

- »JobDate in der Chefetage« ermöglicht es examensnahen Studenten, eine Führungskraft durch einen typischen Arbeitstag zu begleiten. Von dieser authentischen Praxiserfahrung machten 120 Studenten 2001 Gebrauch.

www.jobdate.de

- Unser »JobTruck« besuchte im Berichtsjahr 25 Hochschulen und informierte 4000 Studenten über Einstiegspotenziale in der HVB Group. Rund 900 Studenten nahmen an den von uns angebotenen Bewerbungschecks und Workshops teil.
- Wir betreiben Personalmarketing zunehmend ländergreifend. Beispielsweise kam es an der Wirtschaftsuniversität Wien zur ersten gemeinsamen Veranstaltung zwischen der HVB und unseren österreichischen Konzerntöchtern Bank Austria und SKWB Schoellerbank.

MITARBEITERZAHL UND AUFTEILUNG

	2001	2000
Gesamtzahl in der HVB Group	69 520	72 867
davon:		
im Inland	34 387	35 293
im Ausland	35 133	37 574
Gesamtzahl in der HVB AG	22 847	24 975
davon:		
Auszubildende	1 824	1 867
Teilzeitkräfte	3 882	3 875
Befristete Verträge	421	489
Aushilfen	188	616
Altersteilzeit	845	765

Zu unseren vorbildlichen Personalmarketing-Instrumenten gehört auch unser Auftritt im Internet. Unsere Karriere-Website gewann 2001 den Staufenbiel-Award in der Sparte »Electronic Recruiting«. Die Jury würdigte unter anderem die Interaktivität, die attraktive Gestaltung und die einfache Navigation unserer Website. Wir nutzen ebenfalls die Möglichkeiten des Intranets: Das Trainee.Net dient dem Informationstransfer und dem Meinungsaustausch unserer Nachwuchskräfte.

www.hypovereinsbank.de/jobs

Wir investieren weiterhin in die Ausbildung junger Schulabgänger. Unsere Ausbildungsquote in der AG beträgt 8% (im Vorjahr: 7,5%). Insgesamt stellten wir 678 Bankkaufleute und 53 Kaufleute für Bürokommunikation ein. Durch anspruchsvolle berufsbegleitende Studiengänge, die wir in Zusammenarbeit mit renommierten Hochschulen durchführen, machen wir unsere Nachwuchskräfte fit für anspruchsvolle Aufgaben.

MARKTORIENTIERTE VERGÜTUNG MIT HÖHERER LEISTUNGSKOMPONENTE

Unser Personalmarketing dient dem Ziel, die Besten für uns zu gewinnen; unsere Vergütungssysteme sind danach ausgerichtet, die Besten zu motivieren und langfristig an uns zu binden. Im Berichtsjahr führten wir für alle Mitarbeiter der AG eine verbesserte leistungsorientierte Vergütungsstruktur ein. Seitdem erhalten alle Mitarbeiter ein Festgehalt (Grundgehalt plus Sonderzahlung) und einen Bonus. Für unsere leitenden Mitarbeiter sowie für ausgewählte Nicht-Leitende boten wir ein Long-Term-Incentive (LTI) in Form einer aktienorientierten Vergütungskomponente an. Zusätzlich erhalten die nach Tarif bezahlten Mitarbeiter je 500 € Leistungsbonus eine Leistungsaktie gratis.

Mit dem LTI und dem Leistungsbonus beteiligen wir vor allem unsere Führungskräfte verstärkt am Unternehmenserfolg. Die Höhe der Beteiligung hängt dabei von der Verantwortungsgruppe der Stelle und dem daraus abgeleiteten Beitrag zum Erfolg der Bank ab. Den leistungs- und erfolgsorientierten Anteil bei erster und zweiter Führungsebene haben wir durch das LTI weiter erhöht. Zusätzlich zum Bonus wurden im Rahmen des LTI Aktien (Restricted Stock) mit Jahresbezug 2000 ausgegeben: Es wurden zu einem Kurs von jeweils 60 € insgesamt 39 797 an die erste und 53 845 an die zweite Führungsebene der AG sowie 19 127 Aktien an Führungskräfte unserer Konzerntöchter verteilt.

WEITERBILDUNG IM ZEICHEN STARKER VERÄNDERUNGEN

Zeiten starker Veränderungen stellen hohe Ansprüche an die Kompetenz und Motivation unserer Mitarbeiter. Wir unterstützten sie im Berichtsjahr durch zielgerichtete Weiterbildung. Die HVB Akademie bündelt unsere Bildungsaktivitäten konzernweit und vermarktet sie auch extern. Sie erwirtschaftete mit einem Team von 79 Mitarbeitern einen Umsatz von rund 17,2 Mio €, davon 36% mit individuellen Maßnahmen und 64% mit standardisierten Trainings. Konzernintern organisierte die Akademie mehrere »Dialogplattform«-Veranstaltungen, um eine offene Unternehmenskultur zu fördern. Hinzu kam die Werkstattreihe über Themen wie E-Learning, die starken Anklang auch außerhalb der Bank findet.

www.hvb-akademie.de

PROZENTUALER ANTEIL DER VERGÜTUNGSKOMPONENTEN AM GESAMTGEHALT (VERGÜTUNGSPOTENZIAL DER VERANTWORTUNGSGRUPPEN)



in %
200
150
100
50
50
90
55
50
66
67
40*
40
80
30*
30
85
30*
30
85
11,6*
11,6
94,2
A
B
C
D
E
Tarif
Festgehalt
Leistungsbonus
LTI
* LTI für ausgewählte Nicht-Leitende Mitarbeiter

PERSONALAUFWAND BEGRENZT

Die Integration der Bank Austria hat unsere Vertriebskraft in Europa erheblich verstärkt und den internationalen Charakter des Konzerns ausgebaut. Inzwischen stammt mehr als die Hälfte unserer Mitarbeiter aus dem Ausland. Wir beschäftigten Ende 2001 69 520 Mitarbeiter (2000: 72 867). Dies entspricht 65 764 Personaleinheiten für 2001 bzw. 69 473 für 2000. Eine Personaleinheit entspricht einem Vollzeitmitarbeiter. In der AG war die Zahl der Angestellten weiter rückläufig: 22 847 gegenüber 24 975 im Vorjahr. In der AG beliefen sich die Personaleinheiten auf 21 273 (Vorjahr: 23 407). Den Personalaufwand in der HVB Group konnten wir durch Personalreduktion und flexible Kapazitätssteuerung auf 4187 Mio € begrenzen.

AUSBLICK: UNTERNEHMERTUM UNSERER MITARBEITER STÄRKEN

Das Jahr 2002 steht im Zeichen weiterer Personalanpassungen. Die Zahl unserer Mitarbeiter werden wir weiterhin reduzieren und dabei alle Potenziale der Kapazitätssteuerung nutzen, um diesen Prozess sozialverträglich zu gestalten. Beispielsweise wollen wir die Teilzeitquote in der AG von derzeit 18,5% auf 20% bis zum Jahr 2003 erhöhen. Im Konzern streben wir 18% an. Insgesamt wollen wir 2002 rund 4900 Stellen abbauen und damit unseren Personalaufwand weiter entlasten.

Die komplexe Struktur und internationale Ausbreitung des Konzerns erfordert die Entwicklung einheitlicher und transparenter Konzernstandards. Es gilt vor allem, den Personaltransfer innerhalb der HVB Group zu forcieren. Wir werden uns verstärkt der Entwicklung entsprechender Policys der Führungskräfteentwicklung im Konzern widmen und damit Synergien auch im Bereich Human Resources realisieren. Zeichen unserer Strategie setzen wir mit dem ersten Human-Resources-Bericht der HVB Group, der im Sommer 2002 veröffentlicht wird (um den Bericht zu bestellen, s. Finanzkalender).

Unsere Vergütungsregelungen werden künftig noch stärker am Markt orientiert und nach Erfolgsorientierung gewichtet sein. Dies bedeutet auch den Ausbau des Long-Term-Incentive-Systems. Unseren Pensionsfonds werden wir selbstverständlich auch unseren Mitarbeitern anbieten, die damit die staatliche Förderung beanspruchen können.

Als Unternehmen tragen wir Verantwortung nicht nur gegenüber unseren Kunden und Aktionären, sondern auch für unsere Mitarbeiter. Dies bildet auch die Grundlage von unserem Wertekodex, der unseren Mitarbeitern bereits durch eine multimediale Wertekampagne in den vergangenen Jahren vermittelt wurde. Ergänzt haben wir unseren Wertekodex durch die Verabschiedung eines konzernweit gültigen Code of Conduct; dieser ist intern und extern Grundlage für unsere Beziehung zu Kunden, Lieferanten, öffentlichen Stellen und Mitarbeitern. Künftig gilt es, ein Gleichgewicht zwischen den Erfordernissen wertorientierter Leistungserbringung und werteorientierter Unternehmensführung herzustellen. Wir werden weiterhin eine auf Offenheit und Fairness basierende Unternehmenskultur fördern und damit unser Image am Finanzdienstleistungsmarkt und als Arbeitgeber stärken.

HOHE INTERNATIONALITÄT:
GESAMTZAHL DER MITARBEITER
DER HVB GROUP


in Tausend
40
30
20
10
Inland
Ausland
1999
2000
2001

Bankbetrieb

- **Informationstechnik:** Leistungsfähigkeit und Kosteneffizienz gesteigert.
- **Transaktionsgeschäft:** Innovative Anwendungen bei Zahlungsverkehr und Electronic-Banking.
- **WebPower:** Kundenportale weiter ausgebaut.
- **Bauten und Betrieb:** HVB Immobilien AG bietet erweitertes Leistungsspektrum an.

OPTIMIERUNG DIENT DER ERTRAGSSTEIGERUNG

INFORMATIONSTECHNIK: MERGER UND INNOVATION

Die Bereitstellung eines vollständigen Universalbanksystems für unsere neu gegründete Tochter HVB Real Estate gehörte zu den wichtigsten Vorhaben des Jahres. Außerdem führten wir die Systeme der Bank Austria und der HypoVereinsbank in Ungarn, Tschechien und der Slowakei zusammen.

Unser neuer Internetauftritt, der im September 2001 frei geschaltet wurde, bietet HypoVereinsbank-Kunden deutliche Verbesserungen beim Online-Banking. Das Spektrum internetfähiger Bankprodukte wurde durch eine vollständige Anbindung der Kernsysteme der Bank erweitert. Über personalisierte Seiten erhält jeder Kunde ein spezielles, auf ihn zugeschnittenes Angebot und kann sich bei offenen Fragen per Call-Back-Button telefonisch direkt bei seinem Berater melden. Damit bauen wir unsere europäische Spitzenposition im Online-Banking weiter aus. Auf der Basis dieser Plattform wird auch das »BusinessGate«-Portal für Firmenkunden realisiert. Dieses unterstützt unter anderem den Vertrieb von beratungsintensiven Produkten wie Liquiditätsberatung sowie Außenhandels- und Investitionsfinanzierung über das Internet.

www.hypovereinsbank.de

www.businessgate.de

Im Bereich der Bankensteuerung zählten die internen Modelle zu den erfolgreichsten IT-Projekten des Berichtsjahres. Es handelt sich um komplexe Risikomodelle zur Abschätzung des Marktrisikos, die auf der Basis von mathematischen Simulationen errechnet werden und die zu einer Verringerung des bereitzuhaltenden Eigenkapitals führen. Unsere internen Modelle wurden nach Prüfung durch die Aufsichtsämter ohne Einschränkung zertifiziert.

Durch die Bündelung von Ressourcen und eine engere Verzahnung von Anwenderbetreuung und Anwendungsentwicklung erhöhten wir die Leistungsfähigkeit der Informationstechnik und steigerten damit unsere Wettbewerbskraft. Diesem Wettbewerbsziel diente auch die Gründung unserer selbstständigen Tochter HVB Systems am 1. August 2001. Sie hat die Aufgabe, die Strategie der Bank der Regionen auf dem Gebiet der Informationstechnik zu unterstützen und zugleich innovative Lösungen für die jeweiligen Geschäftsfelder bereitzuhalten. Zugleich achteten wir verstärkt auf die Kosteneffizienz unserer Systeme. Die Gesamtinvestitionen für Informationstechnologie in der HVB Group senkten wir leicht auf 901 Mio € (im Vorjahr: 909 Mio €, jeweils ohne Bank Austria).

www.hvbsystems.com

TRANSAKTIONSGESCHÄFT: FORTSCHRITTE IM IN- UND AUSLANDSGESCHÄFT

Unser Transaktionsgeschäft haben wir im Berichtsjahr weiter ausgebaut. Durch eine neue kundengerechte Anwendung im beleglosen Inlandszahlungsverkehr haben wir die Anlieferungszeiten verlängert und damit einen Benchmark gesetzt. Unsere Kernkompetenz in der Scanner-Technologie nutzen wir nun auch für die digitale Archivierung von Nicht-Zahlungsverkehrs-Dokumenten. Diese neue Dienstleistung konnten wir bereits konzernextern vermarkten. Weiterhin führten wir ein neues Abwicklungssystem für Auslandstransaktionen ein und bauten unsere Euroclearing-Plattform weiter aus.

GESAMTINVESTITIONEN
INFORMATIONSTECHNOLOGIE 2001

in Mio €


Vereins- und Westbank 87
Sonstige Konzerngesellschaften im In- und Ausland 99
Infrastruktur und Dienstleistungsbereiche 488
Unternehmensbereiche 227

Mit unserem Produkt »Euro-Standardüberweisung« haben wir als erstes deutsches Kreditinstitut die neuen Standards für den europaweiten Zahlungsverkehr umgesetzt und bieten damit eine schnelle und preiswerte Überweisung an. Darüber hinaus optimierten wir gemeinsam mit der Bank Austria die Zahlungsströme zwischen Deutschland und Österreich. Die Qualität unserer Abläufe wurde bereits in den Vorjahren mehrfach durch TÜV-Zertifikate bestätigt. Im Berichtsjahr wurde auch unser Archivierungssystem zertifiziert.

Unsere Plattform MULTIWEB gehört zu den führenden internetbasierenden Electronic-Banking-Systemen für Firmenkunden. Sie bildet die elektronische Schnittstelle zwischen unseren Buchungssystemen und den Systemen unserer Kunden. Die Anzahl der Kunden, die sich dieses ganzheitlichen Abwicklungssystems bedienten, verdoppelte sich im Berichtsjahr. Wir erweiterten MULTIWEB um die Komponenten Treasury (Wertpapiere, Abrechnungen, Depots) und Außenhandel (Akkreditive). Außerdem optimierten wir den Inlandszahlungsverkehr so weit, dass wir eilige Transaktionen vom Auftraggeber bis zum Empfänger vollautomatisch gleichtägig abwickeln können. Zu den weiteren Innovationen im Berichtsjahr gehörte ein internationales Cash-Management-System, das vollmaschinell abläuft und sich trotzdem individuell an die Kundenbedürfnisse anpasst. Wir haben bereits eine Reihe von Mandaten international tätiger Großunternehmen für dieses System gewonnen und werden 2002 unseren Marktanteil noch weiter ausbauen.

Unsere im Jahr 2000 gegründete Financial Markets Service Bank (FMSB) bietet Wertpapier-, Geld-, Devisen- und Fondsdepot-Abwicklungsleistungen sowohl konzernintern als auch extern an. Auf Grund des starken Einbruchs an den Wertpapiermärkten verschlechterten sich die Rahmenbedingungen im Berichtsjahr deutlich. Mit rund 14,6 Millionen Wertpapiertransaktionen lag die FMSB knapp 8% unter dem Volumen des Vorjahres. Im Vergleich zum Gesamtmarkt war dieser Rückgang allerdings stark unterproportional. Erfreulicherweise stieg die Anzahl der verwalteten Depots sogar um knapp 10% auf 1,4 Mio an. Trotz des schwierigen Marktumfeldes erzielte die FMSB erstmalig ein ausgeglichenes Ergebnis. 2001 gewann die FMSB zwei Neukunden hinzu, womit die Anzahl der konzernexternen Mandanten auf vier anstieg.

WEBPOWER: FOKUSSIERUNG AUF PROFITABLE PROJEKTE

Unter dem Projektdach WebPower werden die E-Business-Projekte der HVB Group zusammengefasst. Das Jahr 2001 fiel für die New Economy katastrophal aus, insbesondere für Internetunternehmen. Wir konnten uns gegen den Trend behaupten, da wir unsere WebPower-Projekte nah am Kerngeschäft orientierten, uns auf wenige Projekte fokussierten und unsere Investitionen in diesem Bereich bremsten. Das Investitionsvolumen für E-Business-Aktivitäten haben wir der veränderten Marktlage angepasst und reduziert.

www.hypovereinsbank.de

Im Mittelpunkt des Berichtsjahres stand der weitere Ausbau der Finanzportale für unsere Kundengruppen. Der neue Internetauftritt der HVB Group wurde von unseren Privatkunden stark nachgefragt: Die Zahl der onlinefähigen Konten stieg zum Jahresende auf mehr als zwei Millionen – und damit auf fast 20% aller bei uns geführten Konten. Struktur und Design unserer konzerneinheitlichen Internetplattform zeichneten sich durch erhöhte Benutzerfreundlichkeit aus. Wir gewannen Auszeichnungen für das beste Bankportal unter anderem vom Institut für Bankinformatik der Universität Regensburg und von Cambridge Technology Partners. Unseren institutionellen Kunden bieten wir mit HVB markets.com ein Portal mit besonderen Stärken im Devisenhandel.

Als Europas größter Immobilienfinanzierer haben wir uns rechtzeitig auch als Internetanbieter etabliert und gehören mittlerweile zu den Innovationsführern. Im Berichtsjahr bündelten wir die Immobilienvermittlung der HVB Group unter dem Dach unserer Tochter PlanetHome, dem ersten vollintegrierten Immobilienportal in Deutschland. Dies bedeutet die Eingliederung von rund 80 Immobilienspezialisten, die bisher als HVB Immobilien agierten, und der Vertrieb von PlanetHome-Dienstleistungen über unsere Filialen. Damit können wir alles aus einer Hand anbieten: Kauf- und Verkaufsangebote sowie Objektbewertungen online bis hin zum kompletten Verkaufsprozess einschließlich persönlicher Beratung. Das Geschäftsmodell PlanetHome ist im Berichtsjahr mehrfach ausgezeichnet worden, unter anderem mit dem eBusiness-Award für die beste Consumer-Website.

www.
planethome.de

Das von uns mitgegründete Unternehmen memIQ stellt ein Internetarchiv bereit, um Unternehmen, aber auch Privatpersonen, die vertrauliche Online-Archivierung von Dokumenten wie Rechnungen, Verträge, Kontoauszüge und Policen zu ermöglichen. MemIQ ging planmäßig im August 2001 an den Markt und gewann bis zum Jahresende mehr als 6000 Kunden. Bedeutende Finanzdienstleister wie Ergo und Eurocard gehören zu den Nutzern dieses digitalen Tresors, der den gesamten Archivierungsvorgang vereinfacht und verbilligt. Da alle Dokumente verschlüsselt abgelegt werden, ist die Sicherheit dieser Internetablage gewährleistet.

www.
memiq.de

**BAUTEN UND BETRIEB:
AUSGLIEDERUNG SCHAFFT MEHR FLEXIBILITÄT UND HEBT SYNERGIEPOTENZIALE**

Im Mittelpunkt des Berichtsjahrs stand die Integration aller Immobilienaktivitäten im Eigenbesitz der HypoVereinsbank AG durch Neustrukturierung und Konzentration in eine neuzugründende HVB Immobilien AG.

Diese Neustrukturierung vollzieht sich in mehreren Schritten: In einem ersten Schritt wurde aus dem ehemaligen Zentralbereich Bauten und Betrieb (BAB) zum 1. April 2001 ein Teilbetrieb etabliert. Anschließend wurde der Teilbetrieb BAB in die neugegründete HVB Gesellschaft für Gebäude mbH & Co. KG (kurz: HVB Gebäude KG) überführt. Durch diese Form der Ausgliederung wurden im Wesentlichen Immobilien und Anteile an Immobilienunternehmen zu Buchwerten in die HVB Gebäude KG übertragen.

Die HVB Gebäude KG übernahm die Betreuung für sämtliche Immobilien der HypoVereinsbank AG. Es handelt sich um mehr als 1100 Objekte mit einer Gesamtfläche von 1,7 Mio Quadratmetern. Das Leistungsspektrum der neuen Einheit baut auf dem bisherigen Zentralbereich auf und umfasst Portfoliomanagement, Projektierung, Immobilienmanagement und Vermarktung. Zu den wichtigsten Projekten des Berichtsjahrs gehörten die »Fünf Höfe« in der Münchener Stadtmitte mit einem Bauinvestitionsvolumen von rund 200 Mio €.

www.
hvbgebaeude.de

In einem zweiten Schritt wurden die bisher von der HypoVereinsbank AG gehaltenen Anteile an der HVB Projekt GmbH und der HVB Tecta GmbH auf die HVB Immobilien Management GmbH übertragen, die von März 2002 an als HVB Immobilien AG firmieren wird. Die HVB Immobilien AG und die HVB Gebäude KG werden zusammen rund 450 Mitarbeiter beschäftigen und unter gemeinsamer Leitung stehen.

AUSBLICK: ERTRAGSSTEIGERUNG DURCH INNOVATIVE TECHNIK UND KOSTENEFFIZIENZ

Unser Dienstleistungsbereich Bankbetrieb wandelt sich immer stärker zu einem transparenten Cost Center. Wir werden unsere Investitionen darauf fokussieren, die Ertragskraft des Konzerns durch innovative Technik zu steigern. Außerdem werden wir unsere Dienstleistungen vermehrt konzernextern vermarkten. Zugleich werden wir die Kosteneffizienz der bestehenden Infrastruktur verbessern. Allein im Bereich Informationstechnik streben wir eine mittelfristige Budgetsenkung von rund 10% an.

Mit maßgeschneiderten Angeboten für unterschiedliche Kundengruppen steigern wir die Attraktivität unserer Dienstleistungen. Unseren professionellen Immobilienkunden bieten wir das Finanzportal real-estate-gate an. Ziele sind der Vertrieb von onlinefähigen Standardprodukten und die Abwicklung von Standardprozessen wie Kontenmanagement, Zahlungsverkehr und Abschluss von Festgeld. Geschäftsabschlüsse über das Internet reduzieren unsere Bearbeitungs- und Vertriebskosten und tragen dazu bei, dass wir unsere Marktführerschaft im Bereich gewerbliche Immobilien ausbauen. Wir werden außerdem im Jahr 2002 ein neues IT-System für den Vertrieb von Baufinanzierungen einschließlich automatischer Kreditvorentscheidung einführen.

Im Transaktionsgeschäft wollen wir unsere ohnehin führende Marktposition weiter ausbauen. Die Financial Markets Service Bank wird neue konzerninterne Mandanten wie die HVB Real Estate aufnehmen und auch weitere externe Kunden gewinnen, unter anderem durch neue Dienstleistungsangebote wie die Abwicklung für Derivate. Ein weiterer Schwerpunkt bildet Mobile Commerce. Ab 2002 können unsere Privatkunden und Firmenkunden eine breite Palette von Produkten auf mobilen Endgeräten nutzen: Kontoinformationen, Wertpapier- und Depotfunktionalitäten bis hin zur elektronischen Zweitunterschrift für Firmenkunden. Unser Zahlungsverkehrsangebot werden wir durch Prozess-Redesign und Nutzung unserer Scanner-Technologie auch für Nicht-Zahlungsverkehrs-Dokumente weiter optimieren. Weitere Skaleneffekte wollen wir durch den Ausbau unseres Mandantengeschäfts generieren. Die HVB Real Estate Bank haben wir als neuen Mandanten bereits gewonnen.

Die Zusammenführung der Immobilienaktivitäten in die HVB Immobilien AG und deren Schwestergesellschaft, die HVB Gebäude KG, verbessert unsere Chancen, als eigenständige und schlagkräftige Einheit am Markt für Immobilien und immobilienbezogene Dienstleistungen zu agieren. Die Neuorganisation der betrieblichen Strukturen sowie die einheitliche Steuerung ermöglichen einen effektiven Einsatz der vorhandenen Ressourcen. Dies ist die Grundlage dafür, die Attraktivität der angebotenen Dienstleistungen rund um die Immobilie bei bestehenden und potenziellen Kunden zu verstärken.

Unsere WebPower-Aktivitäten, vor allem die Einrichtung von Finanzportalen, werden wir kundenorientiert fortsetzen, dabei aber die Kapazitäten und Ressourcenbindung auf die Marktchancen konsequent adjustieren. Insgesamt werden wir den Bankbetrieb weiter optimieren und dabei vor allem auf Kosteneffizienz achten.

Umweltmanagement

- **Organisation:** Neuausrichtung des Umweltmanagements in Richtung Nachhaltigkeit.

- **HVB Group in führenden Nachhaltigkeits- & Ethik-Indices gelistet.**

- **Nachhaltige Bankprodukte:** Rund 30% Wachstum im Bereich Finanzierung von Projekten zur Erzeugung erneuerbarer Energien.

- **Nachhaltiger Bankbetrieb:** *beim Projekt »Gesundes Büro«. Leitfaden und* Standards fertig gestellt, Abfall-Recycling optimiert.

NACHHALTIGKEIT ERWEITERT ERTRAGSPOTENZIALE UND SCHAFFT WERTE

ORGANISATION: VOM UMWELTMANAGEMENT ZUM NACHHALTIGKEITSMANAGEMENT

Unter »Nachhaltigkeit« – abgeleitet vom Begriff Sustainable Development bzw. Sustainability – wird ein Teil der Unternehmensstrategie umschrieben, der neben wirtschaftlichen auch ökologische und soziale Anforderungen berücksichtigt und damit den Shareholder-Value langfristig steigert. In diesem Zusammenhang wandelt sich die Funktion des bisherigen Umweltmanagements, das sich künftig verstärkt mit erweiterten Fragen unternehmerischer Verantwortung befasst wie etwa Weltbankstandards oder ethische Ratings. Dementsprechend wird unser dezentrales Umweltnetzwerk ausgeweitet; es umfasst künftig auch Vertreter der wichtigen Konzerntöchter wie Bank Austria sowie Vereins- und Westbank, die bereits jetzt einen bedeutenden Beitrag zum Nachhaltigkeitsmanagement der HVB Group leisten. Die Richtlinienkompetenz für das Nachhaltigkeitsmanagement hingegen ist zentral im Corporate Center der HVB Group verankert.

Im Berichtsjahr stellten wir die organisatorischen Weichen für das künftige Nachhaltigkeitsmanagement. Außerdem beteiligten wir uns an mehreren Initiativen und Projekten, unter anderem der Lokalen Agenda 21 in München, dem Arbeitskreis Umwelt und Finanzdienstleistungen beim Bundesverband Deutscher Banken und dem vom Bundesministerium für Forschung und Bildung geförderten Forschungsprojekt »Umwelt- und Nachhaltigkeitstransparenz für Finanzmärkte«.

NACHHALTIGE BANKPRODUKTE: WEITERE ANERKENNUNG FÜR VORREITERROLLE

Die HypoVereinsbank gehört international zu den vorbildlichen Unternehmen hinsichtlich Nachhaltigkeit und ethischer Grundhaltung.

Seit September 2000 gehören wir dem Dow-Jones-Sustainability-Index (DJSI) an, der die Kursentwicklung von Unternehmen aus der ganzen Welt abbildet, die zu den führenden 10% ihrer jeweiligen Branche in puncto Nachhaltigkeit gehören. Im Berichtsjahr wurde die Aufnahme in den DJSI nochmals bestätigt; die HVB Group gehört außerdem dem neuen Dow-Jones-Stoxx-Sustainability-Index an.

www. sustainability-indexes.com

Darüber hinaus wurden wir im neuen Ethik-Index FTSE4Good aufgenommen. Dieser von der Wirtschaftszeitung Financial Times in Zusammenarbeit mit der Londoner Börse aufgestellte Index stellt einen weltweit einheitlichen Standard für ethische Investments auf. Wir gehören den FTSE4Good-Indices Europe 50 und Global 100 an. Das Interesse an ethischen Investitionen ist in den angelsächsischen Ländern bereits stark ausgeprägt und wird auch in Deutschland stark zunehmen. Dies umso mehr im Zusammenhang mit der Rentenreform, da die Pensionsfonds bei ihren Investitionsentscheidungen einer Berichtspflicht hinsichtlich der Berücksichtigung ethischer, sozialer und ökologischer Kriterien unterliegen.

www. ftse4good.com

Im Projektfinanzierungsgeschäft sind die ökologischen Standards der Weltbank oder, falls restriktiver, nationale Standards unser Maßstab. Wir stellten weltweit für Projekte zur Erzeugung erneuerbarer Energien 600 Mio €

DIMENSIONEN DER NACHHALTIGKEIT


Soziales
Umwelt
Wirtschaft

- Organisation
- Nachhaltige Bankprodukte
- Nachhaltiger Bankbetrieb

zur Verfügung; dies entspricht einem Zuwachs von rund 30% gegenüber dem Vorjahr. Unsere Aktivitäten werden in einem Spezialistenteam Wasser & Erneuerbare Energien im Bereich Project & Asset-Based-Financing gebündelt.

Im Zeichen unserer Open-Architecture-Strategie vermarkteten wir neben unseren hauseigenen nachhaltigen Anlageprodukten (DJSI-Indexzertifikat und Activest Lux EcoTech) noch 16 externe Nachhaltigkeits-Fonds. Bei unserem ImmoPass, dem ersten europäischen Gütesiegel für nachhaltige Bauqualität, erweiterten wir unser Leistungsspektrum. Der ImmoPass, der unter anderem Planungscheck, Ausführungskontrolle und Finanzierungspaket einschließlich Fördermittelberatung enthält, wurde auf den Einsatzbereich Sanierungen bei Wohngebäuden ausgedehnt. Durch eine Veranstaltungsreihe zu Themen wie Energieoptimierung, gesundes Wohnen und umweltverträgliches Bauen warben wir in der Öffentlichkeit für die Vorteile des nachhaltigen Bauens.

www.
immopass.de

NACHHALTIGER BANKBETRIEB: KOSTENEINSPARUNGEN UND RESSOURCENSCHONUNG

Der effiziente Einsatz von Ressourcen wirkt umweltschonend und kostensparend. Neben der Begrenzung des Stromverbrauchs gehören die Optimierung der Abfallströme und die umweltgerechte Gestaltung von Büroräumen zu unseren wichtigsten Prioritäten. So kann zum Beispiel die Bank Austria Creditanstalt durch den Umbau technischer Anlagen in zwei Häusern beträchtliche Kostenersparnisse erwirtschaften. Wir legten dem Münchener Umweltschutzreferat im Berichtsjahr unsere erste Abfallwirtschaftsbilanz zur Prüfung vor. Damit sind wir die erste deutsche Großbank mit einer bundesweiten Abfallwirtschaftsbilanz auf der Basis real ermittelter Zahlen.

Zudem verbesserten wir das Recycling unseres Datenschutzpapiers: Dieses Schriftgut wird über ein Entsorgungsunternehmen an den Papierhersteller geliefert, der unser Hygienepapier herstellt. Somit findet ein umweltschonender geschlossener Stoffkreislauf statt.

Im Rahmen unseres Projektes »Gesundes Büro« werden seit 2001 bei ausgewählten Baumaßnahmen Kriterien der Gesundheits- und Umweltverträglichkeit berücksichtigt. Projektbezogene Leitfäden und festgelegte Standards garantieren energieeffizient betriebene Gebäude, eine gesunde Büroatmosphäre sowie Kosteneffizienz in Bau und Betrieb. Unsere Expertise in diesem Bereich bieten wir in Form des Beratungsprodukts »Gesundes Büro – Wege zur nachhaltigen Büroimmobilie« auch extern an.

AUSBLICK: OPTIMIERUNG DES NACHHALTIGKEITSMANAGEMENTS

2002 werden wir unsere Aktivitäten im Zusammenhang mit der Umsetzung von Nachhaltigkeit fortsetzen. Wir werden uns verstärkt mit dem Thema Corporate-Social-Responsibility auseinander setzen. Hinzu kommen der Ausbau des Netzwerks im Konzern sowie die Optimierung der internen und externen Kommunikation. Unser nächster Umweltbericht, der unsere Fortschritte in der Realisierung von Nachhaltigkeit dokumentiert, erscheint im Sommer 2002 (um den Bericht zu bestellen, s. Finanzkalender).

Bei den nachhaltigen Bankprodukten werden wir die Markteinführung des ImmoPass bei unseren Immobilien-Privatkunden fortsetzen. Vor dem Hintergrund des Klimawandels wurden im Klimaschutz-Protokoll von Kyoto Mechanismen (zum Beispiel Emissionshandel) zur Reduzierung von Treibhausgasen entwickelt. Diese Mechanismen werden wir im Jahr 2002 unter anderem im Bereich Projektfinanzierung integrieren. Im nachhaltigen Bankbetrieb streben wir an, unser Verkehrsaufkommen noch umweltfreundlicher zu gestalten; wir werden das Projekt »Gesundes Büro« bei den anstehenden Baumaßnahmen weiterverfolgen. Insgesamt wollen wir durch die Umsetzung von Nachhaltigkeitsprinzipien unsere Ertragspotenziale erweitern und unsere Kosteneffizienz steigern.

Kulturelles und gesellschaftliches Engagement

- Corporate Citizenship als zentrales Element unserer gesellschaftlichen Verantwortung.
- Kultur: Fokussierung auf bildende Kunst und Musik.
- Bildung: Schwerpunkte bei Lehrstuhl- und Begabtenförderung.
- Soziales: Regional geprägte Unterstützung von Einrichtungen und Projekten.

ZWISCHEN VERPFLICHTUNG UND PROFILIERUNG

CORPORATE CITIZENSHIP ALS ZENTRALES ELEMENT UNSERER GESELLSCHAFTLICHEN VERANTWORTUNG

Unternehmen sind zum einen ihren Kunden, Aktionären und Mitarbeitern verpflichtet. Zum anderen tragen sie auch Verantwortung für das öffentliche Leben in den Ländern, in denen sie tätig sind. Denn auch sie profitieren davon, wenn kulturelle Aktivitäten gefördert und soziale Not gelindert werden. Die Verantwortung für kulturelle und gesellschaftliche Belange – zunehmend unter dem Stichwort Corporate Citizenship subsumiert – dient der Sicherung des langfristigen Unternehmenserfolgs. Die HVB Group als führende Bankengruppe im Herzen Europas widmet sich aktiv dem Corporate Citizenship und zeigt kulturelle und gesellschaftliche Präsenz vornehmlich in den Regionen, in denen sie tätig ist.

KULTUR: AUSSTELLUNGSVIELFALT UND SAMMLUNGSSCHWERPUNKTE IN DER BILDENDEN KUNST

Im Berichtsjahr wurde die Kunsthalle der Hypo-Kulturstiftung in München wiedereröffnet. Die Räumlichkeiten wurden erweitert und modernisiert. Die »helle Nacht«, in der die Kunsthalle geöffnet wurde, galt mit ihrem ausgefallenen musikalischen Begleitprogramm als ein Höhepunkt des kulturellen Lebens in München. Die Ausstellungen der Kunsthalle wiesen durchwegs hohe Besucherzahlen auf: Zur ersten Ausstellung »Der kühle Blick« kamen bereits 125 000 Besucher, bei »Monet und die Moderne« sogar rund 220 000 Besucher.

www. hypo-kunsthalle.de

Das Bank Austria Kunstforum in Wien gehört zu den führenden Ausstellungshäusern Österreichs. 2001 zeigte es eine Reihe von innovativen Ausstellungen, unter anderem von Kasimir Malewitsch, dem Erfinder des Suprematismus, und »Mythos Großstadt«, die Stadt als Entwurf und als utopisches Projekt. Zudem fördert Bank Austria, die in der HVB Group für Österreich, Zentral- und Osteuropa verantwortlich zeichnet, den kulturellen Austausch in dieser Region. Im Rahmen der »Initiative KunstRaumMitteleuropa« veranstaltete sie im vergangenen Jahr Ausstellungen unter anderem in der Slowakei, in Slowenien und Kroatien.

www. kunstforum-wien.at

Akzente setzen wir auch durch unsere Kunstsammlung. Es handelt sich um mehr als 25 000 Kunstwerke – Gemälde und Skulpturen, Fotografien und Installationen –, die wir in unserem weltweiten Niederlassungsnetz sowohl unseren Kunden als auch den Mitarbeitern zugänglich machen. Eine größere Anzahl wertvoller Gemälde, unter anderem von Guardi, Goya und Boucher, haben wir Museen wie der Alten Pinakothek in München als Dauerleihgaben zur Verfügung gestellt.

www. hvb.de/kultur

Auch unsere Töchter verfügen über bedeutende Kunstbestände: Die Bank Austria verfügt beispielsweise über eine Sammlung von rund 7000 zeitgenössischen Werken österreichischer Künstler, die in ihren Geschäftsräumen ausgestellt werden. Die Vereins- und Westbank hat eine größere Sammlung internationaler Fotografien aufgebaut und präsentiert sie in ihrem Handelszentrum in Hamburg.

KULTUR: VIELSEITIGE STIFTUNGSAKTIVITÄTEN

Die mit einem Stiftungsvermögen von 2,6 Mio € ausgestattete Hypo-Kulturstiftung dient der ideellen und materiellen Förderung kultureller und wissenschaftlicher Vorhaben. Zu ihren Aktivitäten gehören die Förderung bildender Kunst und die Verleihung des seit 1986 jährlich vergebenen Denkmalpreises, mit dem sie herausragende Leistungen privater Eigentümer honoriert.

www. hvb.de/kultur

KULTUR: BILDUNGSFÖRDERUNG UND ENGAGEMENT FÜR ETHIK UND ELITEN

Seit vielen Jahren unterstützen wir Wissenschaft und Bildung sowohl bundesweit als auch regional. Zu unseren überregionalen Förderengagements gehören der Stifterverband für die deutsche Wissenschaft, die Max-Planck-Gesellschaft und das Wissenschaftskolleg in Berlin. In Bayern gehören wir seit Jahren zu den Förderern der Technischen Universität München (TUM).

Darüber hinaus unterstützen wir eine Reihe von wissenschaftlichen Einrichtungen – darunter die Ludwig-Maximilians-Universität München und die Bayerische Akademie der Wissenschaften – dadurch, dass wir die Schatzmeisterfunktion ehrenamtlich ausüben.

In den vergangenen Jahren weiteten wir unser Engagement schwerpunktmäßig aus. Die HypoVereinsbank war Gründungsmitglied der Stiftung Bayerische Eliteakademie und förderte auch den Stiftungslehrstuhl für Wirtschaftsethik an der Universität München.

KULTUR: STÄDTEBAULICHE AKZENTE

Im Berichtsjahr war die HVB Group in vielfacher Hinsicht tätig. Ihr wichtigstes Projekt war die Eröffnung des ersten Abschnitts der »Fünf Höfe« in der Münchener Innenstadt. Es handelt sich um eines der größten Bauprojekte der Nachkriegszeit, das sich durch ein innovatives Nutzungskonzept auszeichnet. Das Projekt erhält einen Großteil der historischen Fassaden, erweitert und modernisiert die Innenräume und setzt damit Zeichen für behutsame Stadtkernerneuerung. Es wurde mt dem BDA-Preis 2001 ausgezeichnet. Außerdem erhielten wir den höchsten österreichischen Architekturpreis für die Baumaßnahme der SKWB Schoellerbank in Wien und den Luxemburger Architekturpreis für den Neubau am Kirchberg.

www.
fuenfhoefe.de

Auch in Berlin setzten wir städtebauliche Akzente. Unsere Immobilientochter HVB Projekt verantwortete unter anderem die »Park Kolonnaden« am Potsdamer Platz. Bis zur Fertigstellung dieses Ensembles diente die Baustelle als Schauplatz wechselnder Installationen der Klangkunst. Das Klangkunstforum wurde sowohl von CEREC/Financial Times als auch vom internationalen Kritikerverband AICA ausgezeichnet.

www.
hvbprojekt.de

KULTUR: KLASSISCHE TÖNE UND MODERNE MUSIKAKZENTE

Die Bank Austria gehört zu den führenden unternehmerischen Musikförderern Europas. Das von ihr gesponserte Neujahrskonzert der Wiener Philharmoniker erreichte 1,2 Mrd Fernsehzuschauer in 65 Ländern. Kein anderes Konzert spricht so viele Menschen in so vielen Ländern an. Außerdem unterstützt die Bank Austria die Musikalische Jugend Österreichs und das Gustav-Mahler-Jugendorchester.

www.
bankaustria.com

In München förderten wir »Wunderkinderkonzerte« mit jungen Künstlern aus Ländern der russischen Föderation. Innovative Akzente setzte das von uns unterstützte »Festspiel +«, eine experimentelle Erweiterung des Münchener Festspielprogramms, das auf Grund der Kürzung staatlicher Zuschüsse ohne unsere Hilfe nicht stattgefunden hätte. Höhepunkt von »Festspiel +« war eine der Popkünstlerin Madonna gewidmete Ausstellung. In Hamburg vergab die Vereins- und Westbank ihren jährlichen Förderpreis »Jugend kulturell« an einen Künstler der Sparte Musical.

Auch in anderen Regionen fand eine rege Musikförderung statt:

- Konzerte unter anderem mit der Musik von Deep Purple und Pink Floyd in Tschechien, deren Erlös der Stiftung »Menschen in Not« zugute kam.
- Ein Festival klassischer Musik in der ungarischen Stadt Szolnok und Stipendien zum Studium in Wien für vier ungarische Musiker.
- Die Bank Austria organisierte für hochbegabte junge Musiker den Meisterkurs »Internationales Musikforum Trenta«, der von Mitgliedern der Wiener Philharmonikern geleitet wurde.
- HVB Luxemburg sponserte ein Konzert der Heidelberger Sinfoniker im Rahmen des Echternacher Festivals.

KULTUR: FILMPRÄMIERUNG UND DISKURSPFLEGE

Bildende Kunst, Musik und Bildung stellen die wichtigsten Schwerpunkte unseres Kulturengagements dar. Darüber hinaus vergab die HVB Group im Berichtsjahr den Regie-Förderpreis im Rahmen des Münchener Filmfests. Dieser Preis, der zum dreizehnten Mal an einen Nachwuchs-Regisseur verliehen wurde, ist der höchstdotierte private Filmpreis in Deutschland.

www.
hvb.de/kultur

Als Bank der Regionen im Herzen Europas befassen wir uns intensiv mit Fragen der EU-Erweiterung. Die Bank Austria hat eine eigene Veranstaltungsreihe ins Leben gerufen, die sich ausführlich mit diesem Thema beschäftigt: das Bank-Austria-Europa-Forum. 2001 diskutierten zum Thema »Das neue Europa« unter anderem der österreichische Bundespräsident sowie Spitzenpolitiker aus mehreren zentral- und osteuropäischen Ländern. In die Münchener Residenz luden wir Top-Kunden und Meinungsbildner zu einem Vortrag des Präsidenten der Europäischen Kommission Romano Prodi über den europäischen Einigungsprozess ein.

GESELLSCHAFTLICHES ENGAGEMENT: SPENDEN UND SPONTANE HILFE

Seit vielen Jahren fördern wir Einrichtungen und Projekte im sozialen Bereich. Zu den Einrichtungen gehören die katholischen und evangelischen Kirchen sowie andere religiöse Vereinigungen, Schulen und soziale Hilfsorganisationen. Wir spenden für viele wohltätige Zwecke, darunter Therapieforschung für Multiple-Sklerose-Kranke, Einrichtungen für Blinde und die Hospizbewegung. Weiterhin gewährten wir im Berichtsjahr spontane Hilfe in Katastrophenfällen, beispielsweise nach dem Erdbeben in Indien und den Attentaten des 11. September 2001 in den USA.

AUSBLICK: KONTINUIERLICHE WEITERENTWICKLUNG BÜRGERSCHAFTLICHEN ENGAGEMENTS

Wir werden unser »Corporate Citizenship«-Engagement gezielt ausweiten. Im Kulturbereich werden wir uns weiterhin auf bildende Kunst, Bildung und Musik fokussieren. So ist in der Münchener Kunsthalle eine Reihe attraktiver Ausstellungen wie »Nolde und die Südsee« und »Madame Pompadour – L'Art et l'Amour« vorgesehen. Dies gilt ebenfalls für das Bank Austria Kunstforum in Wien, das eine Kurt Schwitters-Retrospektive sowie die außergewöhnliche Ausstellung »Impressionismus: Amerika – Russland« im Jahr 2002 präsentiert. Das Sponsoring für das weltweit ausgestrahlte Neujahrskonzert der Wiener Philharmoniker werden wir fortsetzen; wir werden ebenfalls begabte junge Musiker vornehmlich im Zentral- und Osteuropa fördern.

Im Bildungsbereich werden wir unser Engagement für Ethikforschung und Elitebildung fortsetzen. Dies gilt auch für unsere Unterstützung des »Bildungspakt Bayern« zur Förderung von Computer Literacy. Städtebauliche Akzente setzen wir durch die Fertigstellung des zweiten Bauabschnitts der »Fünf Höfe« in der Münchener Innenstadt, die bis Ende 2003 vorgesehen ist. Auch unser soziales Engagement in Deutschland, Österreich sowie Zentral- und Osteuropa werden wir kontinuierlich fortsetzen.

Gremien

EHRENVORSITZENDER DES AUFSICHTSRATS

DR. MAXIMILIAN HACKL
Ehemaliger Sprecher des Vorstands und ehemaliger Vorsitzender des Aufsichtsrats der Bayerischen Vereinsbank Aktiengesellschaft, Krailling

AUFSICHTSRAT

KURT F. VIERMETZ
Ehemaliger Vice Chairman der J. P. Morgan & Co. Inc., New York, Rye und München, Vorsitzender

HERBERT BETZ
Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Baldham, Stellv. Vorsitzender

DR. RICHARD TRAUTNER
Ehemaliges Mitglied des Vorstands der Bayerischen Vereinsbank Aktiengesellschaft, Krailling, Stellv. Vorsitzender

DR. DIETHART BREIPOHL
Mitglied des Aufsichtsrats der Allianz Aktiengesellschaft und ehemaliges Mitglied des Vorstands der Allianz Aktiengesellschaft, Icking

HEIDI DENNL
Mitarbeiterin der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, München

VOLKER DOPPELFELD
Vorsitzender des Aufsichtsrats der BMW AG und ehemaliges Mitglied des Vorstands der BMW AG, Münsing

ERNST EIGNER
Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Karlsfeld

HELMUT GROPPER
Ministerialdirektor,
Stellv. Amtschef im Bayerischen
Staatsministerium der Finanzen,
Königsbrunn

KLAUS GRÜNEWALD
Gewerkschaftssekretär der
Vereinten Dienstleistungs-
gewerkschaft e.V.,
Gröbenzell

HEINZ-GEORG HARBAUER
Stellvertretender Landesbezirksleiter
der Vereinten Dienstleistungs-
gewerkschaft e.V.
Landesbezirk Bayern,
München

ANTON HOFER
Mitarbeiter der
Bayerischen Hypo- und Vereinsbank
Aktiengesellschaft,
Nürnberg

DR. EDGAR JANNOTT
Ehemaliger Vorsitzender
des Vorstands und Mitglied
des Aufsichtsrats
der ERGO Versicherungsgruppe AG,
Kaarst

MAX DIETRICH KLEY
Stellvertretender Vorsitzender
des Vorstandes der BASF AG,
Ludwigshafen

PETER KÖNIG
Mitarbeiter der
Bayerischen Hypo- und Vereinsbank
Aktiengesellschaft,
München

HANNS-PETER KREUSER
Mitarbeiter der
Bayerischen Hypo- und Vereinsbank
Aktiengesellschaft,
München

CHRISTOPH SCHMIDT
Mitarbeiter der
Vereins- und Westbank
Aktiengesellschaft,
Schleswig

JÜRGEN E. SCHREMPP
Vorsitzender des
Vorstands der DaimlerChrysler AG,
Stuttgart

DR. SIEGFRIED SELLITSCH
Vorsitzender des Vorstands
der Wiener Städtische Wechselseitige
Versicherungsanstalt-Vermögens-
verwaltung,
Wien,
seit 17. 1. 2001

PROF. DR. DR. H. C.
HANS-WERNER SINN
Präsident des ifo Instituts
für Wirtschaftsforschung,
Gauting

HELMUT WUNDER
Mitarbeiter der
Bayerischen Hypo- und Vereinsbank
Aktiengesellschaft,
Waischenfeld

AUSSCHÜSSE DES AUFSICHTSRATS*

PRÄSIDIUM
Kurt F. Viermetz
Herbert Betz
Dr. Richard Trautner

AUSSCHUSS FÜR GESCHÄFTS-ENTWICKLUNG UND KREDIT
Kurt F. Viermetz, Vorsitzender
Herbert Betz
Dr. Diethart Breipohl
Dr. Richard Trautner
Helmut Wunder

AUSSCHUSS FÜR GESCHÄFTSPRÜFUNGEN
Dr. Diethart Breipohl, Vorsitzender
Dr. Edgar Jannott
Helmut Gropper
Anton Hofer
Peter König

AUSSCHUSS FÜR TREUHANDGESCHÄFTE
Dr. Edgar Jannott, Vorsitzender
Christoph Schmidt
Dr. Siegfried Sellitsch,
seit 29. 1. 2001

VERMITTLUNGSAUSSCHUSS
Kurt F. Viermetz, Vorsitzender
Herbert Betz
Peter König
Dr. Richard Trautner

* Siehe auch Erläuterungen im Bericht des Aufsichtsrats.

TREUHÄNDER

Treuhänder für das Hypothekenbankgeschäft gemäß § 29 Hypothekenbankgesetz

DR. OTTO BEIERL
Ministerialdirigent im Bayerischen Staatsministerium der Finanzen, München

Stellvertretend

ERWIN HORAK
Minsterialrat a. D., Präsident der Staatlichen Lotterieverwaltung, München

DR. ROLAND JÜPTNER
Finanzpräsident der Oberfinanzdirektion München, München

ECKEHARD SCHMIDT
Leitender Ministerialrat im Bayerischen Staatsministerium der Finanzen, München

DR. KONRAD TAUBMANN
Wirtschaftsprüfer, München, bis 31. 8. 2001

VORSTAND

STEPHAN BUB
seit 1. 2. 2001

DR. EGBERT EISELE

DR. STEFAN JENTZSCH
seit 1. 5. 2001

DR. NORBERT JUCHEM
bis 31. 1. 2002

DR. CLAUS NOLTING

DIETER RAMPL

GERHARD RANDA

DR. EBERHARD RAUCH
bis 31. 12. 2001

DR. DR. H.C. ALBRECHT SCHMIDT

DR. STEPHAN SCHÜLLER
bis 30. 9. 2001

DR. PAUL SIEBERTZ

DR. WOLFGANG SPRISSLER

ERSTE OPERATIVE FÜHRUNGSEBENE

GESCHÄFTSFELD DEUTSCHLAND

Privatkunden
Burkhard Breiing,
Firmenkunden
Michael Mendel,
COO
Christoph Wetzel

GESCHÄFTSFELD ÖSTERREICH/CEE

Privatkunden Österreich
Wolfgang Haller,
Firmenkunden Österreich
Karl Samstag,
CEE
Dr. Erich Hampel,
Risikomanagement/CFO
Franz Zwickl,
COO
Friedrich Kadrnoska

GESCHÄFTSFELD HVB REAL ESTATE

Deutschland
Dr. Claus Nolting,
Ausland
Georg Funke,
Risikomanagement
Frank Lamby,
COO
Theodor Knepper,
Workout
Jürgen Cancik

GESCHÄFTSFELD HVB CORPORATES & MARKETS

Equities & Brokerage Service
Jens-Peter Neumann,
FX/Fixed Income & CEE
Wilhelm Hemetsberger,
Corporates
Martin Rey,
Global Credits
Stephan Bub,
COO
Jochen-Michael Speek

GESCHÄFTSFELD HVB WEALTH MANAGEMENT

Kundenbetreuung
Dr. Peter Ermann,
Asset Management
Andreas Wölfer,
COO
Hanns-Ulrich Hasse

CORPORATE CENTER: BEREICHE DES SPRECHERS

Generalsekretariat und Konzernführungskräfte
Gunter Ernst
Corporate Development
Dr. Markus Fell,
Corporate Communications
Thomas Pfaff,
Group Investor Relations
Stefan Ermisch,
Human Resources Management
Dr. Paul Siebertz,
Recht
Dr. Diether Münich

BEREICHE DES CFO

Rechnungswesen, Steuern und Controlling
Dr. Michael Kemmer,
Revision
Herbert Nagler,
Projekte und IT-Controlling
Dr. Hans-Gert Penzel

BEREICHE DES CRO

Chief Credit Risk Officer
Dr. Stefan Schmittmann,
Chief Market Risk Officer
Stephan Bub,
Risikocontrolling
André Horovitz

SHARED SERVICES

Reiner Zorbach

CHIEF ECONOMIST

Dr. Martin Hüfner

Stand: 15. Februar 2002

EUROPÄISCHER BERATERKREIS

Aufgabe des im Jahr 2001 eingerichteten Europäischen Beraterkreises ist es, die HypoVereinsbank über die wichtigen bankwirtschaftlichen, wirtschaftspolitischen und gesellschaftlichen Entwicklungen in den einzelnen Regionen, in denen die HVB Group tätig ist, zu beraten und Beziehungen in diesen Regionen aufzubauen. Im vergangenen Jahr haben zwei Sitzungen stattgefunden.

DR. THEO WAIGEL

Mitglied des Deutschen Bundestages,
Bundesminister a. D., Berlin,
Vorsitzender

PROF. RÜDIGER DORNBUSCH

Massachusetts Institute of Technology,
Cambridge, Massachusetts/USA

DR. JOSEF JOFFE

Herausgeber und Chefredakteur »Die Zeit«,
Hamburg

PROF. DR. HENNING KAGERMANN

Sprecher des Vorstandes der SAP AG,
Walldorf

SUSANNE KLATTEN

Vorsitzende des Stiftungsrates der Herbert-Quandt-Stiftung der ALTANA AG,
Bad Homburg

FERDINAND LACINA

Konsulent des Vorstands der Bank Austria AG,
Wien

JANUSZ REITER

President of the Center for International Relations,
Warschau/Polen

HUBERTUS SCHMOLDT

Vorsitzender der IG Bergbau, Chemie, Energie,
Hannover

DR. GIUSEPPE VITA

Vorsitzender des Aufsichtsrats der Schering AG, Berlin

BEIRAT

Zweck des Beirates ist es, der Hypo-Vereinsbank den ständigen Rat von Persönlichkeiten aus verschiedenen Wirtschaftszweigen zu sichern und damit die Beziehungen zwischen der Bank und der Wirtschaft zu vertiefen. Im Jahr 2001 ist der Beirat zu zwei Veranstaltungen zusammengekommen.

DR.-ING. DIETER SOLTMANN
Vorsitzender, persönlich haftender Gesellschafter und Vorsitzender des Aufsichtsrats der Gabriel Sedlmayr Spaten-Franziskaner Bräu KGaA, München

DOMKAPITULAR PRÄLAT
DR. SEBASTIAN ANNESER
Finanzdirektor Erzbischöfliche Finanzkammer für München und Freising, München

MAG. DR. JOHANNES ATTEMS
Mitglied des Vorstands der Oesterreichischen Kontrollbank AG, Wien

KONSUL HANS BÄUMLER
Vorsitzender des Aufsichtsrats der Bäumler AG, Ingolstadt

DIPL.-ING. WERNER BAIER
Vorsitzender des Aufsichtsrats der WEBASTO AG Fahrzeugtechnik, Stockdorf

STEPHAN J. BARTH
Geschäftsführender Gesellschafter der Joh. Barth & Sohn GmbH & Co. Hopfenhandelsunternehmen, Nürnberg,

DIPL.-KFM. ULRICH BAUER
Geschäftsführender Gesellschafter der J. Bauer KG, Milchverarbeitung, Wasserburg am Inn

STAATSSEKRETÄR A. D.
ALFRED BAYER
Vorsitzender der Hanns-Seidel-Stiftung e.V., München

S.K.H. HERZOG MAX IN BAYERN
Tegernsee

LENNART BLECHER
President ABB Structured Finance, Zürich

DR. KLAUS PETER BLEYER
Vorsitzender des Aufsichtsrats der Mahle GmbH, Stuttgart

DR. JENS-JÜRGEN BÖCKEL
Mitglied der Geschäftsführung der Tengelmann-Holding, Mülheim

WILLY BOGNER
Geschäftsführender Gesellschafter der Willy Bogner GmbH & Co. KGaA, München

DIPL.-ING. CLAUS BOLZA-SCHÜNEMANN
Mitglied des Vorstandes der Koenig & Bauer Aktiengesellschaft, Würzburg

DR. GERHARD F. BRAUN
Geschäftsführender persönlich haftender Gesellschafter der Karl Otto Braun KG, Wolfstein

DETLEV BREMKAMP
Mitglied des Vorstands der Allianz Aktiengesellschaft, München

DR. RALF H. BUFE
Vorsitzender des Vorstands der Pfleiderer AG, Neumarkt

DIPL.-KFM. RAINER BURKHARD
Geschäftsführer der DR. JOHANNES HEIDENHAIN GmbH, Traunreut

FERDINAND GRAF
ZU CASTELL-CASTELL
persönlich haftender Gesellschafter Fürstlich Castell'sche Bank, Credit-Casse KGaA, Würzburg

DR. RER. POL. H. C.
HANS-DIETER CLEVEN
Vizepräsident der Generaldirektion der METRO HOLDING AG, Baar/Zug

HUBERT DIEHM
Gräfelfing

DR. REINHARD DÖRFLER
Hauptgeschäftsführer der Industrie- und Handelskammer für München und Oberbayern, München

DR. HERBERT DURACH
Geschäftsführer der Develey Holding GmbH & Co. Beteiligungs KG, Unterhaching

KONSUL OTTO ECKART
Geschäftsführender Gesellschafter der Unternehmensgruppe Otto Eckart GmbH & Co. Otec KG, München

DR. KARL-GERHARD EICK
Mitglied des Vorstands der Deutschen Telekom AG, Bonn

DR. HANS FEY
München

MINISTERIALDIREKTOR
GERHARD FLAIG
Amtschef des Bayerischen Staatsministeriums der Finanzen, München

DR. HANS HUBERT FRIEDL
München

DR. REINHARD FUCHS
Vorsitzender der Vorstände der WWK Lebensversicherung a. G. und WWK Allgemeine Versicherung AG, München

DR. KLAUS GEIGER
München

DR. PIERRE GERCKENS
Mitglied des Aufsichtsrats der Verlagsgruppe Georg von Holtzbrinck, Mitglied des Aufsichtsrats der Verlagsgruppe Handelsblatt GmbH, Düsseldorf

STAATSSEKRETÄR A. D.
STEPHAN GÖTZL
Hauptgeschäftsführer der Vereinigung der Bayerischen Wirtschaft e.V., Hauptgeschäftsführer des Verbands der Bayerischen Metall- und Elektro-Industrie e.V., München

KONSUL FRITZ HABERL
Mehrheitsgesellschafter der MAHAG Vertriebszentrum Haberl GmbH & Co. KG, München

ERIVAN KARL HAUB
Vorsitzender des Aufsichtsrats der Tengelmann-Holding, Mülheim (Ruhr)

DIPL.-ING. HANS-JAKOB HEGER
Geschäftsführender Gesellschafter der HegerGuss GmbH, Vorsitzender des Verbandes der Pfälzischen Metallindustrie, Enkenbach-Alsenborn

PROFESSOR DR. ING. E.H. HANS-OLAF HENKEL
Präsident der Wissenschaftsgemeinschaft Gottfried Wilhelm Leibniz, Berlin

PROF. DR. DRES. H.C. WOLFGANG A. HERRMANN
Präsident der Technischen Universität München, Freising

DR. CLAUS HIPP
Präsident der Industrie- und Handelskammer für München und Oberbayern, Gesellschafter der Hipp-Werk Georg Hipp GmbH & Co. KG, Pfaffenhofen/ilm

DR. PETER HOCH
München

VOLKER HOFMANN
Geschäftsführender Gesellschafter der Baywobau Unternehmensgruppe, München

DR. WALTER JAEGER
Sprecher der Führungskonferenz der Würth-Gruppe, Künzelsau

SIR PETER JONAS, C.B.E.
Staatsintendant der Bayerischen Staatsoper, München

DIPL.-KFM. HANS KAHLICH
Mitglied des Vorstands der Paul Hartmann AG, Heidenheim

PROF. DR. ANTON KATHREIN
Geschäftsführender pers. haftender Gesellschafter der KATHREIN-Werke KG, Vorsitzender des Aufsichtsrats der Grundig AG, Rosenheim

DR. HERBERT G. KLOIBER
Geschäftsführender Gesellschafter der Tele-München Fernseh GmbH & Co. Produktionsgesellschaft, München

KONSUL NIKOLAUS KNAUF
Geschäftsführender Gesellschafter der Gebr. Knauf Westdeutsche Gipswerke, Iphofen

DR. GEORG KOFLER
Vorsitzender der Geschäftsführung Premiere Medien GmbH & Co. KG, Unterföhring

FRANZ-JOSEF KORTÜM
Vorsitzender des Vorstands WEBASTO AG Fahrzeugtechnik, Stockdorf

MINISTERIALDIREKTOR DR. JOACHIM KORMANN
Amtschef des Bayerischen Staatsministeriums für Wirtschaft, Verkehr und Technologie, München

DR. ANDREAS KRETSCHMER
Geschäftsführer der Ärzteversorgung Westfalen-Lippe – Körperschaft des öffentlichen Rechts –, Münster

VOLKER KRONSEDER
Vorsitzender des Vorstands der KRONES AG, Neutraubling

PROF. DR. RER. NAT. EDWARD G. KRUBASIK
Mitglied des Vorstandes der Siemens AG, München

FRITZ KUHN
Mitglied des Vorstands der WELLA AG, Darmstadt

KLAUS LAMINET
Geschäftsführender Gesellschafter der Investa Unternehmensgruppe, München

DIPL.-VOLKSW. MANFRED LEIST
Vorsitzender des Vorstands der YTONG Holding Aktiengesellschaft, München

WOLFGANG LEY
Vorsitzender des Vorstands der ESCADA AG, Aschheim

DIPL.-KFM. ISOLDE LIEBHERR
Vizepräsidentin des Verwaltungsrates der Liebherr-International AG, Biberach/Riss

DR. STEFAN LIPPE
Vorsitzender des Vorstands der Swiss Re Germany Holding AG, München

GERHARD LUTHER
Vorsitzender des Vorstandes Bayerische Versorgungskammer, München

STAATSMINISTER A.D., HANS MAURER
Vorsitzender des Vorstandes der Bayerischen Landesstiftung, München

DIPL.-ING. HARTMUT MEHDORN
Vorsitzender des Vorstands der Deutsche Bahn AG, Frankfurt

OBERKIRCHENRAT DR. CLAUS MEIER
Mitglied des Landeskirchenrates der Evang.-Lutherische Kirche in Bayern, München

DR. GIULIO MERLANI
Delegierter des Verwaltungsrates der International Holding FIAT, Lugano-Paradiso

ERWIN MÜLLER
Geschäftsführer der Müller GmbH & Co. KG, Ulm

EUGEN MÜNCH
Vorsitzender des Vorstands
der Rhön-Klinikum AG,
Bad Neustadt/Saale

WERNER MÜTZEL
Geschäftsführender Gesellschafter
WEKA Firmengruppe GmbH & Co. KG,
Kissing/Friedberg

GEORG NOLTE
Vorsitzender des Aufsichtsrats
der Nolte möbel-industrie Holding
GmbH & Co. KGaA,
Germersheim

DR. HANS-PAUL OTTMANN
Geschäftsführender Gesellschafter
Südhausbau Gruppe
und Südhausbau-Projekte,
München

WILHELM PFEIFFER
Neubiberg

KLAUS A. PINCKERNELLE
Mitglied des Vorstandes
der Süd-Chemie AG,
München

SENATOR E. H. DR. ELMAR PRASCH
Feldafing

PROF. DR. H. C. HEINZ RIEHL
Riehl World training & consulting Inc.,
Fort Lauderdale, Florida/USA

DR. PETER RITTER
Geschäftsführender Gesellschafter
der Torpedo-Garage KG und
T-G Nutzfahrzeughandels-
gesellschaft mbH & Co. KG,
Kaiserslautern

DIPL.-PHYSIKER
RANDOLF RODENSTOCK
Persönlich haftender Gesellschafter
Optische Werke G. Rodenstock,
München

DR. RER. POL. ROBERT SCHMIDT
Vorsitzender der Geschäftsleitung
V. Fraas AG & Co. Wüstenselbitz,
Helmbrechts

DR. DETLEF SCHNEIDAWIND
Mitglied des Vorstands der Münchener
Rückversicherungs-Gesellschaft AG,
München

MINISTERIALDIREKTOR A. D.
MICHAEL SCHNEIDER
stellvertretender Vorsitzender
des Vorstandes der
LfA Förderbank Bayern,
München

STEFAN SCHÖRGHUBER
Vorsitzender des Zentralvorstandes
der Schörghuber Stiftung & Co.
Holding KG,
München

DR. HELMUT SCHOLZ
Gräfelfing

SENATOR H. C. DR. MANFRED SCHOLZ
Mitglied des Aufsichtsrats der
Haindl Papier GmbH & Co. KG,
Augsburg

PROFESSOR DR. WILHELM SIMSON
Vorsitzender des Vorstands
der E.ON AG,
Düsseldorf

DIPL.-ING.,
DIPL.-WIRTSCH.-ING. HERIBERT SPÄTH
Geschäftsführender Gesellschafter
Späth-Liebergesell GmbH & Co. KG,
München

DIPL.-KAUFMANN HUBERT STÄRKER
Geschäftsführender Gesellschafter
der ZEUNA STÄRKER GmbH & Co. KG,
Augsburg

DR. WALTER STAHL
Gesellschafter der Firmengruppen
Richter + Frenzel und ARRI AG,
Aschheim

GENERALKONSULIN BARBARA STEINLE
Steinle Unternehmensgruppe,
München

WILLY R. STROTHOTTE
Präsident der Glencore
International AG,
Baar

ERNST SUSANEK
Vorsitzender der Geschäftsführung
der ZEPPELIN GmbH,
Garching

DIETER TEICHMANN
Mitglied des Vorstands
Bayerische Versorgungskammer,
München

JAVIER VALLS TABERNER
Presidente del Consejo Banco
Popular Espanol,
Madrid

INNEGRIT VOLKHARDT
Geschäftsführende Gesell-
schafterin Hotel Bayerischer Hof,
Gebr. Volkhardt,
München

DR. RER. POL.
PETER-ALEXANDER WACKER
Sprecher der Geschäftsführung
der Wacker Chemie GmbH,
München

DR. WOLFGANG WAGNER
Geschäftsführender Gesellschafter
der Frenzelit-Werke GmbH & Co. KG,
Bad Berneck

PROFESSOR DR. H. C. IGNAZ WALTER
Vorsitzender des Aufsichtsrats
der WALTER BAU-AG,
Augsburg

ALBERT WEBER
Persönlich haftender Gesellschafter
der Dehner GmbH & Co. KG,
Rain

DR. WOLFGANG WEILER
Mitglied der Vorstände
der HUK-Coburg Versicherungsgruppe,
Coburg

DR. KARL HEINZ WEISS
Kanzlei Weiss, Walter, Fischer-Zernin,
München

PROFESSOR DR.-ING.
GERHARD ZEIDLER
Vorsitzender der Vorstände
DEKRA e.V. und DEKRA AG,
Stuttgart

DR. WILFRIED ZIMMERMANN
Großhansdorf

Stand: 15. Februar 2002

Wichtige Begriffe kurz erklärt*

ACQUISITION & BUY-OUT-FINANCE
Finanzierung von Unternehmenskäufen, auch auf dem Wege von → Management-Buy-Outs.

ACQUISITION & LEVERAGED-FINANCE
Finanzierung von Unternehmenstransaktionen – Wechsel der Eigentumsverhältnisse – unter Einsatz von Eigen- und Fremdmitteln.

ADRESSRISIKO (ADRESSAUSFALLRISIKO)
Gefahr des teilweisen oder vollständigen Ausfalls einer von einem bestimmten Geschäftspartner vertraglich zugesagten Leistung.

* Das vollständige Lexikon mit wichtigen Begriffen der Finanzdienstleistungs-Branche können Sie gerne bestellen

AFS (AVAILABLE FOR SALE = ZUR VERÄUSSERUNG VERFÜGBARE FINANZIELLE VERMÖGENSWERTE)
Finanzielle Vermögenswerte, bei denen es sich nicht um vom Unternehmen ausgereichte Kredite und Forderungen, um zu Handelszwecken gehaltene Finanzinstrumente oder um → HtM-Finanzinstrumente handelt. Unter die AfS-Finanzinstrumente fallen vor allem festverzinsliche Wertpapiere, die nicht bis zur Endfälligkeit gehalten werden können oder sollen, sowie Eigenkapitalinstrumente, die nicht → HtM-Bestände sein können, da es ihnen an einer Endfälligkeit fehlt.

ASSET-BACKED-SECURITIZATION (ABS)
In den USA Mitte der 80er-Jahre entwickeltes Instrument der »Forderungsgestützten Verbriefung«, also der Umwandlung von Buchkrediten in Wertpapiere.

ASSETKLASSE
Vermögenskategorie bzw. -gattung. Darunter versteht man eine weit definierte Kategorie finanzieller Aktiva, wie beispielsweise Aktien, festverzinsliche Wertpapiere oder Immobilien.

ASSET MANAGEMENT
Treuhänderische Verwaltung von Vermögen für Kunden wie zum Beispiel Unternehmen, Banken, Versicherungen, Pensionskassen und Privatpersonen im In- und Ausland. Die Vermögensverwaltung umfasst insbesondere das Management von Fonds und → Portfolios mit Anlagen in Aktien, Renten, Cash und Immobilien.

BANKASSURANCE
Ganzheitliches Geschäftsmodell, wobei Bankprodukte und klassische Versicherungsprodukte wechselseitig vertrieben werden.

BENCHMARKING
(= Bezugsmarke, Maßstab) Systematischer Vergleich von betrieblichen Prozessen/Ergebnissen mit den entsprechenden anderer Firmen bzw. Vergleich eines Unternehmens mit dem am Markt erfolgreichsten und dem Ziel, das Standing eines Unternehmens im Wettbewerb zu markieren.

BIZ-QUOTE
(BIZ = Bank für internationalen Zahlungsverkehr) Quote, die das Verhältnis der Eigenmittel nach der Baseler Eigenmittelempfehlung von 1988 zur Summe aus den Risikoaktiva und dem 12,5fachen der → Marktrisikopositionen ausdrückt.

BOOKBUILDING
Verfahren zur Preisfeststellung bei der Emission neuer Aktien aus einem Börsengang oder einer Kapitalerhöhung. Da für die neuen Aktien kein fester Preis, sondern eine Preisspanne genannt wird, können innerhalb dieser limitierte oder unlimitierte Kaufangebote abgegeben werden. Am Ende der Zeichnungsfrist wird der Preis als endgültiger Emissionspreis festgelegt, zu dem die größte Nachfrage vorhanden war.

BONDS
Angelsächsischer Begriff für festverzinsliche Wertpapiere bzw. Schuldverschreibungen.

BONITÄT
Maßstab für die Kreditwürdigkeit von Anleihe-Emittenten. Je schlechter die Bonität von den Marktteilnehmern eingeschätzt wird, desto höher sind die Zinsen, die als Risikoprämie vom Emittenten gezahlt werden müssen.

B2B UND B2C
B2B: Business to business. Geschäftsbeziehungen zwischen Unternehmen, die meist über das Internet, auf virtuellen Marktplätzen, abgewickelt werden.

B2C: Business to customer. Geschäftsbeziehungen zwischen Unternehmen und Endverbrauchern, den Consumern, die meist über das Internet abgewickelt werden.

CLEARING
Über Clearingstellen werden Forderungen und Verbindlichkeiten zwischen Kreditinstituten untereinander verrechnet.

CONSUMER FINANCE
Umfassender Begriff von Finanzierungen für Konsumenten, zum Beispiel Konsumentenkredite.

CONTROL ASSESSMENT/ OPERATIONAL RISK
Fragebogengestützte Ermittlung der Kontroll- und Prozessqualität in den Unternehmensbereichen/Konzerntöchtern.

CORPORATE CENTER
Im Group Corporate Center der HVB Group, das den Konzernvorstand unterstützt, werden konzernweite Steuerungs- und Controllingfunktionen (zum Beispiel Recht, Rechnungswesen, Revision, Risikocontrolling) zusammengefasst.

CORPORATE-BOND-MARKT
Markt für Unternehmensanleihen.

CORPORATE CITIZENSHIP
Umschreibt die unternehmerische Verpflichtung, zum Gemeinwohl durch soziale, kulturelle oder ökologische Aktivitäten beizutragen.

CORPORATE-FINANCE
Unternehmensfinanzierung über Eigen- und/oder Fremdkapital; umfasst einerseits Projekt- und → Acquisition & Leveraged-Finance, andererseits das Geschäft in den Bereichen Going-Public, → Mergers & Acquisitions, → Asset- und → Mortgage-Backed-Securitization.

CORPORATE GOVERNANCE
Corporate Governance bezeichnet den rechtlichen und faktischen Rahmen für die Leitung und Überwachung von Unternehmen. Corporate-Governance-Regelungen dienen der Transparenz und stärken damit das Vertrauen in eine verantwortliche, auf Wertschöpfung gerichtete Unternehmensleitung und Kontrolle.

COST-INCOME-RATIO
Verhältnis zwischen den Verwaltungsaufwendungen und der Summe aus Zinsüberschuss, Provisionsüberschuss, Handelsergebnis und Saldo sonstiger betrieblicher Erfolg; eine niedrige Cost-Income-Ratio ist Ausdruck einer hohen Produktivität.

COURTAGE
Gebühr, die der Börsenmakler für die Vermittlung der Börsengeschäfte erhält; meist in Prozent oder Promille des Kurswertes, seltener im festen Satz je Stück.

CREDIT-SPREAD
Höhe des Aufschlags, den ein Unternehmen auf Grund seines spezifischen Bonitäts- und Risikoprofils gegenüber Staatsanleihen bei der Finanzierung über den Kapitalmarkt zahlen muss.

CUSTOMER-RELATIONSHIP-MANAGEMENT
Feststehender Begriff für eine EDV-unterstützte Pflege der Kundenbeziehung.

DERIVATE
Finanzinstrumente, die von originären, am Kassamarkt gehandelten Anlageinstrumenten (zum Beispiel Aktien, Anleihen, Devisen) abgeleitet werden; deren Bewertung bestimmt sich überwiegend durch Preis, Preisschwankungen und -erwartungen der zugrunde liegenden Ausgangsinstrumente; bekannteste Derivate sind → Swaps, → Optionen, → Futures.

DIGITALE SIGNATUR
Das elektronische Pendant zur handschriftlichen Signatur. Sie wird mittels Einsatzes spezieller Verschlüsselungstechnik erzeugt und ermöglicht dadurch die Überprüfung eines elektronischen Dokuments auf eventuell erfolgte Manipulationen durch Unbefugte.

E-COMMERCE/E-BUSINESS
In einer weiten Definition werden mit E-Commerce/E-Business alle Geschäftsprozesse in Verbindung gebracht, deren Abwicklung durch das Internet unterstützt oder ersetzt wird.

EIGENKAPITALRENTABILITÄT
Kennzahl der Bilanzanalyse, bei der entweder der Jahresüberschuss oder eine Vorsteuer-Erfolgsgröße (zum Beispiel Gewinn vor Steuern) zum durchschnittlichen Eigenkapital in Beziehung gesetzt wird; gibt an, wie sich das von dem Unternehmen bzw. den Eigentümern eingesetzte Kapital verzinst hat.

EIGENMITTEL GEMÄSS BIZ
(BIZ = Bank für internationalen Zahlungsverkehr) Die bankaufsichtsrechtlichen Eigenmittel sind durch die Eigenmittelempfehlung des Baseler Ausschusses für Bankenaufsicht vom Juli 1988 geregelt. Sie setzen sich aus dem haftenden Eigenkapital und den Drittrangmitteln zusammen. Das haftende Eigenkapital besteht aus Kernkapital (vor allem aus gezeichnetem Kapital und aus Rücklagen) und aus Ergänzungskapital (insbesondere Genussrechtskapital, nachrangigen Verbindlichkeiten, Vorsorgereserven nach § 340 f HGB und Neubewertungsreserven in Wertpapieren und Immobilien).

eDEPOT
Ein Online-Depot, das Online-Trading für Direkt- und Vermittlerkunden ermöglicht.

EMERGING MARKETS
Durch überdurchschnittliche Wachstumsdynamik gekennzeichnete Entwicklungsländer, die im Gegensatz zu Ländern mit geschlossenen, stagnierenden oder unbedeutenden Märkten ein attraktives Marktpotenzial bestimmter Größe aufweisen.

EMISSION
Ausgabe von Wertpapieren; die Emission erfolgt entweder auf direktem Wege (Selbstemission) oder durch Vermittlung von Kreditinstituten (Fremdemission). Das Kreditinstitut führt dabei entweder den Verkauf kommissionsweise für Rechnung des Emittenten durch oder übernimmt die Wertpapiere zu einem festen Kurs und bietet sie zu einem höheren Kurs dem Publikum an (Platzierung).

EQUITY-METHODE
Konsolidierungsmethode in der Konzernrechnungslegung; anteilige Jahresüberschüsse insbesondere von assoziierten Unternehmen in der Konzernbilanz werden in der Konzern-Gewinn- und Verlustrechnung im Zinsüberschuss als Beteiligungserträge übernommen und dem Buchwert der Beteiligung zugeschrieben; Ausschüttungen werden dagegengerechnet.

FAIR VALUE
(= beizulegender Zeitwert) ist der Betrag, zu dem zwischen sachverständigen, vertragswilligen und voneinander unabhängigen Geschäftspartnern ein Vermögenswert getauscht oder eine Schuld beglichen werden könnte.

FORFAITIERUNG
Ankauf von (Export-)Forderungen, denen Warenlieferungen oder Dienstleistungen zugrunde liegen, unter Ausschluss des Rückgriffs auf vorherige Forderungseigentümer im Nichtzahlungsfall.

FREMDFONDSFÄHIG(ES DEPOT)
Fremdfonds sind nicht konzerneigene Fonds; wenn in einem Depot auch Fremdfonds verwaltet werden können, so ist dieses Depot fremdfondsfähig.

FRISTENTRANSFORMATION
Umfasst die professionelle Steuerung der unterschiedlichen Fälligkeiten und der damit verbundenen unterschiedlichen Verzinsungen von Aktiv- und Passivpositionen in der Bankbilanz. Dabei werden sowohl die aktuellen als auch die für die Zukunft erwarteten Marktzinskurven und Fälligkeitsstrukturen berücksichtigt. Das Fristentransformationsergebnis spiegelt den Ergebnisbeitrag aus bewusstem Eingehen von Zinsänderungsrisiken wider.

FUNDS OF FUNDS (DACHFONDS)
Fonds, die ihre Mittel in Unterfonds, also in Anteilscheine anderer Fonds anlegen.

FUTURES
Börsengehandelte Terminkontrakte, sowohl Fremdwährungs- als auch Zinsfutures. Bei Futurekontrakten werden im Gegensatz zu → Termingeschäften Basiswerte, Nominalbeträge und Fälligkeiten von der Terminbörse festgelegt. Im Gegensatz zum Terminmarkt findet ein tägliches → Mark(ed)-to-Market der Position durch die Börse statt.

GOODWILL
Geschäfts- oder Firmenwert ist der Betrag, den ein Erwerber eines Unternehmens unter Berücksichtigung künftiger Ertragserwartungen (= Ertragwert) über den Wert der einzelnen Vermögensgegenstände nach Abzug der Schulden (= Substanzwert) hinaus zu zahlen bereit ist.

HEDGING
Absicherung bestehender oder künftiger Positionen gegen Risiken (zum Beispiel Kurs- und Zinsänderungsrisiken). Zu einer Position wird eine Gegenposition aufgebaut und so das Risiko ganz oder teilweise ausgeglichen.

HTM (HELD TO MATURITY = BIS ZUR ENDFÄLLIGKEIT ZU HALTENDE FINANZINVESTITIONEN)
Von Dritten erworbene finanzielle Vermögenswerte, die eine feste Laufzeit sowie feste oder bestimmbare Zahlungen haben und bei denen Durchhalteabsicht und Durchhaltefähigkeit bis zur Endfälligkeit besteht.

HYBRID-KAPITAL-TRANSAKTION (HYBRID CAPITAL)
Emissionen in Form von Vermögenseinlagen stiller Gesellschafter oder Vorzugsaktien, die unter Einschaltung einer konzernangehörigen Zweckgesellschaft begeben werden und bankaufsichtsrechtlich als Kernkapital anerkannt sind.

IDENTRUS
Von weltweit führenden Finanzinstitutionen gegründete Gesellschaft, die einen rechtlichen und technischen Rahmen zum globalen Einsatz von elektronischen Signaturen für vertrauenswürdigen Business-to-Business → E-Commerce zur Verfügung stellt.

INDEXZERTIFIKAT
Bildet die Kursentwicklung eines definierten Index, zum Beispiel DAX, ab – in der Regel partizipiert der Anleger zu 100% an den entstehenden Kursgewinnen und -verlusten des Index. Indexzertifikate sind börsennotierte Wertpapiere, jedoch keine Investmentfonds, und haben meistens eine feste Laufzeit.

INTERNATIONAL ACCOUNTING STANDARDS (IAS)
IAS werden vom IASC (International Accounting Standards Committee), einer internationalen Fachorganisation, die von mit Rechnungslegungsfragen befassten Berufsverbänden getragen wird, herausgegeben. Ziel ist es, eine transparente und vergleichbare Rechnungslegung auf internationaler Basis zu schaffen.

INTERNE GESCHÄFTE
Geschäfte, die von Konzerneinheiten innerhalb eines Unternehmens oder zwischen Unternehmen innerhalb eines Konzerns zu marktüblichen Konditionen getätigt werden.

INVESTOR RELATIONS (IR)
Aufgabe eines IR-Teams ist die Kapitalmarktkommunikation mit den Aktionären und den Finanzanalysten. Im Mittelpunkt stehen Informationen über Strategien, finanzielle Kennzahlen und die zentralen → Werttreiber eines Unternehmens.

IPO (INITIAL PUBLIC OFFERING)
IPO steht für den administrativen Vorgang der Erstemission von Aktien am Primärmarkt. Mit einem IPO sind im Allgemeinen eine Börsenzulassung des Aktienkapitals und die Aufnahme der Börsennotierung verbunden.

JUMBO-PFANDBRIEFE
Pfandbriefe mit einem Emissionsvolumen von mehr als 500 Mio €; es handelt sich um Öffentliche Pfandbriefe (zur Refinanzierung von Kommunaldarlehen) oder um Hypothekenpfandbriefe (zur Refinanzierung von Immobiliendarlehen).

KAPITALGEDECKTE ALTERSVORSORGE
Die im Rahmen der Rentenreform vom Staat unterstützte Förderung auf bestimmte Anlagemodelle.

KERNKAPITALALLOKATION
Zuordnung von Kernkapital auf die Segmente (zum Beispiel die Unternehmensbereiche).

KONSORTIALFÜHRER
Ein Kreditinstitut oder ein anderes Wertpapierdienstleistungsunternehmen, das den Emittenten bei der Börseneinführung berät und von dem Emittenten mit der Leitung eines Konsortiums und der Platzierung der Aktien beauftragt ist. Der Emittent kann auch mehrere Kreditinstitute oder Wertpapierdienstleistungsunternehmen mit der Konsortialführung beauftragen.

KÖRPERSCHAFTSTEUER-ANRECHNUNGSGUTHABEN
Als Körperschaftsteuer-Anrechnungsguthaben wurde die anrechenbare Körperschaftsteuer in Höhe von $3/7$ der Bardividende verstanden, die der inländische Anteilseigner im Rahmen seiner Steuererklärung auf die persönliche Einkommensteuer-Schuld verrechnen konnte. Durch den Systemwechsel im deutschen Steuerrecht hin zum Halbeinkünfteverfahren unterliegt – beginnend mit der Dividendenzahlung im Jahr 2002 für das Jahr 2001 – nur noch die Hälfte der Bardividende der Besteuerung.

KREDITDERIVATE
Derivative Finanzinstrumente, die einem Beteiligten des Geschäfts (dem Risikoverkäufer bzw. Sicherungsnehmer) erlauben, das Kreditrisiko einer Forderung oder eines Wertpapiers an einen anderen (den Risikokäufer bzw. Sicherungsgeber) gegen Zahlung einer Prämie zu transferieren. Der Risikokäufer trägt somit das Kreditrisiko der Forderung oder des Wertpapieres, ohne dieses tatsächlich erwerben zu müssen.

LONG TERM INCENTIVE (LTI)
Eine aktienorientierte Gehaltskomponente, die grundsätzlich erst nach dreiJahren Betriebszugehörigkeit ausgezahlt wird. Dem Mitarbeiter wird zugesagt, dass er nach Ablauf von drei Jahren eine Barzahlung im Gegenwert einer bestimmten Anzahl von virtuellen HypoVereinsbank-Aktien erhält. Der Wert des LTI ändert sich also im selben Umfang, in dem sich der Kurs der virtuellen HypoVereinsbank-Aktie ab dem Zeitpunkt der Zusage verändert. Die Zahl der Phantom Stocks wird bei der Zusage festgelegt. Die Steuerung erfolgt erst bei Auszahlung.

MANAGEMENT-BUY-OUT
Übernahme eines Unternehmens durch das in dem erworbenen Unternehmen tätige Management.

MARK(ED)-TO-MARKET
Tägliche oder laufende Bewertung aller Positionen mit ihrem Marktwert.

MARKET MAKER
Stellt jederzeit Geld- und Briefkurse für den An- und Verkauf des von ihm betreuten Wertpapiers und stellt somit dessen Liquidität sicher.

MARKTRISIKOPOSITION
Die Marktrisikoposition im Sinne des Grundsatz I umfasst die Fremdwährungs-, Rohwaren- und Optionsrisiken sowie die Risikopositionen des Handelsbuchs wie zins- und aktienkursbezogene Risiken sowie → Adressausfallrisiken des Handelsbuchs.

MERGERS & ACQUISITIONS (M & A)
Vermittlung von Zusammenschlüssen und Aufkäufen von Unternehmen oder Teilen davon und die damit verbundene Beratung von Käufern und Verkäufern.

MEZZANINE-DARLEHEN
Ein gegenüber Bankdarlehen nachrangiges Finanzierungsinstrument, das vor allem bei Leveraged Buy-Outs als Finanzierungsbestandteil verwendet wird. Das auf Grund der Nachrangigkeit in der Regel höhere Risiko für den Kreditgeber wird durch eine entsprechend attraktivere Verzinsung sowie üblicherweise durch eine Option auf eine Beteiligung am Eigenkapital des erworbenen Unternehmens kompensiert.

MOBILE COMMERCE
→ E-Commerce mit drahtlosen, internetfähigen Geräten wie WAP-Handys, Webpads oder PDAS.

MORTGAGE-BACKED-SECURITIZATION (MBS)
1970 in den USA eingeführte Finanzinnovation nach dem gleichen Grundprinzip wie die → Asset-Backed-Securitization (ABS), wobei MBS nur die Verbriefung von Hypothekenkrediten bezeichnet, ABS jedoch alle sonstigen Forderungsarten.

NACHHALTIGKEITSMANAGEMENT
Teil der Unternehmensstrategie, der durch Nutzen der Chancen und Vermeiden von Risiken, die sich aus ökonomischen, ökologischen und sozialen Entwicklungen ergeben, den → Shareholder-Value langfristig steigert.

OPERATIONAL RISK
Risiko von unerwarteten Verlusten durch menschliches Versagen, fehlerhafte Managementprozesse, Natur- und sonstige Katastrophen, Technologieversagen und Änderungen im externen Umfeld.

OPTION
Eine Option gewährt dem Käufer das Recht, eine festgelegte Menge eines bestimmten Basiswertes (zum Beispiel Aktien oder Währungen) von einem Vertragspartner (= Stillhalter) zu einem beim Abschluss bestimmten Preis (= Strike) zu kaufen (= Call) oder zu verkaufen (= Put). Die Ausübung der Option findet entweder zu einem vorher festgelegten Zeitpunkt (= europäische Option) oder bis zu diesem Zeitpunkt (= amerikanische Option) statt; für dieses Recht zahlt der Käufer eine Optionsprämie.

OTC-INSTRUMENTE (OTC = OVER-THE-COUNTER)
Finanzinstrumente, die nicht standardisiert sind und nicht an einer Börse, sondern direkt zwischen den Marktteilnehmern gehandelt werden.

PERFORMANCE (EINES INVESTMENTFONDS)
Wertentwicklung; diese wird meist auf eine bestimmte Referenzperiode (zum Beispiel 1,5 oder zehn Jahre) bezogen und in Prozent ausgedrückt; sie spiegelt die Leistung des Managements eines Fonds wider.

PORTFOLIO
Die Gesamtheit der Anlagen einer Person oder Gesellschaft; enthält meist verschiedene Vermögenswerte (zum Beispiel Aktien, Fondsanteile, Renten, Immobilien).

PRIVATE EQUITY
Vorbörsliches Beteiligungskapital (Eigenkapital), das über Fondskonstruktionen am Kapitalmarkt eingesammelt und anschließend für Unternehmensbeteiligungen in späteren Unternehmensphasen verwendet wird.

PROJECT & ASSET-BASED-FINANCING
Finanzierung einer selbstständig lebensfähigen, wirtschaftlichen Einheit, bei der nicht die Projekt tragenden Unternehmen (Sponsoren), sondern allein der Cashflow des Projektes den erforderlichen Kapitaldienst aufbringen muss; hier steht im Gegensatz zur herkömmlichen Kreditfinanzierung, bei der die Bonität des Unternehmers wesentlich ist, die Bonität bzw. die Rentabilität des zu finanzierenden Projektes im Vordergrund.

RATING
Bonitätsurteil eines Finanztitels (Emissions-Rating) oder eines Schuldners (Emittenten-Rating), das durch unabhängige Ratingagenturen vergeben wird.

REAL-ESTATE-INVESTMENT-BANKING
Begleitet einerseits große Immobilieninvestitionen und -transaktionen in den Markt – mit Bereitstellung von Eigen- und Fremdkapital (Structured-Finance) sowie mit Dienstleistungen (Real-Estate M&A, Financial Advisory) –, verkauft andererseits die generierten Immobilienfinanzierungs-Risiken über Syndication, Direct-Placement oder Securitization am Kapital- und Kreditzweitmarkt.

REAL-ESTATE-STRUCTURED-FINANCE
Ein Geschäftsbereich des → Real-Estate-Investment-Banking; beinhaltet die Strukturierung von komplexen und großvolumigen Immobilienfinanzierungen, einschließlich Off-Balance- und Leasingfinanzierungen, sowie die Finanzierung von Immobilienunternehmens- und -portfolioakquisitionen.

REFERENZAKTIVUM (EINES KREDITDERIVATS)
Bildet als Teil eines Kreditderivatevertrages den Vermögensgegenstand (zum Beispiel Kredit oder Wertpapier) nach, dessen Kreditrisiken abgesichert werden sollen.

RELATIONSHIP-BANKING
Regionale, flächendeckende Kundenbetreuung und -beratung; fokussiert auf den mittleren und gehobenen Mittelstand sowie ausgewählte Wachstums-Unternehmen.

RETAIL-BANKING
Angelsächsischer Begriff für das breite Privatkundengeschäft.

RISIKOADJUSTIERTES PRICING
Um auch im klassischen Kreditgeschäft die erforderliche Verzinsung des eingesetzten Eigenkapitals sicherzustellen, passen Banken die Höhe der Marge dem jeweiligen Risikoprofil eines Kreditnehmers an: je geringer die Bonität, desto höher der geforderte Zinssatz.

RISIKOAKTIVA
Um die → Adressausfallrisiken des Anlagebuches, die aus der unterschiedlichen Bonität der Emittenten bzw. Geschäftspartner resultieren, aufsichtsrechtlich abbilden zu können, werden Bilanzaktiva, außerbilanzielle Geschäfte (zum Beispiel Bürgschaften und Garantien für Bilanzaktiva) sowie → Termingeschäfte, → Swaps und → Optionsrechte mit – von der Bonitätsklasse der Emittenten bzw. Geschäftspartner abhängigen – (Bonitäts-) Gewichtungsfaktoren risikogewichtet. Diese risikogewichteten Aktiva sind im Grundsatz I mit 8% haftendem Eigenkapital zu unterlegen (zu den Risiken im Handelsbuch → Marktrisikoposition).

RISIKOCONTROLLING
Laufende Risikomessung und -überwachung inklusive Methodenentwicklung sowie entsprechende Risikoanalyse/Berichtswesen durch neutrale, unabhängige Einheit.

RISIKOMANAGEMENT
Operative Geschäftssteuerung spezifischer Portfolien unter Risiko-Rendite-Gesichtspunkten.

RISK ASSESSMENT/OPERATIONAL RISK
Bestandsaufnahme wesentlicher → Operational Risks der Bank nach verschiedenen Risikokategorien und nach Einzelrisiken mit dem Zweck der Ermittlung und Bewertung bereichsspezifischer Risikoprofile (Risikoidentifikation).

SECURITIZATION
Beschaffung von Finanzierungsmitteln durch die wertpapiermäßige Unterlegung bzw. Umwandlung von Forderungen, zum Beispiel Anleihen. Ziel ist dabei vor allem, diese Forderungen über organisierte Kapitalmärkte (zum Beispiel Börse) handelbar zu machen. Der Kapitalgeber und somit Erwerber der verbrieften Forderung übernimmt das Risiko von Marktpreisschwankungen des Wertpapiers sowie den Kreditausfall; der Kapitalnehmer (= Schuldner) muss seine Bonität öffentlich nachweisen durch regelmäßige Berichterstattung bzw. einer möglichst guten Einstufung durch eine Ratingagentur.

SEGMENTBERICHTERSTATTUNG
Aufspaltung der aggregierten Konzernwerte auf einzelne Segmente, zum Beispiel Unternehmensbereiche oder geografische Regionen; ermöglicht Rückschlüsse auf die Entwicklung in den einzelnen Segmenten und deren Beitrag zum Konzernergebnis.

SHAREHOLDER-VALUE
Steigerung des Unternehmenswertes für den Aktionär. Die Wertsteigerung wirkt sich in einer Verbesserung des Aktienkurses und/oder Erhöhung der Dividendenzahlung aus.

SPREAD
Auf-/Abschlag gegenüber einem bestimmten Referenzzinssatz.

SWAP
Tausch von festen und variablen Zinsverpflichtungen (= Zinsswap) bzw. Tausch von Festsatzverbindlichkeiten in unterschiedlichen Währungen (= Währungsswap).

SYNDIZIERTE KREDITE
Großvolumige Kredite, die über ein Bankenkonsortium vergeben werden; durch die → Syndizierung (die Bildung eines Bankenkonsortiums) wird das Kreditrisiko auf mehrere Banken verteilt.

SYNDIZIERUNG
Kreditvergabe (→ syndizierte Kredite) oder Wertpapieremission (Anleihen oder Aktien) unter Einschaltung eines → Konsortiums.

SYNTHETIC-MORTGAGE-BACKED-SECURITIZATION (SMBS)
(= Verbriefung von Immobilienrisiken); hierbei verbleiben die Forderungen in der Bilanz des Risikoverkäufers; das Risiko wird in Form von Kreditderivaten oder strukturierten Garantien ausplatziert.

TERMINGESCHÄFTE
Bei Termingeschäften fallen – im Gegensatz zu den Kassageschäften – die Zeitpunkte des Vertragsabschlusses und der Vertragserfüllung auseinander; hier wird der Kauf bzw. Verkauf von Finanzprodukten zu einem festgelegten Termin und zu einem fixierten Preis vereinbart; man unterscheidet zwischen bedingten (= → Optionen) und unbedingten Termingeschäften (= → Futures).

THESAURIERUNG
Einbehaltung von Gewinnen zur Finanzierung eines Unternehmens aus eigener Kraft.

TOTAL-RETURN-PRODUKTE
Finanzanlagen, die – im Gegensatz zur traditionellen Orientierung an einer → Benchmark (zum Beispiel einem Aktienindex) – absolute Ertragsziele unabhängig von der Marktentwicklung anstreben.

TRANSACTION-BANKING
Angebot von komplexen kapitalmarktorientierten Finanzprodukten und Beratungsleistungen.

VALUE-AT-RISK
Methode zur Risikoquantifizierung; misst die potenziellen künftigen Verluste, die innerhalb eines vorgegebenen Zeitraums und mit einer bestimmten Wahrscheinlichkeit nicht überschritten werden.

VALUE PROPOSITION
Einerseits das Leistungsversprechen an den Kunden, andererseits der Wertschöpfungsanspruch, mit dem ein Unternehmen an die Kapital- und Finanzmärkte tritt.

VENTURE CAPITAL
Zurverfügungstellung von haftendem Kapital über einen bestimmten Zeitraum, häufig verbunden mit unternehmerischer Beratung des kapitalnehmenden Unternehmens. Die Bereitstellung des Kapitals wird im Gegensatz zur Kreditvergabe (Kredit) nicht vom Vorhandensein beleihungsfähiger Kreditsicherheiten abhängig gemacht, sondern allein von den geschätzten Ertragschancen.

VOLATILITÄT
Gibt die Streuung des Basiswertes, zum Beispiel einer Aktie, um seinen Mittelwert, zum Beispiel einen Index, über einen festgelegten Zeitraum an und gilt als Kriterium zur Beurteilung des Risikos des Basiswertes. Je höher die Volatilität eines Finanzinstruments ist, desto größer ist das damit verbunde Risiko, aber auch die Chance, höhere Gewinne zu realisieren.

WERTTREIBER (VALUE DRIVERS)
Geschäftsfelder, die zur Steigerung des Unternehmenswertes im besonderen Maße beitragen.

WORKOUT IMMOBILIEN
Ein Unternehmensbereich mit erfahrenen Kreditspezialisten, in dem problembehaftete Finanzierungen mit dem Ziel des Abbaus durch Sanierung oder Verkauf zusammengefasst werden.

Register

Fett gedruckte Ziffern beziehen sich

Fett gedruckte Ziffern beziehen sich
auf die Seitenzahlen des Finanzbericht[illegible]

TERMINE 2002

Eckdaten zum Jahresabschluss 2001	20. Februar 2002
Bilanzpressekonferenz zum Jahresabschluss 2001	21. März 2002
Analystenkonferenz zum Jahresabschluss 2001	21. März 2002
Hauptversammlung	23. Mai 2002
ICM Internationales Congress Center München	
Neue Messe München Riem, 81823 München	
Zwischenbericht zum 31. März 2002	Erscheinungstermin: 23. Mai 2002
Zwischenbericht zum 30. Juni 2002	Erscheinungstermin: 25. Juli 2002
Zwischenbericht zum 30. September 2002	Erscheinungstermin: 24. Oktober 2002

TERMINE 2003

Eckdaten zum Jahresabschluss 2002	19. Februar 2003
Bilanzpressekonferenz zum Jahresabschluss 2002	27. März 2003
Analystenkonferenz zum Jahresabschluss 2002	27. März 2003
Hauptversammlung	14. Mai 2003
ICM Internationales Congress Center München	
Neue Messe München Riem, 81823 München	
Zwischenbericht zum 31. März 2003	Erscheinungstermin: 14. Mai 2003
Zwischenbericht zum 30. Juni 2003	Erscheinungstermin: 24. Juli 2003
Zwischenbericht zum 30. September 2003	Erscheinungstermin: 23. Oktober 2003

ANSPRECHPARTNER

Wenn Sie Fragen zum Geschäftsbericht haben, wenden Sie sich bitte an unseren Bereich Group Investor Relations:

Telefon (089) 378-2 52 76
Telefax (089) 378-2 40 83
E-mail: ir@hvbgroup.com

Wichtige Unternehmensnachrichten können Sie unmittelbar nach Veröffentlichung unter www.hvbgroup.com abrufen. Sie können sich hier ebenfalls für unseren E-mail-Abo-Service registrieren.

VERÖFFENTLICHUNGEN FÜR UNSERE AKTIONÄRE

Geschäftsbericht (deutsch/englisch) Kurzfassung und Langfassung

Zwischenberichte (deutsch/englisch) zum 1., 2. und 3. Quartal

Human Resources Bericht (erscheint im Sommer 2002)

Umweltbericht (erscheint im Sommer 2002)

Lexikon (»Wichtige Begriffe des Geschäftsberichts kurz erklärt«)

Aktuelles Filialverzeichnis siehe Internet unter www.hypovereinsbank.de/filialen oder www.hypovereinsbank.com/branches (englisch)

BESTELLUNGEN

Wenn Sie weitere Exemplare des Geschäftsberichts oder eine der hier angegebenen Publikationen beziehen möchten, wenden Sie sich bitte an:

HypoVereinsbank
Service Berichtswesen
Telefon (089) 89 50 60 75
Telefax (089) 89 50 60 30

Herausgeber
Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Sitz München
80311 München
www.hvbgroup.com
Registergericht: München HRB 421 48

Gestaltung: Gottschalk+Ash Int'l
Bildstrecke: Baader Hermes/Y & R,
Giovanni Castell (Foto)
Porträts: Andreas Teichmann
Satz: Max Vornehm GmbH
Druck: Druckerei Kriechbaumer

Druckfreigabe: 14. 3. 2002
Auslieferung: 21. 3. 2002

Printed in Germany

03 JUL 15 AM 7:21

FINANZBERICHT

Financial Review

1. 2001: DAS JAHR DES INNENAUSBAUS DER HVB GROUP

Innenausbau

Nachdem wir in den vergangenen Jahren eine zielgerichtete und konsequente Expansionsstrategie verfolgten und unser Konzern stark gewachsen war, haben wir das abgelaufene Jahr dazu genutzt,

- uns noch stärker als bisher auf unsere Kernkompetenzen und unsere Zielmärkte zu fokussieren,
- einzelne Geschäftsfelder strategisch neu auszurichten und dabei unsere Kräfte zu bündeln,
- durch die Neuorganisation einiger Bereiche unsere Flexibilität und Effizienz zu steigern und
- die weltweite Steuerung unserer Aktivitäten entsprechend dem Konzept der Bank der Regionen umzusetzen.

Durch unser starkes externes Wachstum in den vergangenen Jahren hat die Steuerungskomplexität innerhalb der HVB Group deutlich zugenommen. Wir haben deshalb eine neue Führungsstruktur mit einem Konzernvorstand und fünf rechtsformübergreifend definierten Geschäftsfeldern eingeführt. Mit den regionalen Geschäftsfeldern Deutschland sowie Österreich und CEE (Zentral- und Osteuropa) wollen wir uns konsequent an den Bedürfnissen der Kunden vor Ort ausrichten und schnell auf Veränderungen an den Märkten und im Kundenverhalten reagieren. In den Geschäftsfeldern HVB Real Estate, HVB Corporates & Markets sowie HVB Wealth Management bündeln wir die globalen Kompetenzen und managen sie aus einer Hand. Mit der neuen Führungsstruktur wird die Strategie der Bank der Regionen effektiver und vor allem transparenter umsetzbar sein.

Kurz: Das Jahr 2001 stand im Zeichen des Innenausbaus der HVB Group.

Integration Bank Austria

Wir haben hierzu einen umfangreichen Maßnahmenkatalog verabschiedet, der in zahlreichen Projekten abgearbeitet wird. Dabei konnten wir die Integration der Bank Austria im vergangenen Jahr weitgehend abschließen. Die HypoVereinsbank-Töchter in Österreich und den CEE-Staaten wurden an die Bank Austria übertragen. In den CEE-Staaten haben wir die jeweiligen Einheiten durch die Zusammenführung zu bedeutenden Marktteilnehmern in ihren Regionen ausgebaut. So ist die BPH PBK-Bank jetzt die drittgrößte Bank in Polen, die HVB Tschechien rangiert auf Platz vier im Land, in Ungarn nehmen wir den fünften Platz und in der Slowakei den sechsten Platz ein. Gleichzeitig wurden die Bank-Austria-Töchter und -Niederlassungen in Deutschland, Westeuropa, Amerika und Asien an die HypoVereinsbank übertragen und mit den bereits bestehenden Einheiten zusammengelegt.

HVB Real Estate Bank Mit dem Ziel, unsere Markt- und Kompetenzführerschaft in der Immobilienfinanzierung im europäischen Wettbewerb weiter auszubauen, haben wir in 2001 die Bayerische Handelsbank, die Nürnberger Hypothekenbank und die Süddeutsche Bodencreditbank zusammengeführt. Die daraus entstandene HVB Real Estate Bank ist Anfang September gestartet. Sie hat am Jahresende die Anteile der HypoVereinsbank an der FGH-Bank übernommen.

Asset Management Das Asset Management haben wir strategisch neu ausgerichtet und unsere Aktivitäten in diesem Bereich gebündelt. Um die Depotverwaltung effizienter zu gestalten, haben wir gemeinsam mit der Munich Ergo Asset Management (MEAG) die FSB FondsServiceBank als Joint Venture gestartet. Mit mehr als 270 000 Depots per Ende 2001 ist sie im Wettbewerb gut positioniert.

Ausgliederungen Mit der HVB Systems und der HVB Gesellschaft für Gebäude sind wesentliche Teile aus dem Dienstleistungsbereich Bankbetrieb rechtlich auf eigene Beine gestellt und aus der HypoVereinsbank ausgegliedert worden. Darüber hinaus gab es in anderen Sparten weitere Neuordnungen und Maßnahmen zur Effizienzsteigerung.

Synergien Alle diese Maßnahmen haben von uns im vergangenen Jahr viel Kraft erfordert, doch die Anstrengungen werden sich in den nächsten Jahren auszahlen. Das Ziel des Innenausbaus ist, Synergien im Umfang von über einer halben Mrd € in 2002, von ca. einer Mrd € in 2003 und von über 1,2 Mrd € jährlich ab 2004 in der HVB Group zu realisieren.

2. ERFOLGSRECHNUNG

Pro-forma-Darstellung In die Konzern-Gewinn- und Verlustrechnung des Vorjahres wurde die Bank Austria mit ihren Aufwendungen und Erträgen ab dem Zeitpunkt des Unternehmenserwerbs Anfang Dezember 2000 einbezogen. Die Analyse der Erfolge des Jahres 2001 im Vorjahresvergleich ist bei dieser Darstellung durch Erstkonsolidierungseffekte beeinträchtigt: sie führen zu kräftigen Steigerungen der Erträge, bewirken aber auch den hohen Anstieg der Kreditrisikovorsorge und der Verwaltungsaufwendungen. Um einen betriebswirtschaftlich sinnvollen und aussagekräftigen Vergleich zu erreichen, legen wir unseren Angaben über den Geschäftsverlauf und die Lage der HVB Group die Erfolgs-

GEWINN- UND VERLUSTRECHNUNG PRO-FORMA-DARSTELLUNG

	2001	2000 Pro-forma	Veränderungen	
	in Mio €	in Mio €	in Mio €	in %
Zinsüberschuss	7 331	7 161	+ 170	+ 2,4
Kreditrisikovorsorge	2 074	1 757	+ 317	+ 18,0
Zinsüberschuss nach Kreditrisikovorsorge	5 257	5 404	– 147	– 2,7
Provisionsüberschuss	2 877	3 284	– 407	– 12,4
Handelsergebnis	592	647	– 55	– 8,5
Verwaltungsaufwand	7 735	7 117	+ 618	+ 8,7
Saldo sonstige betriebliche Erträge/Aufwendungen	485	47	+ 438	> + 100,0
Betriebsergebnis	**1 476**	**2 265**	**– 789**	**– 34,8**
Finanzanlageergebnis	530	480	+ 50	+ 10,4
Abschreibungen auf Geschäfts- oder Firmenwerte	321	213	+ 108	+ 50,7
Saldo übrige Erträge/Aufwendungen	– 136	– 177	+ 41	+ 23,2
Ergebnis der gewöhnlichen Geschäftstätigkeit	**1 549**	**2 355**	**– 806**	**– 34,2**
Saldo außerordentliche Erträge/Aufwendungen	—	– 126	+ 126	+ 100,0
Ergebnis vor Steuern	**1 549**	**2 229**	**– 680**	**– 30,5**
Ertragsteuern	582	658	– 76	– 11,6
Jahresüberschuss	**967**	**1 571**	**– 604**	**– 38,4**
Fremdanteile am Jahresüberschuss	– 29	– 128	+ 99	+ 77,3
Jahresüberschuss ohne Fremdanteile	**938**	**1 443**	**– 505**	**– 35,0**
nachrichtlich: Summe operative Erträge	11 285	11 139	+ 146	+ 1,3

rechnung in der Pro-forma-Darstellung zugrunde. Hierbei wird unterstellt, dass die Bank Austria bereits seit Beginn des Jahres 2000 Teil der HVB Group gewesen wäre. Dementsprechend sind die Aufwands- und Ertragspositionen der Bank Austria 2000 mit ihren Jahreswerten einbezogen; im Vorjahresvergleich der aktuellen Zahlen sind daher Erstkonsolidierungseffekte aus dem Erwerb der Bank Austria ausgeblendet.

Ergebnis-entwicklung 2001 Nach einem guten Start in das Jahr 2001 verschlechterten sich die Geschäftsbedingungen in unseren Heimatmärkten rasch. Die konjunkturelle Entwicklung am Rande einer Rezession, weltweit negative Kapitalmarkttrends, die Finanzkrise in Argentinien und allgemein erhöhte Kreditrisiken drückten stark auf die Erträge und führten zu steigenden Aufwendungen. Mit einer Eigenkapitalrentabilität von 6,5% vor Goodwillabschreibungen haben wir zwar unser anspruchsvolles Ziel im vergangenen Jahr verfehlt, angesichts der schwierigen Marktbedingungen und unserer großen Anstrengungen im Zusammenhang mit dem Innenausbau der HVB Group halten wir dies aber für ein respektables Ergebnis.

Zinsüberschuss Der Zinsüberschuss liegt mit 7331 Mio € um 2,4% leicht über dem Vorjahreswert. Das Wachstum der Risikoaktiva (+ 2,9%) hatten wir in unseren Planungen stark limitiert. Der Volumenseffekt konnte deshalb nur geringfügig zur Steigerung des Zinsergebnisses beitragen. Bei unvermindert hoher Wettbewerbsintensität vor allem in Deutschland hielt der Druck auf die Zinsspanne an, sie verringerte sich auf der Basis des durchschnittlichen Geschäftsvolumens um vier Basispunkte auf 1,13%.

Kreditrisikovorsorge Auf Grund der konjunkturellen Entwicklung stieg die Zahl der Insolvenzen vor allem in Deutschland im vergangenen Jahr stark an. Zudem erforderten die weltweiten Auswirkungen der Terroranschläge in den USA sowie die sich zuspitzende Finanzkrise in Argentinien eine Neubewertung der Risiken unserer nationalen und internationalen Ausleihungen. Vor diesem Hintergrund erhöhten wir die Kreditrisikovorsorge um 18,0% auf 2074 Mio €.

Provisionsüberschuss Der Provisionsüberschuss reduzierte sich gegenüber dem Vorjahr um 12,4% auf 2877 Mio €. Die schlechte Verfassung der internationalen Aktienbörsen und die Zurückhaltung im Emissionsgeschäft haben zu deutlich rückläufigen Erträgen im Wertpapier- und Depotgeschäft geführt. Die Provisionen aus dem Absatz von Publikumsfonds und ähnlichen Produkten blieben unter denen des Vorjahres. Erhöht haben sich dagegen die Erträge aus dem Vermittlungsgeschäft und aus Beratungstätigkeit. Positiv wirkte sich dabei bereits die strategische Partnerschaft mit der Münchener Rückversicherungs-Gruppe aus. Der Anteil des Provisionsüberschusses an den gesamten operativen Erträgen verringerte sich von 29,5% auf 25,5%.

Handelsergebnis Das Handelsergebnis wurde auch durch die Turbulenzen an den internationalen Börsen beeinträchtigt; es verringerte sich allerdings nur leicht um 8,5% auf 592 Mio €. Der Rückgang gegenüber dem Vorjahr war auf das kursbezogene Geschäft zurückzuführen.

GESCHÄFTSSTELLEN

in %


Deutschland 42,8
Zentral- und Osteuropa 31,5
Österreich 22,2
Übriges Westeuropa 1,9
Amerika und Asien 1,6

MITARBEITER

in Tausend


80
60
40
20

Saldo sonstige betriebliche Erträge/Aufwendungen

In den sonstigen betrieblichen Erträgen ist der im Unternehmensbereich Asset Management ausgewiesene Gewinn aus der Veräußerung unserer Anteile an der Londoner Investmentgesellschaft Foreign & Colonial in Höhe von 370 Mio € ausgewiesen. Nach der erstmaligen Anwendung von IAS 40 enthält dieser Posten keine Erträge und Aufwendungen mehr aus Grundstücken und Gebäuden, die als Finanzinvestition gehalten werden. Wir haben deshalb per saldo 76 Mio € in andere Posten der Erfolgsrechnung umgegliedert.

Operative Erträge

Die gesamten operativen Erträge (Zinsüberschuss, Provisionsüberschuss, Handelsergebnis und Saldo der sonstigen betrieblichen Erträge und Aufwendungen) blieben stabil (+ 1,3%). Dies gilt nicht nur im Vorjahresvergleich, sondern auch in der Quartalsentwicklung 2001: ohne den Veräußerungsgewinn Foreign & Colonial im ersten Quartal liegen die Quartalswerte in einer sehr engen Bandbreite zwischen 2,6 und 2,8 Mrd €.

Verwaltungsaufwendungen

Der Verwaltungsaufwand, der abweichend zum Ausweis im Vorjahr auch die E-Commerce-Aufwendungen beinhaltet, stieg im Berichtsjahr entsprechend unseren Planungen um 8,7% auf 7735 Mio €. Der Anstieg des Personalaufwands blieb mit 2,8% unterproportional, die anderen Verwaltungsaufwendungen inklusive der Abschreibungen auf Sachanlagen erhöhten sich um 16,6%. Bereinigt um Sondereffekte, zum Beispiel aus Erstkonsolidierungen und Restrukturierungen betrug die Steigerungsrate nur 3,3%.

Einzelne Maßnahmen aus dem laufenden Innenausbau unseres Konzerns wirkten sich bereits in 2001 spürbar aus. So reduzierte sich die Zahl der Geschäftsstellen durch Filialschließungen und -zusammenlegungen um 183 bzw. 7,6% sowie die Mitarbeiterzahl um 4,6% auf 69 520.

Bei stabilen operativen Erträgen verschlechterte sich die Cost-Income-Ratio durch den gestiegenen Verwaltungsaufwand leicht auf 68,5% (2000: 63,9% inkl. E-Commerce-Aufwendungen).

Betriebsergebnis

Der höhere Verwaltungsaufwand und die gestiegene Risikovorsorge belasteten das Betriebsergebnis. Es liegt mit 1476 Mio € um 34,8% unter dem Vorjahreswert.

Finanzanlageergebnis

Das Finanzanlageergebnis wird im Wesentlichen durch den Gewinn in Höhe von 555 Mio € aus dem Erwerb der Fremdanteile und der anschließenden Endkonsolidierung eines in 2001 gegründeten Finanzunternehmens, mit dem wir einen Teil unserer strategischen Aktienbestände abgesichert und Geldhandel betrieben haben, geprägt. Darüber hinaus glichen sich weitere Veräußerungsgewinne aus unserem Anteilsbesitz und Bewertungsaufwendungen in etwa aus.

Abschreibungen auf Geschäfts- oder Firmenwerte

Auf Grund der veränderten Marktbedingungen für Online-Broker haben wir den Goodwill der Self Trade um 100 Mio € außerplanmäßig abgeschrieben. Die Self Trade wurde durch die Ausgabe eigener Aktien der DAB Bank erworben und ist als Tochter der DAB Bank stark auf das internationale Geschäft fokussiert. Die außerplanmäßige Abschreibung verringert die planmäßige Abschreibung und damit die Ergebnisbelastung in den kommenden Jahren.

EIGENKAPITALRENTABILITÄT NACH STEUERN



in %
10,0
8,0
6,0
4,0
6,3
6,1
3,6
3,0
8,9
7,8
6,5
4,9
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwillabschreibungen)
Eigenkapitalrentabilität nach Steuern
*Pro-forma

Ergebnis vor Steuern

Das Ergebnis vor Steuern erreicht 1549 Mio €, das sind 30,5% weniger als im Vorjahr. Zu diesem Ergebnis trugen die Unternehmensbereiche

- Privatkunden und Geschäftskunden – 299 Mio €,
- Firmenkunden 516 Mio €,
- Immobilienfinanzierungsgeschäft und Immobilienkunden 552 Mio €,
- International Markets 280 Mio €,
- Asset Management 374 Mio € und
- Workout Immobilien – 126 Mio €

bei.

Die höchsten Beiträge zum Ergebnis vor Steuern leisteten die Unternehmensbereiche Immobilienfinanzierungsgeschäft und Immobilienkunden sowie Firmenkunden trotz der gestiegenen Belastung durch die Kreditrisikovorsorge. Im Firmenkundengeschäft konnten wir mit niedrigeren Verwaltungsaufwendungen die operativen Erträge steigern. Die Cost-Income-Ratio im Segment Immobilienfinanzierungsgeschäft und Immobilienkunden verbesserte sich durch einen erfreulichen Anstieg der operativen Erträge und einer unterproportionalen Steigerung der Verwaltungsaufwendungen. Im Asset Management-Ergebnis ist der Gewinn aus der Veräußerung unserer Anteile an Foreign & Colonial enthalten. Das Ergebnis des Unternehmensbereiches Privatkunden und Geschäftskunden beruht unter anderem auch auf deutlich belastenden Sondereffekten aus Erstkonsolidierungen sowie planmäßigen und außerplanmäßigen Goodwillabschreibungen mit insgesamt 250 Mio €. Darüber hinaus wirkten sich die Kosten für die Euro-Bargeldeinführung mit rund 40 Mio € negativ aus.

Ertragsteuern

Die Ertragsteuern haben sich durch das rückläufige Ergebnis um 11,6% reduziert. Belastend wirkte allerdings die teilweise Auflösung von aktivierten latenten Steuern. Die Steuerquote stieg deshalb auf 37,6% nach 29,5% im Vorjahr.

Jahresüberschuss

Vom Jahresüberschuss in Höhe von 967 Mio € (– 38,4%) stehen 29 Mio € konzernfremden Gesellschaftern zu. Der Jahresüberschuss ohne Fremdanteile beläuft sich damit auf 938 Mio €. In die Gewinnrücklagen der HVB Group haben wir 481 Mio € eingestellt.

Konzerngewinn

Der Konzerngewinn beträgt 457 Mio €. Der Hauptversammlung am 23. Mai 2002 schlagen wir vor zu beschließen, an unsere Aktionäre wie im Vorjahr einen Vorausgewinnanteil von 0,08 € je stimmrechtslose Vorzugsaktie und eine Dividende von 0,85 € je Stammaktie und je stimmrechtslose Vorzugsaktie zu zahlen. Die Ausschüttungssumme macht 48,7% des Jahresüberschusses aus (2000: 31,6%). Durch die geänderte Steuergesetzgebung ist die anrechenbare Steuergutschrift weggefallen. Stattdessen gilt für unsere inländischen Aktionäre das Halbeinkünfteverfahren. Demnach zählt nur noch die Hälfte der ausgezahlten Dividende zum steuerpflichtigen Einkommen, die andere Hälfte unterliegt nicht der Einkommensteuer.

COST-INCOME-RATIO


in %
70
66
62
58
68,5
61,6
63,9
59,7
Gemessen an den operativen Erträgen
*Pro-forma

3. BILANZ

Volumens-entwicklung

Die Bilanzsumme der HVB Group belief sich zum 31. Dezember 2001 auf 728 Mrd €, das sind 1,6% mehr als im Vorjahr. Der Anstieg resultierte unter anderem aus Forderungen an Kunden sowie aus Finanzanlagen.

Das Kreditvolumen (Kredite an Kreditinstitute und Kunden sowie Wechselkredite) stieg geringfügig um 1,1% auf 454,3 Mrd €, davon entfielen 87,9 Mrd € (–6,6%) auf Kommunalkredite und 175,0 Mrd € (+2,5%) auf Hypothekendarlehen. Dabei blieben der Anteil der Wohnbaufinanzierungen mit 64% und der Anteil der gewerblichen Finanzierungen mit 36% unverändert.

Der Bestand an Risikovorsorge nahm durch hohe Zuführungen und unter Berücksichtigung von Auflösungen und Inanspruchnahmen um 0,8% auf 12,9 Mrd € zu.

Die Finanzanlagen enthalten 38,0 Mrd € (–5,8%) festverzinsliche Wertpapiere, die bis zu ihrer Endfälligkeit gehalten werden sollen (sog. HtM-Bestände = Held-to-Maturity), 75,7 Mrd € (+9,4%) Finanzanlagen, die zur Veräußerung verfügbar sind (sog. AfS-Bestände = Available-for-Sale), sowie erstmals 0,8 Mrd € Grundstücke und Gebäude, die als Finanzinvestition gehalten werden.

Auf der Passivseite erhöhten sich vor allem die Verbindlichkeiten gegenüber Kunden (+6,6%).

Eigenkapital

Durch die Erstanwendung von IAS 39 weisen wir im Eigenkapital auch die AfS-Rücklage (= Available-for-Sale-Rücklage) und eine Hedge-Rücklage als Bewertungsänderungen von Finanzinstrumenten aus. In der AfS-Rücklage sind insbesondere die Unterschiede zwischen den Marktwerten und den Buchwerten unserer Aktienbestände, soweit sie nicht zu den Handelsaktiva zählen, enthalten. Die Fair-Value-Änderungen von Sicherungsderivaten effizienter Cashflow-Hedges weisen wir in der Hedge-Rücklage aus. Ohne die Bewertungsänderungen von Finanzinstrumenten haben wir die Eigenkapitalbasis durch die Rücklagendotierung von 481 Mio € verstärkt. Bei der Ermittlung der Eigenkapitalrentabilität bleiben die AfS-Rücklage und die Hedge-Rücklage unberücksichtigt.

Risikoaktiva und Marktrisikopositionen

Die Risikoaktiva (BIZ) der HVB Group sind im Jahr 2001 wie geplant nur leicht um 2,9% auf 365,1 Mrd € gewachsen. Dabei wirkt die Verbriefung und Weitergabe von Kreditrisiken an den Kapitalmarkt mit 7,5 Mrd € entlastend.

Die Marktrisikopositionen reduzierten sich auf 3,2 Mrd € (2000: 3,4 Mrd €) durch die Einführung des internen Modells für allgemeine Zinsrisiken und Optionsrisiken in der HypoVereinsbank AG.

Kernkapital und Eigenmittel

Im Berichtsjahr steigerten wir das Kernkapital nach festgestellten Jahresabschlüssen um 12,4% auf 21,7 Mrd €. Die Eigenmittel, die neben dem haftenden Eigenkapital (39,3 Mrd €) auch die so genannten Drittrangmittel (2,3 Mrd €) einschließen, wuchsen um 5,0% auf 41,5 Mrd €. Die Kernkapitalquote nach BIZ belief sich auf 6,0% nach 5,4% im Vorjahr; die Eigenmittelquote nach BIZ erhöhte sich auf 10,3% (2000: 10,0%). Kapitalerhöhungen zur Unterlegung unseres organischen Wachstums wollen wir auch künftig vermeiden.

4. VORGÄNGE NACH DEM 31. DEZEMBER 2001

Im Zusammenhang mit dem in 2001 vereinbarten Anteilstausch zwischen der Münchener Rückversicherungs-Gesellschaft und der Allianz und zur Festigung unserer Kooperation mit der Münchener Rückversicherungs-Gesellschaft haben wir am Jahresanfang 2002 unseren Anteil an der ERGO auf fast 5% aufgestockt und unsere mittelbar über die Vermo Vermögensverwaltungsgesellschaft gehaltene Beteiligung an der Dresdner Bank veräußert.

BILANZ



in Mrd €
1000
750
500
250
Bilanzsumme
Risikoaktiva nach BIZ

Nach eineinhalb Jahren intensiver Vorbereitungen verlief die Euro-Bargeldeinführung bei uns rundum erfolgreich. Unsere Geschäftskunden hatten wir bereits vor dem Jahreswechsel rechtzeitig und ausreichend mit der neuen Währung versorgt. Fast alle Geldautomaten gaben ab 0 Uhr am 1. Januar 2002 Euro aus. Unsere Filialen bewältigten in den ersten Tagen des neuen Jahres – überwiegend als Wechselstuben – fast das Dreifache eines normalen Jahresultimogeschäfts. Die Umstellung der Konten verlief problemlos.

Mit Wirkung Ende Februar 2002 haben wir 3,8 Millionen Aktien der HVB Real Estate Bank erworben und dadurch unseren Anteil um 7,4% auf 80,8% erhöht.

Unsere Anteile an der Westfalenbank werden wir im Laufe des Jahres 2002 teilweise gegen Gewährung von Gesellschaftsrechten veräußern.

5. AUSBLICK

Die Prognosen, die sich auf die zukünftige Entwicklung der HVB Group beziehen, stellen Einschätzungen dar, die wir auf Basis aller uns zum jetzigen Zeitpunkt zur Verfügung stehenden Informationen getroffen haben. Sollten die den Prognosen zugrunde gelegten Annahmen nicht eintreffen oder Risiken – wie die im Risikobericht angesprochenen – in nicht kalkulierter Höhe eintreten, so können die tatsächlichen Ergebnisse von den zur Zeit erwarteten Ergebnissen abweichen.

Der gesamtwirtschaftliche Ausblick für 2002, den wir unseren Planungen zugrunde gelegt haben, ist im Band Jahresbericht, Kapitel »Gesamtwirtschaftliche Entwicklung und Ergebnisausblick« ausführlich dargelegt.

Das wirtschaftliche Umfeld für das Bankgeschäft bleibt auch im Jahr 2002 schwierig, die konjunkturellen Aussichten sind verhalten, an den internationalen Kapitalmärkten ist eher eine Seitwärtsbewegung als ein gut fundierter Aufschwung zu beobachten. Allerdings haben wir uns durch den Innenausbau der HVB Group auf die veränderten Marktbedingungen gut vorbereitet und uns quasi eine eigene Konjunktur geschaffen. Wir sind deshalb zuversichtlich, die Eigenkapitalrentabilität im Vergleich zu 2001 deutlich steigern zu können.

Die operativen Erträge, das heißt Zinsüberschuss, Provisionsüberschuss, Handelsergebnis sowie den Saldo der sonstigen betrieblichen Erträge und Aufwendungen, wollen wir trotz der schwierigen konjunkturellen Bedingungen und des Basiseffektes aus der Veräußerung unserer Anteile an Foreign & Colonial leicht steigern.

Dabei erwarten wir im Zinsüberschuss eine Fortsetzung des bereits im vergangenen Jahr begonnenen Trends steigender Margen im Aktivgeschäft, insbesondere im Kreditgeschäft mit gewerblichen Immobilienfinanzierungskunden im In- und Ausland sowie mit Mittelstandskunden. Dem gegenüber werden diese positiven Effekte kompensiert durch eine verteuerte Refinanzierung, höhere Zinslosstellungen infolge der steigenden Zahl von Unternehmensinsolvenzen und das stark limitierte Wachstum der Risikoaktiva. Der Anstieg des Provisionsüberschusses wird nach unseren Planungen wesentlich stärker ausfallen als die Steigerung der gesamten operativen Erträge. Dadurch soll der Anteil des Provisionsüberschusses an den gesamten operativen Erträgen wieder nahezu 30% erreichen. Nach dem Abklingen der Börseneuphorie und den Folgen der Terroranschläge vom 11. September 2001 rechnen wir damit, dass wieder Normalität an den Kapitalmärkten eintritt und fundamentale Faktoren an Bedeutung gewinnen. Wir sind auf die geänderten Rahmenbedingungen gut vorbereitet und wollen das Handelsergebnis – ausgehend von dem bisher niedrigen Niveau – spürbar steigern, wobei wir auch für 2002 von einem noch gebremsten Geschäft mit Eigenkapitalprodukten ausgehen müssen.

Durch die konjunkturelle Entwicklung und die hohe Zahl der Unternehmensinsolvenzen sehen wir bei der Kreditrisikovorsorge noch keine Entspannung. Wir erwarten allerdings nicht, dass der Vorjahreswert überschritten wird.

Unsere Maßnahmen zur Kostenreduzierung haben bereits in 2001 erste Erfolge gezeigt. Wir werden die laufenden Projekte zum Innenausbau der HVB Group auch weiter zügig vorantreiben und hieraus die erwarteten Synergien realisieren. Der Verwaltungsaufwand sollte deshalb unseren Planungen zufolge trotz erheblicher Restrukturierungskosten nicht steigen. Ohne Restrukturierungsaufwendungen wird er durch die Realisierung von Synergien unter dem Vorjahresniveau liegen. Die Cost-Income-Ratio wird sich verbessern.

Unser Beteiligungsportfolio werden wir weiterhin aktiv managen und hieraus auch in 2002 erhebliche steuerfreie Erträge im Finanzanlageergebnis erzielen. Nach der außerplanmäßigen Abschreibung auf Geschäfts- oder Firmenwerte im Vorjahr werden sich die Goodwill-Belastungen wieder auf das normale Maß reduzieren.

Insgesamt rechnen wir auf Grund der beschriebenen Entwicklungen für das Jahr 2002 mit einem spürbaren Anstieg des Jahresüberschusses, der neben der Zahlung einer angemessenen Dividende auch wieder eine deutliche Dotierung unserer Rücklagen und damit die Stärkung unserer Kapitalbasis erlauben wird.

Risk Report

1. INTEGRIERTER ANSATZ DER RISIKOÜBERWACHUNG UND -STEUERUNG

Die Anforderungen sowohl des Marktes als auch der Aufsichtsbehörden und Gesetzgeber an ein funktionsfähiges und effizientes System der Risikoüberwachung und -steuerung nehmen nicht nur kontinuierlich zu, dessen Ausgestaltung und Wirksamkeit werden auch zunehmend zu einem wichtigen Beurteilungskriterium.

Konzernweites Steuerungssystem

Die HVB Group hat daher bereits vor mehreren Jahren ein umfassendes System der Risikoüberwachung und -steuerung implementiert, welches integrativer Bestandteil der in unserem Hause bestehenden Planungs-, Steuerungs- und Kontrollprozesse ist und dessen laufende Weiterentwicklung einen zentralen Schwerpunkt für die Bank darstellt. Hierzu gehörte im Jahr 2001 beispielsweise die Implementierung von konzernweiten Standards in neuen Konzerntöchtern wie der Bank Austria.

Die Kernfunktionen der Risikoidentifikation, Risikoanalyse und -bewertung sowie der laufenden Überwachung und Steuerung werden in erster Linie durch folgende organisatorische Einheiten wahrgenommen:

Zentrales Risikocontrolling

Unser zentrales Konzernrisikocontrolling in der AG ist als neutrale und unabhängige Einheit dem für Rechnungswesen und Controlling, Revision und Risikocontrolling zuständigen Vorstand unterstellt.

Dessen Aufgaben und Kompetenzen umfassen die:
- laufende, unabhängige Risikomessung und -überwachung in allen Risikoarten,
- Verantwortung für die jeweiligen Messmethoden inkl. (Weiter-)Entwicklung entsprechender Modelle,
- regelmäßige Berichterstattung an den Vorstand,
- Umsetzung einheitlicher Risikocontrollingstandards im Konzern,
- konzernweite Risikokapitalallokation und Aggregation der Einzelrisiken zu einem Gesamtbankrisiko,
- Umsetzung aller entsprechenden gesetzlichen und aufsichtsrechtlichen Anforderungen.

Des Weiteren sind in allen Auslandsniederlassungen und Konzerntöchtern dezentrale Risikocontroller tätig, der Zentralbereich übt hierbei ein fachliches Weisungsrecht aus.

Dezentrales Risikomanagement
Die operative Risikosteuerung spezifischer Portfolien erfolgt dezentral in den Risikomanagementeinheiten der Unternehmensbereiche. Auf Basis laufender Risikoanalysen und nach Maßgabe der vom Vorstand festgelegten geschäftspolitischen Leitlinien und Risikogrundsätze erfolgt hier die Portfoliooptimierung und -diversifizierung unter Risiko-, Ertrags- und Konzentrationsgesichtspunkten. Grundlage hierfür ist ein enges Zusammenspiel und ein laufender Informationsaustausch zwischen dem Risikocontrolling und dem Risikomanagement.

Um eine noch unmittelbarere und schlagkräftigere Umsetzung unserer Risikomess- und Risikoanalyseergebnisse in geschäftswirksame Steuerungsmaßnahmen zu erreichen, haben wir ab 2002 das Controlling und bereichsübergreifende Management von Risiken unter dem Dach eines Chief Risk Officers zusammengefasst.

Neue Organisations- und Führungsstruktur
In der im laufenden Geschäftsjahr neu geschaffenen Führungsstruktur obliegen dem Konzernvorstand die Verantwortung für das Geschäftsfeldportfolio des Konzerns, die Kapital- und Ressourcenallokation in der Gruppe, aber auch ein starkes Controlling der operativen Performance der Geschäftsfelder sowie der eingegangenen Risiken.

Das Controlling der Risiken erfolgt demzufolge weiterhin zentral vom so genannten Corporate Center aus unter der neuen Position des Chief Risk Officers (CRO). Unter dem CRO des Konzerns wird im Rahmen des Risikocontrolling eine umfassende Evidenz über die Risikosituation der Gruppe, eine einheitliche Risikobeurteilung und kostenmäßige Bewertung von Risiken sichergestellt.

Darüber hinaus ist der CRO über den Chief Credit Risk Officer verantwortlich für das Kreditportfoliomanagement der HVB Group und initiiert unter anderem aus dieser Funktion Eigenkapital entlastende Maßnahmen. Der Chief Credit Risk Officer führt auch die Organisation der Senior Risk Manager als Linienvorgesetzter (Zustimmungspflicht und Ratingvergabe ab bestimmter Kreditgrößenordnung) und hat des Weiteren die fachliche Führung der gesamten Kreditorganisation im Konzern inne.

Der Chief Market Risk Officer zeichnet sich verantwortlich für die kurz- und langfristige Liquiditätssicherung im Konzern, das Group-Funding-Management sowie das Aktiv-Passiv-Management.

Konzernrevision
Alle Aktivitäten der Konzernrevision sind darauf ausgerichtet, präventiv Schaden für die Bank und ihre Kunden zu vermeiden. Als unabhängiger organisatorischer Bereich berichtet die Konzernrevision direkt an den Vorstand. Der Zentralbereich Konzernrevision erfüllt in erster Linie die Aufgaben der Internen Revision der HypoVereinsbank AG. Darüber hinaus ist er in abgestufter Form auch für Konzerntöchter tätig. Die Bandbreite der Aufgaben geht dabei von einer Kontroll- und Beratungsfunktion auf der Grundlage eines Berichtswesens bis hin zur vollständigen Ausübung der Funktion der Internen Revision der Tochtergesellschaft.

Die im Januar 2000 vom Bundesaufsichtsamt für das Kreditwesen veröffentlichten Mindestanforderungen an die Ausgestaltung der Internen Revision der Kreditinstitute (MaI) enthalten die grundsätzliche Verpflichtung zur Prüfung aller Betriebs- und Geschäftsabläufe innerhalb von drei Jahren – sofern sinnvoll/angemessen – und zur mindestens jährlichen Prüfung aller Betriebs- und Geschäftsabläufe, die einem besonderen Risiko unterliegen.


Chief Risk Officer
(CRO)
Chief Credit Risk Officer
Kreditportfoliomanagement, Senior Risk Manager Organisation
Chief Market Risk Officer
Funding, Aktiv-Passiv-Management, Liquiditätsmanagement
Risikocontrolling
Methoden, Modelle und Verfahren, Operatives Risikocontrolling

Risikoorientierte Prüfungsplanung

In dem Bestreben, die risikoorientierte Prüfungsplanung permanent zu optimieren, wurde im Jahr 2001 ein Risk- and Control-Assessment (RCA) entwickelt und erstmals für die Prüfungsplanung des Jahres 2002 eingesetzt. In der Initialphase waren sämtliche Prüfungseinheiten der Bank (organisatorische Einheiten, Prozesse, Systeme etc.) einzuwerten; künftig wird nach jeder Prüfung ein neues RCA durchgeführt. Das neue Revisions-Tool ist neben weiteren Datenbanken zur Planung und Maßnahmenverfolgung wesentlicher Bestandteil eines umfassenden Revisions-Management-Systems, an dessen stetiger Verbesserung und Aktualisierung kontinuierlich gearbeitet wird.

Einen weiteren Meilenstein stellte die Fertigstellung und Produktionsaufnahme der ersten Stufe des Projektes Elektronische Prüfungsunterstützung (EPU) dar. Damit verfügt die Konzernrevision über ein modernes Instrumentarium zur Generierung differenzierten Datenmaterials für eine individuelle, risikoorientierte Prüfungsvorbereitung.

Die Konzernrevision hat sicherzustellen, dass konzerneinheitliche Revisionsstandards bei allen Konzerngesellschaften etabliert bzw. angepasst werden. Diesem Zweck diente auch die im Berichtsjahr erstmals durchgeführte Konzernrevisionskonferenz; sie wird künftig als permanente Einrichtung mehrmals im Jahr zusammenkommen, um regelmäßig weitere Maßnahmen zu initiieren, die dieses Ziel verfolgen. Die Prüfungskonzepte werden laufend den Veränderungen im Konzern wie auch an Marktstandards angepasst.

2. GESAMTBANKSTEUERUNG

Unternehmenswertsteigerung durch gezielten Kapitaleinsatz

Im Fokus unserer internen kapitalmarktorientierten Steuerung steht der gezielte Einsatz unseres Kapitals in renditestarke Geschäftsfelder. Im Rahmen unseres dualen Steuerungsprinzips wird den Geschäftseinheiten sowohl regulatorisches Kapital im Sinne von gebundenem Kernkapital als auch ökonomisches Risikokapital zugeteilt. Beide Ressourcen sind mit entsprechenden Verzinsungsansprüchen belegt, welche von den Renditeerwartungen des Kapitalmarktes abgeleitet werden und von den Einheiten zu erwirtschaften sind. Die (Über-)Erfüllung dieser Verzinsungsansprüche und ihre Veränderung im Zeitablauf ist als so genannter Wertbeitrag eine maßgebliche Steuerungsgröße im gesamten Konzern. In 2001 wurde die Bank Austria in diese Steuerungsphilosophie einbezogen.

Shareholder-Value-Orientierung

a) Gebundenes Kernkapital

Die regulatorische Kapitalbindung der einzelnen Unternehmensbereiche und Konzerntöchter wird auf Basis des von diesen Einheiten nach den Vorschriften des Grundsatzes I zu § 10 KWG gebundenen Kernkapitals ermittelt. Hierbei wird nicht die durch das KWG vorgeschriebene Mindestunterlegung von 4,4% herangezogen (bei Berücksichtigung von unrealisierten Reserven), sondern eine Quote von 6,2% (inkl. Kernkapitalpuffer). Bei der Berechnung der regulatorischen Kapitalbindung für Marktrisiken berücksichtigen wir einen analogen Kernkapitalpuffer.



Ergebnisanspruch des Kapitalmarktes an HVB Group
Ressourcenoptimierung
Gebundenes Kernkapital
Trägt den bankaufsichtsrechtlichen Anforderungen Rechnung
Risikokapital
Trägt dem ökonomischen Risiko Rechnung

b) Risikokapital

In der HVB Group differenzieren wir im Risikocontrolling und -management nach folgenden Risikoarten:

- Adressrisiken,
- Liquiditätsrisiken,
- Marktrisiken,
- Operational Risk,
- Geschäftsrisiken,
- Risiken aus bankeigenem Immobilienbesitz,
- Risiken aus Anteils-/Beteiligungsbesitz,
- Strategische Risiken.

Einheitliche Risikoquantifizierung

Mit Ausnahme der Liquiditätsrisiken und der strategischen Risiken messen wir alle Risikoarten nach einem konsistenten Value-at-Risk-Ansatz, bei dem die potenziellen unerwarteten Verluste mit einem Konfidenzniveau von 99% ermittelt werden.

Auf Basis dieser einheitlichen Quantifizierung erfolgt die konzernweite Risikokapitalallokation, welche sich generell auf einen Zeitraum von einem Jahr erstreckt. Die Ermittlung des für die Unternehmensbereiche und Konzerntöchter jeweils geplanten Risikokapitals wird im Rahmen des jährlichen Planungsprozesses und in engem Zusammenspiel zwischen dem Konzernrisikocontrolling und den einzelnen Geschäftseinheiten vorgenommen. Nach Entscheidung durch den Gesamtvorstand werden die Kapitalgrößen in den Steuerungs- und Reportinginstrumenten der Bank verankert.

Die Liquiditätsrisiken unterliegen ebenfalls einer laufenden Überwachung, jedoch keiner Steuerung über Risikokapital. Hier erfolgt das Management im Rahmen des Marktrisikos bzw. über zusätzliche andere Steuerungsinstrumente.

RISIKOKAPITAL NACH PORTFOLIOEFFEKTEN PER 31. 12. 2001

Aufteilung nach Risikoarten		
Risikoart	in Mio €	in %
Marktrisiko	948	6,7
Adressrisiko	1 893	13,4
Geschäftsrisiko	853	6,0
Operational Risk	756	5,3
Risiken aus bankeigenem Immobilienbesitz	407	2,9
Risiken aus Anteils-/Beteiligungsbesitz	9 316	65,7
Summe	**14 173**	**100,0**

Aufteilung nach Unternehmensbereichen		
Unternehmensbereiche	in Mio €	in %
PuG	1 804	12,7
FKD	1 546	10,9
IFK	837	5,9
INM	970	6,9
ASM	72	0,5
WIM	39	0,3
Sonstige (inkl. nicht den Unternehmensbereichen zugeordnete Finanzanlagen der Gruppe)	8 905	62,8
Summe	**14 173**	**100,0**
davon HypoVereinsbank AG	9 602	67,7
davon Konzerntöchter	4 571	32,3

Möglichen strategischen Risiken begegnet unser Haus, indem wir die Marktentwicklungen in den einzelnen Geschäftsfeldern laufend beobachten und Veränderungen aktiv mitgestalten. Dies geschieht zumeist in speziell aufgesetzten Projekten, die regelmäßig an den Vorstand berichten. Im Rahmen unseres jährlichen Planungsprozesses erfolgt eine gesamthafte Darstellung und Überprüfung aller Geschäftsfeldstrategien inkl. der zugrunde liegenden Geschäftspläne.

Konzernrisikokapital

Wir aggregieren die gesamten Risiken unter Berücksichtigung Risiko mindernder Portfolioeffekte (Diversifikationseffekte). Das entsprechende Konzernrisikokapital (inkl. Risiken aus Anteils-/Beteiligungsbesitz) wird regelmäßig im Rahmen einer Risikotragfähigkeitsanalyse der zur Verfügung stehenden Risikodeckungsmasse gegenübergestellt. Diese setzt sich zusammen aus Eigenmitteln (Eigenmittel der Töchter werden analog der Risikokapitalberechnung mit unserer Quote berücksichtigt), Kurswert- und Grundstücksreserven sowie einem nachhaltig erzielbaren Jahresergebnis. Die Kurswertreserven werden hierbei auf Basis rollierender Jahresdurchschnittskurse ermittelt, die Grundstücksreserven auf Stichtagsbasis. Die Risikodeckungsmasse beläuft sich zum Jahresende auf 49,7 Mrd €. Bei einem Konzernrisikokapital in Höhe von 14,2 Mrd € ergibt sich damit eine Auslastung von nur knapp einem Drittel.

Steuerung der gesetzlichen Eigenkapitalausstattung

Im Rahmen der Steuerung unseres gesetzlichen Eigenkapitals orientieren wir uns an drei Kapitalquoten, für

Kapitalquoten

die wir intern Mindestwerte festgelegt haben. Es handelt sich hierbei um folgende Quoten:

- Kernkapitalerfüllungsquote (Verhältnis aus unserem tatsächlich vorhandenen zu dem gesetzlich mindestens geforderten Kernkapital),
- Eigenkapitalquote (Verhältnis aus haftendem Eigenkapital zu den Risikoaktiva),
- Eigenmittelquote (Verhältnis aus Eigenmitteln zur Summe aus Risikoaktiva und den mit dem Faktor 12,5 gewichteten Marktrisikopositionen).

Da die aufsichtsrechtlich berechneten Risiken, aber auch die Eigenkapitalbestandteile volatilitätsbehaftet sind (Schwankung der Marktrisikopositionen, der Risikoaktiva, marktbedingte Änderung der Neubewertungsreserven etc.), berücksichtigen wir diese Volatilität bei der Planung der drei genannten Quoten und nehmen dabei in Kauf, dass die Quoten das gewünschte Maß unter Umständen deutlich überschreiten.

Zur Bestimmung der angemessenen Eigenkapitalausstattung haben wir im Wesentlichen folgenden Prozess definiert:

- Neben einer einmal im Jahr erstellten 3-Jahresplanung unserer Quoten nach BIZ und Grundsatz I führen wir zusätzlich monatlich eine rollierende 8-Quartale-Projektion zur unterjährigen Prognose unserer BIZ-Quoten durch.
- Ein Vorstandsgremium (Group Asset & Liability Committee) wird monatlich über die Ist-Quoten und wesentlichen Ist-Effekte informiert und entscheidet bei spürbaren Plan-Ist-Abweichungen über entsprechende Maßnahmen.

3. ÜBERWACHUNG UND STEUERUNG DER RISIKEN

Der Überwachung und Steuerung unserer Risiken liegen eine institutionalisierte Organisationsstruktur mit definierten Prozessen und Verantwortlichkeiten sowie spezifische Messverfahren und -systeme zugrunde.

a) Adressrisiken

Unter Adressrisiken verstehen wir mögliche Wertverluste, die durch den Ausfall oder durch Bonitätsverschlechterungen von Kunden entstehen können. Sie untergliedern sich in Kredit-, Kontrahenten-, Emittenten- und Länderrisiken.

Darstellung der Adressrisiken im Konzernabschluss

Als Kreditrisiken bezeichnen wir die möglichen Wertverluste im kommerziellen Kreditgeschäft.

Kreditrisikovorsorge

Für diese haben wir im Jahr 2001 eine Kreditrisikovorsorge in Höhe von insgesamt 1964 Mio € gebildet. Davon entfallen auf die Unternehmensbereiche Firmenkundengeschäft 961 Mio €, Privatkundengeschäft 517 Mio €, Immobilienfinanzierungsgeschäft und Immobilienkunden 596 Mio € sowie International Markets 62 Mio €; im Bereich Workout Immobilien haben wir Wertberichtigungen in Höhe von 140 Mio € aufgelöst. (Die Kreditrisikovorsorge in der Gewinn- und Verlustrechnung beläuft sich inklusive Zuführungen zu Länderwertberichtigungen auf 2074 Mio €.)

Der Unternehmensbereich Workout Immobilien hat den Auftrag, sein gesamtes Portfolio schnellstmöglich und optimal abzubauen sowie durch ein spezielles Risikomanagement weitere Verluste zu vermeiden. Im Jahr 2001 haben wir ein Volumen von 2,2 Mrd € zurückgeführt. Über weitere Objektverkäufe zur Volumensrückführung stehen wir in Verhandlungen. Der gesamte Bestand an Wertberichtigungen auf die Engagements in diesem Unternehmensbereich beläuft sich auf 2,1 Mrd €. Das entspricht einer Wertberichtigungsquote von rund 38%.

Als Länderrisiko erfassen wir das Transfer- und Konvertierungsrisiko aus nicht einzelwertberichtigten Finanzkrediten (Laufzeit über ein Jahr) abzüglich werthaltiger Sicherheiten.

Länderrisiko

Die Länderrisiken haben sich im Jahr 2001 im Vergleich zum Vorjahr insbesondere durch die sich zuspitzende Finanzkrise in Argentinien erhöht. Das risikobehaftete Kreditvolumen erhöhte sich im Berichtsjahr durch Argentinien-Kredite um 175 Mio € auf 427 Mio €.

Der Bestand an Länderwertberichtigungen stieg von 186 Mio € auf 293 Mio €. Davon entfielen 3 Mio € auf Abbuchungen (erfolgsneutral) und 110 Mio € auf Nettozuführungen.

Unser gesamter Wertberichtigungsbestand erhöhte sich im Jahr 2001 unter Berücksichtigung von Abbuchungen zu Lasten des Bestands in Höhe von 2,5 Mrd € insgesamt um 0,1 Mrd € auf 12,9 Mrd €. Wir haben damit sämtlichen Risiken in unserem Kreditgeschäft adäquat Rechnung getragen. Die Methoden zur Bewertung unserer Forderungen sind in den Notes dargestellt.

Kontrahentenrisiko

Als Kontrahentenrisiken bezeichnen wir mögliche Wertverluste, die durch den Ausfall oder durch Bonitätsverschlechterungen von Kunden entstehen, mit denen wir zins- und fremdwährungssowie aktien- und indexbezogene Termingeschäfte getätigt haben, welche am Bilanzstichtag noch nicht abgewickelt waren. Diese Geschäfte wurden überwiegend zur Steuerung von Zins-, Wechselkurs- oder sonstigen Marktpreisschwankungen aus Handelsgeschäften abgeschlossen. Daneben dienten sie unter anderem zur Sicherung von bilanzwirksamen und/oder bilanzunwirksamen Positionen im Rahmen der Aktiv-/Passiv-Steuerung.

Zum Jahresende 2001 betrug das Nominalvolumen der derivativen Geschäfte 2472 Mrd €.

Das Derivatevolumen setzt sich zusammen aus 2108,6 Mrd € zinsbezogenen Geschäften (85,3%), 319,8 Mrd € währungsbezogenen Geschäften (13,0%), 42,8 Mrd € aktien-/indexbezogenen Geschäften (1,7%) sowie 0,4 Mrd € sonstigen Geschäften (0,0%).

Die erstmalig aufgeführten sonstigen Geschäfte beinhalten nicht die nachfolgend separat dargestellten Kreditderivate, wohl aber Rohwarenderivate und Wetterderivate (Swaps oder Optionen, die eine von der Entwicklung bestimmter meteorologischer Variablen wie zum Beispiel Temperaturen, Niederschlagsmengen oder Windgeschwindigkeiten abhängige Ausgleichszahlung zum Gegenstand haben).

Bezogen auf die Fristigkeit entfiel der größte Teil des Kontraktvolumens auf das kürzeste Restlaufzeitband (bis 1 Jahr). Die an Terminbörsen gehandelten Derivate haben am Gesamtvolumen einen Anteil von 13,0%. Diese vergleichsweise geringe Bedeutung erklärt sich unter anderem daraus, dass eine Risikoneutralisierung durch eine (Volumen reduzierende) Glattstellung der Kontrakte erreicht werden kann, während im OTC-Geschäft in der Regel der Aufbau einer (Volumen erhöhenden) Gegenposition vorgenommen wird.

Anhand des Nominalvolumens können noch keine Aussagen über den Risikogehalt unseres Derivategeschäfts getroffen werden. Als ein aussagefähiger Maßstab für die im Risiko stehenden Beträge werden die Bruttowiederbeschaffungswerte der OTC-Geschäfte herangezogen. Diese errechnen sich nach der Marktwertmethode als Summe aller positiven Marktwerte, ohne Berücksichtigung von Risiko reduzierenden Netting-Vereinbarungen und ohne individuelle Bonitätsgewichtung. Das so definierte maximale Kontrahentenrisiko belief sich zum Jahresende 2001 mit 32,7 Mrd € auf 1,3% des ausstehenden Nominalvolumens. Dieser Wert ergibt sich allerdings aus einer Worst-Case-Betrachtung, da angenommen wird, dass alle Kontrahenten gleichzeitig ausfallen und keine Risiko reduzierenden Netting-Vereinbarungen abgeschlossen wurden. Unter Berücksichtigung des Risiko reduzierenden Effekts der bestehenden Netting-Vereinbarungen vermindert sich das Kontrahentenrisiko zum Jahresende 2001 um 18,9 Mrd €. Darüber hinaus führt die Hereinnahme von Sicherheiten im OTC-Geschäft zu einer weiteren Senkung der Kontrahentenrisiken; per Jahresende 2001 belief sich dieser Effekt auf etwa 0,2 Mrd €. Nach Ansatz dieser entlastenden Effekte aus Netting bzw. erhaltenen Sicherheiten beläuft sich das verbleibende Kontrahentenrisiko auf 13,6 Mrd €.

Auf die als erstklassig einzustufenden OECD-Zentralregierungen, -Banken und -Finanzinstitute entfallen 91,5% des Kontrahentenrisikos vor Netting (2000: 90,0%).

DERIVATEVOLUMEN

in Mio €	Nominalbetrag					Kontrahentenrisiko	
	Restlaufzeit			Summe	Summe		
	bis zu 1 Jahr	1 bis 5 Jahre	über 5 Jahre	2001	2000	2001	2000
Zinsbezogene Geschäfte	**1 053 880**	**649 840**	**404 924**	**2 108 644**	**1 578 462**	**23 162**	**18 546**
OTC-Produkte							
FRAS	136 401	4 303	—	140 704	188 959	621	149
Zins-Swaps (gleiche Währung)	546 657	526 891	377 973	1 451 521	1 162 813	21 540	17 662
Zinsoptionen							
– Käufe	23 777	50 457	12 406	86 640	66 644	998	732
– Verkäufe	39 269	49 419	14 545	103 233	80 191	—	—
Sonstige Zinskontrakte	6 753	1 256	—	8 009	3 996	3	3
Börsengehandelte Produkte							
Zins-Futures	82 059	17 109	—	99 168	57 808	—	—
Zinsoptionen	218 964	405	—	219 369	18 051	—	—
Währungsbezogene Geschäfte	**256 644**	**50 746**	**12 373**	**319 763**	**350 487**	**7 476**	**10 806**
OTC-Produkte							
Devisentermingeschäfte[1]	212 893	20 474	273	233 640	273 828	5 040	8 423
Cross-Currency-Swaps	9 510	29 499	12 055	51 064	47 059	2 070	1 951
Devisenoptionen[1]							
– Käufe	15 010	429	21	15 460	14 762	366	432
– Verkäufe	19 231	344	24	19 599	14 838	—	—
Sonstige Devisen-Kontrakte[1]	—	—	—	—	—	—	—
Börsengehandelte Produkte							
Devisen-Futures	—	—	—	—	—	—	—
Devisenoptionen	—	—	—	—	—	—	—
Aktien-/Indexbezogene Geschäfte	**6 747**	**32 894**	**3 173**	**42 814**	**45 710**	**2 063**	**2 149**
OTC-Produkte							
Aktien-/Index-Swaps	—	—	—	—	—	—	—
Aktien-/Index-Optionen							
– Käufe	1 655	13 490	1 176	16 321	16 436	2 060	2 149
– Verkäufe	1 672	11 959	1 578	15 209	14 963	—	—
Sonstige Aktien-/Indexkontrakte	532	6 981	419	7 932	9 170	3	—
Börsengehandelte Produkte							
Aktien-/Index-Futures	1 606	2	—	1 608	2 317	—	—
Aktien-/Index-Optionen	1 282	462	—	1 744	2 824	—	—
Sonstige Geschäfte	**48**	**396**	**—**	**444**	**—**	**43**	**—**
OTC-Produkte							
Edelmetallgeschäfte[2]	—	—	—	—	—	—	—
Sonstige Geschäfte	48	396	—	444	—	43	—
Börsengehandelte Produkte							
Futures	—	—	—	—	—	—	—
Optionen	—	—	—	—	—	—	—
Summe	**1 317 319**	**733 876**	**420 470**	**2 471 665**	**1 974 659**	**32 744**	**31 501**

[1] Einschl. Gold.
[2] Ohne Gold.

Entsprechend dem bankaufsichtsrechtlichen Grundsatz I ergibt sich zum Jahresende 2001 bei Derivaten des Handels- und Anlagebuches nach Netting und unter Berücksichtigung erhaltener Sicherheiten ein Kontrahentenrisiko von 24,1 Mrd €; nach Bonitätsgewichtung (Kreditäquivalent) sind es 6,7 Mrd €.

Kreditderivate

Der zunehmende Bedarf an Instrumenten zur Steuerung von Kreditrisiken führte zur Entwicklung von so genannten Kreditderivaten. Sie ermöglichen den Handel und die Absicherung von Kreditrisiken, ohne die ursprünglichen Kreditbeziehungen zu verändern. Diese Produktgruppe besteht aus drei Grundtypen: Credit Default Swaps, Total Return Swaps und Credit Linked Notes. Die Risikoabsicherung wird erreicht durch Ausgleichszahlungen, die beim Credit Default Swap und bei der Credit Linked Note von einem bestimmten Kreditereignis abhängen bzw. bei Total Return Swaps einen eventuellen Marktwertverlust ausgleichen. Im Falle einer Credit Linked Note wird das Kreditrisiko im Unterschied zu Credit Default Swaps mittels Barunterlegung gedeckt. Im Gegensatz zu den reinen Derivaten beinhalten Credit Linked Notes neben der derivativen Sicherungs- eine Wertpapierkomponente; daher haben diese Instrumente einen Marktwert, der wesentlich näher beim Nominalwert liegt als dies bei reinen Derivaten der Fall ist. Emittierte Credit Linked Notes (die Bank ist Sicherungsnehmer) werden dem Verbindlichkeitscharakter des Wertpapiers entsprechend mit negativem Marktwert dargestellt.

Über das aus Kreditderivaten resultierende Kontraktvolumen, deren Marktwerte und die verschiedenen Arten der Referenzaktiva berichten wir anhand von zwei Tabellen. Diese Darstellung orientiert sich an den Publizitätsempfehlungen nationaler und internationaler Fachgremien (zum Beispiel Bundesverband deutscher Banken, BIZ).

KONTRAHENTEN-ART

	Kontrahentenrisiko			
	2001	2000	2001	2000
	in Mio €	in Mio €	Struktur in %	Struktur in %
OECD-Zentralregierungen (und Notenbanken)	390	115	1,2	0,4
OECD-Banken	27 274	26 889	83,3	85,3
OECD-Finanzinstitute	2 292	1 366	7,0	4,3
Nicht-OECD-Zentralregierungen (und Notenbanken)	10	23	0,0	0,1
Nicht-OECD-Banken	159	305	0,5	1,0
Nicht-OECD-Finanzinstitute	90	2	0,3	0,0
Sonstige Unternehmen und Privatpersonen	2 529	2 801	7,7	8,9
Summe	**32 744**	**31 501**	**100,0**	**100,0**

KREDITDERIVATE

in Mio €	Kontraktvolumen					Marktwert	
	Restlaufzeit			Summe	Summe		
	bis zu 1 Jahr	1 bis 5 Jahre	über 5 Jahre	2001	2000	2001	2000
Anlagebestand	**1478**	**1313**	**8935**	**11726**	**2807**	**86**	**-32**
Sicherungsnehmer:							
Credit Default Swaps	1478	1279	8185	10942	2734	6	-3
Total Return Swaps	—	—	—	—	—	—	—
Credit Linked Notes	—	—	335	335	51	-335	-51
Sonstige	—	—	—	—	—	—	—
Sicherungsgeber:							
Credit Default Swaps	—	34	—	34	—	—	—
Total Return Swaps	—	—	—	—	—	—	—
Credit Linked Notes	—	—	415	415	22	415	22
Sonstige	—	—	—	—	—	—	—
Handelsbestand	**2843**	**9459**	**1473**	**13775**	**11376**	**-988**	**-109**
Sicherungsnehmer:							
Credit Default Swaps	1097	4800	231	6128	5863	112	308
Total Return Swaps	825	678	—	1503	2234	5	4
Credit Linked Notes	—	—	979	979	423	-1009	-422
Sonstige	—	—	—	—	—	—	—
Sicherungsgeber:							
Credit Default Swaps	921	3981	263	5165	2856	-96	1
Total Return Swaps	—	—	—	—	—	—	—
Credit Linked Notes	—	—	—	—	—	—	—
Sonstige	—	—	—	—	—	—	—
Summe	**4321**	**10772**	**10408**	**25501**	**14183**	**-902**	**-141**

REFERENZAKTIVA

in Mio €	Kontraktvolumen					
	Credit Default Swaps	Total Return Swaps	Credit Linked Notes	Sonstige	Summe 2001	Summe 2000
Öffentliche Anleihen	2002	—	200	—	2202	8666
Industrieobligationen	12531	—	969	—	13500	2099
Aktien	227	678	—	—	905	610
Sonstige	7509	825	560	—	8894	2808
Summe	**22269**	**1503**	**1729**	—	**25501**	**14183**

Überwachung und Steuerung der Adressrisiken

Die Überwachung und Steuerung der Adressrisiken basiert neben der Analyse eingetretener Risiken insbesondere auf der Messung potenzieller Risiken, die unser Portfolio zum jeweiligen Stichtag birgt. Diese zu quantifizieren, ist eine zentrale Herausforderung des modernen Risikocontrollings und gleichzeitig Gegenstand der Weiterentwicklung der Eigenmittelunterlegungsvorschriften durch den Baseler Ausschuss.

Aufsichtsrechtliche Entwicklungen

Ziel der Reform dieser Vorschriften (»Basel II«) ist eine stärkere Risikodifferenzierung der aufsichtsrechtlich erforderlichen Eigenmittelunterlegung, das heißt die Höhe des durch Aktivgeschäft gebundenen Kapitals der Banken richtet sich stärker nach der Bonität des jeweiligen Kunden. Mit dieser Reform kommt es zu einer Angleichung der aufsichtsrechtlichen an die ökonomische Sichtweise einer risikoadjustierten Steuerung, welche in unserer Bank mittels unserer internen Instrumente zum Portfoliomanagement bereits etabliert ist.

Durch aktive Mitarbeit auf Verbandsebene sowie in direktem Kontakt mit den Aufsichtsbehörden und zentralen Vertretern der deutschen Kreditwirtschaft übernehmen wir eine mitgestaltende Rolle im Rahmen der Konsultation des neuen Regelwerkes. Auch bankintern sind bereits intensive Aktivitäten im Gange, um die hohen Anforderungen an Verfahren, Prozesse und Daten frühzeitig umzusetzen, so dass ein reibungsloser Übergang auf das neue Eigenkapitalregime im Jahr 2005/2006 gewährleistet ist.

Im Bereich der Eigenmittelunterlegung für Adressrisiken wollen wir ein fortgeschrittenes Verfahren umsetzen, welches auf unseren bewährten internen Ratinginstrumenten aufbaut (»Internal Rating Based [IRB] Approach«). Obwohl wir in der internen Steuerung durch Anwendung eines Adressrisikomodells bereits einen Schritt weiter sind (siehe auch Risk Report, Abschnitt »Internes Adressrisikomodell«), begrüßen wir die Bemühungen des Baseler Komitees als einen ersten wichtigen Schritt in die richtige Richtung. Ein weiterer wichtiger Schritt, nämlich die Genehmigung interner Adressrisikomodelle als Pendant zu den bereits erlaubten Marktrisikomodellen ist unseres Erachtens mittelfristig unabdingbar. Nur so können auch Konzentrations- und Diversifikationseffekte, welche das Risikoprofil eines Portfolios entscheidend mitbeeinflussen, adäquat berücksichtigt werden.

Bonitätsanalyse

Sowohl für die Eigenmittelunterlegung nach »Basel II« (gem. IRB-Approach) als auch für unser internes Adressrisikomodell ist die zuverlässige Bestimmung der Ausfallwahrscheinlichkeit unserer Kunden von zentraler Bedeutung. Aus diesem Grund gilt seit Jahren unser besonderes Augenmerk der Weiterentwicklung unserer internen Bonitätsanalyseinstrumente.

Sie unterscheiden sich im Inhalt und Aufbau in Abhängigkeit von der Höhe und Komplexität der jeweiligen Kreditengagements. Zusätzlich verfügen wir über eine Reihe von individuell auf spezielle Branchen oder Finan-

VERTEILUNG DES KREDIT- UND KONTRAHENTENRISIKOS NACH UNTERNEHMENSBEREICHEN

Unternehmensbereich	Erwarteter Verlust in %		Value-at-Risk in %	
	2001	2000	2001	2000
PuG	23,2	26,1	16,7	17,3
FKD	34,7	39,0	41,7	46,0
IFK	28,4	19,3	26,2	21,0
INM	5,4	1,2	6,7	3,9
WIM	1,8	5,7	1,2	2,8
Sonstige	6,5	8,7	7,5	9,0
Summe	**100,0**	**100,0**	**100,0**	**100,0**

zierungsformen zugeschnittene Bonitätsanalyseinstrumente, wie zum Beispiel für Bauträger, Projektfinanzierungen usw. Ergebnis der Bonitätsanalyse ist die individuelle Zuordnung jedes Kunden zu einer Bonitätsklasse, die jeweils einer bestimmten empirisch gemessenen Ausfallwahrscheinlichkeit entspricht. Mit Hilfe dieser Ausfallwahrscheinlichkeiten können wir die intern vergebenen Bonitätsklassen auch den Klassifizierungsschemata externer Ratingagenturen zuordnen.

Die Qualität der Zuordnung unserer Kunden zu Bonitätsklassen wird durch vielfältige Maßnahmen sichergestellt. Zunächst wird das Bonitätsurteil im Vier-Augen-Prinzip zwischen Kundenbetreuer und Kreditspezialist entwickelt. Laufende Qualitätskontrollen im Einzelfall führen die Qualitätsmanagementeinheiten der Unternehmensbereiche sowie unsere interne Revision durch. Zusätzlich überwacht das zentrale Risikocontrolling die Konsistenz der angewandten Methoden und ermittelt empirisch die Ausfallwahrscheinlichkeiten in den einzelnen Bonitätsklassen.

Internes Adressrisikomodell

Für die Überwachung und Steuerung von Adressrisiken nutzen wir bereits seit 1997 ein internes Adressrisikomodell, mit dem wir die Kredit- und Kontrahentenrisiken der AG weltweit messen und bewerten. Es handelt sich hierbei um ein eigenentwickeltes Modell, das uns den Vorteil bietet, in Methodik und Parametrisierung individuell auf unser Portfolio zugeschnitten zu sein und gleichzeitig jederzeit entsprechend dem Erkenntnisfortschritt von uns weiterentwickelt werden zu können.

Erwarteter Verlust

Wir unterscheiden bei der Adressrisikomessung zwischen erwartetem Verlust und Credit-Value-at-Risk (bzw. unerwartetem Verlust). Der erwartete Verlust quantifiziert die Höhe der durchschnittlich in den nächsten zwölf Monaten aus dem aktuellen Portfolio zu erwartenden Verluste aus Adressrisiken. Diese gehen in Form von Standardrisikokosten in die Preiskalkulation unserer Produkte ein.

Credit-Value-at-Risk

Der Credit-Value-at-Risk (unerwarteter Verlust) trifft eine Aussage über die höchste negative Abweichung des tatsächlichen vom erwarteten Verlust, die innerhalb der nächsten zwölf Monate mit einer Wahrscheinlichkeit von 99% nicht überschritten wird. Dieses Verlustpotenzial wird mit Risikokapital als Sicherheitspuffer unterlegt.

Unsere Tabellen zeigen beispielhaft die Verteilung von erwarteten Verlusten und Credit-Value-at-Risk der AG nach Unternehmensbereichen, Bonitätsklassen und Branchensegmenten.

VERTEILUNG DES KREDIT- UND KONTRAHENTENRISIKOS NACH BONITÄTSKLASSEN

Bonitätsklasse	Erwarteter Verlust in %		Value-at-Risk in %	
	2001	2000	2001	2000
Bonitätsklasse 1	0,5	0,9	2,0	3,4
Bonitätsklasse 2	1,4	2,9	3,5	6,2
Bonitätsklasse 3	2,9	6,2	6,0	12,2
Bonitätsklasse 4	28,3	23,8	37,4	27,8
Bonitätsklasse 5	11,4	12,9	14,8	16,3
Bonitätsklasse 6	18,0	16,1	16,4	13,8
Bonitätsklasse 7	13,2	12,6	8,6	9,5
Bonitätsklasse 8	24,3	24,6	11,3	10,8
Summe	**100,0**	**100,0**	**100,0**	**100,0**

VERTEILUNG DES KREDIT- UND KONTRAHENTENRISIKOS NACH BRANCHENGRUPPEN

Branche	Erwarteter Verlust in %	Value-at-Risk in %
Privatpersonen	27,1	9,5
Bauträger, Developer, Hauptgewerbe	11,0	14,9
Wohnungsbaugesellschaften, Immobilien-Investoren, Immobilien-Fondsgesellschaften	10,9	17,2
Versorgung	4,9	4,8
Branche unbekannt, Gewerbetreibende	4,9	5,6
Sonstige Finanzdienstleister	3,5	4,8
Dienstleistungen, unternehmensbezogen	3,4	3,3
Verlage, Medien	3,0	3,5
Gesundheit	2,8	2,8
Luft- und Raumfahrt	2,5	2,3
Nahrung	2,5	2,8
Kommunikation	2,0	2,0
Konsum, Textil (kurzlebig)	2,0	2,3
Fahrzeuge	2,0	2,8
Maschinenbau	1,8	2,3
Verkehr, Logistik	1,6	1,7
Konsum, Textil (langlebig)	1,5	1,7
Elektro	1,4	1,9
Öffentl. Haushalte, Organisationen ohne Erwerbszweck	1,3	1,5
Dienstleistungen, personenbezogen (Freizeit, Gastgewerbe)	1,3	1,0
Chemie	1,3	1,7
Banken	1,1	1,9
Nichteisen-Metall	1,1	1,6
Dienstl. personenbezogen (allgemein)	1,0	0,9
Papier	0,8	0,8
Mineralöl	0,8	1,3
Software	0,7	0,8
Mobilienleasing	0,5	0,7
Recycling, Entsorgung	0,3	0,3
Leichtmetall	0,2	0,3
Versicherungen	0,2	0,2
Immobilien-Leasinggesellschaften	0,2	0,4
Hardware	0,2	0,2
Druck	0,2	0,2
Summe	**100,0**	**100,0**

Risikoentwicklung im Jahresvergleich

In der Verteilung der Risikokennzahlen (erwarteter Verlust und Value-at-Risk) auf die Unternehmensbereiche schlagen sich Umstrukturierungen des Firmen- sowie Privatkundengeschäfts und des Bereichs International Markets im Jahr 2001 nieder, die im Zusammenhang mit der Optimierung unserer Marktausrichtung durchgeführt wurden. Die im letzten Jahr konsequent weitergeführten Maßnahmen zur Portfoliobereinigung im Immobilienbereich führten im Bereich Workout Immobilien (WIM) zu einem weiteren Abbau des prozentualen Anteils dieser Geschäftssparte am Gesamtrisiko um mehr als die Hälfte

In unserer Portfoliostruktur nach Bonitätsklassen spiegelt sich erwartungsgemäß im Vorjahresvergleich die weltweite konjunkturelle Schwäche wider. Unsere sensiblen Bonitätsermittlungsverfahren reagierten bei einigen unserer Kunden auf die verminderte Ertragslage und höhere Insolvenzwahrscheinlichkeit mit einer entsprechend schlechteren Bonitätseinschätzung (Verschiebungen von den Bonitätsklassen 1–3 in Bonitätsklasse 4).

Die Verteilung des Adressrisikos nach Branchengruppen zeigt andererseits, dass die im Jahr 2001 besonders kritischen Branchen wie zum Beispiel Medien, Luftfahrt und Kommunikation jeweils nur sehr kleine Anteile an unserem Gesamtportfolio darstellen. Seit Anfang 2001 verwenden wir bei der Risikomessung eine wesentlich feinere Brancheneinteilung, die eine noch genauere Abbildung und Analyse der Portfolioeffekte zulässt.

Unser internes Adressrisikomodell, welches wir für diese Risikoanalysen auf Portfolioebene einsetzen, ermöglicht es uns darüber hinaus, die Adressrisiken auch auf tieferen Ebenen bis hinunter zum einzelnen Geschäft zu messen. So können auf Basis dieser Detailanalysen wiederum gezielte Impulse für die Steuerung abgeleitet werden. Durch den Einsatz dieses hoch entwickelten Modells bereiten wir uns bereits jetzt auf den »übernächsten Schritt« der aufsichtsrechtlichen Eigenmittelunterlegung vor. Das erworbene Know-how, die Erfahrungen und die gesammelten Datenhistorien sind jedoch schon heute wertvoll bei der Schaffung der Voraussetzungen für die ab 2005/2006 erwartete Einführung der neuen Eigenkapitalstandards gemäß Basel II, insbesondere bei Anwendung des so genannten »Internal Ratings Based Approach«.

Länderrisiken

Zur Quantifizierung potenzieller Länderrisiken aus dem aktuellen Portfolio der HVB Group verwenden wir ebenfalls ein Portfoliomodell.

Auf Grund der geringen Anzahl von Ländern sind Länderportfolien naturgemäß eher gering diversifiziert. Daher ist die Abbildung von Portfolioeffekten (mittels Modell) für die Länderrisikomessung von zentraler Bedeutung.

Die Ausfallgefährdung einzelner Länder wird mit einem Länderrating dargestellt. Für die Ermittlung des Ratings werden einerseits quantitative Analysen mittels makroökonomischer Zeitreihen und Ausfallhistorien durchgeführt. Andererseits gehen qualitative Beurteilungen zu politischen und sonstigen Aspekten in den Ratingprozess ein. Auf Basis dieser Informationen vergeben die Spezialisten unseres volkswirtschaftlichen Research-Bereiches schließlich das Rating für die einzelnen Länder. Jeder Bonitätsklasse wiederum ist eine empirisch ermittelte Ausfallwahrscheinlichkeit zugeordnet.

LÄNDEREXPOSURE* UND LÄNDER-VALUE-AT-RISK NACH REGIONEN

Regionen	Exposure in Mio €	Exposure-Anteil in %	Value-at-Risk in Mio €	Value-at-Risk-Anteil in %
Afrika	1 259	1,4	24	7,9
Asien/Pazifik	11 567	13,0	74	24,1
Mittel- und Südamerika	3 368	3,8	122	39,6
Nordamerika	14 945	16,8	0	0,0
Westeuropa	50 666	57,1	0	0,0
Osteuropa	7 020	7,9	88	28,4
Summe	**88 825**	**100,0**	**308**	**100,0**

* Nach Sicherheiten.

Durch Kombination der Ausfallwahrscheinlichkeiten bzw. von deren Volatilitäten mit den Länderexposures nach Abzug Länderrisiko mindernder Sicherheiten kann analytisch der erwartete Verlust und der Länder-Value-at-Risk bestimmt werden. Bei letzterem sind sowohl die Portfolio-Wechselwirkungen (Korrelationen) zwischen den einzelnen Ländern wie auch zum Kredit- und Kontrahentenrisikoportfolio zu berücksichtigen. Unsere Tabellen zeigen die Gliederung des Länderportfolios der HVB Group nach Regionen, Bonitätsklassen sowie die Liste der Top Ten nach Volumen.

Im Jahresverlauf ergaben sich teilweise deutliche Verschiebungen bei einzelnen Regionen und Bonitätsklassen hinsichtlich Länderexposure und Value-at-Risk. So führte die negative Einschätzung einzelner Länder Südamerikas zu einem Anstieg des Value-at-Risk in dieser Region. In diesem Zusammenhang ist insbesondere die Entwicklung in Argentinien zu nennen. Die Gefahren der Argentinien-Krise wurden allerdings frühzeitig erkannt. In der Folge kam es zu einer Reduzierung des entsprechenden Länderexposures in der HVB Group. Daher liegt der Anteil des Argentinien-Exposures am Gesamtexposure mittlerweile deutlich unter einem Prozent. Positive Veränderungen haben sich in den Regionen Asien/Pazifik sowie Osteuropa ergeben. Bei relativ konstanten Exposure-Größen ging das Value-at-Risk beider Regionen erheblich zurück. Ursache hierfür ist insbesondere das bessere Rating einzelner Länder (unter anderem Russland).

Die Portfoliostruktur nach Bonitätseinstufung hat sich im Vergleich zum Vorjahr stark verbessert. So liegt der Anteil des Länderexposures aus den Bonitätsklassen 1–4 am Gesamtexposure nun bei über 96%. Ebenso wurde die Diversifikation im Länderrisiko gesteigert (das heißt Abbau von Klumpenrisiken).

Limitsystem

Als zentralen Bestandteil unseres Risikocontrollings und -managements setzen wir in allen relevanten Einheiten Limitsysteme ein, die ein ungewolltes bzw. unkontrolliertes Anwachsen unserer Risikoposition verhindern. Ihre Nutzung sowie die zugehörigen Eskalations- und Sanktionierungsmechanismen sind in entsprechenden Systemen, Arbeitsanweisungen und Prozessbeschreibungen fest verankert. Während im Falle der Kreditrisiken die Limitüberwachung in den dezentralen Krediteinheiten erfolgt, wird sie für Kontrahenten-, Emittenten- und Länderrisiken im zentralen Risikocontrolling durchgeführt.

Zur Überwachung des Kontrahenten- und Emittentenrisikos setzen wir weltweite Limitsysteme ein, welche in allen wesentlichen Lokationen der HVB Group, die Handelsgeschäft betreiben, online zur Verfügung stehen (Ausnahme: Bank Austria, bei der die Limitüberwachung derzeit noch über separate Systeme erfolgt). Auf diese Weise wird jedem Händler eine aktuelle Limitprüfung

LÄNDEREXPOSURE* UND LÄNDER-VALUE-AT-RISK NACH BONITÄTSKLASSEN

Bonitätsklasse	Exposure in Mio €	Exposure-Anteil in %	Value-at-Risk in Mio €	Value-at-Risk-Anteil in %
Bonitätsklasse 1	72 371	81,5	0	0,0
Bonitätsklasse 2	5 546	6,2	33	10,6
Bonitätsklasse 3	3 569	4,0	30	9,7
Bonitätsklasse 4	4 218	4,7	58	18,8
Bonitätsklasse 5	181	0,2	3	1,0
Bonitätsklasse 6	1 114	1,3	32	10,5
Bonitätsklasse 7	62	0,1	3	1,0
Bonitätsklasse 8	1 764	2,0	149	48,4
Summe	**88 825**	**100,0**	**308**	**100,0**

* Nach Sicherheiten.

und dem Risikocontroller eine unmittelbare Limitüberwachung pro Kontrahent bzw. Emittent ermöglicht. Jedes abgeschlossene Handelsgeschäft wird unverzüglich erfasst und auf das jeweilige Limit angerechnet.

Bei den Kontrahentenrisiken wird der Anrechnungsbetrag auch als »Exposure« oder »Kreditäquivalent« bezeichnet. Die Ermittlung erfolgt mit Hilfe moderner, marktwertbasierter Methoden. Hierbei wird der aktuelle Marktwert eines Geschäftes um das so genannte »add on« – einem Zuschlag für potenzielle Marktwertschwankungen über die Laufzeit des Geschäftes – erhöht (berechnet auf Basis eines 99%-Konfidenzintervalls). Das Grundprinzip der »Add-on«-Ermittlung findet ebenfalls in unserem so genannten »Internen Modell« Anwendung, welches das Marktrisiko aus Handelspositionen quantifiziert (siehe auch Risk Report, Abschnitt »Marktrisiken«). Durch die schrittweise methodische und technische Integration der Markt- und Kontrahentenrisikoermittlung konnten bereits deutliche Effizienzsteigerungen im Prozessablauf realisiert werden.

Das so ermittelte Exposure pro Kontrahent berücksichtigt sowohl Risiko reduzierende Netting-Vereinbarungen als auch Sicherheitenverträge, die den Kontrahenten verpflichten, auf täglicher Basis in Höhe des aktuellen Marktwertes der laufenden Geschäfte Sicherheiten zu stellen.

Verwendung der Ergebnisse

Die Ergebnisse der Messung von Adressrisiken fließen unmittelbar in die strategische und operative Steuerung ein. Auf diese Weise können Ertrags- und Risikokenngrößen jederzeit gegenübergestellt werden. Darüber hinaus liefert die Risikomessung die Grundlagen für eine effektive Portfoliosteuerung in den Portfoliomanagementeinheiten der Unternehmensbereiche, welche die Zusammensetzung ihrer Portfolien zunehmend aktiv durch Einsatz moderner Strukturierungsinstrumente optimieren. Um die Impulse unserer risikoadjustierten Steuerung ex ante bis auf die Ebene der Einzelgeschäfte zu transportieren, verwenden wir Vorkalkulationsmodelle, welche die Bestimmung risikoadäquater Margen im Neugeschäft und auf diese Weise eine faire individuelle Preisermittlung für unsere Kunden ermöglichen.

Ausblick 2002

Im Jahr 2002 liegt der Fokus unserer Aktivitäten auf der Umsetzung zeitkritischer Teilaspekte der neuen aufsichtsrechtlichen Anforderungen gemäß »Basel II« sowie in der Entwicklung eines neuen, integrierten Limitsystems für Kontrahenten- und Emittentenrisiken. Des Weiteren werden wir zusätzliche Unternehmen der HVB Group in das System der Adressrisikomessung datentechnisch

TOP-TEN-LÄNDER (OHNE BONITÄT-1-LÄNDER) NACH EXPOSURE*

Länder	Exposure in Mio €	Exposure-Anteil in %
Polen	1 583	1,8
Brasilien	1 028	1,2
Tschechische Republik	1 023	1,2
Russland	911	1,0
Hongkong	888	1,0
Südkorea	850	1,0
Ungarn	812	0,9
Südafrika	803	0,9
Türkei	727	0,8
Mexiko	702	0,8
Summe	**9 327**	**10,6**

* Nach Sicherheiten.

integrieren. Daneben planen wir die Praxiseinführung einer verfeinerten Methodik zur Länderrisikomessung sowie eines verbesserten DV-Systems zur Limitierung und Überwachung. Schließlich gilt unser Bestreben einer kontinuierlichen Verfeinerung von Methodik und Parametrisierung unserer Modelle, um die Effektivität unserer Steuerung im Bereich der Adressrisiken im Sinne verbesserter Ertrags-Risiko-Relationen weiter zu erhöhen.

b) Liquiditätsrisiken

Die Grundsätze und Regeln unserer konzernweiten Liquiditätssteuerung sind in einer vom Konzernvorstand verabschiedeten Group-Liquidity-Policy festgelegt. Die Umsetzung obliegt dem Group-Asset-Liability-Management unter Mitwirkung der dezentralen Asset-Liability-Management-Einheiten. Das Management der Liquiditätsrisiken in der AG sowie in den Konzerntöchtern gewährleistet unter der strengen Nebenbedingung der Einhaltung aufsichtsrechtlicher Bestimmungen die Sicherstellung der jederzeitigen Zahlungsfähigkeit. Über die aktuelle Liquiditäts- und Refinanzierungssituation wird regelmäßig ein Ausschuss des Vorstandes informiert.

Liquiditätsrisiko im engeren Sinne

Die Disposition der täglichen Liquidität und damit die Sicherstellung der jederzeitigen Zahlungsbereitschaft (Liquiditätsrisiko im engeren Sinne) wird sowohl zentral in unserem Group Clearing in München als auch dezentral in den jeweiligen Auslandsniederlassungen und Konzerntöchtern wahrgenommen. Zur Optimierung der Liquiditätsströme im Konzern dient eine gemeinsame Informationsplattform.

Unsere Bank hält an den wichtigsten Standorten umfangreiche Liquiditätsvorsorgebestände. Diese dienen als Sicherheit für den Zahlungsverkehr und zum Ausgleich kurzfristiger Liquiditätsengpässe am unbesicherten Geldmarkt und können jederzeit im System der europäischen Zentralbanken oder bei den jeweiligen Notenbanken eingesetzt werden. Daneben stehen der Bank erhebliche liquide Wertpapierbestände zur Verfügung, um Mittel auf gesicherter Basis aufzunehmen.

Liquiditätsstruktur

Die ausgewogene Liquiditätsstruktur der HypoVereinsbank AG zeigt sich auch in der relevanten Kennzahl des Liquiditätsgrundsatz II. Unter Maßgabe der aufsichtsrechtlichen Vorschriften lag der Überschuss der Zahlungsmittel gegenüber den Zahlungsverpflichtungen des jeweiligen Folgemonats für die AG bei durchschnittlich über 20 Mrd €. Die Entwicklung dieser Liquiditätskennzahl wird unter Einbeziehung der ausländischen Niederlassungen laufend überwacht und über die Vergabe von Mindestspielräumen aktiv gesteuert. Die Kennzahlen der inländischen Konzerntöchter werden lokal gesteuert und zentral überwacht.

MARKTRISIKO DER HANDELSAKTIVITÄTEN (VALUE-AT-RISK)

in Mio €	Durchschnitt 2001*	31.12.2001	30.9.2001	30.6.2001	31.3.2001	31.12.2000
Zinsbezogene Geschäfte	56	89	54	41	39	14
Währungsbezogene Geschäfte	18	25	16	14	19	11
Aktien-/Indexbezogene Geschäfte	19	18	15	19	22	28
Insgesamt	**93**	**132**	**85**	**74**	**80**	**53**

* Arithmetisches Mittel.

Refinanzierungsrisiko

Wir verfügen dank unserer starken Diversifikation in verschiedene Märkte, Kundengruppen und Produkte über eine breite Refinanzierungsbasis und Platzierungskraft. Dies sichert eine angemessene Refinanzierung des

Breite Refinanzierungsbasis

Aktivgeschäftes hinsichtlich Fristigkeit und Konditionen auch in schwierigen Marktphasen. Unsere Pfandbriefe mit ihrer besonderen Bonität und Liquidität waren auch im Jahr 2001 das wichtigste Refinanzierungsinstrument. Durch innovative Securitization-Transaktionen konnten neue Refinanzierungsmöglichkeiten erschlossen werden, die auch zukünftig konsequent weiter ausgebaut werden.

Die Refinanzierungsstruktur wird basierend auf einer detaillierten Fundingplanung und klaren Zielvorgaben in unserem Group-Funding-Management gesteuert und unter Berücksichtigung der Kosten optimiert. Die Koordination und Abstimmung im Konzern erfolgt im Rahmen eines Group-Funding-Committee.

Marktliquiditätsrisiko

Marktliquiditätsrisiken werden durch strikte Begrenzungen der zulässigen Märkte für die einzelnen Handelsportfolien gesteuert. Im Rahmen unserer Stresstests ermitteln wir für ausgewählte Szenarien das Risikopotenzial aus Liquiditätsrisiken. Das maximale Verlustpotenzial ist durch Stresslimite begrenzt.

c) Marktrisiken

Unter Marktrisiko verstehen wir den potenziellen Verlust, der durch die Veränderung von Preisen an Finanzmärkten für unsere Positionen entstehen kann. Diese umfassen Zins-, Devisen- und Aktienprodukte einschließlich der dazugehörigen Derivate.

Wir errechnen unsere Marktrisiken konzernweit nicht nur im Handelsbuch, sondern messen die Risiken auch aus der Fristentransformation (Anlagebuch), die sich aus der Steuerung unseres umfangreichen Geschäftes im Bank- und Hypothekenbankbuch ergibt. Die Steuerung der täglichen Cashflows aus dem Bank- und Hypothekenbankgeschäft erfolgt in der AG direkt im Group-Asset-Liability-Management (Unternehmensbereich International Markets), bei den betreffenden Konzerntöchtern in ihrer jeweiligen Treasury-Einheit bzw. Asset-Liability-Management-Einheit.

Quantifizierung

Der Value-at-Risk für Marktrisiken quantifiziert bei einem Sicherheitsniveau von 99% den maximalen Verlust, der durch Marktpreisveränderungen während einer definierten Haltedauer entstehen kann. Dabei werden in Abhängigkeit vom Portfolio, den zugrunde liegenden Produkten und dem Risikoansatz Haltedauern von 1 Tag oder 10 Tagen verwendet.

Unser derzeitiges Risikomesssystem für Zinsänderungsrisiken verwendet in München und London einen sowohl technisch als auch methodisch hoch entwickelten Monte-Carlo-Simulationsansatz (Internes Modell). Dabei werden alle relevanten Zinsrisikofaktoren (zum Beispiel Zinskurven) unter Berücksichtigung der Korrelationen simuliert. Nach dieser Vorgehensweise wird der Value-at-Risk für jede Stufe der Portfoliohierarchie geschätzt, das heißt von der einzelnen Position bis zu den obersten Einheiten. Als weiteren Risikoansatz verwenden wir für die Devisen- und Aktienrisiken in der AG einen statistischen Ansatz mit verschiedenen konservativen Annahmen (unter anderem separate Betrachtung von Währungen, Vernachlässigung von Risiko mindernden Korrelationseffekten). Darüber hinaus werden im Konzern für bestimmte Portfolien andere adäquate Verfahren wie beispielsweise ein Kovarianz-Ansatz oder eine statistische Methode eingesetzt.

Diese Value-at-Risk-Werte fassen wir dann über mehrere Stufen bis zu einem aggregierten Value-at-Risk für die Gesamtbank zusammen.

Auf dieser Basis ergaben sich im Jahresverlauf für unsere wesentlichsten Handelsbestände im Konzern die in der Tabelle ermittelten Marktrisiken je Risikoart. Die Werte sind auf eine 1-tägige Haltedauer (Marktstandard) normiert.

Die Spreadrisiken sind in den Risiken aus zinsbezogenen Geschäften ab 31. März 2001 ausgewiesen.

Der Value-at-Risk für zinsbezogene Geschäfte erhöhte sich im vierten Quartal auf Grund des Aufbaus von Zinsrisikopositionen hauptsächlich in der HypoVereinsbank AG.

Im Anlagebuch ergaben sich zum Jahresende Marktrisiken in Höhe von 128 Mio € (Ultimo 2000: 76 Mio €; 1-tägige Haltedauer).

Der Anstieg des Value-at-Risk resultierte hier vor allem aus der erstmaligen Berücksichtigung von Spreadrisiken in der HypoVereinsbank AG sowie aus dem Aufbau von Zinsrisikopositionen in einigen Konzerngesellschaften.

Die Risikomessmethodik wird durch ein regelmäßiges Backtesting überprüft, das die errechneten Value-at-Risk Werte mit den aus den Positionen errechneten Marktwertänderungen vergleicht.

Außerdem führen wir laufend Stresstests durch, welche das Verlustpotenzial unserer Positionen auf Grund außerordentlicher Ereignisse und Worst-Case-Szenarien zeigen. Die Spanne reicht zum Beispiel in der AG von einfachen Zinsschocks von 100 Basispunkten bis zum Ausfall ganzer Märkte oder einem Totalzusammenbruch aller Korrelationen. Die Auswirkungen aller Stressszenarien werden monatlich analysiert und berichtet.

Limitüberwachung Das Marktrisikocontrolling hat unmittelbaren Zugang zu den im Handel eingesetzten Front-Office-Systemen und kann damit auch Intraday die Risikosituation und Limiteinhaltung überwachen. Etwaige hohe Limitauslastungen oder -überschreitungen in Teilportfolien werden unmittelbar eskaliert und deren Rückführung zeitnah überwacht. Generell unterliegen damit alle unsere Marktrisiken einer laufenden Messung und Limitüberwachung durch das Risikocontrolling und werden von diesem auch regelmäßig an den Gesamtvorstand berichtet.

Die Steuerung der Risikopositionen im Anlage- und Handelsbuch erfolgt über ein hierarchisches Limitsystem (bis auf Abteilungsebene), das den Handlungsspielraum entsprechend begrenzt. Die Risikolimite werden vom Vorstand genehmigt und dürfen nicht überschritten werden. Bei eventuell auftretenden Ergebnisrückgängen wird das Risikomanagement zusätzlich informiert, unter Umständen werden auch die Risikolimite entsprechend reduziert.

Ergänzend zum hierarchischen Limitsystem sind die Stressrisiken im Internen Modell der AG über ein Ampelkonzept in Form eines Frühwarnsystems begrenzt. Bei »Rot« (Limitüberschreitung) werden die Konsequenzen aus den Stressszenarien zwischen Risikomanagement und Risikocontrolling erörtert und entsprechende Managementmaßnahmen eingeleitet. Auf diese Art und Weise unterstützen die Stresstests die Steuerung der Marktrisiken in der AG.

Ausblick 2002 Nach der erfolgreichen Abnahme des internen Modells »Partial Use« in der AG im Jahr 2001 für die Lokationen München und London werden wir im nächsten Schritt die Risiken aus Devisen und Aktien sowie Spreadveränderungen sukzessive auf den Monte-Carlo-Ansatz umstellen. Zusätzlich wird mit der Anbindung weiterer Lokationen wie Amerika und Asien an das interne Modell begonnen. Neben dem weiteren Ausbau des Monte-Carlo-Simulationsansatzes in der AG ist vorgesehen, die Risikomessverfahren in einzelnen Konzern-Einheiten technisch und methodisch zu verbessern.

d) Operational Risk

Operational-Risk-getriebene Verluste können aus den meisten Aktivitäten der Bank entstehen.

Definition Wir definieren Operational Risk als das Risiko von unerwarteten Verlusten durch menschliches Versagen, fehlerhafte Managementprozesse, Natur- und sonstige Katastrophen, Technologieversagen und Änderungen im externen Umfeld (Event Risk).

GRUNDSÄTZLICHES OPERATIONAL-RISK-ORGANISATIONSMODELL


Vorstand
Operational-Risk-Committee
Unternehmensbereiche
Zentralbereiche
Zentralbereiche
–Recht
–Compliance
–Personal
Risikocontrolling
Interne Revision
Verantwortung für Risikomanagement »Operational-Risk-Manager«
Standards & Richtlinien
Risikocontrolling
Revision

Die von uns gewählte Definition entspricht inhaltlich der von der BIZ zur Reform der Eigenkapitalrichtlinien (»Basel II«) verwendeten Beschreibung. Ein ergänzend verwendetes, ursachenbezogenes Kategorisierungsmodell ermöglicht die detaillierte Einsicht in die individuellen Risikoprofile der Geschäftsfelder und Dienstleistungsbereiche der HypoVereinsbank AG sowie der größeren Konzerntöchter und dient als Basis für die Ableitung von Steuerungsimpulsen.

Im Fokus 2001

Parallel zur bereits 1999 und 2000 initiierten, laufenden internen Weiterentwicklung des Managements und Controllings von Operational Risk stand das abgelaufene Geschäftsjahr im Zeichen des Konsultationspapiers der BIZ zur zukünftigen Eigenkapitalunterlegungspflicht für Operational Risk. Der dadurch angestoßene interne und externe Diskussionsprozess zeigt deutlich, dass auch in den nächsten Jahren hohe Anforderungen an die Weiterentwicklung der Prozesse im Risikomanagement und -controlling auf die Banken zukommen.

Nicht zuletzt zeigten auch die Ereignisse des 11. September 2001, mit den Anschlägen in New York und Washington, in welchen Dimensionen »Operational Risks« auftreten können und welche Bedeutung dabei einem funktionierenden Risikomanagement zukommt.

Unsere zentrale Einheit für Operational-Risk-Controlling setzte den Fokus ihrer Tätigkeiten im Jahr 2001 auf verschiedene Schwerpunkte:

- Weiterentwicklung des organisatorischen Rahmens für das Operational-Risk-Controlling und -Management,
- Praxiseinsatz des in 2000 entwickelten Tools zur qualitativen Bewertung der Kontroll- und Managementprozesse,
- aktive Beteiligung an der »Basel II«-Diskussion im Rahmen der Verbandsarbeit mit Berücksichtigung der ersten Ergebnisse bei der Weiterentwicklung unserer eigenen Instrumente,
- Teilnahme an den vom Baseler Ausschuss durchgeführten »Impact Studies«, die der Ermittlung von Ausgangswerten für die zukünftige aufsichtsrechtliche Ermittlung der Eigenkapitalbelastung dienen,
- Vorbereitung einer Loss Database zur Erfüllung der Baseler Anforderungen an die umfassende und vollständige Sammlung von Verlustdaten.

In Analogie zu den anderen Risikoarten gilt auch für Operational Risk das Prinzip der Funktionstrennung in Risikomanagement und -controlling.

Grundprinzip: Funktionstrennung

Dabei ist es eine der wichtigsten Aufgaben des Risikocontrollings, quantitative und qualitative Messmethoden zu erarbeiten und unabhängige Risikomessungen durchzuführen.

Das Risikomanagement hingegen hat die Verantwortung für die Steuerung des Operational Risk, das heißt für Maßnahmen zur Verminderung, Vermeidung oder Versicherung dieser Risiken. Dieses ist Aufgabe der verantwortlichen Risikomanager in unseren operativen Einheiten.

Die im Jahr 2000 konzipierten Rahmenbedingungen eines Operational-Risk-Framework für ein umfassendes und vollständiges Controlling und Management der Risiken wurden im abgelaufenen Geschäftsjahr umgesetzt. Die Verantwortlichkeiten zwischen Management und Controlling sind klar festgelegt; die Aufgaben eines bereichsübergreifenden Operational-Risk-Committee und seine Besetzung wurden verabschiedet. Die in den Bereichen benannten Operational-Risk-Manager setzen in enger Zusammenarbeit mit der Einheit für Risikocontrolling die Standards für Messung und die notwendigen Reportinganforderungen in den Bereichen um.

Quantitative Kriterien

Zur Quantifizierung setzen wir ein versicherungsmathematisches Modell ein. Dieser Ansatz wird in der Versicherungswirtschaft schon seit geraumer Zeit für die Bewertung von Teilen der hier betrachteten Risiken verwendet und auch von anderen Banken als viel versprechend und »State-of-the-Art« gesehen.

Die verschiedenen möglichen Methoden zur Quantifizierung von Operational Risk werden im Rahmen der aktuellen »Basel II«-Konsultation gegenwärtig intensiv diskutiert. Die Verwendung von Modellen ähnlich dem unserer Bank wird hierbei bei den anspruchsvolleren Ansätzen (»Advanced Measurement Approach«) als eine grundsätzliche Voraussetzung für die Optimierung der Eigenkapitalbelastung explizit genannt. Dies zeigt uns, dass wir hier auf dem richtigen Weg sind.

Im Konsultationspapier des Baseler Ausschusses wird bis zur Umsetzung der Richtlinien in nationales Recht voraussichtlich im Jahr 2005/2006 der Nachweis einer mindestens dreijährigen Zeitreihe vollständig und umfassend erfasster Verlustdaten (»Loss Database«) gefordert. Wir haben seit mehreren Jahren sukzessive einen Datenpool mit Verlustdaten aufgebaut, die eine solide Basis für die Quantifizierung darstellen. Die Vorbereitungen zur Erweiterung in Richtung auf die geforderte »Loss Database« konnten bis Ende 2001 weitgehend abgeschlossen werden.

Zusätzliche Verlustdaten erwarten wir aus der geplanten Beteiligung an einem internationalen Verlustdatenkonsortium, die eine weitere Säule der Datenversorgung darstellt. Hieraus sollen erstmals im Jahr 2002 anonymisierte Daten in unsere Risikoermittlung einfließen.

Qualitative Kriterien

Das im Jahr 2000 entwickelte, fragebogengestützte Control Assessment zur Ermittlung der Kontroll- und Prozessqualität in relevanten Einheiten der HypoVereinsbank wurde erstmals innerhalb des Planungsprozesses zur Ermittlung des bereichsspezifischen Risikokapitals für Operational Risk eingesetzt.

Verwendung der Ergebnisse

Die ermittelten Value-at-Risk-Werte für Operational Risk sind Bestandteil der Risikokapitalallokation für alle Risikoarten auf die Geschäftsfelder. Auf Basis der gemessenen AG-Risikowerte werden die Value-at-Risk- bzw. die Risikokapitalwerte für Operational Risk der Konzerntöchter abgeleitet.

Der interne Verzinsungsanspruch auf das Risikokapital für Operational Risk, die zunehmende Transparenz über Anzahl, Höhe und Verteilung der Risiken sowie die Auswertungen der Control Assessments, letztlich in einer qualitativen Messzahl für Kontrollqualität mündend, schärfen das Bewusstsein der operativen Einheiten für die Bedeutung dieser Risiken.

Risikomanagement

Die Risikomanagementeinheiten der Unternehmens- und Dienstleistungsbereiche der Bank steuern das Operational Risk mit einer Vielzahl von Maßnahmenbündeln. Für das abgelaufene Geschäftsjahr sind hervorzuheben:

Geschäftsfelder und Dienstleistungsbereiche

Im Privatkundengeschäft wurde flächendeckend ein Selbstbewertungsverfahren nach dem EFQM (European Foundation for Quality Management)-Modell eingeführt. Mit Hilfe dieses Verfahrens können systematisch und regelmäßig deutlich mehr Verbesserungs- und Risikopotenziale aufgedeckt werden als nach bisherigen Methoden. Zusätzlich konnten durch die Optimierung der Risikoerfassung und der Prozesse zum Risikomanagement jährliche Fehlerkosten in ansehnlicher Höhe vermieden werden.

Die im Bereich des Zahlungsverkehrs in Folge einer Vielzahl von Maßnahmen erreichte Qualitätsführerschaft wird durch mehrere durchgeführte Benchmarks bestätigt. In 2001 wurde die Verarbeitungsqualität durch die Einführung neuer, wichtiger Systeme weiter verbessert; Contingency-Backup-Systeme mit minimaler Anlaufzeit für Notfälle wurden entwickelt und dezentrale Backup-Standorte eingerichtet.

Auch die Tochterunternehmen arbeiten kontinuierlich an der Weiterentwicklung ihres Risikomanagements und -controllings. Besonderes Augenmerk wurde im abgelaufenen Geschäftsjahr dabei auf die Schaffung organisatorischer Voraussetzungen und die vollständige Erhebung von Verlustdaten gelegt, ebenso wie auf die enge Zusammenarbeit und den Erfahrungsaustausch mit den anderen Konzerneinheiten und den Einsatz von Control Assessments. In der Financial Markets Service Bank GmbH erfolgte darüber hinaus u. a. die Etablierung des EFQM-Modells und des Total-Quality-Management-Ansatzes.

IT-Risiken

Die Verfügbarkeit von Systemen, unter anderem im kundennahen Selbstbedienungsbereich, konnte durch verschiedene Maßnahmen weiter verbessert werden.

Die Risiken neuer Technologien wurden insbesondere durch die neuartige Verbreitungstechnologie des »NIMDA«-Virus im September 2001 verdeutlicht, der mit der Einrichtung zusätzlicher Sicherheitssoftware erfolgreich begegnet werden konnte. Der erfolgreiche Internet Relaunch im dritten Quartal erfolgte ebenfalls unter gleichzeitiger Implementierung von neuer, zusätzlicher Sicherheitssoftware, die Hackerangriffe (wie den vom 16. September 2001) auf das Online-Banking zukünftig zuverlässig ausschließt.

Im Lauf des Jahres erfolgte des Weiteren die Überprüfung, Aktualisierung und Erweiterung wichtiger Backup-Verfahren im Großrechner-Bereich, unter anderem die doppelte Speicherung von Daten mit Ausgabe an verschiedenen Standorten. Gleichzeitig wurden zur Risikominimierung Möglichkeiten zur Nutzung räumlich getrennter Standorte wahrgenommen. Die Wiederanlauffähigkeit nach Ausfall von zentralen Rechnern wurde mehrmals erfolgreich getestet.

Ereignisse des 11. September 2001

In Folge der Ereignisse des 11. September 2001 wurden die Notfallpläne der Bereiche einer kritischen Überprüfung auf deren Eignung für solche Extremfälle unterzogen. Gleichzeitig ist ein laufendes Projekt »K(atastrophen)-Fall-Management« installiert, das übergreifend unter anderem Notfallszenarien, -maßnahmen und -kapazitäten analysiert, geschäftskritische Standorte identifiziert und erforderlichenfalls Anpassungsmaßnahmen veranlasst.

Rechtliche Risiken

Für das Management der rechtlichen Risiken aller von der Bank betriebenen Geschäfte ist unser Zentralbereich Recht zuständig. Gesetzesänderungen und Rechtsprechung werden jeweils zeitnah umgesetzt, das Dokumentationsrisiko wird zentral und dezentral überwacht. Als Konzernrechtsabteilung nimmt der Bereich auch eine Corporate-Center-Funktion wahr, indem er konzerneinheitliche Standards des Legal-Risk-Managements setzt und deren Einhaltung gewährleistet.

Das am 1. Dezember 2001 in Kraft getretene Schuldrechtsmodernisierungsgesetz führt nur zu geringfügigen Modifikationen der von uns verwendeten Formulare und Allgemeinen Geschäftsbedingungen.

Zum Rechtsmanagement gehört auch, rechtliche Konfliktpotenziale frühzeitig zu erkennen und Konfliktlösungen allgemein oder im Einzelfall herbeizuführen. Bei Auseinandersetzungen mit Kunden oder Dritten strebt die Bank eine einvernehmliche Erledigung an. Soweit sich Rechtsstreitigkeiten trotzdem nicht vermeiden lassen, wurden diese auch im vergangenen Jahr in weit überwiegender Zahl zu Gunsten der Bank entschieden.

Dies gilt auch für Rechtsstreitigkeiten, die Kunden gegen die Bank wegen der Vermittlung von Immobiliendarlehen über Strukturvertriebe angestrengt haben. Positiv zu vermerken ist in diesem Kontext eine Grundsatzentscheidung des Bundesgerichtshofs vom 24. April 2001, wonach Verbraucherkreditverträge, die durch einen Vertreter des Verbrauchers abgeschlossen werden, auch dann wirksam sind, wenn die dem Vertreter erteilte Vollmacht nicht die von § 4 Abs. 1 Satz 4 Ziff. 1 VerbrKrG für den Kreditvertrag geforderten Mindestangaben über die Kreditbedingungen enthält. Auch das viel beachtete Urteil des Europäischen Gerichtshofes vom 13. Dezember 2001 macht keine negative Neubewertung rechtlicher Risiken erforderlich. So stellte der EuGH lediglich fest, dass die Europäische Haustürgeschäfte-Richtlinie durch den deutschen Gesetzgeber unzureichend umgesetzt worden sei, weil das ein Widerrufsrecht des Verbrauchers statuierende deutsche Verbraucherkreditgesetz auf Realkredite keine Anwendung findet. Die Entscheidung hat jedoch keinen Einfluss auf bestehende Immobiliendarlehensverträge, da diese in Übereinstimmung mit den Vorschriften des Verbraucherkredit- und Haustürwiderrufsgesetzes zustande gekommen sind und sich die Europäische Haustürgeschäfte-Richtlinie nur an die Mitgliedstaaten richtet, der einzelne Verbraucher aus dieser aber nicht unmittelbar ein individuelles Widerrufsrecht herleiten kann.

Im Mai 2001 wurde die am United State District Court New York gegen deutsche Wirtschaftsunternehmen, darunter die HypoVereinsbank AG, erhobene »Holocaust-Class-Action« abgewiesen. Damit waren die Voraussetzungen für Zahlungen auf Grund des am 12. August 2000 in Kraft getretenen Gesetzes zur Errichtung der deutschen Stiftung »Erinnerung, Verantwortung und Zukunft« gegeben, zu welcher unsere Bank einen erheblichen finanziellen Beitrag leistete.

Die außerordentliche Hauptversammlung der DAB Bank AG vom 15. November 2000 hatte im Zuge des Erwerbes der Self Trade S. A. mit Sitz in Paris beschlossen, das Grundkapital gegen Sacheinlage zu erhöhen sowie ein genehmigtes Kapital zu schaffen. Gegen diese Beschlüsse hatten zwei Aktionäre Anfechtungsklagen erhoben und gerügt, der Ausgabebetrag der im Rahmen der Kapitalerhöhung emittierten neuen Aktien der DAB sei unangemessen niedrig. Um einen bei Fortführung des Anfechtungsverfahrens drohenden Schwebezustand im Interesse der DAB und ihrer Aktionäre zu vermeiden, hatten die Parteien am 13. Dezember 2001 auf Empfehlung des Oberlandesgerichts München einen Prozessvergleich geschlossen, dem die HypoVereinsbank AG beigetreten war. Darin hatte sich die Bank verpflichtet, an die Altaktionäre der DAB einen baren Ausgleich in Höhe von 1,10 € je Aktie zu zahlen.

Auf Antrag einiger Aktionäre der Südboden und der NürnbergHyp wird im Rahmen von gegen die HVB Real Estate Bank AG angestrengten Spruchstellenverfahren das im Verschmelzungsvertrag von Nürnberger Hypothekenbank AG und Süddeutsche Bodencreditbank AG auf die Bayerische Handelsbank AG vereinbarte Umtauschverhältnis gerichtlich überprüft. Der Ausgang der Verfahren ist derzeit offen. Zu einer Unwirksamkeit des Verschmelzungsvertrages führen die Spruchstellenverfahren jedoch in keinem Falle.

Die Europäische Kommission hat am 11. Dezember 2001 gegen die HypoVereinsbank AG eine Geldbuße in Höhe von 28 Mio € und gegen die Vereins- und Westbank AG in Höhe von 2,8 Mio € festgesetzt, weil sich die Institute angeblich an einer Preisabsprache bezüglich des Entgeltes für den Sortenumtausch innerhalb der Euro-Zone beteiligt haben. Diese Bußgeldentscheidung entbehrt jeglicher sachlicher und rechtlicher Grundlage. So hat es in der Bundesrepublik Deutschland zu keiner Zeit derartige Preisabsprachen gegeben, vielmehr waren die erhobenen Gebühren uneingeschränkt dem freien Wettbewerb ausgesetzt. Beide Institute haben gegen diese haltlose Entscheidung der Kommission Rechtsmittel zum Europäischen Gerichtshof eingelegt.

Ausblick 2002

Für das Jahr 2002 steht insbesondere die weitere Entwicklung der »Basel II«-Diskussion im Vordergrund unseres Augenmerks. Vorrangig werden wir an der Umsetzung und konzernweiten Einführung der »Loss Database« arbeiten.

Auch die methodische Weiterentwicklung des Control Assessments soll vorangetrieben werden, mit dem Schwerpunkt von Risk Assessments zur Ermittlung bereichsspezifischer Risikoprofile. Die Quantifizierungsansätze werden ebenfalls im Hinblick auf den Fortgang des »Basel II«-Konsultationsprozesses überarbeitet.

e) Geschäftsrisiken

Als Geschäftsrisiken definieren wir unerwartete, das heißt vom ermittelten Trend abweichende, negative Veränderungen des Geschäftsvolumens und/oder der Margen, die nicht auf andere Risikoarten zurückzuführen sind. Die Folge sind nachhaltige Ergebnisrückgänge mit entsprechender Auswirkung auf den Marktwert eines Unternehmens. Geschäftsrisiken werden verursacht durch ein deutlich verschlechtertes Marktumfeld (zum Beispiel im vergangenen Geschäftsjahr massiver Einbruch des Wertpapierprovisionsgeschäftes durch schlechte Börsensituation) oder unerwartete Änderungen im Kundenverhalten bzw. der Konkurrenzsituation.

Die Messung unserer Geschäftsrisiken basiert auf historischen Erlös- und Kostenvolatilitäten unter Berücksichtigung der Korrelationen, wobei – sofern notwendig und sinnvoll – auch aktuellen Entwicklungen Rechnung getragen wird.

Die operative Steuerung des Geschäftsrisikos obliegt im Rahmen des allgemeinen Ertrags- und Kostenmanagements den einzelnen Geschäftseinheiten.

f) Risiken aus bankeigenem Immobilienbesitz

Für die Risikomessung unseres bankeigenen Immobilienbestandes wenden wir konzernweit ebenfalls die Value-at-Risk-Methode an. Als Ausgangsgrößen ziehen wir die Marktwerte der Immobilien sowie entsprechende historische Volatilitäten heran. Letztere ermitteln wir aus internen Daten oder geeigneten externen Immobilienindizes, wobei Korrelationen zwischen einzelnen Regionen in der Berechnung berücksichtigt werden.

g) Risiken aus Anteils-/Beteiligungsbesitz

Die Risiken unseres sowohl börsennotierten als auch nicht börsennotierten Anteils-/Beteiligungsbesitzes werden nach einem dem Aktien-Handelsrisiko ähnlichen Ansatz erfasst. Dabei werden jedoch auf Grund des langfristigen Anlagecharakters dieser Beteiligungen die Volatilitäten auf Basis von Jahresdurchschnittskursen ermittelt. Bei nicht börsennotierten Werten legen wir entsprechende Branchenindizes zugrunde.

Insgesamt gesehen ist diese Risikoposition stark durch unsere größeren Finanzpakete wie zum Beispiel Allianz und Münchener Rück geprägt. Nicht enthalten sind hier unsere operativen Konzerntöchter, da deren Risiken bereits differenziert nach den anderen Risikoarten ermittelt werden und dort erfasst sind.

Portfoliosteuerung

Die Portfoliosteuerung unseres Anteils-/Beteiligungsbesitzes erfolgt durch den Gesamtvorstand nach strategischen Zielen gemäß dem Konzept »Bank der Regionen«, nach Rentabilitätsvorgaben sowie nach Abwägung von Chancen und Risiken. Die Fachabteilungen liefern für diese Investitions- und Desinvestitionsentscheidungen die erforderlichen Informationen, die unter anderem mit Hilfe unseres Controlling-Instrumentariums gewonnen werden.

h) Strategische Risiken

Strategische Risiken resultieren daraus, dass das Management wesentliche Trends, die die Struktur des Bankensektors als Ganzes oder einzelne Geschäftsfelder betreffen, nicht frühzeitig genug erkennt oder falsch einschätzt und in der Konsequenz unvorteilhafte Grundsatzentscheidungen trifft, die nicht oder nur schwer reversibel sind. Strategische Risiken sind nicht mit quantitativen Methoden zu erfassen und steuern. Sie zu begrenzen setzt vielmehr eine laufende Beobachtung des nationalen und internationalen Umfeldes, eine kritische Überprüfung der eigenen Stärken und Schwächen sowie ein flexibles und innovatives Reagieren auf die Herausforderungen der Märkte voraus.

Strukturwandel im Bankensektor

Markantestes Beispiel für derartige Trends ist der fortgesetzte Prozess der nationalen und internationalen Bankenkonzentration, der vor dem Hintergrund bestehender Überkapazitäten im Bankgewerbe begonnen hat. Während in Deutschland dieser Konsolidierungsprozess heute eher den öffentlich-rechtlichen und den genossenschaftlichen Sektor betrifft, sind im Bereich der privaten Banken in Zukunft eher verstärkt grenzüberschreitende Fusionen zu erwarten.

Die Chancen einer solchen Konzentration liegen zum einen in einer Stärkung der Marktposition im fragmentierten Bankenmarkt, zum anderen in der Realisierung von Kostensynergien durch die Bündelung von Stabsfunktionen und internen Dienstleistungen. Andererseits besteht für das einzelne Institut das strategische Risiko, in diesem Prozess von der Position eines aktiven, gestaltenden Marktteilnehmers in die eines passiven zu geraten oder beim Integrationsmanagement zu versagen, das heißt die erhofften Synergien nicht zu realisieren.

Unsere Bank hat auf diesem Gebiet in den vergangenen Jahren eine sehr aktive Rolle eingenommen und im Jahr 2000 mit der Akquisition der Bank Austria eine der ersten großvolumigen grenzüberschreitenden Transaktionen in Europa realisiert.

Das abgelaufene Geschäftsjahr stand insbesondere unter dem Zeichen der rechtlichen, organisatorischen und personellen Integration von HypoVereinsbank und Bank Austria. So wurden sämtliche Tochterinstitute der beiden Gesellschaften in den osteuropäischen Ländern, auch in Polen, zusammengeführt, woraus sich eine führende Marktposition in diesen Regionen ergibt. Zum anderen hat die HypoVereinsbank sämtliche Aktivitäten der Bank Austria in Westeuropa, Amerika und Asien integriert. Weiterer Eckpunkt der internen Restrukturierung war die rechtliche Zusammenführung der IT-Aktivitäten in der HVB Systems sowie die Fusion der drei bayerischen Hypothekenbankentöchter zur HVB Real Estate Bank AG.

Entwicklung Privatkundengeschäft

Auch das Privatkundengeschäft, eine der tragenden Säulen in unserem »Bank der Regionen«-Konzept, befindet sich in einem tief greifenden Strukturwandel. Die Ursachen dafür sind unter anderem die hohen Kosten des traditionell dominanten stationären Vertriebs, die zunehmende, ebenfalls kostenintensive Differenzierung der Vertriebsformen, steigende Erwartungen der Kunden an preisgünstigen Service bei Standardprodukten einerseits und kompetente Beratung sowie Lieferfähigkeit bei komplexen Leistungen andererseits. Die Herausforderungen für das Management liegen in diesem Bereich darin, neue, zusätzliche Ertragsquellen zu generieren und gleichzeitig den Kostenblock aus Vertrieb und Abwicklung ohne Qualitätsverluste für die Kunden zu reduzieren.

Einen wichtigen Beitrag zur Erschließung neuer Ertragsquellen liefert das Thema Bankassurance, das im vergangenen Jahr eine Wiederbelebung im deutschen Markt erfahren hat. Bereits seit Jahren pflegte unsere Bank eine erfolgreiche Kooperation mit der VICTORIA Versicherung, die nunmehr durch eine strategische Partnerschaft mit der Münchener Rückversicherungs-Gruppe auf sämtliche Erstversicherer der ERGO-Gruppe ausgeweitet worden ist. Gegenstand der Kooperation ist hauptsächlich der wechselseitige Vertrieb von Bank- und Versicherungsprodukten unter Nutzung der Kompetenzen des jeweiligen Vertriebspartners.

Die forcierte Zusammenarbeit zwischen Bank und Versicherungsunternehmen beleuchtet einen weiteren generellen Trend im Privatkundengeschäft, nämlich das Aufbrechen der traditionellen Wertschöpfungskette, bei der Vertrieb und Produktion der den Kunden angebotenen Dienstleistungen stets in einer Hand vereinigt waren. Der Einsatz moderner Kommunikationstechnologien macht es den Banken leichter, die Wertschöpfungskette zu zerlegen und sowohl eigene Produkte und Dienstleistungen über unabhängige Drittvertriebe zu verkaufen wie auch für den eigenen Vertrieb solche Leistungen von Dritten einzukaufen und den Kunden anzubieten. Auf diesem Gebiet hat die HVB Group eine Vorreiterrolle beim Vertrieb von fremden Fonds eingenommen, womit sie zugleich ihre Position als kompetenter und objektiver Partner ihrer Kunden in der Vermögensanlage stärkt. Andererseits besteht hier das strategische Risiko in der Wahl der richtigen Geschäftspartner, da die Bank keinen unmittelbaren Einfluss mehr auf die Qualität der angebotenen Produkte hat.

Auch in der Abwicklung unserer Dienstleistungen ist dieser Trend zu beobachten. So ist unsere Financial Markets Service Bank als Transaktionsbank für die Abwicklung von Wertpapiergeschäften positioniert, die ihre Leistungen nicht nur konzerneigenen, sondern auch fremden Banken anbietet und externe Kunden hat. Unser Ziel ist hier, in der Produktion von Bankleistungen Skaleneffekte zu erringen und so die Kostenbasis unserer Leistungserstellung deutlich zu reduzieren, was letztlich auch unseren Kunden zugute kommt.

Immobilienfinanzierungsgeschäft

Im Immobilienfinanzierungsgeschäft wurden speziell im zweiten Halbjahr 2001 die Auswirkungen des weltweiten konjunkturellen Abschwungs – der in Deutschland bereits den Charakter einer Rezession trägt – spürbar, wobei sich der erwartete Trend zu grundsätzlich höherer Marktvolatilität und immer stärkerer regionaler Differenzierung bestätigt hat.

Auch für 2002 ist – bedingt durch die anhaltende Unsicherheit bezüglich der weiteren gesamtwirtschaftlichen Entwicklung – eine insgesamt schwierige Marktsituation sowohl im Bereich des Gewerbe- wie auch des Wohnbaus zu erwarten.

Die HVB Group reagiert auf die daraus entstehenden Risiken mit einem stetigen Ausbau ihrer Marktanalyse- und -prognosekompetenz, die sich vor allem in einer fortlaufend verbesserten Markttransparenz ausdrückt.

Auf diesem Know-how aufbauend verfolgen wir auch weiterhin konsequent die Strategie der internationalen Diversifizierung unseres Immobilienfinanzierungsportfolios. Wesentliche Komponenten eines diese Strategie begleitenden, aktiven Risikomanagements sind konzernweit einheitliche Standards in der Bonitätsbeurteilung, in der risikoadjustierten Konditionengestaltung sowie bei der laufenden Kreditüberwachung (zum Beispiel hinsichtlich der Kontrolle der Mittelverwendung), mit Fokussierung auf erstklassige Adressen mit marktgerecht kalkulierten und bewerteten Finanzierungsobjekten. Speziell die Risikostruktur unseres Auslandsgeschäfts zeigt die Effizienz der hier eingesetzten Instrumentarien sowie die hohe Marktkompetenz, welche die Immobilienfinanzierungsspezialisten vor Ort aufgebaut haben.

Zunehmend legen wir dabei Wert auf die Kapitalmarktfähigkeit der Assets, um durch gezielte, strukturierte Transaktionen unseren Handlungsspielraum im aktiven Kreditportfoliomanagement noch weiter auszudehnen. Dies trägt unserer Zielsetzung der konsequenten Portfolio- und damit selbstverständlich auch Risikodiversifizierung nachhaltig Rechnung.

Durch vereinheitlichte EDV-Systeme und entsprechend angepasste Prozesse werden wir im Rahmen des Innenausbaus der 2001 gegründeten HVB Real Estate Bank AG, speziell im Kerngeschäft der professionellen Immobilienfinanzierung, auf eine weitere Verbesserung der Kreditrisikosteuerung hinwirken.

Personal

Ein weiteres strategisches Risiko besteht darin, dass Finanzdienstleister in besonderem Maß auf das Gewinnen und Halten qualifizierter Mitarbeiter angewiesen sind. Das betrifft sowohl die Management- wie auch die Fachfunktionen. Der Arbeitsmarkt für qualifizierte Mitarbeiter ist nach wie vor eng.

Wichtige Risikofaktoren bei der Entscheidung für ein Unternehmen sind die drei Kriterien Unternehmenskultur, fordernde Aufgabe und wettbewerbsfähige Vergütung. Nicht zuletzt deswegen sind diese Themen für unsere Bank auch von besonderer Bedeutung.

Die HVB Group hat sich durch ihre Strategie »Bank der Regionen« und ihre nachweislich konsequente Umsetzung zu einem der attraktivsten Arbeitgeber im deutschen Finanzwesen entwickelt. Wir sind international tätig und legen großen Wert auf innovatives Personalmarketing sowie systematische Personalentwicklung. Des Weiteren verfügen wir über eine ausgeprägte Leistungskultur und ausgereifte Vergütungssysteme (siehe hierzu auch Jahresbericht, Kapitel »Unsere Mitarbeiter«). Damit sind wir vor allem für ambitionierte Mitarbeiter interessant.

Insgesamt gehen wir daher davon aus, auch in Zukunft vor allem in den Bereichen, in denen wir weiter wachsen wollen, qualifizierte Mitarbeiter in ausreichendem Umfang gewinnen zu können.

Personalabbau

Eine Eigenkapitalrendite von 15% im Jahr 2004 erfordert Ertragssteigerungen, aber auch eine deutliche Reduzierung der Kosten. Daher hat die Bank beschlossen, in den Jahren 2001 bis 2004 insgesamt 9100 Stellen zu streichen und aus Gründen der Kostenwirksamkeit die Mitarbeiterkapazitäten entsprechend zu reduzieren. Der Abbau verteilt sich wie folgt:

- Privatkundengeschäft Deutschland: 2200 Stellen,
- BA/CA in Österreich: 1600 Stellen,
- BPH/PBK Polen: 4000 Stellen,
- HVB Real Estate: 800 Stellen,
- Dienstleistungsbereiche: 500 Stellen.

Im Jahr 2001 wurden im Rahmen dieser Planung bereits 1600 Stellen gestrichen, außerdem konnten wir im Vorgriff auf 2002 rund 500 weitere Stellen abbauen. Der Schwerpunkt des weiteren Abbaus wird im Jahr 2002 liegen. Bis zum Jahr 2004 planen wir den gesamten Stellenabbau realisiert zu haben (siehe auch Jahresbericht, Kapitel »Unsere Mitarbeiter«).

Die Abbauvorhaben sind so geplant, dass die angestrebte Kostensenkung eintritt, ohne sich negativ auf Erträge oder auf die Wahrnehmung wesentlicher Funktionen auszuwirken. Schlüsselprojekte sind die Zusammenführung von BPH und PBK in Polen, BA und CA in Österreich, Effizienzsteigerung im deutschen Privatkundengeschäft (Stäbe, Produktion und auch Vertrieb), Zusammenführung der Immobilienaktivitäten in der HVB Real Estate und die Straffung zentraler Funktionen.

Der Stellenabbau ist zwar anspruchsvoll, aber durchaus zu bewältigen. In Deutschland werden wir zunächst die Fluktuation nutzen und Mitarbeiter, deren Arbeitsplatz entfallen ist, möglichst auf anderen freien Stellen im Konzern einsetzen. Wo das nicht möglich ist, verfügen wir über eine breite Palette gut akzeptierter Maßnahmen, beispielsweise Vorruhestand und Altersteilzeit, Reduzierung des Beschäftigungsfaktors, Short Term Sabbaticals, Beschäftigung durch HVB TransFair oder HVB Profil, deren Mitarbeiter für Konzernunternehmen oder Dritte tätig sind, sowie Aufhebungsverträge. Wir sind daher bei entsprechender Flexibilität und Mobilität der Mitarbeiter zuversichtlich, die personelle Umsetzung ohne betriebsbedingte Kündigungen realisieren zu können.

In Österreich ist es auf Grund der rechtlichen und dienstrechtlichen Situation notwendig, mit den Mitarbeitern freiwillige Auflösungsvereinbarungen zu treffen. Wegen des derzeitigen Umfelds (Arbeitslosigkeit, schlechte Pensionskassenrendite) sowie der in der Öffentlichkeit diskutierten sozialversicherungsrechtlichen Änderung von Rahmenbedingungen (Pensionsantrittsalter) ist die Umsetzung von Risikofaktoren begleitet. Die Bank Austria plant moderne mobilitätsfördernde Maßnahmen, die eine flexible Gestaltung von Vorruhestandsmodellen ermöglichen und somit gute Voraussetzungen für die zu erreichenden Ziele bilden.

In Polen haben BPH und PBK bereits im Jahr 2001 die Zahl der Beschäftigten um 1000 reduziert. Wir gehen davon aus, dass die personalpolitische Umsetzung der Fusion weiterhin planmäßig verläuft.

4. ZUSAMMENFASSENDE DARSTELLUNG

Für die HVB Group sind der bewusste Umgang mit Risiken und deren aktives Management Kernelemente einer professionellen Geschäftssteuerung und damit eine wesentliche Voraussetzung zur nachhaltigen Steigerung des Unternehmenswertes. Dies spiegelt sich in unserem integrierten Ansatz eines umfassenden Risiko-Rendite-orientierten Steuerungssystems wider, welches alle Geschäftsfelder und Funktionen unserer Bank umfasst. Die transparente und eng verzahnte Darstellung von Ertrags- und Risikokomponenten liefert dem Management nicht nur wichtige entscheidungsrelevante Informationen, sondern bildet auch die Grundlage für eine gelebte »Risikokultur« aller Mitarbeiter.

Risiko-Rendite-orientiertes Steuerungssystem

Die Quantifizierung und laufende Überwachung unserer Risiken inkl. Berichtswesen an den Vorstand werden durch ein organisatorisch unabhängiges und neutrales Konzernrisikocontrolling wahrgenommen. Die operative Steuerung der Risiken erfolgte bislang ausschließlich in den jeweiligen Risikomanagementeinheiten der Unternehmens- und Dienstleistungsbereiche.

Seit Jahresbeginn 2002 wird das Risikocontrolling sowie das konzernweite und Geschäftsfeld übergreifende Portfoliomanagement von der neu geschaffenen Funktion des Chief Risk Officers verantwortet.

Wir erfassen unsere Risiken konzernweit nach klar definierten Risikoarten und messen diese mit vergleichbaren Methoden sowie einheitlichen Parametervorgaben (zum Beispiel Konfidenzniveau von 99%). Dies ermöglicht uns eine über alle Risiken und Risikobereiche hinweg aggregierte Darstellung unseres Gesamtrisikos, welches regelmäßig der Risikotragfähigkeit der Bank gegenübergestellt wird. Darüber hinaus ist diese konsistente Erfassung Ausgangsbasis unserer konzernweiten Risikokapitalallokation zur Abdeckung unerwarteter Risiken.

Die von uns verwendeten Methoden und Systeme zur Risikomessung und -steuerung erfüllen auf Grund ihrer hohen Qualität sämtliche gesetzlichen und aufsichtsrechtlichen Anforderungen. Dies zeigte sich im vergangenen Geschäftsjahr beispielsweise auch in der erfolgreichen Abnahme unseres »Internen Modells« zur Messung von Zinsänderungsrisiken in der AG durch die Aufsichtsbehörden.

Des Weiteren bereiten wir uns bereits intensiv auf die ab dem Jahr 2005/2006 erwartete Einführung der neuen Eigenkapitalstandards gemäß »Basel II« vor. Unser Know-how und unsere Erfahrungen ermöglichen es uns hierbei, auf Ebene des Bundesverband deutscher Banken sowie in direktem Kontakt mit den Aufsichtsbehörden bei der Konsultation dieses neuen Regelwerks aktiv mitzuwirken.

GEWINN- UND VERLUSTRECHNUNG MIT GEWINNVERWENDUNG FÜR DIE ZEIT VOM 1. JANUAR BIS 31. DEZEMBER 2001

ERTRÄGE/AUFWENDUNGEN

	Notes	2001	2000	Veränderungen	
		in Mio €	in Mio €	in Mio €	in %
Zinserträge	29	38 784	31 106	+ 7 678	+ 24,7
Zinsaufwendungen	29	31 453	25 956	+ 5 497	+ 21,2
Zinsüberschuss	29	7 331	5 150	+ 2 181	+ 42,3
Kreditrisikovorsorge	30	2 074	1 186	+ 888	+ 74,9
Zinsüberschuss nach Kreditrisikovorsorge		5 257	3 964	+ 1 293	+ 32,6
Provisionserträge		3 592	2 812	+ 780	+ 27,7
Provisionsaufwendungen		715	389	+ 326	+ 83,8
Provisionsüberschuss	31	2 877	2 423	+ 454	+ 18,7
Handelsergebnis	32	592	548	+ 44	+ 8,0
Verwaltungsaufwand	33	7 735	5 117	+ 2 618	+ 51,2
Saldo sonstige betriebliche Erträge/Aufwendungen	34	485	55	+ 430	>+ 100,0
Betriebsergebnis		**1 476**	**1 873**	**– 397**	**– 21,2**
Finanzanlageergebnis	37	530	325	+ 205	+ 63,1
Abschreibungen auf Geschäfts- oder Firmenwerte	38	321	89	+ 232	>+ 100,0
Saldo übrige Erträge/Aufwendungen	39	– 136	– 131	– 5	– 3,8
Ergebnis der gewöhnlichen Geschäftstätigkeit		**1 549**	**1 978**	**– 429**	**– 21,7**
Saldo außerordentliche Erträge/Aufwendungen		—	– 126	+ 126	+ 100,0
Ergebnis vor Steuern		**1 549**	**1 852**	**– 303**	**– 16,4**
Ertragsteuern	19, 40	582	668	– 86	– 12,9
Jahresüberschuss		**967**	**1 184**	**– 217**	**– 18,3**
Fremdanteile am Jahresüberschuss		– 29	– 105	+ 76	+ 72,4
Jahresüberschuss ohne Fremdanteile		**938**	**1 079**	**– 141**	**– 13,1**
Einstellung in Gewinnrücklagen		481	623	– 142	– 22,8
Konzerngewinn		**457**	**456**	**+ 1**	**+ 0,1**

Der Hauptversammlung am 23. Mai 2002 schlagen wir vor zu beschließen, einen Vorausgewinnanteil von 0,08 € je stimmrechtslose Vorzugsaktie und eine Dividende von 0,85 € je Stammaktie und je stimmrechtslose Vorzugsaktie zu zahlen.

ERGEBNIS JE AKTIE

	Notes	2001	2000
Ergebnis je Aktie in € (bereinigt um Goodwill-abschreibungen)	41	2,35	2,71
Ergebnis je Aktie in €	41	**1,75**	**2,50**

BILANZ
ZUM 31. DEZEMBER 2001

AKTIVA

	Notes	2001	2000	Veränderungen	
		in Mio €	in Mio €	in Mio €	in %
Barreserve	6, 43	8 036	6 509	+ 1 527	+ 23,5
Handelsaktiva	7, 44	69 210	79 296	− 10 086	− 12,7
Forderungen an Kreditinstitute	8, 45	89 499	91 378	− 1 879	− 2,1
darunter: Hypothekendarlehen		384	406	− 22	− 5,4
Kommunalkredite		23 395	26 080	− 2 685	− 10,3
Forderungen an Kunden	8, 46, 47	431 060	424 372	+ 6 688	+ 1,6
darunter: Hypothekendarlehen		174 607	170 297	+ 4 310	+ 2,5
Kommunalkredite		64 477	67 977	− 3 500	− 5,1
Risikovorsorge	9, 48	− 12 852	− 12 754	− 98	− 0,8
Finanzanlagen	10, 49	114 493	109 512	+ 4 981	+ 4,5
Sachanlagen	11, 50	4 736	5 677	− 941	− 16,6
Immaterielle Vermögenswerte	13, 51	3 634	3 862	− 228	− 5,9
Sonstige Aktiva	52	20 354	8 662	+ 11 692	> + 100,0
Summe der Aktiva		**728 170**	**716 514**	**+ 11 656**	**+ 1,6**

PASSIVA

	Notes	2001 in Mio €	2000 in Mio €	Veränderungen in Mio €	Veränderungen in %
Verbindlichkeiten gegenüber Kreditinstituten	14, 56	145 170	153 217	– 8 047	– 5,3
darunter: begebene Hypotheken- und öffentliche Namenspfandbriefe		10 546	10 059	+ 487	+ 4,8
Verbindlichkeiten gegenüber Kunden	14, 57	215 404	202 093	+ 13 311	+ 6,6
darunter: begebene Hypotheken- und öffentliche Namenspfandbriefe		43 742	46 032	– 2 290	– 5,0
Verbriefte Verbindlichkeiten	14, 58	256 421	261 199	– 4 778	– 1,8
darunter: Hypothekenpfandbriefe und öffentliche Pfandbriefe		136 028	134 512	+ 1 516	+ 1,1
Handelspassiva	15, 59	29 150	40 849	– 11 699	– 28,6
Rückstellungen	16, 60	9 490	6 958	+ 2 532	+ 36,4
Sonstige Passiva	17, 61	20 888	9 718	+ 11 170	> + 100,0
Nachrangkapital	62	23 487	20 703	+ 2 784	+ 13,4
Anteile in Fremdbesitz	63	3 050	2 182	+ 868	+ 39,8
Eigenkapital	64	25 110	19 595	+ 5 515	+ 28,1
Gezeichnetes Kapital		1 609	1 607	+ 2	+ 0,1
Kapitalrücklage		13 133	13 228	– 95	– 0,7
Gewinnrücklagen		4 326	4 304	+ 22	+ 0,5
Bewertungsänderungen von Finanzinstrumenten		5 585	—	+ 5 585	> + 100,0
Konzerngewinn		457	456	+ 1	+ 0,2
Summe der Passiva		**728 170**	**716 514**	**+ 11 656**	**+ 1,6**

ENTWICKLUNG DES EIGENKAPITALS 2001

in Mio €	Gezeichnetes Kapital	Kapitalrücklage	Gewinn-Rücklagen	Bewertungsänderungen von Finanzinstrumenten AfS-Rücklage	Bewertungsänderungen von Finanzinstrumenten Hedge-Rücklage	Konzerngewinn	Eigenkapital
Bestand zum 1. 1. 2000	**1 265**	**7 146**	**3 670**	**—**	**—**	**359**	**12 440**
Ausschüttung der HypoVereinsbank AG	—	—	—	—	—	– 359	– 359
Einstellung/Zugang aus Jahresüberschuss	—	—	+ 623	—	—	+ 456	1 079
Kapitalerhöhungen gegen Sacheinlagen und für Belegschaftsaktien	+ 342	—	—	—	—	—	+ 342
Einstellung aus Agio durch Kapitalerhöhungen gegen Sacheinlagen und für Belegschaftsaktien	—	+ 6 082	—	—	—	—	+ 6 082
Bestandsveränderungen und Ergebnis eigener Aktien	—	—	—	—	—	—	—
Veränderungen im Konsolidierungskreis	—	—	+ 49	—	—	—	+ 49
Veränderungen aus Währungseinfluss und sonstige Veränderungen	—	—	– 38	—	—	—	– 38
Bestand zum 31. 12. 2000	**1 607**	**13 228**	**4 304**	**—**	**—**	**456**	**19 595**
Erstanwendungseffekte IAS 39	—	—	– 335	10 222	– 130	—	+ 9 757
Bestand zum 1. 1. 2001	**1 607**	**13 228**	**3 969**	**10 222**	**– 130**	**456**	**29 352**
Erfolgsneutrale Bewertungsänderungen von Finanzinstrumenten	—	—	—	– 4 133	– 424	—	– 4 557
Erfolgswirksame Bewertungsänderungen von Finanzinstrumenten	—	—	—	+ 46	4	—	+ 50
Ausschüttung der HypoVereinsbank AG	—	—	—	—	—	– 456	– 456
Einstellung/Zugang aus Jahresüberschuss	—	—	+ 481	—	—	+ 457	+ 938
Kapitalerhöhungen für Belegschaftsaktien	+ 2	—	—	—	—	—	+ 2
Einstellung aus Agio durch Kapitalerhöhungen für Belegschaftsaktien	—	+ 46	—	—	—	—	+ 46
Bestandsveränderungen und Ergebnis eigener Aktien	—	– 141	—	—	—	—	– 141
Veränderungen im Konsolidierungskreis	—	—	– 9	—	—	—	– 9
Veränderungen aus Währungseinfluss und sonstige Veränderungen	—	—	– 115	—	—	—	– 115
Bestand zum 31. 12. 2001	**1 609**	**13 133**	**4 326**	**6 135**	**– 550**	**457**	**25 110**

Die Veränderungen der Anteile in Fremdbesitz sind in den Notes dargestellt.

KAPITALFLUSSRECHNUNG[1]

	2001 in Mio €	2000 in Mio €
Jahresüberschuss	**967**	**1184**
Abschreibungen, Wertberichtigungen und Zuschreibungen auf Forderungen und Zuführungen zu Rückstellungen im Kreditgeschäft	2231	1256
Abschreibungen abzüglich Zuschreibungen auf Anlagevermögen	1859	808
Veränderung anderer zahlungsunwirksamer Posten	– 685	1483
Gewinne aus der Veräußerung von Anlagevermögen	– 750	– 491
Sonstige Anpassungen (i. W. gezahlte Ertragsteuern, erhaltene Zinsen abzüglich gezahlte Zinsen und erhaltene Dividenden)	– 7147	– 3919
Zwischensumme	**– 3525**	**321**
Veränderung von Vermögenswerten und Verbindlichkeiten der operativen Geschäftstätigkeit nach Korrektur um zahlungsunwirksame Vorgänge		
Zugänge Vermögenswerte/Abgänge Verbindlichkeiten (–)		
Abgänge Vermögenswerte/Zugänge Verbindlichkeiten (+)		
Handelsaktiva	4769	– 2025
Forderungen an Kreditinstitute	– 1278	8808
Forderungen an Kunden	– 8817	– 14732
Andere Aktiva aus operativer Geschäftstätigkeit	2078	508
Verbindlichkeiten gegenüber Kreditinstituten	– 4577	534
Verbindlichkeiten gegenüber Kunden	13127	2763
Verbriefte Verbindlichkeiten	– 4410	14938
Andere Passiva aus operativer Geschäftstätigkeit	2098	– 3068
Gezahlte Ertragsteuern	– 239	– 632
Erhaltene Zinsen	39935	29271
Gezahlte Zinsen	– 34094	– 25076
Erhaltene Dividenden	573	438
Außerordentliche Auszahlungen	—	– 82
Cashflow aus operativer Geschäftstätigkeit	**5640**	**11966**
Einzahlungen aus der Veräußerung von Finanzanlagen	14449	4894
Einzahlungen aus der Veräußerung von Sachanlagen	267	128
Auszahlungen für den Erwerb von Finanzanlagen	– 13977	– 17287
Auszahlungen für den Erwerb von Sachanlagen	– 1407	– 860
Effekte aus der Veränderung des Konsolidierungskreises	– 2013	1635
Außerordentliche Auszahlungen	—	– 7
Cashflow aus Investitionstätigkeit	**– 2681**	**– 11497**
Einzahlungen aus Kapitalerhöhungen	– 93	—
Dividendenzahlungen	– 456	– 359
Mittelveränderungen aus Nachrangkapital sowie sonstigem hybriden Kapital (per saldo)	1428	1286
Mittelveränderungen aus sonstiger Finanzierungstätigkeit	– 2383	60
Außerordentliche Einzahlungen	—	—
Cashflow aus Finanzierungstätigkeit	**– 1504**	**987**
Zahlungsmittelbestand zum Ende der Vorperiode	6509	5031
+/– Cashflow aus operativer Geschäftstätigkeit	5640	11966
+/– Cashflow aus Investitionstätigkeit	– 2681	– 11497
+/– Cashflow aus Finanzierungstätigkeit	– 1504	987
+/– Effekte aus Wechselkursänderungen	72	22
Zahlungsmittelbestand zum Ende der Periode	**8036**	**6509**

NOTES – INHALT

Notes

ERLÄUTERUNGEN (NOTES) ZUM KONZERNABSCHLUSS

BEFREIENDER KONZERNABSCHLUSS NACH IAS

Als weltweit tätiges Unternehmen bilanzieren wir nach den Anforderungen des International Accounting Standards Committee (IASC).

Unseren Aktionären und allen anderen Interessierten steht damit eine verlässliche und international vergleichbare Grundlage für die Bewertung der HVB Group und ihrer Ertragskraft zur Verfügung. Unsere wertorientierte Unternehmenssteuerung baut ebenfalls auf dieser Rechnungslegung auf.

Den Konzernabschluss 2001 nach den International Accounting Standards (IAS) haben wir als befreienden Konzernabschluss gemäß § 292 a HGB erstellt. Der Abschluss steht im Einklang mit den von uns anzuwendenden EU-Richtlinien und ist in seiner Aussagekraft einem HGB-Abschluss gleichwertig.

Bis auf wenige Ausnahmen besteht eine grundsätzliche Konformität zwischen den IAS und den EU-Rechnungslegungsvorschriften. Diese Ausnahmen waren für den Konzern der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft (HypoVereinsbank AG) ohne wesentliche Bedeutung, sodass der IAS-Konzernabschluss im Einklang mit den Bilanzierungs- und Bewertungsgrundsätzen der EU-Richtlinien steht.

Im Gegensatz zu den EU-Richtlinien schreiben die IAS bezüglich der Bilanz- und GuV-Gliederung nur bestimmte Mindestangaben vor. Um den geforderten Einklang mit den EU-Richtlinen zu erreichen, haben wir die nach der Bankbilanzrichtlinie auszuweisenden Bilanz- und GuV-Posten in die Erläuterungen des IAS-Konzernabschlusses aufgenommen. Entsprechend sind wir bei den nach EU-Recht geforderten Anhangangaben verfahren.

Der Konzernlagebericht erfüllt neben den Anforderungen des § 315 Abs. 1 und 2 HGB auch die, die an den Financial Review nach IAS 1 (revised 1997) gestellt werden. Er enthält auch den Risikobericht nach § 315 Abs. 1 HGB, der den Regelungen der DRS 5 und DRS 5 – 10 des Deutschen Rechnungslegungs Standards Committees (DRSC) entspricht.

Zusätzlich zu den im Vorjahr angewandten IAS waren im Geschäftsjahr 2001 erstmals die Vorschriften der

- IAS 12 (revised 2000) Ertragsteuern,
- IAS 19 (revised 2000) Leistungen an Arbeitnehmer,
- IAS 28 (revised 2000) Bilanzierung von Anteilen an assoziierten Unternehmen,
- IAS 31 (revised 2000) Rechnungslegung über Anteile an Joint Ventures,
- IAS 39 (revised 2000) Finanzinstrumente: Ansatz und Bewertung,
- IAS 40 Als Finanzinvestition gehaltene Immobilien

sowie die Interpretationen des Standing Interpretations Committees

- SIC 18 Stetigkeit – Alternative Verfahren,
- SIC 27 Evaluating the Substance of Transactions in the Legal Form of a Lease,
- SIC 28 Business Combinations – »Date of Exchange« and Fair Value of Equity Instruments,
- SIC 29 Disclosure – Service Concession Arrangements,
- SIC 31 Revenue – Barter Transactions Involving Advertising Services

verbindlich umzusetzen. Außerdem haben wir die bis zum Abschlussstichtag vom DRSC verabschiedeten Standards sowie die vorliegenden Standardentwürfe im Konzernabschluss beachtet.

Die Befreiung gemäß § 292 a HGB setzt voraus, dass die wesentlichen Abweichungen der IAS-Bilanzierungs-, Bewertungs- und Konsolidierungsmethoden gegenüber den deutschen Rechnungslegungsvorschriften dargestellt werden. Diese Abweichungen betreffen:

VERBOT DER ERFOLGSWIRKSAMEN RESERVENBILDUNG

Im Gegensatz zu den §§ 340 f und 340 g HGB lässt IAS 30.44 eine ergebnisverringernde Reservenbildung für allgemeine Bankrisiken nicht zu.

BEWERTUNG DER FINANZINSTRUMENTE ZU MARKTWERTEN

Während gemäß § 340 c Abs. 1 in Verbindung mit § 252 Abs. 1 Nr. 4 HGB im Nettoergebnis aus Finanzgeschäften keine unrealisierten Erträge ausgewiesen werden dürfen, schreibt IAS 39.69 grundsätzlich die Bewertung von Finanzinstrumenten zum Marktwert am Bilanzstichtag vor. Dies hat im Gegensatz zur deutschen Rechnungslegung die Konsequenz, dass die in diesen Finanzinstrumenten enthaltenen Reserven je nach Klassifizierung erfolgswirksam vereinnahmt oder erfolgsneutral ausgewiesen werden.

FAIR-VALUE-HEDGE

Beim Fair-Value-Hedge wird ein bestehender Vermögenswert oder eine bestehende Verpflichtung (oder Teile davon) gegen Änderungen des beizulegenden Zeitwertes (Fair Value) abgesichert, die aus einem bestimmten Risiko resultieren und erfolgswirksam sein werden.

Nach den im HGB verankerten Grundsätzen ordnungsmäßiger Buchführung wird nur das gesicherte Grundgeschäft bilanziert. Die sich kompensierenden Bewertungsergebnisse aus Grundgeschäft und Sicherungsderivat werden imparitätisch erfolgswirksam erfasst, d. h. unrealisierte Gewinnüberhänge bleiben außer Ansatz. Beim Fair-Value-Hedge Accounting nach IAS 39 werden im Gegensatz hierzu Bewertungsergebnisse aus dem Sicherungsinstrument, das zum beizulegenden Zeitwert anzusetzen ist, erfolgswirksam gebucht. Das Grundgeschäft wird erfolgswirksam um die Änderungen des beizulegenden Zeitwerts fortgeschrieben.

CASHFLOW-HEDGE

Beim Cashflow-Hedge wird das Risiko aus schwankenden Cashflows abgesichert, die aus einem bilanzierten Vermögenswert, einer bilanzierten Verbindlichkeit oder einer vorgesehenen Transaktion resultieren und erfolgswirksam sein werden.

Nach den im HGB verankerten Grundsätzen ordnungsmäßiger Buchführung bleiben sowohl die gesicherten Grundgeschäfte als auch die zur Sicherung des Zinsänderungsrisikos eingesetzten Derivate bezüglich des gesicherten Risikos unbewertet. Besondere Vorschriften für die bilanzielle Abbildung der Sicherung von vorgesehenen Transaktionen enthält das HGB nicht. Beim Cashflow-Hedge Accounting nach IAS 39 wird das Sicherungsinstrument demgegenüber zum beizulegenden Zeitwert (Fair Value) angesetzt. Die Änderungen des beizulegenden Zeitwertes sind in einen auf die Sicherung entfallenden, effizienten Teil und einen nicht auf die Sicherung entfallenden, ineffizienten Teil zu trennen. Die effizienten Teile sind erfolgsneutral im Eigenkapital zu zeigen. Die ineffizienten Teile werden bei einem Sicherungsderivat im Erfolg berücksichtigt und bei den übrigen Finanzinstrumenten in Abhängigkeit von der Klassifizierung des Sicherungsgeschäfts entweder im Eigenkapital oder im Erfolg gegengebucht. Das Grundgeschäft wird je nach Kategorie zu fortgeführten Anschaffungskosten oder – im Falle von AfS-Vermögenswerten – zum beizulegenden Zeitwert bilanziert

AKTIVIERUNG VON SELBSTERSTELLTEN IMMATERIELLEN VERMÖGENSWERTEN

Gemäß IAS 38 sind sowohl entgeltlich erworbene als auch selbsterstellte immaterielle Vermögenswerte unter bestimmten Voraussetzungen anzusetzen. Dagegen ist nach § 246 Abs. 1 in Verbindung mit § 248 Abs. 2 HGB der Ansatz von selbsterstellten immateriellen Vermögenswerten des Anlagevermögens nicht zulässig.

VERRECHNUNGSVERBOT VON AKTIVEN UNTERSCHIEDSBETRÄGEN AUS DER KAPITALKONSOLIDIERUNG MIT DEN GEWINNRÜCKLAGEN

Eine Verrechnung des Unterschiedsbetrags zwischen dem höheren Buchwert und dem niedrigeren anteiligen Eigenkapital des einbezogenen Unternehmens (Geschäfts- oder Firmenwert) mit den Gewinnrücklagen gemäß § 309 Abs. 1 S. 3 HGB ist nach IAS 22.41 ff. (revised 1998) nicht möglich. Die Geschäfts- oder Firmenwerte werden unter den immateriellen Vermögenswerten aktiviert und grundsätzlich über ihre voraussichtliche Nutzungsdauer planmäßig abgeschrieben.

VERBOT VON ABSCHREIBUNGEN, DIE NICHT DEM TATSÄCHLICHEN WERTEVERZEHR ENTSPRECHEN

Die Abschreibungen nach deutschem Handelsrecht sind auf Grund des Maßgeblichkeitsprinzips gemäß § 5 Abs. 1 EStG zum Teil durch steuerliche Vorschriften geprägt, die den tatsächlichen wirtschaftlichen Werteverzehr nicht abbilden. Nach steuerrechtlichen Vorschriften zulässige Sonderabschreibungen und Wertansätze sind im IAS-Abschluss nicht enthalten, da Abschreibungsbeträge nach IAS 16 für Sachanlagen, IAS 22 für Goodwill und IAS 38 für immaterielle Vermögenswerte unabhängig von steuerlichen Überlegungen zu bemessen sind.

RÜCKSTELLUNGEN

Grundsätzlich sind laut IAS nur Rückstellungen für Außenverpflichtungen zulässig. Ausnahmen bilden Rückstellungen im Zusammenhang mit Unternehmenserwerben nach IAS 22.31 (revised 1998) und Restrukturierungsrückstellungen nach IAS 37.72, die unter bestimmten Voraussetzungen zu passivieren sind. Nach § 249 HGB existieren dagegen weitergehende Gebote und Wahlrechte zum Ansatz von Aufwandsrückstellungen.

ABGEGRENZTE VERBINDLICHKEITEN

Anders als im HGB wird in IAS 37 zwischen Rückstellungen und abgegrenzten Verbindlichkeiten unterschieden. Bei abgegrenzten Verbindlichkeiten ist die Unsicherheit hinsichtlich Zeitpunkt oder Höhe der künftig erforderlichen Ausgaben im allgemeinen deutlich geringer als bei Rückstellungen.

BERÜCKSICHTIGUNG VON ZUKÜNFTIGEN ENTWICKLUNGEN BEI DER BERECHNUNG VON PENSIONSVERPFLICHTUNGEN

Im Gegensatz zur eher statischen Berechnungsmethode nach deutschem Recht (steuerliches Teilwertverfahren gemäß § 6 a EStG) schreibt IAS 19 (revised 2000) eine dynamische Berücksichtigung zukünftiger ökonomischer und demografischer Entwicklungen bei der Berechnung der Pensionsrückstellungen vor, zum Beispiel zukünftige Gehaltssteigerungen und Karrieretrends.

Dadurch werden die eingegangenen Verpflichtungen des bilanzierenden Unternehmens angemessener berücksichtigt. Im Vergleich zum deutschen Recht ergeben sich c. p. höhere Pensionsrückstellungen.

BERÜCKSICHTIGUNG LATENTER STEUERANSPRÜCHE UND STEUERVERPFLICHTUNGEN

Gemäß § 274 bzw. § 306 HGB werden lediglich für Unterschiede zwischen dem handelsrechtlichen Ergebnis und dem steuerlichen Gewinn, die sich in den folgenden Geschäftsjahren voraussichtlich ausgleichen, latente Steuern gebildet (Timing-Konzept).

IAS 12 (revised 2000) schreibt dagegen vor, grundsätzlich für alle Differenzen zwischen den Wertansätzen in der IAS-Bilanz und den Steuerwerten (temporäre Differenzen) – unabhängig von ihrer Entstehung und ihrem Ausgleich – latente Steuern anzusetzen (Temporary-Konzept). Die Pflicht zum Ansatz von latenten Steueransprüchen gilt nach IAS auch für die Aktivierung von hinreichend wahrscheinlichen Vorteilen aus steuerlichen Verlustvorträgen.

BILANZIERUNGS- UND BEWERTUNGSMETHODEN

1

KONZERNEINHEITLICHE BILANZIERUNG

Die Einzelabschlüsse der einbezogenen in- und ausländischen Unternehmen gehen unter Anwendung einheitlicher Bilanzierungs- und Bewertungsgrundsätze in den Konzernabschluss der HypoVereinsbank AG ein. Wertansätze in den Abschlüssen assoziierter Unternehmen werden beibehalten.

2

STETIGKEIT

Die Bilanzierungs-, Bewertungs- und Ausweismethoden wenden wir dem Rahmenkonzept der IAS sowie den IAS 1 (revised 1997), IAS 8 (revised 1993) und SIC 18 folgend stetig an. Sofern wir Bilanzierungs- und Bewertungsmethoden ändern, erfassen wir die daraus resultierenden Auswirkungen grundsätzlich in der Erfolgsrechnung. Sollten Bilanzierungs- und Bewertungsfehler aus früheren Perioden zu korrigieren sein, verrechnen wir die Auswirkungen grundsätzlich mit den Gewinnrücklagen. Änderungen der Bilanzierungs-, Bewertungs- und Ausweismethoden im Vergleich zum Vorjahr sind nachfolgend beschrieben.

3

ÄNDERUNGEN DER BILANZIERUNGS-, BEWERTUNGS- UND AUSWEISMETHODEN

Änderungen durch IAS 39

IAS 39 (revised 2000), der am 1. Januar 2001 in Kraft getreten ist, regelt den Ansatz und die Bewertung von Finanzinstrumenten. Gemäß IAS 39 sind alle finanziellen Vermögenswerte und Verbindlichkeiten einschließlich der Derivate in der Bilanz zu erfassen, in vorgegebene Bestandskategorien einzuteilen und in Abhängigkeit von dieser Einteilung zu bewerten. Bei der zu Beginn des Geschäftsjahres erfolgten Erstanwendung wurden die Bilanzanpassungen erfolgsneutral mit dem Eigenkapital verrechnet. Konzerneigene Schuldverschreibungen, die nicht der Marktpflege dienen, sind mit begebenen Schuldverschreibungen konsolidiert.

Die laufende Bewertung der Finanzinstrumente erfolgt je nach Bestandskategorie mit ihren fortgeführten Anschaffungskosten oder mit ihrem beizulegenden Zeitwert (Fair Value). Bei einer Bewertung zum Fair Value sind Wertänderungen entweder erfolgswirksam in der Gewinn- und Verlustrechnung oder erfolgsneutral im Eigenkapital zu erfassen. Für die Finanzinstrumente können wir den Fair Value verlässlich ermitteln. Agien und Damnen auf Finanzinstrumente weisen wir nicht mehr unter den Sonstigen Aktiva und Sonstigen Passiva aus, sie werden direkt mit den finanziellen Vermögenswerten und Verbindlichkeiten verrechnet.

Nach wie vor werden Handelsbestände (inklusive Handelsderivate und Handelsverbindlichkeiten) erfolgswirksam zum Fair Value bewertet. Ausgereichte Kredite und Forderungen (Originated Loans and Receivables) und Wertpapiere, die auf dem Primärmarkt erworben wurden, sowie Verbindlichkeiten werden grundsätzlich mit fortgeführten Anschaffungskosten angesetzt. Kassakäufe und -verkäufe von finanziellen Vermögenswerten werden grundsätzlich zum Handelstag bilanziert.

Bei den außerhalb des Handelsbestandes zur Veräußerung verfügbaren Wertpapieren und Forderungen (Available-for-Sale = AfS) weisen wir die sich aus der Bewertung zum Fair Value ergebenden Wertänderungen in der Bilanz solange erfolgsneutral in einer gesonderten Position des Eigenkapitals (AfS-Rücklage) aus, bis der jeweilige Vermögenswert veräußert wird. Diese gegebenenfalls um latente Steuern gekürzte IAS-spezifische Eigenkapitalposition bleibt bei der Berechnung von Rentabilitätskennzahlen unberücksichtigt.

Bis zur Endfälligkeit zu haltende Finanzinvestitionen (Held-to-Maturity = HtM) sind mit fortgeführten Anschaffungskosten zu bewerten. Dabei handelt es sich um einen Teil unserer festverzinslichen Wertpapiere, die in der Bilanzposition Finanzanlagen ausgewiesen werden.

Bei den erstmals in der Bilanz mit ihrem Fair Value anzusetzenden Nichthandels-Derivaten werden Wertänderungen des Geschäftsjahres grundsätzlich sofort erfolgswirksam in der Gewinn- und Verlustrechnung erfasst. Eine Ausnahme ergibt sich hierzu für diejenigen unten näher beschriebenen Derivate, die in einer Cashflow-Hedge-Beziehung stehen.

Die Wertänderungen der in unserem Bankbuch als strategische Zinsposition aufgebauten alleinstehenden Zinsderivate wurden direkt erfolgswirksam im Zinsergebnis ausgewiesen.

Absicherungswirkungen zwischen Finanzinstrumenten bilden wir nach den beiden in IAS 39 vorgesehenen Formen – dem Cashflow-Hedge und dem Fair-Value-Hedge – ab.

Den bei Absicherung von Marktpreisrisiken in IAS 39 vorgesehenen Fair-Value-Hedge wenden wir insbesondere bei Vermögenswerten im AfS-Bestand an. Neben der erfolgswirksamen Wertänderung der Sicherungsderivate werden hier auch die Buchwerte der Grundgeschäfte um die Bewertungsergebnisse erfolgswirksam angepasst, die sich auf das abgesicherte Risiko zurückführen lassen.

Die Derivate, die im Rahmen unseres Asset-Liability-Managements zur Absicherung des Zinsrisikos eingesetzt werden, bilanzieren wir nach dem in IAS 39 vorgesehenen Cashflow-Hedge-Accounting. Bei diesem deklarierten Cashflow-Hedge werden aus Sicht des IAS 39 für variable Verbindlichkeiten und Forderungen die zukünftigen variablen Zinszahlungen vorwiegend mittels Zinsswaps in feste Zinszahlungen getauscht. Zum Nachweis der Hedgevoraussetzungen haben wir dabei eine detaillierte Maturity Schedule erstellt, in der die künftigen variablen Zins-Cashflows aus zu sichernden variablen Verbindlichkeiten und Forderungen zu jedem Quartalsende bzw. zum Bilanzstichtag den variablen Zinszahlungen aus den Zinsderivaten gegenübergestellt werden. Die Fair-Value-Änderungen der Sicherungsderivate werden, sofern die Sicherungswirkung der Derivate innerhalb der vom Standard definierten Bandbreite liegt, erfolgsneutral in einem gesonderten Posten im Eigenkapital (Hedge-Rücklage) ausgewiesen. Die Hedge-Rücklage wird in den Perioden erfolgswirksam aufgelöst, in denen die Cashflows der gesicherten Grundgeschäfte das Periodenergebnis beeinflussen. Auch diese IAS-spezifische Eigenkapitalposition bleibt bei der Berechnung von Rentabilitätskennzahlen unberücksichtigt.

Änderungen durch IAS 40

Gemäß IAS 40 haben wir Grundstücke und Gebäude, die wir als Finanzinvestition zur Erzielung von Mieterträgen und/oder Wertsteigerungen langfristig halten, von den Sachanlagen zu den Finanzanlagen umgegliedert. Mieterträge aus diesen Finanzinvestitionen erfassen wir wie die Refinanzierungsaufwendungen im Zinsüberschuss. Alle übrigen Aufwendungen und Erträge aus den nicht eigengenutzten Grundstücken und Gebäuden weisen wir nunmehr im Finanzanlageergebnis statt wie bisher in den sonstigen betrieblichen Aufwendungen und Erträgen bzw. im Verwaltungsaufwand aus. Wegen Geringfügigkeit haben wir die Vorjahreswerte nicht angepasst.

Sonstige Änderungen

In der Bilanz weisen wir die Handelspassiva nicht mehr unter den Sonstigen Passiva, sondern separat aus. In der Gewinn- und Verlustrechnung weisen wir die Aufwendungen für E-Commerce entgegen dem Vorjahr nicht mehr separat aus, sondern erfassen sie ihrer Art entsprechend im Verwaltungsaufwand. Aus Gründen der Vergleichbarkeit haben wir die Vorjahreswerte entsprechend angepasst.

Darüber hinaus waren im Jahr 2001 keine wesentlichen Änderungen der Bilanzierungs-, Bewertungs- und Ausweismethoden zu verzeichnen.

4

KONSOLIDIERUNGSKREIS

Unser Konsolidierungskreis schließt 186 inländische (2000: 176) und 384 ausländische (2000: 443) Unternehmen ein. Den Kreis der vollkonsolidierten Unternehmen haben wir nach Materiality-Kriterien festgelegt. Alle vollkonsolidierten Gesellschaften haben ihren Jahresabschluss zum 31. Dezember 2001 aufgestellt. Quotal konsolidierte Unternehmen sind im Konsolidierungskreis nicht enthalten. 38 (2000: 46) Unternehmen, davon 2 (2000: 3) inländische, werden nach der Equity-Methode bewertet.

Aus dem Konsolidierungskreis ausgeschieden sind u. a. folgende Unternehmen:

- Hypo Foreign & Colonial Management (Holdings) Ltd., London, mit 35 weiteren zu deren Teilkonzern gehörenden Unternehmen. Die Gesellschaft wurde im ersten Quartal 2001 verkauft. Durch die Veräußerung entstand im Unternehmensbereich Asset Management ein Gewinn von 370 Mio €. Die Gesellschaft hatte im Vorjahr 144,9 Mio € operative Erträge und ein Betriebsergebnis in Höhe von 38,0 Mio € erwirtschaftet.
- Bank Austria Creditanstalt (Schweiz) AG, Zürich, durch Verkauf. Dadurch entstand ein Veräußerungsgewinn in Höhe von 26 Mio €.
- Bank Austria Creditanstalt (Russia) ZAO, Moskau. Die Gesellschaft wurde teilweise an die International Moscow Bank, Moskau (IMB) verkauft, teilweise gegen Gewährung von Gesellschaftsrechten in die IMB eingebracht. Dadurch haben wir unseren Anteil an der IMB von 41,0% auf 43,2% erhöht. Die IMB wird wie im Vorjahr nach der Equity-Methode bewertet. Im Zusammenhang mit der Endkonsolidierung der Bank - Austria Creditanstalt (Russia) ZAO, entstand ein Gewinn in Höhe von 29 Mio €.
- JSCB »Bank Austria Creditanstalt Ukraine«, Kiew, (künftig: HVB Ukraine, Kiew). Die im Aufbau befindliche Bank liegt unter der Materiality-Schwelle und wurde deshalb nicht mehr konsolidiert.
- Caibon.com Internet Services AG, Wien, die per 12/2001 ihren Geschäftsbetrieb einstellte.

Die Integration der Bank Austria-Gruppe in die HVB Group wurde entsprechend dem »Bank der Regionen«-Konzept im Berichtsjahr weitgehend abgeschlossen. Die HypoVereinsbank AG hat ihre Beteiligungen in den CEE-Ländern auf die Bank Austria AG übertragen und im Gegenzug Bankfilialen und Beteiligungen an Kredit- und Finanzinstituten insbesondere in den angelsächsischen und fernöstlichen Finanzzentren übernommen.

Im Rahmen der sukzessiven Bündelung unserer Immobilienfinanzierungsaktivitäten wurde die von der Assumij Beheer B.V., Den Haag, gehaltene FGH Bank N.V., Utrecht, an die HVB Real Estate Bank Aktiengesellschaft, München, verkauft.

Die genannten konzerninternen Transaktionen haben sich auf die Darstellung der Vermögens-, Finanz- und Ertragslage unseres Konzerns nicht ausgewirkt.

Bei folgenden im Konsolidierungskreis enthaltenen Unternehmen kam es im Geschäftsjahr 2001 zu Unternehmenszusammenschlüssen:

- Die Süddeutsche Bodencreditanstalt AG, München, und die Nürnberger Hypothekenbank AG, Nürnberg, wurden auf die Bayerische Handelsbank AG, München, verschmolzen, die in HVB Real Estate Bank Aktiengesellschaft, München, umfirmiert wurde.
- Fusion der Powszechny Bank Kredytowy S. A., Warschau, auf die Bank Przemyslowo-Handlowy S. A. (BPH), Krakau, und anschließende Umfirmierung in Bank Przemyslowo-Handlowy PBK S. A., Krakau.
- Verschmelzung der HypoVereinsbank Hungaria Rt., Budapest, auf die Bank Austria Creditanstalt Hungary Rt., Budapest, die nun unter HVB Bank Hungary Rt., Budapest, arbeitet.
- Fusion der Bank Austria Creditanstalt Czech Republic a. s., Prag, auf die HypoVereinsbank CZ a. s., Prag. Letztere wurde in HVB Bank Czech Republic, a. s., Prag, umfirmiert.
- Die HypoVereinsbank Slovakia a. s., Bratislava, wurde auf die Bank Austria Creditanstalt Slovakia a. s., Bratislava, verschmolzen; anschließend wurde die Gesellschaft in HVB Bank Slovakia a. s., Bratislava, umfirmiert.
- Verschmelzung der CA Wohnbau Aktiengesellschaft, Wien, auf die Bank Austria Wohnbaubank Aktiengesellschaft, Wien.
- Auf die Bank Austria AG, Wien, wurde die Z.E.H. Vermögensverwaltungs GmbH, Wien, und die MEH Vermögensverwaltungs GmbH, Wien, verschmolzen.
- Die Bank Austria Creditanstalt Deutschland AG, München, wurde auf die HypoVereinsbank AG, München, verschmolzen.

Innerhalb des Konsolidierungskreises gab es folgende Auslagerungen von Geschäftstätigkeiten in selbstständige Gesellschaften:

- Die Geschäftstätigkeit des Bereiches CIT (Communication Information Technology) der HypoVereinsbank AG wurde auf die bereits in den Vorjahren konsolidierte FMIS, Financial Markets Informationservice GmbH, Unterföhring, übertragen, die zeitgleich in HVB Systems GmbH, Unterföhring, umfirmierte.
- Der Teilbetrieb Bauten und Betrieb der HypoVereinsbank AG wurde auf die HVB Gesellschaft für Gebäude GmbH & Co. KG, München, ausgegliedert, die im Berichtsjahr in den Konsolidierungskreis aufgenommen wurde.

Durch Verschmelzungen, Ausgliederungen und Übertragungen von Geschäftstätigkeiten entstanden keine Auswirkungen auf die wirtschaftliche Lage des Konzerns.

Die Aufbauorganisation unserer in den USA gehaltenen Konzerngesellschaften wurde im Berichtsjahr unter Führung der HVB America Inc., New York, geschäftspolitisch und gesellschaftsrechtlich neuorganisiert. Auf Grund von Liquidationen und wegen Unterschreiten der Wesentlichkeitsgrenze sind insgesamt 18 US-amerikanische Unternehmen nicht mehr im Konsolidierungskreis enthalten.

Im Abschluss 2001 haben wir neben der HVB Gesellschaft für Gebäude GmbH & Co. KG u. a. folgende Unternehmen erstmals konsolidiert:
- IND^EX^CHANGE Investment AG, München,
- EFIT – Equity and Fixed Income Trading GmbH, München,
- HVB Capital LLC V, VI, VII, Wilmington, Delaware,
- BACA Export Finance Ltd., London,
- Schoeller Capital Management AG, Wien.

Die Indexchange Investment AG emittiert und verwaltet börsengehandelte Indexfonds (Exchange Traded Funds) im XTF-Segment der Deutschen Börse AG. Die Gesellschaft unterliegt den Vorschriften des KAGG (Gesetz für Kapitalanlagegesellschaften).

Bei der EFIT-Equity and Fixed Income Trading GmbH handelt es sich um ein Finanzunternehmen, mit dem wir einen Teil unserer strategischen Aktienbestände absichern und Geldhandel betreiben. Das dem selben Geschäftszweck dienende Finanzunternehmen FRO-Future Return Optimisation GmbH, München, (FRO) wurde im ersten Quartal 2001 erstmals konsolidiert und im vierten Quartal 2001 auf die HypoVereinsbank AG verschmolzen.

Bei den HVB Capital LLC V, VI und VII handelt es sich um so genannte Special-Purpose-Entities. Geschäftszweck dieser Gesellschaften ist die Emission von hybriden Kapitalinstrumenten, das sind nachrangige Verbindlichkeiten, die im Konzern aufsichtsrechtlich als Kernkapital anerkannt werden.

Die BACA Export Finance Ltd., London, wurde wegen Überschreiten der Wesentlichkeitsgrenze im Berichtsjahr erstmals konsolidiert.

Aus dem gleichen Grund wurde das auf die Entwicklung von Kapitalanlageprodukten spezialisierte Finanzdienstleistungsunternehmen Schoeller Capital Management AG, Wien, in den Konsolidierungskreis aufgenommen.

Unsere größten Teilkonzerne gehen jeweils mit folgender Zahl an vollkonsolidierten Gesellschaften in unseren Konzernabschluss ein:
- Bank Austria AG, Wien: 325 (2000: 351),
- Bayerische Immobilien-Leasing GmbH & Co. Verwaltungs-KG, München: 154 (2000: 142),
- HVB Real Estate Bank Aktiengesellschaft, München: 17.

Von den insgesamt 136 (2000: 155) assoziierten Unternehmen und Gemeinschaftsunternehmen haben wir 38 (2000: 46) Gesellschaften nach der Equity-Methode bilanziert. Die verbleibenden assoziierten Unternehmen und Gemeinschaftsunternehmen sind für die Vermögens-, Finanz- und Ertragslage unseres Konzerns von untergeordneter Bedeutung und werden daher mit ihren Anschaffungskosten unter Beteiligungen ausgewiesen.

Aus dem Kreis der At-Equity bewerteten Unternehmen sind die folgenden Unternehmen ausgeschieden:
- G + J Business Channel GmbH, München,
- Oberbank AG, Linz,
- Bank für Kärnten und Steiermark Aktiengesellschaft, Klagenfurt,
- Bank für Tirol und Vorarlberg Aktiengesellschaft, Innsbruck.

Die drei letztgenannten Unternehmen wurden im Berichtsjahr veräußert. Der dabei entstandene Gewinn beträgt 103 Mio €.

Unser Anteil an der Brau und Brunnen AG, Berlin und Dortmund, hat sich um 0,4% auf 55,6% erhöht. Wir weisen diesen Bestand unter den AfS-Finanzanlagen aus, da wir 22,0% der Anteile mit der Absicht zur Weiterveräußerung erworben haben und die Verkaufsabsicht zum Bilanzstichtag unverändert bestand.

Die Immobilienprojektgesellschaften sind wie in den Vorjahren nicht im Konsolidierungskreis enthalten. Die Geschäftstätigkeit dieser Gesellschaften ist darauf ausgerichtet, ihren Immobilienbestand bestmöglich zu verwerten. Ihre Ergebnisse sind im Abschluss der HypoVereinsbank AG enthalten.

Insgesamt haben wir 837 verbundene, assoziierte und Gemeinschaftsunternehmen wegen untergeordneter Bedeutung für den Konzern weder vollkonsolidiert noch

At-Equity bewertet. Die zusammengefassten Jahresergebnisse dieser Unternehmen betragen ca. 2,5% des Konzernjahresüberschusses, ihr Anteil an der Konzernbilanzsumme liegt bei ca. 3,4%. Unsere Anteile an diesen Unternehmen sind als AfS-Finanzanlagen bilanziert.

	2001	2000
Verbundene Unternehmen insgesamt	**1 309**	**1 346**
Konsolidierte Unternehmen	570	619
Nicht konsolidierte Unternehmen	739	727
Gemeinschaftsunternehmen	**25**	**24**
darunter:		
At-Equity bewertete Unternehmen	1	1
Assoziierte Unternehmen	**111**	**131**
darunter:		
At-Equity bewertete Unternehmen	37	45

Unsere Anteilsbesitzliste enthält alle verbundenen, assoziierten und Gemeinschaftsunternehmen – danach gegliedert, ob sie in den Konzernabschluss einbezogen sind oder nicht – sowie den sonstigen Anteilsbesitz. Sie ist als Bestandteil dieses Abschlusses beim Handelsregister in München hinterlegt und kann unter unserer Internetadresse www.hvbgroup.com/anteilsbesitzliste *abgerufen werden.*

5

KONSOLIDIERUNGSGRUNDSÄTZE

Bei der Kapitalkonsolidierung wenden wir die Benchmark-Methode an. Wir verrechnen die Anschaffungskosten eines verbundenen Unternehmens mit dem Konzernanteil am neu berechneten Eigenkapital zum Zeitpunkt des Erwerbs. Dieses Eigenkapital ist der Unterschied zwischen den Vermögenswerten und Schulden des erworbenen Unternehmens, bewertet mit ihren anteiligen beizulegenden Zeitwerten. Den Unterschiedsbetrag zwischen den höheren Anschaffungskosten und dem neuberechneten Eigenkapital weisen wir als Geschäfts- oder Firmenwert in der Bilanz unter den immateriellen Vermögenswerten aus und schreiben ihn über die angenommene Nutzungsdauer ab. Für die nach der Equity-Methode einbezogenen assoziierten und Gemeinschaftsunternehmen wenden wir die gleichen Konsolidierungsgrundsätze an. Der Konzerngewinn entspricht dem Bilanzgewinn der HypoVereinsbank AG.

Geschäftsbeziehungen innerhalb des Konsolidierungskreises werden aufgerechnet. Zwischenergebnisse aus konzerninternen Geschäften werden eliminiert, soweit sie nicht von untergeordneter Bedeutung sind oder ihre Ermittlung unter Abwägung des Kosten-Nutzen-Verhältnisses einen unverhältnismäßig hohen Aufwand erfordern würde.

6

BARRESERVE

Unverzinsliche Schatzanweisungen sind mit ihrem Barwert ausgewiesen.

7

HANDELSAKTIVA

In den Handelsaktiva sind Wertpapiere des Handelsbestandes sowie positive Marktwerte von Handelsderivaten und Derivaten zur Sicherung von Fremdwährungsrisiken aus Finanzinstrumenten, die nicht AfS-Wertpapiere sind, enthalten.

Innerhalb der Handelsaktiva werden Schuldscheindarlehen und Namensschuldverschreibungen sowie Schuldtitel öffentlicher Stellen, soweit sie Handelszwecken dienen, unter den sonstigen Handelsbeständen ausgewiesen.

Handelsaktiva werden mit Marktwerten bewertet. Bei nicht börsengehandelten derivativen Finanzgeschäften liegen der Ermittlung des Bilanzwertes interne Preismodelle auf Basis von Barwertkalkülen bzw. Optionspreismodellen zugrunde. Gewinne und Verluste aus Handelsaktiva werden unabhängig von ihrer Realisation in der Gewinn- und Verlustrechnung im Handelsergebnis ausgewiesen.

8

FORDERUNGEN

Unsere Forderungen an Kreditinstitute und an Kunden sind mit den fortgeführten Anschaffungskosten angesetzt, sofern es sich nicht um AfS-Forderungen oder Grundgeschäfte eines anerkannten Fair-Value-Hedge handelt. Sämtliche AfS-Forderungen werden zum Marktwert bewertet. Grundgeschäfte eines Fair-Value-Hedge werden um die Bewertung des abgesicherten Risikos fortgeschrieben. Forderungen werden zinslos gestellt, wenn – ungeachtet der rechtlichen Position – nicht mehr mit einem Zufluss der Zinsforderungen gerechnet werden kann.

9

RISIKOVORSORGE

Die Bemessung der Risikovorsorge wird insbesondere durch Erwartungen hinsichtlich zukünftiger Kreditausfälle, der Struktur und Qualität der Kreditportfolios sowie gesamtwirtschaftlicher Einflussfaktoren bestimmt.

Für alle erkennbaren Adressrisiken im in- und ausländischen Kreditgeschäft haben wir Einzelwertberichtigungen oder Rückstellungen in Höhe der erwarteten Ausfälle gebildet. Einzelwertberichtigungen und Rückstellungen werden aufgelöst, soweit das Kreditrisiko entfallen ist, oder verbraucht, wenn die Forderung als uneinbringlich eingestuft und abgebucht wurde.

Für grenzüberschreitende Ausleihungen mit akutem Transferrisiko oder Bürgschaftsverpflichtungen mit vergleichbarem Risiko bilden wir pauschalierte Einzelwertberichtigungen oder Rückstellungen. In die Länderwertberichtigung beziehen wir neben umgeschuldeten Krediten weitere Finanzkredite (Laufzeiten über einem Jahr) ein. Uns zustehende, werthaltige Sicherheiten vermindern dabei unser Ausfallrisiko. Der Kreis der Länder mit akutem Transferrisiko und die entsprechenden Wertberichtigungssätze werden der jeweiligen aktuellen Risikosituation angepasst.

Unsere Risikovorsorge für Engagements in Fremdwährung haben wir jeweils währungskongruent abgesichert, sodass sie von Wechselkursschwankungen nicht tangiert ist.

Latenten Kreditrisiken tragen wir durch die Bildung von Pauschalwertberichtigungen Rechnung. Kreditausfälle, für die bisher keine bzw. keine ausreichenden Einzelwertberichtigungen gebildet wurden, behandeln wir als Verbrauch der Pauschalwertberichtigungen.

10

FINANZANLAGEN

Finanzanlagen werden gemäß IAS 39 (revised 2000) für Bewertungszwecke in HtM- und AfS-Vermögenswerte eingeteilt. HtM-Finanzinvestitionen werden zu fortgeführten Anschaffungskosten bewertet, d. h. Agio und Damnumbeträge werden anteilig berücksichtigt. Abschreibungen werden bei voraussichtlich dauernder bonitätsbedingter Wertminderung vorgenommen. Fallen die Gründe hierfür weg, wird eine Zuschreibung bis maximal zur Höhe der fortgeführten Anschaffungskosten vorgenommen. Abschreibungen und Zuschreibungen werden erfolgswirksam vereinnahmt.

AfS-Finanzanlagen, die nicht Grundgeschäfte eines Fair-Value-Hedges sind, werden zu Marktwerten bewertet. Wertminderungen und -erhöhungen werden grundsätzlich erfolgsneutral erfasst. AfS-Bestände gliedern wir nicht in Kategorien um, die zu fortgeführten Anschaffungskosten bewertet werden.

Finanzanlagen, die effizient gegen Marktpreisrisiken abgesichert sind, werden im Rahmen der Fair-Value-Hedge-Bilanzierung abgebildet.

Anteile an nicht konsolidierten oder nicht At-Equity bewerteten börsennotierten Unternehmen werden zum Marktwert angesetzt. Wesentliche Anteile an Gemeinschafts- und assoziierten Unternehmen werden nach der Equity-Methode bewertet, soweit sie nicht von untergeordneter Bedeutung sind.

11

SACHANLAGEN

Unsere Sachanlagen bewerten wir zu Anschaffungs- bzw. Herstellungskosten, die wir – soweit es sich um abnutzbare Vermögenswerte handelt – um planmäßige lineare Abschreibungen entsprechend der erwarteten Nutzungsdauer mindern. Bei Einbauten in gemieteten Gebäuden legen wir die Vertragsdauer unter Berücksichtigung von Verlängerungsoptionen zugrunde, wenn sie kürzer ist als die betriebsgewöhnliche Nutzungsdauer.

Sachanlagen	Wirtschaftliche Nutzungsdauer
Gebäude	25–50 Jahre
Einbauten in fremden Anwesen	10–25 Jahre
EDV-Anlagen (im weiteren Sinne)	3– 5 Jahre
Sonstige Betriebs- und Geschäftsausstattung	3–25 Jahre

Sofern bei Vermögensgegenständen des Sachanlagevermögens darüber hinaus eine Wertminderung eingetreten ist, nehmen wir eine außerplanmäßige Abschreibung vor. Bei Wegfall der Gründe für die außerplanmäßige Abschreibung werden Zuschreibungen bis maximal zur Höhe der fortgeführten Anschaffungs- oder Herstellungskosten vorgenommen.

Für Gegenstände des Sachanlagevermögens werden nachträglich angefallene Anschaffungs- oder Herstellungskosten aktiviert, sofern dem Unternehmen ein zusätzlicher wirtschaftlicher Nutzen entsteht. Maßnahmen, die zur Erhaltung von Sachanlagen dienen, werden in dem Geschäftsjahr, in dem sie entstanden sind, als Aufwand erfasst.

12 LEASINGGESCHÄFT

Leasingverhältnisse werden nach der Verteilung der wirtschaftlichen Risiken und Chancen aus dem Leasinggegenstand zwischen Leasinggeber und Leasingnehmer beurteilt.

Die HVB Group als Leasinggeber
Leasinggegenstände, die dem Leasingnehmer zuzurechnen sind (Finanzierungs-Leasing), werden unter Forderungen mit dem Nettoinvestitionswert ausgewiesen. Zinserträge werden auf Basis einer gleichbleibenden, periodischen Rendite, deren Berechnung der noch ausstehende Nettoinvestitionswert zugrunde gelegt ist, vereinnahmt.

Leasinggegenstände, die dem Leasinggeber zuzurechnen sind (Operating-Leasing), werden unter Sachanlagen ausgewiesen und nach den dort beschriebenen Grundsätzen bewertet. Die Leasingerlöse werden linear über die Vertragslaufzeit erfasst.

Die HVB Group als Leasingnehmer
Bei Finanzierungs-Leasing wird der Vermögenswert unter Sachanlagen und die Verpflichtung unter den Verbindlichkeiten ausgewiesen. Der Ansatz erfolgt in der Höhe des beizulegenden Zeitwertes des Leasinggegenstandes bei Beginn des Leasingverhältnisses oder, sofern dieser niedriger ist, mit dem Barwert der Mindestleasingzahlungen. Zur Berechnung des Barwertes der Mindestleasingzahlungen wird der dem Leasingverhältnis zugrunde liegende interne Zinsfuß herangezogen.

Die Leasingraten werden in einen Zins- und einen Tilgungsanteil der Restschuld aufgeteilt. Der Tilgungsanteil mindert die Restschuld, der Zinsanteil wird als Zinsaufwand behandelt. Leasingraten aus Operating-Leasing werden als Mietaufwand behandelt. Verträge der HVB Group als Leasingnehmer haben eine vergleichsweise geringe Bedeutung.

13 IMMATERIELLE VERMÖGENSWERTE

Unter den immateriellen Vermögenswerten sind im Wesentlichen Geschäfts- oder Firmenwerte ausgewiesen. Diese werden grundsätzlich über die angenommene Nutzungsdauer von 15 bis 20 Jahren abgeschrieben. Anhaltspunkte bei der Bestimmung der Nutzungsdauer sind insbesondere die strategische Ausrichtung sowie die erwarteten nachhaltigen Gewinne der Tochtergesellschaft. Die Werthaltigkeit der Geschäfts- oder Firmenwerte wird gemäß IAS 36 regelmäßig überprüft; sofern erforderlich, werden außerplanmäßige Abschreibungen vorgenommen.

14 VERBINDLICHKEITEN

Verbindlichkeiten, die nicht Grundgeschäfte eines effizienten Fair-Value-Hedges sind, passivieren wir unter Berücksichtigung anteiliger Agio- und Disagiobeträge zu fortgeführten Einstandswerten. Unverzinsliche Verbindlichkeiten, zum Beispiel Zero-Bonds und andere abgezinste Papiere, setzen wir mit ihrem Barwert an.

15 HANDELSPASSIVA

In den Handelspassiva sind Handelsderivate und Derivate zur Sicherung von Fremdwährungsrisiken aus Finanzinstrumenten, die nicht AfS-Bestände sind, enthalten. Daneben weisen wir hier vom Handel emittierte Optionsscheine und Zertifikate aus.

16 RÜCKSTELLUNGEN

Bei der Ermittlung der Rückstellungen für ungewisse Verbindlichkeiten und drohende Verluste aus schwebenden Geschäften verwenden wir die bestmögliche Schätzung nach IAS 37.36 ff. Rückgriffsansprüche gegenüber Dritten im Zusammenhang mit Rückstellungen haben keine Bedeutung. Langfristige Rückstellungen werden grundsätzlich abgezinst.

Rückstellungen für Pensionen und ähnliche Verpflichtungen werden auf der Basis von versicherungsmathematischen Gutachten gemäß IAS 19 (revised 2000) gebildet.

Die Berechnung erfolgt nach der »Projected Unit Credit«-Methode (Anwartschaftsbarwertverfahren) und berücksichtigt neben dem Barwert der erdienten Pensionsansprüche auch die noch ungetilgten versicherungstechnischen Gewinne und Verluste. Diese ergeben sich unter anderem aus Unregelmäßigkeiten im Risikoverlauf (zum Beispiel mehr oder weniger Invaliditäts- oder Todesfälle als nach den verwendeten Rechnungsgrundlagen erwartet) oder Änderungen der Berechnungsparameter.

Die versicherungstechnischen Gewinne und Verluste werden nach dem so genannten Korridorverfahren behandelt: d. h. eine erfolgswirksame Buchung ist in den Folgejahren erst dann vorzunehmen, wenn die insgesamt zum Bilanzstichtag aufgelaufenen Gewinne oder Verluste den Korridor von 10% des Maximums aus dem Barwert der erdienten Pensionsansprüche und den Vermögenswerten einer eventuell vorhandenen externen Versorgungseinrichtung überschreiten.

Der Rechnungszinssatz orientiert sich an dem langfristigen Zinssatz für erstklassige festverzinsliche Industrieanleihen am Bilanzstichtag. Die Höhe der bilanziellen Rückstellung ergibt sich aus der Rückstellung des Vorjahres zuzüglich des zum Beginn des Geschäftsjahres ermittelten Pensionsaufwandes abzüglich der liquiditätswirksamen Zahlungen des aktuellen Geschäftsjahres.

17

SONSTIGE PASSIVA

Unter den Sonstigen Passiva weisen wir unter anderem abgegrenzte Verbindlichkeiten nach IAS 37 aus. Hierunter fallen künftige Ausgaben, die zwar hinsichtlich der Höhe oder des Zeitpunkts unsicher sind, deren Unsicherheit jedoch geringer als bei Rückstellungen ist. Dabei handelt es sich um Verbindlichkeiten für erhaltene oder gelieferte Güter oder Dienstleistungen, die weder bezahlt wurden, noch vom Lieferanten in Rechnung gestellt oder formal vereinbart wurden. Hierzu gehören auch kurzfristige Verbindlichkeiten gegenüber Mitarbeitern, zum Beispiel Gleitzeitguthaben und Urlaubsansprüche. Die abgegrenzten Verbindlichkeiten haben wir in Höhe der voraussichtlichen Inanspruchnahme angesetzt.

18

WÄHRUNGSUMRECHNUNG

Die Währungsumrechnung erfolgt nach den Vorschriften des IAS 21 (revised 1993). Danach werden auf ausländische Währung lautende monetäre Vermögenswerte und Schulden sowie am Bilanzstichtag nicht abgewickelte Kassageschäfte grundsätzlich mit marktgerechten Kursen am Bilanzstichtag in Euro umgerechnet. Nicht monetäre Vermögenswerte und Schulden, die zu Anschaffungskosten bilanziert sind, werden mit ihrem Anschaffungskurs angesetzt.

Nicht monetäre Positionen, die zum Fair Value bilanziert sind, werden mit dem Kurs zum Zeitpunkt der Bewertung umgerechnet. Nicht abgewickelte Termingeschäfte werden zum Terminkurs am Bilanzstichtag umgerechnet.

Aufwendungen und Erträge, die sich aus der Währungsumrechnung ergeben, schlagen sich grundsätzlich in den entsprechenden Positionen der Gewinn- und Verlustrechnung nieder.

Bilanzpositionen sowie Aufwendungen und Erträge unserer ausländischen Tochterunternehmen, soweit sie nicht in Euro bilanzieren, wurden mit marktgerechten Kursen am Bilanzstichtag umgerechnet. Die Umrechnungsgewinne und -verluste aus der Kapitalkonsolidierung werden mit den Gewinnrücklagen verrechnet.

19

ERTRAGSTEUERN

Die Bilanzierung und Bewertung von Ertragsteuern erfolgt gemäß IAS 12 (revised 2000). Latente Steuern werden bis auf wenige im Standard festgelegte Ausnahmen für alle temporären Differenzen zwischen den Wertansätzen nach IAS und den Steuerwerten gebildet (bilanzorientiertes Vorgehen). Latente Steueransprüche auf Grund von ungenutzten steuerlichen Verlustvorträgen werden angesetzt, soweit IAS 12 (revised 2000) dies zulässt.

Da die Konzeption auf der Darstellung zukünftiger Steueransprüche bzw. Steuerverpflichtungen beruht (Liability-Methode), erfolgt deren Berechnung mit den Steuersätzen, die zum Zeitpunkt des Ausgleichs der Differenzen erwartet werden.

20

ERLÄUTERUNGEN ZUR SEGMENTBERICHT-ERSTATTUNG NACH UNTERNEHMENSBEREICHEN (PRIMÄRE SEGMENTBERICHTERSTATTUNG)

Die HVB Group steuerten wir bis zum 31. Dezember 2001 über die Unternehmensbereiche, deshalb definieren wir sie als primäre Segmente (siehe auch die Rubrik »Unternehmensbereiche« im Band »Jahresbericht«. Im Kapitel »Neue Ausrichtung der HVB Group« wird die neue Führungsstruktur dargestellt, mit der wir die HVB Group seit 1. Januar 2002 steuern). Inhalte und Produkte unserer Unternehmensbereiche stellen wir in dem Bericht der sechs Unternehmensbereiche detailliert dar. Die Unternehmensbereiche treten wie selbstständige Unternehmen mit eigener Eigenkapitalausstattung und Ergebnisverantwortung auf. Das Kriterium für die Abgrenzung der Unternehmensbereiche ist die Betreuungszuständigkeit für unsere Kunden.

In Nordamerika und Asien steuerten wir bereits in 2001 unser Geschäft nach einem integrierten Kapitalmarkt- und Kundenansatz, so wie wir es für die gesamte HVB Group ab 2002 eingeführt haben. Die Volumina und Erfolge aus diesen Geschäften haben wir in der Segmentberichterstattung deshalb erstmals im vorliegenden Abschluss je zur Hälfte den Unternehmensbereichen Firmenkunden und International Markets zugerechnet. Daraus ergeben sich im Vergleich zum Vorjahr Verschiebungen zwischen diesen Bereichen bei den Segmentergebnissen und -volumina, insbesondere bei der Kreditrisikovorsorge, beim Verwaltungsaufwand, beim Kreditvolumen, bei den Risikoaktiva und damit auch beim gebundenen Kernkapital.

Basis für unsere Segmentberichterstattung ist die interne Unternehmensbereichsrechnung. Die Ergebnisse hieraus leiten wir auf die IAS-Erfolgsrechnung je Unternehmensbereich über. Die Aufspaltung des Zinsüberschusses erfolgt nach der Marktzinsmethode. Die Overheadkosten werden verursachungsgerecht auf die Unternehmensbereiche aufgeteilt. Die Dienstleistungsbereiche Bankbetrieb und Konzernservices treten dabei wie externe Anbieter auf, die ihre Leistungen den Unternehmensbereichen zu einem marktgerechten Preis verrechnen.

Geschäfts- oder Firmenwerte rechnen wir den Unternehmensbereichen zu. Sofern sich die Geschäftstätigkeit eines Unternehmens auf mehrere Segmente erstreckt, werden die Geschäfts- oder Firmenwerte nach den erwarteten Ergebnisbeiträgen zum Erwerbszeitpunkt verteilt.

Wir statten die Unternehmensbereiche mit 5,4% Kernkapital bezogen auf die Risikopositionen, d. h. Risikoaktiva und die zu unterlegenden Marktrisiken im Sinne des bankaufsichtsrechtlichen Grundsatz I zu § 10 KWG aus. Auf das so ermittelte durchschnittlich gebundene Kernkapital berechnen wir den Anlagenutzen, den wir im Zinsüberschuss ausweisen. Wir wenden dabei den Zinssatz an, der nach unserer empirischen Erhebung die langfristige Durchschnittsrendite einer risikofreien Anlage am Kapitalmarkt darstellt. Grundlage für die Ermittlung der Eigenkapitalrentabilität ist das nach der Struktur des durchschnittlich gebundenen Kernkapitals verteilte durchschnittliche bilanzielle Eigenkapital je Unternehmensbereich. Hierauf beziehen wir bei der Eigenkapitalrentabilität nach Steuern den Jahresüberschuss ohne Fremdanteile. Die Ertragsteuern ordnen wir den Unternehmensbereichen entsprechend der Konzern-Steuerquote zu.

Im Segment »Sonstige/Konsolidierung« sind neben segmentübergreifenden Konsolidierungsvorgängen die Ergebnisbeiträge abgebildet, die nicht in den Verantwortungsbereich der einzelnen Unternehmensbereiche fallen. Dazu zählen die Positionen konsolidierter Serviceunternehmen sowie die Ergebnisse von nicht konsolidiertem Anteilsbesitz, soweit sie nicht den Unternehmensbereichen zugerechnet sind. Ebenso berücksichtigen wir hier das Ergebnis aus strategischen Beständen, die der Zuständigkeit des Vorstands unterliegen. Außerdem sind hier Ergebnisbestandteile ausgewiesen, die aus den Dispositionsentscheidungen der Geschäftsleitung im Rahmen der Aktiv-Passiv-Steuerung resultieren.

Zur besseren Vergleichbarkeit sind bei der Erfolgsrechnung und bei den Kennziffern nach Unternehmensbereichen neben den im Vorjahr ausgewiesenen Werten (2000), in denen die Bank Austria nur mit einem Monat seit dem Zeitpunkt des Unternehmenserwerbs enthalten ist, auch die Pro-forma-Werte angegeben. Hierin sind die Aufwands- und Ertragspositionen der Bank Austria mit ihren Jahreswerten enthalten, sodass der Vorjahresvergleich nicht durch Erstkonsolidierungseffekte aus dem Erwerb der Bank Austria beeinträchtigt wird.

21

ERFOLGSRECHNUNG NACH UNTERNEHMENSBEREICHEN

in Mio €	Privatkunden und Geschäftskunden	Firmenkunden	Immobilienfinanzierungsgeschäft und Immobilienkunden	International Markets	Asset Management	Workout Immobilien	Sonstige/ Konsolidierung	Konzern
Zinsüberschuss								
2001	3116	2292	1576	657	-3	-9	-298	7331
2000 Pro-forma	3008	2306	1478	539	—	12	-182	7161
2000	2206	1355	1478	469	-1	12	-369	5150
Kreditrisikovorsorge								
2001	517	1015	596	112	—	-140	-26	2074
2000 Pro-forma	374	761	561	-7	—	-33	101	1757
2000	290	359	561	1	—	-33	8	1186
Provisionsüberschuss								
2001	1594	882	59	295	225	—	-178	2877
2000 Pro-forma	1822	916	92	250	367	2	-165	3284
2000	1423	491	92	238	333	2	-156	2423
Handelsergebnis								
2001	31	63	-1	413	-2	—	88	592
2000 Pro-forma	5	34	—	570	-3	—	41	647
2000	5	7	—	484	-3	—	55	548
Verwaltungsaufwand								
2001	4324	1642	600	901	206	51	11	7735
2000 Pro-forma	3593	1692	574	719	277	53	209	7117
2000	2675	842	574	537	248	53	188	5117
Saldo sonstige betriebliche Erträge/ Aufwendungen								
2001	-4	26	53	-13	383	2	38	485
2000 Pro-forma	-23	-4	18	-5	11	-7	57	47
2000	-19	-5	18	-8	11	-7	65	55
Betriebsergebnis								
2001	-104	606	491	339	397	82	-335	1476
2000 Pro-forma	845	799	453	642	98	-13	-559	2265
2000	650	647	453	645	92	-13	-601	1873

ERFOLGSRECHNUNG NACH UNTERNEHMENSBEREICHEN (Fortsetzung)

in Mio €	Privatkunden und Geschäftskunden	Firmenkunden	Immobilienfinanzierungsgeschäft und Immobilienkunden	International Markets	Asset Management	Workout Immobilien	Sonstige/ Konsolidierung	Konzern
Finanzanlageergebnis								
2001	11	-16	70	-26	-19	-139	649	530
2000 Pro-forma	-16	1	28	33	-6	—	440	480
2000	-11	-40	28	-46	-4	—	398	325
Abschreibungen auf Geschäfts- oder Firmenwerte								
2001	192	61	4	29	4	—	31	321
2000 Pro-forma	54	60	4	37	21	—	37	213
2000	11	24	4	12	20	—	18	89
Saldo übrige Erträge/ Aufwendungen								
2001	-14	-13	-5	-4	—	-69	-31	-136
2000 Pro-forma	-16	—	-4	-2	—	-89	-66	-177
2000	-13	-5	-4	-2	—	-89	-18	-131
Ergebnis der gewöhnlichen Geschäftstätigkeit								
2001	-299	516	552	280	374	-126	252	1549
2000 Pro-forma	759	740	473	636	71	-102	-222	2355
2000	615	578	473	585	68	-102	-239	1978
Saldo außerordentliche Erträge/ Aufwendungen								
2001	—	—	—	—	—	—	—	—
2000 Pro-forma	—	—	—	—	—	—	-126	-126
2000	—	—	—	—	—	—	-126	-126
Ergebnis vor Steuern								
2001	-299	516	552	280	374	-126	252	1549
2000 Pro-forma	759	740	473	636	71	-102	-348	2229
2000	615	578	473	585	68	-102	-365	1852

KENNZIFFERN NACH UNTERNEHMENSBEREICHEN

in %	Privatkunden und Geschäftskunden	Firmenkunden	Immobilienfinanzierungsgeschäft und Immobilienkunden	International Markets	Asset Management	Workout Immobilien[1]	Konzern
Cost-Income-Ratio (auf der Basis der operativen Erträge)							
2001	91,3	50,3	35,6	66,6	34,2	—	68,5
2000 Pro-forma	74,7	52,0	36,1	53,1	73,9	—	63,9
2000	74,0	45,6	36,1	45,4	72,9	—	62,6
Eigenkapitalrentabilität vor Steuern							
2001	– 6,9	9,3	11,8	10,3	—	—	8,1
2000 Pro-forma	19,8	12,1	11,2	27,6	—	—	12,0
2000	20,6	20,0	12,8	35,7	—	—	14,6
Eigenkapitalrentabilität nach Steuern, bereinigt um Goodwillabschreibungen							
2001	– 0,1	7,1	7,2	7,6	—	—	6,5
2000 Pro-forma	15,2	9,1	6,8	21,1	—	—	8,9
2000	13,3	13,0	6,8	23,6	—	—	9,2
Eigenkapitalrentabilität nach Steuern							
2001	– 4,5	6,0	7,2	6,5	—	—	4,9
2000 Pro-forma	13,8	8,2	6,7	19,5	—	—	7,8
2000	13,0	12,2	6,7	22,9	—	—	8,5

[1] Kennzahlenwerte für den Unternehmensbereich Workout Immobilien ökonomisch nicht aussagekräftig.

23

BILANZZAHLEN NACH UNTERNEHMENSBEREICHEN

in Mio €	Privatkunden und Geschäfts-kunden	Firmen-kunden	Immobilien-finanzierungs-geschäft und Immobilienkunden	Inter-national Markets	Asset Management	Workout Immobilien	Sonstige/ Konsoli-dierung	Konzern
Handelsaktiva								
2001	623	5 049	1	77 905	1	—	-14 369	69 210
2000	119	1 720	—	76 865	—	—	592	79 296
Kreditvolumen								
2001	108 917	144 941	174 218	35 261	524	5 561	-15 139	454 283
2000	107 781	153 243	178 710	20 710	163	7 695	-19 139	449 163
Verbindlichkeiten gegenüber Kreditinstituten								
2001	4 353	25 345	20 725	169 023	24	—	- 74 300	145 170
2000	3 641	27 789	19 339	158 597	62	—	- 56 211	153 217
Verbindlichkeiten gegenüber Kunden								
2001	85 775	57 919	29 850	47 255	778	168	- 6 341	215 404
2000	88 743	42 685	32 035	44 573	951	256	- 7 150	202 093
Verbriefte Verbindlichkeiten								
2001	4 558	2 128	104 632	145 794	—	—	- 691	256 421
2000	1 283	1 696	98 443	159 683	—	—	94	261 199

KENNZIFFERN ZUR RISIKOVORSORGE NACH UNTERNEHMENSBEREICHEN

	Privatkunden und Geschäftskunden	Firmenkunden	Immobilienfinanzierungsgeschäft und Immobilienkunden	International Markets	Asset Management	Workout Immobilien	Sonstige/ Konsolidierung	Konzern
Nettozuführungsquote (in %)[1]								
2001	0,46	0,60	0,34	0,24	—	- 2,47	—	0,42
2000	0,31	0,44	0,31	- 0,03	—	- 0,56	—	0,36
Ausfallquote (in %)[1]								
2001	0,35	0,46	0,06	0,06	—	18,10	—	0,47
2000	0,30	0,53	0,05	0,04	—	6,55	—	0,39
Risikovorsorgebestand (in Mio €)								
2001	2 898	5 337	1 859	371	2	2 150	235	12 852
2000	2 426	5 387	1 312	15	—	3 293	321	12 754
Bestandsquote (in %)[1]								
2001	2,58	3,15	1,05	0,81	—	37,93	—	2,61
2000	2,15	3,06	0,72	0,06	—	42,20	—	2,64
Zinslos gestellte Kredite (in Mio €)								
2001	2 714	4 548	1 464	320	—	3 786	97	12 929
2000	1 960	5 132	1 182	3	—	3 990	62	12 329
Deckungsquote der zinslos gestellten Kredite (in %)[2]								
2001	107	117	127	116	—	57	—	99
2000	124	105	111	—[3]	—	83	—	103

[1] Bezugsbasis für diese Kennziffer ist das Kreditvolumen (inkl. Kommunalkredite und Avale).

[2] Risikovorsorgebestand im Verhältnis zum Volumen der zinslos gestellten Kredite.

[3] Kennzahlenwerte ökonomisch nicht aussagekräftig.

25

RISIKOPOSITIONEN NACH UNTERNEHMENSBEREICHEN (KWG)

in Mio €	Privatkunden und Geschäftskunden	Firmenkunden	Immobilienfinanzierungsgeschäft und Immobilienkunden	International Markets	Asset Management	Workout Immobilien	Sonstige/ Konsolidierung	Konzern
Risikoaktiva								
2001	80725	107004	83292	30889	199	2056	27499	331664
2000	72414	118676	83954	20834	246	2954	25092	324170
Marktrisikopositionen								
2001	—	294	—	3238	—	—	3	3535
2000	—	—	—	3768	—	—	—	3768

26

KAPITAL NACH UNTERNEHMENSBEREICHEN

in Mio €	Privatkunden und Geschäftskunden	Firmenkunden	Immobilienfinanzierungsgeschäft und Immobilienkunden	International Markets	Asset Management	Workout Immobilien	Sonstige/ Konsolidierung	Konzern
Durchschnittlich gebundenes Kernkapital (KWG)								
2001	4309	5490	4662	2702	9	135	1776	19083
2000	3363	3259	4156	1846	5	233	1448	14310
Durchschnittliches bilanzielles Eigenkapital								
2001	4339	5529	4695	2721	9	136	1789	19218
2000	2984	2892	3688	1638	4	207	1286	12699

27

MITARBEITER DER UNTERNEHMENS- UND DIENSTLEISTUNGSBEREICHE

	2001	2000
Privatkunden und Geschäftskunden	30 960	32 701
Firmenkunden	8 629	9 096
Immobilienfinanzierungsgeschäft und Immobilienkunden	3 840	4 349
International Markets	1 980	1 966
Asset Management	927	1 226
Workout Immobilien	412	416
Bankbetrieb/Konzernservices	22 772	23 113
Konzern	**69 520**	**72 867**

28

SEGMENTBERICHTERSTATTUNG NACH REGIONEN (SEKUNDÄRE SEGMENTIERUNG)

In den Erfolgszahlen nach Regionen des Vorjahres ist die Bank Austria Gruppe mit ihren Erträgen und Aufwendungen ab dem Zeitpunkt des Erwerbs enthalten. In den einzelnen Erfolgspositionen wirken sich beim Vergleich mit dem Vorjahr deshalb insbesondere in den Regionen Österreich sowie Zentral- und Osteuropa Erstkonsolidierungseffekte aus, die zu kräftigen Steigerungen führen. Erstmals in 2001 haben wir den Regionen keine Refinanzierungskosten mehr kalkulatorisch verrechnet. Die von der Muttergesellschaft vereinnahmte Ausschüttung der Tochtergesellschaft eliminieren wir in dem entsprechenden Segment, wenn die Unternehmen der gleichen Region zugeordnet sind. Ist dies nicht der Fall, eliminieren wir die Ausschüttung der Tochtergesellschaft in der Spalte Konsolidierung.

Die Zurechnung der Werte zu den Regionen richtet sich nach dem Sitz des Konzernunternehmens beziehungsweise der Niederlassung.

Erfolgszahlen nach Regionen:

in Mio €	Deutschland	Österreich	Übriges Westeuropa	Zentral- und Osteuropa	Amerika	Asien	Konsolidierung	Konzern
Operative Erträge								
2001	5 615	2 625	1 220	1 297	730	157	– 359	11 285
2000	6 224	282	770	435	387	80	– 2	8 176
Kreditrisikovorsorge								
2001	1 203	446	48	200	187	–10	—	2 074
2000	1 062	45	15	41	39	–16	—	1 186
Verwaltungsaufwand								
2001	4 261	1 949	472	771	218	90	– 26	7 735
2000	3 931	228	479	291	144	54	– 10	5 117
Betriebsergebnis								
2001	151	230	700	326	325	77	– 333	1 476
2000	1 231	9	276	103	204	42	8	1 873
Ergebnis der gewöhnlichen Geschäftstätigkeit								
2001	466	324	544	249	260	39	– 333	1 549
2000	1 419	8	255	57	183	48	8	1 978
Ergebnis vor Steuern								
2001	466	324	544	249	260	39	– 333	1 549
2000	1 296	5	255	57	183	48	8	1 852

Cost-Income-Ratio (auf der Basis der operativen Erträge) nach Regionen:

in %	2001	2000
Deutschland	75,9	63,2
Österreich	74,2	80,9
übriges Westeuropa	38,7	62,2
Zentral- und Osteuropa	59,4	66,9
Amerika	29,9	37,2
Asien	57,3	67,5
Konzern	**68,5**	**62,6**

Kreditvolumen nach Regionen:

in Mio €	2001	2000
Deutschland	307 248	306 903
Österreich	77 426	73 579
übriges Westeuropa	44 076	44 213
Zentral- und Osteuropa	11 705	10 671
Amerika	20 017	24 670
Asien	8 629	7 727
Konsolidierung	−14 818	−18 600
Konzern	**454 283**	**449 163**

Mitarbeiter nach Regionen:

	2001	2000
Deutschland	34 387	35 293
Österreich	14 151	14 838
übriges Westeuropa	2 149	2 370
Zentral- und Osteuropa	17 999	19 501
Amerika	534	608
Asien	299	257
Australien	1	—
Konzern	**69 520**	**72 867**

29

ZINSÜBERSCHUSS

in Mio €	2001	2000
Zinserträge aus		
Kredit- und Geldmarktgeschäften	31 592	26 087
festverzinslichen Wertpapieren und Schuldbuchforderungen	6 114	4 446
Aktien und anderen nicht festverzinslichen Wertpapieren	352	289
verbundenen Unternehmen	119	39
nach der Equity-Methode bewerteten Unternehmen	122	32
Beteiligungen	99	91
Immobilien des Finanzanlagebestandes	66	—
Zinsaufwendungen für		
Einlagen	17 653	13 523
Verbriefte Verbindlichkeiten	12 513	11 539
Nachrangkapital	1 197	868
Ergebnis aus dem Leasinggeschäft	**230**	**96**
Insgesamt	**7 331**	**5 150**

Zinsspannen:

in %	2001	2000
auf Basis der durchschnittlichen Risikoaktiva (BIZ)	2,24	2,09
auf Basis des durchschnittlichen Geschäftsvolumens	1,13	1,06

30

KREDITRISIKOVORSORGE

in Mio €	2001	2000
Zuführungen	3 943	2 254
Auflösungen	−1 712	− 998
Eingänge auf abgeschriebene Forderungen	−157	−70
Insgesamt	**2 074**	**1 186**

31

PROVISIONSÜBERSCHUSS

in Mio €	2001	2000
Wertpapier- und Depotgeschäft	1245	1544
Außenhandelsgeschäft	418	219
Zahlungsverkehr	505	212
Kreditgeschäft	467	254
Sonstiges Dienstleistungsgeschäft	242	194
Insgesamt	**2877**	**2423**

32

HANDELSERGEBNIS

in Mio €	2001	2000
Kursbezogene Geschäfte	51	258
Zins- und währungsbezogene Geschäfte	541	290
Insgesamt	**592**	**548**

Im Handelsergebnis sind Zins- und Dividendenerträge in Höhe von 1121 Mio € sowie Refinanzierungskosten, die aus dem Saldo der Handelsaktiva und Handelspassiva resultieren, in Höhe von 1113 Mio € enthalten.

33

VERWALTUNGSAUFWAND

in Mio €	2001	2000
Personalaufwand	**4187**	**2934**
Löhne und Gehälter	3105	2303
Soziale Abgaben	489	344
Aufwendungen für Altersversorgung und Unterstützung	593	287
Andere Verwaltungsaufwendungen	**2818**	**1636**
Abschreibungen und Wertberichtigungen	**730**	**547**
auf Sachanlagen	671	531
auf sonstige immaterielle Vermögenswerte ohne Geschäfts- oder Firmenwerte	59	16
Insgesamt	**7735**	**5117**

Die im Vorjahr separat ausgewiesenen Aufwendungen für E-Commerce in Höhe von 235 Mio € haben wir nunmehr den entsprechenden Positionen des Verwaltungsaufwands zugeordnet.

34

SALDO SONSTIGE BETRIEBLICHE ERTRÄGE/AUFWENDUNGEN

in Mio €	2001	2000
Sonstige betriebliche Erträge	1036	307
Sonstige betriebliche Aufwendungen	551	252
Insgesamt	**485**	**55**

Der größte Einzelposten unter den sonstigen betrieblichen Erträgen ist der im Asset Management angefallene Gewinn aus der Veräußerung der Anteile an Foreign & Colonial in Höhe von 370 Mio €. Darüber hinaus sind in dieser Position Gewinne aus dem Verkauf weiterer bisher konsolidierter Gesellschaften (55 Mio €) und betrieblich genutzter Immobilien (65 Mio €) ausgewiesen.

Schließlich enthält die Position Erträge aus Auflösungen von Rückstellungen in Höhe von 105 Mio €, die nicht dem Kreditgeschäft zuzuordnen sind.

Bei den sonstigen betrieblichen Aufwendungen stellen Aufwendungen aus Zuführungen zu abgegrenzten Verbindlichkeiten und Rückstellungen, die nicht dem Kreditgeschäft zuzuordnen sind, den größten Einzelposten dar. Daneben haben wir unseren Beitrag zur Stiftungsinitiative der deutschen Wirtschaft »Erinnerung, Verantwortung und Zukunft«, für den wir bereits im Vorjahr eine wesentliche Zahlung geleistet hatten, im Berichtsjahr noch einmal deutlich erhöht.

Darüber hinaus sind in den sonstigen betrieblichen Aufwendungen keine Einzelbeträge von wesentlicher Bedeutung enthalten.

35

OPERATIVE ERTRÄGE

Zusammensetzung der operativen Erträge:

in Mio €	2001	2000
Zinsüberschuss	7331	5150
Provisionsüberschuss	2877	2423
Handelsergebnis	592	548
Saldo der sonstigen betrieblichen Erträge und Aufwendungen	485	55
Insgesamt	**11285**	**8176**

36

AUSWIRKUNGEN AUS WECHSELKURSVERÄNDERUNGEN

Aus Wechselkursveränderungen haben sich folgende Auswirkungen auf wesentliche Positionen der Gewinn- und Verlustrechnung ergeben. Die Veränderung der Wechselkurse im Vergleich zum Vorjahr, insbesondere der Kursrückgang des Euros gegenüber dem US-Dollar, dem britischen Pfund und anderen bedeutenden internationalen Währungen, hat den Zins- und Provisionsüberschuss sowie das Handelsergebnis begünstigt und den Verwaltungsaufwand erhöht.

	Auswirkung	Bereinigte	Veränderung
	in Mio €	in Mio €	in %
Zinsüberschuss	53	2 128	41,3
Provisionsüberschuss	16	438	18,1
Handelsergebnis	10	34	6,2
Verwaltungsaufwand	40	2 578	50,4

37

FINANZANLAGEERGEBNIS

Im Finanzanlageergebnis weisen wir die Erfolge aus der Veräußerung sowie erfolgswirksam zu erfassende Bewertungsänderungen von HtM- und AfS-Finanzinstrumenten aus. Ferner werden hier Aufwendungen und Realisierungserfolge aus Grundstücken und Gebäuden, die als Finanzinvestition gehalten werden, gezeigt. Das Ergebnis aus HtM-Vermögenswerten belief sich auf – 22 Mio €. Aus AfS-Finanzanlagen haben wir per saldo einen Gewinn in Höhe von 574 Mio € erzielt. Der bedeutendste Einzelposten dabei ist der Gewinn in Höhe von 555 Mio € aus dem Erwerb der Fremdanteile und der anschließenden Endkonsolidierung eines in 2001 gegründeten Finanzunternehmens, mit dem wir einen Teil unserer strategischen Aktienbestände abgesichert und Geldhandel betrieben haben. Darüber hinaus gleichen sich weitere Veräußerungsgewinne aus unserem Anteilsbesitz und Bewertungsaufwendungen in etwa aus.

Bei Grundstücken und Gebäuden, die als Finanzinvestition gehalten werden, ergaben sich Aufwendungen in Höhe von 39 Mio €. Aus der Veräußerung von Grundstücken und Gebäuden dieses Bestandes haben wir Gewinne in Höhe von 17 Mio € erzielt.

38

ABSCHREIBUNGEN AUF GESCHÄFTS- ODER FIRMENWERTE

Die planmäßigen Abschreibungen auf Geschäfts- oder Firmenwerte (221 Mio €) stiegen im Vergleich zum Vorjahr im Wesentlichen deshalb, weil die Goodwillabschreibung für die Bank Austria nunmehr mit dem vollen Jahreswert enthalten ist, während sie im Vorjahr nur zeitanteilig mit einem Zwölftel zu berücksichtigen war. Darüber hinaus haben wir auf Grund der veränderten Marktbedingungen für Online Broker eine außerplanmäßige Abschreibung auf den Goodwill der Self Trade in Höhe von 100 Mio € vorgenommen.

39

SALDO ÜBRIGE ERTRÄGE/AUFWENDUNGEN

in Mio €	2001	2000
Übrige Erträge	—	—
Übrige Aufwendungen	**136**	**131**
darunter:		
Sonstige Steuern	37	27
Verlustübernahmen	80	95
Saldo übrige Erträge/Aufwendungen	**– 136**	**– 131**

40

ERTRAGSTEUERN

Die Ertragsteuern gliedern sich wie folgt:

in Mio €	2001	2000
Tatsächliche Steuern	580	504
Latente Steuern	2	164
Insgesamt	**582**	**668**

Die latenten Ertragsteuern ergeben sich aus der während des Geschäftsjahres vorgenommenen erfolgswirksamen Bildung bzw. Auflösung von Steuerabgrenzungen. Der latente Steueraufwand ist überwiegend auf die Entstehung bzw. Umkehrung von temporären Differenzen (66 Mio € latenter Steuerertrag) und auf die Wertanpassungen von latenten Ertragsteueransprüchen (74 Mio € latenter Steueraufwand) zurückzuführen.

Die Unterschiede zwischen den rechnerischen und den ausgewiesenen Ertragsteuern sind in der nachfolgenden Überleitungsrechnung dargestellt.

in Mio €	2001	2000
Ergebnis vor Steuern	1 549	1 852
Anzuwendender Steuersatz	26,4%	42,2%
Rechnerische Ertragsteuern	409	782
Steuereffekte		
aus Vorjahren und Steuersatzänderungen	5	150
aus Auslandseinkünften	– 60	– 185
aus steuerfreien Erträgen	– 237	– 154
aus unterschiedlichen Rechtsnormen	– 29	– 30
aus nicht abziehbaren Aufwendungen	93	24
aus Wertanpassungen und dem Nichtansatz latenter Steuern	304	—
aus Geschäfts- oder Firmenwertabschreibungen	85	37
aus sonstigen Unterschieden	12	44
Ausgewiesene Ertragsteuern	**582**	**668**

Der für das Berichtsjahr anzuwendende Steuersatz beträgt 26,4% (2000: 42,2%). Er setzt sich aus dem in Deutschland geltenden Körperschaftsteuersatz von 25% (Vorjahr 40%) und dem unveränderten Solidaritätszuschlag in Höhe von 5,5% der Körperschaftsteuer zusammen. Soweit in unserem Ergebnis Ausschüttungen von Kapitalgesellschaften enthalten sind, die aus Einkommensteilen stammen, die der 40%igen oder der 45%igen Körperschaftsteuer unterlegen haben (so genannte EK 40/EK 45-Ausschüttungen), beträgt der Körperschaftsteuersatz 40% beziehungsweise 45%.

Die Steuereffekte aus Vorjahren und Steuersatzänderungen sind im Jahr 2001 insbesondere auf Steueraufwendungen für frühere Jahre zurückzuführen. Im Vorjahr beinhaltet diese Position außerdem die Auswirkungen, die sich durch die Herabsetzung des Körperschaftsteuersatzes auf 25% durch das Gesetz zur Senkung der Steuersätze und zur Reform der Unternehmensbesteuerung (Steuersenkungsgesetz) bereits im Jahr 2000 ergeben haben.

Die Steuereffekte aus Auslandseinkünften ergeben sich auf Grund der unterschiedlichen Steuersätze in den einzelnen Ländern.

Die Position Steuereffekte aus unterschiedlichen Rechtsnormen umfasst im Jahr 2001 hauptsächlich die nicht nach einheitlichen Steuersätzen in Deutschland berechnete tatsächliche und latente Gewerbesteuer und die durch die Abzugsfähigkeit der Gewerbesteuer bedingte Minderung der Körperschaftsteuer und des Solidaritätszuschlags. Diese Position beinhaltet auch die Erhöhung der Körperschaftsteuer auf 40% oder 45% für erhaltene Ausschüttungen von Kapitalgesellschaften aus dem so genannten EK 40/EK 45.

Die in der Überleitungsrechnung neu erforderliche Position Steuereffekte aus Wertanpassungen und dem Nichtansatz latenter Steuern beinhaltet neben den Effekten aus der Verminderung von latenten Steueransprüchen gemäß IAS 12.56 die Wirkungen aus dem Nichtansatz von latenten Steueransprüchen auf Grund von steuerlichen Verlustvorträgen und temporären Differenzen des laufenden Geschäftsjahres. Außerdem sind in dieser Position auch die Auswirkungen von temporären Unterschieden in Verbindung mit Tochtergesellschaften enthalten, für die nach den Regelungen des IAS 12.39 und 12.44 keine latenten Steuern zu bilanzieren sind.

Die latenten Steuerverpflichtungen bzw. die latenten Steueransprüche verteilen sich auf folgende Positionen:

in Mio €	2001	2000
Latente Steuerverpflichtungen		
Forderungen an Kreditinstitute/Kunden inkl. Risikovorsorge	190	137
Handelsaktiva/-passiva	229	176
Finanzanlagen	665	251
Sachanlagen	190	156
Sonstige Aktiva/Passiva	714	43
Verbindlichkeiten Kreditinstitute/Kunden	330	9
Sonstiges	672	40
Latente Steuerverpflichtungen vor Verrechnung	**2 990**	**812**
Verrechnung	—	– 202
Ausgewiesene latente Steuerverpflichtungen	**2 990**	**610**
Latente Steueransprüche		
Handelsaktiva/-passiva	43	161
Finanzanlagen	168	18
Sachanlagen	155	145
Rückstellungen	590	661
Sonstige Aktiva/Passiva	2 016	312
Forderungen an Kreditinstitute/Kunden inkl. Risikovorsorge	350	204
Verlustvorträge	416	314
Sonstiges	1 065	32
Latente Steueransprüche vor Verrechnung	**4 803**	**1 847**
Verrechnung	—	– 202
Ausgewiesene latente Steueransprüche	**4 803**	**1 645**

Durch das Steuersenkungsgesetz wurde die Besteuerung von deutschen Kapitalgesellschaften und ihrer Anteilseigner grundlegend geändert. Grundsätzlich werden ab dem 1. Januar 2001 Kapitalgesellschaften mit einem definitiven Körperschaftsteuersatz von 25% belastet, unabhängig davon, ob die Gewinne ausgeschüttet werden oder nicht. Die Bemessung der latenten Steuern erfolgte bei unseren inländischen Gesellschaften mit dem einheitlichen Körperschaftsteuersatz einschließlich Solidaritätszuschlag in Höhe von 26,4% und dem Gewerbeertragsteuersatz von 18,2%. Auf Grund der Abzugsfähigkeit der Gewerbeertragsteuer bei der Ermittlung der Körperschaftsteuer ergibt sich daraus ein unveränderter Gesamtbewertungssatz für latente Steuern von 39,8%.

Nach den steuerlichen Sondervorschriften für den Übergang vom Anrechnungsverfahren zum Halbeinkünfteverfahren kann es bei der HypoVereinsbank AG und unseren inländischen Tochterkapitalgesellschaften während eines 15-jährigen Übergangszeitraums auf Grund von Gewinnausschüttungen zu Körperschaftsteuerminderungen und Körperschaftsteuererhöhungen kommen.

Gewinnausschüttungen, die vor Freigabe unseres Abschlusses zur Veröffentlichung vorgeschlagen oder beschlossen und nicht als Verbindlichkeit zum 31. 12. 2001 bilanziert wurden, führen im Jahr 2002 zu einer Körperschaftsteuerminderung von 34 Mio €.

Aus heutiger Sicht kann von einer Realisierung der potenziellen Körperschaftsteuerguthaben ausgegangen werden. Körperschaftsteuererhöhungsbeträge werden voraussichtlich im Übergangszeitraum nicht anfallen.

Der Gesamtbetrag der latenten Steuern, der im Geschäftsjahr direkt den Gewinnrücklagen gutgeschrieben wurde, beträgt 134 Mio €. Er setzt sich aus einer Belastung der Gewinnrücklagen in Höhe von 53 Mio € (2000: 29 Mio €) und einer Gutschrift in Höhe von 187 Mio € auf Grund der Erstanwendung des IAS 39 zusammen.

Die AfS-Rücklage wurde im Geschäftsjahr um latente Steuern in Höhe von 21 Mio € vermindert. Mit der Hedge-Rücklage wurden im laufenden Jahr 605 Mio € latente Steueransprüche verrechnet.

Bei den angegebenen direkt mit den Rücklagen verrechneten latenten Steuern handelt es sich jeweils um die Beträge vor Korrektur wegen der Anteile in Fremdbesitz.

Für steuerliche Verlustvorträge in Höhe von 1.429 Mio € (2000: 686 Mio €) und abzugsfähige temporäre Unterschiede in Höhe von 271 Mio € wurden gemäß IAS 12 keine latenten Steueransprüche angesetzt.

41

ERGEBNIS JE AKTIE

	2001	2000
Jahresüberschuss ohne Fremdanteile in Mio €	938	1 079
Jahresüberschuss ohne Fremdanteile und vor Abschreibungen auf Geschäfts- oder Firmenwerte in Mio €	1 259	1 168
Durchschnittliche Anzahl der Aktien	536 088 701	430 988 701
Ergebnis je Aktie in € (bereinigt um Goodwill-abschreibungen)	**2,35**	**2,71**
Ergebnis je Aktie in €	**1,75**	**2,50**

Da zum Abschlussstichtag sowohl für 2001 als auch für 2000 keine Wandel- oder Optionsrechte aus bedingtem Kapital ausstanden, war ein verwässertes Ergebnis je Aktie nicht zu ermitteln.

42

WERTSCHÖPFUNGSRECHNUNG

Entstehung:

in Mio €	2001	2000
Operative Erträge	11 285	8 176
Finanzanlageergebnis	530	325
Summe der Erträge	11 815	8 501
Kreditrisikovorsorge	2 074	1 186
Andere Verwaltungsaufwendungen	2 818	1 636
Abschreibungen und Wertberichtigungen auf Sachanlagen und Geschäfts- oder Firmenwerte	1 051	636
Übrige Aufwendungen (ohne Steuern)	99	104
Außerordentliche Aufwendungen	—	126
Wertschöpfung	**5 773**	**4 813**

Verwendung:

in Mio €	2001	2000
Wertschöpfung	**5 773**	**4 813**
Mitarbeiter (Personalaufwand)	4 187	2 934
Öffentliche Hand (Steuern)	619	695
Aktionäre der HypoVereinsbank (Dividende)	457	456
Fremdanteile	29	105
Unternehmen	481	623

43

BARRESERVE

in Mio €	2001	2000
Kassenbestand und Guthaben bei Zentralnotenbanken	6 787	5 707
Schuldtitel öffentlicher Stellen und Wechsel, die zur Refinanzierung bei Zentralnotenbanken zugelassen sind	1 249	802
Schatzwechsel und unverzinsliche Schatzanweisungen sowie ähnliche Schuldtitel öffentlicher Stellen	697	294
Wechsel	552	508
Insgesamt	**8 036**	**6 509**

44

HANDELSAKTIVA

in Mio €	2001	2000
Schuldverschreibungen und andere festverzinsliche Wertpapiere	36 854	34 494
Geldmarktpapiere	1 180	3 958
Anleihen und Schuldverschreibungen	35 674	30 536
von öffentlichen Emittenten	6 224	8 266
von anderen Emittenten	22 383	16 385
konzerneigene Schuldverschreibungen	7 067	5 885
darunter:		
börsenfähige Werte	37 620	32 988
börsennotiert	34 201	27 156
nicht börsennotiert	3 419	5 832
Aktien und andere nicht festverzinsliche Wertpapiere	5 060	6 884
Aktien	2 910	6 014
Investmentanteile	1 061	637
Sonstige	1 089	233
darunter:		
börsenfähige Werte	3 992	4 389
börsennotiert	3 269	4 060
nicht börsennotiert	723	329
Positive Marktwerte aus derivativen Finanzinstrumenten	23 447	35 574
Sonstige Handelsbestände	3 849	2 344
Insgesamt	**69 210**	**79 296**

Die Handelsaktiva werden zu Marktwerten bewertet. Bei den börsennotierten Wertpapieren beläuft sich die Differenz zwischen den Anschaffungskosten und den Marktwerten auf 412 Mio €.

Schuldverschreibungen und andere festverzinsliche Wertpapiere von verbundenen, nicht einbezogenen Unternehmen und Unternehmen, mit denen ein Beteiligungsverhältnis besteht:

in Mio €	2001	2000
Verbundene, nicht einbezogene Unternehmen	486	–
Unternehmen, mit denen ein Beteiligungsverhältnis besteht	126	6
Insgesamt	**612**	**6**

45

FORDERUNGEN AN KREDITINSTITUTE

Forderungen an Kreditinstitute in Deutschland und übrigen Regionen nach Geschäftsarten:

in Mio €	Kreditinstitute in Deutschland		Kreditinstitute in übrigen Regionen	
	2001	2000	2001	2000
Kredite	25 713	27 152	11 756	10 239
darunter: Hypothekendarlehen	381	405	3	1
Kommunalkredite	22 715	25 402	680	678
Geldmarktgeschäfte	12 372	8 400	32 525	39 146
darunter: Reverse Repos	5 388	1 881	6 009	7 987
Übrige Forderungen	1 363	1 681	5 770	4 760
Insgesamt	**39 448**	**37 233**	**50 051**	**54 145**

Forderungen an Kreditinstitute nach Fristen:

in Mio €	2001	2000
Täglich fällig	8 535	6 320
Befristet mit Restlaufzeit	80 964	85 058
bis 3 Monate	37 559	34 578
über 3 Monate bis 1 Jahr	13 207	20 315
über 1 Jahr bis 5 Jahre	14 640	14 949
über 5 Jahre	15 558	15 216
Insgesamt	**89 499**	**91 378**

Forderungen an verbundene, nicht einbezogene Unternehmen und Unternehmen, mit denen ein Beteiligungsverhältnis besteht:

in Mio €	2001	2000
Verbundene, nicht einbezogene Unternehmen	684	598
Unternehmen, mit denen ein Beteiligungsverhältnis besteht	3 730	2 354
Insgesamt	**4 414**	**2 952**

46

FORDERUNGEN AN KUNDEN

Forderungen an Kunden nach Geschäftsarten:

in Mio €	2001	2000
Kredite	416 132	411 097
darunter:		
Hypothekendarlehen	174 607	170 297
Kommunalkredite	64 477	67 977
andere durch Grundpfandrechte gesicherte Kredite	14 082	14 326
Geldmarktgeschäfte	10 120	9 644
darunter:		
Reverse Repos	8 542	7 325
Übrige Forderungen	4 808	3 631
Insgesamt	**431 060**	**424 372**

Forderungen an Kunden in Deutschland und übrige Regionen:

in Mio €	2001	2000
Kunden in Deutschland	282 389	281 364
Kunden in übrigen Regionen	148 671	143 008
Insgesamt	**431 060**	**424 372**

Forderungen an Kunden nach Fristen:

in Mio €	2001	2000
Unbestimmte Laufzeiten	26 695	27 531
Befristet mit Restlaufzeit	404 365	396 841
bis 3 Monate	51 716	48 421
über 3 Monate bis 1 Jahr	32 548	32 363
über 1 Jahr bis 5 Jahre	92 746	91 574
über 5 Jahre	227 355	224 483
Insgesamt	**431 060**	**424 372**

Forderungen an verbundene, nicht einbezogene Unternehmen und Unternehmen, mit denen ein Beteiligungsverhältnis besteht:

in Mio €	2001	2000
Verbundene, nicht einbezogene		
Unternehmen	3 594	3 871
Unternehmen, mit denen ein		
Beteiligungsverhältnis besteht	3 444	3 449
Insgesamt	**7 038**	**7 320**

Forderungen aus dem Leasinggeschäft (Finanzierungs-Leasing):

in Mio €	2001	2000
Bruttoinvestitionswert (Restlaufzeiten)		
bis 3 Monate	212	207
über 3 Monate bis 1 Jahr	621	559
über 1 Jahr bis 5 Jahre	1 923	1 855
über 5 Jahre	1 907	1 920
Bruttoinvestitionswert insgesamt	**4 663**	**4 541**
darunter:		
nicht garantierte Restwerte	1 092	820
Unrealisierter Finanzertrag		
(Restlaufzeiten)		
bis 3 Monate	– 15	– 37
über 3 Monate bis 1 Jahr	– 51	– 116
über 1 Jahr bis 5 Jahre	– 408	– 423
über 5 Jahre	– 254	– 546
Unrealisierter Finanzertrag insgesamt	**–728**	**–1 122**
Nettoinvestitionswert (Restlaufzeiten)		
bis 3 Monate	197	170
über 3 Monate bis 1 Jahr	570	443
über 1 Jahr bis 5 Jahre	1 515	1 432
über 5 Jahre	1 653	1 374
Nettoinvestitionswert insgesamt	**3 935**	**3 419**

Der Bruttoinvestitionswert ist aus Sicht des Leasinggebers die Summe aus den Mindestleasingzahlungen in einem Finanzierungs-Leasing und jeglichem, dem Leasinggeber zustehenden nicht garantierten Restwert. Die Mindestleasingzahlungen sind dabei diejenigen Zahlungen, welche der Leasingnehmer während der Laufzeit des Leasingverhältnisses zu zahlen hat oder zu denen er herangezogen werden kann sowie jegliche garantierten Restwerte.

Der nicht garantierte Restwert ist derjenige Teil des Restwertes des Leasinggegenstandes, dessen Realisierung durch den Leasinggeber nicht gewiss ist. Maßgeblich für die Bemessung ist die Schätzung zum Zeitpunkt des Leasingbeginns.

Der unrealisierte Finanzertrag bezeichnet die Differenz zwischen dem Bruttoinvestitionswert des Leasinggebers aus dem Leasingverhältnis und dessen Barwert (Nettoinvestitionswert).

47

KREDITVOLUMEN

Aufteilung nach Inhalten:

in Mio €	2001	2000
Wechselkredite, soweit nicht unter		
Forderungen ausgewiesen	682	675
Kredite an Kreditinstitute	37 469	37 391
Kredite an Kunden	416 132	411 097
Insgesamt	**454 283**	**449 163**
darunter:		
Hypothekendarlehen	174 991	170 703
Kommunalkredite	87 872	94 057

RISIKOVORSORGE

Bestandsentwicklung:

in Mio €	Einzelrisiken		Länderrisiken		Latente Risiken		Insgesamt		darunter: Rückstellungen im Kreditgeschäft	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
Bestand zum 1.1.	**11 870**	**8 839**	**186**	**307**	**698**	**515**	**12 754**	**9 661**	**605**	**575**
Erfolgswirksame Veränderungen										
+ Bruttozuführungen	3 641	2 044	167	79	135	131	3 943	2 254	140	107
– Auflösungen	1 518	896	57	97	137	5	1 712	998	259	91
Erfolgsneutrale Veränderungen										
+/– Bestandsveränderungen durch Zu- bzw. Abgänge im Konsolidierungskreis	–78	3 030	—	—	—	132	–78	3 162	–4	98
– Inanspruchnahme von bestehenden Wertberichtigungen und Rückstellungen	2 339	1 347	3	110	150	80	2 492	1 537	8	5
+/– Auswirkungen aus Währungsumrechnungen und andere nicht erfolgswirksame Veränderungen	429	200	—	7	8	5	437	212	–93	–79
Bestand zum 31.12.	**12 005**	**11 870**	**293**	**186**	**554**	**698**	**12 852**	**12 754**	**381**	**605**

Aufgliederung des Risikovorsorgebestandes:

in Mio €	2001	2000
Forderungen an Kreditinstitute	273	240
Forderungen an Kunden	12 195	11 900
Wechselkredite und sonstige Vermögensgegenstände	3	9
Rückstellungen im Kreditgeschäft	381	605
Insgesamt	**12 852**	**12 754**

Kennziffern zur Risikovorsorge[1]:

in %	2001	2000
Nettozuführungsquote[2]	0,42	0,36
Ausfallquote[3]	0,47	0,39
Bestandsquote[4]	2,61	2,64

[1] Bezugsbasis für diese Kennzahlen ist das Kreditvolumen (inkl. Kommunalkredite und Avale).
[2] Nettozuführung = Bruttozuführungen abzügl. Auflösungen von Wertberichtigungen und Rückstellungen für Einzelrisiken, Länderrisiken und latente Risiken abzüglich Eingänge auf abgeschriebene Forderungen.
[3] Kreditausfälle = Inanspruchnahme von bestehenden Wertberichtigungen und Rückstellungen abzügl. Eingänge auf abgeschriebene Forderungen.
[4] Risikovorsorgebestand = Wertberichtigungsbestand für Einzelrisiken, Länderrisiken und latente Risiken.

Zinslos gestellte Kredite:

In den Forderungen an Kreditinstitute und Kunden sind zinslos gestellte Kreditforderungen in Höhe von 12,9 Mrd € (2000: 12,3 Mrd €) enthalten. Der Anteil der zinslos gestellten Kredite am gesamten Kreditvolumen stieg auf 2,63% (2000: 2,55%). Der Risikovorsorgebestand beträgt 99% (2000: 103%) der zinslos gestellten Kredite. Der Zinsausfall belief sich in diesem Jahr auf 696 Mio € (2000: 586 Mio €).

49

FINANZANLAGEN

Zusammensetzung der Finanzanlagen:

in Mio €	2001	2000
HtM-Finanzanlagen		
Schuldverschreibungen und andere festverzinsliche Wertpapiere	37 995	40 316
AfS-Finanzanlagen	75 684	69 196
Anteile an verbundenen nicht konsolidierten Unternehmen	1 988	1 911
At-Equity bewertete Unternehmen	1 245	1 486
Beteiligungen	2 340	1 941
Schuldverschreibungen und andere festverzinsliche Wertpapiere	50 907	51 593
Aktien und andere nicht festverzinsliche Wertpapiere	19 204	12 265
darunter: langfristig gehaltene Bestände	12 814	9 558
Als Finanzinvestition gehaltene Grundstücke und Gebäude	814	–
Insgesamt	**114 493**	**109 512**

Auf die Buchwerte per 31. Dezember 2001 entfallen:

in Mio €	Nicht konsolidierte verbundene Unternehmen	At-Equity bewertete Unternehmen	Beteiligungen	Schuldverschreibungen und andere festverzinsliche Wertpapiere	Aktien und andere nicht festverzinsliche Wertpapiere	Insgesamt
Börsenfähige Werte	408	182	947	86 846	15 998	104 381
Börsennotierte Werte	67	106	844	81 247	12 680	94 944
Nicht börsennotierte Werte	341	76	103	5 599	3 318	9 437

Aus Finanzanlagen wurden Zinserträge in Höhe von 6872 Mio € vereinnahmt. Veräußerungsbeschränkungen oder Beschränkungen bei der Vereinnahmung von Erträgen aus Finanzanlagen lagen nicht vor.

Unter den Schuldverschreibungen und anderen festverzinslichen Wertpapieren werden im Folgejahr 18 729 Mio € fällig.

Entwicklung der HtM- und langfristigen Finanzanlagen sowie der als Finanzinvestition gehaltenen Immobilien:

in Mio €	Nicht konsolidierte verbundene Unternehmen	At-Equity bewertete Unternehmen	Beteiligungen	HtM-Finanzanlagen	Langfristig gehaltene Bestände an Aktien und anderen nicht festverzinslichen Wertpapieren	Als Finanzinvestition gehaltene Immobilien	Insgesamt
Anschaffungskosten							
Stand 31.12.2000	2151	1489	2064	40614	9660	—	55978
Bestandsveränderungen wegen Erstanwendung IAS 39	—	—	—	-4124	—	—	-4124
Umgliederung wegen IAS 40	—	—	—	—	—	1067	1067
Stand 1.1.2001	2151	1489	2064	36490	9660	1067	52921
Veränderungen des Konsolidierungskreises	—	-2	-27	1216	-13	—	1174
Veränderungen aus Währungsumrechnungen	15	—	3	410	3	—	431
Zugänge	1202	58	707	11408	670	2	14047
Umbuchungen	1	-19	20	-4389	-2078	—	-6465
Abgänge	799	296	466	6999	624	26	9210
Stand 31.12.2001	2570	1230	2301	38136	7618	1043	52898
Erfolgsneutrale Bewertungsanpassungen aus der Erstanwendung von IAS 39	**-98**	**—**	**136**	**-60**	**9786**	**—**	**9764**
Erfolgsneutrale Wertänderungen aus der Folgeanwendung von IAS 39	**-19**	**—**	**231**	**—**	**-4484**	**—**	**-4272**
Kumulierte Veränderung aus der At-Equity-Bewertung	**—**	**49**	**—**	**—**	**—**	**—**	**49**
Ab- und Zuschreibungen							
Stand 31.12.2000	240	—	123	298	102	—	763
Umgliederung wegen IAS 40	—	—	—	—	—	206	206
Stand 1.1.2001	240	—	123	298	102	206	969
Veränderungen des Konsolidierungskreises	—	—	-4	-4	—	—	-8
Veränderungen aus Währungsumrechnungen	—	—	—	15	—	—	15
Wertminderungen	232	34	262	60	24	27	639
Zuschreibungen	3	—	—	2	—	—	5
Umbuchungen	9	—	-44	15	-5	—	-25
Abgänge	13	—	9	301	15	4	342
Stand 31.12.2001	465	34	328	81	106	229	1243
Buchwerte							
Stand 31.12.2001	1988	1245	2340	37995	12814	814	57196
Stand 31.12.2000	1911	1486	1941	40316	9558	—	55212

Die Positionen Schuldverschreibungen und andere festverzinsliche Wertpapiere sowie Aktien und andere nicht festverzinsliche Wertpapiere gliedern sich wie folgt auf:

in Mio €	2001	2000
Schuldverschreibungen und andere festverzinsliche Wertpapiere	88 902	91 909
Geldmarktpapiere	3 745	3 094
Anleihen und Schuldverschreibungen	85 157	88 815
von öffentlichen Emittenten	34 874	29 894
von anderen Emittenten	45 167	43 636
konzerneigene Schuldverschreibungen	5 116	15 285
Aktien und andere nicht festverzinsliche Wertpapiere	19 204	12 265
darunter:		
Aktien	14 226	7 542
Investmentanteile	3 326	3 235

Schuldverschreibungen und andere festverzinsliche Wertpapiere von verbundenen, nicht einbezogenen Unternehmen und Unternehmen, mit denen ein Beteiligungsverhältnis besteht:

in Mio €	2001	2000
Verbundene, nicht einbezogene Unternehmen	498	11
Unternehmen, mit denen ein Beteiligungsverhältnis besteht	240	262
Insgesamt	**738**	**273**

Marktwerte der Finanzanlagen

Der Marktwert der Grundstücke und Gebäude, die als Finanzinvestitionen gehalten werden, belief sich zum Bilanzstichtag auf 958 Mio €. Für die wesentlichen Anteile an börsennotierten Unternehmen im Nichtbankenbereich ab einer (durchgerechneten) Anteilsquote von 5% am Grundkapital der Gesellschaften haben wir einen Marktwert von insgesamt 12,1 Mrd € ermittelt. Aus der Gegenüberstellung mit dem Buchwert errechnet sich eine Kursreserve von 5,2 Mrd € (2000: 9,7 Mrd €).

Bei dem nachstehenden Anteilsbesitz verfolgen wir keine unternehmerischen Ziele und nehmen keinen Einfluss auf finanzielle und operative Entscheidungen.

Wesentliche Anteile an börsennotierten Unternehmen im Nichtbankenbereich:

	2001 Kapitalanteil in %	2001 Marktwerte in Mio €	2000 Kapitalanteil in %	2000 Marktwerte in Mio €
Agrob AG	52,7	24	52,7	32
Aktienbrauerei Kaufbeuren AG	75,7	7	75,7	9
Allgemeine Baugesellschaft – A. Porr AG[1]	—	—	32,6	62
Allianz AG	6,2	4 299	6,8	6 628
Brau und Brunnen AG	55,6	45	55,2	35
Immotrust Anlagen AG	25,0	16	25,0	17
Lambacher HITIAG Leinen AG	51,0	4	65,9	10
Lenzing AG[1]	—	—	50,1	147
Münchener Rückversicherungs-Gesellschaft AG	13,3	7 075	13,3	8 956
Gabriel Sedlmayr Spaten-Franziskaner-Bräu Kommanditgesellschaft auf Aktien	19,0[2]	108	19,0[2]	121
Unternehmens Invest AG	14,2	6	17,6	13
Wienerberger AG	31,9	320	—	—
Wiener Städtische Allgemeine Versicherung AG	8,0	111	8,0	111
Wüstenrot & Württembergische AG	7,6	100	7,6	137
Insgesamt	—	**12 115**	—	**16 278**

[1] Verkauft in 2001

[2] Anteil bezogen auf das Kommandit-Aktienkapital, Anteil am Gesamtkapital 11,9%

50

ENTWICKLUNG DER SACHANLAGEN

in Mio €	Betrieblich genutzte Grundstücke und Gebäude sowie Gebäude im Bau	Betriebs- und Geschäfts-ausstattung	Darunter: selbsterstellte Software	Leasing-gegenstände aus Operate Leasing	Insgesamt
Anschaffungs-/Herstellungskosten					
Stand 31. 12. 2000	4 300	4 258	120	757	9 315
Umgliederung wegen IAS 40	-1 067	—	—	—	-1 067
Stand 1. 1. 2001	3 233	4 258	120	757	8 248
Veränderungen des Konsolidierungskreises	-7	-27	—	-90	-124
Veränderungen aus Währungsumrechnungen	29	30	—	6	65
Zugänge	206	667	140	63	936
Umbuchungen	85	-26	—	—	59
Abgänge	199	276	—	50	525
Stand 31. 12. 2001	3 347	4 626	260	686	8 659
Ab- und Zuschreibungen					
Stand 31. 12. 2000	1 069	2 448	22	121	3 638
Umgliederung wegen IAS 40	-206	—	—	—	-206
Stand 1. 1. 2001	863	2 448	22	121	3 432
Veränderungen des Konsolidierungskreises	-2	-11	—	—	-13
Veränderungen aus Währungsumrechnungen	3	15	—	—	18
Planmäßige Abschreibungen	80	587	20	22	689
Außerplanmäßige Abschreibung	2	—	—	—	2
Zuschreibungen	—	—	—	—	—
Umbuchungen	66	-33	—	—	33
Abgänge	55	179	—	4	238
Stand 31. 12. 2001	957	2 827	42	139	3 923
Buchwerte					
Stand 31. 12. 2001	2 390	1 799	218	547	4 736
Stand 31. 12. 2000	3 231	1 810	98	636	5 677

In der Position Betriebs- und Geschäftsausstattung wurden Entwicklungskosten für selbsterstellte Software in Höhe von 260 Mio € aktiviert; davon wurden 20 Mio € im Geschäftsjahr abgeschrieben. Die Erfassung und Abgrenzung der IT-Entwicklungskosten erfolgt mittels interner Kostenrechnungssysteme, getrennt nach Personal- und Sachkosten.

In den Sachanlagen sind geleistete Anzahlungen von 243 Mio € für Anlagen im Bau enthalten. In Höhe von 83 Mio € bestanden Verpflichtungen für den Erwerb von Gegenständen des Sachanlagevermögens.

Zukünftige Mindestleasingzahlungen aus unkündbaren Operate-Leasingverträgen gliedern sich wie folgt:

in Mio €	2001	2000
bis 1 Jahr	423	733
über 1 Jahr bis 5 Jahre	1 124	1 852
über 5 Jahre	1 370	1 212
Insgesamt	**2 917**	**3 797**

51

IMMATERIELLE ANLAGEWERTE

Entwicklung der immateriellen Anlagewerte:

in Mio €	Geschäfts- oder Firmenwerte davon aus verbundenen Unternehmen	Geschäfts- oder Firmenwerte davon At-Equity bewertete Unternehmen	Sonstige immaterielle Anlagewerte
Anschaffungs-/Herstellungskosten			
Stand 1. 1. 2001	3 992	62	387
Veränderungen des Konsolidierungskreises	-264	—	-8
Veränderungen aus Währungsumrechnungen	20	—	4
Zugänge	174	—	151
Umbuchungen	18	-9	—
Abgänge	5	—	27
Stand 31. 12. 2001	3 935	53	507
Ab- und Zuschreibungen			
Stand 1. 1. 2001	422	4	153
Veränderungen des Konsolidierungskreises	-65	—	-6
Veränderungen aus Währungsumrechnungen	3	—	2
Planmäßige Abschreibungen	221	—	57
Außerplanmäßige Abschreibungen	100	—	2
Zuschreibungen	—	—	—
Umbuchungen	-8	-1	-4
Abgänge	1	—	18
Stand 31. 12. 2001	672	3	186
Buchwerte			
Stand 31. 12. 2001	3 263	50	321
Stand 31. 12. 2000	3 570	58	234

Abschreibungen auf Geschäfts- oder Firmenwerte werden in einem separaten Posten der Gewinn- und Verlustrechnung ausgewiesen. Abschreibungen auf die sonstigen immateriellen Anlagewerte werden im Posten Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte innerhalb des Verwaltungsaufwands erfasst.

52

SONSTIGE AKTIVA

in Mio €	2001	2000
Steueransprüche	5 354	2 089
Tatsächliche Steuern	551	444
Latente Steuern	4 803	1 645
Positive Marktwerte aus derivativen Finanzinstrumenten	10 170	1 149
Sonstige Vermögenswerte	3 829	3 308
Rechnungsabgrenzungsposten	1 001	2 116
Insgesamt	**20 354**	**8 662**

Positive Marktwerte aus derivativen Finanzinstrumenten
Unter die positiven Marktwerte aus derivativen Finanzinstrumenten fallen vor allem die zur Absicherung des Marktzinsrisikos eingesetzten Derivate, deren beizulegender Zeitwert sich auf 8,8 Mrd € beläuft.

Sonstige Vermögenswerte:
Die sonstigen Vermögenswerte enthalten unter anderem Schecks und fällige Schuldverschreibungen.

53

NACHRANGIGE VERMÖGENSWERTE

Folgende Bilanzpositionen enthalten nachrangige Vermögenswerte:

in Mio €	2001	2000
Forderungen an Kreditinstitute	**2 108**	**1 157**
darunter:		
an verbundene, nicht einbezogene Unternehmen	6	6
an Unternehmen, mit denen ein Beteiligungsverhältnis besteht	2	1
Forderungen an Kunden	**815**	**276**
darunter:		
an verbundene, nicht einbezogene Unternehmen	94	146
an Unternehmen, mit denen ein Beteiligungsverhältnis besteht	32	22
Handelsaktiva	**642**	**882**
Finanzanlagen	**1301**	**690**
Insgesamt	**4 866**	**3 005**

54

PENSIONSGESCHÄFTE

Als Pensionsgeber echter Pensionsgeschäfte haben wir Vermögenswerte mit einem Buchwert von 22,9 Mrd € verpensioniert. Die Vermögenswerte sind weiterhin Bestandteil unserer Aktiva, die erhaltenen Gegenwerte weisen wir unter den Verbindlichkeiten aus. Es handelt sich dabei überwiegend um an internationalen Geldmärkten abgeschlossene Repo-Geschäfte sowie um Offenmarktgeschäfte mit der Deutschen Bundesbank.

55

VERBRIEFUNGSGESCHÄFTE (SECURITIZATION)

Bei Securitization handelt es sich um die vollständige oder teilweise Weitergabe von Kreditrisiken ausgewählter, vorab exakt definierter Kreditportfolios an den Kapitalmarkt.

Vorrangige Motivation unserer bankeigenen Securitizations Programme ist die ökonomische und aufsichtsrechtliche Eigenkapitalentlastung und -steuerung. Diese Zielsetzung wird bei synthetischer Securitization durch die Besicherung und bei traditioneller Securitization durch den Verkauf von Bilanzaktiva erreicht.

Die HVB Group hat 2001 ausschließlich synthetische Verbriefungsprogramme aufgelegt. In 2001 beträgt das Kreditvolumen der gesamten Verbriefungsprogramme im Konzern 16,2 Mrd €. Die Laufzeit variiert bei den einzelnen Transaktionen zwischen 3 und 55 Jahren.

Sicherungsnehmer	Name der Transaktion	Datum des Abschlusses	Laufzeit der Transaktion in Jahren	Forderungsart	Kreditvolumen in Mio €	Entlastung der gewichteten Risikoaktiva in Mio €
Bayerische Hypo- und Vereinsbank AG	Amadeus	1. 7. 1998	40	Wertpapierportfolio	1 170	331
Bayerische Hypo- und Vereinsbank AG	Mozart	15. 6. 2000	35	Wertpapierportfolio	710	353
Bayerische Hypo- und Vereinsbank AG	Promise-A 2000-1 plc	22. 12. 2000	8	Firmenkundenkredite	1 000	835
Bayerische Hypo- und Vereinsbank AG	Provide-A 2001-1 plc	29. 10. 2001	36	private Hypothekendarlehen	980	883
Bayerische Hypo- und Vereinsbank AG	Hudson Realty American Protection	4. 12. 2001	13	gewerbliche Hypothekendarlehen	2 010	2 010
HVB Banque Luxembourg S. A.	GELDILUX 99-1 Ltd.	12. 2. 1999	3	Eurokredite	2 260	1 779
HVB Banque Luxembourg S. A.	GELDILUX 99-2 Ltd.	15. 9. 1999	4	Eurokredite	750	606
HVB Banque Luxembourg S. A.	GELDILUX 2001-1 Ltd.	9. 8. 2001	3	Eurokredite	1 500	1 349
HVB Real Estate Bank Aktiengesellschaft	NürnbergHyp 2001-1	2. 3. 2001	48	private Hypothekendarlehen	400	324
HVB Real Estate Bank Aktiengesellschaft	HVB Real Estate 2001-1	18. 10. 2001	55	private Hypothekendarlehen	1 270	557
Westfälische Hypothekenbank AG	European Dream 2000	13. 12. 2000	5	europäische MBS	730	552
Westfälische Hypothekenbank AG	European Dream 2001-1	18. 7. 2001	5	europäische MBS	1 070	845
Westfälische Hypothekenbank AG	Dutch Dream 2001-1	13. 12. 2001	7	gewerbliche Hypothekendarlehen	900	740
Württembergische Hypothekenbank AG	Württhyp 2000-1	14. 9. 2000	38	private Hypothekendarlehen	470	202
Württembergische Hypothekenbank AG	Württhyp 2001-1	31. 8. 2001	11	gewerbliche Hypothekendarlehen	1 020	819

56

VERBINDLICHKEITEN GEGENÜBER KREDITINSTITUTEN

Verbindlichkeiten gegenüber Kreditinstituten nach Geschäftsarten:

in Mio €	2001	2000
Begebene Hypotheken-Namenspfandbriefe	7 327	6 673
Öffentliche Namenspfandbriefe	3 219	3 386
Andere Verbindlichkeiten	134 624	143 158
Insgesamt	**145 170**	**153 217**

Verbindlichkeiten gegenüber Kreditinstituten in Deutschland und übrigen Regionen:

in Mio €	2001	2000
Kreditinstitute in Deutschland	51 153	41 874
Kreditinstitute in übrigen Regionen	94 017	111 343
Insgesamt	**145 170**	**153 217**

Verbindlichkeiten gegenüber Kreditinstituten nach Fristen:

in Mio €	2001	2000
Täglich fällig	10 910	11 094
Befristet mit Restlaufzeit	134 260	142 123
bis 3 Monate	82 125	88 948
über 3 Monate bis 1 Jahr	16 280	20 438
über 1 Jahr bis 5 Jahre	13 897	12 749
über 5 Jahre	21 958	19 988
Insgesamt	**145 170**	**153 217**

Verbindlichkeiten gegenüber verbundenen, nicht einbezogenen Unternehmen und Unternehmen, mit denen ein Beteiligungsverhältnis besteht:

in Mio €	2001	2000
Verbundene, nicht einbezogene Unternehmen	593	1 079
Unternehmen, mit denen ein Beteiligungsverhältnis besteht	11 629	11 130
Insgesamt	**12 222**	**12 209**

57

VERBINDLICHKEITEN GEGENÜBER KUNDEN

Verbindlichkeiten gegenüber Kunden nach Geschäftsarten:

in Mio €	2001	2000
Spareinlagen und Einlagen aus dem Bauspargeschäft	29 259	29 979
Spareinlagen	27 043	27 848
Bauspareinlagen	2 216	2 131
Begebene Hypotheken-Namenspfandbriefe	29 113	30 111
Öffentliche Namenspfandbriefe	14 629	15 921
Andere Verbindlichkeiten	142 403	126 082
Insgesamt	**215 404**	**202 093**

Verbindlichkeiten gegenüber Kunden in Deutschland und übrigen Regionen:

in Mio €	2001	2000
Kunden in Deutschland	125 653	120 600
Kunden in übrigen Regionen	89 751	81 493
Insgesamt	**215 404**	**202 093**

Verbindlichkeiten gegenüber Kunden nach Fristen – Spareinlagen und Einlagen aus dem Bauspargeschäft:

in Mio €	2001	2000
Befristet mit Restlaufzeit		
bis 3 Monate	13 824	13 979
über 3 Monate bis 1 Jahr	3 293	6 133
über 1 Jahr bis 5 Jahre	6 324	5 766
über 5 Jahre	5 818	4 101
Insgesamt	**29 259**	**29 979**

Begebene Hypotheken-Namenspfandbriefe, öffentliche Namenspfandbriefe und andere Verbindlichkeiten:

in Mio €	2001	2000
Täglich fällig	53 773	45 705
Befristet mit Restlaufzeit	132 372	126 409
bis 3 Monate	61 138	54 895
über 3 Monate bis 1 Jahr	8 363	9 422
über 1 Jahr bis 5 Jahre	35 388	30 501
über 5 Jahre	27 483	31 591
Insgesamt	**186 145**	**172 114**

Verbindlichkeiten gegenüber verbundenen, nicht einbezogenen Unternehmen und Unternehmen, mit denen ein Beteiligungsverhältnis besteht:

in Mio €	2001	2000
Verbundene, nicht einbezogene		
Unternehmen	822	359
Unternehmen, mit denen ein		
Beteiligungsverhältnis besteht	624	560
Insgesamt	**1 446**	**919**

58

VERBRIEFTE VERBINDLICHKEITEN

Verbriefte Verbindlichkeiten nach Geschäftsarten:

in Mio €	2001	2000
Begebene Schuldverschreibungen	248 584	241 995
Hypothekenpfandbriefe	50 878	48 809
Öffentliche Pfandbriefe	85 150	85 703
Sonstige Schuldverschreibungen	109 927	73 353
Geldmarktpapiere	2 629	34 130
Andere verbriefte Verbindlichkeiten	7 837	19 204
Eigene Akzepte und Solawechsel		
im Umlauf	127	1 077
Sonstige	7 710	18 127
Insgesamt	**256 421**	**261 199**

Verbriefte Verbindlichkeiten nach Fristen – Begebene Schuldverschreibungen:

in Mio €	2001	2000
Befristet mit Restlaufzeit		
bis 3 Monate	51 802	42 557
über 3 Monate bis 1 Jahr	42 736	41 800
über 1 Jahr bis 5 Jahre	108 922	112 884
über 5 Jahre	45 124	44 754
Insgesamt	**248 584**	**241 995**

Andere verbriefte Verbindlichkeiten:

in Mio €	2001	2000
Befristet mit Restlaufzeit		
bis 3 Monate	3 911	15 433
über 3 Monate bis 1 Jahr	771	1 011
über 1 Jahr bis 5 Jahre	1 620	1 415
über 5 Jahre	1 535	1 345
Insgesamt	**7 837**	**19 204**

Verbriefte Verbindlichkeiten gegenüber verbundenen, nicht einbezogenen Unternehmen und Unternehmen, mit denen ein Beteiligungsverhältnis besteht:

in Mio €	2001	2000
Verbundene, nicht einbezogene		
Unternehmen	—	641
Unternehmen, mit denen ein		
Beteiligungsverhältnis besteht	143	64
Insgesamt	**143**	**705**

59

HANDELSPASSIVA

Als Handelspassiva werden die negativen Marktwerte aus derivaten Finanzinstrumenten ausgewiesen. Daneben sind hier vom Handel emittierte Optionsscheine und Zertifikate enthalten.

60

RÜCKSTELLUNGEN

in Mio €	2001	2000
Rückstellungen für Pensionen		
und ähnliche Verpflichtungen	4 591	4 381
Steuerverpflichtungen	4 001	1 542
Tatsächliche Steuern	1 011	932
Latente Steuern	2 990	610
Restrukturierungsrückstellungen	94	255
nach IAS 22.31	72	171
nach IAS 37	22	84
Sonstige Rückstellungen	804	780
darunter:		
Langfristige Verpflichtungen		
gegenüber Arbeitnehmern	208	190
Insgesamt	**9 490**	**6 958**

Pensionsrückstellungen:
Die Rückstellungen für Pensionen und ähnliche Verpflichtungen beinhalten die betriebsinternen Direktzusagen für eine betriebliche Altersversorgung an Mitarbeiter der HVB Group.

Die betriebsinternen Direktzusagen sind teils endgehaltsabhängig, teils basieren sie auf Bausteinplänen mit dynamischer Besitzstandswahrung. Darüber hinaus leisten Konzernunternehmen Zuwendungen für Zusagen von überbetrieblichen Einrichtungen. Die über Pensionskassen oder kongruent rückgedeckten Unterstützungskassen finanzierten Pensionsverpflichtungen sind entweder beitragsorientiert (»Defined Contribution Plan«) oder können wegen IAS 19.58 (revised 2000) und IAS 19.104 (revised 2000) materiell als beitragsorientierte Pensionsverpflichtungen behandelt werden.
Der Aufwand für die beitragsorientierten Pensionsverpflichtungen betrug 111 Mio € (2000: 55 Mio €).

Bei der Berechnung der Rückstellung für die betriebsinternen Pensionsansprüche wurden die Bewertungsparameter Zinssatz, Rentendynamik sowie Gehalts- bzw. Anwartschaftsdynamik im Vergleich zum Vorjahr leicht gesenkt:

	31. 12. 2001
Biometrische Grundwerte	Richttafeln 1998
	Prof. Dr. K. Heubeck (RT 98)
Wahrscheinlichkeiten in % der Richttafelwerte	
– Invalidität	50
– Sterblichkeit	100
Zinssatz:	5,75% p. a. (2000: 6,25% p. a.)
Rentendynamik:	1,5% p. a. (2000: 2,0% p. a.)
Gehalts- bzw. Anwartschaftsdynamik Aktiver und Vorruheständler:	2,5% p. a. (2000: 3,0% p. a.)
Karrieredynamik:	0–1,5% p. a.
Erhöhung der Beitragsbemessungsgrenze in der gesetzlichen Rentenversicherung:	2,5% p. a.

Der Barwert der erdienten betriebsinternen Pensionsverpflichtungen betrug 4636 Mio € (2000: 4369 Mio €).

Die ungetilgten versicherungstechnischen Verluste beliefen sich auf 42 Mio € (2000: 10 Mio € Gewinne); der Korridor von 10% wurde nicht überschritten.

Die in der Bilanz passivierte Rückstellung für Pensionsverpflichtungen hat sich wie folgt entwickelt:

	in Mio €
Stand 1. 1. 2001	**4381**
+ *Pensionsaufwand*	446
– Liquiditätswirksame Zahlungen	236
Stand 31. 12. 2001	**4591**

Der Pensionsaufwand setzt sich aus dem Barwert der im Geschäftsjahr erdienten Pensionsansprüche in Höhe von 107 Mio € (2000: 48 Mio €) und dem Zinsaufwand in Höhe von 339 Mio € (2000: 107 Mio €) zusammen.

Restrukturierungs- und sonstige Rückstellungen:

in Mio €	Restrukturierungsrückstellungen im Zusammenhang mit der Integration der Bank Austria	Restrukturierungsrückstellungen nach IAS 37	Sonstige Rückstellungen
Stand 1. 1. 2001	**171**	**84**	**780**
Veränderungen im Konsolidierungskreis	—	—	–11
Veränderungen aus Währungsumrechnungen	—	—	—
Zuführungen zu den Rückstellungen	—	20	237
Umbuchungen	—	—	47
Inanspruchnahmen	99	81	197
Auflösungen	—	1	52
Stand 31. 12. 2001	**72**	**22**	**804**

Unter die sonstigen Rückstellungen fallen Rückstellungen wegen Prozesskosten, Schadensersatzleistungen, Drohverlustrückstellungen sowie langfristige Verbindlichkeiten gegenüber Mitarbeitern wie Rückstellungen für Jubiläumszahlungen, Vorruhestand oder Altersteilzeit. Rückstellungen im Kreditgeschäft weisen wir als Abzugsposten innerhalb der Risikovorsorge auf der Aktivseite aus.

61

SONSTIGE PASSIVA

in Mio €	2001	2000
Negative Marktwerte aus derivativen Finanzinstrumenten	12 236	—
Sonstige Verbindlichkeiten	7 470	7 226
Rechnungsabgrenzungsposten	1 182	2 492
Insgesamt	**20 888**	**9 718**

Negative Marktwerte aus derivativen Finanzinstrumenten
Unter die negativen Marktwerte aus derivativen Finanzinstrumenten fallen vor allem die zur Absicherung des Marktzinsrisikos eingesetzten Derivate, deren negativer beizulegender Zeitwert sich auf 11,3 Mrd € beläuft.

Sonstige Verbindlichkeiten
Die sonstigen Verbindlichkeiten umfassen im Wesentlichen Verbindlichkeiten aus Verlustübernahmen, Verrechnungssalden sowie abgegrenzte Verbindlichkeiten nach IAS 37. Die abgegrenzten Verbindlichkeiten enthalten vor allem Verpflichtungen aus Lieferungen und Leistungen mit noch ausstehenden Rechnungen, kurzfristige Verbindlichkeiten gegenüber Mitarbeitern sowie sonstige abgegrenzte Verbindlichkeiten wegen Provisionen, Zinsen, Sachaufwand und Ähnliches.

62

NACHRANGKAPITAL

in Mio €	2001	2000
Nachrangige Verbindlichkeiten	16 867	15 897
Genussrechtskapital	2 970	2 792
Hybride Kapitalinstrumente	3 650	2 014
Insgesamt	**23 487**	**20 703**

Nachrangkapital nach Fristen:

in Mio €	2001	2000
befristet mit Restlaufzeit		
bis 3 Monate	613	544
über 3 Monate bis 1 Jahr	1 705	155
über 1 Jahr bis 5 Jahre	4 623	5 469
über 5 Jahre	16 546	14 535
Insgesamt	**23 487**	**20 703**

Das Nachrangkapital (nachrangige Verbindlichkeiten, Genussrechtskapital und hybride Kapitalinstrumente) wurde im Jahr 2001 bankaufsichtsrechtlich sowohl entsprechend den Vorschriften des § 10 Abs. 4, 5, 5a bzw. 7 KWG als auch in Übereinstimmung mit der Eigenmittelempfehlung des Baseler Ausschusses für Bankenaufsicht vom Juli 1988 als Kernkapital, Ergänzungskapital bzw. als Drittrangmittel angesetzt.

Nachrangige Verbindlichkeiten
In den nachrangigen Verbindlichkeiten ist kein Einzelposten enthalten, der 10% des Gesamtbetrages übersteigt.

Bei allen nachrangigen Verbindlichkeiten kann eine vorzeitige Rückzahlungsverpflichtung der Emittenten nicht entstehen. Im Falle des Konkurses oder der Liquidation dürfen sie erst nach Befriedigung aller nicht nachrangigen Gläubiger zurückgezahlt werden.

Für nachrangige Verbindlichkeiten sind Zinsaufwendungen von 1014 Mio € angefallen. In der Position nachrangige Verbindlichkeiten sind anteilige Zinsen in Höhe von 399 Mio € enthalten.

Nachrangige Verbindlichkeiten gegenüber verbundenen, nicht einbezogenen Unternehmen und Unternehmen, mit denen ein Beteiligungsverhältnis besteht:

in Mio €	2001	2000
Verbundene, nicht einbezogene Unternehmen	167	—
Unternehmen, mit denen ein Beteiligungsverhältnis besteht	12	12
Insgesamt	**179**	**12**

Genussrechtskapital

Das begebene Genussrechtskapital setzt sich aus den folgenden wesentlichen Emissionen zusammen:

Emittent	Emissions-jahr	Art	Nominalbetrag in Mio €	Zinssatz	Fälligkeit
Bank Austria AG	1997	Inhaber-Genussscheine	73	6,25	2008
Bank Austria AG	2000	Inhaber-Genussscheine	100	var. verzinst	2007
Bank Austria AG	2000	Inhaber-Genussscheine	73	var. verzinst	2009
Bank Austria AG	2000	Inhaber-Genussscheine	145	var. verzinst	2009
Bank Austria AG	2000	Inhaber-Genussscheine	154	var. verzinst	2009
Bank Austria AG	2000	Inhaber-Genussscheine	307	var. verzinst	2009
Bayerische Hypo- und Vereinsbank AG	1997	Inhaber-Genussscheine	511	6,75	2007
HVB Real Estate Bank Aktiengesellschaft	1995	Inhaber-Genussscheine	64	var. verzinst	2005
HVB Real Estate Bank Aktiengesellschaft	1999	Inhaber-Genussscheine	70	7,00	2009
Vereins- und Westbank AG	1993	Inhaber-Genussscheine	51	7,75	2003
Vereins- und Westbank AG	1995	Inhaber-Genussscheine	102	8,50	2005
Vereins- und Westbank AG	2001	Inhaber-Genussscheine	85	6,30	2011
Westfälische Hypothekenbank AG	1998	Inhaber-Genussscheine	51	var. verzinst	2009
Württembergische Hypothekenbank AG	1994	Inhaber-Genussscheine	51	7,90	2003
Württembergische Hypothekenbank AG	1997	Inhaber-Genussscheine	102	6,75	2007
Württembergische Hypothekenbank AG	2001	Inhaber-Genussscheine	50	7,00	2011

Der Zinsanspruch mindert sich insoweit, als sich durch eine Ausschüttung ein Jahresfehlbetrag bzw. ein Bilanzverlust ergeben würde. Die Genussscheininhaber nehmen an einem etwaigen Jahresfehlbetrag durch Minderung ihrer Rückzahlungsansprüche teil, und zwar im Verhältnis der Rückzahlungsansprüche zu dem in der Bilanz ausgewiesenen gezeichneten Kapital zuzüglich Gewinn- und Kapitalrücklagen sowie Genussscheinkapital.

Aus Jahresüberschüssen der Folgejahre sind die Rückzahlungsansprüche wieder bis zum Nennbetrag zu erhöhen. Die Genussscheine verbriefen nachrangige Gläubigerrechte; sie gewähren keinen Anteil am Liquidationserlös.

Hybride Kapitalinstrumente:

Per 31. Dezember 2001 trägt hybrides Kernkapital in Höhe von 3650 Mio € zur Stärkung unserer Kernkapitalbasis bei.

Unter den Begriff der hybriden Kernkapitalinstrumente fallen Emissionen in Form von Vermögenseinlagen stiller Gesellschafter oder Vorzugsaktien (Preferred Shares), die durch eigens für diesen Zweck gegründete Tochtergesellschaften begeben werden.

Diese Instrumente unterscheiden sich vom Ergänzungskapital insbesondere dadurch, dass sie hinsichtlich ihrer Laufzeit härteren Anforderungen unterliegen. So ist bei Vermögenseinlagen stiller Gesellschafter eine Mindestlaufzeit von 10 Jahren, bei Preferred Shares eine im Hinblick auf den Investor unbegrenzte Laufzeit vorgeschrieben. Darüber hinaus dürfen hybride Kernkapitalinstrumente im Konkursfall erst nach Rückzahlung des Ergänzungskapitals (Nachrangverbindlichkeiten, Genussrechtskapital) befriedigt werden.

Im Unterschied zu den traditionellen Kernkapitalkomponenten (zum Beispiel Aktien) ist bei hybriden Instrumenten der Gewinnanspruch in Form einer festen Verzinsung vorgesehen. Darüber hinaus ist die für klassische Kernkapitalkomponenten geforderte Voraussetzung der »unbeschränkten Laufzeit« für hybride Kernkapitalinstrumente abgeschwächt.

Die Anerkennung des hybriden Kernkapitals als aufsichtsrechtliches Kernkapital wurde sowohl vom Bundesaufsichtsamt für das Kreditwesen als auch vom Baseler Bankenausschuss ausdrücklich bestätigt. Allerdings darf der Anteil des rückzahlbaren hybriden Kernkapitals 15% des gesamten Kernkapitals nicht überschreiten.

63

ANTEILE IN FREMDBESITZ

in Mio €	
Stand 31. 12. 2000	**2 182**
Erstanwendungseffekte IAS 39	–81
Stand 1. 1. 2001	**2 101**
Erfolgsneutrale Bewertungsanpassungen von Finanzinstrumenten	–190
Erfolgswirksame Wertänderungen von Finanzinstrumenten	—
Zugang aus Kapitalerhöhungen	43
Einstellung aus dem Jahresüberschuss	29
Ausschüttungen	–139
Veränderungen des Konsolidierungskreises	1 187
Veränderungen aus Währungseinfluss und sonstige Veränderungen	19
Stand 31. 12. 2001	**3 050**

64

EIGENKAPITAL

Entwicklung des gezeichneten, genehmigten und bedingten Kapitals der HypoVereinsbank AG:

in Mio €	Gezeichnetes Kapital	Genehmigtes Kapital	Darunter: Unter Ausschluss des Bezugsrechts	Bedingtes Kapital
Stand 1. 1. 2001	**1 607**	**258**	**258**	**300**
Aufhebung der bisherigen Ermächtigung gemäß HV-Beschluss vom 22. 5. 2001	—	– 256	– 256	—
Erhöhung gemäß HV-Beschluss vom 22. 5. 2001	—	780	780	—
Kapitalerhöhung für Belegschaftsaktien	2	– 2	– 2	—
Stand 31. 12. 2001	**1 609**	**780**	**780**	**300**

Zusammensetzung des gezeichneten Kapitals

Am 31. Dezember 2001 war das gezeichnete Kapital der HypoVereinsbank AG in Höhe von 1609 Mio € eingeteilt in:

521 735 101 Stück	auf den Inhaber lautende Stammaktien
14 553 600 Stück	auf den Namen lautende Vorzugsaktien ohne Stimmrecht

Genehmigtes Kapital:

Beschluss-jahr	Ursprünglicher Betrag in Mio €	Noch vorhandener Betrag in Mio €	Befristung
2001	780	780	22. 5. 2006
Stand 31. 12. 2001	**780**	**780**	

Das genehmigte Kapital aus 2000 ist durch Beschluss der Hauptversammlung vom Mai 2001 erloschen.

Bedingtes Kapital:

Beschlussjahr	in Mio €	Befristung
2000	300	3.5.2005

Aufgliederung der Gewinnrücklagen:

in Mio €	2001	2000
Gesetzliche Rücklage	56	56
Rücklage für eigene Anteile	—	—
Andere Gewinnrücklagen	4 270	4 248
Insgesamt	**4 326**	**4 304**

65

EIGENE AKTIEN

Zu Jahresbeginn 2001 sowie am 31. Dezember 2001 hatten weder wir noch von uns abhängige oder in unserem Mehrheitsbesitz stehende Unternehmen Aktien der HypoVereinsbank AG (eigene Aktien) im Bestand.

Die Hauptversammlung im Mai 2001 hat die HypoVereinsbank AG ermächtigt, bis zum Ablauf ihrer nächsten ordentlichen Hauptversammlung, längstens jedoch bis zum 31. Oktober 2002, zum Zwecke des Wertpapierhandels eigene Aktien gemäß § 71 Abs. 1 Nr. 7 AktG zu kaufen und zu verkaufen. Die Erwerbspreise dürfen den Durchschnitt der Börsenkurse der Aktie der Bayerischen HypoVereinsbank AG an den dem Erwerb vorausgehenden drei Börsentagen in der Schlussauktion im XETRA-Handelssystem um nicht mehr als 10% über- bzw. unterschreiten. Der Bestand der zu diesem Zwecke erworbenen Aktien darf am Ende jeden Tages 5% des Grundkapitals der HypoVereinsbank AG nicht übersteigen.

Im Rahmen des berichtspflichtigen Wertpapierhandelsgeschäfts haben die HypoVereinsbank AG und von ihr abhängige oder in ihrem Mehrheitsbesitz stehende Unternehmen gemäß § 71 Abs. 1 Nr. 1 AktG zum Schutz der Funktionsfähigkeit des Marktes in ihren Aktien und gemäß § 71 Abs. 1 Nr. 7 AktG zu Handelszwecken unter Beachtung der gesetzlichen Bedingungen zu den jeweiligen Tageskursen 58 199 794 Stück Aktien der HypoVereinsbank AG zu einem durchschnittlichen Ankaufspreis von 49,04 € je Stück erworben und zu einem durchschnittlichen Verkaufspreis von 48,37 € je Stück wieder veräußert. Der Mindererlös ist in den Aufwendungen enthalten. Die gekauften Stücke entsprechen einem Betrag von 175,0 Mio € bzw. 11,0% des Grundkapitals.

Der höchste Tagesbestand an eigenen Aktien einschließlich der für unsere Mitarbeiter vorgesehenen Aktien belief sich während des Berichtsjahres auf 1 098 198 Stück (das entspricht einem Betrag von 3,3 Mio € bzw. 0,2% des Grundkapitals).

Am Jahresende waren uns und von uns abhängigen oder in unserem Mehrheitsbesitz stehenden Unternehmen gemäß § 71e Abs. 1 Satz 2 AktG insgesamt 2 040 656 Stück eigene Aktien als Sicherheit verpfändet. Dies entspricht einem Betrag von 6,1 Mio € bzw. einem Anteil von 0,4% des Grundkapitals.

66

VERMÖGENSWERTE UND VERBINDLICHKEITEN IN FREMDWÄHRUNG

Der Gesamtbetrag der Vermögenswerte in Fremdwährung belief sich am Bilanzstichtag auf umgerechnet 167,4 Mrd €, der der Verbindlichkeiten auf umgerechnet 191,1 Mrd €. Davon entfallen auf unsere bedeutendsten Fremdwährungen:

in Mio €	2001	2000
Fremdwährungsaktiva	167 370	168 049
darunter:		
USD	92 352	95 182
JPY	15 981	17 847
CHF	18 613	17 502
Fremdwährungspassiva	191 104	188 892
(ohne Eigenmittel)		
darunter:		
USD	120 850	116 052
JPY	11 259	13 614
CHF	13 113	15 801

Betragliche Unterschiede zwischen Fremdwährungsaktiva und -passiva ergeben sich, weil nur die bilanziellen Posten in dieser Aufstellung berücksichtigt werden. Das außerbilanzielle Volumen ist nicht enthalten, also auch nicht die zur Sicherung abgeschlossenen Geschäfte.

67

TREUHANDGESCHÄFTE

Die nachfolgenden Tabellen zeigen das Volumen der in der Konzernbilanz nicht ausgewiesenen Treuhandgeschäfte.

Treuhandvermögen:

in Mio €	2001	2000
Forderungen an Kreditinstitute	1 385	1 182
Forderungen an Kunden	2 220	2 114
Aktien und andere nicht festverzinsliche Wertpapiere	5	59
Schuldverschreibungen	5	6
Beteiligungen	72	61
Sachanlagen	144	145
Sonstige Vermögenswerte	4	18
Restliche Treuhandforderungen	1	1
Insgesamt	**3 836**	**3 586**

Treuhandverbindlichkeiten:

in Mio €	2001	2000
Verbindlichkeiten gegenüber Kreditinstituten	538	402
Verbindlichkeiten gegenüber Kunden	2 809	2 711
Verbriefte Verbindlichkeiten	329	308
Sonstige Verbindlichkeiten	160	165
Insgesamt	**3 836**	**3 586**

68

SICHERHEITENÜBERTRAGUNG FÜR EIGENE VERBINDLICHKEITEN

Die eigenen Verbindlichkeiten, für die wir Sicherheiten stellen, betreffen unter anderem Sonderkreditmittel der KfW und ähnlicher Institute, die wir zu deren Bedingungen weitergegeben haben, sowie Sicherheitsleistungen für Rückgabeverpflichtungen aus Wertpapierleihgeschäften.

Sie gliedern sich wie folgt:

in Mio €	2001	2000
Verbindlichkeiten gegenüber Kreditinstituten	31 000	18 707
Verbindlichkeiten gegenüber Kunden	12 891	1 485
Verbriefte Verbindlichkeiten	3 817	—
Insgesamt	**47 708**	**20 192**

Die als Sicherheit für eigene Verbindlichkeiten gestellten Vermögenswerte entfallen auf:

in Mio €	2001	2000
Handelsaktiva	10 636	7 941
Forderungen an Kreditinstitute	2 408	273
Forderungen an Kunden	18 043	7 217
Finanzanlagen	16 501	4 761
Sachanlagen	120	—
Insgesamt	**47 708**	**20 192**

ANGABEN ZUR KAPITALFLUSSRECHNUNG

69

ERLÄUTERUNGEN ZU DEN POSITIONEN DER KAPITALFLUSSRECHNUNG

Die Kapitalflussrechnung zeigt die Zahlungsströme des Geschäftsjahres, aufgeteilt in die Bereiche »operative Geschäftstätigkeit«, »Investitionstätigkeit« und »Finanzierungstätigkeit«. Die operative Geschäftstätigkeit definieren wir weit, sodass die Abgrenzung entsprechend dem Betriebsergebnis vorgenommen wird.

Der ausgewiesene Zahlungsmittelbestand entspricht dem Bilanzposten Barreserve und enthält den Kassenbestand, die Guthaben bei Zentralnotenbanken sowie die Schuldtitel öffentlicher Stellen und Wechsel, die zur Refinanzierung bei Zentralnotenbanken zugelassen sind.

Die Position Veränderung anderer zahlungsunwirksamer Posten enthält die Bewertungsänderungen von Finanzinstrumenten, die Nettozuführung zu den latenten Steuern, die Veränderung der Rückstellungen (ohne Veränderung der Rückstellungen im Kreditgeschäft), die Veränderung anteiliger und abgegrenzter Zinsen, die Auflösung von Agio und Disagio, die Veränderung aus der At-Equity-Bewertung sowie Fremdanteile am Jahresergebnis.

Im Geschäftsjahr 2001 wurden Erlöse aus der Veräußerung von Anteilen an vollkonsolidierten Unternehmen in Höhe von 822,9 Mio € erzielt und keine wesentlichen Anteile erworben.

Vermögenswerte und Verbindlichkeiten der veräußerten vollkonsolidierten Unternehmen setzen sich wie folgt zusammen:

in Mio €	
Aktiva	
Barreserve	27
Handelsaktiva	1
Forderungen an Kreditinstitute	456
Risikovorsorge	–16
Finanzanlagen	42
Sachanlagen	15
Sonstige Aktiva	34
Passiva	
Verbindlichkeiten gegenüber Kreditinstituten	196
Verbindlichkeiten gegenüber Kunden	334
Rückstellungen	8
Sonstige Passiva	133

Änderungen des Zahlungsmittelbestandes, die sich durch Veränderungen des Konsolidierungskreises ergeben, werden in der Kapitalflussrechnung gesondert ausgewiesen.

ANGABEN ZU FINANZINSTRUMENTEN NACH IAS 32

70

FAIR VALUE DER FINANZINSTRUMENTE

Die angegebenen Fair Values der Finanzinstrumente im Sinne von IAS 32 entsprechen nach unserer Auffassung den Beträgen, zu denen am Bilanzstichtag zwischen sachverständigen, vertragswilligen und voneinander unabhängigen Geschäftspartnern ein Vermögenswert getauscht oder eine Verbindlichkeit beglichen werden könnte.

Die Fair Values wurden stichtagsbezogen auf Basis der zur Verfügung stehenden Marktinformationen sowie unternehmensindividueller Berechnungsmethoden ermittelt.

in Mrd €	2001	2001	2000	2000
	Buchwerte	Fair Value	Buchwerte	Fair Value
Aktiva				
Barreserve	8,0	8,0	6,5	6,5
Handelsaktiva	69,2	69,2	79,3	79,3
Forderungen an Kreditinstitute inkl. zugehörige Derivate	89,0	89,6	90,1	90,6
Forderungen an Kunden inkl. zugehörige Derivate	419,6	429,5	411,6	418,9
Finanzanlagen inkl. zugehörige Derivate	113,9	114,3	101,5	101,7
Sonstige Aktiva	10,2	10,2	1,1	1,1
Passiva				
Verbindlichkeiten gegenüber Kreditinstituten inkl. zugehörige Derivate	145,3	145,7	152,1	151,6
Verbindlichkeiten gegenüber Kunden inkl. zugehörige Derivate	215,2	217,8	202,0	204,2
Verbriefte Verbindlichkeiten inkl. zugehörige Derivate	256,6	257,9	260,3	261,6
Nachrangkapital	23,4	23,6	20,2	21,6
Handelspassiva	29,1	29,1	40,8	40,8
Sonstige Passiva	12,2	12,2	—	—
Sonstige Positionen				
Eventualverbindlichkeiten	37,7	37,7	34,4	34,4
Unwiderrufliche Kreditzusagen	66,1	66,1	76,1	76,1

Die Fair Values bestimmter zu Nominalwerten bilanzierter Finanzinstrumente entsprechen nahezu ihren Buchwerten. Hierunter fallen etwa Barreserve sowie Forderungen und Verbindlichkeiten ohne eindeutige Fälligkeit oder Zinsbindung. Bei den übrigen Forderungen und Verbindlichkeiten werden die zukünftig erwarteten Cashflows mit aktuellen Zinssätzen auf den Barwert diskontiert.

Für die an Börsen gehandelten Wertpapiere und Derivate sowie bei börsennotierten Schuldtiteln wird auf quotierte Marktpreise zurückgegriffen. Der Fair Value der übrigen Wertpapiere wird als Barwert der zukünftig erwarteten Cashflows ermittelt.

Die Fair Values der Zins- und Zins-Währungs-Swap-Vereinbarungen sowie Zinstermingeschäfte werden auf Basis abgezinster, zukünftig erwarteter Cashflows ermittelt. Dabei werden die für die Restlaufzeit der Finanzinstrumente geltenden Marktzinssätze verwendet.

Der Fair Value von Devisentermingeschäften wird auf Basis von aktuellen Terminkursen bestimmt. Optionen werden mittels Kursnotierungen oder anerkannter Modelle zur Ermittlung von Optionspreisen bewertet.

Die Fair Values von unwiderruflichen Kreditzusagen und Eventualverbindlichkeiten entsprechen ihren Buchwerten.

Die Differenz zwischen den Fair Values und den Buchwerten beträgt bei den Aktiva 10,8 Mrd € und bei den Passiva 4,4 Mrd €. Der Saldo dieser Werte beträgt 6,4 Mrd € (2000: 3,4 Mrd €). Die Entwicklung dieser Größe im Zeitablauf hängt von Veränderungen der Börsenkurse und der in die Berechnung der Fair Values einfließenden Bewertungsparameter, insbesondere von Veränderungen des Zinsniveaus sowie Bestandsveränderungen bei den Finanzinstrumenten ab.

71

WESENTLICHE KONZENTRATIONEN VON AKTIVA UND PASSIVA

Das Aktiv- und Passivgeschäft des Konzerns hat eine ausgewogene Struktur und enthält keine signifikanten Konzentrationen.

Anteil am Kreditvolumen in %	2001	2000
Hypothekendarlehen	38,6	38,0
Wohnungsbau	24,6	24,2
Gewerbliche und sonstige Beleihungen	14,0	13,8
Andere durch Grundpfandrechte gesicherte Kredite	3,1	3,2
Kommunalkredite	19,3	20,9
Sonstige Kredite	39,0	37,9
darunter:		
an Privatpersonen	4,7	8,8
Insgesamt	**100,0**	**100,0**

Auch die ausgewogene Fristenstruktur unseres Passivgeschäfts lässt keine signifikanten Risikokonzentrationen erkennen.

Ausführliche Angaben zu den Risiken unseres Geschäfts haben wir in den Risk Report aufgenommen.

72

BANKAUFSICHTSRECHTLICHE KENNZAHLEN (AUF HGB-BASIS)

Nach der Eigenmittelempfehlung des Baseler Ausschusses für Bankenaufsicht vom Juli 1988 darf die Kernkapitalquote (Kernkapital/gewichtete Risikoaktiva) 4,0% und die Eigenkapitalquote (Eigenkapital/gewichtete Risikoaktiva) 8,0% nicht unterschreiten. Gleichzeitig ist die aus der Relation der Eigenmittel zur Summe aus den gewichteten Risikoaktiva und dem 12,5fachen Anrechnungsbetrag der Marktrisikopositionen (einschließlich der Optionsgeschäfte) errechnete Eigenmittelquote mit mindestens 8,0% einzuhalten.

Die Eigenmittel bestehen aus dem Eigenkapital und den Drittrangmitteln und betragen 41 529 Mio €. Das Eigenkapital setzt sich aus dem Kern- und dem Ergänzungskapital zusammen und beträgt 39 260 Mio €. Die Drittrangmittel, die aus kurzlaufenden nachrangigen Verbindlichkeiten bestehen, verwenden wir nur zur Unterlegung der Marktrisikopositionen.

Die gewichteten Risikoaktiva belaufen sich auf 365,1 Mrd €. Die Marktrisikopositionen, die sich aus Währungs-, Rohwaren-, Handelsbuch- und Optionsrisiken zusammensetzen, wurden in Höhe von 3177 Mio € angesetzt.

Die Eigenmittel nach festgestellten Jahresabschlüssen, die Risikoaktiva und die Marktrisikopositionen stellen sich zum 31. Dezember 2001 wie folgt dar:

	2001	2000
Eigenmittel[1] in Mio €		
Kernkapital	21 734	19 335
Ergänzungskapital	17 526	17 798
Eigenkapital	**39 260**	**37 133**
Drittrangmittel	2 269	2 436
Eigenmittel insgesamt	**41 529**	**39 569**
Gewichtete Risikoaktiva in Mrd €		
Bilanzaktiva	324	320
Außerbilanzielle Geschäfte	41	35
Gewichtete Risikoaktiva insgesamt	**365**	**355**
Marktrisikopositionen in Mio €		
Währungsrisiken	297	303
Rohwarenrisiken	—	—
Handelsbuchrisiken (inkl. interner Modelle)	2 787	3 018
Optionsrisiken	93	89
Marktrisikopositionen insgesamt	**3 177**	**3 410**

[1] Konsolidiert gemäß § 10 a KWG.

Zur Messung der Marktrisikopositionen haben wir im Konzern interne Modelle eingesetzt. Durch den erstmaligen Einsatz eines internen Modells zur Ermittlung der zinsrisikobehafteten Handelsbuchpositionen in der HypoVereinsbank AG konnten die Marktrisikopositionen trotz des wachstumsbedingten Anstiegs verringert werden.

Zum 31. Dezember 2001 (nach festgestellten Jahresabschlüssen) ergeben sich folgende Quoten gemäß der Baseler Eigenmittelempfehlung:

in %	2001	2000
Kernkapitalquote	6,0	5,4
Eigenkapitalquote	10,8	10,5
Eigenmittelquote (Gesamtkennziffer)	10,3	10,0

Nach den Bestimmungen des KWG (§§ 10 und 10 a) belaufen sich die Eigenmittel auf 41 055 Mio €. Das haftende Eigenkapital, das sich aus Kern- und Ergänzungskapital abzüglich des Abzugspostens zusammensetzt, beträgt 38 530 Mio €. Dem Ergänzungskapital haben wir nicht realisierte Reserven nach § 10 Abs. 2b Satz 1 Nr. 6 und 7 KWG in Höhe von 2504 Mio € zugerechnet.

Nach §§ 10 und 10a KWG i.V.m. dem bankaufsichtsrechtlichen Grundsatz I ergeben sich zum 31. Dezember 2001 (nach festgestellten Jahresabschlüssen) folgende Kennziffern:

in %	2001	2000
Kernkapitalquote	7,1	6,6
Eigenkapitalquote	11,6	11,1
Eigenmittelquote (Gesamtkennziffer)	10,9	10,4

73

EVENTUALVERBINDLICHKEITEN UND ANDERE VERPFLICHTUNGEN

in Mio €	2001	2000
Eventualverbindlichkeiten[1]		
aus weitergegebenen abgerechneten		
Wechseln	130	167
aus Bürgschaften und Gewähr-		
leistungsverträgen		
Kreditbürgschaften	9 995	10 139
Erfüllungsgarantien und		
Gewährleistungen	25 262	21 522
Handelsbezogene Bürgschaften		
(Akkreditive)	2 296	2 588
Andere Verpflichtungen		
Rücknahmeverpflichtungen aus		
unechten Pensionsgeschäften	997	161
Unwiderrufliche Kreditzusagen		
Buchkredite	57 045	64 542
Avalkredite	3 289	4 114
Hypotheken- und Kommunal-		
darlehen	5 364	6 966
Wechselkredite	355	441
Lieferverpflichtungen aus		
Wertpapierleihen	8 100	2 489
Sonstige Verpflichtungen	2 733	1 642
Insgesamt	**115 566**	**114 771**

[1] Den Eventualverbindlichkeiten stehen grundsätzlich Eventualforderungen in der gleichen Höhe gegenüber.

Weder bei den Eventualverbindlichkeiten noch bei den anderen Verpflichtungen gibt es Einzelpositionen von wesentlicher Bedeutung. Bürgschafts- und Gewährleistungsverpflichtungen sowie unwiderrufliche Kreditzusagen gegenüber nicht einbezogenen Tochterunternehmen beliefen sich auf 81 Mio € bzw. 126 Mio €.

Sonstige finanzielle Verpflichtungen bestehen insbesondere aus Miet-, Pacht-, Leasing- und Wartungsverträgen sowie aus der Anmietung von Gewerbeflächen und der Nutzung von technischen Geräten. Sie belaufen sich auf rund 697 Mio € jährlich. Ein wesentlicher Teilbereich davon entfällt auf Verträge mit Tochtergesellschaften. Die Vertragslaufzeiten sind marktüblich, Belastungsverschiebungen in künftige Geschäftsjahre erfolgten nicht.

Gegenüber Hotelbetriebsgesellschaften, an denen wir mittelbar mehrheitlich beteiligt sind, haben wir erklärt, dass wir etwaige Verluste dieser Gesellschaften durch Ertragszuschüsse ausgleichen werden.

Im Rahmen der Grundstücksfinanzierung und -entwicklung wurden von Fall zu Fall zur Förderung der Vermarktbarkeit von Fondskonstruktionen – insbesondere so genannte Leasingfonds und (geschlossene) KG-Immobilienfonds der Tochtergesellschaft H. F. S. Hypo-Fondsbeteiligungen für Sachwerte GmbH – Mieteintrittsverpflichtungen oder Mietgarantien übernommen. Erkennbare Risiken aus diesen Garantien sind berücksichtigt worden. Zu Gunsten von Anteilsinhabern von Renten-/Geldmarktfonds einiger unserer Kapitalanlagegesellschaften haben wir Leistungsgarantien abgegeben.

Einzahlungsverpflichtungen auf nicht voll eingezahlte Aktien und Anteile beliefen sich Ende 2001 auf 609 Mio €, die Haftsummen für Genossenschaftsanteile auf 1 Mio €. Nachhaftungen gemäß § 24 GmbHG bestanden bei 6 Gesellschaften mit beschränkter Haftung in Höhe von 17 Mio €. Weitere Einzahlungsverpflichtungen in Höhe von 11 Mio € betreffen Sondervermögen.

Gemäß § 26 GmbHG bestand bei der Liquiditäts-Konsortialbank GmbH, Frankfurt am Main, Ende 2001 eine anteilige Nachschusspflicht in Höhe von 45 Mio € und bei der CMP Fonds I GmbH in Höhe von 40 Mio €. Darüber hinaus haften wir für die Erfüllung der Nachschusspflicht der anderen dem Bundesverband deutscher Banken e.V., Berlin, angehörenden Gesellschafter gemäß § 5 Abs. 4 des Gesellschaftsvertrages.

Zum Bilanzstichtag bestand eine unbeschränkte, persönliche Haftung aus dem Besitz von Anteilen an 12 Personengesellschaften. Gemäß § 5 Abs. 10 des Statuts für den Einlagensicherungsfonds haben wir uns verpflichtet, den Bundesverband deutscher Banken e.V., Berlin, von etwaigen Verlusten freizustellen, die durch Maßnahmen zu Gunsten von in unserem Mehrheitsbesitz stehenden Kreditinstituten anfallen würden. Eine analoge Erklärung haben wir gemäß § 3 Abs. 1 des Statuts des Einlagensicherungsfonds für die Bank-Bausparkassen für unsere Bausparkassentochter abgegeben.

Neben der HypoVereinsbank AG und deren verbundenen Kreditinstituten in Deutschland haften folgende Kreditinstitute als Mitglied bei Einlagensicherungseinrichtungen ihres Landes im Rahmen der jeweiligen Bestimmungen:
HVB Bank Bulgaria EAD, Sofia,
HVB Bank Croatia d. d., Zagreb,
HVB Bank Czech Republik, a. s., Prag,
HVB Bank Hungary Rt., Budapest,
HVB Bank Romania S. A., Bukarest,
HVB Bank Slovakia a. s., Bratislava,
HVB Bank Yugoslavia A. D., Belgrad,
HVB Banque Luxembourg Société Anonyme, Luxemburg,
Bank Austria AG, Wien,
Bank Austria Handelsbank Aktiengesellschaft, Wien,
Bank Austria Treuhand AG, Wien,
Bank Austria Creditanstalt d. d., Ljublijana,
Bank Austria Creditanstalt Wohnbaubank AG, Wien,
BANKPRIVAT AG, Wien,
Bank von Ernst & Cie. AG, Bern,
Bank Przemyslowo-Handlowy PBK S. A., Krakau,
Creditanstalt AG, Wien,
FGH Bank N.V., Utrecht,
Górnoslaski Bank Gospordarczy Spólka Akcyina, Katowice,
HypoVereinsbank Bank Hipoteczny S. A., Warschau,
Pfandbrief Bank International S. A., Luxemburg,
SKWB Schoellerbank AG, Wien.

74

PATRONATSERKLÄRUNG

Für die folgenden Gesellschaften trägt die HypoVereinsbank AG, abgesehen vom Fall des politischen Risikos, im Rahmen ihrer Anteilsquote dafür Sorge, dass sie ihre vertraglichen Verpflichtungen erfüllen können:

1. Kreditinstitute in Deutschland
Bankhaus Gebrüder Bethmann, Frankfurt/Main
Bankhaus Maffei & Co. KGaA, München
DAB Bank AG, München
Financial Markets Service Bank GmbH, München
Hanseatische Investitions-Bank GmbH, Hamburg
HVB Real Estate Bank Aktiengesellschaft, München
norisbank Aktiengesellschaft, Nürnberg
Vereins- und Westbank Aktiengesellschaft, Hamburg[1]
Vereinsbank Victoria Bauspar Aktiengesellschaft, München
Westfälische Hypothekenbank Aktiengesellschaft, Dortmund
Württembergische Hypothekenbank Aktiengesellschaft, Stuttgart
2. Kreditinstitute in übrigen Regionen
Banco Inversión S.A., Madrid
Banco Popular Hipotecario S.A., Madrid
Bank Austria Aktiengesellschaft, Wien[1]
Bank Przemyslowo-Handlowy PBK S.A., Krakau
Bank von Ernst & Cie. AG, Bern
direktanlage.at AG, Salzburg
FGH Bank N.V., Utrecht[2]
HVB Bank Ireland, Dublin
HVB Banque Luxembourg Société Anonyme, Luxemburg
HVB Real Estate Capital France S.A., Paris
HVB Singapore Limited, Singapur
Pfandbrief Bank International S.A., Luxemburg
3. Finanzdienstleistungsinstitute
HVB Finance (Delaware) Inc., Wilmington
HVB Finanziaria S.p.A., Mailand
Schoeller Capital Management AG, Wien
4. Finanzunternehmen
Bayerische Immobilien-Leasing GmbH, München[1]
Bayerische Immobilien-Leasing GmbH & Co. Verwaltungs-KG, München[1]
HVB Real Estate Capital Ltd., London
HVB Real Estate Capital Italia S.p.A., Mailand
HVB Risk Management Products Inc., New York
5. Unternehmen mit bankbezogenen Hilfsdiensten
HypoVereinsFinance N.V., Amsterdam

[1] Die Gesellschaft gibt in ihrem Geschäftsbericht für ausgewählte Tochterunternehmen eine Patronatserklärung mit gleichem Wortlaut ab.

[2] Mittelbar gehalten über HVB Real Estate Bank Aktiengesellschaft, München.

75

ANGABEN ÜBER GESCHÄFTSBEZIEHUNGEN MIT NAHESTEHENDEN UNTERNEHMEN UND PERSONEN

Bezüge an Aufsichtsrats- und Vorstandsmitglieder sowie Leiter der Geschäfts- und Dienstleistungsbereiche:

in Mio €	2001	2000
An Mitglieder des Vorstands der HypoVereinsbank AG	26	13
An Mitglieder des Aufsichtsrats der HypoVereinsbank AG	2	1
An frühere Mitglieder des Vorstands der HypoVereinsbank AG und deren Hinterbliebene	20	13
An Leiter der Geschäfts- und Dienstleistungsbereiche der HypoVereinsbank AG	35	27

Bei der Steigerung der Bezüge des Vorstands der HypoVereinsbank AG gegenüber dem Vorjahr ist zu berücksichtigen, dass hierin die variablen Vergütungen für das gute Geschäftsjahr 2000 enthalten sind, sich in 2001 die Zahl der Vorstandsmitglieder deutlich erhöht hat und hierbei auch marktübliche Ausgleiche für verfallende long term incentives angefallen sind; insofern wird ein Vergleich durch einmalig wirkende Sondereffekte verzerrt. Der Anstieg der Bezüge der früheren Mitglieder des Vorstands resultiert aus einer generellen Anpassung und aus der Tatsache, dass mehrere Herren aus dem aktiven Vorstand ausgeschieden sind.

Für frühere Mitglieder des Vorstands und deren Hinterbliebene bestanden per 31. Dezember 2001 Pensionsrückstellungen im Konzern in Höhe von 87 Mio €.

Zum Bilanzstichtag stellte sich der Gesamtbetrag der Forderungen an sowie der eingegangenen Haftungsverhältnisse für Aufsichtrats- und Vorstandsmitglieder sowie Leiter der Geschäfts- und Dienstleistungsbereiche wie folgt dar:

in Mio €	2001	2000
An Mitglieder des Vorstands der HypoVereinsbank AG	10	7
An Mitglieder des Aufsichtsrats der HypoVereinsbank AG	6	6
An Leiter der Geschäfts- und Dienstleistungsbereiche der HypoVereinsbank AG	25	27

ANGABEN ZUM HYPOTHEKENBANKGESCHÄFT

Geschäftsentwicklung im Hypothekenbankgeschäft:

in Mio €	2001	2000
Neuzusagen Hypothekendarlehen	16 966	18 271
Wohnbaufinanzierungen	9 013	10 101
Gewerbliche und sonstige Finanzierungen	7 953	8 170
Neuzusagen Kommunalgeschäft[1]	12 699	18 912
Insgesamt	**29 665**	**37 183**
Auszahlungen Hypothekendarlehen	17 939	18 867
Auszahlungen Kommunalgeschäft[1]	12 896	19 267
Insgesamt	**30 835**	**38 134**
Prolongationen Hypothekendarlehen	11 860	10 915
Prolongationen Kommunalgeschäft	358	411
Insgesamt	**12 218**	**11 326**

[1] Kommunalkredite und Anleihen öffentlicher Emittenten.

Deckungsrechnung

Die nachfolgende Deckungsrechnung beinhaltet die Hypothekenbanken des Konzerns, die den Vorschriften des deutschen Hypothekenbankgesetzes unterliegen.

Sie zeigt, in welchem Umfang die bevorrechtigten Schuldverschreibungsverbindlichkeiten des Konzerns (Hypothekenpfandbriefe und öffentliche Pfandbriefe) durch bestimmte, besonders gesicherte Vermögensgegenstände (Deckungswerte) gedeckt sind.

Bei der Bemessung der Deckungswerte dürfen die Hypothekendarlehen 60% des Beleihungswertes der beliehenen Grundstücke und Gebäude nicht überschreiten.

in Mio €	2001	2000
Hypothekenpfandbriefe		
Ordentliche Deckung		
Forderungen an Kreditinstitute		
Hypothekendarlehen	360	377
Forderungen an Kunden		
Hypothekendarlehen	88 412	83 624
Sachanlagen (Grundschulden auf bankeigenen Grundstücken)	88	355
Sonstige Vermögensgegenstände	—	8
Ersatzdeckung		
Andere Forderungen an Kreditinstitute	—	180
Forderungen an Kunden	—	—
Schuldverschreibungen und andere festverzinsliche Wertpapiere	3 630	2 661
Zwischensumme	**92 490**	**87 205**
Summe der deckungspflichtigen Hypothekenpfandbriefe	86 619	83 589
Überdeckung	**5 871**	**3 616**
Öffentliche Pfandbriefe		
Ordentliche Deckung		
Forderungen an Kreditinstitute	22 568	25 735
Hypothekendarlehen	—	501
Kommunalkredite	22 568	25 234
Forderungen an Kunden	52 358	54 736
Hypothekendarlehen	2 932	1 589
Kommunalkredite	49 426	53 147
Schuldverschreibungen und andere festverzinsliche Wertpapiere	27 625	26 247
Ersatzdeckung		
Andere Forderungen an Kreditinstitute	430	—
Schuldverschreibungen und andere festverzinsliche Wertpapiere	—	—
Zwischensumme	**102 981**	**106 718**
Summe der deckungspflichtigen öffentlichen Pfandbriefe	98 603	99 602
Überdeckung	**4 378**	**7 116**

Deckungshypotheken nach der Nutzungsart der beliehenen Pfandobjekte:

	2001 in Mio €	2001 Anteil in %	2000 in Mio €	2000 Anteil in %
Gewerblich genutzte Grundstücke	27 414	30,7	27 075	32,0
Wohnzwecken dienende Grundstücke	58 518	65,6	56 166	66,5
Bauplätze	206	0,2	337	0,4
Unfertige, noch nicht ertragsfähige Neubauten	3 066	3,4	877	1,0
Landwirtschaftlich genutzte Grundstücke	59	0,1	61	0,1
Insgesamt	**89 263**	**100,0**	**84 516**	**100,0**

77

MITARBEITERINNEN UND MITARBEITER

Der durchschnittliche Personalstand betrug:

	2001	2000
Mitarbeiter (ohne Auszubildende)	68 415	45 420
Vollzeitbeschäftigte	59 598	39 303
Teilzeitbeschäftigte	8 817	6 117
Auszubildende	2 286	2 106

Nach der Betriebszugehörigkeit ergibt sich folgendes Bild:

Mitarbeiter (ohne Auszubildende)	2001 Mitarbeite- rinnen	2001 Mit- arbeiter	2001 Insgesamt
Betriebszugehörigkeit in %			
25 Jahre und darüber	5,1	6,6	11,7
15 bis unter 25 Jahre	7,9	6,4	14,3
10 bis unter 15 Jahre	11,3	5,4	16,7
5 bis unter 10 Jahre	14,3	7,6	21,9
unter 5 Jahre	20,4	15,0	35,4

GESCHÄFTSSTELLEN

Geschäftsstellen nach Regionen:

	2000	Zugänge Neu-eröffnungen	Abgänge Schließungen	Abgänge Zusammen-legungen	Verände-rungen des Kons.-Kreises	2001
Deutschland						
Baden-Württemberg	44	4	8	2	—	38
Bayern	498	2	19	40	3	444
Berlin	42	1	3	13	—	27
Brandenburg	12	—	3	—	—	9
Bremen	14	—	2	—	—	12
Hamburg	60	1	6	3	—	52
Hessen	33	2	3	3	—	29
Mecklenburg-Vorpommern	13	—	4	2	—	7
Niedersachsen	40	—	6	1	—	33
Nordrhein-Westfalen	51	3	4	—	—	50
Rheinland-Pfalz	30	—	4	—	—	26
Saarland	11	—	—	—	—	11
Sachsen	46	—	16	2	—	28
Sachsen-Anhalt	25	—	3	4	—	18
Schleswig-Holstein	89	2	5	4	—	82
Thüringen	27	—	11	—	—	16
Zwischensumme	**1 035**	**15**	**97**	**74**	**3**	**882**
Übrige Regionen						
Österreich	537	2	11	1	2	529
Übriges Westeuropa	45	1	2	2	–2	40
Zentral- und Osteuropa	763	35	43	5	—	750
Amerika	21	13	14	—	—	20
Asien	18	—	5	—	2	15
Afrika	2	—	1	—	—	1
Australien	—	1	—	—	—	1
Zwischensumme	**1 386**	**52**	**76**	**8**	**2**	**1 356**
Insgesamt	**2 421**	**67**	**173**	**82**	**5**	**2 238**

Notes

MITGLIEDER DES AUFSICHTSRATS UND DES VORSTANDS

Aufsichtsrat

Kurt F. Viermetz
Vorsitzender

Herbert Betz
stv. Vorsitzender

Dr. Richard Trautner
stv. Vorsitzender

Dr. Diethart Breipohl

Heidi Dennl

Volker Doppelfeld

Ernst Eigner

Helmut Gropper

Klaus Grünewald

Heinz-Georg Harbauer

Anton Hofer

Dr. Edgar Jannott

Max Dietrich Kley

Peter König

Hanns-Peter Kreuser

Christoph Schmidt

Jürgen E. Schrempp

Dr. Siegfried Sellitsch
seit 17. 1. 2001

Prof. Dr. Dr. h. c. Hans-Werner Sinn

Helmut Wunder

Vorstand

Stephan Bub
seit 1. 2. 2001

Dr. Egbert Eisele

Dr. Stefan Jentzsch
seit 1. 5. 2001

Dr. Norbert Juchem
bis 31. 1. 2002

Dr. Claus Nolting

Dieter Rampl

Gerhard Randa

Dr. Eberhard Rauch
bis 31. 12. 2001

Dr. Dr. h. c. Albrecht Schmidt

Dr. Stephan Schüller
bis 30. 9. 2001

Dr. Paul Siebertz

Dr. Wolfgang Sprißler

München, den 12. März 2002

BAYERISCHE HYPO- UND VEREINSBANK
AKTIENGESELLSCHAFT

Der Vorstand

Bub Eisele Jentzsch Nolting Rampl

Randa Schmidt Siebertz Sprißler

BESTÄTIGUNGSVERMERK

Wir haben den von der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, München, aufgestellten Konzernabschluss, bestehend aus Bilanz, Gewinn- und Verlustrechnung, Eigenkapitalveränderungsrechnung, Kapitalflussrechnung und Anhang, für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2001 geprüft. Aufstellung und Inhalt des Konzernabschlusses nach den International Accounting Standards (IAS) liegen in der Verantwortung des Vorstands der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Konzernabschluss abzugeben.

Wir haben unsere Konzernabschlussprüfung nach den deutschen Prüfungsvorschriften und unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung sowie unter ergänzender Beachtung der International Standards on Auditing (ISA) vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass mit hinreichender Sicherheit beurteilt werden kann, ob der Konzernabschluss frei von wesentlichen Fehlaussagen ist. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld des Konzerns sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Nachweise für die Wertansätze und Angaben im Konzernabschluss auf der Basis von Stichproben beurteilt. Die Prüfung beinhaltet die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der gesetzlichen Vertreter sowie die Würdigung der Gesamtdarstellung des Konzernabschlusses. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Nach unserer Überzeugung vermittelt der Konzernabschluss in Übereinstimmung mit den International Accounting Standards ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage des Konzerns sowie der Zahlungsströme des Geschäftsjahres.

Unsere Prüfung, die sich auch auf den von dem Vorstand für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2001 aufgestellten Konzernlagebericht (Financial Review und Risk Report) erstreckt hat, hat zu keinen Einwendungen geführt. Nach unserer Überzeugung gibt der Konzernlagebericht (Financial Review und Risk Report) insgesamt eine zutreffende Vorstellung von der Lage des Konzerns und stellt die Risiken der künftigen Entwicklung zutreffend dar. Außerdem bestätigen wir, dass der Konzernabschluss und der Konzernlagebericht (Financial Review und Risk Report) für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2001 die Voraussetzungen für eine Befreiung der Gesellschaft von der Aufstellung eines Konzernabschlusses und Konzernlageberichts nach deutschem Recht erfüllen.

München, den 19. März 2002

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Wohlmannstetter — Wirtschaftsprüfer

Pastor — Wirtschaftsprüfer

MEHRJAHRESÜBERSICHT

	2001	2000	1999	1998	1997
Erfolgszahlen (in Mio €)					
Zinsüberschuss	7 331	5 150	5 045	5 035	4 782
Kreditrisikovorsorge	2 074	1 186	2 472	1 659	1 386
Zinsüberschuss nach Kreditrisikovorsorge	5 257	3 964	2 573	3 376	3 396
Provisionsüberschuss	2 877	2 423	1 876	1 631	1 516
Handelsergebnis	592	548	401	487	458
Verwaltungsaufwand	7 735	5 117	4 570	4 324	3 957
Saldo sonstige betriebliche Erträge und Aufwendungen	485	55	91	91	56
Betriebsergebnis	**1 476**	**1 873**	**371**	**1 261**	**1 469**
Finanzanlageergebnis	530	325	985	330	176
Abschreibungen auf Geschäfts- oder Firmenwerte	321	89	70	32	29
Saldo übrige Erträge und Aufwendungen	−136	−131	−238	−44	−102
Ergebnis der gewöhnlichen Geschäftstätigkeit	**1 549**	**1 978**	**1 048**	**1 515**	**1 514**
Saldo außerordentliche Erträge und Aufwendungen	—	−126	−294	−109	−96
Ergebnis vor Steuern	**1 549**	**1 852**	**754**	**1 406**	**1 418**
Ertragsteuern	582	668	315	629	521
Jahresüberschuss	**967**	**1 184**	**439**	**777**	**897**
Fremdanteile am Ergebnis	−29	−105	−80	−73	−69
Jahresüberschuss ohne Fremdanteile	**938**	**1 079**	**359**	**704**	**828**
Dividende je Stammaktie (in €)	0,85	0,85	0,85	0,82	[1]
IAS-Ergebnis je Aktie (in €) (bereinigt um Goodwillabschreibungen)	2,35	2,71	1,03	1,77	2,07
IAS-Ergebnis je Aktie (in €)	1,75	2,50	0,86	1,69	2,00
Kennzahlen (in %)					
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwillabschreibungen)	6,5	9,2	3,6	6,3	8,8
Eigenkapitalrentabilität nach Steuern	4,9	8,5	3,0	6,1	8,5
Cost-Income-Ratio (gemessen an den operativen Erträgen)	68,5	62,6	61,6	59,7	58,1
Cost-Income-Ratio (gemessen an den Erträgen der gewöhnlichen Geschäftstätigkeit)	68,1	61,8	56,5	57,7	57,7
Anteil Provisionsüberschuss an den operativen Erträgen	25,5	29,6	25,3	22,5	22,3
Bilanzzahlen (in Mrd €)					
Bilanzsumme	728,2	716,5	503,3	460,7	425,7
Kreditvolumen	454,3	449,2	349,6	335,8	311,0
Bilanzielles Eigenkapital	25,1	19,6	12,4	12,2	12,0
Bankaufsichtsrechtliche Kennzahlen nach BIZ[2]					
Kernkapital (in Mrd €)	21,7	19,3	14,6	13,0	11,2
Eigenmittel (in Mrd €)	41,5	39,6	28,0	24,2	21,7
Risikoaktiva (in Mrd €)	365,1	355,0	254,1	241,6	229,1
Kernkapitalquote (in %)	6,0	5,4	5,8	5,4	4,9
Eigenmittelquote (in %)	10,3	10,0	9,9	9,1	9,3
Aktie					
Börsenkurs: Stichtag (in €)	34,32	60,30	68,00	66,40	—
Höchststand (in €)	68,06	72,85	69,90	95,00	—
Tiefststand (in €)	27,40	55,30	48,00	55,50	—
Börsenkapitalisierung (in Mrd €)	18,41	32,3	28,7	27,9	—
Mitarbeiter	69 520	72 867	46 170	39 447	39 608
Geschäftsstellen	2 238	2 421	1 417	1 420	1 505

QUARTALSÜBERSICHT

	1. Quartal 2001	2. Quartal 2001	3. Quartal 2001	4. Quartal 2001
Erfolgszahlen (in Mio €)				
Zinsüberschuss	1 752	1 814	1 721	2 044
Kreditrisikovorsorge	368	435	532	739
Zinsüberschuss nach Risikovorsorge	1 384	1 379	1 189	1 305
Provisionsüberschuss	767	712	693	705
Handelsergebnis	146	102	227	117
Verwaltungsaufwand	1 914	1 914	1 907	2 000
Saldo sonstige betriebliche Erträge und Aufwendungen	454	7	43	–19
Betriebsergebnis	**837**	**286**	**245**	**108**
Finanzanlageergebnis	20	34	– 65	541
Abschreibungen auf Geschäfts- oder Firmenwerte	56	61	55	149
Saldo übrige Erträge und Aufwendungen	– 31	– 30	– 31	– 44
Ergebnis der gewöhnlichen Geschäftstätigkeit	**770**	**229**	**94**	**456**
Saldo außerordentliche Erträge und Aufwendungen	—	—	—	—
Ergebnis vor Steuern	**770**	**229**	**94**	**456**
Ertragsteuern	261	78	32	211
Ergebnis nach Steuern	**509**	**151**	**62**	**245**
Fremdanteile am Ergebnis	– 41	– 20	6	26
Gewinn	**468**	**131**	**68**	**271**
IAS-Ergebnis je Aktie (in €) (bereinigt um Goodwillabschreibungen)	0,98	0,36	0,23	0,78
IAS-Ergebnis je Aktie (in €)	0,87	0,25	0,12	0,51

	31. 3. 2001	30. 6. 2001	30. 9. 2001	31. 12. 2001
Kennzahlen (in %)				
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwillabschreibungen)	10,9	7,4	5,8	6,5
Eigenkapitalrentabilität nach Steuern	9,7	6,2	4,6	4,9
Cost-Income-Ratio (gemessen an den operativen Erträgen)	61,4	66,5	68,0	68,5
Cost-Income-Ratio (gemessen an den Erträgen der gewöhnlichen Geschäftstätigkeit)	62,7	68,0	70,3	68,1
Anteil Provisionsüberschuss an den operativen Erträgen	24,6	25,7	25,7	25,5
Bilanzzahlen (in Mrd €)				
Bilanzsumme	717,9	731,7	724,6	728,2
Kreditvolumen	444,6	456,3	451,3	454,3
Bilanzielles Eigenkapital	20,2	20,0	19,7	25,1
Bankaufsichtsrechtliche Kennzahlen nach BIZ				
Kernkapital (in Mrd €)	21,0	22,0	22,0	21,7
Eigenmittel (in Mrd €)	41,0	43,5	41,9	41,5
Risikoaktiva (in Mrd €)	362,1	368,3	361,9	365,1
Kernkapitalquote (in %)	5,8	6,0	6,1	6,0
Eigenmittelquote (in %)	10,0	10,3	10,2	10,3
Aktie				
Börsenkurs (in €)	61,20	58,40	31,79	34,32
Börsenkapitalisierung (in Mrd €)	32,8	31,3	17,0	18,41
Mitarbeiter	71 840	71 228	71 131	69 520
Geschäftsstellen	2 405	2 367	2 284	2 238